Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hanover Capital Mortgage Holdings, Inc.
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	6789 (Primary Standard Industrial Classification Code Number)	13-3950486 (I.R.S. Employer Identification No.)

200 Metroplex Drive, Suite 100
Edison, NJ 08817
(732)548-0101
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John A. Burchett
Hanover Capital Mortgage Holdings, Inc.
Chairman, President and Chief Executive Officer
200 Metroplex Drive, Suite 100
Edison, NJ 08817
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Suzette N. Berrios Hanover Capital Mortgage Holdings, Inc. 200 Metroplex Drive, Suite 100 Edison NJ 08817 Telephone: (732) 548-0101 Facsimile: (732) 548-0286	Mark I. Sokolow Thacher Proffitt & Wood LLP Two World Financial Center New York, New York 10281 Telephone: (212) 912-7825 Facsimile: (212) 912-7751

           Approximate date of commencement of proposed sale to the public:
As soon as practicable after the Registration Statement is declared effective and all other conditions to the proposed merger described herein have been satisfied or waived.

           If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common stock, par value $0.01 per share	27,000,000	N/A	$604,021,320	$23,738.04

(1)
Estimated maximum number of shares of common stock of the registrant to be issued (a) to Amster Trading Company and Ramat Securities, LTD in connection with the exchange of trust preferred securities of Hanover Statutory Trust II for 6,762,793 shares of common stock of the registrant and (b) the holders of the limited liability company interests of JWH Holding Company, LLC ("Spinco") in connection with the merger of Spinco into the registrant based on (1) a formula set forth in the merger agreement that provides that, immediately after the merger, the owners of limited liability company interests of Spinco outstanding immediately prior to the effective time of the merger will own 95.17%, certain holders of options to acquire limited liability company interests of Spinco outstanding immediately prior to the effective time of the merger ("Spinco Optionholders") will own 3.33%, and the holders of shares of common stock of the registrant outstanding immediately prior to the effective time of the merger will own 1.5%, in each case of the common stock of the registrant outstanding immediately after the merger, or reserved immediately after the merger in respect of restricted stock units denominated in common stock of the registrant payable to the Spinco Optionholders in connection with the merger, and (2) the number of shares of common stock of the registrant outstanding as of September 30, 2008.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) and (3) under the Securities Act of 1933, as amended, based on (i) (x) the book value (computed as of September 30, 2008, the most recent date for which such information is available) of the trust preferred securities of Hanover Statutory Trust II to be exchanged pursuant to an exchange agreement between the registrant, on the one hand, and Amster Trading Company and Ramat Securities, LTD, on the other, minus, (y) the $750,000 of cash consideration payable to Amster Trading Company and Ramat Securities, LTD for such trust preferred securities, plus (ii) the book value (computed as of June 30, 2008, the most recent date for which such information is available) of the limited liability company interests of Spinco to be converted in the merger into shares of common stock of the registrant.

(3)
Computed in accordance with Rule 457(f) and Section 6(b) under the Securities Act of 1933 by multiplying (A) the proposed maximum aggregate offering price for all securities to be registered by (B) 0.0000393. Filing fee has been previously paid on behalf of registrant.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Hanover Capital Mortgage Holdings, Inc. may not issue shares of its common stock being registered pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated November 5, 2008

Preliminary Prospectus

PROPOSED MERGER AND SHARE ISSUANCE—YOUR VOTE IS VERY IMPORTANT:

To the stockholders of Hanover Capital Mortgage Holdings, Inc.

        As previously announced, the board of directors of Hanover Capital Mortgage Holdings, Inc., or HCM, has unanimously approved a merger that will combine HCM with the mortgage financing and certain related businesses of Walter Industries, Inc. ("Walter") (all of which were previously part of Walter's financing segment), currently held by Walter's direct, wholly-owned subsidiary, JWH Holding Company, LLC ("Spinco"). Pursuant to the Amended and Restated Agreement and Plan of Merger which HCM entered into on October 28, 2008, with Walter and Spinco, Spinco will merge into HCM. Following completion of the merger, the separate existence of Spinco will cease and HCM shall continue as the surviving corporation ("Surviving Corporation"). The merger will take place immediately after Walter distributes its entire equity interest in Spinco to a third party exchange agent to be held for the benefit of Walter stockholders, and after Spinco makes a taxable dividend of cash and limited liability company interests of Spinco to Walter's stockholders, by virtue of their ownership of limited liability company interests of Spinco following the spin-off. In connection with the merger, the Surviving Corporation will be renamed "Walter Investment Management Corporation" and it is expected that its common stock will be quoted on the New York Stock Exchange Alternext ("NYSE Alternext", formerly the American Stock Exchange) and traded under the ticker symbol "WAC."

        The board of directors of HCM has also unanimously approved an exchange agreement among HCM, Amster Trading Company and Ramat Securities, LTD (we refer to Amster and Ramat, together, as the "Amster Parties"), dated as of September 30, 2008, pursuant to which, immediately prior to the effective time of the merger and as a condition to the closing of the merger, HCM will deliver $750,000 in cash and issue 6,762,793 shares of its common stock to the Amster Parties in exchange for all of the trust preferred securities of Hanover Statutory Trust II ("HST-II"), which are currently held by the Amster Parties. Upon completion of the exchange and immediately prior to the merger, HCM will cause Wilmington Trust Company ("WTC"), as Delaware trustee and institutional trustee of HST-II under an Amended and Restated Declaration of Trust, dated November 4, 2005, between HCM and WTC, to exchange the trust preferred securities of HST-II for, and to cancel, all of the $20,619,000 in aggregate principal amount of HCM's fixed/floating junior subordinated debt securities due 2035, which were issued to HST-II pursuant to a junior subordinated indenture, dated November 4, 2005, between HCM and WTC. HCM has entered into a separate exchange agreement with Taberna Preferred Funding I, Ltd. ("Taberna"), also dated as of September 30, 2008, pursuant to which, immediately prior to the effective time of the merger and as a condition to the closing of the merger, HCM will deliver $2.25 million in cash to Taberna ($250,000 of which was paid to Taberna on September 30, 2008) in exchange for all of the trust preferred securities of Hanover Statutory Trust I, which are currently held by Taberna. The obligations of HCM under that agreement do not include the issuance of additional shares of HCM common stock. We refer to the merger and the exchange transactions, collectively, as the "Transactions."

        HCM's board of directors recommends that HCM stockholders approve the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the issuance of Surviving Corporation common stock, and related proposals because it has determined that the merger, the merger agreement and the other transactions contemplated by the merger agreement are fair, advisable and in the best interests of HCM and its stockholders. HCM's board of directors has considered HCM's business and its current and historical financial condition, and it has examined the volatile mortgage industry environment. The HCM board of directors reviewed the strategic options available to HCM, and authorized senior management to explore a merger transaction with Spinco.

HCM's board of directors recognized that a merger of HCM's and Spinco's financing businesses could have substantial strategic and financial benefits because of Spinco's capital position and liquidity and the ability of the larger and more diversified Surviving Corporation to weather continued economic and mortgage market weakness and further crises that might develop.

        Due to unprecedented turmoil in the mortgage and capital markets during 2007 and 2008, HCM incurred a significant loss of liquidity over a short period of time. HCM experienced a net loss of approximately $46.3 million and $80.0 million for the six months ended June 30, 2008 and the year ended December 31, 2007, respectively, and its current operations are not cash flow positive. Additional sources of capital are required for HCM to generate positive cash flow and continue operations beyond 2008. These events have caused substantial doubt about HCM's ability to continue as a going concern.

        Pursuant to the merger agreement, upon completion of the merger, and prior to the elimination of fractional shares, Walter stockholders and certain holders of options to acquire limited liability company interests in Spinco will collectively own 98.5%, and HCM stockholders (including the Amster Parties) will collectively own 1.5% (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning the remaining 0.84%), of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation. To achieve this result, in the merger, every 50 shares of HCM common stock outstanding immediately prior to the effective time of the merger will be combined into one share of Surviving Corporation common stock (which we refer to as the "HCM share combination"). If the number of shares of common stock of the Surviving Corporation that a HCM stockholder is entitled to receive includes a fraction of a share of common stock of the Surviving Corporation, that stockholder will receive cash representing the value of the fractional share of common stock of the Surviving Corporation. For U.S. federal income tax purposes, HCM stockholders will be required to recognize a gain or loss on any cash payment that they receive in lieu of a fractional share. In addition, the aggregate number of shares of common stock of the Surviving Corporation that will be issued in the merger to Walter stockholders and certain holders of options to acquire limited liability company interests of Spinco will be equal to the aggregate number of shares of HCM common stock outstanding immediately prior to the effective time of the merger divided by 50 and multiplied by 65 2/3. Therefore, the total number of shares of Surviving Corporation common stock to be issued to Walter stockholders and the exact value of the per share merger consideration will not be known until the effective time of the merger. Based on the number of shares of HCM common stock outstanding as of September 30, 2008, and after giving effect to the issuance of shares to the Amster Parties in connection with the exchange transaction, the spin-off, the estimated amount of the taxable dividend, the HCM share combination and the effect of the merger, approximately 19.6 million shares of Surviving Corporation common stock in the aggregate are expected to be issued to Walter stockholders pursuant to the merger, and approximately 0.7 million shares of Surviving Corporation common stock are expected to be reserved for issuance in settlement of restricted stock units of the Surviving Corporation granted in connection with the merger to holders of options to acquire limited liability company interests of Spinco immediately prior to the effective time of the merger. However, any increase or decrease in the number of shares of HCM common stock outstanding that occurs for any reason prior to the effective time of the merger would cause these numbers to change. Therefore, we cannot provide a minimum or maximum number of shares that will be issued in the merger, but we do note that, aside from the issuance of shares to the Amster Parties in connection with the exchange transaction, HCM currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business. In all cases, however, the amount of shares to be issued, or to be reserved for future issuance in settlement of restricted stock units of the Surviving Corporation granted in connection with the merger to holders of options to acquire limited liability company interests of Spinco immediately prior to the effective time of the merger, will yield the 98.5/1.5 relative post-merger ownership percentage described above, subject to adjustment if HCM takes certain actions. Based solely on the closing price per share of HCM common stock on [            ], 2008, of $[            ], as reported by the NYSE Alternext, and after giving effect to the issuance of shares to the Amster Parties in connection with the exchange transaction, the spin-off, the estimated amount of the taxable dividend, the HCM share combination and the effect of

the merger, the approximate value that Walter stockholders would receive in the merger would equal $[            ] per share of Walter common stock owned on the record date for the spin-off. However, any change in the market value of HCM common stock prior to the effective time of the merger and variations in the mixture of cash and limited liability company interests of Spinco received by individual Walter stockholders in connection with the taxable dividend would cause the estimated per share value that individual Walter stockholders would receive to change. The number of shares of Surviving Corporation common stock to be issued to Walter stockholders pursuant to the merger will not be adjusted as a result of fluctuations in the market price of HCM common stock prior to the merger. For a more complete discussion of the calculation of the number of shares of Surviving Corporation common stock to be issued pursuant to the merger, see the section entitled "The Merger—Calculation of Merger Consideration" on page [            ] of the accompanying proxy statement/prospectus.

        We cordially invite you to attend a special meeting of HCM stockholders to be held on [day],                        , 2009, at [             place], at [time], local time. At the special meeting, we will ask you to consider and vote on the following proposals, each of which is necessary to effect the merger. HCM's board of directors recommends that HCM stockholders vote FOR the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the issuance of Surviving Corporation common stock in the merger, FOR the proposal to approve the amendment and restatement of HCM's charter, FOR the proposal to approve the issuance of HCM common stock pursuant to the exchange transaction, and FOR the proposal to approve the amendment of the HCM 1999 Equity Incentive Plan to increase the number of shares of HCM common stock that may be issued under that plan.

        Your vote is very important. The merger cannot be completed unless (i) the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement receives the affirmative vote of the holders of a majority of the outstanding shares entitled to cast a vote at the special meeting, (ii) the proposal to approve the amendment and restatement of HCM's charter receives the affirmative vote of the holders of a majority of the aggregate votes entitled to be cast at the special meeting and (iii) the proposals to approve the issuance of HCM common stock and the amendment of the HCM 1999 Equity Incentive Plan to increase the number of shares of HCM common stock that may be issued under that plan receive the affirmative vote of a majority of the vote cast on the matter at the special meeting. Whether or not you plan to attend the special meeting of stockholders, please complete, sign, date and return your proxy card in the enclosed envelope, or authorize the individuals named on your proxy card to vote, by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card. If you hold your shares in a "street name," you should instruct your broker how to vote in accordance with your voting instruction form. If you do not submit your proxy, instruct your broker how to vote, or vote in person at the special meeting, it will have the same effect as a vote against the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and the proposal to approve the amendment and restatement of HCM's charter.

        You should be aware that certain stockholders of HCM, including the chairman of its board of directors, president and chief executive officer, its chief operating officer, managing director and director, and the Amster Parties, have already agreed with Walter to vote or cause to be voted all of the shares of HCM common stock they own in favor of all of the foregoing proposals. These stockholders together hold approximately 10.1% of the total number of votes entitled to be cast at the special meeting.

        We have been advised by Walter that each of the Walter board of directors and the Spinco board of managers has unanimously determined that the merger is advisable and in the best interests of Walter and its stockholders and Spinco and its sole member, respectively, and has approved the merger agreement and the merger. We have also been advised that no vote of Walter's stockholders or any member of Spinco is required for the spin-off or the merger.

        The accompanying proxy statement/prospectus explains the merger, the merger agreement and the transactions contemplated by the merger agreement and provides specific information concerning the special meeting. We urge you to read this proxy statement/prospectus carefully. You should also carefully consider the matters discussed under the heading "RISK FACTORS" beginning on page [            ] of the accompanying proxy statement/prospectus before voting.

        On behalf of our board of directors, I thank you for your support and appreciate your consideration of this matter.

Sincerely,

John A. Burchett
Chairman of the Board of Directors, President and Chief Executive Officer,
Hanover Capital Mortgage Holdings, Inc.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

        This proxy statement/prospectus is dated [                ] [    ], 2008, and is first being mailed to stockholders of HCM on or about [                ] [    ], 2008.

4211 W. Boy Scout Blvd.
Tampa, Florida 33607
(813) 871-4811

To the stockholders of Walter Industries, Inc.:

        As previously announced, the board of directors of Walter Industries, Inc., or Walter, approved the spin-off of JWH Holding Company, LLC, a wholly-owned subsidiary of Walter (which we refer to as "Spinco") and the merger of Spinco into Hanover Capital Mortgage Holdings, Inc., or HCM. At the time of the spin-off, Spinco will hold Walter's entire mortgage financing business and certain other related businesses, all of which were previously part of Walter's financing segment. As a result of the subsequent merger, the separate existence of Spinco will cease, and HCM will continue as the surviving corporation and will be renamed "Walter Investment Management Corporation" (which we refer to as the Surviving Corporation or as Walter Investment Management Corporation). It is expected that the common stock of Walter Investment Management Corporation will be quoted on the New York Stock Exchange Alternext ("NYSE Alternext", formerly the American Stock Exchange) under the ticker symbol "WAC."

        Immediately following the spin-off, and immediately prior to the merger, Spinco intends to pay a taxable dividend of cash and limited liability company interests of Spinco to Walter's stockholders, payable by virtue of their ownership of limited liability company interests of Spinco following the spin-off. The taxable dividend is required in order for Walter Investment Management Corporation to comply with certain Internal Revenue Service requirements pertaining to the maintenance of its status as a real estate investment trust. The total amount of the dividend will be at least equal to Spinco's allocated earnings and profits as determined under U.S. federal income tax principles and currently is expected to be in an aggregate amount of $      to       million. Each holder of Walter common stock as of the record date for the spin-off will have the option to elect to receive the taxable dividend either solely in cash or solely in Spinco limited liability company interests, but the amount of cash available for distribution in the aggregate by Spinco will be limited to an amount equal to [            ]% of the total amount of the taxable dividend. Accordingly, the precise ratio of cash and Spinco limited liability interests payable to each stockholder could be subject to a pro rata reduction based on the total amount of cash distributed and the total amount of cash that Walter stockholders elect to receive. Documentation relating to the election will be mailed to holders of Walter common stock as of the record date for the spin-off as soon as practical after that record date is declared by Walter's board of directors. Please read the accompanying proxy statement/prospectus for further details regarding the manner in which the spin-off and the taxable dividend will be effected.

        The aggregate number of shares of common stock of the Surviving Corporation that will be issued in the merger to Walter stockholders, or will be reserved for issuance in respect of restricted stock units of the Surviving Corporation granted in connection with the merger to holders of options to acquire limited liability company interests of Spinco immediately prior to the effective time of the merger, will be equal to the aggregate number of shares of HCM common stock outstanding immediately prior to the effective time of the merger, divided by 50 and multiplied by 65 2/3. Based on the number of shares of HCM common stock and shares of Walter common stock outstanding as of September 30, 2008, and after giving effect to an anticipated issuance by HCM of 6,762,793 shares of HCM common stock immediately prior to the effective time of the merger pursuant to an exchange agreement with holders of trust preferred securities issued by a trust associated with HCM, the spin-off, the estimated amount of the taxable dividend, the combination of every 50 shares of HCM common stock outstanding immediately prior to the effective time of the merger into a single share of Surviving Corporation common stock, and the effect of the merger, we currently estimate that approximately 19.6 million shares of Surviving Corporation common stock in the aggregate will be issued to Walter stockholders pursuant to the merger, with Walter stockholders expected to receive 0.278355580 of a share of common stock of the Surviving Corporation for every limited liability company interest of Spinco they are entitled to receive in the spin-off and the taxable dividend, which amount will be adjusted to reflect certain events, if any, that occur prior to the merger. In addition, we estimate that approximately 0.7 million shares of Surviving Corporation common stock will be reserved for issuance in respect of restricted stock units of the Surviving Corporation to be granted in connection with the merger to holders of options to acquire limited liability company interests of Spinco immediately prior to the effective time of the merger. The actual number of shares received by individual Walter stockholders in the merger will be determined based on the number of shares of Walter common stock outstanding on the record date for the spin-off (subject to certain adjustments), the number of limited liability company interests of Spinco each Walter stockholder receives in the taxable dividend, and the number of shares of HCM common stock outstanding at the time of the merger (after giving effect to the combination of every 50 shares of HCM common stock outstanding immediately prior to the effective time of the merger into one share of Surviving Corporation common stock pursuant to the merger agreement). As a result, the number of shares of Surviving Corporation common stock received by individual holders for each share of Walter common stock will vary depending on changes in the number of shares of Walter common stock, Spinco limited liability company interests or HCM common stock outstanding. In all cases, however, when the merger is completed, Walter stockholders and certain holders of options to acquire limited liability company interests of Spinco will collectively own 95.17% and 3.33%, respectively, and HCM stockholders (including the Amster Parties) will collectively own 1.5% (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning the remaining 0.84%), of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation. Based solely on the closing price per share of HCM common stock on [            ], as reported by the NYSE Alternext, and after giving effect to an anticipated issuance by HCM of 6,762,793 shares of HCM common stock immediately prior to the effective time of the merger pursuant to an exchange agreement with holders of trust preferred securities issued by a trust associated with HCM, the spin-off, the estimated amount of the taxable dividend, the combination of every 50 shares of HCM common stock outstanding immediately prior to the effective time of the merger into a single share of Surviving Corporation common stock, and the effect of the merger, the approximate value Walter stockholders would receive in the merger would equal $[            ] per each share of Walter common stock owned on the record date for the spin-off. However, any change in the market value of HCM common stock prior to the effective time of the merger and variations in the mixture of cash and limited liability company interests of Spinco received by individual Walter stockholders in connection with the taxable dividend would cause the estimated per share value Walter stockholders would receive to change. The number of shares of HCM common stock to be issued to Walter stockholders in the merger will not be adjusted as a result of fluctuations in the market price of HCM common stock. For a more complete discussion of the calculation of the number of shares of Surviving Corporation common stock to be issued pursuant to the merger, see the section titled "The Merger—Calculation of Merger Consideration" beginning on page [            ] of the accompanying proxy statement/prospectus. Holders of Walter common stock will not be required to pay for any shares of Surviving Corporation common stock they receive and will also retain all of their shares of Walter common stock.

        If the number of shares of common stock of the Surviving Corporation that a Walter stockholder is entitled to receive includes a fraction of a share of common stock of the Surviving Corporation, that stockholder will receive cash representing the value of the fractional share of common stock of the Surviving Corporation. While we expect that the receipt of Surviving Corporation common stock in the merger will be tax free to Walter stockholders, they will be required to recognize gain or loss on any cash payment that they receive in lieu of a fractional share.

        This transaction represents a key step in effecting Walter's strategic plan to focus on its Natural Resources businesses. We believe the spin-off and merger will create two distinct companies with separate ownership and management, which will enhance value for Walter stockholders by allowing each company to separately focus on maximizing opportunities for its distinct business. In addition, we believe that the two companies, each with its own financial characteristics, may appeal to different investor bases.

        Accordingly, each of Walter's board of directors and Spinco's board of managers has determined that the spin-off and the merger are advisable and in the best interest of Walter and its stockholders and Spinco and its sole member, respectively, and has approved the proposed transaction. You need not take any action to participate in the spin-off or the merger. No vote of Walter stockholders or any member of Spinco is required in connection with this transaction.

        The following document contains important information describing Spinco, HCM, the Surviving Corporation and the terms of the spin-off and the merger, including the calculation of the number of shares of common stock of the Surviving Corporation that Walter stockholders will receive. This document is also a prospectus relating to the common stock of the Surviving Corporation that Walter stockholders will receive in the merger. Please read it carefully.

        We look forward to completing this transaction and to the opportunities we believe it presents for our stockholders.

Sincerely,
Michael T. Tokarz Chairman of the Board of Directors Walter Industries, Inc.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
200 Metroplex Drive, Suite 100
Edison, NJ 08817
(732) 548-0101

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [day], [date], 2009

To the Stockholders of Hanover Capital Mortgage Holdings, Inc.:

        A special meeting of Hanover Capital Mortgage Holdings, Inc., or HCM, will be held at [place], on [day],                         , 2009, at [time], local time, for the following purposes:

  1.
  To consider and vote on a proposal to approve the Amended and Restated Agreement and Plan of Merger, dated as of October 28, 2008, among Walter Industries, Inc., JWH Holding Company, LLC and HCM, and the merger of JWH Holding Company, LLC into HCM and the other transactions contemplated by the merger agreement, including the issuance of Surviving Corporation common stock in connection with the merger (the "Merger Issuance" and, together with the merger agreement and the merger, the "Merger Transactions");

  2.
  To consider and vote on a proposal to approve the amendment and restatement of HCM's charter (the "Charter Amendment");

  3.
  To consider and vote on a proposal to approve the issuance of HCM common stock pursuant to the exchange agreement, dated as of September 30, 2008, with Amster Trading Company and Ramat Securities, LTD (the "Exchange Share Issuance");

  4.
  To consider and vote on a proposal to approve an amendment to HCM's 1999 Equity Incentive Plan to increase the total number of shares of HCM common stock that may be issued thereunder from 550,710 to 3,000,000 (the "Plan Amendment"); and

  5.
  To consider and vote on any motion that may properly be brought before the special meeting to adjourn the special meeting to a later date or dates to solicit additional proxies for any or all of the foregoing proposals;

all as more fully set forth in the accompanying proxy statement/prospectus.

        COMPLETION OF THE TRANSACTIONS DESCRIBED IN ITEMS 1, 2, 3 AND 4 ABOVE ARE CONDITIONED ON APPROVAL OF ALL OF THE PROPOSALS AND APPROVAL OF EACH PROPOSAL IS REQUIRED FOR THE EFFECTIVENESS OF THE MERGER.

        The accompanying proxy statement/prospectus further describes the matters to be considered at the meeting. HCM stockholders have no appraisal rights under Maryland law in connection with the merger.

        The HCM board of directors has set the close of business on [            ], 2008, as the record date for the special meeting. Only holders of record of HCM common stock outstanding as of the record date will be entitled to notice of and to vote at the special meeting and any adjournment or postponement thereof. Any stockholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on such stockholder's behalf. Such proxy need not be a holder of HCM common stock. To ensure your representation at the special meeting, please complete, date, sign and return the enclosed proxy card or submit your proxy by telephone or through the internet in accordance with the instructions provided on the proxy card. Any properly executed but unmarked proxy cards will be voted in accordance with the recommendations of HCM's board of directors, including FOR approval of the Merger Transactions, the Charter Amendment, the Exchange Share Issuance, and the Plan Amendment. Please vote promptly whether or not you expect to attend the special meeting. Submitting a proxy now will not prevent you from being able to vote at the special meeting by attending in person, if you wish to do so, and casting a vote.

        HCM'S BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER TRANSACTIONS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER ISSUANCE, FOR THE PROPOSAL TO APPROVE THE CHARTER AMENDMENT, FOR THE PROPOSAL TO APPROVE THE EXCHANGE SHARE ISSUANCE, AND FOR THE PROPOSAL TO APPROVE THE PLAN AMENDMENT, EACH OF WHICH IS NECESSARY TO EFFECT THE MERGER, AND, IF PROPERLY BROUGHT BEFORE THE SPECIAL MEETING, FOR ANY MOTION TO ADJOURN THE SPECIAL MEETING TO A LATER DATE OR DATES TO SOLICIT ADDITIONAL PROXIES FOR ANY OR ALL OF THE FOREGOING PROPOSALS.

By Order of the Board of Directors,

Suzette N. Berrios
Vice President, General Counsel and Secretary
Edison, New Jersey

[                        ], 2008

YOUR VOTE IS VERY IMPORTANT

        PLEASE AUTHORIZE YOUR PROXY TO VOTE ON YOUR BEHALF PROMPTLY. YOU CAN FIND INSTRUCTIONS FOR AUTHORIZING YOUR PROXY TO VOTE ON YOUR BEHALF ON THE ENCLOSED PROXY CARD. IF YOU HAVE QUESTIONS ABOUT THE PROPOSALS OR ABOUT AUTHORIZING YOUR PROXIES, PLEASE CALL INNISFREE M&A INC. AT (888) 750-5834 (TOLL FREE) OR (212) 750-5833 (COLLECT) OR CONTACT THEM VIA EMAIL AT info@innisfreema.com.

REFERENCES TO ADDITIONAL INFORMATION

        This proxy statement/prospectus includes important business and financial information about HCM from other documents filed with the Securities and Exchange Commission ("SEC") by HCM in connection with its Registration Statement of which this proxy statement/prospectus is a part. This information is available to you without charge upon your written or oral request. You can obtain these documents by accessing the SEC's website maintained at "http://www.sec.gov" or by requesting copies in writing or by telephone from HCM at the following address and telephone number: Hanover Capital Mortgage Holdings, Inc., 200 Metroplex Drive, Suite 100, Edison NJ 08817, telephone (732) 548-0101.

        HCM makes available on its website at www.hanovercapital.com its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to these reports as soon as reasonably practical after it files these materials with, or furnishes these materials to, the SEC. HCM's filings with the SEC are available to the public over the internet at the SEC's website at www.sec.gov, or at the SEC's public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

        You may also obtain documents filed by HCM as part of its Registration Statement by requesting them in writing or by telephone from InnisFree M&A Inc., HCM's proxy solicitor, at the following addresses and telephone numbers:

InnisFree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Call toll free: (888) 750-5834
Email: info@innisfreema.com

        To receive timely delivery of the documents in advance of the meeting, you should make your request no later than [                                    ], 2008.

        ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, WITH RESPECT TO WALTER, SPINCO AND THEIR SUBSIDARIES, THE SPIN-OFF AND THE TAXABLE DIVIDEND HAS BEEN PROVIDED BY WALTER. ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, WITH RESPECT TO HCM (INCLUDING THE FINANCIAL ADVISOR TO HCM) AND ITS SUBSIDARIES HAS BEEN PROVIDED BY HCM.

Annex A—Amended and Restated Agreement and Plan of Merger
Annex B—Opinion of Keefe, Bruyette & Woods, Inc.
Annex C—Form of Articles of Amendment and Restatement of HCM
Annex D—Form of Bylaws of HCM
Annex E—Exchange Agreement with the Amster Parties
Annex F—Exchange Agreement with Taberna
Annex G—Amendment to HCM's 1999 Equity Incentive Plan
Annex H—Voting Agreement
Annex I—Software License Agreement

i

QUESTIONS AND ANSWERS

        The following questions and answers briefly address some commonly asked questions about the Hanover Capital Mortgage Holdings, Inc. (also referred to herein as "HCM" or "we") special meeting. They may not include all the information that is important to stockholders. We urge stockholders to read carefully this entire proxy statement/prospectus, including the annexes and the other documents referred to herein.

Q:
Why am I receiving these materials?

A:
We are sending you these materials to help HCM stockholders decide how to vote their shares of HCM stock with respect to the proposed merger and to disclose relevant information relating to the transactions to HCM and stockholders of Walter Industries, Inc. ("Walter"). The merger cannot be completed unless HCM stockholders approve:
•
the Amended and Restated Agreement and Plan of Merger, dated as of October 28, 2008, among Walter, JWH Holding Company, LLC ("Spinco") and HCM, which is referred to in this proxy statement/prospectus as the merger agreement, the merger of Spinco into HCM, which is referred to in this proxy statement/prospectus as the merger, and the other transactions contemplated by the merger agreement, including the issuance of Surviving Corporation common stock in the merger of Spinco into HCM, which is referred to as the Merger Issuance and, together with the merger agreement and the merger, as the Merger Transactions;

•
the amendment and restatement of HCM's charter, as set forth in the Articles of Amendment and Restatement of HCM attached as Annex C to this proxy statement/prospectus, which is referred to in this proxy statement/prospectus as the Charter Amendment;

•
the issuance of HCM common stock pursuant to the exchange agreement, dated as of September 30, 2008, with Amster Trading Company and Ramat Securities, LTD (the "Amster Parties"), which is referred to in this proxy statement/prospectus as the Exchange Share Issuance; and

•
the amendment of HCM's 1999 Equity Incentive Plan to increase the total number of shares of HCM common stock that may be issued thereunder from 550,710 to 3,000,000, which is referred to in this proxy statement/prospectus as the Plan Amendment.

  HCM is holding a special meeting of stockholders to consider and vote on the proposals to approve these matters. Information about the special meeting, the Merger Transactions and the other business to be considered by stockholders at the special meeting is contained in this proxy statement/prospectus. We are delivering this document to you as both a proxy statement and a prospectus. It is a proxy statement because HCM's board of directors is soliciting proxies from its stockholders. It is a prospectus because HCM will issue shares of its common stock to the Amster Parties in the Exchange Share Issuance, and then to the stockholders of Walter, by virtue of their ownership of limited liability company interests of Spinco ("Spinco Interests") following the spin-off, in the merger.

Q:
What will happen in the spin-off and the taxable dividend?

A:
The spin-off is the separation of Walter's mortgage financing and certain related businesses, which are together referred to as Walter's "Financing Business" throughout this proxy statement/prospectus, from its other operations. Prior to the spin-off, Jim Walter Homes, Inc., which conducts Walter's homebuilding business, will be sold or otherwise separated from Spinco. The spin-off, which is intended to be tax-free to Walter's stockholders, will be accomplished through a series of transactions culminating in the pro rata distribution by Walter, immediately prior to the merger, of all of Walter's Spinco Interests to a third party exchange agent to be held for the benefit of Walter's stockholders.

  Immediately following the spin-off and immediately prior to the effective time of the merger, Spinco intends to make a distribution of cash and Spinco Interests to Walter stockholders (or, in the case of Spinco Interests, a third party exchange agent on behalf of Walter stockholders) entitled to receive Spinco Interests in the spin-off, with the precise ratio of cash and Spinco Interests to be determined pursuant to an election by such stockholders (and subject to a cap on the amount of cash available for distribution). The total amount of the distribution will be at least equal to Spinco's allocated earnings and profits, as determined under U.S. federal income tax principles. The taxable dividend is required in order for the Surviving Corporation to comply with certain Internal Revenue Service ("IRS") requirements pertaining to the maintenance of its status as a real estate investment trust. The total amount of the dividend will be at least equal to Spinco's allocated earnings and profits as determined under U.S. federal income tax principles and currently is expected to be in an aggregate amount of $         million. Immediately after the payment of the taxable dividend, as a result of the merger, the Spinco Interests will be converted into the shares of Surviving Corporation common stock that Walter stockholders are entitled to receive in the merger. As a result, Walter's stockholders will never directly hold Spinco Interests.

Q:
Why is Walter proposing to spin-off its Financing Business?

A:
We have been advised by Walter that its board of directors believes that its Financing Business is a fundamentally different type of business from Walter's other businesses and its separation from Walter into a separate company would help highlight the unique qualities and values of each company for investors and better position each company to enhance stockholder value.

  Walter's board of directors has determined that separating Spinco from Walter is in the best interests of Walter and its stockholders. The following potential benefits were considered by Walter's board of directors in making the determination to effect the spin-off:

  •
  allowing each company to separately pursue the business strategies that best suit its long-term interests;

  •
  creating separate companies that have different financial characteristics, which may appeal to different investor bases;

  •
  creating opportunities to more efficiently develop and finance ongoing operations and future acquisitions; and

  •
  creating effective management incentives tied to the relevant company's performance.

  For a further explanation of the reasons for the spin-off and more information about Spinco, see "The Transactions—Reasons for the Spin-Off" and "Description of Spinco", beginning on pages [    ] and [    ], respectively, of this proxy statement/prospectus.

Q:
When will Walter stockholders elect to receive cash or Spinco Interests in the taxable dividend?

A:
Each holder of Walter's common stock as of the record date for the spin-off will have the option to elect to receive the taxable dividend on each Spinco Interest issued to such stockholder in the spin-off either solely in cash or solely in Spinco Interests. Documentation relating to the election will be mailed to holders of Walter common stock as of the record date for the spin-off as soon as practical after that record date is declared by Walter's board of directors. The amount of cash distributed in the aggregate by Spinco will be limited to an amount equal to            % of the total amount of the taxable dividend. Accordingly, the precise ratio of cash and Spinco Interests payable to each stockholder could be subject to a pro rata reduction based on the total amount of cash available for distribution and the total amount of cash that Walter stockholders elect to receive.

Q:
What will happen in the Exchange Share Issuance?

A:
HCM has entered into an exchange agreement, dated September 30, 2008, with the Amster Parties, pursuant to which HCM will acquire all of the trust preferred securities of Hanover

  Statutory Trust II, or HST-II, owned by the Amster Parties immediately prior to the effective time of the merger. As consideration, HCM will pay the Amster Parties $750,000 in cash and 6,762,793 shares of HCM common stock. After giving effect to the Exchange Share Issuance, and assuming that, between September 30, 2008, and immediately prior to the effective time of the merger, there are no other changes in (i) the number of shares of HCM common stock outstanding or (ii) the Amster Parties ownership thereof, the Amster Parties would own approximately 43.9% of the shares of HCM common stock outstanding immediately prior to the effective time of the merger. Upon completion of the Exchange Share Issuance and immediately prior to the merger, HCM will cause Wilmington Trust Company, or WTC, as Delaware trustee and institutional trustee of HST-II under an Amended and Restated Declaration of Trust, dated November 4, 2005, between HCM and WTC, to exchange the trust preferred securities of HST-II for, and to cancel, all of the $20,619,000 in aggregate principal amount of HCM's fixed/floating junior subordinated debt securities due 2035, which were issued to HST-II pursuant to a junior subordinated indenture, dated November 4, 2005, between HCM and WTC. HCM has entered into a separate exchange agreement, also dated September 30, 2008, with Taberna Preferred Funding I, Ltd., ("Taberna"), pursuant to which HCM intends to purchase and retire the trust preferred securities of Hanover Statutory Trust I, or HST-I, and related HCM debt securities held by HST-I. The obligations of HCM under that agreement do not include the issuance of additional shares of HCM common stock. Both exchange agreements are described in more detail under "The Exchange Agreements" beginning on page [    ] of this proxy statement/prospectus.

Q:
Why are HCM stockholders being asked to approve the Exchange Share Issuance?

  The New York Stock Exchange Alternext, or the NYSE Alternext, formerly the American Stock Exchange, requires a company with common stock quoted on the NYSE Alternext, including HCM, to obtain stockholder approval of any issuance of common stock as consideration for an acquisition of stock or assets of another company where that issuance, as in the Exchange Share Issuance, could result in an increase of 20% or more in the number of outstanding shares of common stock. The Exchange Share Issuance is a condition to the closing of the merger and the merger will not be effected unless the Exchange Share Issuance is approved by a majority of the votes cast at the special meeting.

Q:
What will happen in the merger?

A:
In the merger, which will occur immediately after the spin-off, the taxable dividend and the Exchange Share Issuance, Spinco will merge into HCM, in accordance with the terms of the merger agreement. Spinco will cease to exist and HCM will survive the merger as a stand-alone company holding and conducting the combined business activities of HCM and Spinco. In connection with the merger, HCM will change its name to Walter Investment Management Corporation and its common stock will be quoted on the NYSE Alternext under the ticker symbol "WAC." For ease of reference, throughout this proxy statement/prospectus the new company formed by the merger of Spinco and HCM will be called the Surviving Corporation.

Q:
How will HCM's stockholders' ownership of HCM be affected by the merger?

A:
As a result of the merger, every 50 shares of HCM common stock outstanding immediately prior to the effective time of the merger, including the shares of HCM common stock issued pursuant to the Exchange Share Issuance, will be combined into one share of common stock of the Surviving Corporation (we call this combination of shares of HCM common stock in the merger, the "HCM share combination"). Immediately after the merger, 1.5% of the shares of common stock of the Surviving Corporation then outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation will be owned by stockholders of HCM (including the Amster Parties, which will own approximately 0.66% of such shares) immediately prior to the effective time of the merger. See "The Merger Agreement—Merger Consideration" beginning on page [    ] of this proxy statement/prospectus.

Q:
What will Walter stockholders receive in the merger?

A:
As a result of the merger, based on the number of shares of HCM common stock and shares of Walter common stock outstanding as of September 30, 2008, and after giving effect to the Exchange Share Issuance, the spin-off, the estimated amount of the taxable dividend, the HCM share combination, and the effect of the merger, it is currently estimated that Walter stockholders will receive 0.278355580 of a share of common stock of the Surviving Corporation for every Spinco Interest they are entitled to receive in the spin-off and the taxable dividend, which amount will be adjusted to reflect certain events, if any, that occur prior to the merger. The actual number of shares received by individual Walter stockholders in the merger will be determined based on the number of shares of Walter common stock outstanding on the record date for the spin-off (subject to certain adjustments), the number of Spinco Interests each Walter stockholder receives in the taxable dividend, and the number of shares of HCM common stock outstanding at the time of the merger (after giving effect to the HCM share combination). As a result, the number of shares of Surviving Corporation common stock for each share of Walter common stock received by individual holders will vary depending upon changes in the number of shares of Walter common stock, Spinco Interests or HCM common stock outstanding. In all cases, however, when the merger is completed, Walter stockholders and certain holders of options to acquire Spinco Interests immediately prior to the effective time of the merger (who we refer to as the "Spinco option holders") will collectively own 98.5% (3.33% by the Spinco option holders and the remaining 95.17% by such Walter stockholders), and HCM stockholders (including the Amster Parties) will collectively own 1.5% (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning the remaining 0.84%), of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation. Based solely on the closing price per share of HCM common stock on [                        ], as reported by the NYSE Alternext, and after giving effect to the Exchange Share Issuance, the spin-off, the estimated amount of the taxable dividend, the HCM share combination, and the effect of the merger, the approximate value Walter stockholders would receive in the merger would equal $[            ] per each share of Walter common stock owned on the record date for the spin-off. However, any change in the market value of HCM common stock prior to the effective time of the merger and variations in the mixture of cash and Spinco Interests received by individual Walter stockholders in connection with the taxable dividend would cause the estimated per share value Walter stockholders would receive to change. The number of shares of Surviving Corporation common stock to be issued to Walter stockholders in the merger will not be adjusted as a result of fluctuations in the market price of HCM common stock. For more information, see "The Merger Agreement—Merger Consideration" beginning on page [    ] of this proxy statement/prospectus.

Q:
Why should HCM stockholders vote for the proposal to approve the issuance of HCM shares in connection with the merger?

A:
In recommending the Merger Transactions, the Exchange Share Issuance, the Charter Amendment and the Plan Amendment to the HCM stockholders, the HCM board of directors has considered HCM's business, operations, current and historical financial condition, and earnings. In addition, the HCM board of directors examined the uncertain mortgage industry environment, conditions and risks facing HCM and the mortgage industry as a whole. The HCM board of directors also reviewed the strategic options available to HCM, both exploring potential transaction opportunities and remaining as an independent public company. The HCM board of directors authorized management to explore potential transactions, and HCM's senior management subsequently began discussions with Spinco. In the course of those discussions, HCM recognized that a combination of HCM's and Spinco's businesses could potentially have subsequent strategic and financial benefits. HCM's board of directors considered issues such as Spinco's capital position, funding capabilities and liquidity, and the ability of the larger and more diversified Surviving Corporation to weather continued economic and mortgage market weakness and further crises that might develop. The HCM board of directors examined the proposed transactions, and determined that the Merger Transactions, including the terms of the merger agreement and the other agreements relating to the merger, are fair, advisable and in the best interests of HCM and its stockholders. See "The Transactions—Background of the Merger" beginning on page [    ] and "—HCM's Reasons for the Merger" beginning on page [    ] of this proxy statement/prospectus.

Q:
Who will serve as the board of directors and executive officers of the Surviving Corporation after the merger?

A:
Pursuant to the merger agreement, at the effective time of the merger, the board of directors of the Surviving Corporation will be comprised of seven directors divided as nearly equally as possible into three classes, with six directors designated by Spinco and one director designated by HCM, who is John A. Burchett, HCM's current Chairman, President and Chief Executive Officer. Michael T. Tokarz, the Chairman of Walter, and Mark J. O'Brien, currently Chairman and Chief Executive Officer of Spinco and a director of Walter, will be two of Spinco's six designees. Mr. O'Brien will serve as the Chairman and Chief Executive Officer of the Surviving Corporation, Charles E. Cauthen, currently President of Walter Mortgage Company ("WMC"), will become the Surviving Corporation's President and Chief Operating Officer and Kimberly Perez, currently Executive Vice President and Chief Financial Officer of WMC, will become Chief Financial Officer of the Surviving Corporation. Senior management will be determined by the board of directors of the Surviving Corporation. However, the merger agreement provides that each of Mr. Burchett and Irma N. Tavares, HCM's current Chief Operating Officer, Managing Director and a director, will serve in a senior management position at the Surviving Corporation or one or more of its subsidiaries with an initial focus on generating fee income through Hanover Capital Partners 2, Ltd. ("HCP-2"), HCM's principal "taxable REIT subsidiary" as defined under "Material U.S. Federal Income Tax Consequences" beginning on page [    ] of this proxy statement/prospectus.

Q:
When is the merger expected to be completed?

A:
The merger agreement contemplates that the merger will occur no earlier than January 1, 2009, and no later than February 15, 2009, assuming the proposals to approve the Merger Transactions, the Exchange Share Issuance, the Charter Amendment and the Plan Amendment are approved by the HCM stockholders, and assuming the satisfaction or waiver of all other conditions to the merger. However, it is possible that subsequent events could require the merger to be completed at a later time or not at all.

Q:
Why are HCM stockholders being asked to approve the amendment to the 1999 Equity Incentive Plan?

A:
HCM stockholders are being asked to approve the amendment to HCM's 1999 Equity Incentive Plan to ensure that upon completion of the merger, the Surviving Corporation has in place an equity incentive plan that will enable it to address equity incentives for management of the Surviving Corporation in a timely manner. The amendment to HCM's 1999 Equity Incentive Plan is specifically required to increase the total number of shares of HCM common stock that may be issued under it from 550,710 to 3,000,000. The Surviving Corporation will be a considerably larger company than HCM was at the time of the adoption of the 1999 Equity Incentive Plan and will correspondingly have more key employees. As a result, to ensure that the Surviving Corporation has adequate means to provide equity incentive compensation for its employees thereafter, HCM's board of directors has determined that it is in the best interests of HCM to increase the number of shares that may be issued under the 1999 Equity Incentive Plan and has recommended that its stockholders approve the amendment to the 1999 Equity Incentive Plan. This amendment is referred to in this proxy statement/prospectus as the Plan Amendment, and stockholder approval is required for the Plan Amendment in accordance with the provisions of the Plan itself as well as the listing standards of NYSE Alternext. Approval of the Plan Amendment is a condition to the closing of the merger and the merger will not be effected without approval of the Plan Amendment by a majority of the votes cast at the special meeting.

Q:
Do Walter stockholders or Spinco members have to vote to approve the spin-off or the merger?

A:
We have been advised by Walter that no vote of Walter stockholders is required or being sought in connection with the spin-off, the merger, the merger agreement, or the other transactions contemplated by those agreements or discussed in this proxy statement/prospectus. We have further been advised by Walter that the limited liability company agreement of Spinco contemplates the merger and allows Spinco's board of managers to approve and adopt the merger and the merger agreement without any action by Walter as Spinco's sole member.

Q:
Has Walter set a record date for the distribution of Spinco shares in the spin-off?

A:
No. Walter will publicly announce the record date when it has been determined. This announcement will be made prior to the completion of the spin-off and the merger.

Q:
What should Walter stockholders do now?

A:
Walter common stockholders should carefully read this proxy statement/prospectus, which contains important information about the spin-off, the taxable dividend, the merger, Spinco and HCM. Walter stockholders are not required to take any action to approve the spin-off, the taxable dividend, the merger or any of the transactions contemplated thereby. As soon as practical after the record date for the spin-off is declared by Walter's board of directors, documentation will be mailed to holders of record of Walter's common stock as of the record date for the spin-off that relates to the election by such stockholders of the form of consideration they prefer to receive in the taxable dividend, subject to proration. After the merger, the Surviving Corporation will mail to holders of Walter common stock who are entitled to receive shares of Surviving Corporation common stock book-entry statements evidencing their ownership of Surviving Corporation common stock and other information regarding their receipt of Surviving Corporation common stock.

  WALTER STOCKHOLDERS WILL NOT BE REQUIRED TO SURRENDER THEIR EXISTING WALTER COMMON STOCK IN THE SPIN-OFF OR THE MERGER AND THEY SHOULD NOT RETURN THEIR WALTER STOCK CERTIFICATES.

Q:
How will the market price of Walter common stock be affected by the merger?

A:
The market value of Walter common stock following the merger may decrease in order to give effect to the distribution. Some or all of this decrease in value realized by Walter stockholders, if any, should be offset by the value of the Surviving Corporation common stock they will receive in the merger and any cash they may receive as a result of Spinco's pre-merger taxable dividend. However, there can be no assurances that the combined trading prices of shares of Walter common stock and the Surviving Corporation common stock after the merger, even after accounting for cash paid as a pre-merger taxable dividend by Spinco, will be equal to or greater than the trading price of shares of Walter common stock prior to the merger. Until the market has fully evaluated the business of Walter without Spinco, the price at which shares of Walter common stock trade may fluctuate significantly. Similarly, until the market has fully evaluated the combined businesses of HCM and Spinco on a stand-alone basis, the price at which shares of the Surviving Corporation common stock trade may fluctuate significantly.

Q:
Does HCM's board of directors support the merger?

A:
Yes. HCM's board of directors has unanimously approved the merger agreement, the merger and the other transactions contemplated thereby and unanimously recommends that you vote FOR the proposal to approve the Merger Transactions, FOR the proposal to approve the Charter Amendment, FOR the proposal to approve the Exchange Share Issuance, and FOR the proposal to approve the Plan Amendment, each of which is necessary to effect the merger, and, if properly brought before the special meeting, FOR any motion to adjourn the special meeting to a later date or dates to solicit additional proxies for any or all of the foregoing proposals.

Q:
How will my rights as a Surviving Corporation stockholder after the merger differ from my current rights as an HCM stockholder?

A:
After the Charter Amendment, which will be effective immediately prior to the Exchange Share Issuance and the merger, your rights as a stockholder will be governed by the charter and bylaws of HCM as set forth in the Articles of Amendment and Restatement of HCM and the Bylaws of HCM, attached to this document as Annex C and Annex D, respectively, rather than the current charter and bylaws of HCM. A comparison of the differences of your rights as a stockholder under these two governing documents is discussed in the section titled "Comparison of the Rights of HCM Stockholders Before and After the Spin-Off and Merger" beginning on page [    ] of this proxy statement/prospectus.

Q:
What will happen to HCM's dividend policy as a result of the merger?

A:
The Surviving Corporation's dividend policy will be to pay quarterly dividends and other distributions to its stockholders of all or substantially all of its REIT taxable income in each year sufficient to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), subject to the discretion of the Surviving Corporation's board of directors. See "The Merger—Dividend Policy of HCM and the Surviving Corporation" beginning on page [    ] of this proxy statement/prospectus.

Q:
What are the material U.S. federal income tax consequences to HCM stockholders and Walter stockholders resulting from the spin-off, the taxable dividend, the merger and the ownership of Surviving Corporation common stock?

A:
The HCM share combination that will occur in connection with the merger is generally expected to be tax-free to HCM stockholders except to the extent of any cash paid in lieu of fractional shares of Surviving Corporation common stock. Walter stockholders also will generally not recognize any gain or loss for U.S. federal income tax purposes as a result of the spin-off or the merger, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share of Surviving Corporation common stock. The taxable dividend by Spinco to Walter's stockholders described under "Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Spin-Off, the Taxable Dividend and the Merger—The Taxable Dividend" beginning on page [    ] of this proxy statement/prospectus, will be a taxable dividend for U.S. federal income tax purposes. The material U.S. federal income tax consequences of the spin-off, the taxable dividend, the merger and the ownership of Surviving Corporation common stock are described in more detail under "Material U.S. Federal Income Tax Consequences" beginning on page [    ] of this proxy statement/prospectus.

  WE ENCOURAGE WALTER STOCKHOLDERS AND HCM STOCKHOLDERS TO CONSULT THEIR OWN TAX ADVISORS FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES TO THEM OF THE SPIN-OFF, THE TAXABLE DIVIDEND, THE MERGER AND THE OWNERSHIP OF SURVIVING CORPORATION COMMON STOCK.

Q:
Are there risks associated with the merger?

A:
Yes. We may not realize the expected benefits of the merger because of the risks and uncertainties discussed in "Risk Factors" and "Special Note Regarding Forward-Looking Statements" beginning on pages [    ] and [    ], respectively, of this proxy statement/prospectus. Those risks include, among others, risks relating to the uncertainty that Spinco will be able to integrate into HCM successfully and uncertainties relating to the performance of the Surviving Corporation after completion of the merger and risks relating to the failure to complete the merger.

Q:
What do HCM stockholders need to do now?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus, please authorize your proxy as soon as possible so that you will be represented at the special meeting. Please follow the instructions set forth on the proxy card provided by the record holder if your shares are held in the name of your broker or other nominee.

Q:
How do HCM stockholders vote?

A:
You may vote before the special meeting in one of the following ways:
•
use the toll-free number shown on your proxy card;

•
visit the website shown on your proxy card to vote via the Internet; or

•
complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

  You may also cast your vote in person at the special meeting.

Q:
What if an HCM stockholder does not vote on the proposals to be considered at the special meeting?

A:
If you fail to vote in person or by proxy or fail to instruct your broker or other nominee how to vote on the proposals to approve the Merger Transactions and the Charter Amendment, your failure to vote will have the same effect as a vote against these proposals. If you mark your proxy "abstain" or instruct your broker or other nominee to "abstain" from voting on the proposals to approve the Merger Transactions or the Charter Amendment, your abstention will have the same effect as a vote against such proposals. If you fail to vote in person or by proxy or fail to instruct your broker or other nominee how to vote, or if you mark your proxy as "abstain" or instruct your broker or nominee to abstain from voting on the proposals to approve the Exchange Share Issuance or the Plan Amendment, it will have no effect on the approval of the proposals. If you properly authorize a proxy but do not indicate how you want to vote, your proxy will be voted in favor of these proposals.

Q:
Can HCM stockholders change their instructions after they have delivered their proxy or voting instruction card?

A:
Yes. If you are a record holder of HCM common stock, you may change your instructions at any time before your proxy is voted at the special meeting. You may do this in one of four ways:
•
by sending a notice of revocation to the corporate secretary;

•
by sending a completed proxy card bearing a later date than your original proxy card;

•
by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, and following the instructions on the proxy card; or

•
by attending the special meeting and voting in person. Your attendance alone will not revoke any proxy.

  If you choose any of the first three methods, you must take the described action no later than the beginning of the special meeting.

  If your shares are held in "street name" by a broker or other nominee, you should contact your broker or other nominee to change your voting instructions.

Q:
What vote is required to approve each proposal?

A:
To approve the Merger Transactions (Proposal 1): the affirmative vote of the holders of a majority of the outstanding shares of HCM common stock.

  To approve the Charter Amendment (Proposal 2): the affirmative vote of the holders of a majority of the votes entitled to be cast thereon.

  To approve the Exchange Share Issuance (Proposal 3): the affirmative vote of a majority of the votes cast on the matter at the special meeting.

  To approve the Plan Amendment (Proposal 4): the affirmative vote of a majority of the votes cast on the matter at the special meeting.

  To approve any motion properly brought before the special meeting to adjourn the special meeting: the affirmative vote of a majority of the votes cast on the matter at the special meeting.

  No vote of Walter stockholders or any Spinco member is required or being sought in connection with the spin-off or the merger.

Q:
Have any HCM stockholders already agreed to vote in favor of the proposals for the merger?

A:
Yes. John A. Burchett, HCM's Chairman, President and Chief Executive Officer, Irma N. Tavares, HCM's Chief Operating Officer, Managing Director and a director, and the Amster Parties have entered into a voting agreement with HCM, Walter and Spinco that requires them to vote their shares of common stock in favor of each of the proposals described in this proxy statement/prospectus. Collectively, these stockholders hold approximately 10.1% of the outstanding common stock of HCM as of the record date for the special meeting.

Q:
When and where is the special meeting of stockholders?

A:
The special meeting of stockholders will be held at [place], on [day],                        , 2009, at [time], local time. Subject to space availability, all stockholders as of the record date, or their duly appointed proxies, may attend the meeting. Since seating is limited, admission to the meeting will be on a first-come, first-served basis. Registration and seating will begin at [            ], local time.

Q:
If my shares are held in "street name" by a broker or other nominee, will my broker or nominee vote my shares for me?

A:
Your broker or other nominee does not have authority to vote on the proposals described in this proxy statement/prospectus without instructions. Your broker or other nominee will vote your shares held by it in "street name" with respect to these matters ONLY if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides.

Q:
What constitutes a quorum?

  The presence in person or by proxy of stockholders entitled to cast a majority of the votes entitled to be cast at the special meeting constitutes a quorum for the special meeting.

Q:
Are HCM or Walter stockholders entitled to demand appraisal of their shares?

A:
No. Neither HCM nor Walter stockholders nor any member of Spinco have appraisal rights under Maryland or Delaware law, respectively, in connection with the spin-off, the merger, or the transactions contemplated thereby.

Q:
Who should HCM stockholders contact if they have any questions about the proxy materials or voting power?

A:
If you have any questions about the merger or if you need assistance in submitting your proxy or voting your shares or need additional copies of the proxy statement/prospectus or the enclosed proxy card, you should contact the proxy solicitation agent. If your shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

SUMMARY

        This summary highlights selected information contained in this proxy statement/prospectus and does not contain all the information that may be important to you. HCM urges you to read carefully this proxy statement/prospectus in its entirety, as well as the annexes hereto. Unless stated otherwise, all references in this proxy statement/prospectus to Walter are to Walter Industries, Inc., all references to Spinco are to JWH Holding Company, LLC, all references to HCM are to Hanover Capital Mortgage Holdings, Inc. and all references to the Surviving Corporation are to the combined company pursuant to the merger of HCM and Spinco. Further, references to HCM, Walter and the Surviving Corporation in this proxy statement/prospectus include their respective consolidated subsidiaries and the terms "we", "us" and "our" refer to HCM unless the context otherwise requires. Additionally, unless stated otherwise, all references in this proxy statement/prospectus to the merger agreement are to the Amended and Restated Merger Agreement, dated as of October 28, 2008, by and among Walter, Spinco and HCM, a copy of which is attached as Annex A to this proxy statement/prospectus. Further, all references in this proxy statement/prospectus to "spin-off" means the overall transaction of separating Spinco from Walter, the final step of which is the distribution of Spinco limited liability company interests to Walter's stockholders.

 The Parties

Walter

        Walter Industries, Inc., organized in 1987, is a diversified company that operates in five reportable segments: Natural Resources, Sloss, Financing, Homebuilding and Other. Through these operating segments it offers a diversified line of products and services including coal and natural gas, furnace and foundry coke, mortgage financing, and home construction. Its businesses may broadly be grouped in the following categories:

         Financing.    Walter's Financing segment, or its Financing Business, is primarily comprised of WMC, a Delaware corporation that owns and services non-conforming instalment notes and loans that are secured by mortgages and liens on residential property. Prior to May 1, 2008, WMC purchased and originated mortgage loans and purchased instalment notes originated by its homebuilding affiliate, Jim Walter Homes, Inc. ("JWH"). The mortgage portfolio at December 31, 2007 was approximately $1.8 billion. The Financing Business also includes Best Insurors, Inc., ("Best"); and Cardem Insurance Co., Ltd. ("Cardem"). Best is an insurance agency based in Florida and primarily places fire and extended insurance coverage for homeowners who finance through the Financing Business. Cardem is an insurance company based in Bermuda and primarily provides reinsurance of insurance placed through Best and provides captive insurance coverage for various other risks.

         Homebuilding.    Walter's Homebuilding segment is primarily comprised of JWH, an on-your-lot homebuilder which builds in the southeastern United States. Prior to May 1, 2008, Walter's Homebuilding segment offered retail instalment sale financing for most of the homes it built and sold those originated notes to WMC. As of May 1, 2008, JWH no longer offers financing to its customers.

         Natural Resources and Sloss.    Walter's Natural Resources business is primarily comprised of Jim Walter Resources, Inc. ("JWR"). In 2007, JWR produced 5.8 million tons of high quality metallurgical coal through its primary mining division and had net sales and revenues of $556.7 million and $611.7 million in the years ended December 31, 2007 and 2006, respectively. It also produced 7.2 billion cubic feet of natural gas in 2007. Walter's Natural Resources business also produced 247,000 tons of low-sulfur coal for the industrial and electric utility markets in the year ended December 31, 2007. Walter, through Sloss, manufactures furnace and foundry coke. In the year ended December 31, 2007, Sloss sold 431,000 tons of furnace and foundry coke.

         Other:    The Other segment includes Walter's land subsidiaries and corporate expenses.

        Walter's principal offices are located at 4211 W. Boy Scout Boulevard, Tampa, Florida 33607.

Spinco

        Spinco is currently a wholly-owned subsidiary of Walter and was formed as a Delaware limited liability company on May 31, 2006, to hold Walter's Financing and Homebuilding businesses. Those businesses historically have been conducted through certain of Spinco's subsidiaries. The subsidiaries of Spinco included in Walter's Homebuilding segment, including JWH, or their assets, will be sold or otherwise separated from Spinco and will not be part of the spin-off or the Surviving Corporation. The subsidiaries and assets that Spinco will own at the time of the spin-off and the merger have been part of Spinco, as described above. In addition, prior to the spin-off, Spinco will distribute the shares of Cardem to Walter and form a new captive insurance company in its place.

        Spinco's principal offices are located at 4211 W. Boy Scout Boulevard, Tampa, Florida 33607.

HCM

        Hanover Capital Mortgage Holdings, Inc. is a specialty finance company whose principal business historically was to generate net interest income on its portfolio of prime mortgage loans and mortgage securities backed by prime mortgage loans on a leveraged basis. HCM avoids investments in sub-prime and Alt-A loans and securities collateralized by sub-prime or Alt-A loans. HCM historically leveraged its purchases of mortgage securities with borrowings obtained primarily through the use of sales with agreements to repurchase the securities ("Repurchase Agreements"). Historically, the repurchase agreements were on a 30-day revolving basis and, for the majority of HCM's investments, were under a single repurchase agreement for a one-year fixed term basis that expired in August 2008. HCM conducts its operations as a real estate investment trust, or REIT, for U.S. federal income tax purposes. HCM has one primary subsidiary, HCP-2. Since August 2008, HCM continues to invest in whole pool agency securities primarily to enable it to maintain its REIT status and its exemption under the Investment Company Act of 1940 (the "1940 Act"). In addition, HCM currently is focusing on generating fee income through HCP-2 by rendering valuations and loan sale advisory and other related services to private companies and government agencies, services it has provided to third parties in the past.

        Due to unprecedented turmoil in the mortgage and capital markets during 2007 and 2008, HCM incurred a significant loss of liquidity over a short period of time. HCM experienced a net loss of approximately $46.3 million and $80.0 million for the six months ended June 30, 2008 and the year ended December 31, 2007, respectively, and its current operations are not cash flow positive. Additional sources of capital are required for HCM to generate positive cash flow and continue operations beyond 2008. These events have raised substantial doubt about HCM's ability to continue as a going concern.

        HCM's principal executive offices are located at 200 Metroplex Drive, Suite 100, Edison, New Jersey 08817. HCM also maintains an office at 55 Broadway, Suite 3002, New York, New York 10006.

The Surviving Corporation

        After Spinco is spun-off and merged into HCM, the Surviving Corporation will be named Walter Investment Management Corporation. We believe Walter Investment Management Corporation will be positioned as a premier owner and servicer of a substantial mortgage asset portfolio capable of delivering positive cash flow and earnings to its stockholders. The Surviving Corporation will also own and operate a mortgage servicing business that may be expanded into other business opportunities.

The Spin-Off and Taxable Dividend

        The spin-off is the overall transaction of separating Spinco from Walter, which will be accomplished through a series of transactions. As the final step in the spin-off, Walter will distribute all of its Spinco Interests to its stockholders on a pro rata basis. The Spinco Interests will be held by a third party exchange agent for the benefit of Walter's stockholders until the completion of the merger.

We have been advised that Walter's board of directors is expected to declare a dividend of one Spinco Interest for every one share of Walter common stock held as of the record date of the spin-off.

        Immediately following the spin-off and immediately prior to the effective time of the merger, Spinco intends to pay a taxable dividend consisting of (i) cash, which will be paid to holders of record of Walter's common stock as of the record date for the spin-off, and (ii) Spinco Interests, which will be issued to a third party exchange agent to be held for the benefit of such stockholders. The taxable dividend is required in order for Walter Investment Management Corporation to comply with certain IRS requirements pertaining to the maintenance of its REIT status. The total amount of the taxable dividend will be at least equal to Spinco's allocated earnings and profits as determined under U.S. federal income tax principles, and is currently expected to be in an aggregate amount of $            to             million. Each holder of Walter's common stock as of the record date for the spin-off will have the option to elect to receive the taxable dividend on each Spinco Interest issued to such stockholder in the spin-off either solely in cash or solely in Spinco Interests, but the amount of cash distributed in the aggregate by Spinco will be limited to an amount equal to [            ]% of the total amount of the dividend. Accordingly, the precise ratio of cash and Spinco Interests payable to each stockholder could be subject to a pro rata reduction based on the total amount of cash available for distribution and the total amount of cash that Walter stockholders elect to receive. Documentation relating to the foregoing election will be mailed to holders of Walter common stock as of the record date for the spin-off as soon as practical after that record date is declared by Walter's board of directors.

The Exchange Transactions

        The exchange transactions are the transactions by which HCM intends to purchase and retire all of the outstanding trust preferred securities of HST-I and HST-II, each in principal amounts of approximately $20 million, and the related debt securities previously issued by HCM that are held by each of HST-I and HST-II. Currently, Taberna and the Amster Parties hold all of the outstanding trust preferred securities of HST-I and HST-II, respectively, and HCM has entered into exchange agreements with each of Taberna and the Amster Parties to acquire (and subsequently cancel) these trust preferred securities. Each of Taberna and the Amster Parties will surrender certificates representing such trust preferred securities at the closing of the exchange transaction.

        As consideration for all of the outstanding trust preferred securities of HST-I, currently held by Taberna, HCM will pay Taberna $2.25 million in cash, $250,000 of which was paid to Taberna upon signing of its exchange agreement, dated September 30, 2008, with HCM. Pursuant to that exchange agreement, Taberna will also be reimbursed by HCM for its counsel fees up to $15,000 in the aggregate. Pursuant to a separate exchange agreement with HCM, dated September 30, 2008, the Amster Parties have agreed to exchange their trust preferred securities in HST-II for a cash payment of $750,000 and 6,762,793 shares of HCM common stock, payable upon the closing of the exchange agreement. After giving effect to the Exchange Share Issuance, and assuming that, between September 30, 2008, and immediately prior to the effective time of the merger, there are no other changes in (i) the number of shares of HCM common stock outstanding or (ii) the Amster Parties ownership thereof, the Amster Parties would own approximately 43.9% of the shares of HCM common stock outstanding immediately prior to the effective time of the merger. As one of the conditions to the merger agreement, HCM is required to obtain the requisite stockholder approval to approve the Exchange Share Issuance, as described in "Proposal 2" beginning on page [    ] of this proxy statement/prospectus. The Amster Parties' HCM common stock will be issued immediately prior to the effective time of the merger and will be subject to the HCM share combination contemplated by the merger agreement.

        A copy of the exchange agreement between the Amster Parties and HCM is attached as Annex E to this proxy statement/prospectus. A copy of the exchange agreement between Taberna and HCM is attached as Annex F to this proxy statement/prospectus. We encourage you to read each of the exchange agreements carefully. The exchange agreement with the Amster Parties is the principal document governing the Exchange Share Issuance. For more information regarding the exchange transactions, see "The Exchange Agreements" beginning on page [    ] of this proxy statement/prospectus.

The Merger

        Each of the boards of directors of Walter and HCM and the board of managers of Spinco has unanimously approved a merger that will combine Spinco with HCM. Immediately after the spin-off, pursuant to the merger agreement, Spinco shall merge into HCM, with HCM being the Surviving Corporation. In connection with the merger, the Surviving Corporation shall be renamed Walter Investment Management Corporation and it is expected that the shares of its common stock will trade on the NYSE Alternext under the ticker symbol "WAC." A copy of the amended and restated merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read the entire amended and restated merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see "The Merger Agreement" beginning on page [    ] of this proxy statement/prospectus.

        As a result of the merger, every 50 shares of HCM common stock outstanding immediately prior to the effective time of the merger will be combined into one share of the Surviving Corporation common stock in the HCM share combination. Based on the number of shares of HCM common stock and shares of Walter common stock outstanding as of September 30, 2008, and after giving effect to the Exchange Share Issuance, the spin-off, the estimated amount of the taxable dividend, the HCM share combination, and the effect of the merger, we currently estimate that Walter stockholders will receive 0.278355580 of a share of common stock of the Surviving Corporation for every Spinco Interest they are entitled to receive in the spin-off and the taxable dividend, which amount will be adjusted to reflect certain events, if any, occurring prior to the merger. The actual number of shares of Surviving Corporation common stock received by Walter stockholders in the merger will be determined based on the number of shares of Walter common stock outstanding on the record date for the spin-off (subject to certain adjustments), the number of Spinco Interests each Walter stockholder receives in the taxable dividend, and the number of shares of HCM common stock outstanding at the time of the merger (after giving effect to the HCM share combination). As a result, the number of shares of Surviving Corporation common stock received by individual holders for each share of Walter common stock will vary depending on changes in the number of shares of Walter common stock, Spinco Interests or HCM common stock outstanding. In all cases, however, when the merger is completed, Walter stockholders and Spinco option holders will collectively own 98.5% (3.33% by the Spinco option holders and the remaining 95.17% by such Walter stockholders), and HCM stockholders (including the Amster Parties) will collectively own 1.5% (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning the remaining 0.84%), of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation. Based solely on the closing price per share of HCM common stock on [            ], as reported by the NYSE Alternext, and after giving effect to the Exchange Share Issuance, the spin-off, the estimated amount of the taxable dividend, the HCM share combination, and the effect of the merger, the approximate value Walter stockholders would receive in the merger would equal $[            ] per each share of Walter common stock owned on the record date for the spin-off. However, any change in the market value of HCM common stock prior to the effective time of the merger and variations in the mixture of cash and Spinco Interests received by individual Walter stockholders in connection with the taxable dividend would cause the estimated per share value Walter stockholders would receive to change. The number of shares of Surviving Corporation common stock to be issued to Walter stockholders in the merger will not be adjusted as a result of fluctuations in the market price of HCM common stock. For a more complete discussion of the calculation of the number of shares of

Surviving Corporation common stock to be issued in the merger, see the section titled "The Merger—Calculation of Merger Consideration" beginning on page [    ] of this proxy statement/prospectus.

HCM's Board of Directors' Recommendations to HCM Stockholders

        After careful consideration, the HCM board of directors unanimously recommends that holders of HCM common stock vote FOR the proposal to approve the Merger Transactions, FOR the proposal to approve the Charter Amendment, FOR the proposal to approve the Exchange Share Issuance, and FOR the proposal to approve the Plan Amendment, each of which is necessary to effect the merger, and, if properly brought before the special meeting, FOR any motion to adjourn the special meeting to a later date or dates to solicit additional proxies for any or all of the foregoing proposals. For a more complete description of HCM's reasons for the merger and the recommendations of the HCM board of directors, see "The Transactions—HCM's Reasons for the Merger" and "—HCM Board of Directors' Recommendations to HCM Stockholders" beginning on pages [    ] and [    ], respectively, of this proxy statement/prospectus.

HCM's Reasons for the Merger

        In recommending the Merger Transactions, the Exchange Share Issuance, the Charter Amendment and the Plan Amendment to the HCM stockholders, the HCM board of directors has considered HCM's business, operations, current and historical financial condition, and earnings. In addition, the HCM board of directors examined the uncertain mortgage industry environment, conditions and risks facing HCM and the mortgage industry as a whole. The HCM board of directors also reviewed the strategic options available to HCM, both exploring potential transaction opportunities and remaining as an independent public company. The HCM board of directors authorized management to explore potential transactions, and HCM's senior management subsequently began discussions with Spinco. In the course of those discussions, HCM recognized that a combination of HCM's and Spinco's businesses could potentially have subsequent strategic and financial benefits. HCM's board of directors considered issues such as Spinco's capital position, funding capabilities and liquidity, and the ability of the larger and more diversified Surviving Corporation to weather continued economic and mortgage market weakness and further crises that might develop, including in particular HCM's loss of liquidity, net losses, cash flow negative operations and other concerns discussed above under "—HCM". The HCM board of directors examined the proposed transactions and determined that the Merger Transactions, including the terms of the merger agreement, and the other agreements relating to the merger, are fair, advisable and in the best interests of HCM and its stockholders. See "The Transactions—Background of the Merger" and "—HCM's Reasons for the Merger" beginning on pages [    ] and [    ], respectively, of this proxy statement/prospectus.

Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to HCM

        HCM's board of directors considered the analyses of Keefe, Bruyette & Woods, Inc. ("KBW"), which rendered its oral opinion at the meeting of HCM's board of directors held on September 26, 2008, subsequently confirmed in writing on October 28, 2008, the date of the execution and delivery of the amended and restated merger agreement, and subject to and based upon the assumptions made, procedures followed, matters considered and limitations of the review set forth in the opinion, the merger consideration payable pursuant to the merger agreement was fair, from a financial point of view, to HCM stockholders. The full text of the KBW written opinion, dated October 28, 2008, is attached as Annex B to this proxy statement/prospectus. You are encouraged to read the opinion in its entirety, including the assumptions made, matters considered, procedures followed, and limitations upon review undertaken in connection with such opinion. KBW's opinion is for the information and use of the HCM board of directors in connection with its consideration of the merger and does not and shall not constitute a recommendation to any stockholder as to how that stockholder should vote or act with respect to the proposed merger or any other matter described in this proxy statement/prospectus.

KBW was not requested to opine as to, and its opinion does not in any manner address, HCM's underlying business decision to proceed with or effect the merger. The summary of the opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. For a more complete description of the KBW opinion, see "The Merger—Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to HCM" beginning on page [    ], of this proxy statement/prospectus.

Interest of Certain Persons in the Merger

        When considering the recommendations of the HCM board of directors with respect to the approval of the Merger Transactions, the Exchange Share Issuance, the Charter Amendment and the Plan Amendment, HCM stockholders should be aware that some HCM stockholders, directors and officers have interests in the merger that are in addition to the interests of other HCM stockholders. These interests include the retention of John A. Burchett, currently Chairman, President and Chief Executive Officer of HCM, as a member of the board of directors of the Surviving Corporation and, along with Irma N. Tavares, currently Chief Operating Officer, Managing Director and a director of HCM, to serve in senior management positions at the Surviving Corporation or one or more of its subsidiaries, and the obligation of Mr. Burchett, Ms. Tavares and the Amster Parties, in their capacities as stockholders of HCM, to vote in favor of the foregoing proposals pursuant to a voting agreement entered into on September 30, 2008. For a further discussion of interests of directors and executive officers in the merger, see "The Merger—Interests of Certain Persons in the Merger" beginning on page [    ], of this proxy statement/prospectus.

Calculation of the Merger Consideration

        The merger agreement provides that the Surviving Corporation will issue to holders of Walter common stock, or reserve for future issuance in settlement of restricted stock units of the Surviving Corporation granted in connection with the merger to Spinco option holders, a number of shares of common stock of the Surviving Corporation equal to the product of (i) (x) the sum of (A) the number of shares of HCM common stock outstanding immediately prior to the effective time of the merger (including shares issued in the Exchange Share Issuance) plus (B) the number of shares of HCM common stock that would be issued upon exercise of any "in-the-money" options to acquire shares of common stock of HCM outstanding immediately prior to the merger (which is expected to be zero), divided by (y) 50, multiplied by (ii) 65-2/3, subject to adjustment to reflect certain events, if any, occurring prior to the merger. Based on this formula, it is presently estimated that, pursuant to the merger, HCM will issue to Walter stockholders or reserve for future issuance in settlement of restricted stock units of the Surviving Corporation granted in connection with the merger to Spinco option holders approximately 20.3 million shares of common stock. Individual Walter stockholders will receive their pro rata portion of the aggregate number of shares of common stock of the Surviving Corporation actually issued in the merger. Given that these amounts are calculated based on the number of shares of Walter common stock outstanding on the record date for the spin-off (subject to certain adjustments), the number of Spinco Interests each Walter stockholder receives in the taxable dividend, and the number of shares of HCM common stock outstanding at the time of the merger (after giving effect to the HCM share combination), the actual number of shares of Surviving Corporation common stock to be issued will not be determined until the effective time, and there is no maximum or minimum number of shares that will be issued. We do not expect the number of shares of Surviving Corporation common stock to change significantly, as HCM currently has no plans to issue any shares of its common stock prior to the effective time of the merger other than pursuant to grants of equity incentive awards in the ordinary course of business and in connection with the Exchange Share Issuance, which is reflected in the merger consideration analysis in this proxy statement/prospectus. In all cases, however, when the merger is completed, Walter stockholders and Spinco option holders will collectively own 98.5% (3.33% by Spinco option holders and the remaining 95.17% by Walter stockholders), and HCM stockholders (including the Amster Parties) will collectively own 1.5% (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning the remaining 0.84%), of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation. Based solely on the closing price per share of HCM common stock on [            ], as reported by the NYSE Alternext, and after giving effect to the Exchange Share Issuance, the spin-off, the estimated amount of the taxable dividend, the HCM share combination, and the effect of the merger, the approximate value Walter stockholders would receive in the merger would equal $[            ] per each share of Walter common stock owned on the record date for the spin-off. However, any change in the market value of HCM common stock prior to the effective time of the merger and variations in the mixture of cash and Spinco Interests received by individual Walter stockholders in connection with the taxable dividend would cause the estimated per share value Walter stockholders would receive to change. The number of shares of Surviving Corporation common stock to be issued to Walter stockholders in the merger will not be adjusted as a result of fluctuations in the market price of HCM common stock.

        No fractional shares of Surviving Corporation common stock will be issued in the merger (including the HCM Share Combination). Instead, HCM and Walter stockholders that otherwise would be entitled to a fraction of a share of Surviving Corporation common stock will be entitled to receive a cash payment in lieu of issuance of that fractional share. For a more complete description of the merger consideration, see "The Merger Agreement—Merger Consideration" beginning on page [    ] of this proxy statement/prospectus.

Treatment of Equity Awards

        Upon the completion of the merger, outstanding options to acquire shares of HCM common stock and other outstanding incentive awards related to HCM common stock will be converted into similar instruments in respect of the Surviving Corporation's common stock, appropriately adjusted to reflect the effect of the merger, and will, as a result of the merger, become vested or exercisable.

        Upon the completion of the merger, outstanding options to acquire shares of Walter common stock and other outstanding incentive awards related to Walter common stock held by employees of Spinco after the spin-off will be converted into similar instruments in respect of the Surviving Corporation's common stock according to a predetermined exchange ratio. No outstanding equity awards relating to Walter common stock will, as a result of the merger, become vested or exercisable.

        Certain of Spinco's employees hold options to acquire Spinco Interests. Upon the completion of the merger, each outstanding option to acquire a Spinco Interest held by a Spinco employee shall be replaced (except for Spinco Interests the treatment of which in the merger is hereafter separately agreed to by Spinco and the holder of such Spinco Interests) with an equity award denominated in shares of Surviving Corporation common stock and appropriately adjusted to reflect the occurrence of the transactions contemplated by the merger agreement. However, such equity awards will only reduce the number of shares of common stock of the Surviving Corporation issuable to Walter stockholders in connection with the merger, and will in no event reduce the number of shares of common stock of the Surviving Corporation to which HCM stockholders immediately prior to the effective time of the merger are entitled to below 1.5% of the shares of Surviving Corporation common stock outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation.

        Notwithstanding the previous paragraph, the parties to the merger agreement agreed that Spinco and the Spinco option holders may agree separately that, as of the effective time of the merger, by action of Spinco, their options to acquire Spinco Interests will be cancelled and cease to be outstanding. In consideration for their efforts in connection with the contemplated transactions and for no consideration being paid with respect to the cancellation of their Spinco Interests, the Spinco option holders will be entitled to receive from the Surviving Corporation as soon as practicable after the effective time of the merger an aggregate number of restricted stock units that corresponds to notional shares of Surviving Corporation common stock (the "RSUs"). The number of RSUs issued will be determined by multiplying (a) the sum of (x) the total number of shares of Surviving Corporation common stock that, absent such grant of RSUs, would be held by the holders of Spinco Interests immediately following the effective time of the merger ("Spinco Interest Holders") and (y) the shares of common stock of the Surviving Corporation held by HCM stockholders immediately prior to the effective time of the merger, by (b) 0.03333. The merger agreement clarifies that the number of RSUs (and the shares of Surviving Corporation common stock used to settle such RSUs) will only reduce the number of shares of Surviving Corporation common stock payable to Spinco Interest holders in the merger, not the number of such shares payable to HCM stockholders in the merger. Each such RSU shall be paid out with a single share of Surviving Corporation common stock no earlier than the third anniversary of the date of grant.

        For a more complete discussion regarding the treatment of stock options, see "The Merger Agreement—Equity Awards" beginning on page [    ] of this proxy statement/prospectus.

Conditions to Closing of the Merger

        Consummation of the merger is subject to the satisfaction of certain conditions, including, among others:

  •
  Walter shall have received rulings from the IRS relating to (i) the qualification of the spin-off as a tax-free transaction under Section 355 of the Code and (ii) certain U.S. federal income tax consequences of the spin-off and merger (including the restructuring of Walter's Homebuilding business) in form and substance reasonably satisfactory to Walter with respect to each of the matters requested by Walter to be included in such rulings (the "IRS Rulings"). In addition to obtaining the IRS Rulings, Walter shall have obtained an opinion from PricewaterhouseCoopers LLP, or PwC, as to the satisfaction of certain requirements necessary for the spin-off to obtain tax-free treatment under Section 355 of the Code upon which the IRS will not rule;

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  Receipt of opinions of Thacher Proffitt & Wood LLP and Simpson Thacher & Bartlett LLP, tax counsel for HCM and Walter, respectively, that the merger will constitute a reorganization under Section 368(a) of the Code;

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  HCM shall continue to qualify as a REIT;

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  The spin-off shall have occurred;

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  The shares of HCM common stock reserved for issuance in connection with the merger shall have been approved for listing on the NYSE Alternext;

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  The HCM stockholders shall have approved the proposals set forth in this proxy statement/prospectus;

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  Either (i) HCM and the IRS shall have executed an IRS Form 906, Closing Agreement on Final Determination Covering Specific Tax Matters, that resolves, in a manner satisfactory to Walter in its sole discretion exercised in good faith, the issues for which relief was sought in respect of certain REIT qualification issues raised in HCM's submission to the IRS on August 25, 2008, which is referred to herein as the "IRS Closing Agreement" or (ii) the IRS shall have rendered a formal, binding determination other than the IRS Closing Agreement to the effect that the assets which are the subject of HCM's submission to the IRS on August 25, 2008, were, for purposes of Section 856(c) of the Code, "cash items" and therefore that the investment by HCM in such assets will not cause HCM to fail to qualify as a REIT for any taxable year, or otherwise to the effect that HCM has qualified as a REIT for all taxable years, which determination is in form and substance satisfactory to Walter, as determined in its sole discretion exercised in good faith (which determination is referred to herein as the "REIT Determination");

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  Walter and Spinco shall have received an opinion of Thacher Proffitt & Wood LLP that HCM has been organized and has operated in conformity with the requirements for qualification as a REIT since 1997 until immediately prior to the effective time of the merger. The opinion will assume that, if a REIT Determination is not obtained and the IRS Closing Agreement does not provide resolution of the issues for which relief was sought for the taxable year ending December 31, 2008, that the resolution in the IRS Closing Agreement applies to the 2008 taxable year in the same manner as it applies to the taxable years of HCM that are the subject of such IRS Closing Agreement;

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  Walter and Spinco shall have received an opinion of Simpson Thacher & Bartlett LLP that the Surviving Corporation's proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT for taxable year 2009 and thereafter. The opinion will assume that, if a REIT Determination is not obtained and the IRS Closing Agreement does not provide resolution of the issues for which relief was sought for the taxable year ending December 31, 2008, that the resolution in the IRS Closing Agreement applies to the 2008 taxable year in the same manner as it applies to the taxable years of HCM that are the subject of such IRS Closing Agreement;

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  The charter of HCM shall be as set forth in the Articles of Amendment and Restatement of HCM and the Bylaws of HCM shall be the Bylaws of HCM, each as attached to this proxy statement/prospectus as Annexes C and D, respectively; and

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  Each of the exchange agreements shall be in effect and each of the closings thereunder shall have occurred.

        For more information on the conditions to the closing of the merger, see "The Merger Agreement—Conditions to Closing of the Merger" beginning on page [    ] of this proxy statement/prospectus.

Termination of the Merger Agreement; Termination Fee

        Generally, the merger agreement may be terminated at any time before the effective time of the merger (including after stockholder approval):

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  by the mutual written consent of each party to the merger agreement;

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  by either Walter or HCM:
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  if the merger is not consummated by February 15, 2009 through no fault of the party seeking to terminate the merger agreement;

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  if, at the special meeting, the HCM stockholders have not approved the Merger Transactions, the Charter Amendment or the the Exchange Share Issuance after a vote of the stockholders is taken; or

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  if there are final, non-appealable legal restraints preventing the merger and, subject to certain exceptions, the party seeking to terminate the merger agreement has used all commercially reasonable efforts to remove such legal restraints;

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  by Walter:
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  if HCM fails to include or changes (in a manner adverse to Walter or Spinco) the HCM board recommendation in this proxy statement/prospectus;

  •
  if HCM breaches its obligations to prepare and file with the SEC a registration statement on Form S-4 in which the proxy statement/prospectus is included and call a special meeting of stockholders as soon as practicable after the signing of the merger agreement to vote upon the merger proposals, unless the primary cause of such breach is Walter's failure to provide information or assistance to HCM with respect to the preparation and filing of the registration statement;

    •
    if HCM breaches its obligations not to, without written consent of Walter and Spinco, invite Taberna to acquire or attempt to acquire shares of HCM common stock or attempt to otherwise influence or control HCM prior to the earlier to occur of (i) the closing of the merger, (ii) the public announcement of the termination of the merger agreement in accordance with its terms and (iii) the termination of the merger agreement in accordance with its terms;

    •
    if Walter is not in material breach of the terms of the merger agreement and HCM has breached or failed to perform in any material respect a representation, warranty, covenant or other agreement contained in the merger agreement, resulting in a failure of a condition to Walter's obligation to effect the merger, and the breach cannot be cured by or has not been cured within 30 days of notice of such breach (with termination to occur on 30 days' notice to HCM); or

    •
    if the HCM stockholders have not approved the Plan Amendment at the special meeting after a vote of the stockholders is taken;

  •
  by HCM:
  •
  if, prior to obtaining stockholder approval of the Merger Transactions, HCM receives an acquisition proposal and its board of directors concludes that such proposal constitutes a superior proposal. However, if HCM terminates the merger agreement under this circumstance it will have to pay a termination fee (described below) and further it must concurrently enter into a definitive, legally binding agreement with respect to such superior proposal; or

  •
  if HCM is not in material breach of the terms of the merger agreement and Walter or Spinco has breached or failed to perform in any material respect a representation, warranty, covenant or other agreement contained in the merger agreement, resulting in a failure of a condition to HCM's obligation to effect the merger, and the breach cannot be cured or has not been cured within 30 days of notice of such breach (with termination to occur on 30 days' notice to Walter).

        Walter will pay HCM a break-up fee of $3 million if Walter unilaterally terminates the merger agreement for the limited reasons specified in the merger agreement and the termination occurs before December 31, 2008. If Walter terminates the merger agreement after December 31, 2008 and Spinco has purchased from HCM the non-exclusive, non-transferable, perpetual license to use its mortgage-related software/systems, then Walter will pay to HCM a break-up fee of $2 million. Similarly, if HCM unilaterally terminates the merger agreement for the limited reasons specified in the merger agreement, HCM will pay Walter a break-up fee of $3 million if such termination occurs on or after December 31, 2008 or a fee of $2 million if such termination occurs before December 31, 2008. For more information, see "The Merger Agreement—Termination of the Merger Agreement" and "—Effect of Termination" beginning on pages [    ] and [    ], respectively of this proxy statement/prospectus.

Directors and Executive Management Following the Merger

        Following the merger, the board of directors of the Surviving Corporation will be comprised of seven directors divided as nearly equally as possible into three classes, with six directors designated by Spinco and one director designated by HCM, who is John A. Burchett, HCM's current Chairman, President and Chief Executive Officer. Michael T. Tokarz, the Chairman of Walter, and Mark J. O'Brien, currently the Chairman and Chief Executive Officer of Spinco and a director of Walter, will be two of Spinco's six designees. Mr. O'Brien will serve as the Chairman and Chief Executive Officer of the Surviving Corporation, Charles E. Cauthen, currently President of WMC, will become the Surviving Corporation's President and Chief Operating Officer and Kimberly Perez, currently Executive Vice President and Chief Financial Officer of WMC, will become Chief Financial Officer of the Surviving Corporation. Mr. Burchett and Irma N. Tavares, HCM's current Chief Operating Officer, Managing Director and a director, will each serve in a senior management position at the Surviving Corporation or one or more of its subsidiaries with an initial focus on generating fee income through HCP-2, HCM's principal taxable REIT subsidiary. For a more complete discussion of the directors and management, see "The Merger—Interests of Certain Persons in the Merger" and "Management of the Surviving Corporation," beginning on pages [    ] and [    ], respectively of this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Spin-off, the Taxable Dividend, the Merger and the Ownership of Surviving Corporation Common Stock

        The merger is conditioned upon the receipt by (A) Walter of the IRS Rulings, (B) Walter of an opinion of PwC as to the satisfaction of certain requirements necessary for the spin-off to obtain tax-free treatment under Section 355 of the Code on which the IRS will not rule, (C) each party of opinions of counsel that the merger will qualify as a tax-free reorganization under the Code and (D) Walter and Spinco of an opinion of Thacher Proffitt and Wood LLP relating to HCM's REIT qualification since 1997 until immediately prior to the closing of the merger and an opinion of Simpson Thacher & Bartlett LLP that the Surviving Corporation's proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT for taxable year 2009 and thereafter. If the IRS Rulings and these opinions are issued and assuming that the spin-off qualifies as a tax-free transaction under Section 355 of the Code:

  •
  no gain or loss will generally be recognized by a Walter stockholder as a result of the receipt of Spinco Interests in the spin-off;

  •
  no gain or loss will generally be recognized by Walter in the spin-off; and

  •
  no gain or loss will generally be recognized in the merger by HCM, Spinco, an HCM stockholder or a Walter stockholder (except with respect to cash received by such holders in lieu of a fractional share of Surviving Corporation common stock).

        In addition, immediately prior to the merger, Spinco will pay a taxable dividend to Walter stockholders, by virtue of their receipt of Spinco Interests in the spin-off, in the form of cash and Spinco Interests as per the election described under "The Transactions—The Spin-off and Taxable Dividend—Manner of Effecting the Pre-Merger Taxable Dividend."

        For a more complete description of the U.S. federal income tax consequences of the spin-off, the taxable dividend, the merger and the ownership of Surviving Corporation common stock, see "Material U.S. Federal Income Tax Consequences" beginning on page [    ] of this proxy statement/prospectus. The tax consequences to you may depend on your own situation. In addition, you may be subject to state, local or foreign tax laws that are not addressed in this proxy statement/prospectus. You are urged to consult with your own tax advisor for a full understanding of the tax consequences to you of the spin-off, the taxable dividend, the merger and the ownership of Surviving Corporation common stock.

Accounting Treatment of the Merger

        The merger will be accounted for as an acquisition by Spinco of HCM under the purchase method of accounting according to U.S. generally accepted accounting principles.

 No Appraisal Rights

        Under the General Corporation Law of the State of Delaware, the holders of Walter common stock do not have appraisal rights in connection with the spin-off or merger, under the Delaware Limited Liability Company Act, no member of Spinco has appraisal rights in connection with the spin-off or merger and, under the Maryland General Corporation Law ("MGCL"), the holders of HCM common stock do not have appraisal rights in connection with the merger. For more information, see "The Transactions—No Appraisal Rights," beginning on page [    ] of this proxy statement/prospectus.

Voting Agreement

        In connection with the execution of the merger agreement, Walter, Spinco and HCM entered into a voting agreement with John A. Burchett, HCM's Chairman, President and Chief Executive Officer, Irma N. Tavares, HCM's Chief Operating Officer, Managing Director and a director, and the Amster Parties that requires each of them to appear at the special meeting or otherwise cause their stock to be counted as present for purposes of satisfying quorum requirements and to vote their shares of common stock in favor of each of the proposals described in this proxy statement/prospectus. Collectively, these stockholders hold approximately 10.1% of the shares of common stock of HCM outstanding as of the record date for the special meeting.

Comparison of Rights of Stockholders Before and After the Spin-off and Merger

        As a condition to the consummation of the merger and the exchange transactions, the charter and bylaws of HCM and, as a result of the merger, of the Surviving Corporation, will be in the form attached as Annexes C and D, respectively, to this proxy statement/prospectus and incorporated by reference herein. Although there are substantial similarities between the current charter and bylaws of HCM and the charter and bylaws of HCM and the Surviving Corporation required to be in effect at the effective time of the merger, several differences do exist. A summary of the material differences between the rights of HCM stockholders before and after the Charter Amendment is set forth under the heading "Comparison of the Rights of HCM Stockholders Before and After the Merger" beginning on page [    ] of the proxy statement/prospectus.

Additional Agreements Relating to the Spin-Off and Merger

        Walter and Spinco will enter into or have entered into agreements that will govern the spin-off and various interim and on-going relationships between Walter and the Surviving Corporation, as the successor to Spinco, including, among others:

  •
  the Transition Services Agreement;

  •
  the Tax Separation Agreement; and

  •
  the Joint Litigation Agreement.

Matters to be Considered at the Special Meeting

        HCM stockholders will be asked to vote on the following proposals:

  •
  A proposal to approve the Amended and Restated Agreement and Plan of Merger, dated as of October 28, 2008, among Walter, Spinco and HCM, the merger of Spinco into HCM and the other transactions contemplated by the merger agreement, including the issuance of Surviving Corporation common stock in connection with the merger;

  •
  A proposal to approve the amendment and restatement of HCM's charter as set forth in the Articles of Amendment and Restatement of HCM attached as Annex C to this proxy statement/prospectus;

  •
  A proposal to approve the issuance of HCM common stock pursuant to the exchange agreement, dated as of September 30, 2008, with the Amster Parties;

  •
  A proposal to approve an amendment to HCM's 1999 Equity Incentive Plan to increase the total number of shares of HCM common stock that may be issued thereunder from 550,710 to 3,000,000; and

  •
  Any motion that may properly be brought before the special meeting to adjourn the special meeting to a later date or dates, to solicit additional proxies in favor of any or all of the foregoing proposals.

        Completion of the Exchange Share Issuance and the Merger Transactions and effectiveness of the Charter Amendment and the Plan Amendment are conditioned on approval of all of the proposals listed above, and the approval of each such proposal is required for completion of the merger.

        The HCM board of directors recommends that HCM stockholders vote FOR the proposals set forth above, as more fully described under "The HCM Special Meeting" beginning on page [    ] of this proxy statement/prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF HCM

        The following tables set forth summary historical consolidated financial data of HCM. The income statement data for the years ended December 31, 2005, 2006 and 2007, and balance sheet data as of December 31, 2006 and 2007, are derived from our audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The income statement data for the six month periods ended June 30, 2007 and 2008 are derived from our unaudited condensed consolidated financial statements included elsewhere in this proxy statement/prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and in our opinion include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our results of operations and financial position for these periods and as of such dates.

        The historical results are not necessarily indicative of results to be expected in any future period, and the income statement data for the six month period ended June 30, 2008 should not be considered indicative of results expected for the full fiscal year. This information is only a summary, and you should read the tables below in conjunction with HCM's historical consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations of HCM" beginning on page [      ] of this proxy statement/prospectus. You should also read this information in conjunction with the unaudited condensed combined pro forma financial statements of the Surviving Corporation beginning on page [      ] of this proxy statement/prospectus. The amounts in the tables below are in thousands, except share and per share data.

	For the six months ended June 30, (unaudited)				For the year ended December 31,
(In thousands, except share and per share data)	2008		2007		2007		2006	2005	2004(a)		2003(a)
Operating revenues of continuing operations		$(40,716)		$(5,851)		$(70,169)	$11,859	$15,269		$21,982		$20,933
Operating expenses of continuing operations		$5,649		$5,476		$10,664	$13,913	$15,008		$14,503		$13,244
Equity in income of unconsolidated affiliates		$56		$55		$110	$110	$(165)		$445		$1
Minority interest in income of consolidated affiliate	$		$		$		$5	$57	$		$
Income tax provision (benefit)	$		$		$		$12	$2		$(26)		$444
Income (loss) from continuing operations		$(46,309)		$(11,272)		$(80,723)	$(1,951)	$151		$7,950		$7,246
Basic and diluted income (loss) per common share from continuing operations:
Income (loss)—Basic		$(5.36)		$(1.40)		$(9.77)	$(0.23)	$0.02		$0.96		$1.25
Income (loss)—Diluted		$(5.36)		$(1.40)		$(9.77)	$(0.23)	$0.02		$0.95		$1.22
Weighed average shares outstanding—Basic		8,632,632		8,070,768		8,265,194	8,358,433	8,443,744		8,288,405		5,815,126
Weighed average shares outstanding—Diluted		8,632,632		8,070,768		8,265,194	8,358,433	8,460,903		8,344,741		5,943,962
Cash flow data from continuing operations:
Net cash provided by (used in) operating activities		$24,085		$9,106		$69,475	$(17,850)	$7,880		$(86,164)		$1,788
Net cash provided by (used in) investing activities		$826		$5,601		$12,246	$(25,904)	$(26,925)		$26,544		$(3,036)
Net cash provided by (used in) financing activities		$(29,571)		$(15,767)		$(90,950)	$26,771	$28,904		$45,506		$23,230

(a)
Not covered by report of independent registered certified public accountants in this proxy statement/prospectus.

 HCM Balance Sheet Data
(in thousands)

	June 30, (unaudited)		December 31,
	2008	2007	2007	2006	2005(a)	2004(a)	2003(a)
Total assets	$62,240	$275,056	$135,188	$304,269	$272,187	$242,138	$188,991
Total repurchase agreements	$84,027	$183,663	$108,854	$193,247	$154,268	$130,102	$55,400
Total liability to subsidiary trust	$41,239	$41,239	$41,239	$41,239	$41,239	$—	$—

(a)
Not covered by report of independent registered certified public accountants in this proxy statement/prospectus.

 SUMMARY HISTORICAL COMBINED FINANCIAL DATA OF SPINCO

        The following tables set forth the selected historical consolidated financial data of Spinco and its predecessors and are provided to assist you in your analysis of the financial aspects of the merger. Spinco was formed on May 31, 2006. See Note 1 of "Notes to Consolidated Financial Statements" of JWH Holding Company, LLC and subsidiaries beginning on page [      ] of this proxy statement/prospectus. The following selected financial data should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations of Spinco" and its financial statements and the related notes to those statements included elsewhere in this proxy statement/prospectus. The selected consolidated financial data as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 have been derived from Spinco and its predecessors' audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The selected consolidated financial data as of December 31, 2005, 2004 and 2003 and for the years ended December 31, 2004 and 2003 have been derived from Spinco and its predecessors' unaudited consolidated financial statements which have not been included in this proxy statement/prospectus. The following selected financial data is derived from financial statements that include JWH as a consolidated subsidiary, despite the decision made in September 2008 to separate JWH from Spinco prior to the spin-off, the merger and the various other transactions described in this proxy statement/prospectus. You should not take historical results as necessarily indicative of the results that may be expected for any future period.

        The selected consolidated financial data as of and for the six months ended June 30, 2008 and 2007 have been derived from Spinco's unaudited consolidated condensed financial statements. In the opinion of management, the unaudited interim financial statements include all adjustments (consisting of normal recurring adjustments) that are necessary for a fair presentation of such financial statements. The results for the six months ended June 30, 2008 are not necessarily indicative of results that may be expected for the entire fiscal year.

Statement of Operations Data
(dollars in thousands)

	For the six months ended June 30,		For the year ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Unaudited)		(Audited)			(Unaudited)
Total net sales and revenues	$183,126	$237,477	$460,016	$458,290	$412,468	$438,885	$475,506
Income (loss) from continuing operations(1)	$(16,410)	$1,845	$5,855	$7,091	$(69,783)	$(946)	$22,388
Income (loss) from continuing operations per unit	$(16,410)	$1,845	$5,855	$7,091	$(69,783)	$(946)	$22,388
Units used in the per unit calculation(2)	1	1	1	1	1	1	1

(1)
During the six months ended June 30, 2008, Spinco recorded a $17.0 million interest rate hedge ineffectiveness charge and a $6.8 million restructuring charge. During 2005, Spinco recorded a $56.7 million goodwill impairment charge for the Homebuilding business.

(2)
During the second quarter of 2006, Spinco's existing units were contributed by Walter upon the formation of Spinco in exchange for one member unit. Therefore, the earnings per unit for all periods presented was determined using one unit, which is the capital structure subsequent to the formation of Spinco.

 Spinco Balance Sheet Data
(in thousands)

	June 30,		December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Unaudited)			(Audited)		(Unaudited)
Total assets	$2,006,977	$2,045,673	$2,040,480	$2,021,870	$2,000,221	$2,060,226	$2,121,491
Total mortgage-backed/asset-backed notes(1)	$1,437,387	$1,731,519	$1,706,218	$1,736,706	$1,727,329	$1,763,827	$1,829,898

(1)
During the the second quarter of 2008, Spinco repaid all outstanding borrowings and terminated the Mid-State Trust IX and Mid-State Trust XIV mortgage warehouse facilities, which were due to expire in July 2008 and October 2008, respectively, using $214.8 million of funds provided by Walter.

Spinco Selected Quarterly Financial Data

(Unaudited)

(dollars in thousands)

	2008
	Second Quarter	First Quarter
Total net sales and revenues	$90,950	$92,176
Loss from continuing operations(1)	(1,356)	(15,054)

Net loss	$(1,356)	$(15,054)

Net loss per unit	$(1,356)	$(15,054)
Units used in the per unit calculation(2)	1	1

	Year Ended December 31, 2007
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total net sales and revenues	$110,926	$111,613	$122,059	$115,418
Income (loss) from continuing operations	(676)	2,457	3,419	655
Income (loss) from discontinued operations	—	—	281	(2,510)

Net income (loss)	$(676)	$2,457	$3,700	$(1,855)

Income (loss) per unit:
Income (loss) from continuing operations	$(676)	$2,457	$3,419	$655
Income (loss) from discontinued operations	—	—	281	(2,510)

Net income (loss) per unit	$(676)	$2,457	$3,700	$(1,855)
Units used in the per unit calculation(2)	1	1	1	1

	Year Ended December 31, 2006
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total net sales and revenues:	$122,892	$114,340	$110,396	$110,662
Income (loss) from continuing operations	1,936	5,233	1,385	(1,463)
Loss from discontinued operations	(4,086)	(743)	(1,585)	(948)

Net income (loss)	$(2,150)	$4,490	$(200)	$(2,411)

Income (loss) per unit:
Income (loss) from continuing operations	$1,936	$5,233	$1,385	$(1,463)
Loss from discontinued operations	(4,086)	(743)	(1,585)	(948)

Net income (loss) per unit	$(2,150)	$4,490	$(200)	$(2,411)
Units used in the per unit calculation(2)	1	1	1	1

(1)
During the three months ended March 31, 2008, Spinco recorded a $17.0 million interest rate hedge ineffectiveness charge and a $6.8 million restructuring charge.

(2)
During the second quarter of 2006, Spinco's existing units were contributed by Walter upon the formation of Spinco in exchange for one member unit. Therefore, earnings per unit for each period presented was determined using one unit, which is the capital structure subsequent to the formation of Spinco.

 SUMMARY UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA OF THE SURVIVING CORPORATION

        The following unaudited pro forma statement of operations data for the six months ended June 30, 2008 and the year ended December 31, 2007 reflect the merger as if it had occurred on the first day of each period presented. The following unaudited pro forma balance sheet data at June 30, 2008 reflects the merger as if it had occurred on that date. Such pro forma financial data is based on the historical financial statements of HCM and Spinco and gives effect to (1) Spinco's transfer of JWH to Walter, (2) Spinco's transfer of Cardem to Walter and establishment of a new captive insurance business and (3) the merger under the purchase method of accounting for business combinations. As a result, the pro forma financial information is based on certain assumptions and adjustments, including assumptions relating to the consideration paid and the allocation thereof to the assets and liabilities of HCM based on preliminary estimates of their fair value. The following should be read in connection with the section titled "Unaudited Pro Forma Combined Financial Information of the Surviving Corporation", beginning on page [    ] of this proxy statement/prospectus.

	Pro Forma Combined (Unaudited) As of and for the
	Six Months Ended June 30, 2008			Year Ended December 31, 2007
	(dollars in thousands)
Statement of Operations data:
Net sales and revenues		$73,657		$162,186
HCM net loss		$(44,340)		$(77,069)
Spinco net income (loss)		(1,302	)(A)	31,107

Combined net loss		$(45,642)		$(45,962)

Average number of common shares outstanding—basic		19,871		19,871
Average number of common shares outstanding—diluted		19,871		19,871
Loss per common share
Basic	$	$(2.30)		$(2.31)
Diluted		$(2.30)		$(2.31)
Balance Sheet data:
Cash and cash equivalents		$4,629		$10,380
Total assets		$1,980,448		$2,122,567
Long-term debt		$1,440,518		$1,819,107
Total stockholders' equity		$418,076	(B)	$163,988

(A)
Spinco's pro forma net loss includes a $17.0 million interest rate hedge ineffectiveness charge.

(B)
During the six months ended June 30, 2008, Walter provided Spinco $214.8 million to payoff and terminate its warehouse facilities.

 COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE INFORMATION

        The following unaudited pro forma combined per share information for the six months ended June 30, 2008 and the year ended December 31, 2007 reflect the merger as if it had occurred on the first day of each period presented. Such pro forma financial data is based on the historical financial statements of HCM and Spinco and gives effect to (1) Spinco's transfer of JWH to Walter, (2) Spinco's transfer of Cardem to Walter and establishment of a new captive insurance business and (3) the merger under the purchase method of accounting for business combinations. As a result, the pro forma financial information is based on certain assumptions and adjustments as discussed in and should be read in connection with the section entitled "Unaudited Pro Forma Condensed Combined Financial Information of the Surviving Corporation", beginning on page [    ] of this proxy statement/prospectus.

Hanover Historical Per Share Data:

	As of and for the
	Six Months Ended June 30, 2008	Year Ended December 31, 2007
Loss per common share—basic	$(5.36)	$(9.68)
Loss per common share—diluted	(5.36)	(9.68)
Cash dividends	—	—
Book value (deficit) per common share—basic	(8.33)	(3.10)

Spinco Historical Per Unit Data (in thousands):

	As of and for the
	Six Months Ended June 30, 2008	Year Ended December 31, 2007
Net income (loss) per unit—basic	$(16,410)	$3,626
Net income (loss) per unit—diluted	(16,410)	3,626
Cash dividends	—	—
Book value (deficit) per unit—basic	154,131	(75,463)

Unaudited Pro Forma Combined Per Share Data:

	As of and for the
	Six Months Ended June 30, 2008	Year Ended December 31, 2007
Loss per common share—basic	$(2.30)	$(2.31)
Loss per common share—diluted	(2.30)	(2.31)
Cash dividends	—	—
Book value per common share—basic	21.04	8.25

MARKET PRICES AND DIVIDENDS AND OTHER DISTRIBUTIONS

        HCM common stock currently trades on the NYSE Alternext under the symbol "HCM." On September 29, 2008, the last trading day before the announcement of the signing of the original merger agreement, the last sale price of HCM common stock reported by the NYSE Alternext was $0.17 per share. On October [            ], 2008, the last practicable trading day for which information is available as of the date of this proxy statement/prospectus, the last sale price of HCM common stock reported by the NYSE Alternext was $[            ] per share. As of September 30, 2008, there were 141 record holders, and approximately 4,950 beneficial owners of HCM's common stock. The following table sets forth the high and low closing sale prices of HCM common stock for the periods indicated.

	Year ending December 31, 2007		Year ending December 31, 2006		Year ending December 31, 2005
	High	Low	High	Low	High	Low
1st Quarter	$5.55	$3.31	$7.20	$4.34	$11.89	$10.40
2nd Quarter	$4.95	$3.91	$6.50	$5.00	$11.75	$9.60
3rd Quarter	$4.80	$1.20	$7.09	$5.25	$10.68	$7.88
4th Quarter	$2.15	$0.36	$6.64	$4.85	$8.40	$6.20

        The following table shows the dividends that have been declared on HCM's common stock during 2007, 2006 and 2005:

Year ending December 31, 2007	Cash Dividends Declared Per Share
1st Dividend	$0.15
2nd Dividend	$0.00
3rd Dividend	$0.00
4th Dividend	$0.00

Year ending December 31, 2006
1st Dividend	$0.20
2nd Dividend	$0.20
3rd Dividend	$0.15
4th Dividend	$0.15

Year ending December 31, 2005
1st Dividend	$0.30
2nd Dividend	$0.30
3rd Dividend	$0.25
4th Dividend	$0.25

        Market price data for Spinco has not been presented as Spinco's units do not trade separately from Walter's common stock. HCM's dividend policy is to pay quarterly dividends and other distributions to its stockholders of all or substantially all of its REIT taxable income in each year in order to qualify for the tax benefits accorded to a REIT under the Code. For more information on HCM's dividend policy and the expected dividend policy of the Surviving Corporation following the merger, see "The Merger—Dividend Policy of HCM and the Surviving Corporation" beginning on page [    ] of this proxy statement/prospectus.

RISK FACTORS

        In addition to the other information included in this document, including the matters addressed in "Special Note Regarding Forward-Looking Statements" beginning on page [    ] of this proxy statement/prospectus, you should carefully consider the matters described below. The risks described below are not the only risks facing HCM and the Surviving Corporation. Additional risks and uncertainties not currently known or that are currently deemed to be immaterial may also materially and adversely affect the Surviving Corporation's business operations or the price of the Surviving Corporation common stock following completion of the merger.

Risks Relating To the Spin-Off and the Merger

The calculation of the merger consideration will not be adjusted if the value of the business or assets of Spinco declines before the merger is completed. As a result, at the time you vote on the merger you will not know what the value of the Surviving Corporation common stock will be following completion of the merger.

        The calculation of the number of shares of Surviving Corporation common stock to be issued pursuant to the merger will not be adjusted in the event the value of Spinco immediately prior to the effective time of the merger declines. If the value of this business declines after the HCM stockholders approve the Merger Transactions, the market price of the common stock of the Surviving Corporation following completion of the merger will be less than HCM stockholders anticipated when they voted to approve the proposals. While HCM will not be required to consummate the merger upon the occurrence of any event or circumstance that has, or could reasonably be expected to have, a material adverse effect on Spinco, neither Walter nor HCM will be permitted to terminate the merger agreement or resolicit the vote of HCM stockholders because of any changes in the value of Spinco or the market price of its common stock that does not rise to the level of a material adverse effect (as defined in the merger agreement) on Spinco.

Failure to complete the merger could lead to the inability of HCM to continue as a viable entity.

        Due to unprecedented turmoil in the mortgage and capital markets during 2007 and 2008, HCM incurred a significant loss of liquidity over a short period of time. HCM also experienced a net loss of approximately $46.3 million and $80 million for the six months ended June 30, 2008 and the year ended December 31, 2007, respectively, and its current operations are not cashflow positive. If the spin-off and merger do not occur, additional sources of capital would be required for HCM to generate positive cashflow and continue operations beyond 2008. These events have raised substantial doubt about HCM's ability to continue as a viable entity. Moreover, satisfaction or waiver of all conditions precedent to consummate the merger is a condition to closing under the exchange agreements with the Amster Parties and with Taberna. If the merger does not occur, the closings under the exchange agreements will not occur, and HCM will be required to pay to the Amster Parties $2.4 million of interest by January 31, 2009 and to Taberna $2.2 million of interest by December 31, 2008 under the existing trust preferred securities agreements. We cannot assure you that HCM will be able to make such required payments.

        In addition, if the merger agreement is terminated and the merger does not occur, it is expected that Spinco will exercise its right under the loan and security agreement to demand repayment of all amounts owed by HCM to Spinco thereunder and, if HCM does not pay such amounts, to exercise its right under the loan and security agreement and the related securities account control agreement to foreclose upon all of the assets purchased by HCM with the proceeds of its borrowing from Spinco, which assets are held in a collateral account securing HCM's obligations to Spinco. In such event, HCM may not have sufficient assets or access to financing to maintain its qualification as a REIT. See "Additional Agreements Between HCM, Walter, Spinco and Their Affiliates—Loan and Security Agreement" beginning on page [    ] of this proxy statement/prospectus.

The NYSE Alternext (formerly the American Stock Exchange) has notified HCM that it is not in compliance with its continued listing criteria. If HCM is delisted by the NYSE Alternext, the price and liquidity of its stock will be negatively affected.

        On April 8, 2008, HCM received notice from the AMEX Staff indicating that HCM was not in compliance with (1) Section 1003(a)(i) of the AMEX Company Guide due to stockholders' equity of less than $2,000,000 and losses from continuing operations and net losses in two out of HCM's three most recent fiscal years, and (2) Section 1003(a)(iv) of the AMEX Company Guide in that HCM has sustained losses which are so substantial in relation to its overall operations or existing financial resources, or its financial condition has become so impaired, that it appears questionable, in the opinion of the AMEX, as to whether HCM will be able to continue operations and/or meet its obligations as they mature. HCM was afforded the opportunity to submit a plan of compliance and, on May 8, 2008, submitted its plan to the AMEX. The AMEX did not, at that time, accept HCM's plan, and HCM appealed its decision with a scheduled hearing date of August 26, 2008. In support of its position, HCM submitted to the AMEX on a confidential basis, certain supplemental materials in advance of such hearing date. Such supplemental materials included the then most recent draft of the merger agreement and other documents related to the merger with Spinco. Based on those supplemental materials, the AMEX notified HCM on August 25, 2008 that it was cancelling the hearing and granting HCM an extension to regain compliance with the continued listing standards. Currently, HCM is subject to periodic review by the AMEX staff during the extension period. Failure to make progress consistent with the plan and to achieve certain milestones, including but not limited to HCM completing the merger with Spinco and the HCM share combination prior to December 31, 2008 (for which HCM will request an extension) and the Surviving Corporation meeting the continued listing standards of the AMEX or a failure to regain compliance with the continued listing standards by the end of the extension period could result in HCM's stock being delisted from the AMEX. On October 1, 2008, AMEX merged with the New York Stock Exchange, and all companies formerly trading on AMEX now trade on the NYSE Alternext platform. If its securities are delisted from NYSE Alternext, then it may trade on the Over-the-Counter-Bulletin Board, which is viewed by most investors as a less desirable and less liquid market place. However, HCM cannot assure you that, if its common stock is listed or quoted on such other exchange or system, the market for HCM common stock will be as liquid as it has been on the NYSE Alternext. As a result, if HCM is delisted by NYSE Alternext or it transfers its stock to another exchange or quotation system, the market price for its common stock may become more volatile than it has been historically. Delisting of HCM's stock from NYSE Alternext could make trading its stock more difficult for investors, leading to declines in share price. Delisting of HCM's stock may also make it more difficult and expensive for HCM to raise additional capital.

HCM may incur substantial expenses and payments if the merger does not occur.

        It is possible that the merger may not be completed. The closing of the merger depends on the satisfaction or waiver of specified conditions. Some of these conditions are beyond HCM's control. For example, the closing of the merger is conditioned on approval by HCM's stockholders. If this approval is not received the merger cannot be completed even if all of the other conditions to the merger are satisfied or waived. If the merger is not completed, HCM will have incurred substantial expenses without realizing the expected benefits of the merger. In addition, HCM may also be subject to additional risks if the merger is not completed, including:

  •
  depending on the reasons for termination of the merger agreement, the requirement that HCM pay Walter a termination fee of either $2 million if the termination occurs prior to December 31, 2008, or $3 million if the termination occurs on or after December 31, 2008;

  •
  substantial costs related to the merger, such as legal, accounting and financial advisory fees, must be paid regardless of whether the merger is completed; and

  •
  potential disruption to the businesses of HCM and distraction of its workforce and management team.

The merger agreement does not require that the fairness opinion of HCM's financial advisor be updated as a condition to closing the merger.

        The merger agreement does not require that the fairness opinion of HCM's financial advisor, KBW, be updated as a condition to closing the merger, and HCM does not currently intend to request that the opinion be updated. As such, the fairness opinion does not reflect any changes, subsequent to the date of the merger agreement, in the relative values of HCM and Spinco as it is to be constituted prior to the merger. As a result, at the closing of the merger the market price of HCM common stock and the value of Spinco may vary significantly from such market price as of the date of the fairness opinion of the financial advisor.

HCM cannot predict the price range or volatility of the common stock of the Surviving Corporation after the merger.

        From time to time, the market price and volume of shares traded of companies in the sub-prime mortgage finance industry experience periods of significant volatility. Since 2007, the sub-prime mortgage finance markets have experienced historically significant volatility, which may continue after the effective time of the merger. Company-specific issues and developments generally in the sub-prime mortgage industry or the economy may cause this volatility. The market price of the common stock of the Surviving Corporation may fluctuate in response to a number of events and factors, including:

  •
  general economic, market and political conditions;

  •
  availability of debt and equity capital markets;

  •
  quarterly variations in results of operations or results of operations that could be below the expectations of public market analysts and investors;

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  changes in financial estimates and recommendations by securities analysts;

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  operating and market price performance of other companies that investors may deem comparable;

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  press releases or publicity relating to the Surviving Corporation or its competitors or relating to trends in the Surviving Corporation's markets; and

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  sales of common stock or other securities by insiders.

        In addition, broad market and industry fluctuations, as well as investor perception and the depth and liquidity of the market for the common stock of the Surviving Corporation, may adversely affect the trading price of its common stock, regardless of actual operating performance.

        There can be no assurance as to the price at which the common stock of the Surviving Corporation will trade after the distribution date. Until its common stock is fully distributed and an orderly market develops in its common stock, the price at which its common stock trades may fluctuate significantly and may be lower or higher than the price that would be expected for a fully distributed issue.

Sales of a substantial number of shares of the common stock of the Surviving Corporation following the merger may adversely affect its market price and the issuance of additional shares will dilute all other stockholdings.

        Sales or distributions of a substantial number of shares of the common stock of the Surviving Corporation in the public market or otherwise following the merger, or the perception that such sales could occur, could adversely affect the market price of its common stock. After the merger, all of the shares of the common stock of the Surviving Corporation will be eligible for immediate resale in the public market. Investment criteria of certain investment funds and other holders of the common stock of the Surviving Corporation may result in the immediate sale of its common stock after the merger to the extent such stock does not meet their criteria. In addition, to the extent that Walter's common stockholders assign the majority of Walter's market value to its Natural Resources and Sloss segments, such investors may choose to sell the Surviving Corporation's stock. Substantial selling of Surviving Corporation common stock, whether as a result of the merger or otherwise, could adversely affect the market price of its common stock.

If the spin-off does not constitute a tax-free spin-off or the merger does not constitute a tax-free reorganization under the Code then one or more of Walter, the Surviving Corporation and Walter stockholders may be responsible for the payment of U.S. federal income taxes.

        The spin-off and merger are conditioned upon, among other things, Walter's receipt of a ruling from the IRS to the effect that (among other things) the spin-off would be tax-free to Walter, Spinco and Walter stockholders for U.S. federal income tax purposes under Section 355 of the Code. Although a private letter ruling from the IRS is generally binding upon the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, then Walter and the Surviving Corporation will not be able to rely on the ruling.

        In addition, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Therefore, the spin-off and merger are also conditioned on Walter's receipt of an opinion from PwC as to the satisfaction of these required qualifying conditions for the application to the spin-off of Section 355 of the Code. PwC's tax opinion is not binding on the IRS or the courts. Lastly, the spin-off and merger are conditioned, among other things, on Walter's receipt of an opinion from Simpson Thacher & Bartlett LLP and HCM's receipt of an opinion from Thacher Proffitt & Wood LLP, each to the effect that the merger will be treated as a tax-free reorganization within the meaning of Section 368 of the Code.

        These opinions will rely on, among other things, current law and certain representations and assumptions as to factual matters made by Walter, Spinco and HCM. Any change in applicable law or the failure of any factual representation or assumption to be true and complete in all material respects, could adversely affect the conclusions reached in these opinions. The opinions will not be binding on the IRS or the courts, and the IRS and the courts may not agree with the opinions.

Failure to complete the merger could adversely impact HCM's market price.

        If the merger is not completed for any reason, the price of HCM common stock may decline to the extent that the market price of HCM common stock reflects positive market assumptions that the spin-off and the merger will be completed and the related benefits will be realized.

Some of the directors, officers and stockholders of HCM may have interests in the merger that are different from, or in addition to, the interests of HCM stockholders in general.

        In considering the recommendation of the HCM board of directors to vote to approve the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment, HCM stockholders should be aware of potential conflicts of interest of, and of the benefits available to, some of HCM's stockholders, directors and officers. These stockholders, directors and officers may have interests in the merger that are different from, or in addition to, the interests of HCM stockholders in general as a result of, among other things:

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  arrangements for John A. Burchett, currently the Chairman, President and Chief Executive Officer of HCM, to be appointed to the board of directors of the Surviving Corporation in connection with the merger;

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  arrangements for John A. Burchett and Irma N. Tavares, currently the Chief Operating Officer, Managing Director and a director of HCM, to each serve in a senior management capacity at the Surviving Corporation or one or more of its subsidaries with an initial focus on generating fee income through HCP-2 after the merger is completed;

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  arrangements for the retention of Harold McElraft, currently Chief Financial Officer and Treasurer, Suzette Berrios, currently Vice President and General Counsel, and James Strickler, currently Managing Director of HCM; and

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  the voting agreement entered into by the Amster Parties, John A. Burchett and Irma N. Tavares with Walter, Spinco and HCM requiring such stockholders to vote in favor of the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment.

        You should read "The Merger—Interests of Certain Persons in the Merger" beginning on page [    ] of this proxy statement/prospectus for a more complete description of the interests and benefits listed above.

The merger agreement contains provisions that may discourage other companies from trying to acquire HCM.

        The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to HCM that might result in greater value to HCM stockholders than the merger. For example, the merger agreement generally prohibits HCM from soliciting any acquisition proposal. In addition, if the merger agreement is terminated by HCM or Walter in circumstances that obligate HCM to pay a termination fee and to reimburse transaction expenses to Walter, HCM's financial condition may be adversely affected as a result of the payment of the termination fee and transaction expenses, which might deter third parties from proposing alternative business combination proposals. You should read "The Merger Agreement—Covenants—No Solicitation" beginning on page [    ] of this proxy statement/prospectus for a more complete description.

The historical consolidated financial information of Spinco may not be indicative of its results as an independent company and may not be a reliable indicator of its historical or future results.

        Spinco is currently a fully integrated part of Walter. Consequently, the financial information of Spinco included in this proxy statement/prospectus does not include all of the expenses that would have been incurred had Spinco been a separate, stand-alone entity. However, the historical consolidated financial statements include certain costs and expenses that have been allocated to Spinco from Walter. The historical and pro forma financial information of Spinco included in this proxy statement/prospectus may not reflect what the results of operations, financial position and cash flows would have been had Spinco been operated as an independent company during the periods presented or be indicative of what its results of operations, financial position and cash flows may be in the future when it is operated as an independent company. This is primarily a result of the following factors:

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  Spinco's historical financial information reflects allocations for services historically provided by Walter, and it is expected that these allocations will be different from the costs that will be incurred for these services in the future as a smaller independent company, including with respect to services provided by Walter under any transition services agreement and other commercial service agreements. Walter expects that, in some instances, the costs incurred for these services as a smaller independent company will be higher than the share of total Walter expenses allocated to these businesses historically;

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  Spinco's historical financial information reflects related-party payables and income expense that will be eliminated as part of the spin-off;

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  Spinco's historical financial information does not reflect the increased costs associated with being an independent company, including changes that are expected in cost structure, personnel needs, financing and operations as a result of the spin-off from Walter; and

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  The historical financial information of Spinco includes JWH, which will no longer be a subsidiary of Spinco at the time of the spin-off.

        Walter has advised us that while adjustments based upon available information and assumptions that are believed to be reasonable have been made to reflect these factors, among others, in the historical financial information and in the pro forma financial information for Spinco included in this proxy statement/prospectus, these assumptions may not prove to be accurate and, accordingly, the pro forma information should not be assumed to be indicative of what the financial condition or results of operations actually would have been if Spinco had been operated as an independent company nor to be a reliable indicator of what the financial condition or results of operations actually may be in the future.

        For additional information about the past financial performance of Spinco and the basis of the presentation of the historical consolidated financial statements, see "Selected Historical Combined Financial Data of Spinco," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Spinco" on pages [    ] and [    ] of this proxy statement/prospectus, respectively, and the historical financial statements and the accompanying notes in the proxy statement/prospectus.

HCM stockholders will have significantly reduced ownership and voting interest after the merger.

        After the merger's completion, HCM stockholders will own 1.5% of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation issued to Spinco option holders in the merger (after giving effect to the Exchange Share Issuance), with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning the remaining 0.84%. Consequently HCM stockholders, as a group, will be able to exercise materially less influence over the management and policies of the Surviving Corporation than they presently exercise over the management and policies of HCM.

Governmental agencies may delay or impose conditions on approval of the merger, which may diminish the anticipated benefits of the merger.

        Completion of the spin-off and merger is conditioned upon the receipt of all material governmental consents, approvals, orders and authorizations, including the receipt by Walter of a ruling from the IRS regarding the tax-free treatment of the spin-off. While Walter and HCM intend to pursue vigorously any and all required governmental approvals and do not know of any reason why such necessary approvals would not be obtained in a timely manner, the requirement to receive these approvals before the spin-off and merger could delay the completion of the spin-off and merger, possibly for a significant period of time after HCM stockholders have approved the proposals required to effectuate the merger at the special meeting. In addition, these governmental agencies may attempt to condition their approval of the merger on the imposition of conditions that could have a material adverse effect on the Surviving Corporation's operating results or the value of the Surviving Corporation common stock after the merger is completed. Any delay in the completion of the merger could diminish the anticipated benefits of the merger or result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the transaction. Any uncertainty over the ability of the companies to complete the merger could make it more difficult for HCM and Spinco to retain key employees or to pursue business strategies. In addition, until the merger is completed, the attention of HCM and Spinco management may be diverted from ongoing business concerns and regular business responsibilities to the extent management is focused on matters relating to the transaction, such as obtaining governmental approvals.

Risks relating to the Surviving Corporation's business after the merger.

Because Spinco has not operated on an independent basis, the future business prospects of the Surviving Corporation could suffer as a result of the separation of Spinco from Walter.

        At the time of the merger, Spinco will consist of Walter's mortgage financing business and certain insurance businesses, all of which were part of the Financing segment of Walter. Until the spin-off, Walter will own all of the outstanding Spinco Interests. The operation of Spinco separate from Walter may place significant demands on the Surviving Corporation's management, operational and technical resources. The future performance of the Surviving Corporation will depend on its ability to function as an independent company comprised of Spinco and HCM's businesses and on its ability to finance and manage expanding operations and to adapt its information systems to changes in its business. Spinco relies on, and following the merger the Surviving Corporation will rely on, contractual arrangements that require Walter and its affiliates to provide or procure certain critical transitional services and shared arrangements to it such as:

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  certain tax, legal and accounting services;

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  certain human resources services, including benefit plan administration;

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  information technology and communications systems; and

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  insurance.

        We cannot assure you that that after the termination of these arrangements, the Surviving Corporation will be able to provide these services for itself in a cost-effective manner or replace these services and arrangements in a timely manner or on terms and conditions, including service levels and cost, as favorable as those Spinco has received from Walter and its affiliates. Failure of the Surviving Corporation to provide these services for itself or obtain these services from Walter or another third party on favorable terms or at all could have a material adverse effect on the Surviving Corporation's business, financial condition and results of operations.

The IRS may challenge the Surviving Corporation's status as a REIT, and a court could sustain any such challenge.

        The Surviving Corporation's qualification and taxation as a REIT depends upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income earned by the Surviving Corporation from specified sources, the percentage of the Surviving Corporation's assets that falls within specified categories, the diversity of its stock ownership and the percentage of its earnings that are distributed. No assurance can be given that the actual results of the Surviving Corporation's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of the Surviving Corporation's failure to qualify as a REIT, see "Material U.S. Federal Income Tax Consequences—The Surviving Corporation's Taxation as a REIT—Failure to Qualify" beginning on page [    ] of this proxy statement/prospectus.

The integration of HCM and Spinco may present significant challenges to the management of the Surviving Corporation which could cause the management to fail to respond effectively to competition facing the business of the Surviving Corporation.

        There is a significant degree of difficulty and management distraction inherent in the process of separating Spinco from Walter and integrating the businesses of HCM and Spinco. These difficulties include:

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  the challenge of separating Spinco from Walter and then integrating HCM's business with Spinco's business while carrying on the ongoing operations of each business;

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  the necessity of coordinating geographically separate organizations;

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  the ability to successfully integrate HCM's information technology systems with Spinco's information technology systems;

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  the challenge of integrating the business cultures of each company, which may prove to be incompatible; and

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  the need to retain key officers and personnel of Spinco and HCM.

        The process of separating and integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the businesses of Spinco or HCM. Members of the senior management of the Surviving Corporation that will be appointed after the merger may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage the business affairs of the Surviving Corporation. One potential consequence of such distractions could be the failure of management to respond to changes in the economy or credit quality of the managed assets of the Surviving Corporation. If the senior management of the Surviving Corporation is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, the Surviving Corporation's business could suffer.

The Surviving Corporation may not realize the anticipated synergies, cost savings and growth opportunities from the merger.

        The success of the merger will depend, in part, on the ability of Spinco and HCM to realize the anticipated synergies, cost savings and growth opportunities from integrating the businesses of HCM with those of Spinco. The Surviving Corporation's success in realizing these synergies, cost savings and growth opportunities, and the timing of this realization, depends on the successful integration of Spinco's and HCM's businesses and operations. Even if the companies are able to integrate their business operations successfully, there can be no assurance that this integration will result in the realization of the full benefits of synergies, cost savings and growth opportunities that Spinco and HCM currently expect from this integration or that these benefits will be achieved within the anticipated time frame. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated and the benefits from the merger may be offset by costs incurred in integrating the companies. A part of the Surviving Corporation's growth strategy depends on the availability and willingness of third-party loan portfolio owners to outsource servicing of their loan portfolio to it and its ability to successfully integrate that business into the existing business of Spinco. There can be no assurance that the Surviving Corporation will be able to implement that strategy successfully.

The Surviving Corporation is exposed to increased risks of delinquencies, defaults and losses on mortgages and loans associated with the generally lower credit grade of its borrowers.

        Spinco specializes in servicing mortgage notes and loans (which we refer to as "mortgage assets") to credit-impaired borrowers who were generally unable to qualify for loans from conventional mortgage sources due to loan size, credit characteristics or other requirements. HCM's mortgage portfolio basically consists of prime mortgage loans. Therefore the Surviving Corporation will be subject to various risks associated with the lower credit customers that it will succeed to from Spinco, including, but not limited to, the risk that these borrowers will not pay the principal and finance charges or interest when due, and that the value received from the sale of the borrower's home in a repossession will not be sufficient to repay the borrower's obligation to the Surviving Corporation. Delinquencies and defaults cause reductions in the interest income and net income of the Surviving Corporation.

        If delinquency rates and losses are greater than expected:

  •
  the fair market value of the mortgage assets pledged as collateral for securitized borrowings, and the value of the Surviving Corporation's ownership interest in the securitizations it will succeed to from Spinco, may decline; or

  •
  the allowances that are established for losses on mortgage assets may be insufficient, which could depress the Surviving Corporation's business, financial condition, liquidity and net income.

        During economic slowdowns or recessions, mortgage and loan delinquencies and defaults generally increase. In addition, significant declines in market values of residences securing mortgages and loans reduce homeowners' equity in their homes. The limited borrowing power of potential customers increases the likelihood of delinquencies, defaults and credit losses on foreclosure. Many of the Surviving Corporation's borrowers will have limited access to consumer financing for a variety of reasons, including a relatively high level of debt service, lower credit scores, higher loan-to-value ratios of the mortgage assets, past credit write-offs, outstanding judgments or prior bankruptcies. As a result, the actual rate of delinquencies, repossessions and credit losses on the Surviving Corporation's loans may often be higher under adverse economic conditions than those experienced in the mortgage loan industry in general.

        Approximately 2% of Spinco's mortgage portfolio is comprised of adjustable rate mortgage loans that require payment adjustments during the term of the loan. This adjustment in payment may result in increased payment defaults by borrowers who are unprepared or unable to meet higher payment requirements, resulting in higher losses to the Surviving Corporation. In addition, the rate of delinquencies may be higher after natural disasters or adverse weather conditions. For example, during the third quarter of 2005, Hurricane Katrina impacted several states where the mortgage asset portfolio of Spinco had high concentrations of customers. As a result, the delinquency rate in those states increased substantially and Spinco incurred a $1.3 million provision for estimated losses on instalment notes that was anticipated as a result. In 2008, Hurricanes Gustav and Ike also impacted Spinco. Spinco recorded estimated losses of $4 million during its third quarter ended September 30, 2008, for these hurricane impacts.

        After a default by a borrower, the Surviving Corporation will evaluate the cost effectiveness of repossessing the property. Such default may cause it to charge its allowances for credit losses on its loan portfolio. Any material decline in real estate values increases the loan-to-value ratios of its loans and the loans backing the Surviving Corporation's mortgage related securities. This weakens collateral values and the amount of its recoveries, if any, obtained upon repossessions. If the Surviving Corporation must take losses on a mortgage or loan backing its mortgage related securities or loans that exceed its allowances, its financial condition, net income and cash flows could suffer.

The Surviving Corporation may have substantial additional liability for U.S. federal income tax allegedly owed by Walter or Spinco for periods prior to the spin-off.

        Each member of a consolidated group for U.S. federal income tax purposes is severally liable for the U.S. federal income tax liability of each other member of the consolidated group for any year in which it is a member of the group at any time during such year. Each member of the Walter controlled group, which currently includes Walter, Spinco and Walter's other subsidiaries, is also jointly and severally liable for pension and benefit funding and termination liabilities of other group members, as well as certain benefit plan taxes. Accordingly, when the Surviving Corporation succeeds to Spinco's liabilities, it could be liable under such provisions in the event any such liability is incurred, and not discharged, by any other member of the Walter consolidated or controlled group for any period during which Spinco was included in the Walter consolidated or controlled group.

        The IRS has issued a Notice of Proposed Deficiency assessing tax deficiencies in the amount of $82.2 million for the fiscal years ended May 31, 2000, December 31, 2000 and December 31, 2001 with respect to the Walter consolidated group, which includes Spinco. The proposed adjustments relate primarily to its method of recognizing revenue on the sale of homes and recognizing revenue on the instalment note receivables. The items at issue relate primarily to the timing of revenue recognition, and, consequently, should the IRS prevail on its positions, Walter's financial exposure is generally limited to interest and penalties, although it is possible that some portion of the offsetting deductions may be derived by Spinco after the spin-off and could result in a permanent difference to Walter for a portion of the tax liability. In addition, a controversy exists with regard to federal income taxes allegedly owed by the Walter consolidated group for fiscal years 1980 through 1994. Walter estimates that the amount of tax presently claimed by the IRS is approximately $34.0 million for issues currently in dispute in the bankruptcy court. Walter believes that, should the IRS prevail on any such issues, Walter's financial exposure will be generally limited to interest and possible penalties and the amount of tax claimed will be offset by deductions in later years, although it is possible that some portion of the offsetting deductions may be derived by Spinco after the spin-off and could result in a permanent difference to Walter for a portion of the tax liability. While Walter believes that its tax filing positions have substantial merit and it intends to defend any tax claims asserted, there can be no assurance that the IRS or a federal court will uphold the tax filing positions taken by Walter. Moreover, although Walter believes that it has sufficient accruals to address any such tax claims, including related interest and penalties, an adverse ruling, judgment or court order could impose significant financial liabilities in excess of such accruals, which could have an adverse effect on Walter's financial condition and results of operations and could require a significant cash payment. If Walter was unable to satisfy any such liabilities, the IRS could require the Surviving Corporation to satisfy them. It should be noted that the fairness opinion rendered by KBW in connection with the merger assumed that this tax liability will be zero. In addition, please see "Additional Agreements Between HCM, Walter, Spinco and Their Affiliates—Tax Separation Agreement" beginning on page [    ] of this proxy statement/prospectus.

The Surviving Corporation may be required to satisfy certain indemnification obligations to Walter or may not be able to collect on indemnification rights from Walter.

The Surviving Corporation (as successor to Spinco) intends to enter into certain agreements with Walter, including the Tax Separation Agreement and the Joint Litigation Agreement. Under the terms of the Tax Separation Agreement, to the extent that Walter or the Surviving Corporation takes any action that would be inconsistent with the treatment of the spin-off of Spinco from Walter as a tax-free transaction under Section 355 of the Code, then any tax resulting from such actions will be attributable to the acting company and will result in indemnification obligations that could be significant. Under the terms of the Joint Litigation Agreement, Walter will indemnify the Surviving Corporation (as successor to Spinco) for liabilities arising from businesses and operations not included in Spinco at the time of the spin-off, and the Surviving Corporation (as successor to Spinco) will indemnify Walter for liabilities arising from businesses and operations that are included in Spinco at the time of the spin-off. The ability to satisfy these indemnities if called upon to do so will depend upon the future financial strength of each of these companies. We cannot determine whether the Surviving Corporation will be required to indemnify Walter for any substantial obligations after the distribution. If Walter is required to indemnify the Surviving Corporation for any substantial obligations, Walter may not have the ability to satisfy those obligations. If Walter is unable to satisfy its obligations under its indemnity, the Surviving Corporation may be required to satisfy those obligations. See "Additional Agreements Between HCM, Walter and Spinco and Their Affiliates—Tax Separation Agreement" and "—Joint Litigation Agreement" beginning on page [    ] of this proxy statement/prospectus.

The mortgage-backed and asset-backed debt securities of the Surviving Corporation have over-collateralization and credit enhancement requirements, which, if not satisfied, may decrease its cash flow and net income.

        The Surviving Corporation's securitizations have over-collateralization requirements that may result in a decrease in the value of its ownership interests in its securitizations and have a negative impact on its cash flow. Generally, if the mortgage assets of a securitization trust perform poorly, the over-collateralization feature of the securitization directs excess cash flow from the securitized pool of mortgage assets to the senior debt securities of the trust. During any period in which this happens the Surviving Corporation may not receive any cash distributions from such mortgage trust. In addition, the pool of mortgage assets of a securitization must meet certain performance tests based on delinquency levels, losses and other criteria in order for the Surviving Corporation to receive excess cash flow. If these performance tests, or significant terms regarding the calculation of such tests, are not satisfied, the Surviving Corporation would not be permitted to receive excess cash flow from the securitizations. Material variations in the rate or timing of its receipt of cash distributions from these mortgage assets may adversely affect net income and may affect its overall financial condition. In addition, if cash flow is substantially redistributed to satisfy over-collateralization and credit enhancement requirements, the Surviving Corporation may be unable to meet annual distribution requirements applicable to REITs, which may result in material negative tax consequences to the Surviving Corporation.

The operations of the Surviving Corporation may depend on the availability of additional financing and it will not be able to obtain financing from Walter after the merger.

        Following the merger, the Surviving Corporation expects to have adequate liquidity to support the operation and development of its business. In the future, however, it may require additional financing for liquidity, capital requirements and growth initiatives. After the merger, Walter will not provide funds to the Surviving Corporation. Accordingly, the Surviving Corporation may depend on its ability to generate cash flow from operations and to borrow funds and issue securities in the capital markets to maintain and expand its business. It may need to incur debt on terms and at interest rates that may not be as favorable as those historically enjoyed by Walter. Any inability by the Surviving Corporation to obtain financing in the future on favorable terms could have a negative effect on its results of operations and financial condition.

Economic conditions in Texas, North Carolina, Louisiana, Mississippi, Alabama and Florida may have a material impact on the Surviving Corporation's profitability because it will conduct a significant portion of its business in these markets.

        The mortgage assets of Spinco currently are, and those of the Surviving Corporation will be, concentrated in the Texas, North Carolina, Louisiana, Mississippi, Alabama and Florida markets. In the past, rates of loss and delinquency on mortgage assets have increased from time to time, driven primarily by weaker economic conditions in these markets. Furthermore, precarious economic and budget situations at the state government level may hinder the ability of customers to repay their obligations in areas in which the Surviving Corporation will conduct the majority of its business. The concentration of mortgage assets in such markets may have a negative impact on the Surviving Corporation's operating results.

Natural disasters and adverse weather conditions could disrupt the Surviving Corporation's business and adversely affect its results of operations.

        The climates of many of the states in which the Surviving Corporation will operate, including Louisiana, Mississippi, Alabama, Florida and Texas, where it will have some of its larger operations, present increased risks of natural disaster and adverse weather. Natural disasters or adverse weather in the areas in which it will conduct its business, or in nearby areas, have in the past, and may in the future, lead to significant insurance claims, cause increases in delinquencies and defaults in its mortgage portfolio and weaken the demand for homes that it may have to repossess in affected areas, which could adversely affect its results. In addition, the rate of delinquencies may be higher after natural disasters or adverse weather conditions. For example, during the third quarter of 2005, Hurricane Katrina impacted several states where the mortgage asset portfolio held by Spinco had high concentrations of customers. As a result, the delinquency rate in those states increased substantially and Spinco incurred a $1.3 million provision for estimated losses on instalment notes that was anticipated as a result of Hurricane Katrina. In 2008, Hurricanes Gustav and Ike also impacted Spinco. Spinco recorded estimated losses of $4 million during its third quarter ended September 30, 2008, for these hurricane impacts. The occurrence of large loss events due to natural disasters or adverse weather could reduce the insurance coverage available to the Surviving Corporation, increase the cost of its insurance premiums and weaken the financial condition of its insurers, thereby limiting its ability to mitigate any future losses it may incur from such events. Moreover, severe flooding, wind and water damage, forced evacuations, contamination, gas leaks, fire and environmental and other damage caused by natural disasters or adverse weather could lead to a general economic downturn, including increased prices for oil, gas and energy, loss of jobs, regional disruptions in travel, transportation and tourism and a decline in real-estate related investments, especially in the areas most directly damaged by the disaster or storm.

The Surviving Corporation may be prevented from taking certain corporate actions following the merger in order to avoid significant tax-related liabilities.

        It is expected that the Tax Separation Agreement will preclude Spinco (and the Surviving Corporation as successor to Spinco) from engaging in certain actions following the spin-off unless it first obtains either a tax opinion acceptable to Walter or an IRS ruling to the effect that such transactions will not result in additional taxes. The Tax Separation Agreement is also expected to require the Surviving Corporation to indemnify Walter for any resulting taxes regardless of whether the Surviving Corporation first obtains such opinion or ruling. As a result of these restrictions, the Surviving Corporation may be unable to engage in strategic or capital raising transactions that holders of Surviving Corporation common stock might consider favorable, or to structure potential transactions in the manner most favorable to the Surviving Corporation. See "Additonal Agreements Between HCM, Walter, Spinco and their Affiliates—Tax Separation Agreement" beginning on page [    ] of this proxy statement/prospectus.

The Surviving Corporation will be subject to a number of federal, local and state laws and regulations that may prohibit or restrict the Surviving Corporation's mortgage financing or servicing in some regions or areas.

        The Surviving Corporation will be subject to a number of federal, state and local laws that affect mortgage financing and servicing. There have been an increasing number of "anti-predatory" lending and consumer protection laws that impose restrictions on mortgage loans, including the amount of fees, interest or annual percentage rates that may be charged. As a result of current market conditions, the U.S. Congress has announced that it will be considering new legislation in the mortgage sector. To the extent that the enactment of new laws impose broad restrictions on financing and servicing, the Surviving Corporation may be subject to the imposition of requirements that negatively impact sales, costs and profitability or it may be prohibited or restricted from operating in certain regions or areas which could negatively impact future revenue and earnings.

As the Surviving Corporation builds its information technology infrastructure and transitions Spinco's data to its own systems, it could experience temporary business interruptions and incur substantial additional costs.

        The Surviving Corporation will install and implement information technology infrastructure to support its business functions, including accounting and reporting, customer service and distribution. It anticipates that this will involve significant costs. The Surviving Corporation may incur temporary interruptions in business operations if Spinco data cannot transition effectively from Walter's existing technology infrastructure (which covers hardware, applications, network, telephony, databases, backup and recovery solutions), as well as the people and processes that support them. The Surviving Corporation may not be successful in implementing its new technology infrastructure and transitioning the data of Spinco, and it may incur substantially higher costs for implementation than currently anticipated. Its failure to avoid operational interruptions as it implements the new infrastructure and transitions data, or its failure to implement the new infrastructure and transition data successfully, could disrupt its business and have a material adverse effect on its profitability. In addition, technology service failures could have adverse regulatory and business consequences.

Businesses the Surviving Corporation will acquire may not perform as expected.

        Servicing businesses the Surviving Corporation may acquire in the future may not perform as expected. Acquired businesses may perform below expectations for various reasons, including legislative or regulatory changes that affect the areas in which the business specializes and general economic factors that affect a business in a direct way. Any of these factors could impair the Surviving Corporation's results of operations.

You may not receive the level of dividends provided for in the dividend policy the Surviving Corporation's board of directors will adopt upon the closing of the merger or any dividends at all.

        The board of directors of the Surviving Corporation will adopt a dividend policy, effective upon the closing of the merger, which reflects an intention to distribute to the Surviving Corporation stockholders an amount sufficient to maintain the Surviving Corporation's status as a REIT. See "The Merger—Dividend Policy of HCM and the Surviving Corporation" beginning on page [    ] of this proxy statement/prospectus. The board of directors of the Surviving Corporation may, in its discretion, amend or repeal this dividend policy. The Surviving Corporation's initial dividend policy will be based upon Walter and HCM's current assessment of the Surviving Corporation's business and the environment in which it will operate, and that assessment could change in the future. In addition, future dividends with respect to shares of the Surviving Corporation common stock, if any, will depend on, among other things, the Surviving Corporation's cash flows, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that the Surviving Corporation's board of directors may deem relevant. The Surviving Corporation's board of directors may decrease the level of dividends provided for in the dividend policy or discontinue the payment of dividends entirely. We cannot assure you that the Surviving Corporation will generate sufficient cash from continuing operations in the future, or have sufficient legally available funds to pay dividends on its common stock in accordance with the dividend policy adopted by the Surviving Corporation's board of directors. The reduction or elimination of dividends may negatively affect the market price of the Surviving Corporation's common stock.

The Surviving Corporation's success will depend, in part, on its ability to attract and retain qualified personnel.

        The Surviving Corporation's success will depend, in part, on its ability to attract, retain and motivate qualified personnel, including executive officers and other key management personnel. Although we (i) expect Mark O'Brien, Spinco's current Chairman and Chief Executive Officer and a director of Walter, to serve as the Chairman and Chief Executive Officer of the Surviving Corporation, Charles E. Cauthen, currently President of Walter Mortgage Company, to serve as the Surviving Corporation's President and Chief Operating Officer and Kimberly Perez, currently Executive Vice President and Chief Financial Officer of WMC, to serve as Chief Financial Officer of the Surviving Corporation, and (ii) have entered into amendments to existing employment agreements with each of John A. Burchett, HCM's current Chairman, President and Chief Executive Officer, and Irma N. Tavares, HCM's current Chief Operating Officer, Managing Director and a director, to serve in senior management positions with the Surviving Corporation or one or more of its subsidiaries, we cannot assure you that the Surviving Corporation will be able to attract and retain qualified management and other personnel necessary for its business. Particularly, if the Surviving Corporation is unable to retain key employees of Spinco, it may experience substantial disruption in these businesses. The loss of key management personnel or other key employees or the Surviving Corporation's inability to attract such personnel may adversely affect its ability to manage its overall operations and successfully implement its business strategy.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, referred to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. These forward-looking statements reflect management's views and assumptions as of the date of this proxy statement/prospectus regarding future events and operating performance. Statements that are not of historical fact are forward-looking statements, and are contained throughout this document, including under the following sections: "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations of Spinco", "Management's Discussion and Analysis of Financial Condition and Results of Operations of HCM", "Unaudited Condensed Combined Pro Forma Financial Statements of the Surviving Corporation", "Description of Spinco", and "Description of Business of HCM". Some of the forward-looking statements in this document can be identified by the use of forward-looking terms such as "believes", "intends", "expects", "may", "will", "estimates", "should", "could", "anticipates", "plans" or other comparable terms. Forward-looking statements, such as projected operating results, are subject to known and unknown risks and uncertainties, many of which may be beyond the control of HCM, Spinco or the Surviving Corporation, that could cause actual results to differ materially from any future results, performance, or achievements expressed or implied by the forward-looking statements.

        You should understand that the following important factors and assumptions could affect the future results of the Surviving Corporation and could cause actual results to differ materially from those expressed in the forward-looking statements:

  •
  integration of the businesses and volatility of the trading price of Surviving Corporation common stock

  •
  anticipated cost savings and synergies from the merger;

  •
  future performance generally, and of the Surviving Corporation in particular;

  •
  anticipated business development activities and future capital expenditures; and

  •
  financing sources and availability, and future interest expense.

        All forward-looking statements in this document are qualified by these cautionary statements and are made only as of the date of this document. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

 THE TRANSACTIONS

        On September 30, 2008, Walter and HCM announced that they had entered into a transaction providing for the spin-off of Spinco and the merger of Spinco into HCM. In order to effect the spin-off and merger: (i) Walter will spin off Spinco by distributing all the Spinco Interests pro rata to its stockholders, to be held for their benefit by a third party exchange agent until completion of the merger, (ii) Spinco will pay a taxable dividend consisting of (a) cash, which will be paid to the Walter stockholders entitled to receive Spinco Interests in the spin-off, and (b) additional Spinco Interests, which will be issued to the third party exchange agent referred to above, and (iii) Spinco will merge into HCM, with HCM continuing as the Surviving Corporation, which will be renamed Walter Investment Management Corporation.

The Spin-off and Taxable Dividend

        The spin-off is the overall transaction of separating Spinco from Walter, which will be accomplished through the following series of transactions:

  1)
  Spinco will cause WMC, a direct, wholly owned subsidiary of Spinco, to merge with, or convert to, a single member limited liability company, wholly owned by Spinco, and treated as a disregarded entity for U.S. federal income tax purposes;

  2)
  Spinco will make a deemed distribution to Walter by making a deemed dividend of a related-party receivable due from Walter and will also distribute the shares of certain subsidiaries, including Cardem, Coast to Coast Advertising, Inc. and Dixie Building Supplies, Inc., to Walter. Prior to the deemed dividend of the related-party receivable, Walter expects to pay a portion of the receivable in cash to provide Spinco with the cash portion of the taxable dividend described in step 6) below;

  3)
  Spinco will cause JWH to merge with, or convert to, a single member limited liability company, wholly owned by Spinco, and treated as a disregarded entity for U.S. federal income tax purposes. Subsequent to the conversion, and prior to step 5) below, Spinco intends to sell or transfer the assets of JWH either to an unrelated third party or JWH's management. Whether the assets of JWH are sold or not, Spinco will transfer the JWH limited liability company interests to Walter for no consideration;

  4)
  Immediately prior to step 5) below, Spinco will convert its one outstanding Spinco Interest to a number of Spinco Interests equal to the number of shares of Walter common stock outstanding on the record date for the spin-off;

  5)
  Walter will dividend the Spinco Interests on a pro rata basis to holders of Walter common stock outstanding on the record date for the spin-off. Spinco Interests will be held by a third party exchange agent for the benefit of Walter's stockholders until the completion of the merger. Walter's board of directors is expected to declare a dividend of one Spinco Interest for every one share of Walter common stock held as of the record date for the spin-off;

  6)
  Immediately following the spin-off, and immediately prior to the merger with HCM, Spinco intends to pay a taxable dividend consisting of (i) cash, which will be paid to the Walter stockholders entitled to receive Spinco Interests in the spin-off, and (ii) Spinco Interests, which will be issued to a third party exchange agent for the benefit of such stockholders, with the precise ratio of cash and Spinco Interests payable to each Walter stockholder to be determined pursuant to an election to be made by such stockholders and subject to a cap on the amount of cash available for distribution. The taxable dividend is required in order for the Surviving Corporation to comply with certain IRS requirements pertaining to the maintenance of its REIT status. The total amount of the dividend will be at least equal to Spinco's allocated earnings and profits as determined under U.S. federal income tax principles and is currently expected to be in an aggregate amount of $      to       million. Each holder of Walter

    common stock as of the record date for the spin-off will have the option to elect to receive a dividend consisting solely of cash or solely of Spinco Interests, but Spinco will limit the amount of cash available for distribution in the aggregate to an amount equal to             percent of the aggregate amount of the taxable dividend. Accordingly, the precise ratio of cash and Spinco Interests payable to each Walter stockholder could be subject to a pro rata reduction; and

  7)
  Spinco will merge into HCM, with HCM surviving the merger as the Surviving Corporation. Immediately after the effective time of the merger, holders of Spinco Interests and certain holders of options to acquire Spinco Interests will receive 98.5% of the shares of Surviving Corporation common stock outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation as described more fully herein. The Surviving Corporation will continue to operate as a REIT.

Reasons for the Spin-Off

        Walter's board of directors believes that the spin-off will better position both Spinco and Walter's Natural Resources and Sloss businesses to achieve their strategic and financial objectives, benefiting both customers and stockholders of the companies. Spinco and the Natural Resources and Sloss businesses are fundamentally different types of businesses and the separation of these businesses should help highlight the unique qualities and values of these businesses for investors, better position each business unit to raise additional debt and equity capital, and allow each business unit to separately pursue distinct business strategies. As a result, as described more fully below, Walter believes that Spinco and Walter will each be in a better position to attract a higher value for its stock which it will use to compensate employees, fund acquisitions and raise capital.

        The board of directors of Walter considered the following potential benefits in making its determination to effect the spin-off:

  •
  allowing each company to separately pursue the business strategies that best suit its long-term interests;

  •
  creating separate companies that have different financial characteristics, which may appeal to different investor bases;

  •
  creating opportunities to more efficiently develop and finance ongoing operations and future acquisitions;

  •
  creating effective management incentives tied to the relevant company's performance;

  •
  the removal of $1.4 billion of non-recourse mortgage-backed debt from Walter's balance sheet; and

  •
  Spinco's ability to focus on its core strategy of servicing non-conforming mortgages without diverting its cash flow and capital to the Natural Resource and Sloss businesses.

        Walter cannot assure that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all.

        Walter's board of directors also considered a number of other factors in evaluating the spin-off, including:

  •
  the one-time and on-going costs of the spin-off;

  •
  the possibility that the Financing Business may experience disruptions as a result of the spin-off;

  •
  the limitations placed on the Financing Business as a result of the Tax Separation Agreement, the transition services agreement, the joint litigation agreement and other agreements that it is entering into with Walter in connection with the spin-off; and

  •
  the risk that the combined trading prices of the common stock of the Surviving Corporation and Walter common stock after the spin-off and merger may be lower than the trading price of Walter's common stock before the merger.

        Walter's board of directors concluded, however, that the potential benefits of the spin-off outweigh these factors, and that separating the Financing Business from the Natural Resources and Sloss and the Homebuilding businesses in the form of a tax-free distribution of the Spinco Interests to Walter stockholders is appropriate and advisable for Walter and its stockholders. In addition, the Walter board of directors believes that based on the historical results of operations, financial position and cash flows of the Financing Business, Spinco is appropriately capitalized and can operate itself as a separate company and advance its business goals.

Manner of Effecting the Spin-Off

        The spin-off will be effective on the spin-off distribution date, which will coincide with the closing date of the merger. As a result of the spin-off, each Walter stockholder will receive one Spinco Interest for every one share of Walter common stock such stockholder owns. The spin-off of Spinco Interests will be made in book-entry form and a certificate representing all Spinco Interests will be deposited with an exchange agent which will hold it for the benefit of the Walter stockholders until the completion of the merger. See "Description of Spinco Interests" beginning on page [            ] of this proxy statement/prospectus.

IN ORDER TO BE ENTITLED TO RECEIVE SPINCO INTERESTS IN THE SPIN-OFF, YOU MUST BE A HOLDER OF WALTER COMMON STOCK AT THE CLOSE OF BUSINESS ON THE RECORD DATE FOR THE SPIN-OFF.

        Walter stockholders will not be required to pay for Spinco Interests received in the spin-off, to surrender or exchange shares of Walter common stock in order to receive Spinco Interests, or to take any other action in connection with the spin-off. No vote of Walter stockholders is required or sought in connection with the spin-off, and Walter stockholders have no appraisal rights in connection with the spin-off.

Results of the Spin-Off

        After the spin-off, Spinco will be a separate company. Immediately following the spin-off, it is expected that Spinco will have approximately 102 holders of record of its Spinco Interests, based on the number of holders of record of Walter common stock on September 30, 2008.

        Walter and Spinco are parties to a number of agreements that govern the spin-off and the future relationship between the two companies. These agreements will be binding upon the Surviving Corporation. For a more detailed description of these agreements, please see "Additional Agreements between Walter, Spinco, HCM and their Affiliates" beginning on page [            ] of this proxy statement/prospectus.

Manner of Effecting the Pre-Merger Taxable Dividend

        Immediately following the spin-off and immediately prior to the effective time of the merger, Spinco intends to pay a taxable dividend of cash and Spinco Interests to the holders of Walter common stock outstanding on the record date for the spin-off. The Spinco Interests issued as part of the taxable dividend will be issued to a third party exchange agent to be held for the benefit of such stockholders. The dividend will be at least equal to Spinco's allocated earnings and profits as determined under U.S. federal income tax principles and is currently expected to be in an aggregate amount of $      to       million. Each holder of Walter common stock as of the record date for the spin-off will have the option to elect to receive such dividend solely in cash or solely in Spinco Interests. This election will be solicited by Spinco and delivered to Spinco prior to the spin-off by holders of Walter common stock as of the record date for the spin-off in their capacity as future holders of Spinco Interests, but the election will not be effective until immediately after the record date for the taxable dividend, which will occur immediately following the spin-off. While each holder of Walter common stock as of the record date for the spin-off will have the option to elect to receive cash, Spinco will fix the aggregate amount of cash distributed to an amount equal to            % of the aggregate amount of the taxable dividend. Accordingly, the precise ratio of cash and Spinco Interests payable to each Walter stockholder could be subject to a pro rata reduction. Documentation relating to the foregoing election will be mailed to holders of Walter common stock as of the record date for the spin-off as soon as practical after that record date is declared by Walter's board of directors.

Exchange Transactions

        The exchange transaction is the transaction by which HCM intends to purchase and retire all of the outstanding trust preferred securities of HST-I and HST-II, each in principal amounts of approximately $20 million, and the related debt securities previously issued by HCM that are held by each of HST-I and HST-II. Currently, Taberna and the Amster Parties hold all of the outstanding trust preferred securities of HST-I and HST-II, respectively, and HCM has entered into exchange agreements with each of Taberna and the Amster Parties to acquire (and subsequently cancel) these trust preferred securities. Each of Taberna and the Amster Parties will surrender certificates representing such trust preferred securities at the closing of the exchange transaction.

        As consideration for all of the outstanding trust preferred securities of HST-I, currently held by Taberna, HCM will pay Taberna $2.25 million in cash, $250,000 of which was paid to Taberna upon executing the exchange agreement, dated September 30, 2008, with HCM. Pursuant to that exchange agreement, Taberna will also be reimbursed by HCM for its counsel fees up to $15,000 in the aggregate.

        Pursuant to a separate exchange agreement with HCM, dated September 30, 2008, the Amster Parties have agreed at closing to exchange their trust preferred securities in HST-II for a cash payment of $750,000 and 6,762,793 newly-issued shares of HCM common stock. After giving effect to the Exchange Share Issuance, and assuming that, between September 30, 2008, and immediately prior to the effective time of the merger, there are no other changes in (i) the number of shares of HCM common stock outstanding or (ii) the Amster Parties ownership thereof, the Amster Parties would own approximately 43.9% of the shares of HCM common stock outstanding as of immediately prior to the effective time of the merger. The Amster Parties' HCM common stock will be issued immediately prior to the effective time of the merger and will be subject to the HCM share combination contemplated by the merger agreement. As one of the conditions to the merger agreement, HCM is required to obtain the requisite stockholder approval to approve the Exchange Share Issuance pursuant to the exchange agreement with the Amster Parties, as described in "Proposal 2" beginning on page [            ] of this proxy statement/prospectus.

        Upon completion of Taberna's exchange transaction and immediately prior to the merger, HCM will cause JPMorgan Chase Bank, N.A., or JPM, as the property trustee of HST-I under an Amended and Restated Trust Agreement, dated as of March 15, 2005, among HCM, JPM, Chase Bank USA, N.A., John A. Burchett, and Irma N. Tavares, to exchange the trust preferred securities of HST-I, and to cancel, all of the $20,619,000 in aggregate principal amount of HCM's junior subordinated notes due 2035, which were issued to HST-I pursuant to a junior subordinated indenture, dated March 15, 2005, between HCM and JPM.

        Upon completion of the Exchange Share Issuance and immediately prior to the merger, HCM will cause WTC, as Delaware trustee and institutional trustee of HST-II under an Amended and Restated Declaration of Trust, dated November 4, 2005, among HCM and WTC, to exchange the trust preferred securities of HST-II, and to cancel, all of the $20,620,000 in aggregate principal amount of HCM's fixed/floating junior subordinated debt securities due 2035, which were issued to HST-II pursuant to a junior subordinated indenture, dated November 4, 2005, between HCM and WTC.

        A copy of the exchange agreement between the Amster Parties and HCM is attached as Annex E to this proxy statement/prospectus. A copy of the exchange agreement between Taberna and HCM is attached as Annex F to this proxy statement/prospectus. We encourage you to read each exchange agreement carefully. The exchange agreement with the Amster Parties is the principal document governing the Exchange Share Issuance. For more information regarding the terms of the exchange agreements, see "The Exchange Agreements" beginning on page [            ] of this proxy statement/prospectus.

The Merger

        Under the merger agreement and in accordance with Maryland law, Spinco will merge into HCM. As a result of the merger, the separate corporate existence of Spinco will terminate and HCM will continue as the Surviving Corporation. The charter of HCM to be amended and in effect immediately prior to the Exchange Share Issuance and the merger, as set forth in the Articles of Amendment and Restatement of HCM attached as Annex C to this proxy statement/prospectus, will continue to be the charter of the Surviving Corporation. The bylaws of HCM as in effect immediately prior to the merger, as set forth in the form of Bylaws of HCM attached as Annex D to this proxy statement/prospectus, will be the bylaws of the Surviving Corporation.

Calculation of Merger Consideration

        Upon completion of the merger and prior to the elimination of fractional shares, Walter stockholders and Spinco option holders, on the one hand, and HCM stockholders (including the Amster Parties), on the other hand, will own 98.5% and 1.5%, respectively, of the shares of common stock of the Surviving Corporation outstanding in accordance with a formula set forth in the merger agreement (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning the remaining 0.84%). Every 50 shares of HCM common stock issued and outstanding immediately prior to the effective time of the merger, including the shares of HCM common stock issued pursuant to the Exchange Share Issuance, will be combined into one share of common stock of the Surviving Corporation in the HCM share combination. The aggregate number of shares of common stock of the Surviving Corporation to be issued in the merger will be a number equal to the product of (i) (x) the sum of (A) the number of shares of HCM common stock outstanding immediately prior to the effective time of the merger (including shares issued in the Exchange Share Issuance) plus (B) the number of shares of HCM common stock that would be issued upon exercise of any "in-the-money" options to acquire shares of common stock of HCM outstanding immediately prior to the merger (which is expected to be zero), divided by (y) 50, multiplied by (ii) 65 and 2/3, subject to adjustment to reflect certain events, if any, occurring prior to the merger. As a result of the merger, based on the number of shares of HCM common stock and shares of Walter common stock outstanding as of September 30, 2008, and after giving effect to the Exchange Share Issuance, the spin-off, the estimated amount of the taxable dividend, the HCM share combination, and the effect of the merger, we currently estimate that Walter stockholders will receive approximately 0.278355580 of a share of common stock of the Surviving Corporation for every Spinco Interest they are entitled to receive in the spin-off and the taxable dividend, which amount will be adjusted to reflect certain events, if any, that occur prior to the merger. The actual number of shares received by individual Walter stockholders in the merger will be determined based on the number of shares of Walter common stock outstanding on the record date for the spin-off (subject to certain adjustments), the number of Spinco Interests each Walter stockholder receives in the taxable dividend, and the number of shares of HCM common stock outstanding at the time of the merger (after giving effect to the HCM share combination). As a result, the number of shares of Surviving Corporation common stock received by individual holders for each share of Walter common stock will vary depending on the change in the number of shares of Walter common stock, Spinco Interests or HCM common stock outstanding. In all cases, however, when the merger is completed, Walter stockholders and Spinco option holders will collectively own 98.5% (3.33% by the Spinco option holders and the remaining 95.17% by the Walter stockholders), and HCM stockholders will collectively own 1.5%, of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation. Based solely on the closing price per share of HCM common stock on [            ], as reported by the NYSE Alternext, and after giving effect to the Exchange Share Issuance, the spin-off, the estimated amount of the taxable dividend, the HCM share combination, and the effect of the merger, the approximate value Walter stockholders would receive in the merger would equal $[            ] per each share of Walter common stock owned on the record date for the spin-off. However, any change in the market value of HCM common stock prior to the effective time of the merger and variations in the mixture of cash and Spinco Interests received by individual Walter stockholders in connection with the taxable dividend would cause the estimated per share value Walter stockholders would receive to change. The number of shares of Surviving Corporation common stock to be issued to Walter stockholders in the merger will not be adjusted as a result of fluctuations in the market price of HCM common stock.

        No fractional shares of Surviving Corporation common stock will be issued in the merger (including the HCM share combination). Instead, to the extent that the merger would otherwise result in any Walter stockholder as of the record date for the spin-off, any Spinco option holder or any HCM stockholder immediately prior to the effective time of the merger being entitled to receive a fractional share of common stock of the Surviving Corporation, such fractional interests will be aggregated to the nearest whole number, and the Surviving Corporation will pay cash for any resulting fractional share, in lieu thereof. The amount of cash payable for a fractional share of Surviving Corporation common stock will be determined by multiplying (i) the closing sale price per share of HCM common stock on the NYSE Alternext (or, if HCM common stock is not then listed on the NYSE Alternext, on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service) on the business day preceding the effective time of the merger, if the stock is being traded on such date, appropriately adjusted to take into account any reverse stock split or similar transaction consummated following such date and prior to the effective time, or, if the stock is not being traded on such date, the closing sale price per share of common stock of the Surviving Corporation on the NYSE Alternext (or, if HCM common stock is not then listed on the NYSE Alternext, on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service) on the first business day that such stock is traded, by (ii) the fraction of a share of common stock of the Surviving Corporation to which such holder would otherwise have been entitled. For a more complete description of the merger consideration, see "The Merger Agreement—Merger Consideration" beginning on page [            ] of this proxy statement/prospectus.

Listing; Name Change

        Before the completion of the merger, HCM has agreed to use its reasonable best efforts to cause the shares of HCM common stock to be issued pursuant to the merger to be approved for listing on the NYSE Alternext. In connection with the merger, and upon acceptance of the articles of merger by the Maryland State Department of Assessments and Taxation, the name of the Surviving Corporation will change from "Hanover Capital Mortgage Holdings, Inc." to "Walter Investment Management Corporation." Shares of Walter Investment Management Corporation are expected to be traded on the NYSE Alternext under the new trading symbol "WAC."

Treatment of Equity Awards

  Treatment of HCM Equity Awards

        At the effective time of the merger, each outstanding option to acquire shares of HCM common stock, whether or not exercisable (i) shall be appropriately adjusted to reflect the occurrence of the transactions contemplated in the merger agreement and converted into an option to acquire a share of Surviving Corporation common stock and (ii) to the extent unexercisable as of the effective time of the merger, shall, as a result of the transactions contemplated by the merger agreement, become vested or exercisable.

        With respect to each other outstanding incentive award denominated in or related to HCM common stock, whether or not exercisable, granted to a HCM employee under the HCM stock plans, such awards (i) shall be similarly adjusted to reflect the occurrence of the transactions contemplated by the merger agreement and (ii) to the extent unexercisable as of the effective time of the merger, shall, as a result of the transactions contemplated by the merger agreement, become vested or exercisable.

  Treatment of Walter Equity Awards held by Spinco Employees

        In accordance with the terms of the 2002 Long-Term Incentive Award Plan and the 1995 Long-Term Incentive Award Plan and any other stock option or stock incentive compensation plan maintained by Walter for its employees, officers or directors as each such plan has from time to time been amended (collectively, the "Walter Stock Plans"), each outstanding option to acquire shares of Walter common stock, whether or not exercisable (each, a "Walter Option"), granted to a Spinco employee who is employed by Spinco as of the effective time of the merger (each a "Current Spinco Employee") (x) shall be appropriately adjusted into an option to acquire shares of Surviving Corporation common stock and (y) to the extent unexercisable as of the effective time of the merger, shall not, as a result of the transactions contemplated by the merger agreement, become vested or exercisable.

        All Walter Options held by the Current Spinco Employees to be adjusted, shall be converted into a right to acquire, on the same terms and conditions as were applicable to such Walter Options prior to the effective time of the merger:

  (a)
  that number of shares of Surviving Corporation common stock determined by multiplying the number of shares of Walter common stock subject to such Walter Options by the Walter Exchange Ratio (defined below), rounded down, if necessary, to a whole share of Surviving Corporation common stock,

  (b)
  at a price per share (rounded up, if necessary, to the nearest whole penny) equal to the per share exercise price specified in such Walter Option divided by the Walter Exchange Ratio.

        The Walter Exchange Ratio shall mean a fraction, the numerator of which shall be the fair market value (as defined in the Walter Stock Plans) in dollars per share of Walter common stock immediately prior to the effective time of the merger and the denominator of which shall be the value in dollars per share of Surviving Corporation common stock immediately after the effective time of the merger.

        With respect to each other outstanding incentive award denominated in or related to Walter common stock, whether or not exercisable, granted to a Current Spinco Employee under the Walter Stock Plans, such awards (i) shall be similarly adjusted to reflect the occurrence of the transactions contemplated by the merger agreement and (ii) to the extent unexercisable as of the effective time of the merger, shall not, as a result of the transactions contemplated by the merger agreement, become vested or exercisable.

  Treatment of Spinco Equity Awards

        Each outstanding award to acquire Spinco Interests, whether or not exercisable, granted under the 2007 Long-Term Incentive Award Plan of JWH Holding Company, LLC shall, as of the effective time of the merger, by action of Spinco, be replaced (except if a holder of such options to acquire Spinco Interests has separately agreed with Spinco to treat such options differently, in which case those options to acquire Spinco Interests will be treated as agreed, provided that such treatment does not involve the issuance by the Surviving Corporation of any consideration that results in the shares of HCM held by holders of HCM common stock (including the Amster Parties) immediately prior to the effective time of the merger owning less than 1.5% (0.66% by the Amster Parties and 0.84% by the other HCM stockholders) of the shares of Surviving Corporation common stock outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation immediately following the effective time of the merger) with an equity award denominated in Surviving Corporation common stock and appropriately adjusted to reflect the occurrence of the transactions contemplated by the merger agreement; however such equity award will not result in the total number of shares of Surviving Corporation common stock held immediately following the effective time of the merger by HCM stockholders (including the Amster Parties) as of immediately prior to the effective time of the merger representing less than 1.5% of the shares of Surviving Corporation common stock outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation, in each case, immediately following the effective time of the merger.

        Notwithstanding the previous paragraph, the parties to the merger agreement agreed that Spinco and the Spinco option holders may agree separately that, as of the effective time of the merger, by action of Spinco, their options to acquire Spinco Interests will be cancelled and cease to be outstanding. In consideration for their efforts in connection with the contemplated transactions and for no consideration being paid with respect to the cancellation of their Spinco Interests, the Spinco option holders will be entitled to receive from the Surviving Corporation as soon as practicable after the effective time of the merger an aggregate number of restricted stock units that corresponds to notional shares of Surviving Corporation common stock (the "RSUs"). The number of RSUs issued will be determined by multiplying (a) the sum of (x) the total number of shares of Surviving Corporation common stock that, absent such grant of RSUs, would be held by the holders of Spinco Interests immediately following the effective time of the merger ("Spinco Interest Holders") and (y) the shares of common stock of the Surviving Corporation held by HCM stockholders immediately prior to the effective time of the merger, by (b) 0.03333. The merger agreement clarifies that the number of RSUs (and the shares of Surviving Corporation common stock used to settle such RSUs) will only reduce the number of shares of Surviving Corporation common stock payable to Spinco Interest holders in the merger, not the number of such shares payable to HCM stockholders in the merger. Each such RSU shall be paid out with a single share of Surviving Corporation common stock no earlier than the third anniversary of the date of grant.

Background of the Merger

        HCM is a specialty finance company whose principal business is to generate net interest income on its portfolio of prime mortgage loans and mortgage securities backed by prime mortgage loans on a leveraged basis. HCM avoids investments in sub-prime loans or securities collateralized by sub-prime loans. HCM generates net interest income primarily by leveraging credit risk in subordinate mortgage-backed securities ("Subordinate MBS"), through investments in the non-investment grade classes of these securities, which are collateralized by pools of prime single-family mortgage loans. Historically, HCM leveraged its purchases of mortgage securities with borrowings obtained primarily through the use of sales with Repurchase Agreements. Traditionally, the Repurchase Agreements were on a 30-day revolving basis for a one-year fixed term basis. HCM conducts its operations as a REIT for federal income tax purposes.

        During 2007, softening residential housing markets, increasing delinquency and default rates, and increasingly volatile and constrained secondary credit markets began affecting the mortgage industry. Although HCM does not invest in sub-prime mortgages or mortgage-backed securities collateralized by sub-prime mortgages, HCM was negatively impacted by the general decline in the market value of all residential mortgage assets due to the significant losses in the sub-prime sector of the residential mortgage industry that began to occur in the first half of 2007 and progressively worsened. The losses seemed to be due to underwriting deficiencies, increases in interest rates on adjustable rate mortgages, and declining housing prices. These losses and the corresponding fervor of information reported through the media caused the credit spreads to increase for the industry as a whole and caused overall investor demand for mortgage-backed securities to decrease. This spill-over effect caused a reduction in the amount HCM was able to borrow to finance its portfolio.

        Through August 9, 2007, HCM's lenders regularly required HCM to repay a portion of amounts borrowed under the Repurchase Agreements. These repayment requirements arose from decreases in the market prices of HCM's Subordinate MBS used by the lenders to determine the amounts to be financed. These decreases were due to unfavorable market conditions for HCM's portfolio of securities and decreases in borrowing percentages from certain lenders. These repayments were a significant drain on HCM's available cash. The increasing frequency and amount of required repayments in the period immediately prior to August 9, 2007, posed a threat to HCM's ability to maintain its portfolio of Subordinate MBS. In response to these deteriorating market conditions, on August 10, 2007, HCM entered into a one-year fixed-rate financing facility with RCG PB, Ltd, an affiliate of Ramius Capital Group, LLC ("Ramius") for the full amount of the then outstanding Repurchase Agreement balance of approximately $81 million and then repaid substantially all of its then outstanding Repurchase Agreements (the "Repurchase Transaction").

        HCM's capital position continued to decline through the end of 2007 and into 2008. HCM reported a net loss of approximately $80.0 million and $46.3 million for the year ended December 31, 2007 and the six months ended June 30, 2008, respectively, and its current operations are not cash flow positive. In large part, these net losses were due to an increase in interest expense in connection with the Repurchase Transaction and an increase in mark to market losses of mortgage assets net of free standing derivatives. As a means to preserving HCM's liquidity and capital positions, HCM deferred interest payments on its trust preferred securities for the quarters ending December 31, 2007, March 31, 2008, June 30, 2008, and September 30, 2008. As of June 30, 2008, the overall estimated fair value of HCM's Subordinate MBS portfolio was below the contractual repayment amount of the Repurchase Transaction of $84.9 million by approximately $41.4 million. Ramius, the lender, had recourse only against HCM's Subordinate MBS and not to any other asset or right. Therefore, without considering the contractual repayment obligation, the estimated fair value of the Subordinate MBS securities declined significantly, and HCM recorded an other-than-temporary impairment of $40.2 million during the six months ended June 30, 2008.

        During 2008, conditions continued to worsen and HCM's stock price declined. These events raised substantial doubt about HCM's ability to continue as a going concern and additional sources of capital were required for HCM to generate positive cash flow and continue operations beyond 2008. In April 2008, NYSE Alternext notified HCM that in connection with its declining stock price, the company was no longer in compliance with NYSE Alternext's continued listing standards under Sections 1009(a)(i) and (iv) of NYSE Alternext's Company Guide.

        On August 9, 2008, HCM did not have sufficient funds to retire or refinance the outstanding principal under the Repurchase Transaction and, in accordance with the terms of the Repurchase Transaction, surrendered the pledged securities to Ramius in order to settle the contractual repayment amount. Therefore, effective August 9, 2008, substantially all of HCM's obligations under the Repurchase Transaction were terminated.

        HCM's board of directors and its senior management have regularly reviewed HCM's strategic alternatives and assessed various opportunities for enhancing HCM's performance and prospects in light of market, economic, competitive and other factors. These reviews have included consideration of potential transactions with other companies that would further its strategic objectives, and the potential benefits and risks of those transactions. In 2007, HCM's board of directors began considering a range of options to enhance its liquidity and capital positions, and to address the broader downturn in the mortgage environment and the impact on HCM's business, operations, assets and liabilities, competitive position, legal and regulatory status, and prospects, among other things.

        As part of its efforts to help address the capital and liquidity concerns and maintain the confidence of HCM's stockholders, the company took a number of steps, including retaining KBW as a financial advisor in December 2007. KBW was engaged to render financial advisory and investment banking services to HCM in connection with (i) possible capital raising; and/or (ii) a possible sale of HCM or merger of HCM with another company. Several possible transactions were considered, including an investment in HCM from one or more private investment firms or a business combination transaction involving HCM and another financial services firm. The HCM board of directors determined the valuation of the alternative transactions were inferior from the perspective of HCM stockholders when compared to the proposed transaction with Spinco.

        Beginning on May 23, 2008, representatives of HCM and Spinco commenced discussions regarding their companies and market conditions, the complementary aspects of their businesses and the potential benefits of a strategic combination of the companies, and agreed to exchange confidential information pursuant to a confidentiality agreement previously signed on May 15, 2008. In the course of these discussions in May and June, 2008, HCM and Spinco agreed that it would be worthwhile to engage in discussions regarding a potential spin-off of and subsequent reverse merger with Spinco, and to conduct additional due diligence. After several weeks of negotiations, on July 10, 2008, Walter and HCM entered into a binding exclusivity agreement providing Walter with 45 days to exclusively negotiate with HCM and a non-binding term sheet outlining a proposed transaction whereby Spinco would be spun-off to Walter's stockholders and then merged into HCM.

        Following the execution of the exclusivity agreement and term sheet, HCM, Walter and Spinco and their advisors began negotiations and drafting a merger agreement and related transaction documents. In addition, during this period, HCM, Walter and Spinco performed customary reciprocal due diligence. Further, during this period, HCM was negotiating the exchange agreements with the trust preferred securities holders because, otherwise, HCM would be obligated to pay approximately $4.5 million in accrued interest to the trust preferred securities holders on December 31, 2008 and January 31, 2009, respectively. HCM did not have sufficient funds to pay this obligation without an additional source of capital.

        At a meeting held on September 24, 2008, the HCM board of directors discussed the status of the merger and reviewed the terms of the loan and security agreement and the related securities account control agreement. The HCM board of directors unanimously approved both agreements because, among other reasons, HCM would be able to borrow the amounts needed to maintain its REIT compliance and its 1940 Act exemption. The securities account control agreement and the loan and security agreement were executed and delivered as of September 25, 2008, and September 26, 2008, respectively.

        Through September 26, 2008, the parties and their advisors substantially completed the negotiation and documentation of the original merger agreement, the exchange agreements, the voting agreement, the software license agreement and the third amendment to the HCM stockholder protection rights agreement.

        At a meeting held on September 26, 2008, the HCM board of directors, representatives of HCM senior management and the board's advisors discussed the merger transaction and other recent developments at HCM. The management of HCM and the HCM board of directors reviewed the terms of the merger and related transactions as set forth in the merger agreement, the exchange agreements, the voting agreement, the software license agreement and the third amendment to the HCM stockholder protection rights agreement. The HCM directors unanimously agreed that pursuing a transaction with Spinco would be an attractive strategic and financial transaction for HCM in light of the deteriorating conditions and the increasingly severe business, operating, legal, political and regulatory environment in which HCM was operating, and it was noted that a transaction with Spinco would help to provide stability to HCM.

        At the September 26 meeting, representatives of KBW discussed financial matters relating to HCM, the mortgage banking environment, the merger transaction as set forth in the agreements mentioned above, and the merger consideration. In connection with the deliberation by the HCM board of directors, KBW rendered to the HCM board of directors its oral opinion, later confirmed in writing on October 28, 2008, the date of the execution and delivery of the amended and restated merger agreement, as described under "—Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to HCM," beginning on page [        ] of this proxy statement/prospectus, that, as of the date of their opinion, and based upon and subject to the factors and assumptions set forth in their opinion, the proposed merger consideration was fair to HCM's stockholders.

        Representatives of Thacher Proffitt & Wood LLP discussed with the HCM board of directors the legal standards applicable to its decisions and actions with respect to its evaluation of the proposed transaction, and reviewed the legal terms of the merger agreement and the related agreements. Representatives of Thacher Proffitt & Wood LLP also discussed with the HCM board of directors the stockholder and regulatory approvals that would be required to complete the transaction, and the possible timeframe for receiving such approvals, and reviewed with the HCM board of directors resolutions relating to the proposed transaction.

        Following these discussions, and an extensive review and discussion among the members of the HCM board of directors, including consideration of the factors described under "—HCM's Reasons for the Merger;" and "—HCM's Board of Directors Recommendation to HCM stockholders," beginning on pages [        ] and [        ], respectively, of this proxy statement/prospectus, the HCM board of directors unanimously determined that the merger and the other transactions contemplated by the merger agreement are advisable and in the best interests of HCM and its stockholders, and the HCM board of directors voted unanimously to approve the merger, to approve and adopt the merger agreement, and to approve the exchange agreements, the voting agreement and the software license agreement.

        From September 26, 2008 to September 30, 2008, HCM, Walter and Spinco, and their advisors, completed the documentation for the merger, and on September 30, 2008, HCM, Spinco and Walter executed and delivered the original merger agreement, Spinco and HCM executed and delivered the software license agreement, HCM entered into the exchange agreements with Taberna and the Amster Parties, respectively, and HCM, Walter and Spinco entered into the voting agreement with the stockholders party thereto.

        On October 28, 2008, Walter, Spinco and HCM entered into the amended and restated merger agreement. Walter, Spinco and HCM entered into the amended and restated merger agreement to simplify and clarify the formula used to determine the number of shares of Surviving Corporation common stock to be issued in the merger. This modification did not change the relative post-merger ownership of the Surviving Corporation by holders of equity interests in Spinco and HCM, respectively, and therefore it will continue to be the case that, as a result of the merger, and subject to certain adjustments, holders of common stock of Walter on the record date for the spin-off (by virtue of their ownership of Spinco Interests after the spin-off) and certain holders of options to acquire Spinco Interests will collectively own 98.5%, and HCM stockholders will collectively own 1.5%, of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation, in each case immediately after the effective time of the merger. In addition, the amended and restated merger agreement clarified that Walter would bear the cost of filing and other fees payable to the SEC and financial printer expenses incurred in connection with the registration statement on Form S-4 of HCM and this proxy statement/prospectus.

HCM's Reasons for the Merger

        The HCM board of directors consulted with HCM management, as well as Thacher Proffitt & Wood LLP, its legal advisor, and KBW, its financial advisor, in its evaluation of the merger. In reaching its conclusion to approve and adopt the merger agreement and in determining that the merger is advisable and in the best interests of HCM and its stockholders, the HCM board of directors considered a number of factors, including the following material factors:

  •
  its understanding of HCM's business, operations, financial condition, earnings and prospects as discussed above under "The Summary—HCM," "Background of the Merger" beginning on page [        ] of this proxy statement/prospectus, and below under "Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to HCM," beginning on page [        ] of this proxy statement/prospectus, including in particular HCM's loss of liquidity, net losses, cash flow negative operations and other concerns, and potential strategic alternatives, and of Spinco's business, operations, financial condition, earnings and prospects;

  •
  the current and prospective environment in which HCM operates, which reflects challenging and uncertain mortgage industry conditions that the board of directors expected to continue in the near future, including:
  •
  highly constrained credit markets, including in particular greatly diminished availability of liquidity in the secondary mortgage markets;

  •
  increased level and rate of delinquency and default rates for mortgage loans;

  •
  lack of readily available sources of secured and unsecured financing and resulting liquidity at historical and reasonable cost levels;

  •
  lower levels of mortgage origination volumes;

  •
  uncertain and volatile valuations of mortgage loans and related assets; and

  •
  generally uncertain national and local economic conditions;

  •
  the competitive environment for the mortgage industry in particular, and the potential effects of this environment and other factors on HCM relative to Spinco;
  •
  the contacts and discussions from April 2008 to July 2008, between HCM and several other parties, all of which either declined to participate in the process or were unable to submit a viable proposal for acquiring or investing in HCM;

  •
  the HCM board of director's conclusion that HCM would be unable to be a viable business on a stand-alone basis in 2009 because of its substantial interest payment obligations under its trust preferred securities obligations;

  •
  the relative strength of Spinco's capital position, funding capabilities and liquidity as compared to HCM, and the ability of the substantially larger and more diversified Surviving Corporation to weather continued economic and mortgage market weakness and further crises that might develop;

  •
  the fact that the merger consideration, consists solely of shares of common stock of the Surviving Corporation and that, immediately after the merger, holders of Spinco Interests and Spinco option holders immediately prior to the merger will own 98.5%, and HCM's stockholders (including the Amster Parties) immediately prior to the merger will own 1.5% (0.66% by the Amster Parties and the remaining 0.84% by the other HCM stockholders) of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation, in each case, immediately after the merger, which would allow HCM stockholders to participate in the improvement in the business and synergies of the complementary businesses resulting from the merger;

  •
  the fact that HCM directors and executive officers have interests in the merger that are in addition to their interests as HCM stockholders;

    •
    the reports to HCM's board of directors concerning the operations, financial condition and prospects of Spinco and the expected financial impact of the merger on the combined company, including pro forma assets, net worth and earnings;

    •
    the fact that Spinco is a large and successful mortgage company, and the HCM board of directors' belief that its substantial capital resources will provide strong support for HCM's existing operations, as well as possible future growth;

    •
    the need to obtain stockholder and regulatory approvals to complete the merger, and the likelihood that such approvals will be obtained;

    •
    the historical and current market prices of HCM's common stock as well as a valuation analysis of the combined company's stock price;

    •
    the terms of the merger agreement, including the provisions imposing restrictions on HCM from soliciting or pursuing alternative transactions and the termination fee HCM would be required to pay if the transaction agreement were terminated under certain circumstances, which could limit the willingness of a third party to propose a competing business combination transaction with HCM;

    •
    the expected tax treatment of the merger; and

    •
    the financial presentation of KBW, including its opinion to the HCM board of directors to the effect that, as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the proposed merger consideration is fair from a financial point of view to HCM's stockholders. See "Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to HCM" beginning on page [        ] of this proxy statement/prospectus;

  •
  The HCM board of directors also identified and considered certain countervailing factors in its deliberations concerning the merger, including:
  •
  the substantial dilution to HCM's existing stockholders that will result from the Merger Issuance and the Exchange Issuance;

  •
  the Surviving Corporation's potential liabilities to Walter under the Tax Separation Agreement; and

  •
  the possibility that the merger may not be consummated and the potential adverse consequences if the merger is not completed.

        The foregoing discussion and the information and factors discussed by the HCM board of directors is not meant to be exhaustive but is believed to include all material factors considered by it in reaching a determination that the merger is fair, advisable and in the best interests of HCM and its stockholders. The HCM board of directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination that the terms of the merger are fair, advisable and in the best interests of HCM and its stockholders. Rather the HCM board of directors viewed its position as being based on the totality of the information presented to and considered by it. As a result of the consideration of the foregoing and other relevant considerations, the HCM board of directors determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair, advisable, and in the best interests of HCM and its stockholders.

HCM's Board of Directors' Recommendations to HCM Stockholders

        After careful consideration, the HCM board of directors unanimously recommends that holders of HCM common stock vote FOR the proposal to approve the Merger Transactions, FOR the proposal to approve the Charter Amendment, FOR the proposal to approve the Exchange Share Issuance, and FOR the proposal to approve the Plan Amendment, each of which is necessary to effect the merger, and FOR any motion to adjourn the special meeting to a later date or dates to solicit additional proxies for any or all of the foregoing proposals. For a more complete description of HCM's reasons for the merger and the recommendations of the HCM's board of directors, see "—HCM's Reasons for the Merger" above.

Opinion of Keefe, Bruyette & Woods, Inc., Financial Advisor to HCM

        HCM retained KBW in December 2007 to act as its financial advisor and engaged KBW to render a fairness opinion in July 2008 in connection with the transactions contemplated by the merger agreement. At the meeting of HCM's board of directors on September 26, 2008, KBW rendered its oral fairness opinion as to the transactions contemplated by the merger agreement. On October 28, 2008, the date on which the amended and restated merger agreement was executed and delivered, KBW rendered its written opinion that as of October 28, 2008, and subject to and based on the assumptions made, procedures followed, matters considered and limitations of the review undertaken in such opinion, the merger consideration in the merger agreement was fair, from a financial point of view, to HCM stockholders. KBW presented to the board its financial analyses performed in rendering its fairness opinion. KBW has consented to the inclusion of its opinion in this document.

        The full text of the written opinion of KBW dated October 28, 2008, is attached to this proxy statement/prospectus as Annex B. You are encouraged to read the opinion in its entirety, including the assumptions made, matters considered, procedures followed, and limitations upon the review undertaken in connection with such opinion.

        In arriving at its opinion, KBW reviewed and analyzed:

  •
  the merger agreement;

  •
  the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2007 of HCM;

  •
  certain interim reports to stockholders and Quarterly Reports on Form 10-Q of HCM; and certain other communications from HCM to its stockholders;

  •
  other financial information concerning the businesses and operations of HCM and Spinco furnished to KBW by HCM and Spinco for purposes of the analyses;

  •
  the exchange agreement between HCM and Taberna;

  •
  the exchange agreement between HCM and the Amster Parties;

  •
  the loan and security agreement between HCM and Spinco;

  •
  the securities account control agreement among HCM, Spinco and Regions Bank; and

  •
  the software license agreement between Hanover and Spinco.

        In connection with its review, KBW assumed and relied upon the accuracy and completeness of the financial and other information and did not and does not assume any responsibility for, nor did it conduct, any independent verification of such information. KBW relied upon the assurances of the management of HCM and Spinco that they were not aware of any facts or circumstances that would make such information about HCM and Spinco inaccurate or misleading.

        KBW has been provided with prospective financial information for HCM and Spinco by each of their managements, respectively. KBW discussed such prospective financial information, as well as the assumptions upon which they are based, with the management of each of HCM and Spinco. KBW assumed that the forecasts, estimates, judgments, and all assumptions expressed by the management of each of HCM and Spinco in such projections have been reasonably formulated and that they were the best available forecasts, estimates, judgments, allocations and assumptions of each of the respective managements of HCM and Spinco regarding such projections. KBW discussed certain estimates for HCM and for Spinco, and the reasonableness of the assumptions upon which they are based, with the management of HCM. The board of directors of HCM did not place any limitations on KBW in conducting its analysis of the merger in connection with rendering its fairness opinion. KBW has not conducted any physical inspection or assessment of the facilities or assets of HCM or Spinco. In addition, KBW has not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of HCM or Spinco or any of their respective subsidiaries and has not been furnished with any such evaluations or appraisals.

        In rendering its opinion, KBW assumed that the merger will be consummated on the terms described in the merger agreement and the agreements contemplated thereby without waiver of any material terms or conditions, and that each party to the merger agreement and the agreements contemplated thereby will perform all of the covenants and agreements required to be performed by it thereunder without any consents or waivers of the other parties thereto. KBW also assumed that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restrictions will be imposed or delay will be suffered that will have a material adverse effect on HCM, or on the merger or on other actions contemplated by the merger agreement in any way meaningful to KBW's analysis and that the merger agreement and the agreements contemplated thereby will not differ in any material respect from the drafts furnished to and reviewed by KBW. KBW further assumed, with HCM's consent, that there will be no financial impact related to Spinco's potential U.S. federal income tax liability for certain matters, as described in "Risk Factors—The Surviving Corporation may have substantial additional liability for U.S. Federal income tax," beginning on page [    ] of this proxy statement/prospectus.

        The summary set forth below does not purport to be a complete description of the analyses performed by KBW, but describes, in summary form, the material elements of the presentation that KBW made to HCM's board of directors, in connection with KBW's fairness opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, KBW considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. The analyses described below must be considered as a whole, and considering portions of these analyses, without considering all of them, would create an incomplete view of the process underlying KBW's analyses and opinion. KBW reached a single conclusion as to fairness based on its experience and professional judgment and its analysis as a whole. This fairness conclusion was communicated to the HCM board of directors. KBW does not, as part of its process, isolate various analyses and reach separate conclusions with respect to their relative significance and relevance.

        KBW chose to perform the financial analyses that it performed in connection with the transaction based on its experience and professional judgment. These analyses were performed solely as a part of KBW's analysis of the fairness, from a financial point of view, to HCM stockholders, as of the date of the opinion, of the merger consideration pursuant to the terms of the merger agreement and were conducted in connection with the delivery by KBW of its fairness opinion to the HCM board of directors.

Summary of KBW's Analyses

        In connection with rendering its opinion, KBW performed certain financial, comparative and other analyses as described below. In arriving at its opinion, KBW did not ascribe a specific range of value to HCM, but rather made its determination as to the fairness, from a financial point of view, to HCM stockholders of the consideration to be paid by HCM in a merger on the basis of financial and comparative analyses.

         Selected Transactions Analysis.    Using publicly available information and analysis prepared by KBW, KBW examined select mortgage-related transactions announced from April 2006 to March 2008 involving companies with similar types of operations and financial conditions as those of HCM. The selected transactions were:

Target	Acquiror
Option One	Ceberus Capital Management
Doral Financial	Bear Stearns Merchant Banking et al.
Accredited Home Lenders	LoneStar
Luminent Mortgage Capital	Arco Capital
New York Mortgage Trust	JMP Group. Inc.
Thornburg Mortgage	Various Investors

        In performing this analysis, KBW determined the market premium (defined as transaction price per share to market price 1-day prior to announcement) and the transaction price and book value per common share for each of the selected transactions. From this data, KBW developed a relevant multiple range. KBW used HCM's September 25, 2008 closing price as the market price and estimated book value per share assuming HCM would successfully restructure its balance sheet to calculate an implied equity value per share based on the combined range of the two metrics. The following table presents the most relevant analyses of these transactions:

	Low	High
1-Day Premium	(76)%	20%
Price as % of Book Value	2%	76%

        Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between HCM's businesses, operations and prospects and those of the comparable acquired companies, KBW believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis. Accordingly, KBW also made qualitative judgments concerning differences between the characteristics of these transactions (including market conditions, rationale and circumstances surrounding each of the transactions, and the timing, type and size of each of the transactions) and the merger that could affect HCM's acquisition value.

        Based upon these judgements, KBW arrived at an implied valuation for HCM common shares ranging from $0.005 per share to $0.212 per share.

         Liquidation Analysis.    KBW conducted a liquidation analysis to determine the value per common share to stockholders in a liquidation event. This analysis, based on the estimates of management on the values of HCM's assets and liabilities, resulted in an implied valuation for HCM common shares of $0.00 per share.

Valuation of HCM on a Pro Forma Basis

        In conducting its analysis, KBW used two methodologies to determine the valuation of HCM as a pro forma entity. The two methodologies used to determine the value of HCM on a pro forma basis included: comparable companies analysis and discounted cash flow analysis. Each individual methodology was not given a specific weight, nor can it be viewed individually. Each of these analyses yielded a range of implied equity values, and therefore, such implied equity value ranges developed from these analyses must be viewed collectively and not individually.

         Comparable Companies Analysis.    KBW compared financial and stock market data of HCM to the following publicly traded companies:

CHIMERA INVESTMENT CORP.                        REDWOOD TRUST, INC.

        The multiples and ratios of each of the selected publicly traded companies were based upon the most recent publicly available information including consensus estimates provided by First Call. KBW analyzed two multiples, price/book value and 2008E dividend yield. The market price per share used for this analysis was the closing price for the comparable companies on September 25, 2008. KBW applied the two multiples to the pro forma company book value and the 2009E dividend per management estimates.

        The following table presents the analyses of the selected publicly traded companies:

	Low		High
Price/Book Value per Share	0.65	x	1.50	x
2008E Dividend Yield	10.7%		11.7%

        KBW developed a range of implied equity values per share of HCM of $0.42 to $0.59 using the median of the referenced multiple range for both price/book value per share and 2008E dividend yield.

        With regard to the comparable companies analysis summarized above, KBW selected comparable publicly traded companies on the basis of the similarity of the lines of business. No public company used as a comparison, however, is identical to HCM or the pro forma company. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the comparable companies and other factors. These factors could affect the public trading value of the comparable companies to which HCM is being compared.

         Discounted Cash Flow Analysis.    KBW performed a discounted cash flow analysis to calculate the estimated present value of the pro forma company's common stock. The estimated present value of the pro forma company's equity value was calculated by adding (i) the present value of dividendable earnings of the pro forma company and (ii) the present value of the "terminal value" of the common stock. For estimating the valuation range, the cash flows were modeled based on management projections from 12/31/2008 through 12/31/2011. In calculating the terminal value of the pro forma company's common stock, KBW applied multiples ranging from 0.60x to 1.20x (based on comparable trading companies price to book value) to the pro forma company's 2011 projected book value on the assumptions described above. The projected dividend and the terminal value were then discounted back to 12/31/2008 using discount rates ranging from 12.5% to 20.0% (Based on CAPM, Ibbotson Associates size premium and peer median 3-year beta). Based on the above assumptions, KBW calculated a range of implied equity value of $0.26 to $0.46 per share of the pro forma company's common stock.

        KBW stated that the discounted cash flow present value analysis is a widely used valuation methodology, but noted that it relies on numerous assumptions including company projections, earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of post-merger HCM common stock.

        In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond HCM's control. No company, transaction or business used in the analyses described above is identical to HCM or the proposed merger. Any estimates contained in KBW's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of KBW's analysis of the fairness, from a financial point of view, to HCM and its stockholders, of the aggregate merger consideration to be paid by HCM as of the date of the opinion, and subject to and based on the assumptions made, procedures followed, matters considered and limitations of the review undertaken. KBW gave an oral opinion at the meeting of HCM's board of directors on September 26, 2008 that the aggregate merger consideration to be paid by HCM pursuant to the terms of the merger agreement was fair, from a financial point of view, to HCM and its stockholders. KBW's oral opinion was subsequently confirmed in writing on October 28, 2008, the date on which the amended and restated merger agreement was executed and delivered, to the HCM board of directors. KBW's analyses do not purport to be appraisals or to reflect the prices at which HCM common stock might actually trade. The consideration to be paid by HCM pursuant to the merger agreement was determined through negotiations among HCM, Walter and Spinco and members of their respective senior management teams and their respective advisors, and was unanimously approved by the HCM board of directors. KBW did not recommend any specific consideration to the HCM board or that any given consideration constituted the only appropriate consideration for the merger.

        KBW's opinion is necessarily based on economic, market, financial and other conditions as they exist on, and can be evaluated as of, the date thereof. Although subsequent developments may affect its opinion, KBW does not have any obligation to update, revise or reaffirm its opinion. KBW's opinion does not address the merits of the underlying decision by HCM to enter into the merger agreement, including the relative merits of the merger compared with other business strategies or transactions that may have been considered by HCM's management, its board of directors or any committee thereof. KBW did not express any opinion with respect to the prices at which HCM common stock will trade following the announcement of the merger or the prices at which HCM common stock will trade following the consummation of the merger.

        KBW's fairness opinion is for the information and use of the board of directors of HCM in connection with its consideration of the merger. Its fairness opinion does not and shall not constitute a recommendation to any holder of shares of HCM common stock as to how such holder should vote in connection with the merger agreement or any other matter related thereto.

Walter's Reasons for Spin-off and Merger

        Walter's board of directors has determined that separating Spinco from Walter is in the best interests of Walter and its stockholders. The following potential benefits were considered by Walter's board of directors in making the determination to effect the spin-off:

  •
  allowing each company to separately pursue the business strategies that best suit its long-term interests;

  •
  creating separate companies that have different financial characteristics, which may appeal to different investor bases;

  •
  creating opportunities to more efficiently develop and finance ongoing operations and future acquisitions;

  •
  creating effective management incentives tied to the relevant company's performance;

  •
  resolving concerns regarding the allocation of scarce resources within the organizations; and

  •
  rationalizing capital structures for the different businesses.

Board of Directors and Management of the Surviving Corporation

        The board of directors of the Surviving Corporation will initially consist of seven directors, of which six will be designated by Spinco and one by HCM. HCM's designee is John A. Burchett, HCM's current Chairman, President and Chief Executive Officer. Two of Spinco's designees are Michael T. Tokarz, Walter's Chairman, and Mark J. O'Brien, currently Chairman and Chief Executive Officer of Spinco and a director of Walter. Mr. O'Brien will be the Chairman and Chief Executive Officer of the

Surviving Corporation, Charles E. Cauthen, currently President of Walter Mortgage Company, will be President and Chief Operating Officer of the Surviving Corporation and Kimberly Perez, currently Executive Vice President and Chief Financial Officer of WMC, will become Chief Financial Officer of the Surviving Corporation. Other members of senior management will be determined by the Surviving Corporation's board of directors. However, the merger agreement provides that Mr. Burchett and Irma N. Tavares, HCM's current Chief Operating Officer, Managing Director and a director will each serve in a senior management capacity at the Surviving Corporation or one or more of its subsidiaries with an initial focus on generating fee income through HCP-2, HCM's principal taxable REIT subsidiary.

Interests of Certain Persons in the Merger

        When considering the recommendations of the HCM board of directors with respect to the approval of the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment, HCM stockholders should be aware that some HCM stockholders, directors and officers have interests in the merger that are different from, or are in addition to, the interests of other HCM stockholders. Pursuant to the merger agreement, John A. Burchett, currently Chairman, President, and Chief Executive Officer of HCM will be appointed to the board of directors of the Surviving Corporation and, along with Irma N. Tavares, currently Chief Operating Officer, Managing Director and a director of HCM, will be appointed to serve in a senior management capacity at the Surviving Corporation or one or more of its subsidiaries. In addition, pursuant to the voting agreement, each of Mr. Burchett and Ms. Tavares, is required to vote his or her shares of HCM common stock in favor of the proposals set forth in this proxy statement/prospectus. The Amster Parties are also required to vote their shares of HCM common stock in favor of the proposals set forth in this proxy statement/prospectus pursuant to the voting agreement, and each of the Amster Parties will receive payments of HCM common stock and cash in connection with the exchange transactions. Finally, several of HCM's executives, including Mr. Burchett and Ms. Tavares, have been offered retention agreements guaranteeing certain levels of compensation if they agree to continue their employment with the Surviving Corporation for specific periods following the effective time of the merger, as described in more detail below under "The Transactions—Other Agreements".

Agreements with Mr. Burchett and Ms. Tavares

        On September 30, 2008, HCM and each of John A. Burchett, HCM's current Chairman, President and Chief Executive Officer, and Irma N. Tavares, HCM's current Chief Operating Officer, Managing Director and a director, entered into amended employment agreements. These agreements are designed to encourage the executive's full attention and dedication to HCM in the event of any threatened or pending change in control. Under these provisions, these executive officers would be entitled to certain payments and benefits if a change in control were to occur and HCM or its affiliates terminated the executive's employment without "cause" or the executive terminated his employment with HCM or its affiliates for "good reason" following such change in control. Pursuant to the terms of the agreements, Mr. Burchett's and Ms. Tavares's duties and responsibilities following the merger will be to assist HCM and Spinco in the post-merger integration process. The amended and restated employment agreements eliminate the one-year "non-competition" covenants in the employment agreements and also extend the period (from 90 days following a change in control to twelve months following a change in control) during which Mr. Burchett and Ms. Tavares may terminate employment following a change in control due to "good reason" and remain entitled to receive the severance benefits as provided in the prior employment agreements. In addition the agreements provide that if the merger does not occur, the prior employment agreements of Mr. Burchett and Ms. Tavares will remain in effect, and the newly amended and restated employment agreements will be null and void.

Other Agreements

        In connection with the execution of the merger agreement, HCM entered into second amended and restated retention agreements (the "Second Amended and Restated Retention Agreements") with its Chief Financial Officer and Treasurer, Harold F. McElraft, its Managing Director and Portfolio Manager, James Strickler and its Vice President and General Counsel, Suzette N. Berrios. The Second Amended and Restated Retention Agreements provide for, among other things, a severance payment of twelve (12) months base salary for Mr. Strickler and six (6) months base salary for Mr. McElraft and Ms. Berrios upon the occurrence of certain specified events, including termination by HCM without good cause and termination by HCM following a change in control. These Second Amended and Restated Retention Agreements provide for severance payments of $278,435, $138,910 and $98,300 for Mr. Strickler, Mr. McElraft and Ms. Berrios, respectively. The Second Amended and Restated Retention Agreements also provided for the payment of cash retention bonuses of $75,000, $55,564 and $39,320 for Mr. Strickler, Mr. McElraft and Ms. Berrios, respectively ("Retention Bonuses"), which cash payment shall be made, subject to the executive's continued employment, at the earliest of (i) May 31, 2009 (Ms. Berrios and Mr. McElraft), December 31, 2009 (Mr. Strickler) or (ii) upon the occurrence of certain specified termination events, including termination by HCM without good cause and termination by HCM following a change in control. Mr. Strickler's, Mr. McElraft's and Ms. Berrios' Second Amended and Restated Retention Agreements did not otherwise materially modify their retention arrangements. HCM management and their affiliates owned approximately 11.1% of the shares of HCM common stock outstanding on the record date for the special meeting.

Accounting Treatment

        The merger will be accounted for as an acquisition by Spinco of HCM under the purchase method of accounting according to U.S. generally accepted accounting principles.

No Appraisal Rights

        Under the General Corporation Law of the State of Delaware and the Limited Liability Company Act of Delaware, respectively, no holder of Walter common stock or member of Spinco has appraisal rights in connection with the merger.

        Under the MGCL, a stockholder is entitled to demand and receive payment of the fair value of its stock from the successor in a merger unless, among other exceptions, (a) the stock is listed on a national securities exchange or (b) the stock is that of the surviving corporation in a merger so long as (i) if the merger alters the contract rights of the corporation, the charter reserves the right to do so and (ii) the stockholder will not receive merger consideration in a form other than stock of the surviving corporation or cash in lieu of fractional shares. The holders of HCM common stock do not have appraisal rights in connection with the merger, because (a) HCM's common stock is listed on NYSE Alternext and (b) HCM is the surviving corporation in the merger, HCM stockholders will receive only stock of the Surviving Corporation and cash in lieu of fractional shares and, although the contract rights of the HCM common stock will be altered as a result of the Charter Amendment, HCM's charter reserves the right to do so.

Dividend Policy of HCM and the Surviving Corporation

        HCM operates as a REIT and is required to pay dividends equal to at least 90% of its REIT taxable income. HCM current dividend policy is to pay dividends and other distributions to its stockholders of all or substantially all of its taxable income in each year to qualify for the tax benefits accorded to a REIT under the Code. All distributions are made at the discretion of its board of directors and depend on HCM's earnings, both tax and GAAP, financial condition, maintenance of REIT status and such other factors as the board of directors deems relevant. Given that the Surviving Corporation will continue to be a REIT, the dividend policy of the Surviving Corporation will be substantially similar to HCM's current dividend policy.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

In General

        The following general discussion sets forth certain material U.S. federal income tax consequences of the spin-off, the taxable dividend, the merger and the ownership of Surviving Corporation common stock to holders of Walter common stock and holders of HCM common stock as of the date hereof. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated thereunder and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

        This discussion addresses only those holders that hold their shares of Walter common stock (and their Spinco Interests, which are to be held by a third party exchange agent for the benefit of Walter stockholders), their shares of HCM common stock, and their shares of Surviving Corporation common stock, as applicable, as a "capital asset" within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

  •
  a financial institution;

  •
  a tax-exempt organization;

  •
  an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

  •
  an insurance company;

  •
  a mutual fund;

  •
  a dealer in stocks and securities, or foreign currencies;

  •
  a trader in securities who elects the mark-to-market method of accounting for your securities;

  •
  a holder of Walter common stock, HCM common stock or Surviving Corporation common stock subject to the alternative minimum tax provisions of the Code;

  •
  a holder of Walter common stock, HCM common stock or Surviving Corporation common stock who received such stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation;

  •
  a foreign person;

  •
  a person that perfects appraisal rights;

  •
  a person that has a functional currency other than the U.S. dollar; or

  •
  a holder of Walter common stock, HCM common stock or Surviving Corporation common stock who holds such stock as part of a hedge, straddle, a constructive sale or conversion transaction.

        All holders should consult their own tax advisors concerning the specific tax consequences of the spin-off, the taxable dividend, the merger and the ownership of Surviving Corporation common stock in light of their particular circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor.

Material U.S. Federal Income Tax Consequences of the Spin-off, the Taxable Dividend and the Merger

The Spin-off

        Walter expects to receive a ruling from the IRS to the effect that the spin-off will qualify as a tax-free transaction under Section 355 of the Code. Although letter rulings are generally binding on the IRS, the continuing validity of a ruling is subject to factual representations and assumptions contained in the letter ruling. Walter and Spinco are not aware of any facts or circumstances that would cause the representations and assumptions on which they expect the ruling to be based to be incorrect.

        In connection with obtaining the ruling, Walter expects to obtain an opinion from PwC that certain required qualifying conditions for the application of Section 355 to the spin-off should be satisfied. An opinion of independent tax accountants is not binding on the IRS or the courts. The opinion of PwC will be based on, among other things, current tax law and assumptions and representations as to factual matters made by Walter and Spinco, which if incorrect in certain material respects, would jeopardize the conclusions reached by PwC in its opinion. Walter and Spinco are not currently aware of any facts or circumstances that would cause these assumptions and representations to be untrue or incorrect in any material respect or that would jeopardize the conclusions reached by PwC in its opinion.

        On the basis of the expected receipt of the ruling and the opinion Walter expects to receive in connection therewith (and on the basis of the representations and assumptions on which the ruling and opinion are based) and assuming that the spin-off qualifies as a tax-free transaction under Section 355 of the Code:

  •
  holders of Walter common stock will not recognize any income, gain or loss as a result of the spin-off;

  •
  holders of Walter common stock will apportion the tax basis of their Walter common stock between such Walter common stock and the Spinco Interests received by such holders in the spin-off in proportion to the relative fair market values of such stock and such interests at the time of the spin-off;

  •
  the holding period for the Spinco Interests received in the spin-off by holders of Walter common stock will include the period during which such holders held the Walter common stock with respect to which the spin-off was made; and

  •
  neither Walter nor Spinco will recognize gain or loss as a result of the spin-off.

        If the distribution were not to qualify as a tax-free spin-off, each Walter stockholder receiving Spinco Interests in the spin-off would be treated as if such stockholder had received a taxable distribution in an amount equal to the fair market value of the Spinco Interests received, which would result in (1) a dividend to the extent of such stockholder's pro rata share of Walter's current and accumulated earnings and profits, (2) a reduction in such stockholder's basis in Walter common stock to the extent the amount received exceeds such stockholder's share of earnings and profits and (3) a gain to the extent the amount received exceeds the sum of the amount treated as a dividend and the stockholder's basis in the Walter common stock. Any such gain will generally be capital gain. In addition, Walter would recognize a taxable gain to the extent the fair market value of the Spinco Interests exceeded Walter's tax basis in such interests.

        Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, Walter could recognize taxable gain if the spin-off is determined to be part of a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in either Walter or Spinco. Under the Code, any acquisitions of Walter or Spinco within the four-year period beginning two years before the date of the spin-off are presumed to be part of such a plan. Even if these rules were to apply to cause the spin-off to be taxable to Walter, it would remain tax-free to Walter stockholders. Because the Walter stockholders will own more than 50% of Surviving Corporation stock following the merger, the merger, standing alone, will not make the spin-off taxable to Walter.

        The Tax Separation Agreement will preclude Spinco (and the Surviving Corporation as successor to Spinco) from engaging in certain actions following the spin-off unless it first obtains either a tax opinion acceptable to Walter or an IRS ruling to the effect that such transactions will not result in additional taxes. The Tax Separation Agreement will further require the Surviving Corporation to indemnify Walter for any resulting taxes regardless of whether the Surviving Corporation first obtains such opinion or ruling. As a result of these restrictions, the Surviving Corporation may be unable to engage in strategic or capital raising transactions that holders of Surviving Corporation common stock might consider favorable, or to structure potential transactions in the manner most favorable to the Surviving Corporation. See "Additional Agreements Between HCM, Walter, Spinco and their Affiliates—Tax Separation Agreement" beginning on page [    ] of this proxy statement/prospectus.

        Current Treasury regulations require each Walter stockholder who receives Spinco Interests pursuant to the spin-off to attach to his or her U.S. federal income tax return for the year in which the spin-off occurs a detailed statement setting forth such data as may be appropriate in order to show the applicability of Section 355 of the Code to the spin-off. Walter will provide the appropriate information to each stockholder of record.

The Taxable Dividend

        Immediately following the spin-off and prior to the merger, Spinco intends to make a distribution of cash and Spinco Interests to Walter stockholders entitled to receive Spinco Interests in the spin-off, with the precise ratio of cash and Spinco Interests to be determined pursuant to an election by such stockholders (and subject to a cap on the amount of cash available for distribution). The total amount of the distribution will be at least equal to Spinco's allocated earnings and profits, as determined under U.S. federal income tax principles. Walter is seeking a ruling to the effect that such distribution will be treated as a distribution of property to which Section 301 of the Code applies. To the extent that this distribution is paid by Spinco out of its current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and on the basis of the expected receipt of the ruling, the distribution will be treated as a taxable dividend for U.S. federal income tax purposes. Such dividend will be eligible for the dividends-received deduction if received by an otherwise qualifying corporate holder that meets the holding period and other requirements for the dividends-received deduction. For tax years beginning before 2011, non-corporate holders that receive dividends on Spinco Interests are eligible for the reduced income tax rate of 15% or less if certain requirements are satisfied. If the distribution is in excess of Spinco's current and accumulated earnings and profits, it will first be applied to reduce the holder's tax basis in the Spinco Interests, and the amount in excess of the holder's tax basis will be treated as gain from the sale or exchange of the holder's Spinco Interest. A holder's tax basis in the Spinco Interests received in the taxable dividend will equal its fair market value as of the date of the distribution, and the holder's holding period in such Spinco Interests will begin on the date of the distribution.

        The distribution may be considered an "extraordinary" dividend, under certain U.S. federal income tax rules relating to extraordinary distributions by corporations, depending on the facts and circumstances of the Walter stockholder. Treatment of the distribution as extraordinary may affect a corporate stockholder's tax basis in the Spinco Interests, and, consequently, in the Surviving Corporation common stock it receives in the merger. With respect to an individual stockholder, treatment of the distribution as extraordinary may affect the tax characterization of a sale of his or her Surviving Corporation common stock. Walter stockholders are urged to consult with their own tax advisors regarding the applicability of the rules relating to extraordinary dividends.

The Merger

  Consequences to Holders of Spinco Interests

        The parties have structured the merger to qualify as a reorganization for U.S. federal income tax purposes. It is a condition to the completion of the merger that Walter and Spinco receive an opinion from Simpson Thacher & Bartlett LLP, dated the closing date of the merger, to the effect that the merger constitutes a "reorganization" within the meaning of Section 368(a) of the Code, and that HCM receive an opinion from Thacher Proffitt & Wood LLP, dated the closing date of the merger, to the same effect. These opinions will be based on representation letters provided by Walter, Spinco and HCM, and on customary factual assumptions, all of which must be true and accurate in all material respects as of the effective time of the merger.

        On the basis of the expected receipt of these opinions, and assuming the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, upon the exchange of Spinco Interests for Surviving Corporation common stock, Walter stockholders will not generally recognize gain or loss for U.S. federal income tax purposes. The aggregate tax basis of Walter stockholders in the shares of Surviving Corporation common stock received in the merger (including fractional shares deemed received and redeemed as described below) will equal the aggregate adjusted tax basis in the Spinco Interests surrendered by a Walter stockholder, as determined above under "—Material U.S. Federal Income Tax Consequences of the Spin-off." The holding period for the shares of Surviving Corporation common stock received in the merger by a Walter stockholder (including fractional shares deemed received and redeemed as described below) will include the holding period for the Spinco Interests surrendered in the exchange by a Walter stockholder, as determined above under "The Spin-off." The amount of Surviving Corporation common stock received in the merger includes any fractional share of Surviving Corporation common stock deemed to be received prior to the exchange of such share for cash, as discussed immediately below.

        A Walter stockholder who receives cash instead of a fractional share of Surviving Corporation common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder's aggregate adjusted tax basis of the Spinco Interests exchanged in the merger which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such Spinco Interests is more than one year at the effective time of the merger (taking into account the Walter stockholder's holding period in the Walter stock, as described above under "The Spin-off").

        If you are a non-corporate Walter stockholder, you may be subject to information reporting and backup withholding on any cash payments you receive in lieu of fractional shares of Surviving Corporation common stock. You generally will not be subject to backup withholding, however, if you:

  •
  furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal you will receive; or

  •
  are otherwise exempt from backup withholding.

        Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS.

        If you receive shares of Surviving Corporation common stock as a result of the merger, you will be required to retain records pertaining to the merger and you will be required to file with your U.S.

federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

  Consequences to Holders of HCM Common Stock

        As described further under "The Transactions—Calculation of Merger Consideration," every 50 shares of HCM common stock issued and outstanding immediately prior to the effective time of the merger will be combined into one share of common stock of the Surviving Corporation in the HCM share combination. Assuming the receipt by HCM stockholders of Surviving Corporation common stock in the HCM share combination is treated as occurring pursuant to a "reorganization" within the meaning of Section 368(a) of the Code, HCM stockholders will not recognize gain or loss for U.S. federal income tax purposes as a result. The aggregate tax basis in the shares of Surviving Corporation common stock received in the HCM share combination (including fractional shares deemed received and redeemed as described below) will equal the aggregate adjusted tax basis in the HCM common stock surrendered. The holding period for the shares of Surviving Corporation common stock received in the HCM share combination (including fractional shares deemed received and redeemed as described below) will include the holding period for the HCM common stock surrendered in the HCM share combination. The amount of Surviving Corporation common stock received in the HCM share combination includes any fractional share of Surviving Corporation common stock deemed to be received prior to the exchange of such share for cash, as discussed immediately below.

        A holder of HCM common stock who receives cash instead of a fractional share of Surviving Corporation common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder's aggregate adjusted tax basis of the HCM common stock surrendered in the HCM share combination which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such HCM common stock is more than one year at the effective time of the HCM share combination.

Material U.S. Federal Income Tax Consequences of the Ownership of Surviving Corporation Common Stock

The Surviving Corporation's Taxation as a REIT

        In connection with the merger, Simpson Thacher & Bartlett LLP will render an opinion that, commencing with the 2009 taxable year and thereafter, the Surviving Corporation's proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT under the Code. Investors should be aware that Simpson Thacher & Bartlett LLP's opinion is based upon certain assumptions, is conditioned upon certain representations made by HCM, Walter and Spinco as to factual matters, including representations regarding the nature of the Surviving Corporation's assets and the conduct of its business, and is not binding upon the IRS or any court. The IRS may challenge the Surviving Corporation's status a REIT, and a court could sustain any such challenge. In addition, Simpson Thacher & Bartlett LLP's opinion is based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, the Surviving Corporation's qualification and taxation as a REIT depends upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income earned by the Surviving Corporation from specified sources, the percentage of the Surviving Corporation's assets that falls within specified categories, the diversity of its stock ownership, and the percentage of its earnings that are distributed. Simpson Thacher & Bartlett LLP will not review the Surviving Corporation's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Surviving Corporation's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of the Surviving Corporation's failure to qualify as a REIT, see "—Failure to Qualify" below.

        The sections of the Code and the corresponding Treasury regulations that govern the U.S. federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion is qualified in its entirety by the applicable Code provisions, rules and Treasury regulations promulgated thereunder, and administrative interpretations thereof.

        In any year in which the Surviving Corporation qualifies for taxation as a REIT, it generally will not be subject to U.S. federal income tax on that portion of its REIT taxable income that is distributed currently to its stockholders. However, the Surviving Corporation's stockholders will generally be taxed on dividends that they receive at ordinary income rates unless such dividends are designated by the Surviving Corporation as capital gain dividends or qualified dividend income. Distributions are not eligible for the dividends received deduction for corporations. It is expected that ordinary dividends paid by the Surviving Corporation generally will not be eligible for the reduced 15% rate imposed on qualified dividend income received by individuals, trusts and estates.

        While the Surviving Corporation generally will not be subject to U.S. corporate income tax on income distributed currently to its stockholders, it will be subject to U.S. federal income tax as follows:

  •
  It will be taxed at regular corporate rates on any "REIT taxable income." "REIT taxable income" is the taxable income of a REIT subject to specified adjustments, including a deduction for dividends paid.

  •
  Under some circumstances, the Surviving Corporation may be subject to the "alternative minimum tax" due to its undistributed items of tax preference and alternative minimum tax adjustments.

  •
  If the Surviving Corporation has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business, or other non-qualifying income from foreclosure property, the Surviving Corporation will be subject to tax at the highest corporate rate on this income.

  •
  The Surviving Corporation's net income from "prohibited transactions" will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business.

  •
  If, due to reasonable cause and not willful neglect, the Surviving Corporation fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, the Surviving Corporation will be subject to a tax equal to the gross income attributable to the greater of either (i) the amount by which the Surviving Corporation fails the 75% gross income test for the taxable year or (ii) the amount by which 95% of the Surviving Corporation's gross income exceeds the amount of the Surviving Corporation's income qualifying under the 95% gross income test for the taxable year, multiplied in either case by a fraction intended to reflect the Surviving Corporation's profitability.

  •
  The Surviving Corporation will be subject to a 4% nondeductible excise tax on the excess of the "required distribution" over the sum of the amounts actually distributed (including excess distributions from prior years) and amounts retained for which federal income tax was paid. The "required distribution" for each calendar year generally is equal to the sum of:
  •
  85% of its ordinary income for such calendar year;

    •
    95% of its capital gain net income for such calendar year; and

    •
    any undistributed taxable income from prior taxable years.

  •
  The Surviving Corporation may elect to retain and pay income tax on its net long-term capital gain. In that case, a holder of Surviving Corporation common stock would include its proportionate share of the Surviving Corporation's undistributed long-term capital gain (to the extent the Surviving Corporation makes a timely designation of such gain to the stockholder) in its income, and would receive a credit or a refund for its proportionate share of the tax the Surviving Corporation paid.

  •
  The Surviving Corporation will be subject to a 100% penalty tax on amounts received (or on certain expenses deducted by a taxable REIT subsidiary) if certain arrangements between the Surviving Corporation and one of its taxable REIT subsidiaries, as further described below, are not comparable to similar arrangements among unrelated parties.

  •
  Although the law on the matter is unclear, if the Surviving Corporation owns an interest in a taxable mortgage pool or a residual interest in a real estate mortgage investment conduit, or REMIC, (or the ownership in such entity is attributed to a REIT in which the Surviving Corporation owns an interest), the Surviving Corporation might be taxable at the highest corporate rate on the amount of any excess inclusion income for the taxable year allocable to the percentage of the Surviving Corporation's stock that is held by "disqualified organizations." For a discussion of "excess inclusion income," see "—Taxable Mortgage Pools and REMICs beginning on page [    ] of this proxy statement/prospectus." A "disqualified organization" includes:
  •
  the United States;

  •
  any state or political subdivision of the United States;

  •
  any foreign government;

  •
  any international organization;

  •
  any agency or instrumentality of any of the foregoing;

  •
  any other tax-exempt organization, other than a farmer's cooperative described in section 521 of the Code, that is exempt both from income taxation and from taxation under the unrelated business taxable income provisions of the Code; and

  •
  any rural electrical or telephone cooperative.

        The Surviving Corporation does not intend to invest in residual interests in REMICs but certain of the Surviving Corporation's financing activities may result in treatment of a portion of the Surviving Corporation's assets as a taxable mortgage pool.

  •
  If the Surviving Corporation acquires any assets from a non-REIT C corporation in a carry-over basis transaction, the Surviving Corporation could be liable for specified tax liabilities inherited from that non-REIT C corporation with respect to that corporation's "built-in gain" in its assets. Built-in gain is the amount by which an asset's fair market value exceeds its adjusted tax basis at the time the Surviving Corporation acquired the asset. Applicable Treasury regulations, however, allow the Surviving Corporation to avoid the recognition of gain and the imposition of corporate level tax with respect to a built-in gain asset acquired in a carry-over basis transaction from a non-REIT C corporation unless and until it disposes of that built-in gain asset during the 10-year period following its acquisition, at which time the Surviving Corporation would recognize, and would be subject to tax at the highest regular corporate rate on, the built-in gain.

        In addition, notwithstanding the Surviving Corporation's status as a REIT, the Surviving Corporation may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any taxable REIT subsidiary in which the Surviving Corporation owns an interest will be subject to U.S. federal corporate income tax on its net income.

  Requirements for Qualification as a REIT

        The Code defines a REIT as a corporation, trust or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation, but for the REIT requirements;

  (4)
  that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  of which not more than 50% in value of the outstanding shares are owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) after applying certain attribution rules;

  (7)
  that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year, which election has not been terminated or revoked; and

  (8)
  that meets other tests, described below, regarding the nature of its income and assets.

        Conditions (1) through (4), inclusive, must be met during the entire taxable year. Condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months other than the first taxable year for which an election to become a REIT is made. Condition (6) must be met during the last half of each taxable year but neither conditions (5) nor (6) apply to the first taxable year for which an election to become a REIT is made. The Surviving Corporation believes that it will issue sufficient shares of stock with sufficient diversity of ownership to allow it to satisfy conditions (5) and (6) above. In addition, the Surviving Corporation's charter will contain restrictions regarding the transfer of the Surviving Corporation's stock that are intended to assist it in continuing to satisfy the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that the Surviving Corporation will be able to satisfy these share ownership requirements. If the Surviving Corporation fails to satisfy these share ownership requirements, the Surviving Corporation will fail to qualify as a REIT.

        If the Surviving Corporation complies with regulatory rules pursuant to which the Surviving Corporation is required to send annual letters to holders of its stock requesting information regarding the actual ownership of such stock, and the Surviving Corporation does not know, or upon exercising reasonable diligence would not have known, whether it failed to meet requirement (6) above, the Surviving Corporation will be treated as having met the requirement.

        In addition, the Surviving Corporation must satisfy all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status, use a calendar year for U.S. federal income tax purposes, and comply with the record keeping requirements of the Code and Treasury regulations promulgated thereunder.

  Qualified REIT Subsidiaries

        If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," the separate existence of that subsidiary is disregarded for U.S. federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. All assets, liabilities and items of income, deduction and credit of the qualified REIT subsidiary will be treated as assets, liabilities and items of income, deduction and credit of the REIT itself. A qualified REIT subsidiary of the Surviving Corporation is not subject to U.S. federal corporate income taxation, although it may be subject to state and local taxation in some states.

  Taxable REIT Subsidiaries

        A "taxable REIT subsidiary" is an entity that is taxable as a corporation in which the Surviving Corporation directly or indirectly owns stock and that elects with the Surviving Corporation to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. In addition, if a taxable REIT subsidiary owns, directly or indirectly, securities representing 35% or more of the vote or value of a subsidiary corporation, that subsidiary will also be treated as a taxable REIT subsidiary of the Surviving Corporation. However, an entity will not qualify as a taxable REIT subsidiary if it directly or indirectly operates or manages a lodging or health care facility or, generally, provides to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated.

        Income earned by a taxable REIT subsidiary is not attributable to the REIT. As a result, income that might not be qualifying income for purposes of the income tests applicable to REITs could be earned by a taxable REIT subsidiary without affecting the Surviving Corporation's status as a REIT. Currently, HCM has three taxable REIT subsidiaries, as described below.

        Several provisions of the Code regarding the arrangements between a REIT and its taxable REIT subsidiaries ensure that a taxable REIT subsidiary will be subject to an appropriate level of U.S. federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to its REIT owner. In addition, the Surviving Corporation would be obligated to pay a 100% penalty tax on some payments that the Surviving Corporation receives from, or on certain expenses deducted by, the Surviving Corporation's taxable REIT subsidiary if the IRS were to assert successfully that the economic arrangements between the Surviving Corporation and its taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties.

  Taxable Mortgage Pools and REMICs

        An entity, or a portion of an entity, that does not elect to be treated as a REMIC may be classified as a taxable mortgage pool under the Code if:

  •
  substantially all of its assets consist of debt obligations or interests in debt obligations;

  •
  more than 50% of those debt obligations are real estate mortgages or interests in real estate mortgages as of specified testing dates;

  •
  the entity has issued debt obligations (liabilities) that have two or more maturities; and

  •
  the payments required to be made by the entity on its debt obligations "bear a relationship" to the payments to be received by the entity on the debt obligations that it holds as assets.

        Under applicable Treasury regulations, if less than 80% of the assets of an entity (or a portion of an entity) consist of debt obligations, these debt obligations are considered not to comprise "substantially all" of its assets, and therefore the entity would not be treated as a taxable mortgage pool. It is possible that certain of the Surviving Corporation's financing activities, including securitizations, will result in the treatment of it or a portion of its assets as a taxable mortgage pool.

        Where an entity, or a portion of an entity, is classified as a taxable mortgage pool, it is generally treated as a taxable corporation for U.S. federal income tax purposes. In the case of a REIT, a portion of a REIT, or a REIT subsidiary that is disregarded as a separate entity from the REIT that is a taxable mortgage pool, however, special rules apply. The portion of a REIT's assets, held directly or through a REIT subsidiary that is disregarded as a separate entity from the REIT, that qualifies as a taxable mortgage pool is treated as a qualified REIT subsidiary that is not subject to corporate income tax, and the taxable mortgage pool classification does not directly affect the tax status of the REIT. The Treasury Department has yet to issue regulations governing the tax treatment of the stockholders of a REIT that owns an interest in a taxable mortgage pool.

        A portion of the Surviving Corporation's income from a REMIC residual interest or taxable mortgage pool arrangement could be treated as "excess inclusion income." Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (i) income allocable to the holder of a residual interest in a REMIC or taxable mortgage pool interest during such calendar quarter over (ii) the sum of an amount for each day in the calendar quarter equal to the product of (a) the adjusted issue price of the interest at the beginning of the quarter multiplied by (b) 120 percent of the long-term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter).

        Any such excess inclusion income would be allocated among the Surviving Corporation's stockholders. A stockholder's share of excess inclusion income (i) could not be offset by any net operating losses otherwise available to the stockholder, (ii) would be subject to tax as unrelated business taxable income in the hands of most types of stockholders that are otherwise generally exempt from federal income tax, and (iii) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction for any otherwise applicable income tax treaty, to the extent allocable to most types of foreign stockholders. See "Taxation of Non-U.S. Holders of the Surviving Corporation's Common Stock—Distributions" beginning on page [    ] of this proxy statement/prospectus. Although the law on this matter is unclear with regard to taxable mortgage pool interests, to the extent excess inclusion income is allocated to a tax-exempt stockholder of the Surviving Corporation's that is not subject to unrelated business income tax (such as a government entity), the Surviving Corporation would be taxable on this income at the highest applicable corporate tax rate (currently 35%). The manner in which excess inclusion income would be allocated among shares of different classes of the Surviving Corporation's stock or how such income is to be reported to stockholders is not clear under current law. Tax-exempt investors, foreign investors and taxpayers with net operating losses should carefully consider the tax consequences described above and are urged to consult their tax advisors.

        If a subsidiary partnership of the Surviving Corporation, not wholly-owned by it directly or through one or more disregarded entities, were a taxable mortgage pool, the foregoing rules would not apply. Rather, the partnership that is a taxable mortgage pool would be treated as a corporation for federal income tax purposes, and would potentially be subject to corporate income tax. In addition, this characterization would alter the Surviving Corporation's REIT income and asset test calculations and could adversely affect the Surviving Corporation's compliance with those requirements. The Surviving Corporation currently does not intend to form any subsidiary partnerships that are or will become taxable mortgage pools, and the Surviving Corporation intends to monitor the structure of any taxable mortgage pools in which it has an interest to ensure that they will not adversely affect the Surviving Corporation's status as a REIT.

Income Tests

        To qualify as a REIT, the Surviving Corporation must satisfy two gross income requirements, each of which is applied on an annual basis. First, at least 75% of the Surviving Corporation's gross income for each taxable year, excluding gross income from prohibited transactions, generally must be derived directly or indirectly from:

  •
  rents from real property;

  •
  interest on debt secured by mortgages on real property or on interests in real property;

  •
  dividends or other distributions on, and gain from the sale of, stock in other REITs;

  •
  gain from the sale of real property or mortgage loans;

  •
  abatements and refunds of taxes on real property;

  •
  income and gain derived from foreclosure property (as described below);

  •
  amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property);

  •
  income derived from a REMIC in proportion to the real estate assets held by the REMIC, unless at least 95% of the REMIC's assets are real estate assets, in which case all of the income derived from the REMIC; and

  •
  interest or dividend income from investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following the Surviving Corporation's receipt of new capital that it raises through equity offerings or public offerings of debt obligations with at least a five-year term.

        Second, at least 95% of the Surviving Corporation's gross income for each taxable year, excluding gross income from prohibited transactions, must be derived from sources that qualify for purposes of the 75% test, and from (i) dividends, (ii) interest, and (iii) gain from the sale or disposition of stock or securities that are not dealer property. If less than 95% of the assets of a REMIC in which the Surviving Corporation holds an interest are real estate assets, the Surviving Corporation will be treated as receiving directly the Surviving Corporation's proportionate share of the REMIC's income for purposes of the gross income tests.

        If the Surviving Corporation fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, the Surviving Corporation may nevertheless qualify as a REIT for that year if it is entitled to relief under the Code. These relief provisions generally will be available if the Surviving Corporation's failure to meet the tests is due to reasonable cause and not due to willful neglect, and the Surviving Corporation attaches a schedule of the sources of its income to its U.S. federal income tax return. It is not possible, however, to state whether in all circumstances the Surviving Corporation would be entitled to the benefit of these relief provisions. For example, if the Surviving Corporation failed to satisfy the gross income tests because nonqualifying income that the Surviving Corporation intentionally recognized exceeded the limits on nonqualifying income, the IRS could conclude that the failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances, the Surviving Corporation would fail to qualify as a REIT. Even if these relief provisions apply, a penalty tax would be imposed based on the amount of nonqualifying income. See "The Surviving Corporation's Taxation as a REIT" beginning on page [    ] of this proxy statement/prospectus.

        The Surviving Corporation's income for purposes of these tests includes its allocable share of all income earned by any entities in which the Surviving Corporation owns an interest that are partnerships or disregarded entities for U.S. federal income tax purposes (including qualified REIT subsidiaries), and the subsidiaries of these partnerships or disregarded entities that are partnerships or disregarded entities for U.S. federal income tax purposes. Gross income from the Surviving Corporation's sale of property that it holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The Surviving Corporation will monitor the amount of its non-qualifying income and will manage its portfolio to comply at all times with the gross income tests. The following paragraphs discuss some of the specific applications of the gross income tests to the Surviving Corporation.

  Dividends

        The Surviving Corporation may own stock in non-REIT C corporations for which the Surviving Corporation will not make a taxable REIT subsidiary election. The Surviving Corporation's dividend income from stock in any such corporations and from Hanover Capital Partners 2, Ltd., Hanover Capital Securities, Inc. and HDMF-II Realty Corp., the Surviving Corporation's taxable REIT subsidiaries, will be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. The Surviving Corporation may also own stock in other REITs. The dividends that the Surviving Corporation receives from those REITs and the Surviving Corporation's gain on the sale of the stock in those REITs will be qualifying income for purposes of both the gross income tests. However, if a REIT in which the Surviving Corporation owns stock fails to qualify as a REIT in any year, the Surviving Corporation's income from such REIT would be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

  Interest

        The term "interest," as defined for purposes of both gross income tests, generally excludes any amount that is based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Surviving Corporation does not expect that any of its loans will be based in whole or in part on the income or profits of any person.

        Interest on debt secured by mortgages on real property or on interests in real property, including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the Surviving Corporation (or a predecessor entity) agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan.

        The Surviving Corporation expects that all or substantially all of the interest, original issue discount and market discount it derives from its mortgage-related assets and loans will generally be qualifying income for purposes of the 75% and 95% gross income tests.

  Hedging Transactions

        From time to time, the Surviving Corporation may enter into hedging transactions with respect to one or more of its assets or liabilities. The Surviving Corporation's hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. To the extent that the Surviving Corporation enters into a hedging transaction, any income therefrom will not constitute gross income for purposes of the 75% test or the 95% income test. The Surviving Corporation intends to structure any hedging transactions in a manner that does not jeopardize the Surviving Corporation's status as a REIT.

  Rents from Real Property

        The Surviving Corporation currently does not own any real property. To the extent that the Surviving Corporation owns or acquires real property or an interest therein in the future, rents the Surviving Corporation receives will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property leased. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage of percentages of receipts or sales. Second, rents the Surviving Corporation receives from a "related party tenant" will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a taxable REIT subsidiary, at least 90% of the property is leased to unrelated tenants and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property. Finally, for rents to qualify as "rents from real property" for purposes of the gross income tests, the Surviving Corporation is only allowed to provide services that are both "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant."

        Even if a REIT furnishes or renders services that are non-customary with respect to a property, if the amounts received or accrued, directly or indirectly, or deemed received by the REIT as described above with respect to such services during a taxable year is not more than 1% of all amounts received or accrued, directly or indirectly by the REIT with respect to the property during the same taxable year, then only the amounts with respect to such non-customary services are not treated as rent for purposes of the REIT gross income tests.

  Prohibited Transactions Tax

        A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Whether a REIT holds an asset primarily for sale to customers in the ordinary course of a trade or business depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, the Surviving Corporation will attempt to comply with the terms of safe harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. A safe harbor to avoid classification as a prohibited transaction applies to a real estate asset that is held for the production of rental income by a REIT for at least two years, if (A) either (i) the REIT has made no more than seven sales of property (other than foreclosure property) during the year of sale, (ii) the aggregate adjusted bases of property (other than sales of foreclosure property or sales to which Section 1033 of the Code applies) sold during the taxable year does not exceed 10% of the aggregate bases of all of the assets of the REIT as of the beginning of the year or (iii) the fair market value of property (other than sales of foreclosure property or sales to which Section 1033 of the Code applies)

sold during the taxable year does not exceed 10% of the fair market value of all of the assets of the REIT as of the beginning of the year, and (B) capital expenditures made to the property by the REIT (or any partner of the REIT) during the two years prior to disposition do not exceed 30% of the property's net sale price. The Surviving Corporation cannot guarantee, however, that it can comply with the safe harbor provisions or that the Surviving Corporation will avoid owning property that may be characterized as property that it holds primarily for sale to customers in the ordinary course of a trade or business.

  Foreclosure Property

        Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

  •
  that is acquired by a REIT as the result of the REIT's having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

  •
  for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

  •
  for which the REIT makes a proper election to treat the property as foreclosure property.

        However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor.

        Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

  •
  on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

  •
  on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

  •
  which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business that is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

        The Surviving Corporation will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, income from foreclosure property, including gain from the sale of foreclosure property held for sale in the ordinary course of a trade or business, will qualify for purposes of the 75% and 95% gross income tests.

        The Surviving Corporation may have the option to foreclose on mortgage loans when a borrower is in default. The foregoing rules alter the implications of a decision by the Surviving Corporation to foreclose on a particular mortgage loan and may affect whether the Surviving Corporation will choose to foreclose on a particular mortgage loan.

Asset Tests

        At the close of each quarter of the Surviving Corporation's taxable year, the Surviving Corporation must satisfy six tests relating to the nature of its assets.

  •
  First, at least 75% of the value of the Surviving Corporation's total assets must be represented by the following:
  •
  interests in real property, including leaseholds and options to acquire real property and leaseholds;

  •
  interests in mortgages on real property;

  •
  stock in other REITs;

  •
  cash and cash items;

  •
  government securities;

  •
  investments in stock or debt instruments attributable to the temporary investment of new capital during the one-year period following the Surviving Corporation's receipt of new capital that it raises through equity offerings or public offerings of debt obligations with at least a five-year term; and

  •
  regular or residual interests in a REMIC. However, if less than 95% of the assets of a REMIC consists of assets that are qualifying real estate-related assets under the federal income tax laws, determined as if the Surviving Corporation held such assets directly, the Surviving Corporation will be treated as holding directly its proportionate share of the assets of such REMIC.

  •
  Second, not more than 25% of the Surviving Corporation's total assets may be represented by securities, other than those in the 75% asset class.

  •
  Third, except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, the value of any one issuer's securities owned by the Surviving Corporation may not exceed 5% of the value of the Surviving Corporation's total assets.

  •
  Fourth, except for securities in taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, the Surviving Corporation may not own more than 10% of any one issuer's outstanding voting securities.

  •
  Fifth, except for securities of taxable REIT subsidiaries and the securities in the 75% asset class described in the first bullet point above, the Surviving Corporation may not own more than 10% of the total value of the outstanding securities of any one issuer, other than securities that qualify for the "straight debt" exception discussed below.

  •
  Sixth, not more than 25% of the value of the Surviving Corporation's total assets may be represented by the securities of one or more taxable REIT subsidiaries.

        The Surviving Corporation's assets for purposes of these tests include its allocable share of all assets held by any entities in which the Surviving Corporation owns an interest that are partnerships or disregarded entities (including qualified REIT subsidiaries) for U.S. federal income tax purposes and the subsidiaries of these partnerships or disregarded entities that are partnerships or disregarded entities for U.S. federal income tax purposes.

        Securities, for purposes of the asset tests, may include debt the Surviving Corporation holds from other issuers. However, debt the Surviving Corporation holds in an issuer that does not qualify for purposes of the 75% asset test will not be taken into account for purposes of the 10% value test if the debt securities meet the straight debt safe harbor. Debt will meet the "straight debt" safe harbor if the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, the debt is not convertible, directly or indirectly, into stock, and the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower's discretion or similar factors.

        It is possible that the Surviving Corporation may hold mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than a direct mortgage of the real property. Revenue Procedure 2003-65 provides a safe harbor pursuant to which a mezzanine loan, if it meets each of the requirements contained in the Revenue Procedure, will be treated by the IRS as a real estate asset for purposes of the REIT asset tests (described below), and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, the mezzanine loans that the Surviving Corporation acquires may not meet all of the requirements for reliance on this safe harbor. Hence, there can be no assurance that the IRS will not challenge the qualification of these loans.

        The Surviving Corporation believes that all or substantially all of the residential mortgage-related assets and loans that it expects to hold will be qualifying assets for purposes of the 75% asset test. For purposes of these rules, however, if the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset under the U.S. federal income tax laws. Although the law on the matter is not entirely clear, it appears that the non-qualifying portion of that mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that is security for that loan. The Surviving Corporation's debt securities issued by other REITs or C corporations that are not secured by mortgages on real property will not be qualifying assets for purposes of the 75% asset test.

        The Surviving Corporation believes that any stock that it will acquire in other REITs will be a qualifying asset for purposes of the 75% asset test. However, if a REIT in which the Surviving Corporation owns stock fails to qualify as a REIT in any year, the stock in such REIT will not be a qualifying asset for purposes of the 75% asset test. Instead, the Surviving Corporation would be subject to the second, third, fourth and fifth assets tests described above with respect to its investment in such a disqualified REIT. The Surviving Corporation will also be subject to those assets tests with respect to its investments in any non-REIT C corporations for which the Surviving Corporation does not make a taxable REIT subsidiary election. The Surviving Corporation anticipates that the value of the Surviving Corporation's investment in its taxable REIT subsidiaries, including HCM's current taxable REIT subsidiaries, will be less than 25% the value of its total assets.

        The Surviving Corporation will monitor the status of its assets for purposes of the various asset tests and will seek to manage its portfolio to comply at all times with such tests. There can be no assurances, however, that the Surviving Corporation will be successful in this effort. In this regard, to determine the Surviving Corporation's compliance with these requirements, the Surviving Corporation will need to estimate the value of the real estate securing its mortgage loans at various times. In addition, the Surviving Corporation will have to value its investment in its other assets to ensure its compliance with the asset tests. Although the Surviving Corporation will seek to be prudent in making these estimates, there can be no assurances that the IRS will not disagree with these determinations and assert that a different value is applicable, in which case the Surviving Corporation might not satisfy the 75% and the other asset tests and would fail to qualify as a REIT.

        The Surviving Corporation will not lose its REIT status for a de minimis failure to meet the 5% or 10% asset requirements if the failure is due to ownership of assets, the total value of which does not exceed the lesser of 1% of the total value of the Surviving Corporation's assets or $10 million. If the

Surviving Corporation fails to satisfy any of the asset requirements for a particular tax quarter, it may still qualify as a REIT if (1) it identifies the failure on a separate schedule; (2) the failure is due to reasonable cause and not willful neglect; (3) the assets causing the failure are disposed of within six months of the last day of the quarter in which the failure occurred; and (4) the Surviving Corporation pays a tax computed as the greater of either $50,000 or the net income generated by the assets causing the failure multiplied by the highest tax rate under Section 11 of the Code.

        After initially meeting the asset tests after the close of any quarter, the Surviving Corporation will not lose its status as a REIT if it fails to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of its assets. However, an acquisition of property by a REIT requires the REIT to revalue all of its assets. If the failure to satisfy the asset tests results from an increase in the value of the Surviving Corporation's assets after the acquisition of securities or other property during a quarter, the failure can be cured by eliminating the discrepancy within 30 days after the close of that quarter. The Surviving Corporation intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. The Surviving Corporation cannot ensure that these steps always will be successful. If the Surviving Corporation fails to cure the noncompliance with the asset tests within this 30-day period, it could fail to qualify as a REIT.

        The Surviving Corporation currently believes that the loans, securities and other assets that it expects to hold will satisfy the foregoing asset test requirements. However, no independent appraisals will be obtained to support the Surviving Corporation's conclusions as to the value of its assets and securities, or in many cases, the real estate collateral for the mortgage loans that it holds. Moreover, it may not be possible to value certain assets precisely. As a result, there can be no assurance that the IRS will not contend that the Surviving Corporation's interest in securities and other assets will not cause a violation of the asset tests applicable to REITs.

Annual Distribution Requirements Applicable to REITs

        To qualify as a REIT, the Surviving Corporation generally must distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to:

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  the sum of (i) 90% of the Surviving Corporation's REIT taxable income, computed without regard to the dividends paid deduction and the Surviving Corporation's net capital gain, and (ii) 90% of the Surviving Corporation's net income after tax, if any, from foreclosure property; minus

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  the excess of the sum of specified items of non-cash income (including original issue discount on the Surviving Corporation's mortgage loans) over 5% of the Surviving Corporation's REIT taxable income, computed without regard to the dividends paid deduction and the Surviving Corporation's net capital gain.

        Distributions generally must be made during the taxable year to which they relate. Distributions may be made in the following year in two circumstances. First, if the Surviving Corporation declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, the Surviving Corporation will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. Second, distributions may be made in the following year if the dividends are declared before the Surviving Corporation timely files its tax return for the year, payment is made before the first regular dividend payment made after such declaration, and the REIT elects to treat the distribution as a prior-year dividend. To the extent that the Surviving Corporation does not distribute all of its net capital gain or distribute at least 90%, but less than 100% of its REIT taxable income, as adjusted, the Surviving Corporation will be subject to tax on the undistributed amount at regular corporate tax rates.

        Furthermore, the Surviving Corporation will incur a 4% nondeductible excise tax on the excess of the required distribution over the sum of the amounts actually distributed (including excess distributions from prior years) and amounts retained for which federal income tax was paid. The required distribution for each calendar year generally is equal to the sum of (i) 85% of its ordinary income for such calendar year, (ii) 95% of its capital gain net income for such calendar year, and (iii) any undistributed taxable income from prior taxable years.

        The Surviving Corporation may elect to retain rather than distribute all or a portion of its net capital gains and pay the tax on the retained gains. In that case, the Surviving Corporation may elect to have its stockholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by the Surviving Corporation. For purposes of the 4% excise tax described above, any retained amounts for which the Surviving Corporation elects this treatment would be treated as having been distributed.

        The Surviving Corporation intends to make timely distributions sufficient to satisfy the distribution requirements. It is possible that, from time to time, the Surviving Corporation may not have sufficient cash to meet the distribution requirements due to timing differences between (i) the actual receipt of cash, including the receipt of distributions from subsidiaries, and (ii) the inclusion of items of income by the Surviving Corporation for U.S. federal income tax purposes. Other potential sources of non-cash taxable income include loans and securities that are financed through securitization structures, which require some or all of the available interest income from these assets to be used to repay principal on these borrowings; distressed loans on which the Surviving Corporation may be required to accrue interest or discount income even though the borrower is unable to make current or past due debt service payments; and, to a limited extent, loans or mortgage-backed securities held by the Surviving Corporation as assets that are issued at a discount and require the accrual of taxable income in advance of the receipt of the related cash flow. In the event that such timing differences occur, and in other circumstances, it might be necessary in order to satisfy the distribution requirements to arrange for short-term, or possibly long-term, borrowings, or to pay the dividends in the form of taxable in-kind distributions of property (including, for example, the Surviving Corporation's own debt securities).

        Under some circumstances, the Surviving Corporation may be able to rectify a failure to meet the distribution requirement for a year by paying deficiency dividends to stockholders in a later year, which may be included in the Surviving Corporation's deduction for dividends paid for the earlier year. Thus, the Surviving Corporation may be able to avoid being taxed on amounts distributed as deficiency dividends. However, the Surviving Corporation will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

Record Keeping Requirements

        The Surviving Corporation is required to comply with applicable record keeping requirements. Failure to comply could result in monetary fines. For example, the Surviving Corporation must request on an annual basis information from its stockholders designed to disclose the actual ownership of the Surviving Corporation's outstanding stock.

Failure to Qualify

        If the Surviving Corporation fails to qualify as a REIT in any taxable year, and the relief provisions do not apply, the Surviving Corporation will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. This would significantly reduce both the Surviving Corporation's cash available for distribution to its stockholders and the Surviving Corporation's earnings. If the Surviving Corporation fails to qualify as a REIT, it will not be required to make any distributions to stockholders, and any distributions that are made will not be deductible. Moreover, all distributions to stockholders would be taxable as dividends to the extent of the Surviving Corporation's current and accumulated earnings and profits (as computed for U.S. federal income tax purposes), whether or not attributable to capital gains. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction with respect to those distributions, and individual, trust and estate distributees may be eligible for the reduced income tax rate of 15% or less on such dividends for tax years beginning before 2011. Unless the Surviving Corporation is entitled to relief under specific statutory provisions, it also will be ineligible to qualify as a REIT for the four taxable years following the year during which qualification was lost. The Surviving Corporation cannot state whether in all circumstances it would be entitled to this statutory relief.

        If the Surviving Corporation fails to satisfy one or more REIT requirements other than the income tests or asset requirements, it may still retain REIT qualification if the failure is due to reasonable cause and not willful neglect, and the Surviving Corporation pays a penalty of $50,000 for each such failure.

Taxation of Holders of the Surviving Corporation's Common Stock

  U.S. Holders

        As used in the remainder of this discussion, the term "U.S. holder" means a beneficial owner of the Surviving Corporation's common stock that is for U.S. federal income tax purposes:

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  a citizen or resident of the United States;

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  a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

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  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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  a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership holds the Surviving Corporation's common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding preferred stock, you should consult your advisors. A "non-U.S. holder" is a holder that is not a U.S. holder.

  Distributions Generally

        As long as the Surviving Corporation qualifies as a REIT, distributions made to taxable U.S. holders of its common stock out of current or accumulated earnings and profits that are not designated as capital gain dividends or "qualified dividend income" will be taken into account by such holders as ordinary income taxable at ordinary income tax rates and will not qualify for the maximum 15% capital gains rate that generally applies (for tax years beginning before 2011) to distributions by non-REIT C corporations to stockholders who are taxed as individuals. In determining the extent to which a distribution constitutes a dividend for tax purposes, the Surviving Corporation's earnings and profits will be allocated first to distributions with respect to the Surviving Corporation's preferred stock, if any, and then to the Surviving Corporation's common stock. Corporate stockholders will not be eligible for the dividends received deduction with respect to these distributions.

        Distributions in excess of both current and accumulated earnings and profits will not be taxable to a U.S. holder to the extent that the distributions do not exceed the adjusted basis of the holder's stock. Rather, such distributions will reduce the adjusted basis of such stock. To the extent that distributions exceed the adjusted basis of a U.S. holder's stock, the distributions will be taxable as capital gains.

        Distributions will generally be taxable, if at all, in the year of the distribution. However, if the Surviving Corporation declares a dividend in October, November, or December of any year with a record date in one of these months and pays the dividend on or before January 31 of the following year, the Surviving Corporation will be treated as having paid the dividend, and the stockholder will be treated as having received the dividend, on December 31 of the year in which the dividend was declared.

        The Surviving Corporation will be treated as having sufficient earnings and profits to treat as a dividend any distribution it pays up to the amount required to be distributed in order to avoid imposition of the 4% excise tax discussed above. Moreover, any "deficiency dividend" will be treated as an ordinary or capital gain dividend, as the case may be, regardless of the Surviving Corporation's earnings and profits. As a result, U.S. holders may be required to treat certain distributions that would otherwise result in a tax-free return of capital as taxable dividends.

  Capital Gain Dividends

        The Surviving Corporation may elect to designate distributions of its net capital gain as "capital gain dividends." Capital gain dividends are taxed to U.S. holders of the Surviving Corporation's common stock as gain from the sale or exchange of a capital asset held for more than one year. This tax treatment applies regardless of the period during which the stockholders have held their stock. If the Surviving Corporation designates any portion of a dividend as a capital gain dividend, the amount that will be taxable to the stockholder as capital gain will be indicated to U.S. holders on IRS Form 1099-DIV. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

        Instead of paying capital gain dividends, the Surviving Corporation may elect to require stockholders to include the Surviving Corporation's undistributed net capital gains in their income. If the Surviving Corporation makes such an election, U.S. holders (i) will include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) will be deemed to have paid their proportionate share of the tax paid by the Surviving Corporation on such undistributed capital gains and thereby receive a credit or refund for such amount. A U.S. holder of the Surviving Corporation's stock will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. The Surviving Corporation's earnings and profits will be adjusted appropriately.

        The Surviving Corporation must classify its designated capital gain dividend into the following categories:

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  a 15% gain distribution, which would be taxable to U.S. holders of the Surviving Corporation's stock taxed as individuals at a maximum rate of 15%; or

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  an unrecaptured Section 1250 gain distribution, which would be taxable to non-corporate U.S. holders of the Surviving Corporation's stock at a maximum rate of 25%.

        The Surviving Corporation must determine the maximum amounts that it may designate as 15% and 25% capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The IRS currently requires that distributions made on different classes of stock be composed proportionately of dividends of a particular type.

  Qualified Dividend Income

        Distributions that are treated as dividends may be taxed at capital gains rates rather than ordinary income rates if they are distributed to an individual, trust or estate, are properly designated by the

Surviving Corporation as qualified dividend income and certain other requirements are satisfied. Currently, such dividends are taxed at preferential rates only for taxable years beginning before 2011. Dividends are eligible to be designated by the Surviving Corporation as qualified dividend income up to an amount equal to the sum of the qualified dividend income received by the Surviving Corporation during the year of the distribution from other C corporations, the Surviving Corporation's "undistributed" REIT taxable income from the immediately preceding year, and any income attributable to the sale of a built-in gain asset from the immediately preceding year (reduced by any federal income taxes that the Surviving Corporation paid with respect to such REIT taxable income and built-in gain).

        Dividends that the Surviving Corporation receives will be treated as qualified dividend income if certain criteria are met. For example, the dividends must be received from a domestic corporation (other than a REIT or a regulated investment company) or a qualifying foreign corporation. A foreign corporation generally will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the Secretary of the Treasury determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is either a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation and the dividends the Surviving Corporation receives from such an entity would not constitute qualified dividend income.

        Furthermore, certain exceptions and special rules apply in order to determine whether dividends may be treated as qualified dividend income to the Surviving Corporation. These rules include certain holding requirements that the Surviving Corporation would have to satisfy with respect to the stock on which the dividend is paid and special rules with regard to dividends received from regulated investment companies and other REITs.

        In addition, even if the Surviving Corporation designates certain dividends as qualified dividend income to its stockholders, the stockholder will have to meet certain other requirements for the dividend to qualify for taxation at reduced dividend rates. For example, the stockholder will only be eligible to treat the dividend as qualifying dividend income if the stockholder is taxed at individual rates and meets certain holding period requirements. In general, in order to treat a particular dividend as qualified dividend income, a stockholder will be required to hold the Surviving Corporation's stock for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend. A longer holding period may apply to preferred dividends that are attributable to a period or periods aggregating in excess of 366 days.

  Other Tax Considerations

        Distributions made by the Surviving Corporation and gain arising from the sale or exchange by a U.S. holder of the Surviving Corporation's common stock will not be treated as passive activity income, and as a result, U.S. holders of the Surviving Corporation's common stock generally will not be able to apply any "passive losses" against this income or gain. In addition, taxable distributions paid by the Surviving Corporation generally will be treated as investment income for purposes of the investment interest limitations. A non-corporate U.S. holder of the Surviving Corporation's common stock may elect to treat capital gain dividends, capital gains from the disposition of stock and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable gains will be taxed at ordinary income tax rates. U.S. holders of the Surviving Corporation's common stock may not include in their individual income tax returns any of the Surviving Corporation's net operating losses or capital losses. The Surviving Corporation's operating or capital losses are carried over for potential offset against future income, subject to applicable limitations.

        The Surviving Corporation may recognize taxable income in excess of its economic income, or "phantom income," in the first years that the Surviving Corporation holds certain investments and may experience an offsetting excess of economic income over its taxable income in later years. As a result, U.S. holders at times may be required to pay U.S. federal income tax on distributions that economically represent a return of capital rather than a dividend. These distributions would be offset in later years by distributions representing economic income that would be treated as returns of capital for U.S. federal income tax purposes.

        If "excess inclusion income" from a taxable mortgage pool is allocated to any U.S. holder, which will generally occur to the extent the Surviving Corporation has excess inclusion income that exceeds its undistributed REIT taxable income in a particular year, this income will be taxable in the hands of the U.S. holder and will not be offset by any net operating losses of the U.S. holder that would otherwise be available. See "The Surviving Corporation's Taxation as a REIT—Taxable Mortgage Pools and REMICs" beginning on page [    ] of this proxy statement/prospectus.

  Sales of Surviving Corporation Common Stock

        Upon any taxable sale or other disposition of the Surviving Corporation's common stock, a U.S. holder will recognize gain or loss for federal income tax purposes on the disposition of such stock in an amount equal to the difference between:

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  the amount of cash and the fair market value of any property received on such disposition; and

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  the U.S. holder's adjusted basis in such common stock for tax purposes.

        Gain or loss will be capital gain or loss if the common stock has been held by the U.S. holder as a capital asset. The applicable tax rate will depend on the holder's holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the holder's tax bracket.

        In general, any loss upon a sale or exchange of the Surviving Corporation's common stock by a U.S. holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, but only to the extent of distributions received by such U.S. holder that are required to be treated by such U.S. holder as long-term capital gains.

        If the Surviving Corporation redeems shares of common stock, such redemption will be a taxable event to U.S. holders. Generally, a redemption of common stock for cash will be treated as a sale or exchange if the redemption (i) results in a "complete termination" of the stockholder's interest in us under Section 302(b)(3) of the Code, (ii) is "substantially disproportionate" with respect to the stockholder under Section 302(b)(2) of the Code, or (iii) is "not essentially equivalent to a dividend" with respect to the stockholder under Section 302(b)(1) of the Code. If a redemption of common stock satisfies any of the foregoing tests with respect to a stockholder, such stockholder will recognize gain or loss based on the difference between the amount of cash or fair market value of property received and the U.S. holder's tax basis in the redeemed shares. If the redemption does not satisfy any of the foregoing tests, the gross proceeds will be treated as a distribution taxable as ordinary income or capital gain to the extent described under "—Distributions Generally."

  Information Reporting and Backup Withholding

        In general, information-reporting requirements will apply to payments of dividends on and payments of the proceeds of the sale of Surviving Corporation common stock held by U.S. holders, unless an exception applies.

        The payor will be required to furnish annually to the IRS and to holders of Surviving Corporation common stock information relating to the amount of dividends paid on such stock, and that information reporting may also apply to payments of proceeds from the sale of Surviving Corporation common stock. Some holders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

        The payor is required to withhold tax on such payments, currently at the rate of 28%, if (i) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding, or (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect. In addition, a payor of the dividends or interest on Surviving Corporation common stock is required to withhold tax at a rate of 28% if (i) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount as described in Section 3406(c) of the Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

        A U.S. holder that does not provide the Surviving Corporation with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Some U.S. holders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be allowed as a credit against the stockholder's U.S. federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS.

  Non-U.S. Holders

        The rules governing U.S. federal income taxation of non-U.S. holders are complex. This section is only a summary of such rules. Non-U.S. holders are urged to consult their own tax advisors to determine the impact of federal, state and local income tax laws on ownership of Surviving Corporation common stock, including any reporting requirements.

  Distributions

        Distributions by the Surviving Corporation to a non-U.S. holder of its common stock that are neither attributable to gain from sales or exchanges by the Surviving Corporation of "U.S. real property interests," nor designated as capital gain dividends, will be treated as ordinary dividend income to the extent that they are made out of the Surviving Corporation's current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of U.S. federal income tax on a gross basis at a rate of 30%, or a lower rate as permitted under an applicable income tax treaty, unless the dividends are treated as effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. Further, reduced treaty rates are not available to the extent that the income allocated to the foreign stockholder is excess inclusion income. Excess inclusion income will generally be allocated to Surviving Corporation stockholders to the extent the Surviving Corporation has "excess inclusion income" that exceeds its undistributed REIT taxable income in a particular year. See "The Surviving Corporation's Taxation as a REIT—Taxable Mortgage Pools and REMICs" beginning on page [    ] of this proxy statement/prospectus. Dividends that are effectively connected with the conduct of a trade or business in the United States will be subject to tax on a net basis, that is, after allowance for deductions, at graduated rates, in the same manner as U.S. holders are taxed with respect to these dividends, and are generally not subject to withholding. Applicable certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exception. Any dividends received by a corporate non-U.S. holder that is engaged in a U.S. trade or business also may be subject to an additional branch profits tax at a 30% rate, or lower applicable treaty rate. The Surviving Corporation intends to withhold U.S. income tax at the rate of 30% on any dividend distributions, not designated as (or deemed to be) capital gain dividends, made to a non-U.S. holder unless:

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  a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN with the Surviving Corporation evidencing eligibility for that reduced rate; or

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  the non-U.S. holder files an IRS Form W-8ECI with the Surviving Corporation claiming that the distribution is income effectively connected with the non-U.S. holder's trade or business.

        Distributions in excess of the Surviving Corporation's current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. holder in its Surviving Corporation common stock will reduce the non-U.S. holder's adjusted basis in such common stock. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. holder in its stock will be treated as gain from the sale of its stock, the tax treatment of which is described below. Because the Surviving Corporation generally cannot determine at the time it makes a distribution whether or not the distribution will exceed its current and accumulated earnings and profits, the Surviving Corporation intends to withhold tax on the entire amount of any distribution at the same rate as it would withhold on a dividend.

        However, a non-U.S. holder may seek a refund of these amounts from the IRS if the non-U.S. holder's U.S. tax liability with respect to the distribution is less than the amount withheld.

        Distributions to a non-U.S. holder that are designated by the Surviving Corporation at the time of the distribution as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

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  the investment is effectively connected with the non-U.S. holder's trade or business, in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to any gain, except that a holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed above; or

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  the non-U.S. holder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

        Under the Foreign Investment in Real Property Tax Act, which is referred to as "FIRPTA," distributions to a non-U.S. holder that are attributable to gain from sales or exchanges by the Surviving Corporation of U.S. real property interests, whether or not such distributions are designated as capital gain dividends, will cause the non-U.S. holder to be treated as recognizing gain that is income effectively connected with the conduct of a U.S. trade or business. Non-U.S. holders will be taxed on this gain at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% (or lower applicable treaty rate) branch profits tax in the hands of a non-U.S. holder that is a corporation.

        However, to the extent that the Surviving Corporation common stock is "regularly traded" on an established securities market located in the United States, such distributions shall not be treated as gain recognized from the sale or exchange of a U.S. real property interest, provided that the non-U.S. holder does not own more than 5% of such stock at any time during the one-year period ending on the date of such distribution. Such distributions would be recharacterized instead as regular REIT dividends.

        The Surviving Corporation will be required to withhold and remit to the IRS 35% of any distributions to non-U.S. holders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend, whether or not attributable to sales of U.S. real property interests. Distributions can be designated as capital gains to the extent of the Surviving Corporation's net capital gain for the taxable year of the distribution. The amount withheld, which for individual non-U.S. holders may exceed the actual tax liability, is creditable against the non-U.S. holder's U.S. federal income tax liability described in the preceding paragraphs.

        Although the law is not clear on the matter, it appears that amounts the Surviving Corporation designates as undistributed capital gains in respect of the stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions of capital gain dividends. Under that approach, the non-U.S. holders would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by the Surviving Corporation on the undistributed capital gains, and to receive from the IRS a refund to the extent that their proportionate share of this tax paid were to exceed their actual U.S. federal income tax liability.

  Sales of Surviving Corporation Common Stock

        Gain recognized by a non-U.S. holder upon the sale or exchange of Surviving Corporation common stock generally would not be subject to U.S. taxation unless:

  •
  the investment is effectively connected with the non-U.S. holder's conduct of a U.S. trade or business, in which case the non-U.S. holder will be subject to the same treatment as domestic holders with respect to any gain;

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  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's net capital gains for the taxable year; or

  •
  the Surviving Corporation common stock constitutes a U.S. real property interest within the meaning of FIRPTA, as described below.

        The Surviving Corporation common stock will not constitute a U.S. real property interest if the Surviving Corporation either is not a U.S. real property holding corporation or is a domestically-controlled REIT. Whether the Surviving Corporation is a U.S. real property holding corporation will depend upon whether the fair market value of U.S. real property interests owned by it equals or exceeds 50% of the fair market value of these interests, any interests in real estate outside of the United States, and its other trade and business assets. The Surviving Corporation will be a domestically-controlled REIT if, at all times during a specified testing period, less than 50% in value of its stock is held directly or indirectly by non-U.S. holders.

        Because the Surviving Corporation common stock will be publicly traded, no assurance can be given that it is (immediately after the merger) a domestically-controlled REIT or that it will be domestically-controlled in the future. If the Surviving Corporation were not a domestically-controlled REIT but were a U.S. real property holding corporation, a sale of its common stock by a non-U.S. holder would still not be subject to taxation under FIRPTA as a sale of U.S. real property if:

  •
  the stock were "regularly traded" on an established securities market within the meaning of applicable Treasury regulations; and

  •
  the non-U.S. holder did not actually, or constructively under specified attribution rules under the Code, own more than 5% of the Surviving Corporation's stock at any time during the shorter of the five-year period preceding the disposition or the holder's holding period.

        Even if the Surviving Corporation's common stock were not regularly traded on an established securities market, a non-U.S. holder would not be subject to taxation under FIRPTA as a sale of a U.S. real property interest if such non-U.S. holder's stock had a fair market value on the date of acquisition that was equal to or less than 5% of the Surviving Corporation's regularly traded class of stock with the lower fair market value. For purposes of this test, if a non-U.S. holder acquires shares of common stock and subsequently acquired additional shares of common stock at a later date, then all such shares would be aggregated and valued as of the date of the subsequent acquisition.

        If gain on the sale or exchange of Surviving Corporation common stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to regular U.S. income tax with respect to any gain in the same manner as a taxable U.S. holder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In addition, distributions that are treated as gain from the disposition of Surviving Corporation common stock and are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a corporate non-U.S. holder that is not entitled to a treaty exemption.

  Information Reporting and Backup Withholding

        Generally, information reporting will apply to payments of dividends on Surviving Corporation common stock, and backup withholding described above for a U.S. holder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

        The payment of the proceeds from the disposition of Surviving Corporation common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding as described above for U.S. holders unless the non-U.S. holder satisfies the requirements necessary to be an exempt non-U.S. holder or otherwise qualifies for an exemption. The proceeds of a disposition by a non-U.S. holder of Surviving Corporation common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if partners who hold more than 50% of the interest in the partnership are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the U.S., then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker.

        Applicable Treasury regulations provide presumptions regarding the status of a holder of Surviving Corporation common stock when payments to such holder cannot be reliably associated with appropriate documentation provided to the payer. Because the application of these Treasury regulations varies depending on the stockholder's particular circumstances, non-U.S. holders are advised to consult their tax advisors regarding the information reporting requirements applicable to them.

THE MERGER AGREEMENT

        The following is a summary of selected material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Annex A. HCM urges its stockholders to read the merger agreement in its entirety. The merger agreement has been included to provide HCM stockholders with information regarding its terms and has been publicly filed with the SEC. The merger agreement is not intended to provide any other factual information about Walter, Spinco, HCM or the Surviving Corporation. Information about Walter, Spinco, HCM and the Surviving Corporation can be found elsewhere in this proxy statement/prospectus.

        The merger agreement contains representations and warranties that Walter, Spinco and HCM made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Walter, Spinco and HCM have exchanged in connection with signing the merger agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, HCM stockholders should not rely on the representations and warranties as characterizations of the actual state of facts, because they are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Walter's and HCM's general prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in Walter or HCM's public disclosures. HCM does not believe that the disclosure schedules contain information that securities laws require HCM to publicly disclose other than information that has already been so disclosed.

The Merger

        Under the merger agreement and in accordance with Maryland law, Spinco will merge into HCM. As a result of the merger, the separate corporate existence of Spinco will terminate and HCM will continue as the Surviving Corporation. The charter and bylaws of HCM as in effect immediately prior to the merger, as previously amended pursuant to the Articles of Amendment and Restatement of HCM and the Bylaws of HCM attached as Annexes C and D to this proxy statement/prospectus, will continue to be the charter and bylaws of the Surviving Corporation.

Effective Time

        The merger will become effective at the time of filing of the Delaware certificate of merger and other appropriate documents, if applicable, with the Secretary of State of the State of Delaware, and upon the filing and acceptance for record of the Maryland articles of merger and other appropriate documents, if applicable, by the Maryland State Department of Assessments and Taxation, or at such later time as Walter, Spinco and HCM may agree and specify in the Delaware certificate of merger and the Maryland articles of merger that is not more than 30 days after the acceptance of the Maryland articles of merger for record. The closing date of the merger will take place as promptly as possible after the later to occur of (i) January 1, 2009 and (ii) the last date on which all of the conditions precedent to the merger are satisfied or waived (except for those conditions that, by their express terms, are not capable of being satisfied until the effective time of the merger) or at such time as is otherwise agreed upon by Walter and HCM in writing.

Merger Consideration

        Upon completion of the merger and prior to the elimination of fractional shares, Walter stockholders and Spinco option holders, on the one hand, and HCM stockholders (including the Amster Parties), on the other hand, will own 98.5% and 1.5%, respectively, of the shares of common stock of the Surviving Corporation outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation payable to the Spinco option holders in the merger, in each case in accordance with a formula set forth in the merger agreement. To achieve this result, every 50 shares of HCM common stock issued and outstanding immediately prior to the effective time of the merger, including the shares of HCM common stock issued pursuant to the Exchange Share Issuance, will be combined into one share of common stock of the Surviving Corporation. In addition, the aggregate number of shares of common stock of the Surviving Corporation that will be issued in the merger to Walter stockholders and Spinco option holders will be equal to the product of (i) (x) the sum of (A) the number of shares of HCM common stock outstanding immediately prior to the effective time of the merger (including shares issued in the Exchange Share Issuance) plus (B) the number of shares of HCM common stock that would be issued upon exercise of any "in-the-money" options to acquire shares of common stock of HCM outstanding immediately prior to the merger (which is expected to be zero), divided by (y) 50, multiplied by (ii) 65 and 2/3, subject to adjustment to reflect certain events, if any, occurring prior to the merger. As a result of the merger, based on the number of shares of HCM common stock, and shares of Walter common stock outstanding as of September 30, 2008, and after giving effect to the Exchange Share Issuance, the spin-off, the estimated amount of the taxable dividend, the HCM share combination, and the effect of the merger, it is currently estimated that Walter stockholders will receive approximately 0.278355580 of a share of common stock of the Surviving Corporation for every Spinco Interest they are entitled to receive in the spin-off and the taxable dividend, which amount will be adjusted to reflect certain events, if any, occurring prior to the merger. The actual number of shares received by Walter stockholders in the merger will be determined based on the number of shares of Walter common stock outstanding on the record date for the spin-off (subject to certain adjustments), the number of Spinco Interests each Walter stockholder receives in the taxable dividend, and the number of shares of HCM common stock outstanding at the time of the merger (after giving effect to the HCM share combination). As a result, the number of shares of Surviving Corporation common stock for each share of Walter common stock received by individual holders will vary depending upon changes in the number of shares of Walter common stock, Spinco Interests or shares of HCM common stock outstanding. In all cases, however, when the merger is completed, Walter stockholders and Spinco option holders will collectively own 98.5% (3.33% by the Spinco option holders and the remaining 95.17% by Walter stockholders), and HCM stockholders (including the Amster Parties) will collectively own 1.5% (with the Amster Parties owning approximately 0.66% and the other HCM stockholders owning 0.84%), of the shares of Surviving Corporation common stock outstanding or reserved in settlement of restricted stock units of the Surviving Corporation. Based solely on the closing price per share of HCM common stock on [            ], as reported by the NYSE Alternext, and after giving effect to the Exchange Share Issuance, the spin-off, the estimated amount of the taxable dividend, the HCM share combination, and the effect of the merger, the approximate value Walter stockholders would receive in the merger would equal $[            ] per each share of Walter common stock owned on the record date for the spin-off. However, any change in the market value of HCM common stock prior to the effective time of the merger and variations in the mixture of cash and Spinco Interests received by individual Walter stockholders in connection with the taxable dividend would cause the estimated per share value Walter stockholders would receive to change. The number of shares of Surviving Corporation common stock to be issued to Walter stockholders in the merger will not be adjusted as a result of fluctuations in the market price of HCM common stock.

Exchange of Shares

        On the closing date, the Surviving Corporation will deposit with an exchange agent (previously appointed by Walter and Spinco for the purposes of distribution of Walter's interest in Spinco), for the benefit of Walter stockholders, certificates representing the shares of the Surviving Corporation common stock that is to be issued to Walter stockholders in the merger along with any dividends and other distributions, if any, with a record date after the effective time of the merger that became payable with respect to such shares of Surviving Corporation common stock and any cash in lieu of a fractional shares of the Surviving Corporation payable to each Walter stockholder.

        As promptly as practicable after the effective time of the merger, the Surviving Corporation will cause the exchange agent to mail or deliver to the Walter stockholders as of the record date of the spin-off:

  i.
  the number of whole shares of Surviving Corporation common stock that such Walter stockholder has the right to receive (and cash in lieu of any fractional shares of Surviving Corporation common stock that a Walter stockholder may be entitled to receive); and

  ii.
  the amount of dividends and other distributions, if any, with a record date after the effective time which became payable with respect to such shares of Surviving Corporation common stock.

        The Surviving Corporation will be entitled, and may instruct the exchange agent, to deduct and withhold from the consideration otherwise payable, such amounts required to be deducted and withheld with respect to the making of such payments under any provision of applicable tax laws. Any withheld amounts will be treated as having been paid to the applicable Walter stockholder.

No Fractional Shares

        Under the terms of the merger agreement, no fractional shares of Surviving Corporation common stock will be issued in the merger (including the HCM Share Combination). Instead, all fractional interests in Surviving Corporation common stock that would otherwise be issuable as a result of the merger will be aggregated and, if a fractional interest results from such aggregation, the holder otherwise entitled thereto will be entitled to receive, in lieu thereof, an amount in cash determined by multiplying (i) the closing sale price per share of HCM common stock on the NYSE Alternext (or, if HCM common stock is not then listed on the NYSE Alternext, on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service) on the business day preceding the effective time, if the stock is being traded on such date, appropriately adjusted to take into account any reverse stock split or similar transaction consummated following such date and prior to the effective time, or, if the stock is not being traded on such date, the closing sale price per share of Surviving Corporation common stock on the NYSE Alternext (or, if Surviving Corporation common stock is not then listed on the NYSE Alternext, on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service) on the first business day that such stock is traded, by (ii) the fraction of a share of Surviving Corporation common stock to which such holder would otherwise have been entitled.

        The Surviving Corporation is required to make available to the exchange agent any cash necessary to make payments in lieu of fractional shares, if applicable. Alternatively, the Surviving Corporation has the option of instructing the exchange agent to aggregate all fractional interests in Surviving Corporation common stock resulting from the merger, sell shares representing such aggregate interests in the public market and distribute to the Walter stockholders who otherwise would have been entitled to fractional shares a pro rata portion of the proceeds of such sale.

Equity Awards

Treatment of HCM Equity Awards

        The merger agreement provides that each outstanding option to acquire shares of HCM common stock, whether or not exercisable, will be appropriately adjusted to reflect the merger and converted into an option to acquire a share of Surviving Corporation common stock and, to the extent unexercisable as of the time of the merger, will become vested or exercisable as a result of the merger.

        Each other outstanding incentive award denominated in or related to HCM common stock granted to a HCM employee under the HCM stock plans will be similarly adjusted to reflect the merger and, to the extent unexercisable as of the merger, will become vested or exercisable as a result of the merger.

Treatment of Walter Equity Awards held by Spinco Employees

        In accordance with the terms of the 2002 Long-Term Incentive Award Plan and the 1995 Long-Term Incentive Award Plan and any other stock option or stock incentive compensation plan maintained by Walter for its employees, officers or directors, (referred to herein as the "Walter stock plans"), each outstanding option to acquire shares of Walter common stock, whether or not exercisable (referred to herein as a "Walter option"), granted to a Spinco employee who is employed by Spinco as of the effective time of the merger (x) will be appropriately adjusted into an option to acquire shares of Surviving Corporation common stock and (y) to the extent unexercisable as of the effective time of the merger, will not, as a result of the transactions contemplated by the merger agreement, become vested or exercisable.

        All Walter options held by the current Spinco employees to be adjusted, will be converted into a right to acquire, on the same terms and conditions as were applicable to such Walter options prior to the effective time of the merger:

  (a)
  that number of shares of Surviving Corporation common stock determined by multiplying the number of shares of Walter common stock subject to such Walter options by the Walter exchange ratio (defined below), rounded down, if necessary, to a whole share of Surviving Corporation common stock,

  (b)
  at a price per share (rounded up, if necessary, to the nearest whole penny) equal to the per share exercise price specified in such Walter option divided by the Walter exchange ratio.

        The merger agreement defines the "Walter exchange ratio" as a fraction, the numerator of which shall be the fair market value (as defined in the Walter stock plans) in dollars per share of Walter common stock immediately prior to the effective time of the merger and the denominator of which shall be the value in dollars per share of Surviving Corporation common stock immediately after the effective time of the merger.

        With respect to each other outstanding incentive award denominated in or related to Walter common stock, whether or not exercisable, granted to a current Spinco employee under the Walter Stock Plans, such awards (i) will be similarly adjusted to reflect the occurrence of the transactions contemplated by the merger agreement and (ii) to the extent unexercisable as of the effective time of the merger, will not, as a result of the transactions contemplated by the merger agreement, become vested or exercisable.

Treatment of Spinco Equity Awards

        Each outstanding award to acquire Spinco Interests, whether or not exercisable, granted under the 2007 Long-Term Incentive Award Plan of JWH Holding Company, LLC shall, as of the effective time of the merger, by action of Spinco, be replaced (except for awards in respect of Spinco Interests the treatment of which in the merger is later separately agreed to by Spinco and the holder of such awards in respect of Spinco Interests, which awards shall be treated as so agreed, provided that such treatment does not involve the issuance by the Surviving Corporation of any consideration that results in the shares of HCM held by holders of HCM common stock immediately prior to the effective time of the merger owning less than 1.5% of the shares of Surviving Corporation common stock outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation immediately following the effective time of the merger) with an equity award denominated in Surviving Corporation common stock and appropriately adjusted to reflect the occurrence of the transactions contemplated by the merger agreement; however such equity award will not result in the total number of shares of

Surviving Corporation common stock held immediately following the effective time of the merger by holders of HCM common stock immediately prior to the merger representing less than 1.5% of the shares of Surviving Corporation common stock outstanding or reserved for issuance in settlement of restricted stock units of the Surviving Corporation immediately following the effective time of the merger.

        Notwithstanding the preceding paragraph, the merger agreement provides that Spinco and the Spinco option holders may agree separately that, as of the effective time of the merger, by action of Spinco, their options to acquire Spinco Interests will be cancelled and cease to be outstanding. In consideration for the Spinco option holder's efforts in connection with the contemplated transactions and for no consideration being paid with respect to the cancellation of their options to acquire Spinco Interests, the Spinco interest holders will be entitled to receive from the Surviving Corporation as soon as practicable after the effective time of the merger an aggregate number of restricted stock units that corresponds to notional shares of Surviving Corporation common stock (the "RSUs"). The number of RSUs payable to the Spinco option holders will be determined by multiplying (a) (x) the total number of shares of Surviving Corporation common stock that, absent such grant of RSUs, would be payable to the holders of Spinco Interests in the merger and (y) the shares of common stock of the Surviving Corporation payable to holders of HCM common stock in the merger, by (b) 0.03333. For the avoidance of doubt, however, the number of RSUs issued (and the shares of Surviving Corporation common stock used to settle such RSUs) will reduce the number of shares of Surviving Corporation common stock payable to Spinco Interest Holders in the merger, but shall not reduce the number of shares of Surviving Corporation common stock payable to holders of HCM common stock in the merger. Each such RSU shall be paid out with a single share of Surviving Corporation common stock no earlier than the third anniversary of the date of grant.

Representations and Warranties

        Representations and warranties are generally subject to material adverse effect (as defined below) qualifications and address a standard set of matters customary for transactions of the nature contemplated by the merger agreement. Note that HCM is subject to and must provide significantly broader and more numerous representations and warranties than Walter or Spinco. None of the representations and warranties of any party will survive the closing of the merger.

        The term "material adverse effect," with respect to any person, means any change, effect or circumstance that is materially adverse to the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole, or on the ability of such person to perform its obligations under the merger agreement or certain related transaction agreements, excluding any such effect to the extent resulting from or arising in connection with (i) changes or conditions generally affecting the industries or segments in which such person operates or (ii) changes in general economic, market or political conditions which, in the case of (i) or (ii), is not specifically related to, or does not have a materially disproportionate effect (relative to other industry participants) on, such person, (iii) events adverse to such person that occurred and were publicly disclosed or were disclosed in writing to the other parties thereto, prior to the date of the merger agreement or are contemplated by any of the merger agreement and such related transaction agreements, or (iv) actions taken or not taken with the express prior written consent of Walter or Spinco, in the case of HCM, or HCM, in the case of Walter or Spinco. When used with respect to Spinco, such term, unless otherwise provided herein, shall refer to Spinco after giving effect to the distribution all of the Spinco Interests on a pro rata basis to the holders of Walter common stock.

        HCM, Walter and Spinco have each made certain customary representations and warranties in the merger agreement. Some of the most significant of these representations and warranties include, with respect to each company:

  i.
  due organization, good standing and qualification;

  ii.
  authority to enter into the merger agreement (and the other agreements executed in connection with the merger) and no conflicts with or violations of governance documents or laws; and

  iii.
  the absence of untrue statements or omissions in this proxy statement/prospectus with respect to the information supplied by it.

        In addition Walter and HCM each made representations and warranties of material compliance of all its SEC filings with applicable Securities Act and the Exchange Act and timely filing with the SEC since January 1, 2007, the maintenance of the books and records in accordance with GAAP and the fair presentation of the financial information in the consolidated financial statements filed with the SEC (for Walter, each of these representations, other than fair presentation of financial information, is made with respect to information relating to its financing businesses). Walter and HCM each make additional representations regarding the absence of undisclosed agents, brokers or financial advisors entitled to any fees or commissions in connection with the transactions contemplated by the merger agreement.

        HCM and Spinco each made representations and warranties, subject to some specified exceptions, relating to, among other things:

  i.
  capital structure and absence of undisclosed agreements relating to the voting or transfer of HCM or Spinco Interests, as applicable;

  ii.
  absence of certain changes or events;

  iii.
  the absence of material investigations or litigation;

  iv.
  compliance with applicable laws;

  v.
  absence of undisclosed environmental claims or conditions;

  vi.
  the timely filing and payment of material tax returns and absence of audits or proceedings related to material taxes or material tax returns;

  vii.
  employee benefit plan matters;

  viii.
  labor matters;

  ix.
  intellectual property matters;

  x.
  material contracts; and

  xi.
  required votes.

        In addition, Spinco made additional representations to HCM, including representations regarding:

  i.
  the fair presentation of the financial information;

  ii.
  the absence of undisclosed liabilities;

  iii.
  the title to real property and assets; and

  iv.
  insurance.

        In addition, HCM made additional representations to Walter and Spinco, including representations regarding:

  i.
  compliance with the Sarbanes-Oxley Act of 2002, as amended;

  ii.
  the absence of reasonable or credible basis for an action to be brought against HCM regarding fraud in connection with any contract in existence on July 31, 2008;

  iii.
  REIT status and tax liability;

  iv.
  additional representations regarding the compliance and status of HCM benefit plans under ERISA and the Code;

  v.
  approval by the HCM board of directors;

  vi.
  the absence of benefit plan or contractual arrangements that will result in a payment or acceleration of any benefit to any current or former director or employee as a result of the merger;

  vii.
  fairness opinion;

  viii.
  amendment to the existing HCM Stockholder Protection Rights Agreement;

  ix.
  the inapplicability of anti-takeover statutes to the merger; and

  x.
  the Investment Company Act of 1940, as amended.

        None of the representations and warranties will survive the closing of the merger.

Covenants and Additional Agreements

        Each of the parties to the Merger Agreement has undertaken certain covenants in the merger agreement. The following summarizes the more significant of those covenants:

Preparation of Form S-4 and the Proxy Statement/Prospectus; Stockholders Meetings

        The parties agreed to prepare this proxy statement/prospectus and the registration statement of which it is a part, and to file them with the SEC and use their respective reasonable best efforts to have the proxy statement cleared and the registration statement declared effective by the SEC and to keep the registration statement effective as long as is necessary to consummate the merger. As soon as practicable after the merger agreement, HCM is required to hold a meeting of stockholders for the purposes of considering and voting on the proposals and to use its reasonable best efforts to obtain the necessary stockholder vote in favor of these proposals. See "Proposal 1," "Proposal 2," "Proposal 3," and "Proposal 4" beginning on page [    ] of this proxy statement/prospectus.

No Solicitation

        The merger agreement contains detailed provisions restricting HCM's ability to seek an alternative transaction. Under these provisions, HCM agrees that it and its affiliates will not:

  i.
  solicit, initiate or encourage any inquiry or proposal regarding an acquisition proposal;

  ii.
  provide any non-public information or data to any person relating to an acquisition proposal;

  iii.
  waive, amend or modify any standstill or confidentiality agreement (other than the confidentiality agreement, dated May 15, 2008, between Walter and HCM) to which it or any of its subsidiaries is a party;

  iv.
  engage in any discussions or negotiations concerning an acquisition proposal; or

  v.
  otherwise facilitate any effort or attempt to make or implement an acquisition proposal or agree to, recommend or accept an acquisition proposal.

        The merger agreement provides that the term "acquisition proposal" means any inquiry, proposal or offer relating to:

  i.
  any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions directly or indirectly involving HCM or any of its subsidiaries other than the merger;

  ii.
  any sale, lease, exchange, transfer or other disposition (including by way of merger, consolidation or exchange), in a single transaction or a series of related transactions, of the assets of HCM or any of its subsidiaries constituting 10% or more of the consolidated assets of HCM or accounting for 10% or more of the consolidated revenues of HCM;

  iii.
  any tender offer, exchange offer or similar transactions or series of related transactions made by any person directly or indirectly involving HCM common stock or the common stock of any subsidiary of HCM constituting 5% or more of HCM's common stock or the common stock of any subsidiary of HCM;

  iv.
  the acquisition by any person (other than Walter or any of its affiliates) of beneficial ownership (as determined pursuant to Rule 13d-3 of the Exchange Act) or the formation of any group (as defined in Section 13(d) of the Exchange Act) to acquire beneficial ownership (as determined pursuant to Rule 13d-3 of the Exchange Act) of 5% or more of HCM's common stock or the common stock of any subsidiary of HCM; or

  v.
  any other substantially similar transaction or series of related transactions that would reasonably be expected to result in the acquisition of a controlling interest in HCM, or that would be inconsistent in any material respect with, or hinder or delay in any material respect the consummation of, the transactions contemplated by, or otherwise defeat in any material respect the purpose of, the merger agreement and other agreements executed in connection therewith.

        The merger agreement does not prevent HCM or its board of directors, prior to obtaining stockholder approval of the merger agreement, from engaging in any discussions or negotiations with, or providing any non-public information to, any person in response to an unsolicited written bona fide superior proposal or acquisition proposal if and only to the extent that prior to facilitating any effort to implement such proposal, the HCM board of directors determines in good faith that it would reasonably be expected to constitute a superior proposal and the HCM board of directors, after consultation with independent counsel, determines in good faith that such effort is necessary for HCM's board of directors to comply with its duties to HCM under applicable law. However, HCM or its board of directors may take such actions only if and to the extent that that such person has executed an agreement with confidentiality provisions at least as favorable to HCM as those contained in the confidentiality agreement between HCM and Walter. HCM must comply with certain notification requirements and must generally keep Walter fully informed of the status and terms of such discussions or negotiations. If HCM's board of directors makes such a determination and withdraws or modifies its board recommendation in a manner adverse to Walter or Spinco, HCM will be obligated to negotiate in good faith with Walter and Spinco regarding any modifications to the merger agreement proposed by Walter and Spinco.

        The merger agreement provides that the term "superior proposal" means a written HCM acquisition proposal from a third-party that is not obtained in violation of the non-solicitation requirements set forth above for a majority of the voting power of HCM or a majority of the assets of HCM and its subsidiaries, taken as a whole, and which the HCM board of directors determines in good faith would, if consummated, result in a transaction that is more favorable from a financial point of view to the holders of HCM common stock than the transactions contemplated by the merger agreement (including any proposed alterations of the terms submitted by Walter and Spinco in response to such superior proposal) (x) after receiving the advice of its financial advisor (which shall be KBW or another nationally recognized investment banking firm), (y) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms of the merger agreement) and (z) after taking into account all appropriate legal (with advice of outside counsel), financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal, including the identity of the person making the proposal.

        Without the prior written consent of Walter and Spinco, neither HCM nor its board of directors will, and HCM will cause its subsidiaries and its and their directors, officers, partners, employees, advisors, controlled affiliates, representatives, agents and other intermediaries not to, directly or indirectly, invite Taberna to acquire or attempt to acquire shares of HCM common stock or to attempt to otherwise influence or control HCM prior to the earlier to occur of (i) the effective time of the merger, (ii) the public announcement of the termination of the merger agreement in accordance with its terms and (iii) the termination of the merger agreement in accordance with its terms.

Tax Free Reorganization Treatment; IRS Rulings; REIT Status

        The merger agreement contains certain additional representations, warranties and covenants relating to the preservation of the tax-free status of the spin-off and the merger of Spinco and HCM and certain U.S. federal income tax consequences relating to the transactions contemplated by the merger agreement (including the sale, transfer or restructuring of Walter's homebuilding business prior to the spin-off). Additional representations, warranties and covenants relating to the tax-free status of the spin-off will be contained in the Tax Separation Agreement. See "Additional Agreements Between Walter, Spinco, HCM and Their Affiliates—Tax Separation Agreement beginning on page [    ] of this proxy statement/prospectus." In addition, the merger agreement contains additional representations regarding the IRS Closing Agreement and REIT Determination (as discussed immediately below under "—IRS Closing Agreement and REIT Determination."

IRS Closing Agreement and REIT Determination

        HCM agrees to use its reasonable best efforts to execute an IRS Form 906, Closing Agreement on Final Determination Covering Specific Tax Matters, that resolves, in a manner satisfactory to Walter, as determined in its sole discretion exercised in good faith, the REIT qualification issues raised in HCM's submission to the IRS on August 25, 2008, which is referred to herein as the "IRS Closing Agreement" or to obtain from the IRS a formal, binding determination other than the IRS Closing Agreement to the effect that the assets which are the subject of HCM's submission to the IRS, were, for purposes of Section 856(c) of the Code, "cash items" and therefore that the investment by HCM in such assets will not cause HCM to fail to qualify as a REIT for any taxable year, or otherwise to the effect that HCM has qualified as a REIT for all taxable years, which is referred to herein as the "REIT Determination," which determination is in form and substance satisfactory to Walter, as determined in its sole discretion exercised in good faith. HCM further agrees to permit Walter and Spinco to participate in the process of obtaining the IRS Closing Agreement and the REIT Determination and will provide drafts to Walter and Spinco of all submissions, including responses to inquiries and other supplemental materials, prior to their delivery to the IRS, permit Walter and Spinco to review all such draft submissions, and reasonably consider any changes to such submissions requested by Walter or Spinco. HCM further agrees to keep Walter and Spinco currently informed of all developments relating to the IRS Closing Agreement process and REIT Determination process, including all written and oral communications between HCM and its advisors and the IRS. All costs, fees and expenses incurred in connection with obtaining the IRS Closing Agreement and the REIT Determination, all costs of performing thereunder and all other liabilities arising therefrom will be the sole responsibility and obligation of HCM. However, HCM has no liability or responsibility for the cost of Walter's or Spinco's participation in any such process.

REIT Status

        The merger agreement contains certain additional representations, warranties and covenants related to maintaining HCM's qualification as a REIT.

Investment Company Act Status

        HCM and its subsidiaries agree that they will not take any action that would reasonably be expected to cause HCM, any of HCM's subsidiaries or the Surviving Corporation to become an "investment company" under the 1940 Act. Nor will HCM and its subsidiaries fail to take any action required to prevent HCM, HCM's subsidiaries or the Surviving Corporation from becoming an "investment company" under the 1940 Act.

Employee Benefits

        Following the closing of the merger and the other transactions contemplated thereby, the Surviving Corporation will provide HCM employees who continue employment with the Surviving Corporation with employee benefits (excluding equity-based programs) substantially comparable, in the aggregate, to employee benefits provided to Spinco employees of similar position or job category) under the Spinco benefit plans following the effective time of the merger. However, the merger agreement will not prevent the amendment or termination of any specific plan, program or arrangement, or interfere with the Surviving Corporation's right or obligation to make such changes as are necessary to comply with applicable law. Neither the Surviving Corporation nor its affiliates will be obligated to continue to employ any HCM employee for any specific period of time following the merger, subject to applicable law. The Surviving Corporation will generally (i) waive any pre-existing conditions applicable to HCM employees under any to welfare benefit plans in which such employees are eligible to participate after the effective time of the merger to the extent such conditions did not apply or were satisfied prior to the effective time of the merger, (ii) provide each HCM employee with credit for any co-payments and deductibles paid prior to the effective time of the merger for the plan year in which the merger occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plan in which such employees may be eligible to participate after the effective time of the merger and (iii) recognize all service of the HCM employees for all purposes (including purposes of eligibility to participate, vesting credit, service credit, entitlement for benefits, and benefit accrual (including vacation accrual) in any benefit plan in which such employees may be eligible to participate after the merger), to the same extent taken into account under a comparable HCM benefit plan immediately prior to the effective time of the merger.

Directors & Officers Liability Insurance

        Under the terms of the merger agreement, the parties have agreed that the Surviving Corporation will (i) for a period of at least six years after the effective time of the merger, indemnify all past and present directors, officers or employees of Walter and its subsidiaries who will become directors, officers or employees of the Surviving Corporation or its subsidiaries for acts or omissions occurring after the effective time of the merger and (ii) not amend the charter and bylaws of the Surviving Corporation to, among other things, modify or repeal the provisions relating to the elimination of personal liability for money damages and indemnification and advancement of expenses. The parties further agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring or alleged to have occurred at or prior to the effective time of the merger now existing in favor of any former or current officer or director of HCM or any of its subsidiaries will survive the merger and continue in full force and effect will not be amended or repealed for a period of six years after the effective time of the merger in any manner that would adversely affect the rights of such individuals for such acts or omissions or acts or omissions taken at the written request of Walter or Spinco.

        From and after the effective time of the merger, the Surviving Corporation will indemnify each HCM officer and director against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of HCM or any of its subsidiaries, and pertaining to any matter existing or occurring or alleged to have occurred, or any acts or omissions occurring or alleged to have occurred, at or prior to the effective time of the merger, or taken at the written request of Walter or Spinco.

        The parties further agree that Surviving Corporation will cause the HCM officers and directors to be covered for a period of six years from the effective time of the merger by the directors' and officers' liability insurance policy maintained by HCM immediately prior to the effective time of the merger (or comparable "tail" insurance policy) with respect to acts or omissions occurring or alleged to have occurred prior to the effective time of the merger that were committed by such officers and directors in their capacity as such; but will not be required to expend in the aggregate during and for such six-year period an amount in excess of 250% of the annual premium paid by HCM immediately prior to the effective time of the merger for such insurance. If the Surviving Corporation is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, the Surviving Corporation will obtain as much comparable insurance as is available for such amount.

        The provisions described above will survive the effective time of the merger.

Board of Directors, Officers

        The board of directors of the Surviving Corporation immediately following the effective time of the merger will be comprised of seven directors divided as nearly equally as possible into three classes, with six directors designated by Spinco and one director designated HCM, who will be John A. Burchett, currently Chairman, President and Chief Executive Officer of HCM. Michael T. Tokarz, the Chairman of Walter, and Mark J. O'Brien, currently Chairman and Chief Executive Officer of Spinco and a director of Walter, will be two of Spinco's six designees.

        The officers of Spinco immediately prior to the effective time of the merger will be the initial officers of the Surviving Corporation. Mr. O'Brien will serve as the Chairman and Chief Executive Officer of the Surviving Corporation, Charles E. Cauthen, currently President of WMC, will become the Surviving Corporation's President and Chief Operating Officer and Kimberly Perez, currently Executive Vice President and Chief Financial Officer of WMC, will become Chief Financial Officer of the Surviving Corporation. Other members of senior management will be determined by the board of directors of the Surviving Corporation. Mr. Burchett and Irma N. Tavares, currently Chief Operating Officer, Managing Director and a director of HCM, will each serve in a senior management position at the Surviving Corporation or one or more of its subsidiaries.

NYSE Alternext Listing

        HCM agrees to use its commercially reasonable efforts to prevent the delisting of HCM's common stock from the NYSE Alternext (formerly the American Stock Exchange), including by pursuing all avenues of appeal to NYSE Alternext's decision to delist HCM's common stock. If HCM is unable to maintain its listing on NYSE Alternext, HCM agrees to take all actions necessary and appropriate to cause a market maker to continue to list the HCM common stock on Pink Quote, the OTC Bulletin Board or a comparable OTC electronic quotation service. HCM is also required to file appropriate listing applications with NYSE Alternext for all shares to be issued in connection with the merger and the exchange agreements (and, if HCM's shares are previously delisted, all other shares of HCM common stock). Walter and Spinco each agree to use commercially reasonable efforts to assist HCM in fulfilling its listing obligations. HCM has agreed to continue to maintain the registration of its common stock under sections 12(b) or 12(g) of the Exchange Act, even if it becomes eligible for exemptions from the registration requirements of the Exchange Act. In addition, regardless of HCM's listing status on the NYSE Alternext, prior to the closing of the merger, HCM has agreed to continue to timely file with the SEC any materials it would be required to file with the SEC as a company listed on the NYSE Alternext.

Consummation of the Distribution

        Under the terms of the merger agreement, Walter agrees to use its reasonable best efforts to consummate the spin-off on the closing date of the merger, subject to satisfaction of any and all conditions thereto as established between Walter and Spinco and compliance with applicable law.

Interim Financial Information

        Each of Spinco on the one hand, and HCM, on the other hand, are required to provide customary periodic updates to the financial statements and related materials provided in connection with the merger agreement.

Conditions to Closing of the Merger

        The respective obligations of HCM, Walter and Spinco to complete the merger are subject to the fulfillment or waiver of a number of conditions, at or prior to the effective time of the merger, including, but not limited to, the following:

  i.
  the distribution of all of the Spinco Interests on a pro rata basis to the holders of Walter common stock;

  ii.
  stockholder approval of the Merger Transactions and the Charter Amendment has been obtained;

  iii.
  stockholder approval of the Exchange Share Issuance has been obtained;

  iv.
  all consents, approvals or authorizations of any governmental authority required by law for the consummation of the transactions contemplated by the merger agreement shall have been obtained, except as would not reasonably be expected to have a material adverse effect on the Surviving Corporation;

  v.
  all consents or approvals of each person whose consent shall be required for the consummation of the transactions contemplated by the merger agreement shall have been obtained, except as would not reasonably be expected to have a material adverse effect on the Surviving Corporation;

  vi.
  the registration statement on Form S-4 to be filed by HCM with the SEC to effect the registration under the Securities Act of the Exchange Share Issuance and the Merger Issuance shall have become effective in accordance with the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order and no similar proceedings shall have been initiated or threatened by the SEC and not concluded or withdrawn;

  vii.
  the shares of Surviving Corporation common stock and such other shares required to be reserved for issuance in connection with the spin-off and the merger, respectively, shall have been approved for listing on the NYSE Alternext; and

  viii.
  no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction prohibiting or preventing the consummation of the transactions contemplated by the merger agreement shall be in effect.

        The obligations of Walter and Spinco to complete the merger are subject to certain additional conditions, including the following:

  i.
  no breach of HCM's representations and warranties at the closing which would reasonably be expected to have a material adverse effect on HCM;

  ii.
  performance and compliance by HCM in all material respects with all covenants and obligations;

  iii.
  receipt by Walter and Spinco of a certificate of the Chief Executive Officer and Chief Financial Officer of HCM certifying the satisfaction of the conditions in items (i) and (ii), above;

  iv.
  receipt by Walter and Spinco of opinions of counsel regarding the tax treatment of the merger and that the Surviving Corporation's proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT for taxable year 2009 and thereafter;

  v.
  the charter of HCM shall be as set forth in the Articles of Amendment and Restatement of HCM and the bylaws of HCM shall be the Bylaws of HCM, each as attached to this proxy statement/prospectus as Annexes C and D, respectively;

  vi.
  the exchange agreements with the Amster Parties and Taberna will be in effect and the exchange transactions shall have been consummated;

  vii.
  receipt by Walter of a private letter ruling from the IRS regarding the tax-free treatment of the spin-off and certain U.S. federal income tax consequences relating to the transactions contemplated under the merger agreement (including the sale, transfer or restructuring of Walter's homebuilding business prior to the spin-off);

  viii.
  receipt by Walter of an opinion of PwC regarding certain aspects of the tax-free treatment of the spin-off;

  ix.
  continued qualification of HCM as a REIT;

  x.
  HCM and the IRS shall have executed the IRS Closing Agreement or the IRS shall have rendered the REIT Determination;

  xi.
  receipt by Walter and Spinco of a tax opinion of counsel regarding HCM's qualification as a REIT under the Code;

  xii.
  receipt by Walter and Spinco of an opinion of counsel, opining that HCM is not an "investment company" under the Investment Company Act of 1940; and

  xiii.
  stockholder approval of the Plan Amendment has been obtained.

        The obligations of HCM to complete the merger are subject to certain additional conditions, including the following:

  i.
  no breach of Walter and Spinco representations and warranties at closing which would reasonably be expected to have a material adverse effect on Spinco;

  ii.
  material performance and compliance by Walter and Spinco with all covenants and obligations;

  iii.
  receipt by HCM of a certificate of the Chief Executive Officer and Chief Financial Officer of Walter and Spinco certifying the satisfaction of the conditions in items (i) and (ii), above; and

  iv.
  receipt by HCM of an opinion of counsel to the effect that the merger will constitute a "reorganization" for federal income tax purposes within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

        The merger agreement may be terminated at any time before the effective time of the merger:

  i.
  by the mutual written consent of each party to the merger agreement, which consent shall be effected by action of the board of directors of each such party;

  ii.
  by either Walter or HCM if the effective time of the merger has not occurred before February 15, 2009, provided that a breach by the terminating party of any of its agreements was not the cause of such failure;

  iii.
  by either Walter or HCM if there are final, non-appealable legal restraints preventing the merger and, subject to certain exceptions, the party seeking to terminate the merger agreement has used all reasonable efforts to remove such legal restraints and such pary's failure to comply with any terms of the merger agreement did not cause such legal restraints;

  iv.
  by either Walter or HCM if stockholder approval of the Merger Transactions, the Charter Amendment or the Exchange Share Issuance has not been obtained after a vote of the HCM stockholders is taken;

  v.
  by Walter, if stockholder approval of the Plan Amendment has not been obtained after a vote of the HCM stockholders is taken;

  vi.
  by Walter, if HCM shall have:

  a.
  failed to recommend, in the proxy statement/prospectus (including preliminary or definitive versions) to be distributed to HCM stockholders and Walter stockholders in connection with the merger, that HCM stockholders approve the stockholder proposals described elsewhere in this prospectus; or

  b.
  withdrawn or modified the recommendations of its board in a manner adverse to Walter or Spinco (or resolved to do so); or

  c.
  breached its obligations to prepare the registration statement and the proxy statement/prospectus and conduct the special meeting) and such breach either by its terms cannot be cured by February 15, 2009 or the breach is not remedied within 30 days after Walter has furnished HCM with written notice of such breach; provided that such right to terminate shall not be available to Walter to the extent that Walter has materially failed to fulfill its obligations to assist HCM in such preparation; or

  d.
  breached its obligations not to, without the prior written consent of Walter and Spinco, directly or indirectly invite Taberna Preferred Funding I, Ltd. to acquire or attempt to acquire shares of HCM common stock or to attempt to otherwise influence or control HCM prior to the earlier to occur of (i) the effective time of the merger, (ii) the public announcement of the termination of the merger agreement in accordance with its terms and (iii) the termination of the merger agreement in accordance with its terms;

  vii.
  by HCM if, prior to obtaining stockholder approval of the Merger Transactions, HCM receives an acquisition proposal and the board of directors of HCM conclude in good faith that such HCM acquisition proposal constitutes a superior proposal (both terms as defined in above under "Covenants—No Solicitation") and (i) HCM concurrently pays the termination fee (as described below) and (ii) the board of directors of HCM concurrently approves, and HCM concurrently enters into, a definitive, legally binding agreement with respect to such superior proposal; and

  viii.
  by either HCM or Walter, if the terminating party is not in material breach of the terms of the merger agreement, and there has been a breach of any representation, warranty, covenant or agreement contained in the merger agreement on the part of the non-terminating party which breach would cause such party's obligation to perform and comply in all material respects with all covenants and obligations in the merger agreement not to be satisfied, and (i) such breach by its nature is not capable of being cured or (ii) the breaching party has not, within thirty days after receipt by such party of written notice of such breach from the terminating party, cured such breach or made any good faith attempt to cure such breach.

Effect of Termination

        In the event of termination, the merger agreement will become void and of no effect without any liability or obligation on the part of any party (or any stockholder, director or officer, employee, agent, consultant or representative of such party) to the other parties except that (a) that specified provisions in the merger agreement regarding confidentiality, the software license agreement, the payment of the termination fee and miscellaneous provisions will survive termination and (b) no such termination will relieve any party of any liability or damages resulting from fraud or from any willful and material breach by such party of any covenant or other agreement included in this merger agreement.

        HCM has agreed to pay a termination fee of $2,000,000 (if the termination occurs prior to December 31, 2008) or $3,000,000 (if the termination occurs on or after December 31, 2008), if the merger agreement is terminated:

  i.
  by Walter because HCM has breached its obligations to prepare the registration statement and the proxy statement/prospectus and conduct the special meeting) and such breach either by its terms cannot be cured by February 15, 2009 or, with respect to any such breach that is reasonably capable of being remedied, the breach is not remedied within 30 days after Walter has furnished HCM with written notice of such breach; however, such right to terminate will not be available to Walter to the extent that Walter materially failed to fulfill its obligations to assist HCM in such preparation and such failure was the primary cause of HCM's breach; or

  ii.
  by Walter because HCM has breached its obligations not to, without the prior written consent of Walter and Spinco, directly or indirectly invite Taberna Preferred Funding I, Ltd. to acquire or attempt to acquire shares of HCM common stock or to attempt to otherwise influence or control HCM prior to the earlier to occur of (i) the effective time of the merger, (ii) the public announcement of the termination of the merger agreement in accordance with its terms and (iii) the termination of the merger agreement in accordance with its terms; or

  iii.
  by HCM if HCM terminates upon entering into a superior proposal the terms of which Walter does not match; or

  iv.
  by Walter if either (i) the effective time of the merger has not occurred before February 15, 2009 or (ii) there is any final and non-appealable order that makes consummation of the merger illegal or otherwise prohibited, but only if HCM is unable to terminate the merger agreement at the time of termination by Walter due to HCM's failure to meet the requirements for such termination; or

  v.
  by either Walter or HCM if (i) the merger agreement terminates because, at the special meeting, stockholder approval of the Merger Transactions, the Charter Amendment or the Exchange Share Issuance has not been obtained after a vote of stockholders is taken, (ii) an acquisition proposal is commenced or disclosed to HCM or its stockholders and (iii) (x) within 12 months of termination, HCM enters into an acquisition agreement relating to, or consummates, such acquisition proposal (changing the percentage thresholds in the definition of such term from 5% or 10%, as the case may be, to 50%) or any other acquisition proposal (modified as aforesaid) with the person making such first acquisition proposal or (y) within 9 months of termination, HCM enters into a definitive agreement relating to, or consummates, any acquisition proposal (modified as aforesaid); or

  vi.
  by Walter if (i) the merger agreement terminates due to (A) HCM's failure to include the required board recommendation in the proxy statement/prospectus, (B) HCM's withdrawal or modification of the its board's recommendations in favor of approving the merger agreement and merger in a manner adverse to Walter or Spinco, (C) provided that neither Walter nor Spinco is in material breach of the terms of the merger agreement, a breach of any representation, warranty, covenant or agreement contained in the merger agreement on the part of HCM which breach would cause HCM's obligation to perform and comply in all material respects with all covenants and obligations in the merger agreement not to be satisfied, and (x) such breach by its nature is not capable of being cured or (y) HCM has not, within thirty days after receipt by such party of written notice of such breach from Walter, cured such breach or made any good faith attempt to cure such breach or (D) a failure to obtain stockholder approval of the Plan Amendment at the special meeting after a vote of the HCM stockholders is taken, (ii) an acquisition proposal is commenced or disclosed to HCM or its stockholders and (iii) (x) within 12 months of termination, HCM enters into an acquisition agreement relating to, or consummates, such acquisition proposal (changing the percentage thresholds in the definition of such term from 5% or 10%, as the case may be, to 50%) or any other acquisition proposal (modified as aforesaid) with the person making such first acquisition proposal or (y) within 9 months of termination, HCM enters into a definitive agreement relating to, or consummates, any acquisition proposal (modified as aforesaid).

        Walter agrees to pay a termination fee of $3,000,000 (if the termination occurs prior to December 31, 2008) or $2,000,000 (if the termination occurs on or after December 31, 2008) (which amounts may be paid, at the option of Walter and Spinco in their sole discretion, by a set-off by Spinco of amounts due and owing to Spinco from HCM under the loan and security agreement, dated September 26, 2008 in the event that the merger agreement is terminated:

  i.
  by HCM, if HCM is not in material breach of the terms of the merger agreement, and there has been a breach of any representation, warranty, covenant or agreement contained in the merger agreement on the part of Walter or Spinco which breach would cause such breaching party's obligation to perform and comply in all material respects with all covenants and obligations in the merger agreement not to be satisfied, and (i) such breach by its nature is not capable of being cured or (ii) the breaching party has not, within thirty days after receipt by such party of written notice of such breach from HCM, cured such breach or made any good faith attempt to cure such breach; or

  ii.
  by HCM if either (i) the effective time of the merger has not occurred before February 15, 2009 or (ii) if there is any final and non-appealable order that makes consummation of the merger illegal or otherwise prohibited, but only if Walter is unable to terminate the merger agreement at the time of termination by HCM due to Walter's failure to meet the requirements for such termination.

Amendments to the Merger Agreement

        The merger agreement may be amended at any time prior to the effective time of the merger, whether before or after receipt of the required stockholder approvals. However, after stockholder approval of the Merger Transactions no amendment may be made which under applicable Maryland law requires the further approval of the stockholders of HCM without such further approval. The merger agreement may not be amended except by an instrument in writing signed by the parties.

Fees and Expenses

        HCM and Walter agree that, if either party fails promptly to pay the amount due pursuant to provisions relating to the payment of termination fee, and in order to obtain such payment, either party commences a suit which results in a judgment against the other party for the termination fee set forth in the merger agreement, the other party agrees to pay the out-of-pocket costs and expenses (including reasonable attorneys' fees and out-of-pocket expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations in effect on the date such payment was required to be made plus 300 basis points.

        All fees and expenses incurred by Walter, Spinco, HCM or their respective subsidiaries in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring such fees or expenses, except that Walter will reimburse HCM for filing and other fees payable to the SEC in respect of this proxy statement/prospectus and Walter will pay the fees and expenses of any financial printer engaged in the preparation, printing, filing and mailing of this proxy statement/prospectus.

THE VOTING AGREEMENT

        The following is a summary of the voting agreement entered into as of September 30, 2008, by Walter, Spinco, HCM and the following stockholders of HCM: John A. Burchett, Irma N. Tavares and the Amster Parties (collectively, the "HCM Stockholders). This summary is qualified in its entirety by the complete text of the voting agreement which is attached to this proxy statement/prospectus as Annex H. The HCM Stockholders collectively own approximately 10.1% of the shares of HCM Common Stock outstanding as of the record date for the special meeting.

Agreement to Vote and Proxy

        Each HCM Stockholder has agreed that, at any HCM stockholders meeting (including the special meeting), including any adjournment or postponement thereof, to the fullest extent that such HCM Stockholder's shares (which for purposes of the voting agreement include any securities convertible into or exercisable or exchangeable for shares currently owned by such HCM Stockholder, together with any shares of HCM common stock and any securities convertible into or exercisable or exchangeable for such shares that such HCM Stockholder acquires beneficial ownership of in the future) entitle the stockholder to vote thereon or consent thereto, to:

  i.
  appear at each such meeting or otherwise cause such stockholder's shares to be duly counted as present for purposes of calculating a quorum; and

  ii.
  vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of such HCM Stockholder's shares:

  a.
  in favor of proposals to approve (1) the Merger Transactions, (2) the Charter Amendment, (3) the Exchange Share Issuance, (4) the Plan Amendment and (5) any other action reasonably requested by Walter in furtherance of any of the foregoing;

  b.
  against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of the merger agreement by HCM, or a breach of the voting agreement by any of the HCM Stockholders; and

  c.
  against any acquisition proposal for HCM or any other action, agreement or transaction that does or could adversely affect the merger or any of the other transactions contemplated by the merger agreement or the voting agreement.

        Each HCM Stockholder has represented, warranted, covenanted and agreed that, except for the voting agreement, it has not entered into and, while the voting agreement is in effect it shall not enter into any other voting agreement or trust with respect to its shares of HCM common stock and has not granted, and shall not grant, while the voting agreement is in effect, a proxy, consent or power of attorney with respect to its shares that is inconsistent with the voting agreement.

Restrictions on Transfer

        Each HCM Stockholder has agreed that it shall not, subject to existing encumbrances on its shares, transfer any of its shares or any interest therein, subject to specified exceptions, provided that the transferee agrees to be bound by the voting agreement.

Termination

        The voting agreement terminates on the earlier to occur of (i) the closing of the merger and the other transactions contemplated thereby, (ii) the date of termination of the merger agreement in accordance with its terms and (iii) solely with respect to the Amster Parties, the date of termination of the exchange agreement to which the Amster Parties are party in accordance with its terms.

Other Provisions

        The voting agreement contains other provisions such as customary representations from each HCM Stockholder regarding its authority to enter into the voting agreement and its title to its shares of HCM common stock.

 THE EXCHANGE AGREEMENTS

        Taberna and the Amster Parties currently hold all of the outstanding trust preferred securities of HST-I and HST-II, respectively, each in principal amounts of approximately $20 million. HST-I holds all of the unsecured junior subordinated deferrable interest notes due 2035 issued by HCM in March 2005 (the "HST-I Debt Securities") and HST-II holds all of the fixed/floating rate junior subordinated debt securities due 2035 issued by HCM in November 2005 (the "HST-II Debt Securities"). On September 30, 2008, HCM entered into exchange agreements with each of Taberna and the Amster Parties to acquire (and subsequently cancel) these trust preferred securities. As one of the conditions to the merger agreement, HCM is required to obtain the requisite stockholder approval of the issuance of HCM common stock pursuant to the exchange agreement with the Amster Parties, which is the affirmative vote of a majority of the votes cast in person or by proxy on the matter at the special meeting (as described in Section "Proposal 2").

        The following is a summary of the exchange agreements and is qualified in entirety by the complete text of the exchange agreements which are included in their entirety as Annexes E and F to this proxy statement/prospectus.

Exchange Consideration

  i.
  Taberna has agreed to sell its trust preferred securities for an aggregate cash payment of $2.25 million, $250,000 of which was paid when its exchange agreement was executed and delivered by HCM and Taberna on September 30, 2008. Taberna will also be reimbursed by HCM for its counsel fees up to $15,000 in the aggregate.

  ii.
  The Amster Parties have agreed to sell their trust preferred securities for an aggregate cash payment of $750,000 and 6,762,793 shares of HCM common stock, each payable at closing. After giving effect to the Exchange Share Issuance, and assuming that, between September 30, 2008, and immediately prior to the effective time of the merger, there are no other changes in (i) the number of shares of HCM common stock outstanding or (ii) the Amster Parties ownership thereof, the Amster Parties would own approximately 43.9% of the shares of HCM common stock outstanding immediately prior to the effective time of the merger. The HCM common stock payable to the Amster Parties pursuant to their exchange agreement will be issued immediately prior to the effective time of the merger and will be subject to the "HCM share combination" contemplated by the merger agreement (as described in "The Merger Agreement—Merger Consideration").

Exchange of Shares

        At the closing of the merger, each of Taberna and the Amster Parties will surrender for transfer the certificates representing the shares of its trust preferred securities. Each of Taberna and the Amster Parties further agrees to take all other reasonable actions to (i) cause the applicable trustee of HST-I or HST-II, as applicable, to issue, authenticate and deliver to HCM new certificates representing such trust preferred securities, (ii) cause the cancellation of such trust preferred securities and (iii) vest in HCM good and marketable title to such trust preferred securities free and clear of all liens. As noted in "The Transactions—The Exchange Transactions", HCM intends subsequently to retire each of the HST-I Debt Securities and the HST-II Debt Securities.

Representations and Warranties

        Each of Taberna and the Amster Parties have made representations and warranties to HCM, subject to some specified exceptions, relating to, among other things:

  i.
  organization;

  ii.
  corporate authority;

  iii.
  ownership of the trust preferred securities; and

  iv.
  disclaimer of warranties.

        In addition, Taberna has made an additional representation to HCM that it does not own any equity securities of HCM.

        HCM has made representations and warranties to each of Taberna and the Amster Parties, subject to some specified exceptions, relating to, among other things:

  i.
  organization;

  ii.
  corporate authority; and

  iii.
  disclaimer of warranties.

        HCM has made an additional representation to Taberna that attached as an exhibit to the exchange agreement with Taberna is a true and complete copy of the exchange agreement with the Amster Parties.

        HCM has made additional representations to the Amster Parties regarding:

  i.
  qualification;

  ii.
  capitalization;

  iii.
  the vote required by HCM stockholders to approve the Exchange Share Issuance;

  iv.
  the consideration given to Taberna in the exchange agreement with Taberna; and

  v.
  that attached as an exhibit to the exchange agreement with the Amster Parties is a true and complete copy of the exchange agreement with Taberna.

Covenants

        Each of Taberna and the Amster Parties has agreed to use its commercially reasonable efforts to cause the trustees of the respective trusts in which Taberna or the Amster Parties hold trust preferred securities not to declare an event of default or accelerate HCM's obligations under notes held by such trust during the term of the exchange agreements. In addition, each of Taberna and the Amster Parties has agreed to abide by the terms of the confidentiality agreements that were previously executed with each such party and to certain restrictions regarding public disclosure of the terms and conditions of the exchange agreements.

Standstill Provision

        Taberna has agreed to refrain from acquiring any shares of HCM common stock or seeking to otherwise influence or control HCM (unless expressly invited by HCM's board of directors to do so) until the earlier of (i) the effective time of the merger, (ii) the public announcement of the termination of the merger agreement (iii) the termination of the merger agreement or (iv) the termination of the exchange agreement.

Additional Covenant under the Taberna Exchange Agreement

        Taberna's exchange agreement includes a covenant from HCM restricting HCM from amending the exchange agreement with the Amster Parties to increase the amount of cash or number of shares of HCM common stock payable to the Amster Parties for the trust preferred securities without Taberna's prior written consent.

Conditions to Closing

        The consummation of each of the exchange agreements is conditioned upon:

  i.
  there being no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other governmental authority or legal restraint or prohibition preventing or making illegal the consummation of the transactions contemplated by the exchange agreement and the merger agreement being in effect;

  ii.
  obtaining all required consents, approvals and authorizations of any governmental authority; and

  iii.
  the satisfaction or waiver of the conditions to closing of the merger and the other transactions contemplated thereby.

        In addition, the consummation of the exchange agreement with the Amster Parties is conditioned upon:

  i.
  the registration statement becoming effective in accordance with the Securities Act and the Exchange Act and not becoming the subject of any stop order or proceeding seeking a stop order, and no similar proceeding in respect of the proxy statement/prospectus being initiated or threatened by the SEC not concluded or withdrawn; and

  ii.
  the required stockholder approval of the Exchange Share Issuance having been obtained.

Termination

        The exchange agreements may be terminated at any time prior to closing:

  i.
  by mutual written consent of the parties;

  ii.
  by either party, if there has been a material violation or breach by either party of any covenant, agreement, representation or warranty and such violation or breach has not been cured by the defaulting party within twenty (20) days after receiving notice;

  iii.
  by either party, if there has been a termination of the merger agreement; and

  iv.
  by either Taberna or the Amster Parties, if the closing has not occurred on or before March 31, 2009.

Mutual Release

        Included in the exchange agreement with the Amster Parties is a broad mutual release, effective as of the execution of the agreement, of and by the Amster Parties, on the one hand, and Hanover, on the other hand, with respect to their respective obligations under the various transactions agreements related to the trust preferred securities. Included in the Taberna exchange agreement is an agreement by Taberna to forbear from making any claims against Hanover arising out of or in connection with the various transaction agreements related to the trust preferred securities (including any events of default), until the earlier of (i) the termination of the Taberna exchange agreement or (ii) the date upon which Hanover becomes subject to any bankruptcy or insolvency proceedings. Upon the closing of the Taberna exchange agreement, each of Taberna and Hanover will execute a standalone mutual release, effective as of the closing of the exchange, with respect to their respective obligations under the various transactions agreements related to the trust preferred securities. The forms of Taberna's and the Amster Parties' releases are substantially identical.

        In addition, each exchange agreement includes a covenant requiring Taberna or the Amster Parties, as the case may be, to use its commercially reasonable efforts to cause the trustees of the respective trusts in which Taberna or the Amster Parties hold trust preferred securities not to declare an event of default or accelerate Hanover's obligations under notes held by such trust until the earlier of (i) the closing of the merger, (ii) the valid termination of the merger agreement or (iii) the termination of the applicable exchange agreement in accordance with its terms.

ADDITIONAL AGREEMENTS BETWEEN HCM, WALTER, SPINCO AND THEIR AFFILIATES

        HCM, Spinco and Walter have entered into or, prior to the completion of the spin-off and merger, will enter into, certain additional agreements. The following is a summary of the material provisions of those agreements. The rights and obligations of the parties are governed by the express terms and conditions of the respective agreements and not by the summary thereof or any other information included in this proxy statement/prospectus. Each of the agreements has been publicly filed as an exhibit to the Registration Statement of which this proxy statement/prospectus is a part. It is not intended to provide any other factual information about Walter, Spinco, HCM or the Surviving Corporation. Information about Walter, Spinco, HCM or the Surviving Corporation can be found elsewhere in this proxy statement/prospectus.

SOFTWARE LICENSE AGREEMENT

        The following is a summary of the license agreement entered into as of September 30, 2008, by Spinco and HCM. It is qualified in entirety by the complete text of the license agreement which is attached to this proxy statement/prospectus as Annex I.

License and License Consideration

        HCM will grant to Spinco and its affiliates a perpetual, non-exclusive and non-transferable (except to affiliates or in a merger, change of control or asset sale) license to use, exploit and to modify certain described software, systems and related items primarily related to asset portfolio management and analysis. Spinco may sub-license to third party non-affiliates only in connection with installing, testing, hosting, maintaining, supporting and creating modifications to the software that is the subject of the license or assisting Spinco's exercise of their licensed rights.

        As consideration for the license, (a) if the merger is not consummated on or prior to December 31, 2008, but the merger agreement has not yet been terminated, Spinco shall pay $1 million for the license, (b) if the merger agreement terminates prior to December 31, 2008, and a termination fee has been paid, no further fees are due. (Once the merger consummates, the license will not be necessary.)

Source Code

        HCM has agreed to place the relevant software's source code in escrow and allow Spinco to access it (e.g., to support the software on its own), upon the earliest date of the following: (i) the date on which the merger is consummated, (ii) December 31, 2008, or (iii) the date the merger agreement is terminated and applicable termination fees have been paid. Spinco shall pay the escrow agent's fees.

Covenants

        Each party has agreed not to contest the other party's intellectual property rights relating to the software that is the subject of the license or modifications thereto, except in an action between the parties.

        In the merger agreement, Spinco covenants not to exercise its rights under the license agreement until the earlier of (i) December 31, 2008 or (ii) the termination of the merger agreement and the payment of applicable termination fee. If the merger agreement terminates but no termination fee is due, Spinco cannot ever exercise its license.

        HCM is not providing maintenance or support services other than reasonable cooperation with Spinco's own efforts at installing, testing, maintaining and supporting the software and other minimal support at no out-of-pocket expense to HCM and subject to hourly compensation for any substantial time commitment from HCM.

Other Provisions

        The license agreement contains other customary provisions for a license of this nature, including a confidentiality provision. Further, the merger agreement and the license agreement contain representations, warranties and indemnities with respect to the relevant software's operation and non-infringement of third-party rights.

LOAN AND SECURITY AGREEMENT

        The following is a summary of the loan and security agreement entered into by Spinco and HCM on September 26, 2008.

Loan

        In order to ensure that HCM will have access to sufficient capital to acquire assets required to maintain its REIT status and not become an "investment company" under the Investment Company Act of 1940, as amended, Spinco has agreed to make available to HCM a revolving line of credit up to $5 million in the aggregate. Individual borrowings under this line of credit will bear interest at a rate per annum equal to the 3-month U.S. Dollar London Interbank Offered Rate as published in the Wall Street Journal for the business day previous to the date the request for such loan was made plus 50 basis points. Interest shall be computed on the basis of a year of 360 days, and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). On September 26, 2008, and on October 30, 2008, HCM borrowed $1.1 million and $1.2 million, respectively, from Spinco pursuant to this line of credit.

Security

        The revolving facility is secured by a collateral account maintained pursuant to a related securities control agreement dated as of September 25, 2008, among HCM, Spinco and Regions Bank (as the securities intermediary) which account shall contain all of the assets purchased by HCM with the proceeds of the revolving facility.

Maturity

        The maturity of the loan is the earliest to occur of (i) February 15, 2009, (ii) the date upon which Spinco demands repayment of the loan or (iii) HCM's bankruptcy or liquidation.

TAX SEPARATION AGREEMENT

        In connection with the spin-off, Spinco and Walter will enter into the Tax Separation Agreement. Pursuant to the Tax Separation Agreement, Spinco (and Walter Investment Management Corporation, as successor to Spinco) and Walter, subject to certain exceptions, will make payments to each other such that, with respect to any period during which Spinco was a member of the consolidated federal income tax group or any combined state or local income tax group with Walter or any Walter subsidiaries, the amount of taxes to be paid by Spinco, or the amount of tax benefit to be refunded to Spinco by Walter, subject to certain adjustments, will be determined as though Spinco had filed separate federal, state and local income tax returns as the common parent of an affiliated group of corporations filing combined, consolidated or unitary (as applicable) federal, state and local returns rather than having been a consolidated subsidiary of Walter with respect to U.S. federal, state and local income taxes. Notwithstanding the prior sentence, however, special provisions will allocate to Walter the responsibility for U.S. federal income taxes (including any interest or penalties applicable thereto) relating to certain matters that are currently being disputed with the IRS.

        With respect to Spinco's tax assets, its right to reimbursement from Walter will be determined based on the usage of such tax assets by the Walter consolidated federal income tax group or the combined, consolidated or Walter's unitary state or local income tax group. Spinco's tax assets from periods after the spin-off will generally be carried forward. To the extent such tax assets are required by law to be carried back to a taxable period prior to the spin-off, Walter will agree to reimburse Spinco for the use of such tax assets by Walter's consolidated federal income tax group or its combined, consolidated or unitary state or local income tax group. Walter will continue to have all the rights of a parent of a consolidated group (and similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group), will be the sole and exclusive agent for Spinco in any and all matters relating to the combined, consolidated or unitary federal, state and local income tax liabilities of Spinco, will have sole and exclusive responsibility for the preparation and filing of consolidated federal income and consolidated or combined state and local tax returns (or amended returns), and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of Spinco related to any such combined, consolidated or unitary (as applicable) federal, state or local tax return. Spinco will be responsible for the preparation and filing of all other tax returns that relate to Spinco and its affiliates. Walter will agree in the Tax Separation Agreement to assist in the preparation of such returns that relate to periods after the spin-off for a period not to exceed 24 months.

        Each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group for any year in which it is a member of the group at any time during such year. Accordingly, although the Tax Separation Agreement described above will allocate tax liabilities between Spinco and Walter, for any period during which Spinco was included in the Walter consolidated group, Spinco could be liable for tax liabilities not allocated to it under the Tax Separation Agreement in the event that any U.S. federal income tax liability is not discharged by any other member of the Walter consolidated group.

        In addition, the Tax Separation Agreement will provide that in the event that the spin-off is not tax-free pursuant to Section 355 of the Code, Spinco will generally be responsible for any taxes incurred by Walter or its stockholders if such taxes result from certain actions or omissions by Spinco and for a percentage of any such taxes that are not a result of Spinco's actions or omissions or Walter's actions or omissions.

TRANSITION SERVICES AGREEMENT

        Walter and its subsidiaries currently provide to, or share with, Spinco a range of management, operational and technical services related to the conduct of Spinco's business and the Walter Financing business. Prior to completion of the spin-off, Walter and Spinco intend to enter into a transition services agreement, pursuant to which Walter and certain of its subsidiaries will provide to Spinco, and Spinco will provide to Walter and its subsidiaries, certain transitional services following the spin-off and the merger. Walter and Spinco currently anticipate that Walter will provide to Spinco tax, legal, treasury and accounting services, certain human resources services, including payroll, benefit plan administration, information technology and communications systems and support, and insurance/risk management, and Spinco will provide certain accounting services related to Cardem to Walter. Each of Walter and Spinco will provide these services for a limited duration, in all cases not to exceed 24 months, with the precise term of each service to be fixed in the final transition services agreement. However, Walter, Spinco and, after the merger, the Surviving Corporation, will have the right to terminate services provided by Walter upon 30 days written notice.

JOINT LITIGATION AGREEMENT

        Spinco and Walter are expected to enter into a joint litigation agreement for the purpose of allocating responsibilities with respect to, and liabilities arising from, any existing or future claims against Spinco, Walter and their subisidiaries, relating to Walter's Homebuilding and Financing Businesses. In addition, the Joint Litigation Agreement will provide, where available, for sharing of insurance coverage and third party indemnification. In general, the Joint Litigation Agreement will allocate liability for claims to Spinco or Walter based on the post-spin-off ownership of the businesses or operations from which the liabilities arise. Thus, the parties expect that Spinco will generally assume responsibility for such liabilities arising primarily out of the Financing Business, and Walter will generally retain responsibility for liabilities unrelated to Spinco. To the extent that Walter and Spinco are jointly named in a claim, the agreement will provide that the parties will cooperate to defend or settle such claim and allocate the liability arising from such claim between Spinco and Walter in good faith.

 FINANCING OF THE SURVIVING CORPORATION

        Upon the closing of the merger, the Surviving Corporation anticipates having available a multi-year revolving line of credit with one or more banking institutions. The line of credit is expected to provide for temporary working capital needs and to provide for letters of credit required to conduct its insurance business. The amount of credit required, collateral and related terms and conditions of the facility have not yet been finalized.

DESCRIPTION OF BUSINESS OF HCM

General

        HCM is a specialty finance company whose principal business historically was to generate net interest income on its portfolio of prime mortgage loans and mortgage securities backed by prime mortgage loans on a leveraged basis. HCM avoids investments in sub-prime and Alt-A loans or securities collateralized by sub-prime or Alt-A loans. HCM historically leveraged its purchases of mortgage securities with borrowings obtained primarily through the use of sales with Repurchase Agreements. Historically, the Repurchase Agreements were on a 30-day revolving basis and, for the majority of HCM's investments, were recently under a single Repurchase Agreement for a one-year fixed term basis that expired on August 9, 2008. HCM conducts its operations as a real estate investment trust, or REIT, for federal income tax purposes. HCM has one primary subsidiary, HCP-2. Since August 2008, HCM continues to invest in whole pool agency securities primarily to enable it to maintain its REIT status and Investment Company Act of 1940 Act exemption. Additionally, HCM is currently focusing on generating fee income through HCP-2 by rendering valuations, loan sale advisory, and other related services to private companies and government agencies.

        HCM's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to unprecedented turmoil in the mortgage and capital markets during 2007 and 2008, HCM incurred a significant loss of liquidity over a short period of time. HCM experienced a net loss of approximately $46.3 million and $80.0 million for the six months ended June 30, 2008 and the year ended December 31, 2007, respectively, and HCM's current operations are not cash flow positive. Additional sources of capital are required for HCM to generate positive cash flow and continue operations beyond 2008. These events have raised substantial doubt about HCM's ability to continue as a going concern.

        In order to preserve liquidity while HCM explores opportunities and alternatives for the future, HCM has taken the following actions to progress through these unprecedented market conditions:

  •
  In August 2007, HCM converted the short-term revolving financing for its primary portfolio of subordinate mortgage-backed securities ("Subordinate MBS") to a fixed-term financing agreement that was due August 9, 2008 (the "Repurchase Transaction"). Effective August 9, 2008, HCM surrendered to Ramius its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligations under the Repurchase Agreement. On August 6, 2008, HCM notified Ramius of HCM's election to pay all of the Repurchase Price due to Ramius on August 9, 2008, in kind and not with cash. Accordingly, HCM surrendered to Ramius, effective August 9, 2008, its entire portfolio of subordinate mortgage-backed securities in satisfaction of its outstanding obligations under the Repurchase Agreement. HCM still continues to maintain its portfolio of Agency mortgage-backed securities.

  •
  In August 2007, HCM significantly reduced the short-term revolving financing for its other portfolios.

  •
  During the first quarter of 2008, HCM successfully repaid and terminated all short-term revolving financing without any events of default. HCM repaid substantially all short-term revolving financing on one of its uncommitted lines of credit through the sale of the secured assets. On April 10, 2008, HCM repaid the outstanding balance of approximately $480,000 on its $20 million committed line of credit. On its $200 million committed line of credit, HCM had no borrowings outstanding and voluntarily and mutually agreed with the lender to terminate the financing facility.

  •
  HCM has deferred interest payments on HCM's long-term subordinated debt. HCM had the contractual right to defer the payment of interest for up to four quarters. HCM deferred the payment of interest on the HST-I junior subordinated notes for the quarters ended December 31, 2007, March 31, 2008, June 30, 2008, and September 30, 2008, respectively, with all deferred interest payments being due on December 31, 2008. HCM deferred the payment of interest on the HST-II junior subordinated notes for the quarters ended January 31, 2008, April 30, 2008, and July 31, 2008, respectively. In October 2008, HCM notified the trustee of HST-II of its intention to defer the payment of interest on the junior subordinated notes for the quarter ended October 31, 2008. All deferred interest payments for HST-II are due on January 31, 2009.

  •
  HCM sought additional capital alternatives for the future and engaged a financial advisor for this purpose. The financial advisor, KBW introduced HCM to Walter, which led to the contemplated merger transaction with Spinco.

        Prior to 2007, mortgage industry service and technology related income was earned through two separate divisions in HCP-2, Hanover Capital Partners ("HCP") and HanoverTrade ("HT"). Effective January 12, 2007, the assets of HCP's due diligence business, representing substantially all of the assets of HCP, were sold to Terwin Acquisition I, LLC (now known as Edison Mortgage Decisioning Solutions, LLC) (the "Buyer"), which also assumed certain liabilities related thereto. As a result, the net assets and liabilities and results of operations of HCP have been presented as discontinued operations in the accompanying financial information and financial statements in HCM's Annual Report on Form 10-K for the year ended December 31, 2007 ("HCM's Fiscal 2007 Form 10-K").

        HCM's principal executive office is located at 200 Metroplex Drive, Suite 100, Edison, NJ 08817. HCM also maintains an office at 55 Broadway, Suite 3002, New York, NY 10006. HCM is a Maryland corporation organized in 1997.

Developments in 2007 and 2008

Decline in Subordinate MBS Portfolio Valuation

        As a result of the increase in the credit spreads and decreases in liquidity and the overall uncertainties in the mortgage industry during 2007, the estimated market values for HCM's Subordinate MBS have severely decreased.

        Although HCM does not invest in subprime or Alt-A mortgages or mortgage-backed securities collateralized by subprime or Alt-A mortgages, HCM has been negatively impacted by the general decline in the market value of all residential mortgage assets due to the significant losses in the subprime sector of the residential mortgage industry that began to occur in the first half of 2007 and have progressively worsened. The losses seem to be due to underwriting deficiencies, increases in interest rates on adjustable rate mortgages, and declining housing prices. These losses and the corresponding fervor of information reported through the media have caused the credit spreads (yield for credit risk) to increase for the industry as a whole and have caused overall investor demand for mortgage-backed securities to decrease.

        The lower estimated fair values of HCM's portfolio and the recent turmoil in the mortgage markets related to quality issues of loans in the subprime mortgage and mortgage securities markets negatively impacted the amounts at which HCM was able to borrow to finance its portfolio of securities collateralized by prime mortgages. This spill-over effect caused a reduction in the amount HCM was able to borrow to finance its portfolio. As lenders used the declining market prices to value the securities financed, HCM was required to reduce with cash the amounts it borrowed. In some cases, lenders called for deposits of cash ("margin calls") after an evaluation of recent fair value changes and before the maturity date of HCM's Repurchase Agreement with them, which was usually 30 days from the origination or last roll.

        Through August 9, 2007, HCM's lenders regularly required it to repay a portion of amounts borrowed under its Repurchase Agreements. Although no lender terminated its Repurchase Agreement with HCM during the period prior to August 9, 2007, these repayments were a significant drain on HCM's available cash. The increasing frequency and amount of required repayments in the period immediately prior to August 9, 2007 posed a threat to its ability to maintain its portfolio of Subordinate MBS. In response to these deteriorating market conditions, on August 10, 2007, HCM entered into a one-year Master Repurchase Agreement and related Annex I thereto (as amended on October 3, 2007 and November 13, 2007) (the "Repurchase Transaction") with RCG PB, Ltd, an affiliate of Ramius. The Repurchase Transaction replaced substantially all of HCM's outstanding Repurchase Agreements, both committed and non-committed, which previously financed HCM's subordinate mortgage-backed securities.

        For the year ended December 31, 2007, HCM incurred approximately $1,970,000 of actual passed through losses on the underlying mortgage loans in its Subordinate MBS portfolio. Although HCM has seen increases in the level of losses for the year ended December 31, 2007, compared to its historical experience, these losses are within the corresponding reserve. HCM's Subordinate MBS are purchased at a discount to par value, and a portion of this discount is an implied reserve for losses on the underlying mortgage loans. To the extent the timing and amount of actual losses approximate or are less than the implied losses in the purchase discount, there will not be a reduction in estimated cash flows or yield, and the long-term economic value of the bonds will not be impaired.

        As described above, the decline in the estimated fair value of HCM's portfolio has been significantly impacted by industry factors not directly attributable to the prime mortgage-backed securities in which HCM invests. Although HCM believes that the markets will eventually stabilize and return to ratios HCM has traditionally experienced, the turmoil in the industry appears to be much greater than the normal cyclical swings. HCM is unable to predict when a recovery will occur and the level of the recovery. In addition, HCM did not have sufficient funds to retire or refinance the outstanding principal under the Repurchase Transaction upon termination of that financing on August 9, 2008. As a result, HCM determined the decline in the fair value of its Subordinate MBS portfolio was other than temporary and recorded impairment expense of $73.6 million for the year-ended December 31, 2007. This amount represents the difference between the adjusted cost basis and the estimated fair value at the date of the adjustments, determined on a security by security basis.

Financing Agreement

        On August 10, 2007, HCM entered into a one-year Master Repurchase Agreement and related Annex I thereto (as amended on October 3, 2007 and November 13, 2007) with Ramius, in connection with a repurchase transaction with respect to HCM's portfolio of Subordinate MBS.

        Pursuant to the Repurchase Transaction, HCM paid interest monthly at the annual rate of approximately 12%. Other consideration included all principal payments received on the underlying mortgage securities during the term of the Repurchase Transaction, a premium payment at the termination of the Repurchase Transaction and the issuance of 600,000 shares of HCM's common stock (equal to approximately 7.4% of HCM's outstanding equity).

        If HCM defaulted under the Repurchase Transaction, Ramius had customary remedies, including demanding that all assets be repurchased by HCM.

        Under the terms of the Repurchase Transaction, the repurchase price for the securities on the repurchase date of August 9, 2008, assuming no event of default had occurred prior thereto, was an amount equal to the excess of (A) the sum of (i) the original purchase price of $80,932,928, (ii) $9,720,000, and (iii) $4,000,000 over (B) the excess of (i) all interest collections actually received by Ramius on the purchased securities, net of any applicable U.S. federal income tax withholding tax imposed on such interest collections, since August 10, 2007, over (ii) the sum of the "Monthly

Additional Purchase Price Payments" (as defined below) paid by Ramius to HCM since August 10, 2007. The "Monthly Additional Purchase Price Payment" means, for each "Monthly Additional Purchase Price Payment Date," which is the second Business day following the 25th calendar day of each month prior to the Repurchase Date, an amount equal to the excess of (A) all interest collections actually received by Ramius on the purchased securities, net of any applicable U.S. federal income tax withholding tax imposed on such interest collections, since the preceding Monthly Additional Purchase Price Payment Date (or in the case of the first Monthly Additional Purchase Price Payment Date, August 10, 2007) over (B) $810,000. If payment could not be made, Ramius would retain the pledged securities. However, there is no recourse to HCM. As of June 30, 2008 the estimated fair value of the pledged securities, which represented HCM's entire Subordinate MBS portfolio, was approximately $43,508,000. The debt was not paid, and Ramius retained the securities. The difference between the carrying value of the debt and the carrying value of the securities represented a gain to HCM.

        On August 6, 2008, HCM notified Ramius of its election to pay all of the Repurchase Price due to Ramius on August 9, 2008, in kind and not with cash. Accordingly, HCM surrendered to Ramius, effective August 9, 2008, its entire portfolio of subordinate mortgage-backed securities in satisfaction of its outstanding obligations under the Repurchase Agreement. HCM still continues to maintain its portfolio of Agency mortgage-backed securities. The effect on HCM's financial position as of June 30, 2008, of surrendering the portfolio to satisfy the Repurchase Agreement liability was the elimination of HCM's liability under the Repurchase Agreement, the elimination of the Subordinate MBS portfolio and elimination of certain deferred costs that were being amortized to the due date of the Repurchase Agreement.

Agency MBS Portfolio

        On August 15, 2007, HCM sold its entire portfolio of Agency MBS. This portfolio was held primarily to meet certain exemptive provisions of the 1940 Act. The sales were necessary in order to generate some liquidity and close existing borrowing positions with lenders. On August 29, 2007, HCM separately financed the acquisition of approximately $30 million of Agency MBS with a 30-day revolving Repurchase Agreement. In February 2008 and March 2008, HCM sold all of its Agency MBS and repaid all related Repurchase Agreements in order to generate some liquidity and close existing Repurchase Agreements on this portfolio. In March 2008, HCM purchased approximately $4.2 million of Agency MBS without any financing. These securities are highly liquid assets.

Decline in Other Subordinate Security Valuation

        Although HCM has no plans or intentions to sell its other subordinate security, there is uncertainty regarding its ability to continue operations beyond 2008 and, therefore, there is uncertainty regarding its ability to hold this security until either the maturity of the security or the recovery of the estimated fair value occurs. As a result, as of December 31, 2007, HCM re-assessed the classification of this security and determined the classification should be changed from held-to-maturity to available-for-sale. The estimated fair value of this security has declined during the year ended December 31, 2007. The decline in the estimated fair value of this security is primarily due to increases in credit spreads and not from increases in the underlying credit performance of the security. HCM is unable to predict when a recovery of the estimated fair value will occur. As a result, as of December 31, 2007, HCM considered the gross unrealized loss for its other subordinate security to be an other-than-temporary impairment. HCM recorded the difference between the adjusted cost basis and the estimated fair value of the security as of December 31, 2007 as impairment expense for the year then ended.

Sale of HCP

        On January 16, 2007, HCM completed the sale of its due diligence business to Buyer. The transaction became effective on the Effective Date of January 12, 2007. The sale was affected through the sale of certain assets and assumption of certain liabilities of HCP-2. HCM is no longer in the business of providing due diligence services to the financial services industry and governmental agencies.

        HCM will continue to utilize the name Hanover Capital Partners 2, Ltd., and plans to continue to perform certain financial and technology functions and other services through this entity.

Sale of Pedestal

        In October 2007, HCM sold its wholly owned, indirect subsidiary, Pedestal Capital Markets, Inc. ("Pedestal"), a registered broker/dealer and a direct wholly owned subsidiary of HCP-2, to Bonds.com Holdings, Inc., for approximately $92,000. HCM recognized a loss of approximately $41,000 on this sale. Pedestal was one of two wholly owned broker/dealers.

REIT Operations

General

        HCM's principal business historically has been to generate net interest income by investing in Subordinate MBS, collateralized by pools of prime single-family mortgage loans, and purchasing prime whole single-family mortgage loans for investment, securitization and resale. HCM's primary strategy was to purchase the junior tranches of prime residential mortgage securitizations, which are exposed to the first credit losses of the underlying loan pool ("non-investment grade" or "first loss" tranches), and generally represent under 1% of the total principal balance of all loans in the pool. These investments were purchased at a discount to par value. The collateral underlying the securitizations in these investments are comprised of prime, jumbo single-family mortgage loans that are usually conforming, except for loan size.

        The Subordinate MBS historically traded in the marketplace at substantial discounts to par value and, therefore, the earnings potential of these securities was much greater. By way of example, if a $1,000 series security were purchased at a 50% discount to par, or $500, the security's stated interest rate would apply to the entire $1,000 until losses, if any, erode the principal amount. As a result, these securities historically provided a much higher effective return because HCM paid less than par to acquire the security. HCM believes that it has the experience, knowledge, and technical ability to actively evaluate and monitor the risks associated with these investments and, therefore, can minimize the losses that might otherwise be incurred by a passive or less knowledgeable investor, although there is no assurance that HCM will be successful.

        The following table provides an illustration of a typical securitization structure, with hypothetical amounts and identification of HCM's primary investment focus:

        HCM attempted to increase the earnings potential in its investments by leveraging its purchases of mortgage securities with borrowings obtained primarily through the use of sales with Repurchase Agreements. Historically, the borrowings under these Repurchase Agreements were on a 30 day revolving basis and were generally at 50 to 97 percent of the security's fair market value, depending on the security, and were adjusted to market value each month as the Repurchase Agreements were re-established. On August 10, 2007, because of a severe liquidity position created by large margin calls and diminishing credit available to it, HCM entered into a new Repurchase Agreement and repaid substantially all of its then outstanding Repurchase Agreements. This Repurchase Agreement had a term of one year, was not adjusted to market value, and had a significantly higher effective interest rate than HCM's previous borrowings. Effective August 9, 2008, HCM surrendered to Ramius its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligations under the Repurchase Agreement.

        On August 6, 2008, HCM notified Ramius of its election to pay all of the Repurchase Price due to Ramius on August 9, 2008, in kind and not with cash. Accordingly, HCM surrendered to Ramius, effective August 9, 2008, its entire portfolio of subordinate mortgage-backed securities in satisfaction of its outstanding obligations under the Repurchase Agreement. HCM still continues to maintain its portfolio of Agency mortgage-backed securities. The effect on HCM's financial position as of June 30, 2008, of surrendering the portfolio to satisfy the Repurchase Agreement liability is the elimination of HCM's liability under the Repurchase Agreement, the elimination of the Subordinate MBS portfolio and elimination of certain deferred costs that were being amortized to the due date of the Repurchase Agreement.

Effect of Surrender of Subordinate MBS
As of June 30, 2008

Liability under Repurchase Agreement	$84,027
Less—Carry value of Subordinate MBS surrendered	(43,508)
Less—Carry value of certain costs being amortized to August 9, 2008	(316)

Pro Forma Gain upon surrender	$40,203

        The gain will be recognized in income during the third quarter of 2008.

        Although HCM has never utilized a securitization such as Collateralized Debt Obligations ("CDOs"), it may use CDOs or other similar securitizations as a source of funding for investments in Subordinate MBS if the capital markets improve. In such a securitization, investments in Subordinate MBS are sold to an independent securitization entity that creates securities backed by those assets, the

CDOs, and sells these newly-created securities to both domestic and international investors. Most of the securities created and sold will receive the highest credit rating of AAA, so the interest paid out is relatively low. HCM would expect to typically generate a profit from these securitization entities, consisting of the yield on the securitized assets less the interest payments made to the holders of the CDO securities sold. Currently, the CDO market is inactive.

        HCM may purchase mortgage loans that are offered for sale in pools of loans. Often these pools of loans contain a mixture of loans that meet HCM's investment parameters and some that do not. By using its experience, knowledge, and technology to evaluate and stratify these mortgage loans, HCM identifies and puts into a separate pool, or pools, the loans that do not meet its investment parameters. These loans are sold in the marketplace and the remaining mortgage loans, those that meet its investment parameters, are held for investment purposes.

        Depending on market conditions and the quality of mortgage loans available for purchase in the marketplace, HCM may pool certain investment mortgages, mortgages that have met its investment parameters, and cause them to become collateral for a Collateralized Mortgage Obligation ("CMO"). The CMO is usually divided into several maturity classes, called series or tranches that are sold to investors and that have varying degrees of claims on any cash flows or losses on the mortgage loans held as collateral. In such securitizations, HCM's intent is to hold or retain for investment purposes the highest risk series or tranches. The highest risk series often are charged with losses before the other series and receive cash flows after the other series with higher priority on cash flows are paid. The investment cost in these higher risk securities are substantially discounted from the par value and, consistent with the previous example, are a potentially higher interest earning security.

        HCM invests in whole-pool Fannie Mae and Freddie Mac mortgage-backed securities ("Agency MBS"). Only Agency MBS that represent an entire pool of mortgages, not just part of a pool of mortgages, are purchased. These securities are purchased when HCM's monitoring model of limits for exemption under the 1940 Act suggests that the total assets represented by qualifying real estate investments may need to be supported by additional purchases of Agency MBS. Such assets are sold when HCM's other qualifying real estate investments are of sufficient amounts to maintain the exemptive limits. These Agency MBS are readily marketable and contain guarantees by the sponsoring agency such that credit risks are minimal.

        HCM does not take deposits or raise money in any way that would subject it to consumer lending or banking regulations and HCM does not deal directly with consumers. On occasion, HCM may receive income from real estate investment management services that can include asset management and administrative services.

Revolving Repurchase Agreements—Financing

        HCM historically financed purchases of mortgage-related assets with equity and short-term borrowings through Repurchase Agreements. Generally, upon repayment of each borrowing, the mortgage asset used to secure the borrowing will immediately be pledged to secure a new Repurchase Agreement.

        A Repurchase Agreement, although structured as a sale and repurchase obligation, is a financing transaction in which HCM pledges its mortgage-related assets as collateral to secure a short-term loan. Generally, the counterparty to the agreement will lend an amount equal to a percentage of the market value of the pledged collateral, ranging from 50% to 97% depending on the credit quality, liquidity and price volatility of the collateral pledged. At the maturity of the Repurchase Agreement, HCM repays the loan and reclaims its collateral or enters into a new Repurchase Agreement. Under Repurchase Agreements, HCM retains the incidents of beneficial ownership, including the right to distributions on the collateral and the right to vote on matters as to which holders of the collateral would ordinarily vote. If HCM defaults on a payment obligation under such agreements, the lending party may liquidate the collateral.

        To reduce its exposure to the liquidity and credit risk of Repurchase Agreements, HCM historically entered into these arrangements with several different counterparties. HCM monitored its exposure to the financial condition of the counterparty on a regular basis, including the percentage of its mortgage securities that are the subject of Repurchase Agreements with a single lender.

        HCM's Repurchase Agreement borrowings bore short-term (one year or less) fixed interest rates indexed to the one-month London Interbank Offered Rate Index ("LIBOR"), plus a margin ranging from 0 to 200 basis points depending on the overall quality of the mortgage-related assets. Generally, the Repurchase Agreements required HCM to deposit additional collateral or reduce the amount of borrowings in the event the market value of existing collateral declines, which, in dramatically rising interest-rate markets, could require HCM to repay a significant portion of the borrowings, pledge additional collateral to the loan, or sell assets to reduce the borrowings. HCM attempts to minimize the impact of these severities by the use of the capital allocation guidelines discussed below.

        See "—Capital Allocation Guidelines (CAG)—Liquidity Policy" beginning on page [    ] and "Developments in 2007 and 2008" beginning on page [    ] of this proxy statement/prospectus.

        Currently, there is virtually no availability of repurchase financing for HCM's type of investments.

Fixed Term Repurchase Agreements—Financing

        On August 10, 2007, HCM entered into a Master Repurchase Agreement and related Annex I thereto (as amended on October 3, 2007 and November 13, 2007) with RCG PB, Ltd, an affiliate of Ramius, in connection with a repurchase transaction with respect to HCM's Subordinate MBS (the "Repurchase Transaction"). The purchase price of the securities in the Repurchase Transaction was $80,932,928. The fixed term of the Repurchase Transaction is one (1) year and contains no margin or call features. The Repurchase Transaction replaced substantially all of the HCM's then outstanding Repurchase Agreements, both committed and non-committed, which previously financed HCM's Subordinate MBS.

        Pursuant to the Repurchase Transaction, HCM was required to pay interest monthly at the annual rate of approximately 12%. Other consideration includes all principal payments received on the underlying mortgage securities during the term of the Repurchase Transaction, a premium payment at the termination of the Repurchase Transaction and the issuance of 600,000 shares of HCM's common stock (equal to approximately 7.4% of HCM's outstanding equity). Effective August 9, 2008, HCM surrendered to Ramius its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligations under the Repurchase Agreement.

        On August 6, 2008, HCM notified Ramius of its election to pay all of the Repurchase Price due to Ramius on August 9, 2008, in kind and not with cash. Accordingly, HCM surrendered to Ramius, effective August 9, 2008, its entire portfolio of subordinate mortgage-backed securities in satisfaction of its outstanding obligations under the Repurchase Agreement. HCM still continues to maintain its portfolio of Agency mortgage-backed securities. The effect on HCM's financial position as of June 30, 2008, of surrendering the portfolio to satisfy the Repurchase Agreement liability is the elimination of HCM's liability under the Repurchase Agreement, the elimination of the Subordinate MBS portfolio and elimination of certain deferred costs that were being amortized to the due date of the Repurchase Agreement.

Investment Management

        HCM believes that its portfolio management processes are influenced by four primary investment risks associated with the types of investments it makes: credit risk (including counterparty risk), interest rate risk, prepayment risk and liquidity risk. In order to maximize its net interest income, HCM believes it has developed an effective asset/liability management program to provide a level of protection against the costs of credit, interest rate, prepayment and liquidity risks, however, no strategy can completely insulate HCM from these risks.

Credit Risk Management

        HCM defines credit risk as the risk that a borrower or issuer of a mortgage loan may not make the scheduled principal and interest payments required under the loan or a sponsor or servicer of the loan or mortgage security will not perform. HCM attempts to reduce its exposure to credit risk on its mortgage assets by:

  •
  Establishing investment parameters which concentrate on assets that are collateralized by prime single-family mortgage loans;

  •
  reviewing all mortgage assets prior to purchase to ensure that they meet HCM's investment parameters;

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  employing early intervention, aggressive collection and loss mitigation techniques; and

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  obtaining representations and warranties, to the extent possible, from sellers with whom HCM does business.

        HCM does not set specific geographic diversification requirements, although it does monitor the geographic dispersion of the mortgage assets to make decisions about adding to or reducing specific concentrations. Concentration in any one geographic area will increase HCM's exposure to the economic and natural hazard risks associated with that area.

        When HCM purchases mortgage loans, the credit underwriting process varies depending on the pool characteristics, including loan seasoning or age, loan-to-value ratios, payment histories and counterparty representations and warranties. For a new pool of single-family mortgage loans, a due diligence review is undertaken, including a review of the documentation, appraisal reports and credit underwriting. Where required, an updated property valuation is obtained.

        HCM attempts to reduce counterparty risk by periodically evaluating the credit worthiness of sellers, servicers, and sponsors of prime Subordinate MBS and mortgage loans.

Interest Rate Risk Management

        Interest rate risk is the risk of changing interest rates in the market place. Rising interest rates may both decrease the market value of the portfolio and increase the cost of Repurchase Agreement financing. Management of these risks varies depending on the asset class. In general, HCM attempts to minimize the effect of rising interest rates through asset re-allocation between fixed and variable rate securities, the use of interest rate caps and forward sales of Agency MBS.

         Subordinate MBS—HCM's Subordinate MBS portfolio historically consisted of both fixed-rate and adjustable-rate securities. HCM manages effects of rising interest rates on the financing of its Subordinate MBS portfolio through the purchase of long-term, out-of-the-money, interest rate caps indexed to one-month LIBOR. Increases in one-month LIBOR will decrease HCM's net interest spread until one-month LIBOR reaches the cap strike rate. Once one-month LIBOR is at or above the cap rate, the cap will pay HCM, on a monthly basis, the difference between the current one-month LIBOR rate and the cap strike rate.

        Although there is an offsetting correlation to the change in the value of the one-month LIBOR caps to the change in the value of the Subordinate MBS as interest rates increase, it is not 100 percent effective. Additionally, because HCM's interest rate caps are treated as freestanding derivatives, the changes in the value of the interest rate caps flow through HCM's income statement while changes in the value of the asset may be reflected as Other Comprehensive Income, to the extent such Subordinate MBS have been classified as available for sale securities and any declines in value are not considered other-than temporary.

        Although HCM does not currently do so, HCM may use designated hedges such that the derivatives used will qualify for "hedge accounting" under the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 133. To receive such treatment requires extensive management and documentation, but the costs associated with such processes may be justified compared to the mark to market consequences of not qualifying under SFAS 133 as occurs with HCM's use of freestanding derivatives (e.g. interest rate caps) as discussed above. Under SFAS No. 133, HCM would use qualifying hedges to meet strategic economic objectives, while maintaining adequate liquidity and flexibility, by managing interest rate risk mitigation strategies that should result in a lesser amount of earnings volatility under GAAP as occurs when using freestanding derivatives.

        A rise in interest rates may also decrease the market value of the Subordinate MBS and thereby cause financing firms to require additional collateral. The unforeseen or under anticipated need to meet additional collateral requirements is known as "margin risk". HCM manages margin risk with its liquidity policy, whereby a percentage of the financed amount is held in cash or cash equivalents or other readily marketable assets. See "Capital Allocation Guidelines (CAG)—Liquidity Policy" beginning on page [    ] and "Developments in 2007 and 2008" beginning on page [    ] of this proxy statement/prospectus.

         Mortgage Loans—HCM's mortgage loan investments consist of both fixed-rate and adjustable-rate mortgage loans. Rising interest rates may both decrease the market value of the mortgage loans and increase the cost of Repurchase Agreement financing.

        A rise in interest rates may cause a decrease in the market value of the mortgage loans and thereby may cause financing firms to require additional collateral. HCM manages the unforeseen or under anticipated need to meet additional collateral requirements with its liquidity policy, whereby a percentage of the financed amount is held in cash or cash equivalents or other readily marketable assets. See "Capital Allocation Guidelines (CAG)—Liquidity Policy" and "Developments in 2007 and 2008" in this section for additional information.

        A pool or pools of mortgage loans may reach a size where hedging HCM's borrowing rates that finance its mortgage loan purchases may be prudent in order to avoid the increased interest expense associated with rising interest rates. In such circumstances, although HCM does not currently do so, it may use designated hedges such that the derivatives used will qualify for "hedge accounting" under SFAS 133. To receive such treatment requires extensive detail management and documentation but the costs associated with such processes may be justified compared to the mark to market consequences of not qualifying under SFAS 133 as occurs with its Subordinate MBS and the use of freestanding derivatives, as discussed above.

         Agency MBS—HCM's Agency MBS portfolio consists solely of fixed-rate securities. HCM enters into forward commitments to sell a similar amount of Agency MBS with the same coupon rates on a to be announced basis, "TBA". This is an economic hedging strategy and therefore cannot insulate HCM completely from interest rate risks. In addition, economic hedging involves transaction and other costs which can increase, sometimes dramatically, as the period covered by the economic hedge increases. As a result, these hedging activities may significantly reduce HCM's net interest income on Agency MBS.

Prepayment Risk Management

        Prepayment risk is the risk that homeowners will pay more than their required monthly mortgage payments including payoff of mortgages. As prepayments occur, the amount of principal retained in the security declines faster than what may have been expected, thereby shortening the average life of the security by returning principal prematurely to the holder, potentially at a time when interest rates are low, as prepayment is usually associated with declining interest rates. Prepayments could cause losses if HCM paid a premium for the security. HCM monitors prepayment risk through periodic reviews of the impact of a variety of prepayment scenarios on its revenues, net earnings, dividends, cash flow and net balance sheet market value.

Capital Allocation Guidelines (CAG)—Liquidity Policy

        HCM has capital allocation guidelines ("CAG") to strike a balance in its ratio of debt to equity. Modifications to the CAG require the approval of a majority of the members of HCM's board of directors. The CAG establishes a liquidity requirement and leverage criteria for each class of investment which is intended to keep its leverage balanced by:

  •
  matching the amount of leverage to the level of risk (return and liquidity) of each investment; and

  •
  monitoring the credit and prepayment performance of each investment to adjust the required capital.

        Each quarter, HCM subtracts the face amount of the financing used for the securities from the current market value of the mortgage assets to obtain its current equity positions. HCM then compares this value to the required capital as determined by its CAG. Management is required to maintain the guidelines established in the CAG and adjust the portfolio accordingly.

        With approval of the board of directors, management may change the CAG criteria for a class of investments or for an individual investment based on its prepayment and credit performance relative to the market and HCM's ability to predict or economically hedge the risk of the investments.

        As a result of these procedures, the leverage of HCM's balance sheet will change with the performance of its investments. Good credit or prepayment performance may release equity for purchases of additional investments. Poor credit or prepayment performance may cause additional equity to be allocated to existing investments, forcing a reduction in investments on the balance sheet. In either case, the periodic performance evaluation, along with the corresponding leverage adjustments, is intended to maintain an appropriate level of leverage and reduce the risk to HCM's capital base.

        As further discussed under "—Developments in 2007 and 2008" in this section, the estimated market values of HCM's Subordinate MBS severely declined during 2007. As a result of the increase in credit spreads and decreases in liquidity and the overall uncertainties in the mortgage industry during 2007, HCM's CAG did not fully anticipate such a severe disruption in the market. HCM did not have sufficient cash or capital in its Subordinate MBS portfolio given the severity and quickness of the declines in the value of the portfolio. As a result, HCM entered into the Repurchase Transaction in August 2007 to mitigate the impact of these events.

Non-Core Business and Elimination of Segment Report

        In line with its strategy to focus on its portfolio operations, HCM reduced the technology and loan sale advisory ("LSA") operations that were conducted through HT in 2006, and completed the sale of its due diligence operations in 2007.

        Previously, HT marketed its web-based proprietary software applications to meet specific needs of the mortgage industry in the secure transmission, analysis, valuation, tracking and stratification of loan portfolios. It earned licensing and related servicing fees from its proprietary software applications to government agencies and financial institutions involved in trading and/or originating residential mortgage loans. Through its Servicing Source division, which was sold in December 2006, HT also licensed and used applications to provide financial management of mortgage servicing rights including mark to market valuation, impairment testing, and credit and prepayment analysis to clients. HT no longer actively markets its technology to new clients.

        The LSA operation provided brokerage, asset valuation and consulting services. The brokerage service integrated varying degrees of traditional voice brokerage conducted primarily by telephone, web-enhanced brokerage and online auction hosting. The LSA operation also performed market price valuations for a variety of loan portfolios and offered consulting advice on marketing strategies for those portfolios. The LSA operation was suspended in May 2006.

        HCP, which was sold effective January 12, 2007, provided services to commercial banks, mortgage banks, government agencies, credit unions and insurance companies. The services provided included: loan due diligence (credit and compliance) on a full range of mortgage products, quality control reviews of newly originated mortgage loans, operational reviews of loan origination and servicing operations, mortgage assignment services, loan collateral reviews, loan document rectification, and temporary staffing services. The delivery of the HCP consulting and outsourcing services usually required an analysis of a block or pool of loans on a loan-by-loan basis. This required the use of technology developed and owned by HCP and operated by employees highly specialized and trained by HCP.

        For the year ended December 31, 2006 and prior periods, HCM reported results of operations for three segments: REIT operations, HCP and HT. As a result of the sale of HCP and the significant decrease in the operations of HT in 2006 and the beginning of 2007, the HCM now has only one segment.

Regulation

        Hanover Capital Securities, Inc. ("HCS") is a wholly owned subsidiary of HCP-2 and is a broker/dealer registered with the SEC and is a member of the National Association of Securities Dealers, Inc.

Competition

        HCM competes with a variety of institutional investors for the acquisition of mortgage-related assets. These investors include other REITs, investment banking firms, savings banks, savings and loan associations, insurance companies, mutual funds, pension funds, banks and other financial institutions that invest in mortgage-related assets and other investment assets. Many of these investors have greater financial resources and access to lower costs of capital than HCM does. While there was historically generally a broad supply of liquid mortgage securities for companies like HCM to purchase, HCM cannot provide assurances that it will always be successful in acquiring mortgage-related assets that it deems most suitable for it, because of the number of other investors competing for the purchase of these securities.

Employees

        As of September 30, 2008, HCM had 16 full-time employees. To date, HCM believes it has been successful in its efforts to recruit and retain qualified employees, but there is no assurance that HCM will continue to be successful in the future. None of HCM's employees is subject to collective bargaining agreements.

Trademarks

        HCM's four trademarks that have been registered with the United States Patent and Trademark Office which expire in September 2013, May 2014, June 2014 and September 2014, respectively.

Federal Income Tax Considerations

        HCM has elected to be treated as a REIT for U.S. federal income tax purposes, pursuant to the Code. The material U.S. federal income tax consequences relating to ownership of Surviving Corporation Common Stock are described under "Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of the Ownership of Surviving Corporation Common Stock" beginning on page [    ] of this proxy statement/prospectus.

Properties

        HCM's operations are conducted in two leased office facilities in the United States. A summary of the office leases is shown below:

Location	Office Space (sq. ft.)	Current Annual Rental	Expiration Date	Office Use
Edison, New Jersey	10,128	$183,600	September 2010	Executive, Administration and Technology Operations
New York, New York	2,500	$87,152	December 2010	Executive, Administration, Investment Operations
Total	12,628	$270,752

        HCM believes that these facilities are adequate for its foreseeable office space needs and that lease renewals and/or alternate space at comparable rental rates are available, if necessary. During the normal course of its business, additional facilities may be required to accommodate growth.

        In January 2007, HCM, pursuant to the terms of an asset purchase agreement, sold to Terwin Acquisition I, LLC ("Buyer") certain assets of its wholly-owned subsidiary, HCP-2. As part of that transaction, HCP-2 and the Buyer entered into a Consent to Assignment whereby Buyer assumed all of HCP-2's obligations under a Lease Agreement dated March 1, 1994. Terwin Holdings, LLC ("Terwin"), the parent company of Buyer, guaranteed Buyer's payment obligations under the Lease. The lease, which expires October 31, 2010, provides for a monthly rental of $32,028. Should the Buyer fail to make the rental payments under the lease, and Terwin not honor its Guarantee, the remaining rental obligations under the lease would become an obligation of HCM. The remaining rental obligations under the lease for the period July 1, 2008 through lease expiration, total $896,784.

Legal Proceedings

        From time to time, HCM is involved in litigation incidental to the conduct of its business. HCM is not currently a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on its business, financial condition, or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION OF HCM

        The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this proxy statement/prospectus. Historical results and trends which might appear should not be taken as indicative of future operations. HCM's results of operations and financial condition, as reflected in the accompanying statements and related footnotes, are subject to management's evaluation and interpretation of business conditions, changing capital market conditions, and other factors.

Executive Overview

        HCM's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to unprecedented turmoil in the mortgage and capital markets during 2007 and 2008, HCM incurred a significant loss of liquidity over a short period of time. HCM experienced a net loss of approximately $46.3 million and $80.0 million for the six months ended June 30, 2008 and the year ended December 31, 2007, respectively, and HCM's current operations are not cash flow positive. Additional sources of capital are required for HCM to generate positive cash flow and continue operations beyond 2008. These events have raised substantial doubt about HCM's ability to continue as a going concern.

        In order to preserve liquidity while HCM explores opportunities and alternatives for the future, HCM has taken the following actions to progress through these unprecedented market conditions:

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  In August 2007, HCM converted the short-term revolving financing for its primary portfolio of subordinate mortgage-backed securities ("Subordinate MBS") to a fixed-term financing agreement that was due August 9, 2008 (the "Repurchase Transaction"). Effective August 9, 2008, HCM surrendered to Ramius its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligations under the Repurchase Agreement. On August 6, 2008, HCM notified Ramius of HCM's election to pay all of the Repurchase Price due to Ramius on August 9, 2008, in kind and not with cash. Accordingly, HCM surrendered to Ramius, effective August 9, 2008, its entire portfolio of subordinate mortgage-backed securities in satisfaction of its outstanding obligations under the Repurchase Agreement. HCM still continues to maintain its portfolio of Agency mortgage-backed securities.

  •
  In August 2007, HCM significantly reduced the short-term revolving financing for its other portfolios.

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  During the first quarter of 2008, HCM successfully repaid and terminated all short-term revolving financing without any events of default. HCM repaid substantially all short-term revolving financing on one of its uncommitted lines of credit through the sale of the secured assets. On April 10, 2008 HCM repaid the outstanding balance of approximately $480,000 on its $20 million committed line of credit. On its $200 million committed line of credit, HCM had no borrowings outstanding and mutually agreed with the lender to terminate the financing facility without declaring an event of default thereunder.

  •
  HCM has deferred interest payments on HCM's long-term subordinated debt. HCM had the contractual right to defer the payment of interest for up to four quarters. HCM deferred the payment of interest on the HST-I junior subordinated notes for the quarters ended December 31, 2007, March 31, 2008, June 30, 2008, and September 30, 2008, respectively, with all deferred interest payments being due on December 31, 2008. HCM deferred the payment of interest on the HST-II junior subordinated notes for the quarters ended January 31, 2008, April 30, 2008, and July 31, 2008, respectively. In October 2008, HCM notified the trustee of

    HST-II of its intention to defer the payment of interest on the junior subordinated notes for the quarter ended October 31, 2008. All deferred interest payments for HST-II are due on January 31, 2009.

  •
  HCM sought additional capital alternatives for the future and engaged a financial advisor for this purpose. The financial advisor, KBW introduced HCM to Walter, which led to the contemplated merger transaction with Spinco.

        For the three months ended June 30, 2008, HCM recorded a net loss of $ 22.9 million, compared to a net loss of $11.4 million for the same period in 2007. This increase in net loss is primarily due to an increase in interest expense in connection with the Repurchase Transaction and an increase in mark to market losses of mortgage assets net of free standing derivatives.

        For the six months ended June 30, 2008, HCM recorded a net loss of $ 46.3 million compared to net loss of $10.6 million for the same period of 2007. This increase in net loss is primarily due to an increase in interest expense and deferred financing fees in connection with the Repurchase Transaction and HCM's two committed lines of credit and an increase in the mark to market losses of mortgage assets.

        Significant changes in HCM's financial position are primarily related to the decline in the estimated fair value of HCM's Subordinate MBS portfolio and the reduction in the size of HCM's Agency portfolio. HCM's smaller agency portfolio is not hedged as is its normal policy, because hedging such a small amount would be too costly under these circumstances.

        On April 8, 2008, HCM received notice from the AMEX staff indicating that HCM was not in compliance with (1) Section 1003(a)(i) of the AMEX Company Guide due to stockholders' equity of less than $2,000,000 and losses from continuing operations and net losses in two out of HCM's three most recent fiscal years, and (2) Section 1003(a)(iv) of the AMEX Company Guide in that HCM has sustained losses which are so substantial in relation to its overall operations or existing financial resources, or its financial condition has become so impaired, that it appears questionable, in the opinion of the AMEX, as to whether HCM will be able to continue operations and/or meet its obligations as they mature. HCM was afforded the opportunity to submit a plan of compliance and, on May 8, 2008, submitted its plan to the AMEX. The AMEX did not, at that time, accept the HCM's plan, and HCM appealed its decision with a scheduled hearing date of August 26, 2008. In support of its position, prior to the hearing, HCM submitted to the AMEX certain supplemental materials, on a confidential basis, in advance of such hearing date. Such supplemental materials, including the most recent draft of the Merger Agreement and other related documents related to merger with Spinco. Based on those supplemental materials, the AMEX notified HCM on August 25, 2008 that it was cancelling the hearing and granting HCM an extension to regain compliance with the continued listing standards. Currently, HCM is subject to periodic review by the AMEX staff during the extension period. Failure to make progress consistent with the plan and to achieve certain milestones, or to regain compliance with the continued listing standards by the end of the extension period could result in HCM's stock being delisted from the AMEX. These include, but are not limited to, HCM meeting the following milestones relative to the merger based on the information set forth in HCM's plan: (i) entry into a definitive merger agreement with Spinco by September 30, 2008; (ii) close the merger with Spinco and effect a reverse stock split by December 31, 2008; and (iii) the post-transaction entity must meet the AMEX's initial listing standards. On October 1, 2008, AMEX merged with the New York Stock Exchange, and all companies formerly trading on AMEX now trade on the NYSE Alternext platform. In the event that our stock is delisted by NYSE Alternext, or if it becomes apparent to HCM that it will be unable to meet NYSE Alternext's continued listing criteria in the foreseeable future, HCM may seek to have its stock listed or quoted on another national securities exchange or quotation system. If its securities are delisted from NYSE Alternext, then it may trade on the Over-the-Counter-Bulletin Board, which is viewed by most investors as a less desirable and less liquid market place.

However, HCM cannot assure you that, if its common stock is listed or quoted on such other exchange or system, the market for our common stock will be as liquid as it has been on the NYSE Alternext. As a result, if HCM is delisted by NYSE Alternext or it transfers its stock to another exchange or quotation system, the market price for its common stock may become more volatile than it has been historically. Delisting from NYSE Alternext could make trading its stock more difficult for investors, leading to declines in share price. Delisting of our stock would also make it more difficult and expensive for HCM to raise additional capital.

        Since August 2008, HCM continues to invest in whole pool agency securities primarily to enable it to maintain its REIT status and Investment Company Act of 1940 Act exemption. Additionally, HCM is currently focusing on generating fee income through HCP-2 by rendering valuations, loan sale advisory, and other related services to private and government agencies.

        For the year ended December 31, 2007, HCM's net loss of $(80.0) million was $77.1 million larger than the previous year's net loss of $(2.9) million. This increase in HCM's net loss was primarily due to impairment expense of $73.6 million for other than temporary declines in fair value of its Subordinate MBS portfolio, a $3.8 million reduction in net interest income on its Subordinate MBS, impairment expense of $1.3 million for other than temporary declines in fair value of its other subordinate security and a $0.5 million legal settlement, partially offset by a gain on sale of $1.3 million of its HCP business. The gain on the sale of HCM's HCP business was included in income from discontinued operations.

        Significant changes in HCM's financial position for 2007 were primarily related to the significant impairments recorded on HCM's Subordinate MBS portfolio and the significant reduction in the size of its Agency MBS portfolio.

        For the year ended December 31, 2006, HCM's net loss of $(2.9) million was $4.3 million lower than the previous year's net income of $1.4 million. This decrease is primarily attributable to a goodwill impairment charge for HT of $2.5 million and lower operating income of HCM's portfolio operations. The decline in operating income in 2006 was primarily the result of lower gains earned in 2006 than HCM experienced in 2005 in its Subordinate MBS portfolio and impairments on real estate owned by HDMF-I. The gains in 2006 were $0.8 million compared to $4.1 million in 2005. HCM had impairments of real estate owned of $1.2 million during 2006.

        Significant changes in HCM's financial position for 2006 were primarily related to further investments from the proceeds of our issuance of junior subordinated notes of $40 million issued in conjunction with the creation of two statutory trusts.

Description of Business

        HCM's principal business has been to generate net interest income by investing in Subordinate MBS, collateralized by pools of prime single-family mortgage loans, and purchasing prime whole single-family mortgage loans for investment, securitization and resale. HCM's primary strategy was to purchase the junior tranches of prime residential mortgage securitizations, which are exposed to the first credit losses of the underlying loan pool ("non-investment grade" or "first loss" tranches), and generally represent under 1% of the total principal balance of all loans in the pool. These investments were purchased at a discount to par value. The collateral underlying the securitizations in these investments are comprised of prime, jumbo single-family mortgage loans that are usually conforming, except for loan size.

        HCM attempted to increase the earnings potential in its investments by leveraging its purchases of mortgage securities with borrowings obtained primarily through the use of sales with Repurchase Agreements. Historically, the borrowings under these Repurchase Agreements were on a 30 day revolving basis and were generally at 50 to 97 percent of the security's fair market value, depending on the security, and were adjusted to market value each month as the Repurchase Agreements were re-established. On August 10, 2007, because of severe liquidity position created by large margin calls and diminishing credit available to it, HCM entered into a new Repurchase Agreement and repaid substantially all of its then-outstanding Repurchase Agreements. This Repurchase Agreement had a term of one year, was not adjusted to market value, and had a significantly higher effective interest rate than HCM's previous borrowings. Effective August 9, 2008, HCM surrendered to Ramius its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligations under the Repurchase Agreement.

        Other mortgage security or mortgage loan financing has been accomplished through the use of committed lines of credit, usually under Repurchase Agreements or through the creation of collateralized mortgage obligations ("CMOs").

        Recent turmoil in the mortgage and credit markets have curtailed the availability of financing and the volume of securitizations and credit enhancement structures.

        HCM maintains a portfolio of whole-pool Fannie Mae and Freddie Mac mortgage-backed securities, or Agency MBS primarily to satisfy certain exemptive provisions of the 1940 Act. HCM does not take deposits or raise money in any way that would subject HCM to consumer lending or banking regulations and HCM does not deal directly with consumers. On occasion, HCM may receive income from real estate investment management services that can include asset management and administrative services.

Non-Core Business

        In line with HCM's strategy to focus on its portfolio operations, HCM reduced the technology and loan sale advisory ("LSA") operations that were conducted through Hanover Trade ("HT") in 2006, and completed the sale of its due diligence operations in 2007.

        HT provided technology services and marketed its web-based proprietary software applications to meet specific needs of the mortgage industry in the secure transmission, analysis, valuation, tracking and stratification of loan portfolios. It earned licensing and related servicing fees from its proprietary software applications to government agencies and financial institutions involved in trading and/or originating residential mortgage loans. HT no longer actively markets its technology.

        The LSA operation provided brokerage, asset valuation and consulting services. The brokerage service integrated varying degrees of traditional voice brokerage conducted primarily by telephone, web-enhanced brokerage and online auction hosting. The LSA operation also performed market price valuations for a variety of loan portfolios and offered consulting advice on marketing strategies for those portfolios. The LSA operation was suspended in May 2006.

        HCP, which was sold effective January 12, 2007, provided services to commercial banks, mortgage banks, government agencies, credit unions and insurance companies. The services provided included: loan due diligence (credit and compliance) on a full range of mortgage products, quality control reviews of newly originated mortgage loans, operational reviews of loan origination and servicing operations, mortgage assignment services, loan collateral reviews, loan document rectification, and temporary staffing services. The delivery of the HCP consulting and outsourcing services usually required an analysis of a block or pool of loans on a loan-by-loan basis. This required the use of technology developed and owned by HCP and operated by employees highly specialized and trained by HCP.

Current Market Conditions and Material Events

        The overall delinquencies on the mortgage loans collateralizing HCM's Subordinate MBS have continued to increase. HCM believes these delinquencies are primarily the result of underwriting deficiencies and declining housing prices. This increase in delinquencies has led to a much higher level of foreclosures than HCM has previously experienced. Upon foreclosure, HCM may incur a loss equal to the excess of the outstanding mortgage loan balance over the sales price of the property and all carrying and maintenance costs until the property is sold. HCM incurred losses of approximately $6,775,000 allocated to its Subordinate MBS portfolio for the six months ended June 30, 2008. Although these losses are generally within HCM's overall loss reserve in the original purchase discount, these losses are much greater than HCM's historical experience. Information and various business analyses indicate that a weak real estate and mortgage securities market is expected to continue through at least 2008. As a result, losses in Subordinate MBS are expected to remain at higher levels for the remainder of 2008.

        Beginning in the second quarter of 2007 and every quarter thereafter, HCM has received decreasing amounts of useful current market value information from third parties to determine the estimated fair value of its Subordinate MBS. Also, during this time frame, virtually all trading of Subordinate MBS for all market participants ceased. Despite this decline in available information, economic information and general industry information suggests that credit spreads on its securities have increased during the six months ended June 30, 2008. HCM believes this increase is primarily the result of overall increased loss assumptions by market participants on mortgage-backed securities.

        The overall mortgage market experienced a significant decline in liquidity during the latter half of 2007 into 2008. This liquidity decline has significantly reduced the amount of financing activity within the financial markets and, in particular, in the mortgage industry. As HCM continues to see in 2008, the market environment is stagnant and there have been no significant changes that would improve the availability of financing vehicles. As a result, HCM does not believe short-term financing facilities will be available to it.

Fair Value Disclosures of HCM's Consolidated Balance Sheet

        Certain assets and liabilities on HCM's consolidated balance sheet are presented on a historical cost basis and others at estimated fair value. As a result of HCM's overall financial condition and the potential impact of the Repurchase Transaction on August 9, 2008, certain assets and liabilities have a significant difference between the historical cost basis and the estimated fair value. HCM believes the presentation of its entire consolidated balance sheet on a fair value basis is useful to illustrate these differences. The estimated fair value of all of its assets and liabilities and off-balance sheet financial instruments are as follows (dollars in thousands):

	June 30, 2008		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	$2,597	$2,597	$7,257	$7,257
Accrued interest receivable	1,068	1,068	1,241	1,241
Mortgage loans:
Collateral for CMOs	5,395	5,049	6,182	6,118
Mortgage securities
Trading	4,192	4,192	30,045	30,045
Available for sale	43,508	43,508	82,695	82,695
Other subordinate security, available for sale	1,510	1,510	1,477	1,477
Restricted cash	487	487	480	480
Equity investments in unconsolidated affiliates	1,566	—	1,509	—
Deferred financing costs	976	—	2,105	—
Prepaid expenses and other assets	941	941	2,197	2,197

Total assets	$62,240	$59,352	$135,188	$131,510

Liabilities:
Repurchase Agreements—revolving term	$—	$—	$28,926	$28,926
Repurchase Agreements—fixed term	84,027	43,508	79,928	79,279
CMO borrowing	3,389	3,131	4,035	3,916
Accounts payable, accrued expenses and other liabilities	5,521	5,521	6,709	6,709
Liability to subsidiary trusts	41,239	5,000	41,239	5,731

Total liabilities	$134,176	57,160	$160,837	124,561
Net equity	(71,936)	2,192	(25,649)	6,949

Total liabilities and net equity	$62,240	$59,352	$135,188	$131,510

Forfeiture of Securities under Repurchase Transaction

        As of June 30, 2008, the overall estimated fair value of HCM's Subordinate MBS portfolio pledged under the Repurchase Transaction is below the contractual repayment amount of the Repurchase Transaction by approximately $41.4 million and the lender has recourse only against HCM's Subordinate MBS portfolio and not to any other asset or right. Accounting principles generally accepted in the United States of America ("GAAP") preclude HCM from considering the contractual repayment amount of the Repurchase Transaction, and its recourse limitation, as the estimated fair value or a realizable value for its Subordinate MBS. Therefore, without considering the contractual repayment obligation, the estimated fair value of the Subordinate MBS securities declined significantly, and HCM recorded an other-than-temporary impairment of $40.2 million during the six months ended June 30, 2008.

Retirement of Liability under Repurchase Agreement

        On August 6, 2008, HCM elected to pay all of the Repurchase Price (as defined in the Repurchase Agreement) due to Ramius on August 9, 2008, in kind and not with cash.

        Accordingly, HCM surrendered to Ramius, effective August 9, 2008, its entire portfolio of subordinate mortgage-backed securities in satisfaction of its outstanding obligation under the Repurchase Agreement. HCM still continues to maintain its portfolio of Agency mortgage-backed securities.

        The effect on HCM's financial position as of June 30, 2008, of surrendering the portfolio to satisfy the Repurchase Agreement liability is the elimination of the its liability under the Repurchase Agreement, the elimination of the Subordinate MBS portfolio and elimination of certain deferred costs that were being amortized to the due date of the Repurchase Agreement.

Effect of Surrender of Subordinate MBS
As of June 30, 2008
(dollars in thousands)

Liability under Repurchase Agreement	$84,027
Less—Carry value of Subordinate MBS surrendered	(43,508)
Less—Carry value of certain costs being amortized to August 9, 2008	(316)

Pro Forma Gain upon surrender	$40,203

        The gain will be recognized in income during the third quarter of 2008.

Critical Accounting Estimates

        The significant accounting policies used in preparation of HCM's Consolidated Financial Statements are described in Note 2 to the Consolidated Financial Statements included in this proxy statement/ prospectus. Certain critical accounting policies are complex and involve significant judgment by HCM's management, including the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. As a result, changes in these estimates and assumptions could significantly affect HCM's financial position or its results of operations. HCM bases its estimates on historical experience and on various other assumptions that HCM believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities.
Valuation of Mortgage Securities

        HCM's Subordinate MBS securities are not readily marketable with quoted market prices. To obtain the best estimate of fair value requires a current knowledge of the Subordinate MBS attributes, characteristics related to the underlying mortgages collateralizing the securities and the market for these securities. HCM maintains extensive data related to the collateral of its Subordinate MBS and as a result is able to apply this data and all other relevant market data to its estimates of fair value. As a result, HCM has classified the fair value measurements used to estimate fair value for these assets as Level 3 inputs within the fair value hierarchy. HCM believes the estimated fair values used reasonably reflect the values HCM may have been able to receive, as of June 30, 2008, should HCM have chosen to sell them. Many factors must be considered in order to estimate market values, including, but not limited to, estimated cash flows, interest rates, prepayment rates, amount and timing of credit losses, supply and demand, liquidity, and other market factors. Accordingly, HCM's estimates are inherently subjective in nature and involve uncertainty and judgment to interpret relevant market and other data. Amounts realized in actual sales may differ from the fair values presented. HCM's Subordinate MBS securities, valued using Level 3 methods, are approximately 70% of its total assets.

        Beginning in the second quarter of 2007 and every quarter thereafter, HCM has received a decreasing amount of useful current market value information from third parties to determine the estimated fair value of its Subordinate MBS. Also during this time frame, virtually all trading of

Subordinate MBS for all market participants ceased. The fair value estimation process has been difficult due to the lack of market data and the uncertainties in the markets regarding the extent and severity of possible future loss, availability of financing, housing prices, economic activity and Federal Reserve activities.

        During the third and fourth quarters of 2007, due to unprecedented disruptions in the secondary mortgage markets, virtually all trading of Subordinate MBS for all market participants ceased. The fair value estimation process has been difficult due to the lack of market data and the uncertainties in the markets regarding the extent and severity of possible future losses, availability of financing, housing prices, economic activity and Federal Reserve activities.

        HCM used a combination of market inputs to arrive at an estimate of fair value for the securities in its Subordinate MBS portfolio as of December 31, 2007. Inputs included estimates from a third party pricing service, results from internal proprietary pricing models and various inputs from dealer firms including security specific prices and market yields. The estimate of fair value required considerable judgment and estimates.

        As previously reported, during the third quarter of 2007, HCM changed our estimation process from exclusively using our enhanced internal pricing model to using selective judgments from among various inputs including input from a pricing service offered by a third party pricing firm, dealer prices and dealer inputs. The third-party pricing service represents that they receive reliable credit spreads and prepayment speeds from various investment firms and broker / dealers and information as to trade prices that had occurred.

        During the fourth quarter of 2007, HCM again used multiple inputs that include estimates from multiple market inputs, results from internal proprietary pricing models, and various inputs from several dealer firms including security specific prices and market yield spreads which were converted to a price. The resulting estimated prices were also correlated to the net present values of cash flows used in HCM's proprietary pricing model updated for market inputs for estimated prepayment speeds and default and severity rates. The resulting values for estimated fair value as of December 31, 2007, were derived from a combination of all the inputs.

        HCM believes these changes and modifications to our process, required by unprecedented disruptions in the market place, are changes in estimates under SFAS No. 154 and have been applied prospectively.

        HCM determined estimated fair value for its Subordinate MBS as of June 30, 2008, primarily through the use of a discounted cash flow model. The cash flows are determined on a security by security basis and updated for market inputs for estimated prepayment speeds and default and severity rates. The discount rates were determined through inputs from several dealer firms and HCM's overall understanding of requirements in the market. HCM reviewed and determined the appropriateness of the discount rates based upon the credit rating of the securities and the year of issuance of the securities. This model is consistent with the determination of estimated fair value as of December 31, 2007, and March 31, 2008.

Amortization of Purchase Discounts on Mortgage Securities

        Purchase discounts on mortgage securities are recognized in earnings as adjustments to interest income (accretable yield) using the effective yield method over the estimated lives of the related securities as prescribed under the Emerging Issues Task Force of the Financial Accounting Standards Board 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets (EITF 99-20). Estimates and judgments related to future levels of mortgage prepayments, mortgage default assumption rates and timing and amount of credit losses are critical to this determination. Mortgage prepayment expectations, default rate assumptions, and timing and amount of credit losses can vary considerably from period to period based on current and projected changes in interest rates and other factors such as portfolio composition. HCM estimates mortgage prepayments, defaults and credit losses based on past experiences with specific investments within the portfolio and current market expectations for changes in the interest rate environment. Effective yields are directly related to security values, estimated future cash flows, and market interest rates if any are available. HCM's estimates could vary widely from the actual income ultimately experienced and, such variances could be material.

Valuation of Other Subordinate Security

        HCM's other subordinate security is not readily marketable with quoted market prices. It is an asset-backed security collateralized by loans secured by manufactured housing and related real estate. HCM is unaware of any similar securities and the potential market for this security is limited. HCM estimates the fair value of this security through a discounted cash flow model using an interest rate that HCM believes is representative of rates required by potential investors based upon the credit rating of the security. As a result, HCM has classified the fair value measurements used to estimate the fair value for this security as Level 3 inputs within the fair value hierarchy. HCM believes the estimated fair value used reasonably reflects the value HCM may have been able to receive, as of June 30, 2008, should HCM have chosen to sell the security. However, HCM's estimates are inherently subjective in nature and involve uncertainty and judgment to interpret relevant market and other data. Amounts realized in actual sales may differ from the value presented.

Other-than-temporary Impairments

        As of June 30, 2008, the gross unrealized loss for HCM's entire Subordinate MBS portfolio is considered to be an other-than-temporary impairment. These declines appear to be attributable to increases in market interest rates and credit spreads and changes in the loss or repayment assumptions affecting cash flows, and the turmoil in the industry is exceptional and much greater than the normal cyclical swings. HCM is unable to predict when a recovery will occur and the level of recovery.

Goodwill Analysis for HT

        During the second quarter of 2006, HCM performed an assessment of the goodwill balance assigned to HT for potential impairment. HCM determined HT had a fair value in excess of its book value as of June 30, 2006 and, therefore, the goodwill was not impaired. The fair value determination was performed using an income approach based upon the discounted cashflow method. The projected cashflows were estimated by tax-effecting forecasted revenue and expenses for several future periods. These projections include estimated revenue from our existing customers and additional revenue from new customers.

        Subsequent to HCM's valuation performed as of June 30, 2006, HCM received notices from three customers terminating the services they receive from HCM. As part of the valuation analysis, HCM anticipated all of these customers to continue to receive services from HCM for several years into the future and one of these customers represented a significant portion of the projected revenue.

        As a result of these terminations, HCM decided to re-perform the assessment of the goodwill balance for potential impairment using updated forecasted revenues and expenses. The assessment indicated that the HT reporting unit had a fair value below its book value. In accordance with the second step of the assessment, HCM determined the fair value of the identifiable assets of the HT reporting unit and calculated the goodwill balance as the excess of the fair value of the entire reporting unit over the fair value of the identifiable assets of the reporting unit. The goodwill was fully impaired resulting in an impairment expense of $2.5 million for the year ended December 31, 2006.

Financial Condition

        The most significant changes in HCM's balance sheet as of June 30, 2008, compared to December 31, 2007, and December 31, 2006, are reflected in the net decrease of its investment portfolio and changes in related accounts including the decrease in its cash balances. The tables below present the primary assets of HCM's investment portfolio net of related financing (dollars in thousands):

June 30, 2008	Principal Balance	Carrying Value	Financing	Net Equity
Mortgage Loans:
Collateral for CMOs	$5,638	$5,395	$3,389	$2,006
Subordinate MBS:
Available for sale	217,979	43,508	84,027	(40,519)
Agency MBS:
Trading	4,152	4,192	—	4,192

Total	$227,769	$53,095	$87,416	$(34,321)

December 31, 2007	Principal Balance	Carrying Value	Financing	Net Equity
Mortgage Loans:
Collateral for CMOs	$6,464	$6,182	$4,535	$1,647
Subordinate MBS:
Available for sale	225,769	82,695	79,928	2,767
Agency MBS:
Trading	29,556	30,045	28,426	1,619

Total	$261,789	$118,922	$112,889	$6,033

December 31, 2006	Principal Balance	Carrying Value	Financing	Net Equity
Mortgage Loans:
Held for sale	$—	$—	$—	$—
Collateral for CMOs	10,149	9,736	8,082	1,654

	10,149	9,736	8,082	1,654
Subordinate MBS:
Available for sale	230,751	154,599	89,959	64,640
Agency MBS:
Trading	106,479	105,104	102,590	2,514
Held to maturity	5,845	6,254	—	6,254

	112,324	111,358	102,590	8,768

Total	$353,224	$275,693	$200,631	$75,062

        In March 2008, HCM entered into a Termination Agreement on its $200 million loan facility with the lending institution, without the declaration of any defaults under the facility. Pursuant to the terms of the Termination Agreement, the parties mutually agreed to voluntarily terminate the facility at no further costs to HCM other than certain minor document preparation costs. There were no borrowings under the facility at termination.

        In April 2008, HCM repaid the outstanding line of credit on its $20 million facility.

        From December 31, 2007 to June 30, 2008, HCM's Subordinate MBS portfolio has decreased in principal balance by $7.8 million and its carrying value has decreased by $39.2 million. The principal balance decreased due to principal payments on the securities and losses allocated to the securities from defaults on the underlying mortgage loans. The carrying value decreased primarily due to the reduced fair value of these securities for the six months ended June 30, 2008. HCM's net equity in this portfolio is negative as the estimated fair value is below the contractual repayment amount of the related financing. The lender of this financing has recourse against only HCM's Subordinate MBS and not any other asset or right.

        From December 31, 2006 to December 31, 2007, HCM's Subordinate MBS portfolio decreased in principal balance by $5.0 million and its carrying value has decreased by $71.9 million. The principal balance decreased due to principal payments on the securities and losses allocated to the securities from defaults on the underlying mortgage loans. The carrying value decreased primarily due to increases in credit spreads that reduced the fair value of these securities during the year ended December 31, 2007. HCM's net equity in this portfolio decreased by $61.9 million primarily due to the decrease in the carrying values.

        The Agency MBS classified as trading are held primarily to satisfy certain exemptive provisions of the 1940 Act. In February 2008 and March 2008, HCM sold all of its Agency MBS and repaid all related Repurchase Agreements in order to generate some liquidity and close existing Repurchase Agreements on this portfolio. In March 2008, HCM purchased approximately $4.2 million of Agency MBS without any financing. These securities are highly liquid assets. On August 15, 2007, HCM sold its entire portfolio of Agency MBS in order to generate some liquidity and close existing borrowing positions with lenders. On August 29, 2007, HCM financed the acquisition of approximately $30 million of Agency MBS, with a 30-day revolving Repurchase Agreement. As a result, HCM maintained compliance with the 1940 Act during the year ended December 31, 2007.

        HCM's book value per common share as of June 30, 2008 was $(8.31) compared to $(2.96) as of December 31, 2007. The decrease in book value is primarily attributable to its net loss of $46.3 million. HCM's book value per common share as of December 31, 2007 was $(2.96) compared to $6.99 as of December 31, 2006. The decrease in book value is primarily attributable to its net loss of $78.6 million and its other comprehensive loss of $2.4 million for the year ended December 31, 2007, HCM's dividend for the first quarter of 2007 of $1.2 million and the issuance of 600,000 shares of common stock in August 2007 in connection with the Repurchase

Results of Operations

Revenue comparison three and six months ended June 30, 2007 and June 30, 2008

Revenues by Portfolio Type
(dollars in thousands)

	Three Months Ended June 30,			Six Months Ended June 30,
			2008 Favorable (Unfavorable)			2008 Favorable (Unfavorable)
	2008	2007		2008	2007
Mortgage Loans including CMO Collateral
Interest income	$100	$121	$(21)	$211	$292	$(81)
Interest expense	(35)	(93)	58	(108)	(231)	123

Net interest income	65	28	37	103	61	42
Other	13	72	(59)	27	72	(45)

Total	78	100	(22)	130	133	(3)
Subordinate MBS
Interest income	3,434	4,601	(1,167)	7,976	9,252	(1,276)
Interest expense	(4,322)	(1,432)	(2,890)	(9,056)	(2,900)	(6,156)

Net interest income	(888)	3,169	(4,057)	(1,080)	6,352	(7,432)
Gains (losses) on sale	—	3	(3)	—	194	(194)
Mark to market	(18,989)	(11,910)	(7,079)	(40,156)	(11,994)	(28,162)

Total	(19,877)	(8,738)	(11,139)	(41,236)	(5,448)	(35,788)
Agency MBS
Interest income	60	1,502	(1,442)	348	3,062	(2,714)
Interest expense	—	(1,310)	1,310	(191)	(2,649)	2,458

Net interest income	60	192	(132)	157	413	(256)
Gains (losses) on sale	—	—	—	479	—	479
Mark to market	(63)	(2,547)	2,484	(381)	(2,450)	2,069
Freestanding derivatives	—	2,464	(2,464)	(98)	2,316	(2,414)

Total	(3)	109	(112)	157	279	(122)
Other
Interest income	104	264	(160)	234	514	(280)
Interest expense	(951)	(913)	(38)	(1,881)	(1,827)	(54)

Net interest income	(847)	(649)	(198)	(1,647)	(1,313)	(334)
Mark to market	—	(24)	24	—	(180)	180
Freestanding derivatives	—	4	(4)	—	(15)	15
Technology and loan brokering and advisory services	55	200	(145)	280	873	(593)
Other	(15)	(139)	124	1,600	(180)	1,780

Total	(807)	(608)	(199)	233	(815)	1,048

Total	$(20,609)	$(9,137)	$(11,472)	$(40,716)	$(5,851)	$(34,865)

        Net interest income for HCM's Mortgage Loan portfolio for the three and six months ended June 30, 2008 increased compared to the same periods of 2007 due to increased payoffs on the seasoned mortgages in the CMOs.

        For HCM's Subordinate MBS portfolio, the mark to market loss increased by $7.1 million and $28.2 million for the three and the six months ended June 30, 2008 compared to the same periods of 2007. The increase in market loss is due to other-than-temporary declines in estimated fair value. Similar other-than-temporary impairments were not experienced during the same period of 2007. Net interest income decreased for this same period, compared to 2007, due to the increased interest expense associated with the new fixed-term financing facility HCM established in August 2007. HCM had no gains on sales of securities for the three and six months ended June 30, 2008 compared to gains of $0.2 million for the same periods in 2007. HCM sold 18 and 2 securities during the first and second quarter of 2007, respectively, as part of a minor portfolio reorganization and anticipation of potential credit issues.

        Generally, HCM finances its Agency MBS classified as trading via repurchase agreements and are hedged through forward sales of similar securities. The net revenue generated from this portfolio is heavily dependent upon changes in the short-term and long-term interest rates and the spread between these two rates. The net change in the performance of this portfolio is due to the timing of differences arising from the changes in the interest rates and minor differences between the principal amount of the securities and the notional amount of the hedging activity. The overall declines in the gross interest income and gross interest expense for the three and six months ended June 30, 2008, compared to the same period in 2007, is due to the significant reduction in the size of this portfolio.

        Other interest income includes interest earned from the other subordinate security and cash and cash equivalents. Other interest expense is interest incurred on the subordinated debt issued to HCM's subsidiary trusts, HST-I and HST-II.

        Other income (expense) for the three and six months ended June 30, 2008 increased compared to the same period in 2007 due to the reversal of a $1.6 million reserve for the estimated cost of closing HCM's warehouse facility.

        Loan sale advisory and technology revenue has decreased due to the termination of technology services by several of HCM's clients in 2006 and early 2007, and its cessation of marketing these services in 2006.

        Other freestanding derivatives represent the mark to market of the carrying value of HCM's interest rate caps used to hedge the financing costs of its portfolio. The expense from the change in the market value of these derivatives increased for the six months ended June 30, 2008, compared to the same period in 2007. These changes in market value are due to the passage of time and one-month LIBOR remaining substantially at or below the strike rate of the interest rate caps.

Revenue comparison of 2007 and 2006

Revenues by Portfolio Type
(dollars in thousands)

	Years Ended December 31,
			2007 Favorable (Unfavorable)
	2007	2006
Mortgage Loans including CMO Collateral
Interest income	$532	$1,048	$(516)
Interest expense	(400)	(722)	322

Net interest income	132	326	(194)
Gains (losses) on sale	—	94	(94)
Loan loss reserve	—	—	—
Mark to market	—	15	(15)
Other	102	—	102

Total	234	435	(201)
Subordinate MBS
Interest income	19,139	16,847	2,292
Interest expense	(11,466)	(5,365)	(6,101)

Net interest income	7,673	11,482	(3,809)
Gains (losses) on sale	194	849	(655)
Mark to market	(73,895)	(389)	(73,506)

Total	(66,028)	11,942	(77,970)
Agency MBS
Interest income	4,251	5,020	(769)
Interest expense	(3,704)	(4,202)	498

Net interest income	547	818	(271)
Gains (losses) on sale	(997)	(109)	(888)
Mark to market	(497)	1,714	(2,211)
Freestanding derivatives	1,225	(2,214)	3,439

Total	278	209	69
Other
Interest income	901	1,363	(462)
Interest expense	(3,654)	(3,653)	(1)

Net interest income	(2,753)	(2,290)	(463)
Mark to market	(1,542)	(1,192)	(350)
Freestanding derivatives	(26)	(130)	104
Technology and loan brokering and advisory services	1,312	2,962	(1,650)
Other	(1,644)	(77)	(1,567)

Total	(4,653)	(727)	(3,926)

Total	$(70,169)	$11,859	$(82,028)

        Net interest income from HCM's Mortgage Loan portfolio decreased for the year ended December 31, 2007 compared to the same period of 2006 primarily due to a decrease in the level of collateral for CMOs and related financing in 2006 and the sale of mortgage loans classified as held for sale during April of 2006.

        For HCM's Subordinate MBS portfolio, the mark to market loss increased by $73.5 million for the year ended December 31, 2007 compared to the same period of 2006. The increase in market loss, HCM determined, was due to other than temporary declines in fair value primarily throughout the latter half of 2007. Similar declines in fair value were not experienced during 2006. For this same portfolio and related periods, net interest income decreased for the year ended December 31, 2007, compared to the same period of 2006 due to an increase in the interest expense associated with the new fixed-term financing facility we established in August 2007. This decrease is partially offset by an increase in interest income from the increase in the size of this portfolio for 2007 compared to 2006. During the beginning of 2006, HCM was still investing the proceeds from its $20 million trust preferred securities offering in November 2005 and were not fully invested until the end of March 2006. HCM had gains on sales of securities of $0.2 million for the year ended December 31, 2007, compared to gains on sales of $0.8 million for the same period of 2006. HCM sold 18 securities during the first two quarters of 2007 as part of a minor portfolio reorganization and in anticipation of potential credit issues.

        Generally, HCM's Agency MBS classified as trading were financed via Repurchase Agreements and were hedged through forward sales of similar securities. The net revenue generated from this portfolio was heavily dependent upon changes in the short-term and long-term interest rates and the spread between these two rates. The net change in the performance of this portfolio was due primarily to the timing of differences arising from the changes in the interest rates and minor differences between the principal amount of the securities and the notional amount of the hedging activity. On August 15, 2007, HCM sold its entire portfolio of Agency MBS in order to generate some liquidity and close existing borrowing positions with lenders. Although HCM purchased approximately $30 million of Agency MBS on August 29, 2007, the size of its Agency MBS portfolio during the latter part of 2007 was significantly smaller than during 2006 and the beginning of 2007. In addition, the net revenue has been positively impacted by the interest income generated from Agency MBS classified as held to maturity, which were not hedged through forward sales and were not financed for the majority of 2007 and 2006.

        Other interest income included interest earned from the other subordinate security and cash and cash equivalents. Other interest expense was interest incurred on the subordinated debt issued to HCM's subsidiary trusts, HST-I and HST-II.

        Other mark to market for the year ended December 31, 2007 was primarily due to other-than-temporary declines in the estimated fair value of our other subordinate security due to increases in credit spreads. Similar declines did not occur during the year ended December 31, 2006. Other mark to market also represented a write-down of REO that was acquired in 2005 and was included in other assets. The local economy for a portion of these properties had a significant downturn, which depressed the value of these properties. At December 31, 2007, HCM had one remaining property to be sold with a total carrying value of approximately $8,000.

        Other freestanding derivatives represented the mark to market of HCM's interest rate caps used to hedge the financing costs of its portfolio. The expense from the change in the market value of these derivatives decreased for the year ended December 31, 2007 compared to the same period in 2006. These reductions in market value were due to the passage of time and one-month LIBOR remaining substantially at or below the strike rate of the interest rate caps.

        Loan sale advisory and technology revenue decreased due to the suspension of the loan sale advisory activities in May 2006, the termination of technology services by several of HCM's clients in 2006 and early 2007, and the cessation of its marketing activities for our technology solutions in 2006.

Revenue comparison of 2006 to 2005

Revenues by Portfolio Type
(dollars in thousands)

	Years Ended December 31,
			2006 Favorable (Unfavorable)
	2006	2005
Mortgage Loans including CMO Collateral
Interest income	$1,048	$2,179	$(1,131)
Interest expense	(722)	(1,640)	918

Net interest income	326	539	(213)
Gains (losses) on sale	94	377	(283)
Loan loss reserve	—	(26)	26
Mark to market	15	(201)	216

Total	435	689	(254)
Subordinate MBS
Interest income	16,847	8,471	8,376
Interest expense	(5,365)	(2,184)	(3,181)

Net interest income	11,482	6,287	5,195
Gains (losses) on sale	849	4,138	(3,289)
Mark to market	(389)	(562)	173
Other	—	33	(33)

Total	11,942	9,896	2,046
Agency MBS
Interest income	5,020	4,908	112
Interest expense	(4,202)	(2,774)	(1,428)

Net interest income	818	2,134	(1,316)
Gains (losses) on sale	(109)	—	(109)
Mark to market	1,714	(2,300)	4,014
Freestanding derivatives	(2,214)	234	(2,448)

Total	209	68	141
Other
Interest income	1,363	738	625
Interest expense	(3,653)	(1,686)	(1,967)

Net interest income	(2,290)	(948)	(1,342)
Mark to market	(1,192)	348	(1,540)
Freestanding derivatives	(130)	(54)	(76)
Technology and loan brokering and advisory services	2,962	4,701	(1,739)
Other	(77)	569	(646)

Total	(727)	4,616	(5,343)

Total	$11,859	$15,269	$(3,410)

        Net interest income from HCM's Mortgage Loan portfolio decreased for the year ended December 31, 2006 compared to the same period of 2005 primarily due to a decrease in the level of collateral for CMOs and related financing in 2006 and the sale of mortgage loans classified as held for sale during April of 2006.

        For HCM's Subordinate MBS portfolio, interest income increased for the year ended December 31, 2006 compared to the same period of 2005 due to the significant increase in the size of this portfolio and, to a lesser extent, increases in the interest rate for adjustable rate securities. For this same portfolio and related periods, interest expense increased as HCM increased financings to correspond with the increase in the portfolio and because the one-month LIBOR rate, the basis for all of the financings, has increased consistently through 2005 and 2006. HCM had gains on sales of securities of $0.8 million for the year ended December 31, 2006 compared to $4.1 million for the same period of 2005. This decrease in gains is the result of HCM's long-term strategy shift that began in the middle of 2005, to focus on net interest income rather than gains on sale of securities. HCM sold 15 and 19 securities during the second and third quarter of 2006, respectively, as part of a minor portfolio reorganization and anticipation of potential credit issues.

        Generally, HCM's Agency MBS classified as trading were historically financed via Repurchase Agreements and were hedged through forward sales of similar securities. The net revenue generated from this portfolio was heavily dependent upon changes in the short-term and long-term interest rates and the spread between these two rates. The net change in the performance of this portfolio was due to the timing of differences arising from the changes in the interest rates and minor differences between the principal amount of the securities and the notional amount of the hedging activity. In addition, the 2006 net revenue was positively impacted by the interest income generated from Agency MBS classified as held to maturity, which were not hedged through forward sales and were not financed for the majority of 2006, as these securities were not acquired until the fourth quarter of 2005. Other interest income includes interest earned from the other subordinate security and cash and cash equivalents. Other interest expense is primarily interest incurred on the subordinated debt issued to HCM's subsidiary trusts, HST-I and HST-II. This debt was issued in March and November of 2005, respectively, and therefore, a lesser amount of interest expense was incurred for the year ended December 31, 2005.

        Other mark to market for the year ended December 31, 2006 represented a write-down of REO carried in HMDF and included in other assets. The local economy for a portion of these properties had a significant downturn, which depressed the value of these properties. HCM utilized local real estate brokers with incentive commissions to sell these properties. However, a large number of other properties were listed for sale in the same geographic area, which hampered our ability to sell these properties.

        Other freestanding derivatives represented the mark to market of our interest rate caps used to hedge the financing costs of HCM's portfolio. The expense from the change in the market value of these derivatives increased for the year ended December 31, 2006 compared to the same period in 2005. These reductions in market value were due to the passage of time and one-month LIBOR remaining substantially at or below the strike rate of the interest rate caps.

        The technology and loan sale advisory revenue decreased for the year ended December 31, 2006 compared to the same period in 2005, primarily due to a suspension in the loan sale advisory activities in May 2006. These activities decreased due to the reduction in loan sale advisory opportunities in the whole loan secondary market resulting from the flattening of the yield curve and reduction in mortgage originations.

Operating Expenses

        The following table details operating expenses for HCM on a consolidated basis for the three and six months ended June 30, 2008 and from the same periods in 2007 (dollars in thousands):

	Three Months Ended June 30,			Six Months Ended June 30,
	2008	2007	Increase (Decrease)	2008	2007	Increase (Decrease)
Personnel	$1,075	$1,050	$25	$2,183	$2,129	$54
Legal and professional	429	358	71	793	958	(165)
General and administrative	153	274	(121)	354	1,020	(666)
Depreciation and amortization	266	157	109	420	307	113
Occupancy	88	78	10	166	153	13
Technology	12	112	(100)	137	309	(172)
Financing	—	148	(148)	896	301	595
Other	357	146	211	700	299	401

Total expenses	$2,380	$2,323	$57	$5,649	$5,476	$173

        Operating expenses for the three and six months ended June 30, 2008 from the same periods in 2007 are as follows:

  •
  Legal and professional fees decreased for the six months ended June 30, 2008, due to higher legal fees incurred in connection with a legal matter that was settled in the first half of 2007. No similar costs were incurred in 2008.

  •
  General and administrative expenses decreased due to higher settlement costs for the period ended June 30, 2007 in connection with settlements costs for a legal matter that was settled in the first half of 2007. No similar costs where incurred in 2008.

  •
  Depreciation and amortization increased due to the write-off of the estimated useful life on capitalized software.

  •
  Financing costs increased for the six months ended June 30, 2008 due to fees associated with HCM's $200 million committed line of credit, as well as the recognition of deferred financing costs in connection with closing this facility and closing the $20 million committed line of credit in the first quarter of 2008.

  •
  Other expenses increased due to higher costs associated with directors and officers' insurance coverage for the period ended June 30, 2008.

        The following table details operating expenses for the Company on a consolidated basis for years 2007, 2006, and 2005 (dollars in thousands):

	Years Ended December 31,			Years Ended December 31,
	2007	2006	Increase/ (Decrease)	2006	2005	Increase/ (Decrease)
Personnel	$3,910	$4,239	$(329)	$4,239	$6,428	$(2,189)
Legal and professional	2,097	2,777	(680)	2,777	2,810	(33)
General and administrative	1,505	1,183	322	1,183	1,259	(76)
Depreciation and amortization	616	708	(92)	708	1,220	(512)
Occupancy	315	315	—	315	347	(32)
Technology	526	1,109	(583)	1,109	1,575	(466)
Financing	815	415	400	415	609	(194)
Goodwill impairment	—	2,478	(2,478)	2,478	—	2,478
Other	880	689	191	689	760	(71)

Total expenses	$10,664	$13,913	$(3,249)	$13,913	$15,008	$(1,095)

        Operating expenses for the year ended December 31, 2007 decreased by $3.2 million from the same period in 2006. The major changes within operating expenses were in personnel, legal and professional, general and administrative, technology, financing and goodwill impairment.

  •
  Personnel costs decreased due to overall reductions in headcount during the latter part of 2006 and throughout 2007.

  •
  Legal and professional fees decreased due to higher legal fees incurred in 2006 in connection with a claim against HCM and higher fees in 2006 for consulting services in connection with compliance with Sarbanes Oxley requirements. In addition, the decrease was also impacted by additional audit fees incurred in 2006 in connection with the audit of our 2005 financial statements. Such additional fees were not incurred in 2007 in connection with the audit of HCM's 2006 financial statements.

  •
  General and administrative expenses increased in connection with litigation settlement costs that were charged to expense in the first quarter of 2007.

  •
  Technology costs decreased due to the overall decrease in technology revenue and related activities.

  •
  Financing costs increased due to increases in the non-use fee associated with our $200 million committed line of credit. The initial ramp-up period during which HCM was charged a reduced non-use fee came to an end in the beginning of 2007. As HCM did not use the facility, HCM paid the full non-use fee for the remainder of 2007.

  •
  The goodwill impairment expense incurred for the year ended December 31, 2006 represented the complete impairment of the goodwill balance associated with the HT business. There were no impairments recorded during 2007.

        Operating expenses for the year ended December 31, 2006 decreased by $1.1 million from the same period in 2005. The major changes within operating expenses were in personnel, depreciation and amortization, technology, financing and goodwill impairment.

  •
  Personnel costs decreased due to compensation expense recorded in June 2005 for two of HCM's executive officers pursuant to a 1997 contribution agreement, as amended, that was not incurred during 2006 and the reduction in headcount in the HT operation during the fourth quarter of 2005 and the first quarter of 2006.

  •
  The decrease in depreciation and amortization was due to a reduction in the amortization of capitalized software costs, as several components of the capitalized software have reached the end of their estimated useful life and the estimated useful life for other components was extended.

  •
  Technology costs decreased due to customization costs incurred in connection with the implementation of a technology solution for a new customer in June 2005 and other various smaller projects for existing customers and minor modifications to the software technology in 2005 that did not occur in 2006.

  •
  Financing fees decreased due to a reduction in the commitment fee for one of HCM's committed line of credit in connection with the reduction in the commitment amount and the termination of the committed line of credit for the financing of distressed mortgage loans operated by HCM's subsidiary HDMF-I LLC.

  •
  The goodwill impairment expense incurred for the year ended December 31, 2006 represented the complete impairment of the goodwill balance associated with the HT business. There were no impairments recorded during the prior periods.

Discontinued Operations

        Income (loss) from discontinued operations includes the results of operations of the HCP business that was sold in January of 2007. The income from discontinued operations for the six months ended June 30, 2007 includes a gain on sale of $1.3 million.

        Income (loss) decreased by $2.2 million for the year ended December 31, 2006 from the same period in 2005 primarily due to decreases in revenue from HCP's largest customer and a negative shift in product mix. Unfavorable market conditions resulted in reduced mortgage loan acquisitions for HCP's largest customer, thereby resulting in reduced due diligence services performed by HCP. In addition, operating costs increased as HCP increased its headcount and occupancy structure during the latter half of 2005 to ensure available resources for anticipated revenue growth during 2006 and thereafter that failed to occur.

Additional Analysis of REIT Investment Portfolio

  Investment Portfolio Assets and Related Liabilities

        The following table reflects the average balances for each major category of HCM's investment portfolio as well as associated liabilities with the corresponding effective yields and rates of interest for three and six months ended June 30, 2008 and from the same periods in 2007 (dollars in thousands):

	Three Months Ended June 30,
	2008		2007
	Average Balance	Effective Rate	Average Balance	Effective Rate
Investment portfolio assets:
Held for sale	$—	0.00%	$—	0.00%
Collateral for CMO	5,705	7.02%	8,172	5.92%
Agency MBS	4,247	5.67%	104,897	5.73%
Subordinate MBS	61,922	22.18%	144,072	12.77%
Other subordinate security	1,499	25.08%	2,773	13.39%

	73,373	20.11%	259,914	9.72%

Investment portfolio liabilities:
CMO borrowing	3,520	3.95%	5,662	5.72%
Repurchase Agreements on:
Collateral for CMO	48	4.17%	663	7.24%
Agency MBS	—	0.00%	97,446	5.38%
Subordinate MBS	84,931	20.36%	88,090	6.50%

	88,499	19.69%	191,861	5.92%

Net investment portfolio assets	$(15,126)		$68,053

Net interest spread		N/M *		3.81%

Yield on net portfolio assets(1)		N/M *		20.47%

(See footnotes on following page)

	Six Months Ended June 30,
	2008		2007
	Average Balance	Effective Rate	Average Balance	Effective Rate
Investment portfolio assets:
Held for sale	$—	0.00%	$—	0.00%
Collateral for CMO	5,913	7.14%	8,895	6.57%
Agency MBS	12,053	5.77%	107,083	5.72%
Subordinate MBS	72,257	22.08%	148,989	12.42%
Other subordinate security	1,491	24.99%	2,766	13.38%

	91,714	19.02%	267,733	9.56%

Investment portfolio liabilities:
CMO borrowing	3,683	5.48%	6,351	6.52%
Repurchase Agreements on:
Collateral for CMO	269	5.20%	674	7.12%
Agency MBS	8,889	4.30%	98,991	5.35%
Subordinate MBS	84,931	21.33%	89,513	6.48%

	97,772	19.14%	195,529	5.89%

Net investment portfolio assets	$(6,058)		$72,204

Net interest spread		N/M *		3.64%

Yield on net portfolio assets (1)		N/M *		19.42%

*
Amount is excluded as it is not meaningful.

(1)
Yield on net portfolio assets is computed by dividing the applicable net interest income by the average daily balance of net portfolio assets.

        The yield on net portfolio assets resulted in a net loss for the three and six months ended June 30, 2008 compared to the same periods in 2007. This decrease in yield is the result of the higher borrowing costs associated with the Repurchase Transaction after August 10, 2007 and the significant decrease in the average balances due to impairments of the Subordinate MBS.

        Average net investment portfolio assets decreased to $73.4 million and $91.7 million for the three and six months ended June 30, 2008, respectively, compared to the balances for the same periods in 2007 of $259.9 million and $267.7 million, respectively. These decreases are due to the significant reductions in estimated market value of HCM's Subordinate MBS portfolio recorded during the year ended December 31, 2007 and the significant reduction in the size of its Agency portfolio.

        The following table reflects the average balances for each major category of HCM's investment portfolio as well as associated liabilities with the corresponding effective yields and rates of interest for years 2007, 2006, and 2005 (dollars in thousands):

	Years Ended December 31,
	2007		2006		2005
	Average Balance	Effective Rate	Average Balance	Effective Rate	Average Balance	Effective Rate
Investment portfolio assets:
Mortgage Loans
Held for sale	$—	—	$2,866	7.85%	$11,301	5.53%
Collateral for CMO(1)	7,795	6.82%	12,286	6.70%	26,104	5.86%
Agency MBS	73,775	5.76%	89,516	5.61%	97,103	5.06%
Subordinate MBS	138,516	13.82%	136,443	12.35%	74,256	11.41%
Other subordinate security	2,779	13.39%	2,728	13.34%	542	15.51%

	222,865	10.90%	243,839	9.55%	209,306	7.44%

Investment portfolio liabilities:
CMO borrowing(1)	5,323	6.67%	9,515	6.50%	21,691	5.59%
Repurchase Agreements on:
Mortgage Loans held for sale	—	—	795	6.67%	6,569	5.72%
Collateral for CMO	632	7.12%	736	6.93%	1,037	5.00%
Agency MBS	68,871	5.38%	80,678	5.21%	84,613	3.28%
Subordinate MBS	86,733	13.22%	84,048	6.38%	45,089	4.84%

	161,559	9.64%	175,772	5.85%	158,999	4.11%

Net investment portfolio assets	$61,306		$68,067		$50,307

Net interest spread		1.26%		3.70%		3.33%

Yield on net portfolio assets(2)(3)		14.23%		19.08%		17.94%

Ratio of portfolio liabilities to net investment		264%		258%		316%

(1)
Loan loss provisions are included in such calculations.

(2)
Yield on net portfolio assets was computed by dividing the applicable net interest income (after loan loss provision, with respect to CMOs only) by the average daily balance of net portfolio assets.

(3)
The yields on net portfolio assets do not include the hedging cost on the Agency MBS portfolio.

        The yield on net portfolio assets decreased for the year ended December 31, 2007 from the same periods in 2006. This decrease in yield is the result of an increase in the one-month LIBOR, which is the basis for substantially all of HCM's financing prior to August 10, 2007 and the higher borrowing costs associated with the Repurchase Transaction after August 10, 2007.

        Average net investment portfolio assets decreased for the year ended December 31, 2007 from the same period in 2006 due to the significant reductions in estimated market value of HCM's Subordinate MBS portfolio recorded during the year ended December 31, 2007 and the significant reduction in the size of its Agency portfolio in August of 2007. These decreases were partially offset by an increase in the size of the Subordinate MBS portfolio during the first half of 2006 that carried into 2007, as HCM invested the proceeds from our $20 million trust preferred securities offering in November 2005.

        The yield on net portfolio assets increased to 19.08% for the year ended December 31, 2006 from 17.94% for the year ended December 31, 2005. This increase in yield was the result of additional investment in HCM's Subordinate MBS portfolio, which was the highest yielding asset. This increase was partially offset by an increase in the one-month LIBOR, which was the basis for substantially all of HCM's financing.

        Average net investment portfolio assets increased to $68.1 million for the year ended December 31, 2006 from $50.3 million for the year ended December 31, 2005. This increase was primarily due to the deployment of proceeds raised in 2005 in connection with the issuance of trust preferred securities, which was primarily invested in Subordinate MBS and Agency MBS. These proceeds were invested throughout 2005 and the first quarter of 2006. These proceeds were fully invested by March 31, 2006.

Mortgage Loans

        The following table provides details of the net interest income generated on HCM's Mortgage Loan portfolio for the three and six months ended June 30, 2008 and the same periods in 2007 (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Average asset balance	$5,705	$8,172	$5,913	$8,895
Average CMO borrowing balance	3,520	5,662	3,683	6,351
Average balance—Repurchase Agreements	48	663	269	674

Net investment	2,137	1,847	1,961	1,870
Average leverage ratio	62.54%	77.40%	66.84%	78.98%
Effective interest income rate	7.02%	5.92%	7.14%	6.57%
Effective interest expense rate—CMO borrowing	3.95%	5.72%	5.48%	6.52%
Effective interest expense rate—Repurchase Agreements	4.17%	7.24%	5.20%	7.12%

Net interest spread	3.06%	0.04%	1.67%	(0.01)%
Interest income	$100	$121	$211	$292
Interest expense—CMO borrowing	34	81	101	207
Interest expense—Repurchase Agreements	1	12	7	24

Net interest income	$65	$28	$103	$61

Yield	12.13%	6.06%	10.50%	6.52%

        HCM's Mortgage Loan portfolio net interest income for the three and six months ended June 30, 2008 was lower compared to the same periods in 2007 due to the reduction in the size of this portfolio.

        The following table provides details of the net interest income generated on HCM's Mortgage Loan portfolio for 2007, 2006, and 2005 (dollars in thousands):

	Years Ended December 31,
	2007	2006	2005
Average asset balance	$7,795	$15,152	$37,405
Average CMO borrowing balance	5,323	9,515	21,691
Average balance—Repurchase Agreements	632	1,531	7,606

Net investment	1,840	4,106	8,108
Average leverage ratio	76.40%	72.90%	78.32%
Effective interest income rate	6.82%	6.92%	5.83%
Effective interest expense rate—CMO borrowing	6.67%	6.50%	5.59%
Effective interest expense rate—Repurchase Agreements	7.12%	6.79%	5.62%

Net interest spread	0.10%	0.38%	0.23%
Interest income	$532	$1,048	$2,179
Interest expense—CMO borrowing	355	618	1,212
Interest expense—Repurchase Agreements	45	104	428

Net interest income	$132	$326	$539

Yield	7.17%	7.94%	6.65%

        HCM's Mortgage Loan portfolio net interest income declined each of the two years ended December 31, 2007 and December 31, 2006. This decline in net interest income was due to the declining principal balance of HCM's Mortgage Loan portfolio due to scheduled and unscheduled principal payments, which reduced the outstanding mortgage loan balance, and the rise in the interest expense related to one-month LIBOR. In 2005, HCM called and retired its 1999-A CMO and purchased the underlying loans, of which a significant portion were in turn securitized in Fannie Mae issues. In April of 2006, HCM sold all remaining mortgage loans that it purchased from the call and retirement of its 1999-A CMO.

Subordinate MBS

        The following table provides details of the net interest income generated on HCM's Subordinate MBS portfolio for the six and three months ended June 30, 2008 and for the same periods in 2007 (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Average asset balance	$61,922	$144,072	$72,257	$148,989
Average balance—Repurchase Agreements	84,931	88,090	84,931	89,513

Net investment	(23,009)	55,982	(12,674)	59,476
Average leverage ratio	137.16%	61.14%	117.54%	60.08%
Effective interest income rate	22.18%	12.77%	22.08%	12.42%
Effective interest expense rate—Repurchase Agreements	20.36%	6.50%	21.33%	6.48%

Net interest spread	1.82%	6.27%	0.75%	5.94%
Interest income	$3,434	$4,601	$7,976	$9,252
Interest expense—Repurchase Agreements	4,322	1,432	9,056	2,900

Net interest income (loss)	$(888)	$3,169	$(1,080)	$6,352

Yield	N/M *	22.64%	N/M *	21.36%

*
Amount is excluded as it is not meaningful.

        The Subordinate MBS portfolio's net interest income and net income spread for the three and six months ended June 30, 2008, decreased from the same periods in 2007 due to an increase in the interest expense associated with the fixed-term financing facility established in August 2007 and the significant decrease in the average balances due to impairments of the Subordinate MBS.

        The following table provides details of the net interest income generated on HCM's Subordinate MBS portfolio for years 2007, 2006, and 2005 (dollars in thousands):

	Years Ended December 31,
	2007	2006	2005
Average asset balance	$138,516	$136,443	$74,256
Average balance—Repurchase Agreements	86,733	84,048	45,089

Net investment	51,783	52,395	29,167
Average leverage ratio	62.62%	61.60%	60.72%
Effective interest income rate	13.82%	12.35%	11.41%
Effective interest expense rate—Repurchase Agreements	13.22%	6.38%	4.84%

Net interest spread	0.60%	5.97%	6.57%
Interest income	$19,139	$16,847	$8,471
Interest expense—Repurchase Agreements	11,466	5,365	2,184

Net interest income	$7,673	$11,482	$6,287

Yield	14.82%	21.91%	21.56%

        The Subordinate MBS portfolio's net interest income decreased to $7.7 million for the year ended December 31, 2007 from $11.5 million for the year ended December 31, 2006 due to an increase in the interest expense associated with the new fixed-term financing facility established in August 2007. This decrease was partially offset by an increase in interest income resulting from the increase in the size of this portfolio for 2007 compared to 2006.

        The Subordinate MBS portfolio's net interest spread decreased to 0.60% for the year ended December 31, 2007 from 5.97% for the year ended December 31, 2006 primarily due to an increase in the interest expense rate associated with the new fixed term financing facility established in August 2007. The decrease was partially offset by an increase in the interest income rate, as the market value impairments recorded during 2007 reduced the average asset balances (the denominator in the rate calculation) and increased the interest income rate.

        The Subordinate MBS portfolio's net interest income increased to $11.5 million for the year ended December 31, 2006 from $6.3 million for the year ended December 31, 2005 due to the significant increase in investment in this portfolio during the latter part of 2005 and beginning of 2006.

        The Subordinate MBS portfolio's net interest spread decreased to 5.97% for the year ended December 31, 2006 from 6.57% for the year ended December 31, 2005 due to an increase in the effective interest expense rate, partially offset by an increase in the effective interest income rate. The increase in the effective interest expense rate was due to increases in one-month LIBOR throughout 2005 and 2006. The increase in the interest income rate was due to purchase of securities in the latter part of 2005 and 2006 with effective interest rates higher than our existing securities, as overall interest rates increased.

Agency MBS

        The following table provides details of the net interest income generated on the Agency MBS portfolio for the three and six months ended June 30, 2008 and for the same periods in 2007 (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Average asset balance	$4,247	$104,897	$12,053	$107,083
Average balance—Repurchase Agreements	—	97,446	8,889	98,991

Net investment	4,247	7,451	3,164	8,092
Average leverage ratio	0.00%	92.90%	73.75%	92.44%
Effective interest income rate	5.67%	5.73%	5.77%	5.72%
Effective interest expense rate—Repurchase Agreements	0.00%	5.38%	4.30%	5.35%

Net interest spread	5.67%	0.35%	1.47%	0.37%
Interest income	$60	$1,502	$348	$3,062
Interest expense—Repurchase Agreements	—	1,310	191	2,649

Net interest income	$60	$192	$157	$413

Yield	5.67%	10.31%	9.92%	10.21%

        The Agency MBS portfolio's net interest income decreased for the three and six months ended June 30, 2008, from the same periods in 2007 primarily due to the reduction in the size of this portfolio.

        HCM attempts to fully economically hedge its Agency MBS portfolio to potentially offset any gains or losses in its portfolio with losses or gains from its forward sales of like-kind Agency MBS. Earnings on its Agency MBS portfolio consist of net interest income and gains or losses on mark to market of the Agency MBS. However, these earnings are substantially offset by gains or losses from forward sales of like coupon Agency MBS. As of June 30, 2008, HCM had no hedged securities.

        The table below reflects the net economic impact of HCM's Agency MBS portfolio for the six months ended June 30, 2008 (dollars in thousands):

Net interest income	$157
Loss on mark to market of mortgage assets	(381)
Gains on sale	479
Other loss (forward sales)	(98)

Total	$157

        The following table provides details of the net interest income generated on the Agency MBS portfolio in 2007, 2006, and 2005 (dollars in thousands):

	Years Ended December 31,
	2007	2006	2005
Average asset balance	$73,775	$89,516	$97,103
Average balance—Repurchase Agreements	68,871	80,678	84,613

Net investment	4,904	8,838	12,490
Average leverage ratio	93.35%	90.13%	87.14%
Effective interest income rate	5.76%	5.61%	5.06%
Effective interest expense rate—Repurchase Agreements	5.38%	5.21%	3.28%

Net interest spread	0.38%	0.40%	1.78%
Interest income	$4,251	$5,020	$4,908
Interest expense—Repurchase Agreements	3,704	4,202	2,774

Net interest income	$547	$818	$2,134

Yield	11.15%	9.26%	17.09%

        The Agency MBS portfolio's net interest income decreased to $0.5 million for the year ended December 31, 2007 from $0.8 million for the year ended December 31, 2006 primarily due to the reduction in the size of this portfolio during the latter part of 2007. The net interest spread has remained relatively constant throughout 2007 and 2006.

        The Agency MBS portfolio's net interest income decreased to $0.8 million for the year ended December 31, 2006 from $2.1 million for the year ended December 31, 2005. In addition, the Agency MBS portfolio's net interest spread decreased to 0.40% for the year ended December 31, 2006 from 1.78% for the year ended December 31, 2005. Both of these decreases were due to an increase in interest expense arising from increases in one-month LIBOR throughout 2005 and 2006. These decreases were partially offset by the purchase of several securities during 2006 with effective interest income rates higher than HCM's existing securities, as overall interest rates increased.

        HCM attempted to fully economically hedge its Agency MBS portfolio to potentially offset any gains or losses in its portfolio with losses or gains from HCM's forward sales of like-kind Agency MBS. Earnings on HCM's Agency MBS portfolio consisted of net interest income and gains or losses on mark to market of the Agency MBS. However, these earnings were substantially economically offset by gains or losses from forward sales of like coupon Agency MBS.

        The table below reflects the net economic impact of HCM's Agency MBS portfolio for the year ended December 31, 2007 (dollars in thousands):

Net interest income	$547
Loss on mark to market of mortgage assets	(497)
Gains (losses) on sale	(997)
Other gain (forward sales)	1,225

Total	$278

Dividends

        HCM operates as a REIT and is required to pay dividends equal to at least 90% of its REIT taxable income. HCM pays dividends and other distributions to its stockholders of all or substantially all of its taxable income in each year to qualify for the tax benefits accorded to a REIT under the Code. All future distributions will be made at the discretion of HCM's board of directors and will depend on HCM's earnings, both tax and GAAP, financial condition, maintenance of REIT status and such other factors as the board of directors deems relevant.

Taxable Income

        Taxable income (loss) for the six months ended June 30, 2008, is approximately $(6,108,000). Taxable income (loss) differs from net income because of timing differences (refers to the period in which elements of net income can be included in taxable income) and permanent differences (refers to an element of net income that must be included or excluded from taxable income). The following table reconciles net income (loss) to estimated taxable income (loss) for the six months ended June 30, 2008 (dollars in thousands):

Net income (loss)	$(46,309)
Add (deduct) differences:
Valuation adjustments, including mark to market adjustments and permanent impairments	40,537
Sale of mortgage securities	(27)
Mark to market of freestanding derivatives	(150)
Net income in subsidiaries not consolidated for tax purposes—net	132
Interest income and expense adjustments for the sale of securities to Ramius	1,097
Reversal of accrued expenses not deductible for tax	(1,618)
Other	230

Estimated taxable income (loss)	$(6,108)

        As a REIT, HCM is required to pay dividends amounting to 85% of each year's taxable ordinary income and 95% of the portion of each year's capital gain net income that is not taxed at the REIT level, by the end of each calendar year and to have declared dividends amounting to 90% of HCM's REIT taxable income for each year by the time HCM files its Federal tax return. Therefore, a REIT generally passes through substantially all of its earnings to stockholders without paying Federal income tax at the corporate level.

        Taxable income (loss) for the year ended December 31, 2007 is approximately $(2.9) million. Taxable income (loss) differs from net income (loss) because of timing differences (refers to the period in which elements of net income can be included in taxable income) and permanent differences (refers to an element of net income that must be included or excluded from taxable income).

        The following table reconciles net income (loss) to estimated taxable income (loss) for the year ended December 31, 2007 (dollars in thousands):

Net income (loss)	$(79,988)
Add (deduct) differences:
Loss on mark to market of mortgage assets and other subordinate securities	75,277
Sale of mortgage securities	(123)
Mark to market of freestanding derivatives	825
Income in subsidiaries not consolidated for tax purposes—net	(614)
Interest income and expense adjustments for sale of securities to Ramius	336
Accrued expenses not yet deductible for taxes	1,618
Other	(238)

Estimated taxable loss—year ended December 31, 2007	$(2,907)

        Excluded from the taxable income (loss) shown above is a loss on the sale of the securities to Ramius under the Repurchase Transaction of approximately $71,958,000. This taxable loss was deferred until HCM surrendered the portfolio in August 2008.

Liquidity and Capital Resources

        Traditional cash flow analysis may not be applicable for HCM as it has traditionally had significant cash flow variability due to its investment activities. Historically, HCM's primary non-discretionary cash uses are its operating costs, interest payments on its repurchase agreements, pay-down of CMO debt, dividend payments and interest payments on its outstanding junior subordinated notes. For the six months ended June 30, 2008, HCM's primary non-discretionary cash uses were for its operating costs, payment of interest under the Repurchase Transaction and, to a lesser extent, pay-down of CMO debt. As a REIT, HCM is required to pay dividends equal to 90% of HCM's taxable income.

Uncertainty Regarding Ability to Continue as a Going Concern

        HCM's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to unprecedented turmoil in the mortgage and capital markets during 2007 and into 2008, HCM incurred a significant loss of liquidity over a short period of time. HCM experienced a net loss of approximately $46.3 million and $80 million for the six months ended June 30, 2008 and the year ended December 31, 2007, respectively, and its current operations are not cash flow positive. Effective August 9, 2008, HCM surrendered its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligations under its Repurchase Agreement with Ramius.

        HCM has deferred interest payments on HCM's long-term subordinated debt. HCM had the contractual right to defer the payment of interest for up to four quarters. HCM deferred the payment of interest on the HST-I junior subordinated notes for the quarters ended December 31, 2007, March 31, 2008, June 30, 2008, and September 30, 2008, respectively, with all deferred interest payments being due on December 31, 2008. HCM deferred the payment of interest on the HST-II junior subordinated notes for the quarters ended January 31, 2008, April 30, 2008, and July 31, 2008, respectively. In October 2008, HCM notified the trustee of HST-II of its intention to defer the payment of interest on the junior subordinated notes for the quarter ended October 31, 2008. All deferred interest payments for HST-II are due on January 31, 2009. Additional sources of capital are required for HCM to generate positive cash flows and continue operations beyond 2008. These events have raised substantial doubt about HCM's ability to continue as a going concern.

Cash and Cash Equivalents and Lines of Credit

        HCM's cash and cash equivalents, as of June 30, 2008 decreased by $4.7 million from December 31, 2007. This decrease is due to the purchase of approximately $4.2 million of Agency MBS during March 2008 and negative cash flows from HCM's operations. These decreases are partially offset by the sale of approximately $30.0 million of HCM's Agency MBS and the repayment of approximately $29.6 million of related repurchase agreements during the six months ended June 30, 2008.

        HCM had a master repurchase agreement with an outside lending institution for up to $200 million. This facility was structured primarily for financing the purchase of prime residential whole mortgage loans. Pursuant to the terms of the agreement, interest payments were based on one-month LIBOR plus an interest rate margin, plus various facility fees. As a condition of the facility, HCM was required to maintain certain financial covenants. As of December 31, 2007, HCM was in violation of certain of these covenants and, as a result, was unable to borrow under this facility. In March 2008, HCM entered into a Termination Agreement with the lending institution, without the declaration of any defaults under the facility. Pursuant to the terms of the Termination Agreement, the parties mutually agreed to voluntarily terminate the facility at no further costs to HCM other than certain minor document preparation costs. There were no borrowings under the facility at termination.

        HCM had a committed line of credit with a lending institution for up to $20 million. This facility was structured primarily for financing Subordinate MBS. As a condition of the facility, HCM was required to maintain certain financial covenants. As of December 31, 2007, HCM was in violation of certain of these covenants. In March 2008, without declaring an event of default, HCM verbally agreed with the lender to repay the outstanding principal balance on the line of approximately $480,000. The balance was paid on April 10, 2008.

        HCM has no current commitments for any material capital expenditures. HCM has primarily invested its available capital in its investment portfolio, but currently is preserving cash while HCM seeks additional capital or alternatives for the future. HCM has historically invested a limited amount of its capital in the development of its software products, but has no future plans or commitments to invest further in this area.

Off-Balance Sheet Arrangements

        On August 28, 2006, HCM entered into a warehouse agreement for up to $125 million warehousing facility, which was established and financed by a third party. The warehousing facility was established to enable it to acquire a diversified portfolio of mezzanine level, investment grade asset-backed securities, and certain other investments and assets in anticipation of the possible formation and issuance of a collateralized debt obligation. Prior to December 31, 2007, HCM sold five investment grade securities into the warehousing facility with total sales proceeds of $5.7 million. Due to the turmoil in the mortgage industry in 2007 and the lack of excess funds available to it, HCM determined it was doubtful it could successfully issue the collateralized debt obligation in the short-term. HCM determined it may be liable for any losses incurred by the counterparty in connection with the closing of the warehousing facility and selling these securities and, therefore, recorded a reserve in 2007 in the amount of $1.6 million for the potential cost of closing this facility.

        In the first quarter of 2008, HCM was notified by the counterparty of their intention to terminate the warehouse facility at no cost to HCM. As a result, HCM reversed the entire $1.6 million reserve for the estimated potential cost of closing this facility.

        HCM's interest rate caps are used to economically hedge the changes in interest rates of its borrowings that have traditionally been floating rates. As HCM established fixed-rate financing for its Subordinate MBS on August 10, 2007, HCM's principal borrowing, the cap is no longer relevant as the notional amount of the interest rate caps exceeds the underlying borrowing exposure. However, HCM's potential loss exposure for these instruments is limited to their fair market value, which is below $1,000 as of June 30, 2008.

        As of June 30, 2008, HCM retained the credit risk on $2,556,000 of mortgage securities that HCM sold with recourse in a prior year. Accordingly, HCM is responsible for credit losses, if any, with respect to these securities.

Contractual Obligations

        The following are HCM's contractual obligations as of December 31, 2007. As of June 30, 2008, these obligations have not changed significantly (dollars in thousands):

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(1)(2)	$45,274	$—	$—	$—	$45,274
Operating leases	837	290	538	9	—

Total	$46,111	$290	$538	$9	$45,274

(1)
Includes collateralized mortgage obligations and liability to subsidiary trusts issuing preferred and capital securities.

(2)
Long-term debt is reflected at its stated maturity date although principal pay-downs received from the related mortgage loans held as collateral for CMOs will reduce the amount of debt outstanding.

Quantitative Disclosure About Market Risk

Agency MBS Portfolio

        HCM's Agency MBS portfolio consists of market risk sensitive instruments classified as trading and held to maturity securities. The following tables describe the Agency MBS portfolio instruments and the forward sales used to economically hedge the trading securities in this portfolio, as of December 31, 2007 (dollars in thousands):

Agency MBS Portfolio Assets

	December 31, 2007
Security Type	Principal Balance	Carrying Value	Fair Value	Coupon	Weighted Average Maturity
Fannie Mae MBS 30 Year Fixed Rate	$7,189	$7,305	$7,305	6.00%	354 months
Fannie Mae MBS 30 Year Fixed Rate	7,074	7,191	7,191	6.00%	354 months
Fannie Mae MBS 30 Year Fixed Rate	7,703	7,832	7,832	6.00%	355 months
Fannie Mae MBS 30 Year Fixed Rate	7,590	7,717	7,717	6.00%	354 months

Total	$29,556	$30,045	$30,045

Agency MBS Portfolio Forward Sales

	December 31, 2007
Security Type	Principal Balance	Contractual Forward Sale Amount	Market Value	Coupon	Weighted Average Maturity
Fannie Mae MBS 30 Year Fixed Rate	$29,500	$29,806	$29,956	6.00%	TBA Security

Total	$29,500	$29,806	$29,956

Subordinate MBS Portfolio

        HCM's Subordinate MBS portfolio consists of market risk sensitive instruments entered into for purposes other than trading purposes. HCM believes the principal risk to its Subordinate MBS portfolio is the credit performance of the individual securities. The following tables present the principal balance and weighted-average portfolio coupon rate as of December 31, 2007 and loss sensitivities (future projected principal balance reductions and weighted-average portfolio coupon rate under different loss scenarios). The loss scenarios are month-by-month projected loss amounts that incorporate many assumptions and, as such, actual loss amounts may vary considerably.

        The 100% Loss Scenario represents median expected losses. In projecting future cash flows, HCM utilized forward rates as of December 31, 2007.

        Subordinate MBS Portfolio (dollars in thousands):

December 31, 2007
Principal Balance	$225,769
Carrying Value	82,695
Weighted-Average Coupon Rate	5.39%

        Subordinate MBS Portfolio Loss Sensitivity (dollars in thousands):

Loss Scenario		2008	2009	2010	2011	2012	Thereafter
0%	Total Principal Reduction	$2,804	$8,620	$26,690	$28,845	$24,606	$134,204
	Total Losses	0	0	0	0	0	0
	Weighted-Average Coupon Rate	5.41%	5.43%	5.59%	5.81%	5.91%	6.24%
50%	Total Principal Reduction	9,681	16,995	29,484	29,211	23,219	117,179
	Total Losses	7,091	9,153	6,576	4,233	2,765	5,678
	Weighted-Average Coupon Rate	5.41%	5.42%	5.59%	5.81%	5.90%	6.26%
100%	Total Principal Reduction	16,695	25,376	31,952	29,241	22,625	99,880
	Total Losses	14,173	18,312	13,219	8,523	5,580	11,410
	Weighted-Average Coupon Rate	5.40%	5.40%	5.57%	5.80%	5.89%	6.26%
150%	Total Principal Reduction	23,687	34,105	35,185	29,102	20,544	83,146
	Total Losses	21,250	27,655	19,772	12,495	7,947	15,533
	Weighted-Average Coupon Rate	5.39%	5.37%	5.55%	5.79%	5.89%	6.30%
200%	Total Principal Reduction	30,628	42,979	37,494	27,955	19,517	67,196
	Total Losses	28,384	36,834	25,336	15,435	9,620	15,474
	Weighted-Average Coupon Rate	5.37%	5.34%	5.52%	5.77%	5.88%	6.36%

Mortgage Loan Portfolio—CMO

        HCM's Mortgage Loan portfolio consists of market risk sensitive instruments classified as held for investment. HCM believes the principal risk to its Mortgage Loan portfolio is the credit performance of the individual mortgage loans. The following tables present the principal balance and weighted-average portfolio coupon rates as of December 31, 2007 and loss sensitivities (future projected principal balance reductions and weighted-average portfolio coupons under different loss scenarios). The loss scenarios are month-by-month projected loss amounts that incorporate many assumptions and, as such, actual loss amounts may vary considerably. The 100% Loss Scenario represents median expected losses. In projecting future cash flows, HCM utilized forward rates as of December 31, 2007.

        Mortgage Loan Portfolio: 1999-B Assets (dollars in thousands):

December 31, 2007
Principal Balance	$6,464
Carrying Value	6,182
Fair Value	6,118
Weighted-Average Coupon Rate	7.74%

        Mortgage Loan Portfolio: 1999-B Assets Loss Sensitivity (dollars in thousands):

Loss Scenario		2008	2009	2010	2011	2012	Thereafter
0%	Total Principal Reduction	$1,839	$1,362	$995	$719	$522	$1,027
	Total Losses	0	0	0	0	0	0
	Weighted-Average Coupon Rate	6.49%	6.18%	6.45%	6.62%	6.65%	7.72%
50%	Total Principal Reduction	1,841	1,366	996	719	521	1,021
	Total Losses	2	5	3	2	2	3
	Weighted-Average Coupon Rate	6.49%	6.18%	6.45%	6.62%	6.65%	7.72%
100%	Total Principal Reduction	1,842	1,369	997	719	521	1,016
	Total Losses	3	10	6	4	4	6
	Weighted-Average Coupon Rate	6.49%	6.18%	6.45%	6.62%	6.65%	7.72%
150%	Total Principal Reduction	1,843	1,373	998	718	520	1,011
	Total Losses	5	16	10	6	6	9
	Weighted-Average Coupon Rate	6.49%	6.18%	6.45%	6.62%	6.65%	7.72%
200%	Total Principal Reduction	1,845	1,377	999	718	520	1,005
	Total Losses	6	21	13	8	8	12
	Weighted-Average Coupon Rate	6.49%	6.18%	6.45%	6.62%	6.65%	7.72%

Qualitative Disclosure About Market Risk

        HCM's primary investments are its Mortgage Loan, Subordinate MBS and Agency MBS portfolios. HCM divides market risk into the four following areas: credit, interest rate, market value and prepayment. Within each of these risk areas, HCM seeks to maintain a risk management process to protect its assets and maintain the dividend policy.

Credit Risk

        A principal risk to HCM's investment strategy is the credit performance of the domestic, residential mortgage market. The credit exposure generally represents the amount of the mortgage loan in excess of the underlying real estate value, if any, and the carrying and maintenance costs that cannot be recouped from the homeowner for severely delinquent mortgage loans and foreclosures.

        HCM employs a combination of pre-purchase due diligence, ongoing surveillance, internal and third party risk analysis models and a pro-active disposition strategy to manage credit risk. This analysis includes review of the loan to value ratio of the mortgage loans and the credit rating of the homeowner. Additionally, HCM continually assesses exogenous economic factors including housing prices and unemployment trends, on both national and regional levels.

        Increased credit risk manifests itself through a combination of increasing mortgage loan delinquencies and decreasing housing prices. Over the past year, the domestic residential housing market has experienced significant weakness in certain geographic areas due to a combination of weak local economic conditions, excess housing inventory, rising interest rates and tightened mortgage lending standards. HCM invests in securities collateralized by prime residential mortgage loans. This sector of the market represents the best quality credits and lower loan to value ratios. However, prime mortgages are still vulnerable to economic stresses. Should housing prices remain depressed and expand to other geographic areas HCM would expect delinquencies and credit losses to increase.

        Additionally, mortgage lenders increasingly have been originating and securitizing new loan types such as interest-only, negative amortization and payment option loans. The lack of historical data on these loan types increases the uncertainty with respect to investments in these mortgages. The increased percentage of adjustable-rate, as opposed to fixed-rate, mortgage loans may have increased the credit risk profile of the residential mortgage market.

  Mortgage Loan Portfolio

        HCM has leveraged credit risk in its Mortgage Loan portfolio as it issued CMO debt and retained the lower-rated bond classes. As with all of HCM's portfolios, due diligence and ongoing surveillance is performed. A loan loss allowance has been established for HCM's Mortgage Loan portfolio and is reviewed on at least a quarterly basis.

        Losses allocated to HCM's retained subordinate bonds for the CMO for the six months ended June 30, 2008 and 2007 were nominal as the CMO has seasoned and is less than 10% of its original issued amount. The loan loss allowance as of June 30, 2008, totaled $ 139,000.

        The following table describes the credit performance of our Mortgage Loan portfolio securitizations for years 2007 and 2006:

Mortgage Loan Portfolio Credit Performance
(dollars in thousands)

1999-B Securitization

	December 31,
	2007				2006
	Principal Balance	%	# of Loans	%	Principal Balance	%	# of Loans	%
Current	$6,150	95.14%	172	85.58%	$9,311	91.74%	265	82.55%
30-59 days delinquent	162	2.51%	20	9.95%	554	5.46%	41	12.77%
60-89 days delinquent	13	0.20%	3	1.49%	71	0.70%	5	1.56%
90+ days delinquent	100	1.55%	3	1.49%	21	0.21%	4	1.25%
Foreclosure	39	0.60%	3	1.49%	160	1.58%	5	1.56%
Real Estate Owned	0	0.00%	0	0.00%	32	0.31%	1	0.31%

        Losses allocated to HCM's retained subordinate bonds of its CMO for the years ended December 31, 2007 and 2006 were $4,000 and $10,000, respectively. The loan loss allowance as of December 31, 2007 totaled $168,000.

  Subordinate MBS Portfolio

        HCM has leveraged credit risk in its Subordinate MBS portfolio through investments in the non-investment grade classes of securities, which are collateralized by high-quality jumbo residential mortgage loans. These classes are the first to be impacted by losses on the underlying mortgage loans as their par values are written down by losses before higher-rated classes. Effectively, HCM is the guarantor of the higher-rated bonds, to the extent of the carrying value on the Subordinate MBS portfolio. On occasion, HCM has purchased subordinate bonds without owning the corresponding lower-rated class(es).

        The securities in HCM's Subordinate MBS portfolio were purchased with a significant purchase discount, which has an implicit loss component. Generally, to the extent any losses incurred are less than the implicit loss in the purchase discount, the credit losses will not have a significant impact on HCM's operating results or the carrying value of the securities. However, any credit losses could have an impact on the overall cash flow projections for the securities and reduce the overall income potential of the securities.

        HCM manages credit risk through detailed investment analysis both before purchasing subordinate securities and on an ongoing basis. Before subordinate securities are purchased HCM analyzes the collateral using both internally developed and third party analytics, review deal structures and issuance documentation, review the servicer for acceptability and verify that the bonds are modeled on a widely used valuation system. Updated loan level data files are received on a monthly basis and are analyzed for favorable and unfavorable credit performance and trends. Bonds that do not meet HCM's credit criteria may be sold via an arms-length competitive bidding process.

        Expected credit losses are established by analyzing each subordinate security and are designated as a portion of the difference between the securities' par value and amortized cost. Expected credit losses, including both timing and severity, are updated on a monthly basis based upon current collateral data.

        During the six months ended June 30, 2008 and the year-ended December 31, 2007, credit spreads on subordinate bonds collateralized by prime-quality mortgage loans significantly widened depending on the bond's credit rating. Significant credit spread widening occurred during the third and fourth quarter of 2007 and continued to widen in the first two quarters of 2008.

        The widening of credit spreads is attributable to several factors that HCM has observed in the mortgage markets:

  •
  poor economic performance of bonds collateralized by sub-prime mortgage loans

  •
  weakening residential housing markets in the form of lower market values and fewer sales

  •
  increasing mortgage delinquency rates

  •
  lower liquidity in the Collateralized Debt Obligation markets in the form of lesser demand from issuers and other investment managers.

        A direct effect of this credit spread widening was a substantial contraction in both the cost and availability of financing for all non-Agency mortgage-backed securities, including subordinate bonds collateralized by prime-quality mortgage loans. As of June 30, 2008 credit spreads for subordinate bonds collateralized by prime-quality mortgage loans were at the widest levels experienced since HCM began investing in this sector in the first half of 1999.

        The following table shows the credit performance of the principal balance of underlying collateral of HCM's Subordinate MBS portfolio for periods ended June 30, 2008, December 31, 2007 and December 31, 2006:

Subordinate MBS Portfolio Credit Performance
(dollars in thousands)

	June 30, 2008				December 31, 2007				December 31, 2006
	Principal Balance	%	# of Loans	%	Principal Balance	%	# of Loans	%	Principal Balance	%	# of Loans	%
Current	$35,814,577	97.53%	68,991	97.47%	$38,393,269	98.62%	72,850	98.54%	$46,111,855	99.42%	85,783	99.40%
30-59 days delinquent	311,157	0.85%	590	0.83%	248,471	0.64%	478	0.64%	189,117	0.41%	361	0.42%
60-89 days delinquent	132,388	0.36%	265	0.38%	72,633	0.19%	154	0.21%	36,315	0.08%	67	0.08%
90+ days delinquent	154,288	0.42%	308	0.44%	73,242	0.19%	146	0.20%	20,779	0.04%	44	0.05%
Foreclosure	238,535	0.65%	461	0.65%	110,012	0.28%	227	0.31%	18,208	0.04%	44	0.05%
Real Estate Owned	70,716	0.19%	165	0.23%	31,886	0.08%	73	0.10%	3,441	0.01%	6	0.01%

        HCM had losses of approximately $6,775,000 and $114,000 allocated to its Subordinate MBS portfolio for the six months ended June 30, 2008 and 2007, respectively, excluding approximately $222,000 of losses incurred in September 2006 and reversed in January 2007.

        HCM had losses of approximately $1,970,000 and $28,000 allocated to its Subordinate MBS portfolio for the years ended December 31, 2007 and 2006, respectively, excluding approximately $222,000 of losses incurred in September 2006 and reversed in January 2007.

        The following table describes the distribution of our Subordinate MBS portfolio by rating for years 2007 and 2006:

Subordinate MBS Portfolio Credit Ratings
(dollars in thousands)

	December 31,
	2007		2006
	Principal Balance	Carrying Value	Principal Balance	Carrying Value
BB-rated	$51,610	$29,653	$52,335	$46,626
B-rated	100,854	43,616	102,666	78,953
Non-rated	73,305	9,426	75,750	29,020

Total Subordinate MBS Portfolio	$225,769	$82,695	$230,751	$154,599

  Agency MBS Portfolio

        The securities held in HCM's Agency MBS portfolio are guaranteed by Fannie Mae or Freddie Mac. As these are United States government-sponsored entities, HCM deems it unnecessary to take credit reserves on these securities.

Interest Rate Risk (Excluding the Impact on Market Price)

        To the extent that HCM's investments are financed with liabilities that re-price with different frequencies or benchmark indices, HCM is exposed to volatility in its net interest income. In general, HCM protects the interest rate spread on all of its investments through interest rate caps that are indexed to one-month LIBOR.

  Mortgage Loan Portfolio

        HCM's Mortgage Loan portfolio has one outstanding CMO, 1999-B, and a securitization 2000-A that is collateralized by certificates from 1999-B.

        In the 1999-B CMO, the mortgage loans were match funded on a maturity basis with one-month LIBOR indexed floating rate CMO debt where HCM retained only the subordinate certificates. The Mortgage Loans for 1999-B are a mixture of both fixed-rate and adjustable-rate loans with the subordinate certificates receiving the difference between the net coupon on the loans and the CMO debt coupon rate, known as spread.

        The retained subordinate certificates from HCM's 1999-B CMO constitute the collateral for its 2000-A CMO. The 2000-A securitization consists of two groups of certificates, one group collateralized by fixed-rate certificates and the other group collateralized by variable-rate certificates. For each group, the 2000-A bonds match the maturity of the underlying certificates but have a floating rate coupon indexed to one-month LIBOR.

  Subordinate MBS Portfolio

        HCM's Subordinate MBS portfolio is currently funded with a fixed-rate and fixed term Repurchase Agreement through August 9, 2008, which has eliminated variability in its interest expense. To the extent HCM was to enter into new repurchase agreements, they typically re-price monthly at a rate equal to one-month LIBOR plus an interest rate margin for a subordinate security that is not also re-pricing on a monthly basis to one-month LIBOR and there is the potential for variability in HCM's net interest income. Effective August 9, 2008, HCM surrendered to Ramius its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligations under the Repurchase Agreement. See "—Uncertainty Regarding Ability to Continue as a Going Concern" beginning on page [    ] of this proxy statement/ prospectus.

Agency MBS Portfolio

        HCM's Agency MBS trading portfolio consists of fixed-rate bonds, which historically were financed under one-month Repurchase Agreements that re-price monthly. To protect against potential losses due to a rise in interest rates, HCM has also historically entered into forward commitments to sell a similar amount of to be announced Fannie Mae and Freddie Mac Agency MBS with the same coupon interest rates as its whole pools. HCM does not have any financing or forward sales commitments outstanding as of June 30, 2008 given the limited size of the portfolio.

Prepayment Risk

        Prepayments have a direct effect on the amortization of purchase discounts/premiums and the market value of mortgage assets. In general, in a mortgage portfolio, as interest rates increase, prepayments will decline and as interest rates decrease, prepayments will increase. For HCM's investments purchased at a discount, a decrease in prepayments will delay the accretion of the discount, which reduces the effective yield and lowers the market value of the investment. For HCM's investments purchased at a premium, a decrease in prepayments will delay the amortization of the premium, which increases the effective yield and increases the market value of the investment. An increase in prepayment speeds will have the opposite effect.

Market Value Risk

        The market values of HCM's investments are determined by a combination of interest rates, credit performance, prepayment speeds and asset specific performance attributes, such as loan to value ratios. In general, increases in interest rates and deteriorating credit performance will cause the value of the assets to decline. Declines in the market value of assets have two specific negative effects; increased financing margin requirements and, depending on an asset's classification, a charge to income or to accumulated other comprehensive income.

        HCM manages the market value risk through management of the other market risks described above and analysis of other asset specific attributes. HCM selectively sells assets that do not meet its risk management guidelines and/or performance requirements. HCM manages the risk of increased financing margin requirements by maintaining a liquidity reserve policy that is based upon an analysis of interest rate and credit spread volatility. HCM maintains liquidity under its liquidity policy to enable it to meet increased margin requirements, if any, if the value of its assets decline.

Mortgage Loan Portfolio

        A portion of HCM's Mortgage Loan portfolio is term financed via CMO borrowings and, therefore, changes in the market value of that portion of the Mortgage Loan portfolio cannot trigger margin requirements. Mortgage loans that are securitized in a CMO are classified as collateral for CMOs. Mortgage loans that are designated as held for sale are reported at the lower of cost or market, with unrealized losses reported as a charge to earnings in the current period. Mortgage loans designated as held for investment and CMO collateral are reported at amortized cost, net of allowance for loan losses, if any. Therefore, only changes in market value that are deemed permanent impairments would be charged to income. There was one bond from the 2000-A securitization that was financed via a $0.5 million repurchase agreement outstanding during the first quarter of 2008. This financing balance was paid on April 10, 2008.

  Subordinate MBS Portfolio

        Securities in HCM's Subordinate MBS portfolio are generally classified as available for sale and, therefore, changes in the market value are reported as a component of accumulated other comprehensive income. Any losses deemed other-than-temporary are charged to income through impairment expense. For the six months June 30, 2008, the estimated fair value of this portfolio has declined significantly below the contractual repayment amount of the related financing. For the year ended December 31, 2007, we have observed significant declines in the estimated market value of our securities and have recorded these declines as impairment expense.

        See "—Critical Accounting Estimates" beginning on page [    ] of this proxy statement/ prospectus.

  Agency MBS Portfolio

        Securities in HCM's Agency MBS portfolio are generally classified as either trading or held to maturity. Changes in market value on HCM's trading securities are included in income. HCM's trading securities are generally economically hedged with forward sales of like coupon Agency MBS and, therefore, changes in the market value of these assets will be substantially offset by similar changes in the value of the forward sold securities. Agency securities classified as held to maturity are reported at amortized cost.

DESCRIPTION OF SPINCO

General

        Spinco, organized in 2006, is a company that operated in two of Walter's reportable segments: Financing and Homebuilding. Through these operating segments, Spinco owns and services a residential mortgage portfolio and offers home construction.

Financing

        Walter's Financing segment, or its Financing Business, is primarily comprised of Walter Mortgage Company, a Delaware corporation ("WMC") that owns and services non-conforming instalment notes and loans that are secured by mortgages and liens on residential property. Prior to May 1, 2008, the Financing Business purchased and originated mortgage loans and purchased instalment notes originated by its homebuilding affiliate, Jim Walter Homes, Inc. ("JWH"). The mortgage portfolio at December 31, 2007 and June 30, 2008 was approximately $1.8 billion. The Financing Business also includes Best Insurors, Inc. ("Best") and Cardem Insurance Co., Ltd ("Cardem"). Best is an insurance agency based in Florida and primarily places fire and extended insurance coverage for homeowners who finance through the Financing Business. Cardem is an insurance company based in Bermuda and primarily provides reinsurance of insurance placed through Best and provides captive insurance coverage for various other risks.

Homebuilding

        Walter's Homebuilding segment is primarily comprised of JWH, an on-your-lot homebuilder which builds in the southeastern United States. Prior to May 1, 2008, Walter's Homebuilding segment offered retail instalment sale financing for most of the homes it built and sold those originated notes to WMC. As of May 1, 2008, JWH no longer offers financing to its customers. The subsidiaries of Spinco included in Walter's Homebuilding segment including JWH, or their assets, will be sold or otherwise separated from Spinco and will not be part of the spin-off or the Surviving Corporation.

Business Lines

Financing

        Within the Financing segment, WMC owns and services instalment notes and mortgages originated by its affiliated homebuilder, JWH, or purchased from third parties. WMC services all of its instalment notes and loans. References to instalment notes include mortgage loans originated or purchased by WMC.

  Walter Mortgage Company

        WMC, headquartered in Tampa, Florida, was established in 2001 to provide home financing to customers of JWH and is the successor to Mid-State Homes, Inc. ("MSH") subsequent to a merger during 2007. MSH was established in 1958 to purchase and service mortgage instalment notes originated by JWH. WMC initiated a program to acquire mortgage loans in 2003 that met its underwriting criteria. Loans were purchased from various sellers of first lien mortgages. In August 2007, WMC terminated its third party loan acquisition program in light of volatile market conditions for securitizations of subprime mortgages. On May 1, 2008, WMC made a decision to cease offering mortgage related financing instruments to its new Homebuilding customers. In April 2008, primarily in light of the difficult mortgage market, Spinco repaid in full all amounts outstanding under its $350 million mortgage warehouse facilities and then terminated those facilities.

        At December 31, 2007, WMC's portfolio was geographically distributed as follows: Texas (33%), Mississippi (15%), Alabama (9%) and Florida and Louisiana, each (6%). The remaining portfolio was spread primarily in other southeastern states.

  Insurance

        Best is located in Tampa, Florida, and is an agency that primarily places fire and extended insurance coverage for homeowners who finance through WMC or JWH. Prior to the spin-off, Cardem will be transferred from Spinco to Walter. A newly established reinsurer located in Bermuda will assume certain business from Cardem, primarily providing reinsurance of coverage placed through Best for mortgage and fire insurance.

Properties

        Walter maintains its principal office of 46,500 square feet at 4211 West Boy Scout Blvd., Tampa, Florida 33607. Spinco currently pays Walter a fee of approximately $135,000 per month for its portion of their lease. The lease has a 125 month term which commenced December 1, 2001. Subsequent to the merger, Spinco intends to formally sublease approximately 30,000 square feet of space through the end of the lease term.

Trade Names, Trademarks and Copyrights

        The names of each of Spinco's subsidiaries are well established in the respective markets they serve. Management believes that customer recognition of such trade names is of significant importance. Spinco's subsidiaries have several trademarks and numerous copyrights. Management does not believe, however, that any one such trademark or copyright is material to Spinco's individual segments or to the business as a whole.

Competition

        Spinco's servicing operations are subject to competition from third-party providers, many of which are substantially larger, may have a lower cost of funds or overhead than it does and may focus exclusively on providing such services. Spinco's plan to expand its servicing business will be subject to such competition.

Employees

        As of June 30, 2008, Spinco and its subsidiaries employed approximately 548 people, all of whom were salaried employees. Once JWH is sold or otherwise separated from Spinco, Spinco will employ approximately 215 people. Spinco is not a party to any collective bargaining agreement and has not experienced any work stoppages or strikes as a result of labor disputes.

Legal Proceedings

        Spinco is a party to a number of lawsuits arising in the ordinary course of its business. While the results of such litigation cannot be predicted with certainty, Spinco believes that the final outcome of such litigation will not have a materially adverse effect on its financial condition, results of operations or cash flows. See "Additional Agreements Between HCM, Walter, Spinco and their Affiliates—Joint Litigation Agreement."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION OF SPINCO

        The following discussion of the financial condition and results of operations of Spinco should be read in conjunction with the consolidated financial statements and notes thereto that appear elsewhere in this information statement. This discussion contains forward-looking statements reflecting current expectations that involve risks and uncertainties. Actual results and timing of events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in "Risk Factors" beginning on page [      ] of this proxy statement/prospectus.

Overview

Business

        Spinco is currently a subsidiary of Walter. Walter, organized in 1987, is a publicly traded, diversified company that operates in five reportable segments: Natural Resources, Sloss, Financing, Homebuilding and Other. Through these operating segments, Walter offers a diversified line of products and services including coal and natural gas, furnace and foundry coke, mortgage financing, and home construction. Walter has decided to spin off Spinco through a series of transactions culminating in distributing its membership interests to the stockholders of Walter as a dividend. Spinco's capital structure will be changed significantly at the date of the spin-off from Walter.

        Spinco's assets and operations consist of those that Walter attributes to its Financing and Homebuilding Business and that are reported as both its Financing and Homebuilding segments in its financial statements. Spinco is a servicer of non-conforming instalment notes and loans that are secured by mortgages. In addition, Spinco is an on-your-lot homebuilder in the southeastern United States. The subsidiaries of Spinco included in Walter's Homebuilding segment, including JWH, or their assets, will be sold or otherwise separated from Spinco and will not be part of the spin-off or the Surviving Corporation.

        Spinco thus far has managed its business and reports operations through two operating segments based on the services and products they offer to its customers:

  •
  Financing—The Financing segment, which includes WMC, services all of its instalment notes and mortgage loans. These notes and loans primarily originated from both Walter's Homebuilding segment customers and purchased mortgage portfolios prior to May 1, 2008. Effective May 1, 2008, WMC ceased purchasing mortgage accounts for its own portfolio. However, the Homebuilding segment's backlog of homes with signed contracts and those under construction as of May 1, 2008, which will be substantially complete by December 2008, will be funded and held by WMC. While the Financing segment will continue to service this portfolio, Spinco's growth initiative is to focus on expanding the servicing business. Other services currently offered to customers include placing fire and extended property insurance coverage.

  •
  Homebuilding—The Homebuilding segment, which includes JWH, markets and supervises the construction of detached-single family residential homes, on land owned by its customers, primarily in the southeastern United States where the weather generally permits year-round construction. This segment has historically concentrated on the low-to-moderately priced segment of the housing market. Its products consist of over 60 models ranging in size from approximately 800 to over 3,000 square feet. As of June 30, 2008, the segment operated 47 sales centers in 11 states. The average net selling price of a home in 2008 was approximately $90,000. For new sales contracts entered into as of May 1, 2008, customer financings are originated by the Financing segment, but are underwritten by the lender who executes a buyout of the loan from the Financing segment at closing. Most of these financings are through the use of government-sponsored loan programs. As a result of the transition period required to move to this third-party financing model, Spinco expects Homebuilding unit deliveries in 2008 to be lower than prior periods.

Development and Trends

        Development, trends and factors that may impact its future results include:

  •
  On May 1, 2008, Spinco made a decision to cease funding mortgage related financing instruments with its new Homebuilding customers. However, the backlog of homes with signed contracts and those which were under construction as of May 1, 2008 are being financed by Spinco. As of September 30, 2008, an estimated 120 homes remain in the backlog, representing a total of approximately $11.4 million in value to be funded by Spinco over the next three months. Spinco will finance these installment notes receivable with operating cash flows or with funds provided by Walter.

  •
  As a result of exiting its historical mortgage origination business, Spinco is focused on increasing revenues generated from servicing activities for third party mortgage portfolios.

  •
  The residential construction downturn has had an adverse impact on Spinco's ability to market and sell homes to potential customers. Net new sales orders have continued to decline. As a result, on February 19, 2008, Spinco announced the closure of 36 of its JWH sales centers. In conjunction with this announcement, Spinco recorded a restructuring and impairment charge of $6.8 million in the first quarter of 2008, in Homebuilding, of which $4.3 million related to impairments of property and equipment, $1.7 million related to severance obligations due to a 25 percent reduction in workforce at Homebuilding and $0.8 million related to lease obligations of closed sales centers. This charge appears as restructuring and impairment charges in the statement of operations. Spinco expects an estimated $26.0 million to $28.0 million in annualized selling, general and administrative expense savings, much of which is expected to be realized in 2008.

  •
  Spinco expects a decrease in Homebuilding's performance in 2008 due to fewer unit completions as a result of the transition to a third-party financing model and due to the sluggish housing market and credit liquidity crisis experienced in recent months in the United States.

  •
  The mortgage securitization markets generally, and subprime securitization markets especially, have experienced a significant disruption that continues today. A large number of mortgage-backed securities have been down-graded or placed on credit watch, resulting in investors in asset-backed securities and other structured vehicles experiencing problems including declines in value and losses from their investments in subprime mortgage securities. On April 30, 2008, Spinco repaid all outstanding borrowings and terminated the Mid-State Trust IX and Mid-State Trust XIV mortgage warehouse facilities, which were due to expire in July 2008 and October 2008, respectively, using $214.8 million of funds provided by Walter. With the termination of the warehouse facilities, Spinco no longer uses or accesses the mortgage-backed securitization market for its business.

  •
  During the three months ended September 30, 2008, Spinco took further restructuring actions at Homebuilding. As a result of continued losses in the Homebuilding segment, Spinco reviewed its long-lived assets for potential impairment. Projected undiscounted cash flows generated from the remaining sales centers were lower than the net book value of the model park assets at those sales centers. As a result, the estimated fair values of the model parks were compared to book values, resulting in an impairment charge of $6.0 million. The estimated fair values were determined based on Homebuilding's recent sales of similar assets. Spinco also recorded a charge of $0.5 million for severance payments related to headcount reductions.

  •
  Also during the quarter ended September 30, 2008, Spinco recorded a charge of $12.3 million for the impairment of Financing's goodwill. As discussed below, Walter announced its plans to separate its Financing segment via a spin-off to Walter stockholders and merger with HCM. As result of this decision, Spinco analyzed goodwill for potential impairment. The fair value of the reporting unit was determined using a discounted cash flow approach which indicated that the carrying value exceeded the fair value and that the implied value of goodwill was $0 as of September 30, 2008. The discount rate of interest used to determine both the fair value of the reporting unit and the implied value of goodwill was a contributing factor in this impairment charge. The continued increase in perceived risk in the financial services markets resulted in a significant increase in the discount rate applied to projected future cash flows as compared to the discount rate applied to similar analyses performed in previous periods.

  •
  Spinco recorded a provision for estimated hurricane insurance losses of $3.9 million, during the three months ended September 30, 2008. These estimated losses, recorded in the Financing segment, were for estimated claim losses as a result of damage from Hurricanes Gustav and Ike in 2008 that impacted the Spinco's market area.

  •
  On September 30, 2008, Walter outlined its plans to separate its Financing business from its Natural Resources businesses. Walter plans to distribute 100% of its interest in Spinco to its stockholders in a spin-off transaction. As part of the spin-off, Spinco will pay a taxable dividend consisting of cash and additional equity interests to its members. Prior to the spin-off, JWH will be sold or otherwise separated from Spinco and will not be part of the spin-off entity. Thus, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, Spinco will reflect the transfer as a discontinued operation in the third quarter of 2008.

  •
  Also on September 30, 2008, as amended and restated on October 28, 2008, Spinco entered into a definitive agreement to merge with HCM. The merger will occur immediately following the spin-off and taxable dividend and the Surviving Corporation will continue to operate as a publicly traded REIT following the merger. The new company will be named Walter Investment Management Corporation, be headquartered in Tampa, Fla. and have approximately 225 employees. The spin-off and merger are expected to be completed in early 2009. After the spin-off and merger, Walter's stockholders and certain holders of options to acquire Spinco Interests immediately prior to the effective time of the merger will collectively own 98.5% and HCM stockholders will collectively own 1.5% of the shares of common stock of WIMC outstanding or reserved for issuance in settlement of restricted stock units of WIMC. As a result, the merger is expected to be accounted for as a reverse merger, with Spinco considered the accounting acquirer. WIMC intends to apply to list its shares on the NYSE Alternext. The transaction is subject to certain closing conditions including, but not limited to, approval of the merger by HCM's shareholders, favorable rulings from the IRS and the Securities and Exchange Commission declaring effective the required S-4 registration statement and associated proxy statement filings.

  •
  Additionally, on September 30, 2008, the Company and HCM entered into a software licensing agreement whereby HCM will grant to the Company a perpetual, non-exclusive and non-transferable (subject to certain exceptions) license to certain software and systems. As consideration for the license, the Company will pay $1 million on December 31, 2008, if the merger has not been consummated or terminated. If the merger is terminated and a termination fee is paid, no further fees are due.

  •
  In order to ensure that HCM will have access to sufficient capital to acquire assets required to maintain its REIT status and not become an "investment company" under the 1940 Act, Spinco has agreed to provide HCM with a revolving line of credit up to $5 million in the aggregate. Borrowings will bear interest at a rate per annum equal to the 3-month U.S. Dollar London

    Interbank Offered Rate as published in the Wall Street Journal for the business day prior to the date the request for such loan was made plus 50 basis points. The revolving facility is secured by a collateral account maintained pursuant to a related securities account control agreement dated as of September 25, 2008, among HCM, Spinco and Regions Bank. On September 26, 2008, and October 30, 2008, HCM borrowed $1.1 million and $1.2 million, respectively, from Spinco pursuant to this line of credit.

Critical Accounting Policies

        Spinco's significant accounting policies are described in Note 2 of "Notes to the Consolidated Financial Statements" of JWH Holding Company, LLC included elsewhere in this proxy statement/prospectus.

        While all significant accounting policies are important to Spinco's consolidated financial statements, some of these policies may be viewed as being critical. Such policies are those that are most important to the portrayal of Spinco's financial condition and require its most difficult, subjective and complex estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosure of assets and liabilities. These estimates are based upon Spinco's historical experience and on various assumptions that it believe to be reasonable under the circumstances. Spinco's actual results may differ from these estimates under different assumptions or conditions. Spinco believes its most critical accounting policies are as follows:

Revenue recognition

        Revenue transactions involving the sales of homes are recorded when title is transferred. Interest income on instalment notes is recognized on the accrual basis using the interest method. Instalment notes receivable are initially recorded at the discounted value of the future instalment note payments using an imputed interest rate which represents the estimated prevailing market rate of interest for credit of similar terms issued to customers with credit ratings similar to Homebuilding's customers. Spinco estimates this rate by reference to rates charged by competitors and other lenders to customers of similar credit quality. These estimates affect revenue recognition by determining the allocation of income between the amount recognized by the Homebuilding segment from the construction of the home and the amount recognized by the Financing segment over the life of the instalment note as interest income. Variations in the estimated market rate of interest used to initially record the instalment notes receivable could affect the amount and timing of income recognition in each of these segments.

Allowances for Losses

        Management's periodic evaluation of the adequacy of the allowance for losses on instalment notes is based on Spinco's past loss experience, known and inherent risks in the portfolio, delinquencies, the estimated value of the underlying real estate collateral, and current economic and market conditions within the applicable geographic areas surrounding the underlying real estate. The allowance for losses on instalment notes and mortgage loans is increased by provisions for losses charged to income and is reduced by charge-offs, net of recoveries.

        The allowance for losses on instalment notes receivable was $13.9 million at June 30, 2008, $14.0 million at December 31, 2007 and $13.0 million at December 31, 2006. See Note 4 of "Notes to the Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries. The following table shows information about the allowance for losses for the periods presented.

(dollars in thousands)	Allowance for Losses	Allowance As a % of Net Instalment Notes Receivable	Net Losses and Charge Offs Deducted from the Allowance		Net Losses and Charge Offs As a % of Net Instalment Notes Receivable
June 30, 2008	$13,946	0.77%	$14,746	(1)	0.80	%(1)
December 31, 2007	$13,992	0.76%	$12,908		0.70%
December 31, 2006	$13,011	0.73%	$8,541		0.48%
December 31, 2005	$12,489	0.74%	$9,435		0.56%

(1)
Annualized

        The following table presents information about delinquencies in the instalment notes receivable portfolio.

		December 31,
	June 30, 2008
		2007	2006	2005
Total Number of Accounts Outstanding	38,070	39,053	40,991	43,178
Delinquencies as a Percent of Number of Accounts Outstanding
31-60 Days	1.34%	1.36%	1.43%	1.31%
61-90 Days	0.45%	0.51%	0.55%	0.62%
91 Days or more	1.62%	1.82%	1.95%	2.42%

	3.41%	3.69%	3.93%	4.35%
Instalment Notes Receivable Outstanding ($ in millions)	$1,835	$1,850	$1,795	$1,712
Delinquencies as a Percent of Amounts Outstanding
31-60 Days	1.51%	1.55%	1.59%	1.56%
61-90 Days	0.54%	0.64%	0.65%	0.69%
91 Days or more	2.04%	2.40%	2.19%	2.90%

	4.09%	4.59%	4.43%	5.15%

        The calculation of delinquencies excludes from delinquent amounts those accounts that are in bankruptcy proceedings that are paying their mortgage payments in contractual compliance with bankruptcy court approved mortgage payment obligations.

Houses Held for Resale

        Repossessed property is recorded at its estimated fair value less estimated costs to sell, which is based on historical resale recovery rates and current market conditions. WMC sells homes and related real estate repossessed or foreclosed on from customers in default of their loans or notes.

Litigation, Investigations and Claims

        Spinco is involved in litigation, investigations and claims arising out of the normal conduct of its business. Spinco estimates and accrues its liabilities resulting from such matters based on a variety of factors, including outstanding legal claims and proposed settlements and assessments by internal counsel of pending or threatened litigation. These accruals are recorded when the costs are determined to be probable and are reasonably estimable. Spinco believes it has adequately accrued for these potential liabilities; however, facts and circumstances may change that could cause the actual liabilities to exceed the estimates, or that may require adjustments to the recorded liability balances in the future.

        As discussed in Note 9 of "Notes to Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries, Walter is in dispute with the IRS on a number of Federal income tax issues. Walter believes that its tax filing positions have substantial merit and it intends to vigorously defend these positions. Spinco has established accruals related to uncertain tax positions, including related interest and penalties, in accordance with FIN No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." Since the issues involved are highly complex, are subject to the uncertainties of extensive litigation and/or administrative processes and may require an extended period of time to reach ultimate resolution, it is possible that the estimate of this liability could change.

        Accruals for property-liability claims and claims expense are recognized when probable and reasonably estimable at amounts necessary to settle both reported and unreported claims of insured property-liability losses, based upon the facts in each case and Spinco's experience with similar cases. The establishment of appropriate accruals, including accruals for catastrophes such as hurricanes, is an inherently uncertain process. Accrual estimates are regularly reviewed and updated using the most current information available.

Accounting for the Impairment of Long-Lived Assets Including Goodwill and Intangibles

        Long-lived assets, including goodwill and intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. Spinco periodically evaluates whether events and circumstances have occurred that indicate possible impairment. Long-lived assets of Homebuilding have been reviewed for impairment during each of the years ended December 31, 2007, 2006 and 2005 due to the operating losses incurred by this segment. In 2005, Spinco recognized a complete impairment of Homebuilding goodwill. No other impairment charges have been recorded, however, due to forecasted, undiscounted cash flows expected to be generated over the remaining life of the combined long-lived assets of this business.

        Subsequent to December 31, 2007, Spinco decided to close 36 sales centers. As a result of this decision, Spinco recorded a $6.8 million impairment charge in the first quarter of 2008 of which $4.3 million of the charge is based on those individual assets where the net book value exceeds the expected sales proceeds to be received upon closure.

        Goodwill is also reviewed for possible impairment at least annually. Spinco uses quoted market prices, if available, or estimates of future cash flows of the related asset, asset grouping or reporting unit in measuring whether the assets are recoverable. Changes in market conditions and actual or estimated future cash flows could have an impact on the recoverability of such assets, resulting in future impairment charges. As a result of further deterioration in the sub-prime mortgage markets, Spinco reduced its goodwill to $0, resulting in a charge of $12.3 million as of September 30, 2008.

DISCONTINUED OPERATIONS

        As more fully discussed in Note 3 of "Notes to Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries, during the first quarter of 2007, Spinco decided to exit the manufacture and distribution of modular homes, which operated as Crestline Homes, Inc. ("Crestline"), due to the poor performance of this division. As such, the operating results, assets and liabilities, and cash flows of Crestline have been reported apart from Spinco's continuing operations as "discontinued operations" for all periods presented. Income (loss) from discontinued operations includes the net operating results of the Crestline business.

RESULTS OF CONTINUING OPERATIONS

        This discussion should be read in conjunction with the consolidated financial statements and notes thereto of JWH Holding Company, LLC and subsidiaries, particularly Note 14 of "Notes to Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries and Note 10 of "Notes to Condensed Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries, which describe Spinco's net sales and revenues and operating income by operating segment.

RESULTS OF OPERATIONS

Summary Operating Results for Continuing Operations for the Three Months Ended June 30, 2008 and 2007 (in thousands)

        The following table sets forth Spinco's net sales and revenues, operating income (loss) and net income (loss) for the three months ended June 30, 2008 and 2007.

	Three Months Ended June 30,
	2008		2007		2008 vs. 2007
	Amount	Percentage of net sales	Amount	Percentage of net sales	Increase/ (Decrease)
Net sales and revenues:
Financing	$51,722	56.9%	$55,046	45.1%	$(3,324)
Homebuilding	39,228	43.1%	67,013	54.9%	(27,785)

Consolidated	90,950	100.0%	122,059	100.0%	(31,109)
Segment operating income (loss):
Financing	13,467	26.0%	12,126	22.0%	1,341
Homebuilding	(4,181)	(10.7)%	(1,910)	(2.9)%	(2,271)

Segment operating income	9,286	10.2%	10,216	8.4%	(930)
Less interest expense on payable to Walter and other interest expense	(4,338)	(4.8)%	(4,342)	(3.6)%	4

Income from continuing operations before income tax expense	4,948	5.4%	5,874	4.8%	(926)
Income tax expense	6,304	6.9%	2,455	2.0%	(3,849)

Income (loss) from continuing operations	(1,356)	(1.5)%	3,419	2.8%	(4,775)
Income from discontinued operations, net of tax	—	—%	281	0.2%	(281)

Net income (loss)	$(1,356)	(1.5)%	$3,700	3.0%	$(5,056)

Summary of Second Quarter Consolidated Results of Continuing Operations

        Net sales and revenues for the three months ended June 30, 2008 were $91.0 million. Revenues decreased by $31.1 million, or 25.5% from $122.1 million in the same period in 2007. Lower revenues are primarily the result of fewer unit deliveries at Homebuilding segment, a $4.2 million increase in the yield adjustment during the second quarter of 2008 on instalment notes receivable required to reflect a market rate of interest at origination, and lower Financing segment prepayment income. As a result of the current volatility and lack of liquidity in the residential mortgage market, the yield adjustment required to fairly value the instalment notes receivable at origination increased significantly and resulted in an additional yield adjustment within Homebuilding segment. The yield adjustment at origination will be recognized as interest income over the life of the instalment notes receivable in the Financing segment.

        Operating income for the three months ended June 30, 2008 was $9.3 million, a decrease of $0.9 million compared to the same period in 2007. The decrease is due to a decrease in revenues as discussed above, partially offset by a $30.2 million decrease in costs and expenses. The decrease in costs and expenses is primarily due to a $20.0 million decrease in cost of sales primarily due to lower costs at Homebuilding resulting from fewer unit deliveries, a $5.4 million decrease in selling, general and administrative expenses, and a $3.9 million decrease in interest expense related to a reduction in the weighted average borrowings outstanding as a result of the pay-off and termination of the warehouse facilities in April 2008 totaling $214.0 million, as well as normal repayments on the other securitized notes as compared to the same period in 2007.

        Spinco's effective tax rate for the three months ended June 30, 2008 and 2007 was 127.4% and 41.8%, respectively, differed from the Federal statutory rate primarily due to the impact to the effective rate of filing in various states on a separate company basis and subsequent period adjustments to changes in the year-to-date effective rate.

        The current and prior year period results also include the impact of the factors discussed in the following segment analysis.

Segment Analysis

Financing Segment

        Net sales and revenues were $51.7 million for the three months ended June 30, 2008, a decrease of $3.3 million from the same period in 2007. This decrease is primarily attributable to lower prepayment-related interest income. The Financing segment generated operating income of $13.5 million in the three months ended June 30, 2008, compared to $12.1 million in the same period in 2007. The increase in operating results was primarily a result of a reduction in interest expense partially offset by the decreased revenues. The decrease in interest expense was due to a reduction in the weighted average borrowings outstanding for the three months ended June 30, 2008 as compared to the same period in 2007 that resulted from the pay-off of the warehouse facilities in April 2008 totaling $214.0 million, as well as normal repayments on the other securitized notes. The weighted average interest rate for the three months ended June 30, 2008 was also slightly lower as compared to the same period in 2007.

        Portfolio performance continues to be strong, with delinquencies (the percentage of amounts outstanding over 30 days past due) of 4.1% at June 30, 2008, compared to 3.8% at June 30, 2007.

Homebuilding Segment

        Net sales and revenues were $39.2 million for the three months ended June 30, 2008, a decrease of $27.8 million from the same period in 2007 primarily as a result of a 38.7% decrease in units sold and a $4.2 million increase in the yield adjustment on instalment notes receivable required to reflect a market rate of interest at origination.

	Three months ended June 30,
	2008	2007
Unit completions	421	687
Average net selling price	$90,200	$98,900

        Homebuilding segment's operating loss was $4.2 million for the three months ended June 30, 2008 compared to $1.9 million for the three months ended June 30, 2007. The increase in operating loss was primarily due to the effect of lower sales volume and the increase in the yield adjustment discussed above, offset in part by lower personnel related costs as a result of the restructuring in the first quarter 2008 as further discussed in Note 4 of the "Notes to Condensed Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries.

RESULTS OF OPERATIONS

Summary Operating Results for Continuing Operations for the Six Months Ended June 30, 2008 and 2007 (dollars in thousands)

        The following table sets forth Spinco's net sales and revenues, operating income (loss) and net income (loss) for the six months ended June 30, 2008 and 2007.

	Six Months Ended June 30,				2008 vs. 2007
	2008		2007
	Amount	Percentage of net sales	Amount	Percentage of net sales	Increase/ (Decrease)
Net sales and revenues:
Financing	$103,826	56.7%	$108,792	45.8%	$(4,966)
Homebuilding	79,300	43.3%	128,685	54.2%	(49,385)

Consolidated	183,126	100.0%	237,477	100.0%	(54,351)
Operating income (loss):
Financing	5,888	5.7%	21,774	20.0%	(15,886)
Homebuilding	(19,852)	(25.0)%	(6,030)	(4.7)%	(13,822)

Segment operating income (loss)	(13,964)	(7.6)%	15,744	6.6%	(29,708)
Less interest expense on payable to Walter and other interest expense	(8,915)	(4.9)%	(8,829)	(3.7)%	(86)

Income (loss) from continuing operations before income tax expense	(22,879)	(12.5)%	6,915	2.9%	(29,794)
Income tax (benefit) expense	(6,469)	(3.5)%	2,841	1.2%	9,310

Income (loss) from continuing operations	(16,410)	(9.0)%	4,074	1.7%	(20,484)
Loss from discontinued operations, net of tax	—	—%	(2,229)	(0.9)%	2,229

Net income (loss)	$(16,410)	(9.0)%	$1,845	0.8%	$(18,255)

Summary of Year to Date Consolidated Results of Continuing Operations

        Net sales and revenues for the six months ended June 30, 2008 were $183.1 million. Revenues decreased by $54.4 million, or 22.9% from $237.5 million in the same period in 2007. Lower revenues are primarily the result of fewer unit deliveries at Homebuilding segment, an additional yield adjustment on instalment notes receivable originated during the first half of 2008, and lower Financing segment prepayment income.

        The operating loss for the six months ended June 30, 2008 was $14.0 million, a decrease of $29.7 million from operating income of $15.7 million in the same period in 2007. The unfavorable operating results were primarily due to an interest rate hedge ineffectiveness charge of $17.0 million to recognize a loss on Financing segment's maturing interest rate swaps that no longer qualified for hedge accounting treatment and restructuring charges of $6.8 million in the first quarter of 2008 as further discussed in Note 4 of the "Notes to Condensed Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries. The effect of lower revenues was mitigated to a large extent by cost reductions and by a decrease in interest expense of $5.4 million due to a reduction in the weighted average borrowings outstanding as a result of the pay-off and termination of the warehouse facilities in April 2008 totaling $214.0 million, as well as normal repayments on the other securitized notes as compared to the same period in 2007.

        The interest rate hedge ineffectiveness charge was recorded to recognize a loss on Financing segment's maturing interest rate swaps that no longer qualified for hedge accounting treatment. The interest rate swaps, originally intended to hedge Spinco's next securitization, no longer qualified for hedge accounting treatment because Spinco does not plan to access the distressed securitization market. This loss would normally have been amortized over the life of the securitization and the cash outflow would have been offset by increased securitization cash proceeds. All of Financing segment's hedges were settled on April 1, 2008 and Financing segment has no more hedges outstanding.

        Spinco's effective tax rate for the six months ended June 30, 2008 and 2007 was 28.3% and 41.1%, respectively, differed from the Federal statutory rate primarily due to the impact to the effective rate of filing in various states on a separate company basis and subsequent period adjustments to changes in the year-to-date effective rate.

        The current and prior year period results also include the impact of the factors discussed in the following segment analysis.

Segment Analysis

Financing Segment

        Net sales and revenues were $103.8 million for the six months ended June 30, 2008, a decrease of $5.0 million from the same period in 2007. This decrease is primarily attributable to lower prepayment-related interest income. This segment generated operating income of $5.9 million in the six months ended June 30, 2008, compared to $21.8 million in the same period in 2007. The decrease in operating results is primarily a result of recognizing a $17.0 million loss on interest rate hedge ineffectiveness during the six months ended June 30, 2008.

Homebuilding Segment

        Net sales and revenues were $79.3 million for the six months ended June 30, 2008, a decrease of $49.4 million from the same period in 2007 primarily as a result of a 34.4% decrease in units sold and an $8.4 million increase in the yield adjustment on instalment notes receivable required to reflect a market rate of interest at origination.

	Six months ended June 30,
	2008	2007
Unit completions	863	1,315
Average net selling price	$90,333	$98,500

        Homebuilding segment's operating loss was $19.9 million for the six months ended June 30, 2008 compared to $6.0 million for the six months ended June 30, 2007. The increase in operating loss was primarily due to the effect of lower sales volume, the increase in the yield adjustment noted above, and restructuring charges of $6.8 million as further discussed in Note 4 of the "Notes to Condensed Consolidated Financial Statements" of JWH Holding Company LLC and Subsidiaries.

2007 Summary Operating Results (dollars in thousands)

        The following table sets forth Spinco's net sales and revenues, operating income (loss) and net income (loss) for the years ended December 31, 2007 and 2006.

	For the Year Ended December 31,				2007 vs. 2006
	2007		2006
	Dollars	Percentage of net sales	Dollars	Percentage of net sales	Increase/ (Decrease)
Net sales and revenues:
Financing	$216,243	47.0%	$219,080	47.8%	(2,837)
Homebuilding	243,773	53.0%	239,210	52.2%	4,563

Consolidated	460,016	100.0%	458,290	100.0%	1,726
Segment operating income (loss):
Financing	40,128	18.6%	49,812	22.7%	(9,684)
Homebuilding	(11,305)	(4.6)%	(16,058)	(6.7)%	4,753

Segment operating income	28,823	6.3%	33,754	7.4%	(4,931)
Less other interest expense	(18,331)	(4.0)%	(20,836)	(4.5)%	2,505

Income from continuing operations before income tax expense	10,492	2.3%	12,918	2.8%	(2,426)
Income tax expense	4,637	1.0%	5,827	1.3%	1,190

Income from continuing operations	5,855	1.3%	7,091	1.5%	(1,236)
Loss from discontinued operations, net of tax	(2,229)	(0.5)%	(7,362)	(1.6)%	5,133

Net income (loss)	$3,626	0.8%	$(271)	(0.1)%	$3,897

Year Ended December 31, 2007 as Compared to the Year Ended December 31, 2006

Overview

        Consolidated net sales and revenues were $460.0 million for the year ended December 31, 2007, an increase of $1.7 million compared to $458.3 million in 2006. Revenues increased as a result of higher average net selling home prices, which were partially offset by lower unit completions. Spinco's income from continuing operations for the year ended December 31, 2007 was $5.9 million which compares to $7.1 million in 2006.

        Principal factors impacting income from continuing operations in 2007 compared to 2006 include:

  •
  Average net selling prices of homes increased 9.3% in 2007. This impact on income from continuing operations was partially offset by an increase in postretirement benefits expense.

  •
  Lower prepayment income from instalment notes and an increase in the provision for losses on instalment notes due to weaker performance in the ARM portion of the instalment note portfolio.

        Spinco's effective tax rate of 44.2% in 2007 and 45.1% in 2006 differed from the Federal statutory rate primarily due to state taxes. See Note 9 to "Notes to Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries.

        The loss from discontinued operations includes the results of the Crestline modular homebuilding business that was sold in 2007.

        The current and prior year results also include the impact of the factors discussed in the following segment analysis.

Segment Analysis

Financing Segment

        Net sales and revenues were comparable year over year at $216.2 million in 2007 versus $219.1 million in 2006. Operating income was $40.1 million in 2007, compared to $49.8 million in 2006. Operating income decreased primarily as a result of lower prepayment income and an increase in the provision for losses on instalment notes reflecting weaker performance in the ARM portion of the portfolio. These unfavorable effects were partially offset by reduced employee benefit costs and reduced related party allocated corporate expenses.

        Delinquencies (the percentage of amounts outstanding over 30 days past due) were 4.6% at December 31, 2007, up from 4.4% at December 31, 2006 primarily as Spinco's third party purchased loans, which include the ARM portion of Spinco's portfolio, exhibited higher levels of delinquencies and losses. The calculation of delinquencies excludes from delinquent amounts those accounts that are in bankruptcy proceedings and are paying their mortgage payments in contractual compliance with bankruptcy court approved mortgage payment plans.

Homebuilding

        Net sales and revenues were $243.8 million in 2007, an increase of $4.6 million from 2006 as a result of higher average net selling prices, partially offset by lower unit completions as shown in the table below.

	For the year ended December 31,
	2007	2006
Unit completions	2,510	2,663
Average net selling price	$98,683	$90,292

        The operating loss was $11.3 million for 2007 compared to an operating loss of $16.1 million in 2006. The improved performance in 2007 was due to higher average net selling prices and a reduction in cost of sales as a percent of net sales resulting from improved productivity, partially offset by an increase in postretirement benefits which included a curtailment gain of $2.7 million in 2006. 2007 results reflect a $1.7 million decrease in net gains from the sale of property and equipment.

2006 Summary Operating Results (dollars in thousands)

        The following table sets forth Spinco's net sales and revenues, operating income (loss) and net income (loss) for the years ended December 31, 2006 and 2005.

	For the Year Ended December 31,				2006 vs. 2005
	2006		2005
	Dollars	Percentage of net sales	Dollars	Percentage of net sales	Increase/ (Decrease)	Percentage Increase/ (Decrease)
Net sales and revenues:
Financing	$219,080	47.8%	$225,947	54.8%	(6,867)	(3.0)%
Homebuilding	239,210	52.2%	186,521	45.2%	$52,689	28.2%

Consolidated	458,290	100.0%	412,468	100.0%	45,822	11.1%
Segment operating income (loss):
Financing	49,812	22.7%	40,709	18.0%	9,103	22.4%
Homebuilding	(16,058)	(6.7)%	(95,374)	(51.1)%	79,316	(83.2)%

Segment operating income (loss)	33,754	7.4%	(54,665)	(13.3)%	88,419	(161.7)%
Less other interest expense	(20,836)	(4.5)%	(21,152)	(5.1)%	316	(1.5)%

Income (loss) from continuing operations before income tax expense (benefit)	12,918	2.8%	(75,817)	(18.4)%	88,735	(117.0)%
Income tax expense (benefit)	5,827	1.3%	(6,034)	(1.5)%	(11,861)	(196.6)%

Income (loss) from continuing operations	7,091	1.5%	(69,783)	(16.9)%	76,874	(110.2)%
Loss from discontinued operations, net of tax	(7,362)	(1.6)%	(11,127)	(2.7)%	3,765	(33.8)%

Net loss	$(271)	(0.1)%	$(80,910)	(19.6)%	$80,639	(99.7)%

Year Ended December 31, 2006 as Compared to the Year Ended December 31, 2005

Overview

        Consolidated net sales and revenues were $458.3 million for the year ended December 31, 2006 compared to $412.5 million for the prior year. The Homebuilding segment had 20.5% higher average net selling prices, increased on-your-lot deliveries and improved gross margins. These improvements were partially offset by a declining yield on the instalment note portfolio and lower prepayment-related interest income.

        Spinco's income from continuing operations for the year ended December 31, 2006 was $7.1 million which compares to a loss from continuing operations of $69.8 million in 2005.

        Principal factors impacting income from continuing operations:

  •
  2005 operating loss includes a goodwill impairment charge of $56.7 million related to the Homebuilding segment.

  •
  2005 operating results include $9.0 million of insurance losses related to Hurricanes Katrina and Rita included in the statement of operations as cost of sales.

  •
  In 2006, the Homebuilding segment had 20.5% higher average net selling prices, increased on-your-lot deliveries and improved gross margins. Reductions in selling, general and administrative expenses in 2006 also contributed to improved results. Additionally, in 2006, operating income includes $2.0 million of net gains from the sale of property and equipment.

  •
  Provision for losses on instalment notes was $9.1 million in 2006, compared to $10.7 million in 2005. 2005 included a $1.3 million charge for expected portfolio losses resulting from Hurricanes Katrina and Rita, offset slightly by higher volume of resales in 2006 in the Financing segment.

  •
  Credit for postretirement benefits expense increased to $4.8 million in 2006, compared to $0.7 million in 2005, due to a $4.1 million curtailment gain resulting from the termination of benefits for certain current employees and those retirees who are eligible for Medicare.

        Spinco's effective tax rate was 45.1% in 2006 and 8.0% in 2005. The 2006 rate differed from the Federal statutory rate primarily due to the impact to the effective rate of filing in various states on a separate company basis. The 2005 rate differed from the Federal statutory rate primarily due to a goodwill impairment which is not deductible for tax purposes. See Note 9 to "Notes to Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries.

        The 2006 and 2005 results also include the impact of the factors discussed in the following segment analysis.

Segment Analysis

Financing Segment

        Net sales and revenues were $219.1 million in 2006, a decrease of $6.9 million from 2005. This decrease is attributable to a declining yield on the portfolio and lower prepayment-related interest income. Operating income was $49.8 million in 2006, compared to $40.7 million in 2005. Operating income increased primarily as a result of a $3.3 million reduction in interest expense for mortgage-backed and asset-backed notes and a $1.7 million decrease in the 2006 provision for losses on installment notes. These were partially offset by $4.9 million of additional stock compensation expense. In addition, 2005 included a provision for estimated hurricane insurance losses of $9.0 million. Due to a relatively inactive hurricane season in 2006, there were no significant charges for excess catastrophic losses in Financing's insurance business.

        Delinquencies (the percentage of amounts outstanding over 30 days past due) were 4.4% at December 31, 2006, down from 5.2% at December 31, 2005. The improvement is primarily due to customer payment disruptions caused by the 2005 hurricanes which temporarily increased payment defaults in 2005. The calculation of delinquencies excludes from delinquent amounts those accounts that are in bankruptcy proceedings that are paying their mortgage payments in contractual compliance with bankruptcy court approved mortgage payment obligations.

Homebuilding Segment

        Net sales and revenues were $239.2 million in 2006, an increase of $52.7 million from 2005 as a result of higher average net selling prices and slightly higher overall deliveries as shown in the table below.

	For the year ended December 31,
	2006	2005
Unit completions	2,663	2,361
Average net selling price	$90,292	$78,800

        The Homebuilding segment reported operating losses of $16.1 million and $95.4 million for the years ended December 31, 2006, and 2005, respectively. 2005 results include a $56.7 million goodwill impairment charge. The improved performance in 2006 was due to higher average net selling prices, $7.0 million of cost reductions primarily related to payroll, advertising, consulting and legal fees and a $2.7 million other postemployment benefit obligation curtailment gain. 2006 results reflect a $1.3 million increase in net gains from the sale of property and equipment.

FINANCIAL CONDITION

June 30, 2008 as Compared to December 31, 2007

        Cash and cash equivalents of continuing operations were $2.5 million at June 30, 2008 down from $3.2 million at December 31, 2007, reflecting $9.4 million in cash flows used in continuing operating activities and $14.7 million of cash flows used in financing activities, substantially offset by $23.4 million of cash flows provided by investing activities. See additional discussion in the Statement of Cash Flows section that follows.

        Restricted short-term investments were $55.7 million at June 30, 2008, down $14.5 million from December 31, 2007 primarily as a result of the pay-off and termination of the warehouse facilities in April 2008 as collections on mortgages previously pledged as collateral against these loan facilities are no longer restricted.

        Net instalment notes receivable were $1,820.8 million at June 30, 2008, down $15.2 million from December 31, 2007 as a result of payments on outstanding notes exceeding new loan originations. The reduction in new loan originations is the result of WMC no longer purchasing new originations from the Homebuilding business or providing financing to new customers of the Homebuilding business after May 1, 2008.

        Inventories were $16.3 million at June 30, 2008, a decrease of $3.3 million from December 31, 2007 primarily due to fewer unit orders at the Homebuilding segment.

        Houses held for resale were $42.6 million at June 30, 2008, an increase of $6.2 million from December 31, 2007 primarily due to an increase in property repossessions as well as a difficult resale environment due to worsening economic conditions.

        Net property and equipment was $22.5 million at June 30, 2008, down $6.8 million from December 31, 2007 primarily due to land sales and asset impairments related to the restructuring. See Note 4 of the "Notes to Condensed Consolidated Financial Statements" of JWH Holding Company LLC and Subsidiaries.

        Payable to Walter was $254.1 million at June 30, 2008, up $16.2 million from December 31, 2007, primarily due to Walter's funding of net losses incurred by the Homebuilding business.

        Mortgage-backed/asset-backed notes were $1,437.4 million at June 30, 2008, down $268.8 million from December 31, 2007 as a result of principal payments, which included the $214.0 million payoff of the warehouse facilities in April 2008.

December 31, 2007 as Compared to December 31, 2006

        Cash and cash equivalents of continuing operations were $3.2 million at December 31, 2007, down from $3.6 million at December 31, 2006, reflecting $39.3 million in cash flows used in continuing operating activities, partially offset by $5.9 million of cash flows provided by investing activities of continuing operations, $29.7 million of cash flows provided by financing activities of continuing operations, and $3.2 million of cash flows provided by discontinued operations. See additional discussion in the Statement of Cash Flows section that follows.

        Restricted short-term investments of $70.2 million at December 31, 2007 decreased $15.0 million from December 31, 2006 primarily due to the lower volume of prepayments and timing of collections from securitization financings at the Financing segment.

        Inventory decreased by $6.7 million to $19.6 million at December 31, 2007, due to increases in productivity relating to completing houses faster, the timing of tendering homes to customers and a decrease in new sales orders.

        Houses held for resale was $36.4 million at December 31, 2007, an increase of $7.0 million from December 31, 2006. The increase was due to an increase in repossessed properties as well as a difficult resale environment due to worsening market conditions.

        Accounts payable decreased $4.8 million to $8.8 million at December 31, 2007 primarily resulting from the timing of payments and reductions in inventory.

        Accrued expenses increased $15.6 million to $87.7 million at December 31, 2007 primarily resulting from the adoption of FIN 48.

        Net deferred income tax liabilities were $52.5 million at December 31, 2007, down $25.2 million from December 31, 2006, primarily due to the adoption of FIN 48.

        Payable to Walter was $237.9 million at December 31, 2007, up $11.3 million from December 31, 2006, primarily due to Walter's funding of net losses incurred at Homebuilding.

        Other liabilities of $10.9 million at December 31, 2007 increased $9.3 million from $1.6 million at December 31, 2006 primarily due to an increased obligation relating to unfavorable interest rate hedge mark-to-market positions.

LIQUIDITY AND CAPITAL RESOURCES

Overview

        Spinco's principal sources of short-term funding are its existing cash balances and operating cash flows. As of June 30, 2008, total debt decreased $268.8 million compared to December 31, 2007. See discussion below and Note 7 of "Notes to Condensed Consolidated Financial Statements" of JWH Holding Company LLC and Subsidiaries.

        Effective May 1, 2008, the Financing segment is no longer funding any mortgage financing for customers of the Homebuilding segment. However, the backlog of homes with signed contracts and those under construction, which will be substantially complete by December 2008, will be funded by WMC. JWH has transitioned to a third-party financing model including the use of government-sponsored loan programs. WMC will continue to service its existing $1.8 billion portfolio and pursue other servicing opportunities. Short-term funding will be largely driven by cash received when a completed home is tendered to the customer and net interest income from the existing portfolio and servicing revenue generated by the Financing segment.

        The majority of homes constructed and sold by the Homebuilding segment were internally financed through May 1, 2008. The following discussion relates to houses built prior to May 1, 2008 and the signed contract backlog as of May 1, 2008. The Homebuilding segment incurred construction costs to build the home, which were financed with resources provided by Walter, including existing cash balances, cash flows generated from operations or borrowings under credit facilities. When the home was completed, the Homebuilding business tendered it to the customer. Upon tender, the Homebuilding segment recognized the sale of the home and sold the instalment note contract to WMC, which recognized an increase in instalment notes receivable. No cash was generated from this transaction. WMC then borrowed periodically under its warehouse facilities, typically at 80% of the face of the instalment note contract, using the instalment note contract as collateral. On a monthly basis, WMC paid interest and other funding costs under the warehouse facilities using collections from instalment notes receivable. Historically, once there were approximately $200.0 million to $300.0 million of accumulated borrowings under the warehouse facilities, WMC packaged the instalment notes and pledged them as collateral to complete a mortgage-backed/asset-backed securitized debt offering. WMC historically received 90% to 95% of the face value of the instalment notes receivable as proceeds from the securitized debt offer. WMC used these proceeds to pay-off the warehouse facilities and any excess cash flow generated would be available for general corporate purposes of the parent.

        Spinco believes that, based on current forecasts and anticipated market conditions, funding generated from operating cash flow will be sufficient to meet operating needs, to make planned capital expenditures and to make all required interest payments on indebtedness for the next twelve to eighteen months. However, Spinco's operating cash flows and liquidity are significantly influenced by numerous factors, including the general economy and, in particular, levels of construction activity, costs of raw materials, conditions in the asset-backed securities capital markets and interest rates.

Mortgage-Backed/Asset-Backed Notes and Variable Funding Loan Facilities

        At the beginning of the second quarter of 2008, Spinco had two variable funding loan agreements outstanding. Trust IX and Trust XIV are borrowers under a $200.0 million and a $150.0 million Variable Funding Loan Agreement ("warehouse facilities") providing temporary financing to WMC for its purchases of instalment notes from the Homebuilding segment and for its mortgage loans originations. At December 31, 2007, there were $189.2 million of borrowings outstanding under these warehouse facilities. During 2007, mortgage securitization markets generally, and subprime securitization markets especially, have experienced a significant disruption that continues today. A large number of other companies' mortgage-backed securities have been down-graded or placed on credit watch, resulting in investors in asset-backed securities and other structured vehicles experiencing problems including declines in value and losses from their investments in subprime mortgage securities.

        On April 30, 2008, Spinco repaid all outstanding borrowings and terminated the warehouse facilities using funds provided by Walter. With the termination of the warehouse facilities, Spinco no longer uses or accesses the mortgage-backed securitization market.

        As a result, effective May 1, 2008, WMC is no longer funding new originations for customers of the Homebuilding segment. However, the backlog of homes with signed contracts and those which were under construction as of May 1, 2008, will be substantially completed by December 2008 and will be funded by WMC. As of June 30, 2008, an estimated 370 homes remain in the backlog, representing a total of approximately $35.0 million in value to be funded by WMC. Spinco will finance these WMC instalment notes receivable with operating cash flows or funds provided by Walter. The Homebuilding segment has transitioned to a third-party financing model including the use of government-sponsored loan programs.

        At June 30, 2008, non-recourse mortgage-backed/asset-backed notes outstanding totaled $1.4 billion and consisted of eight separate series of public debt offerings and one issue of private debt providing long-term financing for instalment notes receivable and mortgage assets purchased by WMC.

Statement of Cash Flows

        The following table sets forth, for the periods indicated, selected consolidated cash flow information (in thousands):

	Six months ended June 30,
	2008	2007
Cash flows used in operating activities	$(9,405)	$(9,831)
Cash flows provided by (used in) investing activities	23,437	(9,861)
Cash flows (used in) provided by financing activities	(14,733)	16,588

Cash flows used in continuing operations	(701)	(3,104)
Cash flows provided by discontinued operations	—	3,153

Net (decrease) increase in cash and cash equivalents	$(701)	$49

        Cash balances outstanding were $2.5 million and $3.2 million at June 30, 2008 and December 31, 2007, respectively. The decrease in cash is primarily the result of payments of mortgage-backed/asset-

backed notes of $293.9 million. These cash flow uses were partially offset by a $14.5 million decrease in restricted short-term investments, a $246.2 million decrease in the receivable from Walter, and a $16.2 million increase in the payable to Walter.

        Net cash used in operating activities was $9.4 million for the six months ended June 30, 2008 as compared to $9.8 million for the same period in 2007. The increase was primarily related to net loss adjusted for non-cash items (major items include the provision for losses on instalment notes receivable, depreciation and amortization, deferred income tax expense, stock-based compensation and tax benefits on the exercise of employee stock options) of $2.1 million for the six months ended June 30, 2008 versus net income adjusted for non-cash items of $15.2 million for the same period in 2007 and unfavorable changes in operating assets and liabilities of $11.5 million for the six months ended June 30, 2008 compared to $25.0 million for the same period in 2007.

        Cash flows provided by investing activities of continuing operations for the six months ended June 30, 2008 were $23.4 million compared to cash flows used in investing activities of $9.9 million for the same period in 2007. Cash flows provided by investing activities in the 2008 period included $8.0 million in principal payments received on loans previously purchased by WMC and a reduction of $14.5 million in restricted short term investments. Cash flows used in investing activities in the 2007 period included $35.0 million associated with WMC's program to purchase loans from third parties and $2.3 million of additions to property plant and equipment, partially offset by $20.9 million of principal payments received on loans previously purchased by WMC and a reduction in restricted short term investments of $6.5 million.

        Cash flows used in financing activities of continuing operations for the six months ended June 30, 2008 were $14.7 million compared to cash flows provided by financing activities of $16.6 million in the same period in 2007. Cash flows used in financing activities in 2008 included payments of mortgage-backed/asset-backed notes of $293.9 million, partially offset by a $246.2 million decrease in the receivable from Walter and a $16.2 increase in the payable to Walter. Cash flows provided by financing activities for the six months ended June 30, 2007, were primarily attributable to the issuance of $113.4 million of mortgage-backed/asset-backed notes and a $66.7 million decrease in related party receivables, partially offset by payments of mortgage-backed/asset-backed notes of $118.6 million, a $32.8 million decrease in related party payables, and dividends of $11.9 million.

        The following table sets forth, for the periods indicated, selected consolidated cash flow information (in thousands):

	Year ended December 31,
	2007	2006
Cash flows used in operating activities	$(39,250)	$(34,851)
Cash flows provided by (used in) investing activities	5,898	(22,802)
Cash flows provided by financing activities	29,717	61,127

Cash flows (used in) provided by continuing operations	(3,635)	3,474
Cash flows provided by (used in) discontinued operations	3,153	(3,457)

Net (decrease) increase in cash and cash equivalents	$(482)	$17

        Cash balances outstanding were $3.2 million and $3.6 million at December 31, 2007 and December 31, 2006, respectively. The decrease in cash is primarily the result of payments of mortgage-backed/asset-backed notes of $219.8 million, a $61.5 million increase to instalment notes receivable for purchased loans, dividends of $22.9 million, and $39.3 million of cash used in operating activities of continuing operations. These cash flow uses were partially offset by a $72.4 million decrease in the receivable from Walter, a $11.3 million increase in the payable to Walter, issuance of $189.2 million of mortgage-backed/asset-backed notes, and a $15.0 million decrease in restricted short-term investments.

        Net cash used in operating activities of continuing operations was $39.3 million in 2007 as compared to $34.9 million in 2006. The increase of $4.4 million was primarily related to net income adjusted for non-cash items (major items include the provision for losses on instalment notes receivable, depreciation and amortization, deferred income tax, postretirement benefit obligations, stock-based compensation and tax benefits on the exercise of employee stock options) of $23.2 million for the year ended December 31, 2007 and changes in operating assets and liabilities of $62.5 million for the year ended December 31, 2007 compared to $34.9 million for the same period in 2006.

        Cash flows provided by investing activities of continuing operations in 2007 were $5.9 million as compared to cash used in investing activities of $22.8 million in 2006. The change is primarily due to a decrease of loan purchases and principal payments received as well as a decline in cash provided from restricted short-term investments.

        Cash flows provided by financing activities of continuing operations in 2007 were $29.7 million as compared to $61.1 million in 2006. Cash flows provided by financing activities in 2007 included the issuance of mortgage-backed/asset-backed notes of $189.2 million, a $72.4 million decrease in related party receivables, and an $11.3 million increase in the payable to Walter, partially offset by retirements of mortgage-backed/asset-backed notes of $219.8 million and $22.9 million of dividends. Cash flows provided by financing activities of continuing operations in 2006 included the issuance of mortgage-backed/asset-backed notes of $401.9 million, a $44.4 million decrease in the receivable from Walter, and a $30.0 million increase in related party payables, partially offset by retirements of mortgage-back/asset-backed notes of $392.6 million, and $22.3 million of dividends.
Off-Balance Sheet Arrangements

        Spinco does not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, Spinco does not have any undisclosed borrowings or debt, and it has not entered into any derivative contracts (other than those described in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosure About Market Risk—Interest Rate Risk") or synthetic leases. Spinco is, therefore, not materially exposed to any financing, liquidity, market or credit risk that could arise if it had engaged in such relationships.

Effect of Inflation; Seasonality

        Spinco does not believe that inflation (except for the effect of inflation on the costs of building materials) has had a material impact on its financial position or results of operations.

        Spinco does not believe that seasonality has had a material impact on its financial position or results of operations. While a segment of Spinco's business is dependent upon the construction industry, which is seasonal due to the impact of winter or wet weather conditions, it has not had material fluctuations due to these types of environmental conditions.

MARKET RISK

        Spinco is exposed to certain market risks inherent in Spinco's operations. These risks generally arise from transactions entered into in the normal course of business. Spinco's primary market risk exposures relate to interest rate risk. Spinco does not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest rate risk

        Spinco's primary interest rate risk exposures relate to the interest rates on its third-party indebtedness and the instalment notes receivable portfolio during the warehousing period and prepayments thereof.

        At December 31, 2007, Spinco had two warehouse facilities totaling $350.0 million that provided temporary financing to WMC, as further described in Note 7 of "Notes to Consolidated Financial Statements" of JWH Holding Company, LLC and Subsidiaries. At December 31, 2007, there were $189.2 million of borrowings outstanding under these facilities. The variable funding loan facilities were repaid and subsequently closed in April 2008. There were no borrowings outstanding at December 31, 2006.

        As of December 31, 2007 and 2006, Spinco held multiple interest rate hedge agreements with various counterparties with an aggregate notional value of $215.0 million and $50.0 million, respectively. The objective of these hedges was to protect against changes in the benchmark interest rate on the forecasted issuance of mortgage-backed notes in a securitization anticipated to be priced on or around April 1, 2008. The hedges were to be settled on or before maturity and were being accounted for as cash flow hedges. As such, changes in the fair value of the hedges that took place through the date of maturity were recorded in accumulated other comprehensive income (loss). At March 31, 2008, these hedges no longer qualified for hedge accounting treatment because Spinco no longer planned to access the distressed securitization market. As a result, Spinco recognized a loss on interest rate hedge ineffectiveness of $17.0 million in the three months ended March 31, 2008. On April 1, 2008 Spinco settled interest rate hedge agreements with an aggregate notional value of $215.0 million that were originally designated to hedge Spinco's next securitization. No similar hedges remain outstanding at June 30, 2008.

        A ten percent decrease in interest rates from the December 31, 2007 and 2006 rates would result in an increase to annual pre-tax income from these financial instruments of approximately $4.3 million and $0.9 million, respectively, while a ten percent increase in rates would decrease annual pre-tax income approximately $4.3 million and $0.9 million, respectively.

        Spinco's fixed-rate instalment notes receivables were $1.8 billion as of June 30, 2008 and December 31, 2007 and fixed-rate mortgage-backed/asset-backed notes were $1.4 billion and $1.5 billion as of June 30, 2008 and December 31, 2007, respectively. The fixed rate nature of these instruments and their offsetting positions effectively mitigate significant interest rate risk exposure from these instruments. If interest rates decrease, Spinco may be exposed to higher prepayment speeds. This could result in a modest increase in short-term profitability. However, it could adversely impact long-term profitability as a result of a shrinking portfolio. Changes in interest rates may impact the fair value of these financial instruments.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," ("SFAS 160") that amends ARB 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Spinco does not expect the adoption of this statement, which becomes effective January 1, 2009, to have a material effect on its consolidated financial statements.

        Also in December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") a replacement of SFAS No. 141, "Business Combinations." SFAS 141(R) changes or clarifies the acquisition method of accounting for acquired contingencies, transaction costs, step acquisitions, restructuring costs and other major areas affecting how the acquirer recognizes and measures the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. In addition, this pronouncement amends previous interpretations of intangible asset accounting by requiring the capitalization of in-process research and development and proscribing impacts to current income tax expense (rather than a reduction to goodwill) for changes in deferred tax benefits related to a business combination. The SFAS 141(R) will be applied prospectively for business combinations occurring after December 31, 2008. The adoption of SFAS 141(R) will impact our operating results in 2009 upon consummation of the merger into HCM. Acquisition costs and fees will be expensed resulting in a decrease in our operating results during the period incurred. Spinco is still evaluating the magnitude of the impact of adoption.

 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        In 2006, Walter elected to change its accounting firm and replaced PricewaterhouseCoopers LLP ("PwC") as its independent accountants. On December 20, 2006, the Audit Committee of Walter's board of directors approved the dismissal of PwC as its independent registered public accounting firm effective upon PwC's completion of its audit of the financial statements for the year ending December 31, 2006 and the filing of its Annual Report on Form 10-K for that year. The Audit Committee with the approval of Walter's board of directors appointed Ernst & Young LLP to serve as the independent registered public accounting firm beginning with fiscal year 2007.

        Ernst & Young LLP served as Walter's independent registered public accounting firm for fiscal year 2007. PwC served as Walter's independent registered public accounting firm for fiscal years 2006 and 2005.

        The reports of PwC on the financial statements of Walter as of and for the years ended December 31, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

        During the fiscal years ended December 31, 2006 and 2005 and the subsequent interim period through March 1, 2007, there were: (1) no disagreements with PwC on any matters of application of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in their reports on Spinco's financial statements for such years, and (2) no reportable events within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K except for the following: as disclosed in Item 9A of Walter's Annual Report on Form 10-K for the year ended December 31, 2005, management concluded that a material weakness related to controls over the appropriate classification of shipping and handling costs existed at December 31, 2004. During the fourth quarter of 2005, management remediated the material weakness.

        Walter provided PwC a copy of the foregoing disclosures. By letter dated March 7, 2007, addressed to the SEC, PwC stated that is had read the statements made by Walter regarding statements set forth above and that the firm was in agreement with such statements. A copy of the letter was filed as Exhibit 16.1 of the Current Report on Form 8-K/A filed by Walter with the SEC on March 7, 2007.

        During the fiscal years ended December 31, 2006 and 2005 and the subsequent interim period through March 1, 2007, neither Walter nor anyone on its behalf consulted Ernst & Young LLP regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Walter's consolidated financial statements, nor has Ernst & Young LLP provided to Walter a written report or oral advice regarding such principles or audit opinion.

        The Audit Committee of Walter has selected Ernst & Young LLP as independent registered public accountants to audit its consolidated financial statements and effectiveness of internal control over financial reporting for the fiscal year ending December 31, 2008.

MANAGEMENT OF THE SURVIVING CORPORATION

BOARD OF DIRECTORS

        The merger agreement provides that at the closing of the merger, the directors of the Surviving Corporation will be divided as nearly equally as possible into approximately three classes and shall consist of seven directors. Six directors will be designated by Spinco, in its sole discretion, and one has been designated by HCM. Each director shall serve a term of office of three years.

        We have listed below biographical information for each person who is currently expected to be a member of the board of directors of the Surviving Corporation. However, before the closing of the merger, Spinco may change, in its sole discretion, any or all of its six designees at any time by providing written notice to HCM. Moreover, HCM may change its designee prior to the closing of the merger with the prior written consent of Spinco, which shall not be unreasonably withheld or delayed.

Spinco Designees to the Board of Directors

        Mark J. O'Brien, 65 has been a director of Walter since 2005. In March 2006, Mr. O'Brien was named Chairman and Chief Executive Officer of Spinco. Mr. O'Brien has served as President and Chief Executive Officer of Brier Patch Capital and Management, Inc., a real estate investment firm, since September 2004. Mr. O'Brien served in various capacities at Pulte Homes, Inc. for 21 years, culminating in his appointment as President and Chief Executive Officer. He retired from that position in 2003. Mr. O'Brien is also a director of Mueller Water Products, Inc.

        Michael T. Tokarz, 58 has been Chairman of Walter's board of directors since December 2006 and has been a director of Walter since September 1987. Since February 1, 2002 he has been a member of the Tokarz Group, LLC. From January 1996 until February 1, 2002, Mr. Tokarz was a member of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co. L.P. Mr. Tokarz also is a director of Conseco, Inc., IDEX Corporation, Mueller Water Products, Inc. and MVC Capital, Inc.

HCM Designee to the Board of Directors

        John A. Burchett, 66 has been the Chairman of HCM's board of directors and its President and Chief Executive Officer since HCM's inception in June 1997. Mr. Burchett has also been the Chairman of the board of directors and Chief Executive Officer of HCP-2 since its formation in 1989. Prior to founding HCM, Mr. Burchett held executive positions in the national mortgage finance operations of two global financial institutions, Citicorp Investment Bank from 1980 to 1987, and Bankers Trust Company from 1987 to 1989.

Committees of the Board of Directors

        The committees of the board of directors of the Surviving Corporation and the members of such committees will not be determined until the board of directors of the Surviving Corporation is fully constituted and holds its initial meeting. It is expected that the board of directors of the Surviving Corporation, however, will continue to have the following three committees. Upon completion of the merger, the board of directors of the Surviving Corporation will approve new written charters for each committee and make determinations with respect to each committee member's independence in accordance with NYSE Alternext listing standards.

         Audit Committee.    Upon completion of the merger, the board will make determinations regarding the financial literacy and financial expertise of each member of the audit committee in accordance with the NYSE Alternext listing standards. The committee will assist the board of directors in fulfilling its oversight responsibility with respect to the Surviving Corporation's accounting and financial reporting practices and the audit process, the quality and integrity of the Surviving Corporation's financial statements, the independent auditors' qualifications, independence and performance, the performance of the Surviving Corporation's internal audit function and internal auditors and certain areas of legal and regulatory compliance.

         Compensation Committee.    The compensation committee will assist the board of directors in carrying out the responsibilities of the board of directors relating to the compensation of the Surviving Corporation's senior management and independent directors as will be set forth in the committee's charter in accordance with NYSE Alternext listing standards.

         Governance Committee.    The principal functions of the governance committee will be to assist the board of directors in identifying individuals qualified to become board members and recommend to the board the nominees for election as directors at the next annual meeting of stockholders, to recommend to the board the persons to be elected as executive officers of the Surviving Corporation, to develop and recommend to the board the corporate governance guidelines applicable to the Surviving Corporation, and to serve in an advisory capacity to the board and the chairman of the board with regard to matters of organization, management succession plans, major changes in the organizational structure of the Surviving Corporation, and the conduct of board activities. Upon completion of the merger, the board of directors will make determinations regarding the committee's responsibilities to be laid out in its written charter, including, among other things, the criteria by which prospective board members should be evaluated for nomination or recommendation for nomination for election to the board of directors.

Director Independence

        It is expected that, upon consideration of the criteria and requirements regarding director independence set forth in the rules adopted by the NYSE Alternext, promptly after the effective time of the merger the board of directors of the Surviving Corporation will affirmatively determine that each of the non-employee directors of the Surviving Corporation, Messrs. Tokarz,                        ,                         ,                         and                         , has no material relationship with the Surviving Corporation and is independent. It is also expected that the board of directors of the Surviving Corporation will affirmatively determine that Mr. O'Brien and Mr. John A. Burchett are not independent because of their employment relationships with the Surviving Corporation. In making such determinations, the board of directors of the Surviving Corporation will consider, among other things, each relationship between the Surviving Corporation and any current or former director serving during 2009.

        It is also expected that the board of the Surviving Corporation will monitor and review at least once annually commercial, industrial, banking, charitable and other relationships that directors may have with the Surviving Corporation to determine whether the directors are independent in accordance with the rules adopted by the NYSE Alternext.

MANAGEMENT

        The merger agreement provides that the officers of Spinco immediately prior to the effective time of the merger shall be the initial officers of the Surviving Corporation. Mark J. O'Brien (or his successor, if any, as Chief Executive Officer of Spinco) will be the Chairman and Chief Executive Officer of the Surviving Corporation. Charles E. Cauthen, currently President of WMC, is expected to become President and Chief Operating Officer of the Surviving Corporation and Kimberly Perez, currently Executive Vice President and Chief Financial Officer of WMC, will become Chief Financial Officer of the Surviving Corporation. In addition, the merger agreement provides that John A. Burchett and Irma N. Tavares will serve in a senior management capacity at the Surviving Corporation or one or more of its subsidiaries with an initial focus on generating fee income through HCP-2.

        We have set forth below certain information about persons expected to be executive officers of the Surviving Corporation following the completion of the merger.

        Mark J. O'Brien, Chairman of the Board and Chief Executive Officer. A brief description of Mr. O'Brien's business experience during the past five years is included above in "—Spinco Designees to the Board of Directors" on page [    ] of this proxy statement/prospectus.

        Charles E. Cauthen, age 50, President and Chief Operating Officer, was appointed Chief Financial Officer of Spinco and President of WMC in November 2006. Prior thereto, he served as President of JWH since August 2005. Previously, he served as Chief Operating Officer JWH since February 2005 and Senior Vice President and Controller of JWH since November 2000. Prior thereto, he was Senior Vice President and Chief Financial Officer—Consumer Products Group, Bank of America, from 1999 to November 2000.

        Kimberly A. Perez, age 41, Executive Vice President and Chief Financial Officer, was appointed Vice President of Spinco in November 2006 and Executive Vice President and Chief Financial Officer of WMC in February 2005, previously serving as Executive Vice President and Assistant Secretary of WMC since December 2003. Prior thereto, she served as Vice President, Corporate Accounting for Walter since June 2000, and before that she served as Assistant Controller- Director of Accounting and Strategic Planning for Walter since July 1997. Prior to her employment at Walter she was an Audit Manager for PricewaterhouseCoopers LLC.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        It is not expected that any member of the compensation committee of the Surviving Corporation will have served as an officer or employee of the Surviving Corporation. It also is not expected that any of the executive officers of the Surviving Corporation will serve as a member of the compensation committee of any other company that has an executive officer serving as a member of the board of directors of the Surviving Corporation or that any executive officer of the Surviving Corporation will serve as a member of the board of directors of any other company that has an executive officer serving as a member of the compensation committee of the Surviving Corporation.

CERTAIN RELATIONSHIPS AND CERTAIN RELATED TRANSACTIONS

        It is expected that the code of conduct policy and compliance program of the Surviving Corporation will require all employees and directors of the Surviving Corporation to avoid conflicts of interest, defined as situations where the person's private interests conflict, or even appear to conflict, with the interests of the company as a whole. It also is expected that, at least annually, each director and executive officer of the Surviving Corporation will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which the Surviving Corporation is involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

        The governance committee of the Surviving Corporation will be composed of independent directors and will conduct an annual review of the information from the questionnaire, evaluate related party transactions, if any, involving the directors and their related persons and make recommendations to the board of directors of the Surviving Corporation regarding the independence of each board member.

        If a transaction arises during the year that may require disclosure as a related person transaction, information about the transaction will be provided to the board of directors of the Surviving Corporation in connection with its review, approval or ratification of the transaction.

 COMPENSATION OF EXECUTIVE OFFICERS OF THE SURVIVING CORPORATION

        The Surviving Corporation has not yet paid any compensation to the individuals who will become its directors or executive officers. The form and amount of the compensation to be paid to each of the Surviving Corporation's directors and executive officers will be determined by the Surviving Corporation's board of directors as soon as practicable following the completion of the merger with the exception of members of senior management whose form and amount of compensation is set forth in an employment agreement, as discussed above. Each executive officer's compensation will be established by the Surviving Corporation's board of directors compensation committee, which will be comprised solely of independent directors in accordance with NYSE Alternext listing standards.

        The regulations of the SEC require that the following compensation discussion and analysis disclose the compensation received by the individuals who are expected to be the chief executive officer, the president and chief operating officer, and the executive vice president and chief financial officer, respectively, of the Surviving Corporation and the two most highly compensated executive officers of HCM, who are expected to be the next two most highly compensated members of senior management of the Surviving Corporation. These five persons are referred to in this proxy statement/prospectus as the Named Executive Officers. The tables following this discussion disclose compensation received by the Named Executive Officers from Walter or HCM, as applicable, for the fiscal years indicated.

Oversight of Compensation Program

        The compensation committee of the board of directors of the Surviving Corporation will consist entirely of independent directors and will be responsible for establishing and reviewing the overall compensation philosophy of the Surviving Corporation. This committee will establish new executive compensation plans, including incentive compensation plans and equity-based plans, and will oversee management's administration of those plans. This committee also will be responsible for reviewing and approving annually all compensation decisions affecting the senior management of the Surviving Corporation, including the Named Executive Officers.

        The compensation committee will recognize the importance of the development and administration of the Surviving Corporation's compensation and benefit programs and will perform the following functions in carrying out its responsibilities:

  •
  Review annually the operations of the Surviving Corporation's executive compensation programs to determine whether they are properly coordinated and achieving their intended purpose;

  •
  Take steps to modify any executive compensation program that yields payments and benefits that are not reasonably related to executive and company performance;

  •
  Review and approve corporate goals and objectives relevant to senior management compensation, including annual performance objectives;

  •
  Evaluate the performance of the senior management in light of their goals and objectives and, based on this evaluation and a review of detailed compensation tally sheets, approve the annual salary, annual incentive compensation, equity incentives and other benefits of senior management;

  •
  Establish and periodically review policies relating to senior management perquisites; and

  •
  Review and recommend to the full board of directors compensation of directors.

        The responsibilities of the compensation committee will be as stated in its charter, which will be available on the corporate governance page of the Surviving Corporation's website. The compensation committee will review the charter annually and will recommend to the board of directors of the

Surviving Corporation any improvement to the charter it considers necessary or valuable. The membership of this committee will be determined by the board of directors of the Surviving Corporation.

Executive Compensation Philosophy

        The purpose of the Surviving Corporation's executive compensation program will be to attract, motivate and retain qualified key executives who will be responsible for the success of the Surviving Corporation as a whole. Compensation paid to executives should be structured to align the interests of stockholders and the interests of management, while appropriately meeting the needs of the Surviving Corporation in operating its businesses. To align these interests, compensation programs will be structured to motivate and reward members of senior management who achieve short-term and long-term financial and strategic goals of the Surviving Corporation that impact stockholder value. In accordance with this philosophy, the compensation committee of the Surviving Corporation will seek executive compensation packages consisting of cash and equity based compensation, including the following:

  •
  Base salary;

  •
  Annual cash incentive compensation;

  •
  Long-term equity-based compensation;

  •
  Retirement plans; and

  •
  Perquisites and other personal benefits.

Determining Executive Compensation

        It is expected that the compensation committee will meet at least quarterly to discuss executive compensation matters and will engage an outside consultant to advise the committee on executive compensation, perquisites and benefits matters. The committee will make all compensation decisions regarding the Surviving Corporation's senior management, including the Named Executive Officers.

Compensation Recovery Policy

        It is expected that the policy of the board of directors of the Surviving Corporation will be that the compensation committee has the authority to make retroactive adjustments to any cash or equity-based incentive compensation paid to senior management where the payment was predicated upon the achievement of certain financial results. In the event that those financial results are subject to restatement, the compensation committee will evaluate the nature and impact of the restatement and make appropriate retroactive adjustments.

Stock Ownership Policy

        It is expected that senior management of the Surviving Corporation will have a meaningful equity interest in the Company and that employment agreements, if any, between members of senior management and the Surviving Corporation will set forth the amount of equity, if any, required to be purchased directly in the open market.

        More information regarding the beneficial stock ownership of the Named Executive Officers can be found in the Ownership of Directors and Named Executive Officers table on page [        ] of this proxy statement/prospectus.

COMPENSATION ELEMENTS

Base Salary

        It is expected that the Surviving Corporation will maintain specific salary grade levels and corresponding pay ranges for every salaried position in the company and that the compensation committee generally will aim to set the midpoint of each element of Named Executive Officer compensation within a salary grade, as well as overall compensation for each salary grade, at approximately the 50th percentile relative to the Surviving Corporation's peer group of companies. The compensation committee will review and approve the base salary of each Named Executive Officer on an annual basis, as well as at the time of promotion or other change in responsibilities. In determining salary adjustments, the compensation committee will consider the responsibilities associated with the position, individual contribution and performance, position within the salary range, retention, experience, company performance and the level of pay compared to the general industry peer group companies.

        Salaries paid to Named Executive Officers in 2007 and 2006 are reflected in the "Salary" column of the Summary Compensation Table on page [        ] of this proxy statement/prospectus.

Annual Cash Incentive Compensation

        Annual incentive compensation will provide Named Executive Officers and other key employees with the opportunity to earn cash based on the achievement of specific pre-established measurable financial and individual objectives that provide a meaningful contribution to the Surviving Corporation's performance. It is expected that the compensation committee will support annual cash incentives that motivate and provide focus on the achievement of short-term financial, strategic and individual performance goals, which ultimately lead to long-term operating results.

        It is expected that the financial and individual goals will be established and approved by the compensation committee in the first quarter of the calendar year and that annual incentive opportunities will be targeted at approximately the 50th percentile relative to the Surviving Corporation's peer group of companies. The maximum annual cash incentive that may be awarded to all of Named Executive Officers will be limited to a specified percentage of the operating income of the Surviving Corporation for the related fiscal year.

Long-Term Equity-Based Compensation

        It is expected that long-term equity-based incentive compensation will be awarded under the Surviving Corporation's equity incentive plans, including the 1999 Equity Incentive Plan. The Surviving Corporation's equity incentive plans will provide an opportunity for Named Executive Officers and certain key employees to increase their stake in the company through grants and issuance of incentive and non-qualified stock options, restricted stock units, stock appreciation rights and other stock awards. These plans will provide equity as a component of executive compensation to assure external competitiveness of total compensation, to motivate Named Executive Officers and key employees to focus on long-term company performance and to retain the services of executives during the vesting period since, in most circumstances, the awards will be forfeited if the executive leaves the employ of the Surviving Corporation before the award vests.

        It is expected that grants of awards will be made by the compensation committee based on recommendations of the Named Executive Officers with respect to executives and key employees reporting directly to them, and the advice of the compensation committee's outside consultant. In determining grants of awards to Named Executive Officers, the compensation committee will consider the respective responsibilities of each Named Executive Officer, external stock-based compensation survey data provided by its outside consultant, peer group comparisons and the strategic and operational goals and performance of each Named Executive Officer. It is expected that the compensation committee will consider the evaluation by the principal executive officer of the other Named Executive Officers and key employees. Awards to Named Executive Officers will be determined separately by the compensation committee and will be based upon, among other things, the compensation committee's appraisal of the contributions by those persons to the Surviving Corporation's long-term performance. It is expected that the compensation committee will base the annual equity award on a target projected cash value of the award, using a modified Black-Scholes formula provided by its outside consultant.

        It is expected that the compensation committee will review and approve equity-based compensation for each Named Executive Officer on an annual basis, as well as at the time of promotion or other change in responsibilities and in connection with special awards.

Perquisites and Other Personal Benefits

        The Surviving Corporation will provide certain perquisites to the Named Executive Officers which it believes are reasonable and consistent with its overall compensation program. The compensation committee will periodically review the level of perquisites provided to the Named Executive Officers.

The perquisites provided to the Named Executive Officers are as set forth in the "All Other Compensation" column of the Summary Compensation Table below.

SUMMARY COMPENSATION TABLE

        The following table discloses compensation received from Walter or HCM, as applicable, by the Named Executive Officers.

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)		Total ($)
Mark J. O'Brien	2007	154,500	0	68,713	1,562,651	304,855	0	31,877	(5)	2,122,596
Chairman and Chief Executive Officer	2006	124,432	0	0	2,314,734	186,250	0	72,115	(5)	2,697,531
Surviving Corporation
Charles E. Cauthen, Jr.	2007	325,000	0	162,181	847,953	285,114	0	41,407	(5)	1,661,655
President and Chief Operating Officer	2006	298,700	0	135,080	543,954	242,680	0	40,678	(5)	1,261,092
Surviving Corporation
Kimberly A. Perez	2007	178,000	0	37,027	13,317	151,543	0	16,910	(5)	396,797
Executive Vice President and Chief Financial Officer	2006	169,950	0	28,741	13,906	110,742	0	16,282	(5)	339,621
Surviving Corporation
John A. Burchett	2007	384,159	0	0	0	0	0	24,977	(6)	409,136
Chairman, President and Chief Operating Officer	2006	367,431	0	0	0	0	0	29,980	(6)	397,411
HCM
Irma N. Tavares	2007	311,391	0	0	0	0	0	17,534	(7)	328,925
Chief Operating Officer and Managing Director	2006	297,607	0	0	0	0	0	18,278	(7)	315,885
HCM

(1)
The regulations of the Securities and Exchange Commission require that the following compensation discussion and analysis disclose the compensation received by the individuals who are expected to be the chief executive officer, the president and chief operating officer, and the executive vice president and chief financial officer, respectively, of the Surviving Corporation and the two most highly compensated executive officers of HCM, who are expected to be the next two most highly compensated members of senior management of the Surviving Corporation. These five persons are referred to in this Summary Compensation Table and in each of the four subsequent tables as the Named Executive Officers.

(2)
The value of stock and option awards with respect to Messrs. O'Brien and Cauthen and Ms. Perez represents the accounting charge for equity compensation expense recognized by Walter in 2007 for restricted stock units and stock options granted in 2007 and 2006 as required by Statement of Financial Accounting Standards No. 123(R). A discussion of relevant assumptions used in calculating grant date fair value and current year expense pursuant to FAS 123(R) follows this table.

  The option award expenses incurred in 2007 for Messrs. O'Brien and Cauthen include approximately $1.5 million and $0.8 million, respectively, for the award of an option to acquire limited liability company interest in JWH Holding Company, LLC, as provided for under the terms of their individual employment agreements.

(3)
Amounts reflect cash incentive awards earned by Messrs. O'Brien and Cauthen and Ms. Perez for the achievement of specific pre-established measurable financial and individual objectives under Walter's Executive Incentive Plan. The awards are based on pre-established, performance-based targets the outcome of which is uncertain at the time the targets are established and therefore are reportable as "Non-Equity Incentive Plan Compensation" rather than as "Bonus".

(4)
Earnings on deferred compensation by Messrs. O'Brien and Cauthen and Ms. Perez are not reflected in this column because the return on earnings is calculated in the same manner and at the same rate as earnings on externally managed investments of employees participating in Walter's tax-qualified 401(k) Retirement Savings Plan.

(5)
For Messrs. O'Brien and Cauthen and Ms. Perez, all other compensation includes: Walter contributions to Retirement Savings Plans and Personal Benefits.

Walter Contributions to Retirement Savings Plans
Walter contributed $23,407 into Mr. Cauthen Retirement Savings account, $7,877 into Mr. O'Brien's Retirement Savings account and $16,910 into Ms. Perez's Retirement Savings account in 2007.

Personal Benefits
Personal benefits for Mr. O'Brien total $24,000 for an automobile allowance.
Personal benefits for Mr. Cauthen total $18,000 for an automobile allowance.

(6)
Includes for Mr. Burchett $4,400 for employer contributions to 401(k) for each of fiscal 2006 and 2007; $8,030 for insurance premiums for each of fiscal 2006 and 2007; $8,347 for additional disability insurance premiums for each of fiscal 2006 and 2007; $8,400 for an automobile allowance for fiscal 2006 and $4,200 for fiscal 2007; and $803 for club membership dues for fiscal 2006 and $0 for fiscal 2007.

(7)
Includes for Ms. Tavares $4,400 for employer contributions to 401(k) for each of fiscal 2006 and 2007; $995 for insurance premiums for each of fiscal 2006 and 2007; $7,200 for an automobile allowance for fiscal 2006 and $3,600 for fiscal 2007; and $5,683 for additional disability premiums for fiscal 2006 and $8,539 for fiscal 2007.

        As of January 1, 2006, Walter adopted SFAS No. 123 (revised 2004), "Share-Based Payment" and the Securities and Exchange Commission Staff Bulletin No. 107 (collectively "SFAS 123(R)") which requires Walter to value and record, as compensation expense, stock awards granted to employees under a fair value based method. Prior to January 1, 2006, Walter accounted for stock awards granted to employees under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Prior to the adoption of SFAS 123(R), compensation expense was not required for stock options granted to Walter's employees because all stock options granted had an intrinsic value of $0 at the date of the grant. However, compensation expense associated with restricted stock unit grants was required to be recognized over the vesting period of the grant.

        SFAS 123(R) applies to new awards and to awards modified, repurchased or canceled after January 1, 2006. Walter utilizes the modified prospective application method for stock options and restricted stock units granted prior to January 1, 2006, which requires Walter to record compensation expense beginning January 1, 2006 for the unvested portion of those stock awards. This compensation expense is charged to the statement of operations with a corresponding credit to capital in excess of par value and is generally recognized utilizing the graded vesting method for stock options and straight-line method for restricted stock units. In addition, Walter is required, upon adoption, to calculate the pool of income tax benefits that were previously recorded in capital in excess of par value and are available to absorb future income tax benefit deficiencies that can result from the exercise or maturity of stock awards. Walter has elected to calculate this pool under the alternative transition method provided for in FASB Staff Position No. 123 (R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." Additionally, Walter is required to reflect the benefits of tax deductions in excess of recognized compensation cost as an operating cash outflow and a financing cash inflow. Walter uses the Black-Scholes option pricing model to value its stock option grants and estimates forfeitures in calculating the expense related to stock-based compensation.

 GRANTS OF PLAN-BASED AWARDS

        The following table discloses grants of awards made to a Named Executive Officer during the fiscal year ended December 31, 2007. Awards to Messrs. O'Brien and Cauthen and Ms. Perez reflect the potential payouts under Walter's Executive Incentive Plan and Walter's 2002 Long-Term Incentive Award Plan. Awards to Mr. Burchett and Ms. Tavares reflect the potential payouts under HCM's Bonus Incentive Compensation Plan and HCM's 1999 Equity Incentive Plan.

2007 Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date(2)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)(3)(6)	All Other Option Awards: Number of Securities Underlying Options (#)(4)(6)	Exercise or Base Price of Option Awards ($/Sh)(5)(6)	Closing Market Price ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($/Sh)(7)
Mark J. O'Brien		0	155,400	(8)
	1/31/2007							8,013				28.12
	1/31/2007								8,170	28.12	28.18	9.37
Charles E. Cauthen, Jr.		0	195,000	(8)
	1/31/2007							4,808				28.12
	1/31/2007								4,902	28.12	28.18	9.37
Kimberly A. Perez		0	71,200	(8)
	1/31/2007							1,282				28.12
	1/31/2007								1,307	28.12	28.18	9.37
John A. Burchett	(9)	0	—					—	—	—	—	—
Irma N. Tavares	(9)	0	—					—	—	—	—	—

(1)
For Messrs. O'Brien and Cauthen and Ms. Perez, reflects cash incentive opportunities under Walter's executive incentive plan for 2007. Amounts actually earned by Mr. O'Brien, Mr. Cauthen and Ms. Perez under Walter's executive incentive plan in 2007 are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

For Mr. Burchett and Ms. Tavares, reflects incentive opportunities under HCM's bonus incentive compensation plan for 2007. Amounts actually earned by Mr. Burchett and Ms. Tavares under HCM's bonus incentive compensation plan in 2007 are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 198.

(2)
January 31, 2007 was the grant date for annual equity awards to Mr. O'Brien, Mr. Cauthen and Ms. Perez under Walter's 2002 long-term incentive award plan.

(3)
Reflects time vested stock awards in the form of restricted stock units payable in Walter's common stock to Messrs. O'Brien and Mr. Cauthen and Ms. Perez. Restricted stock units granted to Mr. O'Brien, Mr. Cauthen and Ms. Perez on January 31, 2007 vest in three years on January 31, 2010.

(4)
For Messrs. O'Brien and Cauthen and Ms. Perez, reflects time vested non-qualified stock options to acquire Walter's common stock. These stock options vest ratably on the first, second and third anniversary of the option grant date and expire in ten years.

(5)
The exercise price for awards attributed to Messrs. O'Brien and Cauthen and Ms. Perez is determined based on the average of the high and low prices of Walter's common stock as traded on the New York Stock Exchange on the grant date.

(6)
The number of shares underlying options awarded and the related exercise prices and the number of restricted stock units awarded to Messrs. O'Brien and Cauthen and Ms. Perez shown in the table are the amounts on the applicable grant date.

(7)
The per share values shown in the table with respect to Messrs. O'Brien and Cauthen and Ms. Perez are the fair values on the applicable grant date calculated for financial statement reporting purposes in accordance with Statement of Financial Accounting Standards No. 123(R).

(8)
Under the economic profit based plan established by Walter's Financing and Homebuilding segments, payouts for Messrs. O'Brien and Cauthen and Ms. Perez range from a minimum of 0% of target incentive to a maximum of 50% of the award pool under Walter's executive incentive plan.

(9)
For the fiscal year ended December 31, 2007, HCM made no grants of equity awards to Mr. Burchett and Ms. Tavares under its 1999 equity incentive plan.

 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

        The table discloses outstanding exercisable and unexercisable stock options and unvested restricted stock units outstanding as of December 31, 2007 for the Named Executive Officers as disclosed by Walter or HCM, as applicable.

2007 Outstanding Equity Awards at Fiscal Year-end

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(1)	Option Expiration Date(2)		Number of Shares or Units of Stock That Have Not Vested (#)(1)(3)		Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)
Mark J. O'Brien	5,180	2,590	0	23.64	6/23/2015
	2,590	5,180	0	34.19	4/28/2016
	0	(5)	0	(5)	3/2/2016	(5)
	0	8,170	0	28.12	1/31/2017
							8,013		287,907
Charles E. Cauthen, Jr.	5,827	0	0	6.10	2/19/2014
	5,957	2,979	0	19.93	2/25/2015
	1,775	3,550	0	34.29	2/22/2016
	0	(5)	0	(5)	11/2/2016	(5)
	0	4,902	0	28.12	1/31/2017
							18,842		676,993
Kimberly A. Perez	4274	0	0	3.41	12/12/2010
	1865	0	0	6.10	2/19/2014
	1211	605	0	19.93	2/25/2015
	291	581	0	34.29	2/22/2016
	0	1,307	0	28.12	1/31/2017
							8,224	(6)	295,488
John A. Burchett	24,270	0	0	15.75	6/30/2012
Irma N. Tavares	18,630	0	0	15.75	6/30/2012

(1)
For Messrs. O'Brien and Cauthen and Ms. Perez, the number of shares of Walter common stock underlying options awarded and the related exercise prices and the number of restricted stock units shown in the table are the amounts on the applicable grant date. In connection with the spin-off by Walter of Mueller Water Products, Inc. ("Mueller") on December 14, 2006, and under the anti-dilution provisions of Walter's 2002 stock plan, all options and restricted stock units awarded to Messrs. O'Brien and Cauthen and Ms. Perez prior to the spin-off of Mueller were modified on December 15, 2006 to preserve the intrinsic value of the awards. The number of shares of the modified awards was determined by multiplying the number of shares underlying the original equity awards by 1.9426 and in the case of stock options by dividing the stock option exercise price by the same adjustment ratio. This adjustment ratio was obtained by dividing the closing price of Walter's common stock in the "regular way" market on December 14, 2006 ($49.05) by the "ex-dividend" opening price of Walter's common stock on the New York Stock Exchange on December 15, 2006 ($25.25).

(2)
For Messrs. O'Brien and Cauthen and Ms. Perez, the stock option grants under Walter's 2002 long-term incentive award plan expire in ten years and vest ratably on the first, second and third anniversary of the option grant date. For Mr. Burchett and Ms. Tavares the stock option grants under HCM's 1999 equity incentive plan expire in ten years and vest ratably on the first, second and third anniversary of the option grant date.

(3)
For Messrs. O'Brien and Cauthen and Ms. Perez, reflects time vested stock awards in the form of restricted stock units payable in Walter common stock. The Walter restricted stock units vest in seven years, subject to accelerated annual vesting of 25% of the units granted in the event that price appreciation of the Walter's common stock from the date of grant exceeds 10% compounded annually for a period of sixty consecutive calendar days.

(4)
For Messrs. O'Brien and Cauthen and Ms. Perez, assumes a market value of $35.93 per share (the closing market price of the Walter's common stock on December 31, 2007).

(5)
In 2006, under the terms of their employment agreements, Walter's board of directors granted Messrs. O'Brien and Cauthen a special option award to acquire limited liability company interests in Spinco. Mr. O'Brien was granted an option to acquire 7.5% of the equity of Spinco and Mr. Cauthen was granted an option to acquire 2.5% of the equity of Spinco. The exercise price of these options was fair value at the date of grant as determined by independent third parties. These options vest over a three-year period and expire in ten years. None of the options were forfeited or exercised as of December 31, 2007. The merger agreement contemplates that these options may be cancelled and cease to be outstanding as of the effective time of the merger by agreement between Spinco and Messrs. O'Brien and Cauthen. See "The Merger Agreement—Equity Awards—Treatment of Spinco Equity Awards," beginning on page [    ] of this proxy statement/prospectus.

(6)
Includes restricted stock compensation that was deferred by Ms. Perez from grant dated February 19, 2004.

 OPTION EXERCISES AND STOCK VESTED

        The following table sets forth the actual value received by the Named Executive Officers in 2007 upon the exercise of stock options and the vesting of restricted stock units as disclosed by Walter or HCM, as applicable.

2007 Option Exercises and Stock Vested

	NQSO Option Awards		RSU Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Mark J. O'Brien	0	0	0	0
Charles E. Cauthen, Jr.	0	0	6,604	163,411
Kimberly A. Perez	0	0	454	11,291
John A. Burchett	0	0	0	0
Irma N. Tavares	0	0	0	0

(1)
For Mr. Cauthen and Ms. Perez, the value realized on vesting was based on the average of the high and low prices of Walter common stock as traded on the New York Stock Exchange on the vesting date.

NONQUALIFIED DEFERRED COMPENSATION

        The following table discloses defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified as reported by Walter for Messrs. O'Brien and Cauthen and Ms. Perez and HCM for Mr. Burchett and Ms. Tavares, respectively for the participating Named Executive Officers for the year ended December 31, 2007.

2007 Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
Mark J. O'Brien	0	0	0	0	0
Charles E. Cauthen, Jr.	0	8,113	829	0	16,930
Kimberly A. Perez	0	0	0	0	0
John A. Burchett	0	0	0	0	0
Irma N. Tavares	0	0	0	0	0

(1)
For Mr. Cauthen, reflects Walter matching contributions to the supplemental retirement savings plan which serves as an excess savings plan when tax limitations are reached under the tax qualified retirement savings plan.

(2)
Walter does not pay above market interest or preferential dividends on investments in its supplemental retirement savings plan or its deferred compensation plan. Earnings are calculated in the same manner and at the same rate as earnings on externally managed investments for employees participating in Walter sponsored tax-qualified retirement savings plan.

(3)
Funds have been set aside by Walter in a rabbi trust for purposes of providing this benefit.

EMPLOYMENT AGREEMENTS / RETENTION AGREEMENTS

Employment Agreements of Named Executive Officers Employed by Spinco

         Mark J. O'Brien.    Mr. O'Brien's employment agreement with Spinco, dated March 2, 2006, provides for an annual base salary (which is currently $161,150), an annual target bonus (which is currently 100% of annual base salary), a car allowance of $2,000 per month, four weeks vacation each year, and reimbursement of reasonable attorney's fees required in the negotiation of his employment agreement, up to $10,000. The employment agreement also provides for a one-time grant of non-qualified stock options in an amount equivalent to 7.5% of the total combined equity of Spinco (or another vehicle that will deliver equivalent value), which was made by Spinco on March 2, 2006. The per share strike price of these options was calculated by reference to a valuation of Walter's Financing and Homebuilding businesses as a going concern. The options vest at a rate of 1/3 per year over a three year period and terminate ten years from grant date. The options vest upon a change in control of Spinco, not to include a spin-off or other separation of Spinco from Walter. In the event of termination for cause or voluntary termination, unvested options will expire immediately and Mr. O'Brien will have 90 days to exercise vested options. In the event of termination by any other reason, resignation following a significant diminution in pay or responsibilities, retirement after the third anniversary of the employment agreement, a material breach of the employment agreement, or death, the options accelerate and fully vest and Mr. O'Brien will have two years after termination to exercise the options. If any payment under the employment agreement or any other agreement with Spinco results in the imposition of any excise or additional tax on Mr. O'Brien, Spinco will make an additional payment to Mr. O'Brien to cover the full cost of such excise or additional tax payment so that he is in the same after-tax position had he not been subject to the excise or additional tax.

         Charles E. Cauthen.    Mr. Cauthen's employment agreement dated November 2, 2006, provides for an annual base salary (which is currently $337,025), an annual target bonus (which is currently 60% of annual base salary), a car allowance of $1,500 per month and 30 days of vacation each year. In the event that he is terminated without cause or suffers a constructive termination, as more specifically set forth in the employment agreement, or if he is required to relocate more than 50 miles from Spinco's current headquarters, Mr. Cauthen will be entitled to: payment of his base salary for 18 months; payment of target amount of cash bonus for 18 months; and continued participation in benefits until 18 months after such termination or the date Mr. Cauthen is entitled to receive comparable benefits from subsequent employment. The employment agreement also provides for a one-time grant of non-qualified stock options in an amount equivalent to 2.5% of the total combined equity of Spinco (or another vehicle that will deliver equivalent value), which was made by Spinco on November 2, 2006. The per share strike price of these options will be equal to the strike price in the equity grant provided to Mr. O'Brien. The options will vest at a rate of 1/3 per year over a three year period and will terminate ten years from grant date. The options will vest upon a change in control of Spinco, not to include a spin-off or other separation of Spinco from the Walter. In the event of termination for cause or involuntary termination, unvested options will expire immediately and Mr. Cauthen will have 90 days to exercise vested options. In the event of termination by any other reason, resignation following a significant diminution in pay or responsibilities, or retirement after the third anniversary of the letter agreement, a material breach of the letter agreement, or death, the options accelerate and fully vest and Mr. Cauthen will have two years after termination to exercise the options. If any payment under the employment agreement or any other agreement with Spinco results in the imposition of any excise or additional tax on Mr. Cauthen, the Company will make an additional payment to Mr. Cauthen to cover the full cost of such excise or additional tax payment so that he is in the same after-tax position had he not been subject to the excise or additional tax.

Change In Control Agreements

        Spinco has a change in control agreement with Mr. Cauthen. The change in control agreement is intended to provide for continuity of management in the event of a change in control of Spinco. Under the change in control agreement, if employment is terminated other than for Cause, as defined in the employment agreement (which includes: willful and continual refusal to perform employment duties; conviction of a felony; or willful conduct that is demonstrably and materially injurious to Spinco) within 24 months following a change in control, Mr. Cauthen would be entitled to a lump-sum payment equivalent to two times base salary and annual incentive bonus, generally calculated as the average of actual annual incentive bonuses over the preceding three years (one-fourth of this amount is consideration for Mr. Cauthen entering into a non-competition agreement), pro rata annual incentive bonus based on actual year-to-date performance, continuation of certain benefits, such as group life and medical insurance coverage for a period of 24 months, the immediate vesting of all unvested stock options and/or restricted stock units and outplacement services from a nationally recognized firm. The agreement provides for an additional payment sufficient to eliminate the effect of any applicable excise tax on severance payments in excess of an amount determined under Section 280G of the Code. Payments subject to the excise tax would not be deductible by Spinco. The payments would also be due following a voluntary resignation for Good Reason, as defined in the employment agreement (which includes: assigning Mr. Cauthen duties that are materially inconsistent with his current position or materially reducing or altering Mr. Cauthen's position; requiring that Mr. Cauthen relocate permanently to a location in excess of 50 miles from his current principal job location; reducing Mr. Cauthen's base salary; failing to continue in effect any of Spinco's benefit plans in which Mr. Cauthen participates unless such failure to continue the benefits pertains to all plan participants generally; failing to obtain a satisfactory agreement from any successor to Spinco to assume and agree to perform Spinco's obligations under the agreement; or materially breaching any of the provisions of the agreement). The agreement provides that Mr. Cauthen is not entitled to receive duplicative severance benefits under any other Spinco related plan or program.

        The following table illustrates potential payments and benefits to Messrs. O'Brien and Cauthen and Ms. Perez under existing contracts, agreements, plans or arrangements with Spinco for an involuntary termination of employment not for cause or a change in control, assuming a December 31, 2007 termination date. To the extent payment and benefits are generally available to employees on a non-discriminatory basis, they are excluded from this table.

 POTENTIAL PAYMENTS UPON A TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL WITH RESPECT TO NAMED EXECUTIVE OFFICERS EMPLOYED BY SPINCO

Name	Cash Severance(1)	Vesting of Unvested Long Term Incentive Awards(2)	Retirement Benefits(3)	Health and Welfare Continuation	Outplacement Services(4)	Gross-Up on Excise Tax	Total
Involuntary Termination Not For Cause
Mark J. O'Brien	$0	$0	$0	$0	$0	$0	$0	(5)
Charles E. Cauthen, Jr.	$780,000	$0	$0	$16,327	$0	$0	$796,327	(5)
Kimberly Perez	$54,253	$0	$0	$0	$0	$0	54,253
Qualifying Termination Following a Change In Control
Mark J. O'Brien	$0	$392,560	$0	$0	$0	$0	$392,560	(5)
Charles E. Cauthen, Jr.	$1,414,001	$768,765	$0	$21,770	$113,750	$0	$2,318,286	(5)
Kimberly Perez	$54,253	$286,420	$0	$0	$0	$0	$340,673

(1)
With respect to Mr. Cauthen, involuntary termination represents base pay plus annual incentive payment as specified in his employment agreement. Change in Control represents 2 times base pay and annual incentive plus pro rata annual incentive payment for the current year.

(2)
With respect to Messrs. O'Brien and Cauthen and Ms. Perez, includes non-qualified stock options and restricted stock units with the closing stock price of Walter common stock of $35.93 on December 31, 2007.

(3)
No additional amounts under Walter's retirement plans are payable upon the triggering events for Messrs. O'Brien and Cauthen.

(4)
With respect to Mr. Cauthen, represents outplacement services for a maximum of 24 months, not to exceed 35% of his salary at the time of termination.

(5)
In 2006, under the terms of their employment agreements, the Board of Directors of Walter granted Messrs. O'Brien and Cauthen a special option award to acquire limited liability company interests in JWH Holding Company LLC. Mr. O'Brien was granted an option to acquire 7.5% of the equity of Spinco and Mr. Cauthen was granted an option to acquire 2.5% of the equity of Spinco. See "The Merger Agreement—Equity Awards—Treatment of Spinco Equity Awards," beginning on page [    ] of this proxy statement/prospectus.

Employment/Retention Agreements of Named Executive Officers Employed by HCM

        Effective July 1, 2002, HCM entered into Amended and Restated Employment Agreements ("Employment Agreements") with each of John A. Burchett, its Chairman, President and Chief Executive Officer, and Irma N. Tavares, its current Chief Operating Officer and Managing Director. The Employment Agreements had a five year term and automatically renewed for successive one year terms thereafter, until the officer or HCM terminated the applicable Employment Agreement. The Employment Agreements were not terminated within the time frame specified, and, thus, automatically renewed for a one year term which began July 1, 2007 and was scheduled to end, if not renewed, by July 1, 2008.

        HCM and each of Mr. Burchett and Ms. Tavares, on November 27, 2007, effective July 1, 2007, entered into new revised Amended and Restated Employment Agreements ("Revised Agreements") which provide for a three year extension of the term of the Employment Agreements from the effective date of July 1, 2007, but also eliminate the automatic renewal provisions. Thus, the Employment Agreements, as amended by the Revised Agreements, now expire July 1, 2010. If the Revised

Agreements are not renewed or replaced beyond July 1, 2010, the Revised Agreements provide each of the executives to receive, subject to certain conditions, payment equal to one (1) year of base salary.

        In addition, the Revised Agreements provide for a retention bonus of $300,000 to be paid to Mr. Burchett and a retention bonus of $200,000 to be paid to Ms. Tavares at the earliest of (i) August 29, 2008 or (ii) in the event of certain specified termination events, including termination by HCM without good cause, and termination by HCM following a change in control. These retention bonuses were paid on August 29, 2008. The Revised Agreements also make several substantial technical corrections to the Employment Agreements in order to make them compliant with Section 409A of the Code.

        The following table applies to the Revised Employment Agreements of Mr. Burchett and Mr. Tavares:

Termination Type	Initiated By	Required Notice	Entitlement	Comments
Termination for Good Cause	HCM	Any Time	N/A	If convicted of felony, employee must pay all costs & expenses (including reasonable attorney's fees) incurred by HCM.
Termination without Good Cause (Involuntary Termination)	HCM	If effective date of termination is before Aug. 29, 2008	(I) Single Lump Sum Separation Payment equal to the lesser amount of:	Payment due on or before 60th day following Separation Date
a) Severance Limit; or

Severance limit = lesser of twice the lesser of: (A) the sum of the Employee's annualized compensation based upon the annual rate of pay for services provided to HCM for the taxable year of the Employee's preceding the taxable year of the Employee in which the Employee has a separation of service with HCM (adjusted for any increase during that year that was expected to continue indefinitely if the Employee had not separated from service): or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Code § 401(a)(17) for the year in which the Employee has a separation of service.

b) the greater of either:
x. Retention Amount plus the Base Salary Amount; or

Base Salary Amount equals one times Employee's Base Salary at the rate then in effect. However, if Employee's Termination by HCM without Good Cause occurs within 90 days following a Change in Control, the Base Salary Amount shall mean two times Employee's Base Salary at the rate then in effect.

Termination Type	Initiated By	Required Notice	Entitlement	Comments
			y. Retention Amount plus the Base Salary Amount at the rate then in effect through Expiration Date	If Severance Compensation is not fully paid on or before 60th day following Separation Date, then a separate payment from the Separation Payment will be paid in the form of salary continuation, beginning on the first regular payroll date following the first day that is 6 mos. after the Employee's Separation Date,
If applicable, salary continuation shall be the greater of:
x. The Retention Amount plus the Base Salary, minus the amount paid pursuant to Clause (I)—Separation Payment; or
y. The Retention Amount plus the Employee's Base Salary at the rate then in effect through the Expiration Date minus the amount paid pursuant to Clause (I)—Separation Payment.

If Employee obtains other full-time or part-time employment or consulting work during the one year period following the Termination Date (unless termination occurred with 90 days following a Change in Control), the amount of payments Employee receives from such employment or work shall be credited against the amount HCM is obligated to pay Employee.

Termination without Good Cause (Involuntary Termination)	HCM	If effective date of termination is after Aug. 29, 2008	(I) Single Lump Sum Separation Payment equal to the lesser amount of:	Payment due on or before 60th day following Separation Date
a) Severance Limit; or

Severance limit = lesser of twice the lesser of: (A) the sum of the Employee's annualized compensation based upon the annual rate of pay for services provided to HCM for the taxable year of the Employee's preceding the taxable year of the Employee in which the Employee has a separation of service with HCM (adjusted for any increase during that year that was expected to continue indefinitely if the Employee had not separated from service): or (B) the maximum amount that may be taken into account under a qualified plan pursuant to Code § 401(a)(17) for the year in which the Employee has a separation of service.

Termination Type	Initiated By	Required Notice	Entitlement	Comments
b) the greater of either:
x. Base Salary Amount; or

Base Salary Amount equals Employee's Base Salary at the rate then in effect. However, if Employee's Termination by HCM without Good Cause occurs within 90 days following a Change in Control, the Base Salary Amount shall mean two times Employee's Base Salary at the rate then in effect.

y. Base Salary Amount at the rate then in effect through Expiration Date

If Severance Compensation is not fully paid on or before 60th day following Separation Date, then a separate payment from the Separation Payment will be paid in the form of salary continuation, beginning on the first regular payroll date following the first day that is 6 mos. after the Employee's Separation Date,

If applicable, salary continuation shall be the greater of:
x. Base Salary Amount, minus the amount paid pursuant to Clause (I)—Separation Payment; or
y. Base Salary Amount at the rate then in effect through the Expiration Date minus the amount paid pursuant to Clause (I) —Separation Payment.

If Employee obtains other full-time or part-time employment or consulting work during the one year period following the Termination Date (unless termination occurred with 90 days following a Change in Control), the amount of payments Employee receives from such employment or work shall be credited against the amount HCM is obligated to pay Employee.

Termination without Good Cause (Not an Involuntary Termination)	HCM	Beginning on the first regular payroll date following the first day that is 6 mos. after the Employee's Separation Date.	Retention Amount in a single lump sum, including Retention Amount (only if effective date of termination is before Aug. 29, 2008); and

Termination Type	Initiated By	Required Notice	Entitlement	Comments
In the form of salary continuation, the greater of:
x. Base Salary Amount; or

Base Salary Amount equals Employee's Base Salary at the rate then in effect. However, if Employee's Termination by HCM without Good Cause occurs within 90 days following a Change in Control, the Base Salary Amount shall mean two times Employee's Base Salary at the rate then in effect.

y. Employee's Base Salary Amount at the rate then in effect through the Expiration Date.

If Employee obtains other full-time or part-time employment or consulting work during the one year period following the Termination Date (unless termination occurred with 90 days following a Change in Control), the amount of payments Employee receives from such employment or work shall be credited against the amount HCM is obligated to pay Employee.

Termination without Cause	Employee	90 Days

If required notice period (or portion thereof) is waived by HCM's board of directors, HCM will pay Employee's Salary for the notice period (or for any remaining portion of the period) provided Employee continues to be employed during that period.

May resign from HCM at any time upon 90 days prior written notice to HCM.
Termination upon Disability of Employee	HCM	N/A

Employee entitled to receive, in full satisfaction of all obligations due to the Employee by HCM under this Agreement, (i) the Employee's Base Salary then in effect while such disability continues until the date upon which any disability benefits pursuant to the disability insurance policy provided by HCM commences (but in no event more than 2 months).

HCM may terminate this Agreement, and thereby terminate Employee's employment, upon the disability of the Employee.
Termination upon Death of Employee	HCM	N/A

Employee's Base Salary through last day of the month of death the proceeds of the insurance policy or policies maintained on the Employee's life, pursuant to Agreement, and any unreimbursed expenses payable pursuant to Agreement.

Agreement shall terminate upon the death of Employee, in which event the Employee's estate, legal representatives or Designee shall be entitled to receive, in full satisfaction of all obligations due to the Employee by HCM.

Termination Type	Initiated By	Required Notice	Entitlement	Comments
Termination Following Change of Control—Any time within 90 days following a Change in Control	Employee	If the effective date of termination is before August 29, 2008	HCM shall pay the Employee: (A) Single Lump Sum payment (on or before the 60th day following Separation Date), equal to the lesser of: (I) Severance Limit, or (II) the greater of either: (x) the Retention Amount plus two times Employee's Base Salary at the rate then in effect or (y) the Retention Amount plus Employee's Base Salary at the rate then in effect through the Expiration Date; and if Employee's Severance Compensation is not fully paid out pursuant to Clause (A)—Separation Payment, then (B), as a separate payment from the Separation Payment, payment, in the form of salary continuation, beginning on the first regular payroll date following the 1st day that is 6 mos. after the date of Employee's separation from service, of the greater of: (x) the Retention Amount plus Employee's Base Salary at the rate then in effect, minus the amount paid pursuant to Clause (A) —Separation Payment above; or (y) the Retention Amount plus the Employee's Base Salary at the rate then in effect through the Expiration Date minus the amount paid pursuant to Clause (A)—Separation Payment above.	Employee must notify Company in writing within 30 days of the date on which the Significant Adverse Action first occurred, and HCM fails to cure the Significant Adverse Action within 30 days of receipt of such notice, then the Employee may terminate the Employee's employment on or within 15 days after the 30th day of HCM's failure to cure the Significant Adverse Action of which the Employee gave such written notice.

If the effective date of termination is on or after August 29, 2008

HCM shall pay the Employee: (A) Single Lump Sum payment (on or before the 60th day following Separation Date), equal to the lesser of: (I) Severance Limit, or (II) the greater of either: (x) two times Employee's Base Salary at the rate then in effect or (y) the Employee's Base Salary at the rate then in effect through the Expiration Date; and if Employee's Severance Compensation is not fully paid pursuant to Clause (A)—Separation Payment, then (B), as a separate payment from the Separation Payment, payment, in the form of salary continuation, beginning on the 1st regular payroll date following the 1st day that is 6 mos. after the date of Employee's separation from service, of the greater of: (x) two times the Employee's Base Salary at the rate then in effect, minus the amount paid pursuant to Clause (A) —Separation Payment above; or (y) Employee's Base Salary at the rate then in effect through the Expiration Date minus the amount paid pursuant to Clause (A)—Separation Payment above.

Employee must notify Company in writing within 30 days of the date on which the Significant Adverse Action first occurred, and HCM fails to cure the Significant Adverse Action within 30 days of receipt of such notice, then the Employee may terminate the Employee's employment on or within 15 days after the 30th day of HCM's failure to cure the Significant Adverse Action of which the Employee gave such written notice.

Termination Upon or following Expiration of Agreement	Company	Involuntary Termination

HCM shall pay the Employee (A) a Separation Payment, in a single lump sum on or before the 60th day following the Employee's Separation Date, equal to the lesser of the Severance Limit or one times the Employee's Base Salary at the rate then in effect; an if the Employee's Severance Compensation is not fully paid out pursuant to Clause (A)—Separation Payment, then (B) as a separate payment from the Separation Payment, payment in the form of salary continuation, beginning on the first regular payroll date next following the first day that is 6 mos. after the Employee's Separation Date, of one times the Employee's Base Salary at the rate then in effect, minus the amount paid pursuant to Clause (A)—Separation Payment until the remainder amount is fully repaid.

Employee	"Not" Involuntary Termination

HCM shall pay the Employee, in the form of salary continuation, beginning on the 1st regular payroll date next following the 1st day that is 6 mos. After the date of Employee's Separation Date, the Employee's Base Salary at the rate then in effect (subject to other terms of payment as detailed in Agreement.)

        The following table illustrates potential payments and benefits to Mr. Burchett and Ms. Tavares as of December 31, 2007 under existing contracts, agreements, plans or arrangements with the Company for an involuntary termination of employment not for cause or a change in control, assuming a December 31, 2007 termination date. To the extent payment and benefits are generally available to employees on a non-discriminatory basis, they are excluded from this table:

POTENTIAL PAYMENTS UPON A TERMINATION OF EMPLOYMENT OR CHANGE IN CONTROL WITH RESPECT TO NAMED EXECUTIVE OFFICERS EMPLOYED BY HCM

Termination Type		John Burchett	Irma Tavares
Termination for Good Cause	Total $0	$0	$0
Termination without Good Cause Before August 29, 2008(1)	Total $1,926,420	$1,087,170	$839,250

Termination without Good Cause After August 29, 2008(2)	Total $1,426,420	$787,170	$639,250

Termination Following Change of Control Before August 29, 2008(1)	Total $1,921,420	$1,087,170	$834,250

Termination Following Change of Control After August 29, 2008(2)	Total $1,426,420	$787,170	$639,250

Termination Upon Expiration of Agreement(2)	Total $713,210	$393,585	$319,625

(1)
Includes retention bonuses due and not paid; assumes 2007 base salary.

(2)
Assumes retention bonuses already paid; assumes 2007 base salary.

OWNERSHIP OF PRINCIPAL STOCKHOLDERS

        The following table sets forth the projected beneficial ownership of Surviving Corporation common stock immediately after the effective time of the merger and is derived from information relating to the beneficial ownership of Walter common stock, Spinco Interests and HCM common stock, to the extent publicly available, as of September 30, 2008. The table sets forth the projected beneficial ownership of Surviving Corporation common stock immediately after the effective time of the merger by the following individuals or entities or group:

  •
  each person who will beneficially own 5% or more of Surviving Corporation common stock;

  •
  the Named Executive Officers;

  •
  the directors of the Surviving Corporation; and

  •
  directors of the Surviving Corporation and Named Executive Officers as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares of Surviving Corporation common stock shown as beneficially owned, subject to applicable community property laws. As of September 30, 2008, 55,514,888 shares of Walter common stock and 8,654,562 shares of HCM common stock were outstanding, and for purposes of this calculation, except as otherwise indicated in the next sentences those shares are assumed to be the number of shares of Walter common stock outstanding on the record date for the spin-off and the number of shares of HCM common stock outstanding immediately prior to the effective time of the merger, respectively. This calculation gives effect to the taxable dividend, Exchange Share Issuance, the HCM share combination and the merger.

Name and Mailing Address	Amount and Nature of Beneficial Ownership		Percent of Common Stock Outstanding(1)
5% Beneficial Owners
Citadel Investment Group, L.L.C(2) 1131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603	1,287,388		6.48%
Keeley Asset Management Corp.(3) 401 South LaSalle Street Chicago, Illinois 60605	1,194,155		6.01%
Harris Associates L.P.(4) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602-3790	1,132,446		5.70%
Directors and Named Executive Officers of the Surviving Corporation
Mark J. O'Brien	—	(5)(6)	—
Michael T. Tokarz	—	(7)	—
Charles E. Cauthen	10,177	(5)(6)	*
Kimberly A. Perez	313	(5)	*
John A. Burchett	12,903	(8)	*
Irma N. Tavares	4,509	(9)	*
All Directors and Named Executive Officers as a Group	27,902	(5)(6)(7)(8)(9)	*

(1)
Assuming 19,871,326 shares of common stock of the Surviving Corporation outstanding immediately following the effective time of the merger, which amount does not include shares of Surviving Corporation common stock reserved for issuance in settlement of restricted stock units of the Surviving Corporation payable to Spinco optionholders in connection with the merger.

(2)
According to the Schedule 13G filed by Citadel Investment Group, L.L.C., Citadel Investment Group II, L.L.C., Citadel Limited Partnership, Kenneth Griffin, Citadel Holdings I LP, Citadel Holdings II LP, Citadel Advisors LLC, Citadel Equity Fund Ltd., Citadel Derivatives Group LLC and Citadel Derivatives Trading Ltd. ("Citadel") on February 13, 2008 (the "Citadel 13G"), Citadel is the beneficial owner of an aggregate of 3,653,288 shares of Walter common stock. According to the Citadel 13G, Citadel has the shared power to vote or direct the voting and the shared power to dispose or to direct the disposition of 3,653,288 of the shares of Walter common stock.

(3)
According to the Schedule 13G filed by Keeley Asset Management Corp. ("Keeley") on February 14, 2008 (the "Keeley 13G"), Keeley is the beneficial owner of an aggregate of 3,388,717 shares of Walter common stock. According to the Keeley 13G, Keeley has the sole power to vote or direct the voting of 3,242997 of the shares of Walter common stock, the shared power to vote or direct the voting of none of the shares of Walter common stock, the sole power to dispose or to direct the disposition of 3,388,717 of the shares of Walter common stock and the shared power to dispose or to direct the disposition of none of the shares of Walter common stock.

(4)
According to the Schedule 13G filed by Harris Associates L.P. ("Harris") and Harris Associates Inc. on February 13, 2008 (the "Harris 13G"), Harris beneficially own an aggregate of 3,213,600 shares of Walter common stock. According to the Harris 13G, Harris has sole power to vote or to direct the voting of none of the shares of Walter common stock, shared power to vote or direct the voting of 3,213,600 of the shares of Walter common stock, sole power to dispose or to direct the disposition of 712,900 of the shares of Walter common stock and shared power to dispose or to direct the disposition of 2,500,700 of the shares of Walter common stock.

(5)
With respect to Messrs. O'Brien and Cauthen and Ms. Perez, excludes options to acquire shares of Walter common stock and restricted stock units denominated in shares of Walter common stock, each of which shall be converted into like awards of the Surviving Corporation in connection with the merger pursuant to a formula set forth in the merger agreement, which is based on a valuation of the Surviving Corporation common stock that will not be available until the effective time of the merger. For a description of this formula, see "The Merger Agreement—Equity Awards—Treatment of Walter Equity Awards Held by Spinco Employees" beginning on page [      ] of this proxy statement/prospectus. With respect to Mr. O'Brien, awards excluded from this table include: 16,305 options to acquire Walter common stock (including 2,590 options to acquire Walter common stock exercisable within 60 days of September 30, 2008) and 12,896 restricted stock units of Walter, in each case outstanding as of September 30, 2008, and expected to remain outstanding at the effective time of the merger. With respect to Mr. Cauthen, awards excluded from this table include: 9,203 options to acquire Walter common stock (none of which are exercisable within 60 days of September 30, 2008) and 15,814 restricted stock units of Walter, in each case outstanding as of September 30, 2008, and expected to remain outstanding at the effective time of the merger. With respect to Ms. Perez, awards excluded from this table include: 1,994 options to acquire Walter common stock (none of which are exercisable within 60 days of September 30, 2008) and 8,484 restricted stock units of Walter, in each case outstanding as of September 30, 2008, and expected to remain outstanding at the effective time of the merger.

(6)
With respect to Messrs. O'Brien and Cauthen, excludes options to acquire an aggregate 10% of the outstanding Spinco limited liability company units as of September 30, 2008, which options are expected to be cancelled by agreement between Spinco and Messrs. O'Brien and Cauthen in connection with the merger agreement. For more information regarding these Spinco options, see "Description of Spinco Interests—Options to Purchase Units of Spinco" on page [      ] of this proxy statement/prospectus. For more information regarding the proposed cancellation of these Spinco options, see "The Merger Agreement—Equity Awards—Treatment of Spinco Equity Awards" beginning on page [      ] of this proxy statement/prospectus.

(7)
Because Mr. Tokarz is not expected to be an employee of Spinco at the effective time of the merger, none of the 73,930 options to acquire Walter common stock held by Mr. Tokarz as of September 30, 2008, are expected to convert into options to acquire shares of common stock of the Surviving Corporation in connection with the merger.

(8)
Includes shares of common stock of the Surviving Corporation expected to be issuable upon the exercise of options to acquire 24,270 shares of HCM common stock owned by Mr. Burchett as of September 30, 2008, which are expected to be converted into options to acquire 485 shares of common stock of the Surviving Corporation in connection with the merger. See "The Merger Agreement—Equity Awards—Treatment of HCM Equity Awards" beginning on page [      ] of this proxy statement prospectus.

(9)
Includes (i) shares of common stock of the Surviving Corporation expected to be issuable upon the exercise of options to acquire 18,630 shares of HCM common stock owned by Ms. Tavares as of September 30, 2008, which are expected to be converted into options to acquire 372 shares of common stock of the Surviving Corporation in connection with the merger and (ii) shares of common stock of the Surviving Corporation expected to be issuable upon the exercise of options to acquire 3,750 shares of HCM common stock owned by a spouse as of September 30, 2008, which are expected to be converted into options to acquire 75 shares of common stock of the Surviving Corporation in connection with the merger. See "The Merger Agreement—Equity Awards—Treatment of HCM Equity Awards" beginning on page [      ] of this proxy statement prospectus.

DESCRIPTION OF STOCK OF THE SURVIVING CORPORATION

        The following summary of the material terms of the Surviving Corporation's stock does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and to the Surviving Corporation's charter and bylaws as set forth in the Articles of Amendment and Restatement and Bylaws of HCM attached to this proxy statement/prospectus as Annex C and Annex D, respectively.

General

        Following the Charter Amendment, the Surviving Corporation's charter will provide that it may issue up to 90,000,000 shares of common stock, $0.01 par value per share, and up to 10,000,000 shares of preferred stock, $0.01 par value per share, of which 583,000 shares will be designated as Participating Preferred Stock, par value $0.01 per share. Immediately following the merger, approximately 19.9 million shares of the Surviving Corporation's common stock will be issued and outstanding and no other shares of the Surviving Corporation's stock will be issued and outstanding. Under Maryland law, stockholders of the Surviving Corporation generally will not be personally liable for the Surviving Corporation's obligations solely as a result of their status as stockholders.

Common Stock

        All of the shares of the Surviving Corporation's common stock issued in the merger will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of the Surviving Corporation's stock and the provisions of the Surviving Corporation's charter regarding restrictions on ownership and transfer of its stock, the holders of the Surviving Corporation's common stock generally will be entitled to receive dividends on such stock out of assets legally available for distribution to its stockholders when, as and if authorized by the Surviving Corporation's board of directors and declared by the Surviving Corporation and will be entitled to share ratably in the Surviving Corporation's net assets legally available for distribution to its stockholders in the event of the Surviving Corporation's liquidation, dissolution or winding up, after payment of or adequate provision for all of its known debts and liabilities.

        Subject to the rights of any other class or series of the Surviving Corporation's stock and the provisions of the Surviving Corporation's charter regarding restrictions on ownership and transfer of its stock, each outstanding share of the Surviving Corporation's common stock will entitle the holder to one vote on all matters submitted to a vote of its stockholders, including the election of directors, and the holders of the Surviving Corporation's common stock will possess the exclusive voting power.

        Holders of the Surviving Corporation's common stock will have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and will have no preemptive rights to subscribe for any of the Surviving Corporation's securities. Subject to the provisions of the Surviving Corporation's charter regarding restrictions on ownership and transfer of its stock, all shares of the Surviving Corporation's common stock will have equal dividend, liquidation and other rights.

Power to Reclassify the Surviving Corporation's Unissued Shares

        The Surviving Corporation's board of directors will have the power, without stockholder approval, to classify and reclassify any unissued shares of its common stock or preferred stock into other classes or series of stock, including one or more classes or series common stock or preferred stock that have priority with respect to voting rights, dividends or upon liquidation over the Surviving Corporation's common stock. Prior to the issuance of shares of each new class or series, the Surviving Corporation's board of directors will be required by the MGCL and its charter to set, subject to the provisions of its charter regarding restrictions on ownership and transfer of its stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series of stock.

Amendments to the Surviving Corporation's Charter and Bylaws and Approval of Extraordinary Actions

        Under Maryland law, a Maryland corporation generally cannot amend its charter, merge, consolidate, sell all or substantially all of its assets, engage in a share exchange or dissolve unless the action is advised by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the amendment. However, a Maryland corporation may provide in its charter for approval of these actions by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The Surviving Corporation's charter will provide that the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter will be required to approve amendments to certain provisions of the Surviving Corporation's charter relating to (i) the terms of the Surviving Corporation's common stock, (ii) the power of the Surviving Corporation's board of directors to increase or decrease the number of directors and the classification of the Surviving Corporation's board, (iii) the indemnification and exculpation of directors and officers, (iv) advance notice of stockholder proposals and (v) the vote required to approve charter amendments and extraordinary transactions. The Surviving Corporation's charter will provide that any other charter amendments or extraordinary actions may be approved by the affirmative vote of the holders of a majority of all of the votes entitled to be cast on the matter.

        The Surviving Corporation's board of directors will have the exclusive power to adopt, alter or repeal any provision of the Surviving Corporation's bylaws and to make new bylaws.

Removal of Directors; Vacancies on the Surviving Corporation's Board of Directors

        The Surviving Corporation's charter will provide that, subject to the rights of holders of any class or series of stock separately entitled to elect one or more directors, a director may be removed only for cause, by the affirmative vote of a majority of the combined voting power of all classes of shares of stock entitled to vote in the election of directors, voting as a single class, and that that the Surviving Corporation's board of directors and stockholders will have the concurrent power to elect directors to fill vacancies on the board. Immediately following the merger, by resolution of its board of directors, the Surviving Corporation intends to elect to be subject to certain provisions of the MGCL, as a result of which, the affirmative vote of two-thirds of the votes entitled to be cast generally in the election of directors will be required to remove a director, the Surviving Corporation's board of directors will have the exclusive power to fill vacancies on the board of directors and directors elected by the board to fill any vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred.

The Surviving Corporation's Classified Board of Directors

        The Surviving Corporation's charter and bylaws will provide that the number of its directors may be established only by its board of directors but may not be more than 11. Pursuant to the Surviving Corporation's charter, its board of directors will be divided equally, or as nearly equally as possible, into three classes of directors. Directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by the stockholders. We believe that classification of the Surviving Corporation's board of directors will help to assure the continuity and stability of its business strategies and policies as determined by its board of directors.

        There will be no cumulative voting in the election of the Surviving Corporation's directors and directors will be elected by a plurality of the votes cast in the election of directors, which means that the stockholders entitled to cast a majority of the votes entitled to be cast in the election of directors will be entitled to elect all of the directors then standing for election, and the remaining stockholders may not be able to elect any directors.

Restrictions on Ownership and Transfer

        In order for the Surviving Corporation to qualify as a REIT under the Code, its stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of the Surviving Corporation's stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, the Surviving Corporation must satisfy other requirements as well. See "Material U.S. Federal Income Tax Consequences—Material U.S. Federal Income Tax Consequences of the Ownership of Surviving Corporation Common Stock—The Surviving Corporation's Taxation as a REIT" beginning on page [    ] of this proxy statement/prospectus.

        The Surviving Corporation's charter will contain restrictions on the ownership and transfer of its stock. The relevant sections of its charter will provide that, subject to the exceptions described below, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the Surviving Corporation's outstanding common stock or 9.8% in value of the Surviving Corporation's outstanding stock. These limits are collectively referred to as the "ownership limit."

        The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the Surviving Corporation's outstanding common stock or 9.8% of the Surviving Corporation's outstanding stock, or the acquisition of an interest in an entity that owns, actually or constructively, the Surviving Corporation's stock, could, nevertheless, cause the acquiror, or another individual or entity, to own constructively shares of the Surviving Corporation's outstanding stock in excess of the ownership limit.

        The Surviving Corporation's board of directors will be able to, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or an excepted holder limit, for a particular stockholder if the stockholder's ownership in excess of the ownership limit would not result in the Surviving Corporation being "closely held" under Section 856(h) of the Code or otherwise failing to qualify as a REIT. As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, the Surviving Corporation's board of directors will be able to, but is not required to, require an IRS ruling or opinion of counsel satisfactory to the Surviving Corporation's board of directors (in its sole discretion) as it may deem necessary or advisable to determine or ensure the Surviving Corporation's status as a REIT.

        The Surviving Corporation's board of directors will also be able to, from time to time, increase or decrease the ownership limit unless, after giving effect to the increased or decreased ownership limit, five or fewer persons could beneficially own or constructively own, in the aggregate, more than 49.9% in value of the Surviving Corporation's outstanding stock or the Surviving Corporation would otherwise fail to qualify as a REIT. A decreased ownership limit will not apply to any person or entity whose ownership of the Surviving Corporation's stock is in excess of the decreased ownership limit until the person or entity's ownership of the Surviving Corporation's stock equals or falls below the decreased ownership limit, but any further acquisition of the Surviving Corporation's stock will be in violation of the decreased ownership limit.

        The Surviving Corporation's charter will also prohibit:

  •
  any person from beneficially or constructively owning shares of the Surviving Corporation's stock that would result in it being "closely held" under Section 856(h) of the Code or otherwise cause it to fail to qualify as a REIT; and

  •
  any person from transferring shares of the Surviving Corporation's stock if the transfer would result in shares of the Surviving Corporation's stock being beneficially owned by fewer than 100 persons.

        Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of the Surviving Corporation's stock that will or may violate the ownership limit or any of the other restrictions on ownership and transfer of the Surviving Corporation's stock, and any person who is the intended transferee of shares of the Surviving Corporation's stock that are transferred to the charitable trust described below, will be required to give at least 15 days prior written notice to the Surviving Corporation and provide the Surviving Corporation with such other information as it may request in order to determine the effect of the transfer on its status as a REIT. The provisions of the Surviving Corporation's charter regarding restrictions on ownership and transfer of its stock will not apply if the Surviving Corporation's board of directors determines that it is no longer in the Surviving Corporation's best interests to attempt to qualify, or to continue to qualify, as a REIT.

        Any attempted transfer of the Surviving Corporation's stock which, if effective, would result in the Surviving Corporation's stock being beneficially owned by fewer than 100 persons will be null and void. Any attempted transfer of the Surviving Corporation's stock which, if effective, would result in a violation of the ownership limit, the Surviving Corporation being "closely held" under Section 856(h) of the Code or the Surviving Corporation otherwise failing to qualify as a REIT will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The trustee of the trust will be appointed by the Surviving Corporation and will be unaffiliated with the Surviving Corporation and any proposed transferee of the shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Shares of the Surviving Corporation's stock held in the trust will be issued and outstanding shares. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restrictions on ownership and transfer of the Surviving Corporation's stock, then the transfer of the shares will be null and void.

        The proposed transferee will not benefit economically from ownership of any shares of the Surviving Corporation's stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid prior to the Surviving Corporation's discovery that shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee's sole discretion, to rescind as void any vote cast by a proposed transferee prior to the Surviving Corporation's discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary of the trust. However, if the Surviving Corporation has already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

        Shares of stock transferred to the trustee will be deemed offered for sale to the Surviving Corporation, or its designee, at a price per share equal to the lesser of (i) the price paid per share in the transaction that resulted in such transfer to the charitable trust (or, if the event that resulted in such transfer to the charitable trust did not involve a purchase of such shares at market price, the market price of such stock on the trading day immediately preceding the day of the event that resulted in transfer to the charitable trust) and (ii) the market price of such stock on the date the Surviving Corporation, or its designee, accepts such offer. The Surviving Corporation will have the right to accept such offer until the trustee has sold the shares held in the charitable trust as discussed below. Upon a sale to the Surviving Corporation, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will be required to distribute the net proceeds of the sale to the proposed transferee and any distributions held by the trustee with respect to such shares to the charitable beneficiary.

        If the Surviving Corporation does not buy the shares, the trustee will be required, within 20 days of receiving notice from the Surviving Corporation of a transfer of shares to the trust, to sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of the Surviving Corporation's stock. After selling the shares, the trustee will be required to distribute to the proposed transferee an amount equal to the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held by the trust (e.g., a gift, devise or other similar transaction), the market price of such stock on the day of the event causing the shares to be held by the trust and (ii) the price received by the trustee from the sale or other disposition of the shares.

        Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the Surviving Corporation's stock, within 30 days after the end of each taxable year, will be required to give the Surviving Corporation written notice stating the person's name and address, the number of shares of each class and series of the Surviving Corporation's stock that the person beneficially owns, a description of the manner in which the shares are held and any additional information that the Surviving Corporation requests in order to determine the effect, if any, of the person's beneficial ownership on the Surviving Corporation's status as a REIT and to ensure compliance with the ownership limit. In addition, any beneficial owner or constructive owner of shares of the Surviving Corporation's stock and any person or entity (including the stockholder of record) who holds shares of the Surviving Corporation's stock for a beneficial owner or constructive owner will be required to, on request, disclose to the Surviving Corporation in writing such information as the Surviving Corporation may request in order to determine the effect, if any, of the stockholder's actual and constructive ownership of the Surviving Corporation's stock on its status as a REIT and to comply, or determine its compliance with, the requirements of any governmental or taxing authority.

        Any certificates representing shares of the Surviving Corporation's stock will bear a legend referring to the restrictions described above.

Stockholder Protection Rights Agreement

        In April 2000, HCM adopted a stockholder rights plan to enable its stockholders to, among other things, receive fair and equal treatment in the event of a proposed acquisition of HCM. In connection with the adoption of the stockholder rights plan, HCM's board of directors authorized and HCM declared and made a distribution of one preferred stock purchase right for each outstanding share of HCM common stock to HCM's common stockholders of record as of the close of business on April 28, 2000, and one preferred stock purchase right was issued in connection with, and attached to, each share of HCM common stock issued after April 28, 2000. One preferred stock purchase right will be attached to each share of HCM common stock to be issued by HCM before the completion of the merger, including the shares of HCM common stock to be issued in the Exchange Share Issuance and one preferred stock purchase right will be attached to each share of the Surviving Corporation's common stock issued in the merger and each share of the Surviving Corporation's common stock issued thereafter until the expiration of the stockholder rights plan or the earlier redemption or exchange of the outstanding preferred stock purchase rights. Concurrent with the execution and delivery of the merger agreement, HCM and Computershare entered into the Third Amendment to the Stockholder Protection Rights Agreement, to permit the Amster Parties' acquisition of HCM common stock pursuant to the Amster exchange agreement between HCM and the Amster Parties and the completion of the merger and the other transactions contemplated by the merger agreement without triggering the separation or exercise of the stockholder rights or any other adverse event under the rights plan. In particular, as a result of the amendment, none of Walter, Spinco or any of their respective affiliates and associates will be an Acquiring Person (as defined in the rights plan) to the extent that any becomes the beneficial owner of 10% or more of HCM's common stock solely as a result of the transactions contemplated by the merger agreement, and neither of the Amster Parties will be an Acquiring Person during the period commencing on the issuance of HCM common stock pursuant to the exchange agreement between HCM and the Amster Parties and ending on the earlier of (i) the effective time of the merger or (ii) the termination of the merger agreement in accordance with its terms. The following description of the preferred stock purchase rights is a summary and is qualified in its entirety by reference to the stockholder rights plan, as amended, which has been included as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

        Following the merger, each preferred stock purchase right will be attached to, and will be transferable with and only with the transfer of, the associated share of the Surviving Corporation's common stock. Until the preferred stock purchase rights separate from the Surviving Corporation's common stock, the transfer of any share of the Surviving Corporation's common stock also will constitute the transfer of the preferred stock purchase right attached to such share. The preferred stock purchase rights will not be exercisable until the rights separate from the Surviving Corporation's common stock and will expire on April 28, 2010, unless earlier redeemed or exchanged by the Surviving Corporation.

        The preferred stock purchase rights will separate from the Surviving Corporation's common stock, and will become exercisable and separately transferrable, upon the earlier of:

  •
  the tenth business day, or such earlier or later date as the Surviving Corporation's board of directors may determine, following a public announcement that a person or group of affiliated or associated persons, referred to as an "acquiring person," has acquired, or obtained the right to acquire, beneficial ownership of 10% or more (or, in the case of John A. Burchett, 20%) of the outstanding shares of the Surviving Corporation's common stock, other than as a result of the Surviving Corporation's repurchase of its stock or certain inadvertent actions by stockholders; or

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  the tenth business day, or such later date as the Surviving Corporation's board of directors may determine, following the commencement of a tender offer or exchange offer that would result in a person or group becoming an "acquiring person," as described above.

        Upon separation from the Surviving Corporation's common stock, the preferred stock purchase rights will be exercisable for one ten-thousandth of a share of the Surviving Corporation's Participating Preferred Stock for a cash exercise price of $850.00, subject to adjustment in accordance with the stockholder rights plan. Any preferred stock purchase rights held by an acquiring person, an affiliate or associate of an acquiring person or certain transferees of an acquiring person or an affiliate or associate of an acquiring person will automatically become void upon separation from the Surviving Corporation's common stock, and no acquiring person, no affiliate or associate of an acquiring person and no such transferee will be entitled to exercise or transfer any preferred stock purchase rights.

        From and after the tenth business day after a public announcement that a person or group has become an acquiring person, or such earlier or later date as the Surviving Corporation's board of directors selects, each holder of preferred stock purchase rights (other than any acquiring person, any affiliate or associate of an acquiring person or certain transferees of an acquiring person or an affiliate or associate of an acquiring person) will have the right to receive, upon exercise of a preferred stock purchase right, shares of the Surviving Corporation's common stock having an aggregate market value equal to two times the exercise price of the preferred stock purchase right. The Surviving Corporation will be entitled to substitute one ten-thousandth of a share of the Surviving Corporation's Participating Preferred Stock for each share of the Surviving Corporation's common stock issuable upon exercise of a preferred stock purchase right. If the Surviving Corporation is acquired in a merger or other business combination transaction, or 50% or more of its consolidated assets or earning power is sold, proper provision will be required to be made so that each holder of preferred stock purchase rights will thereafter have the right to receive, upon the exercise of a preferred stock purchase right, at the then-current exercise price of the right, that number of shares of the acquiring company's common stock having an aggregate market value at the time of such transaction equal to two times the exercise price of the preferred stock purchase right.

        The Surviving Corporation's board of directors will be entitled to redeem the preferred stock purchase rights in whole, but not in part, at a price of $0.01 per right, at any time. At any time after a person becomes an acquiring person and before the acquiring person becomes the beneficial owner of more than 50% of the outstanding shares of the Surviving Corporation's common stock, the Surviving Corporation will have the power to exchange shares of the Surviving Corporation's common stock for all or part of the then-outstanding and exercisable preferred stock purchase rights, at an exchange ratio of one share of the Surviving Corporation's common stock per preferred stock purchase right, subject to adjustment in accordance with the stockholder rights plan.

        After the merger, and adjustment of the exercise price as a result of the HCM share combination, the exercise price of a preferred stock purchase right will be $850.00. The exercise price of the preferred stock purchase rights, the number of shares of the Surviving Corporation's Participating Preferred Stock issuable upon exercise of a preferred stock purchase right and the number of outstanding preferred stock purchase rights will be adjusted to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Surviving Corporation's Participating Preferred Stock or common stock. Until a preferred stock purchase right is exercised or exchanged, its holder, as such, will have no rights as a stockholder of the Surviving Corporation with respect to the preferred stock purchase right, including, without limitation, the right to vote or to receive dividends.

        The Surviving Corporation's board of directors will have the power to amend the terms of the stockholder rights plan without the consent of the Surviving Corporation's stockholders or the holders of preferred stock purchase rights. From and after the date any person or group becomes an acquiring person, however, no amendment may adversely affect the interests of the holders of the outstanding preferred stock purchase rights.

Transfer Agent and Registrar

        The transfer agent and registrar for the Surviving Corporation's common stock will be Computershare Trust Company, N.A.

DESCRIPTION OF CERTAIN PROVISIONS OF MARYLAND LAW AND
THE SURVIVING CORPORATION'S CHARTER AND BYLAWS

        The following is a summary of certain provisions of Maryland law and of the Surviving Corporation's charter and bylaws as well as the effects thereof. It does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and to the Surviving Corporation's charter and bylaws, as set forth in the Articles of Amendment and Restatement and Bylaws of HCM attached to this proxy statement/prospectus as Annex C and Annex D, respectively.

Business Combinations

        Under the MGCL, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

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  any person who beneficially owns, directly or indirectly, ten percent or more of the voting power of the corporation's outstanding voting stock; or

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  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

        A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

        After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

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  eighty percent of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

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  two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder, voting together as a single class.

        These super-majority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

Control Share Acquisitions

        Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by all interested shareholders, including shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to, directly or indirectly, exercise voting power in electing directors within one of the following ranges of voting power:

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  one-tenth or more but less than one-third,

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  one-third or more but less than a majority or

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  a majority or more of all voting power.

        Control shares do not include shares the acquiror is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiror does not deliver an acquiring person statement as required by the statute, then the corporation may, subject to certain conditions and limitations, redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

        The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

        The Surviving Corporation's bylaws will contain a provision that will exempt from the control share acquisition statute any and all acquisitions by any person of shares of its stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

        Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or by a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

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  a classified board,

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  a two-thirds vote requirement for removing a director,

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  a requirement that the number of directors be fixed only by vote of the directors,

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  a requirement that a vacancy on the board be filled only by the affirmative vote of a majority of the remaining directors in office and such director shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualified, and

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  a majority requirement for the calling of a special meeting of stockholders.

        Through provisions in the Surviving Corporation's charter and bylaws unrelated to Subtitle 8, the Surviving Corporation will (a) have a classified board, (b) vest in the board the exclusive power to fix the number of directors and (c) require, unless called by the Surviving Corporation's chairman of the board, its president, its chief executive officer or the board, the request of holders of a majority of its outstanding shares to call a special meeting. As discussed above under the caption "Description of Stock of the Surviving Corporation—Removal of Directors; Vacancies on the Surviving Corporation's Board of Directors," immediately following the merger, the Surviving Corporation intends to elect to be subject to the provisions of Subtitle 8 that require a two-thirds vote of stockholders to remove a director, vest in the board of directors the exclusive power to fill vacancies on the board and provide that any director elected to fill a vacancy on the board will serve for the remainder of the full term of the class of directors in which the vacancy occurred.

Special Meetings of the Stockholders

        The Surviving Corporation's chairman, president, chief executive officer or board of directors will have the power to call a special meeting of its stockholders. A special meeting of the Surviving Corporation's stockholders to act on any matter that may properly be brought before a meeting of stockholders will also be called by its secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting and containing the information required by the Surviving Corporation's bylaws. The secretary will be required to inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including its proxy materials), and the requesting stockholder will be required to pay such estimated cost to the secretary prior to the preparation and mailing of any notice for such special meeting.

Advance Notice of Director Nomination and New Business

        The Surviving Corporation's charter and bylaws will provide that, at any annual meeting of stockholders, nominations of individuals for election to the board of directors and proposals of business to be considered by stockholders may be made only (i) pursuant to the Surviving Corporation's notice of the meeting, (ii) by the board of directors or (iii) by a stockholder who was a stockholder of record at the time of provision of notice and at the time of the meeting, is entitled to vote at the meeting in the election of directors or on such other proposed business and who has complied with the advance notice procedures of the Surviving Corporation's bylaws. The stockholder generally must provide notice to the secretary not less than 120 days nor more than 150 days prior to the first anniversary of the date of the Surviving Corporation's proxy statement for the solicitation of proxies for election of directors at the preceding year's annual meeting (or, if the Surviving Corporation does not mail a proxy statement for the preceding year's annual meeting, the date of the notice of the preceding year's annual meeting).

        Only the business specified in the Surviving Corporation's notice of meeting may be brought before any special meeting of stockholders. The Surviving Corporation's bylaws will provide that nominations of individuals for election to the Surviving Corporation's board of directors at a special meeting of stockholders may be made only (i) pursuant to the Surviving Corporation's notice of the meeting, (ii) by or at the direction of its board of directors or (iii) provided that the Surviving Corporation's board of directors has determined that directors will be elected at the meeting, by a stockholder of record at the time of provision of the notice and at the time of the meeting, who is entitled to vote at the meeting in the election of such individual as a director and who has complied with the advance notice provisions set forth in the Surviving Corporation's bylaws. Such stockholder will be entitled to nominate one or more individuals, as the case may be, for election as a director if the stockholder's notice, containing the information required by the Surviving Corporation's bylaws, is delivered to the secretary not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time, on the later of (i) the 90th day prior to such special meeting or (ii) the tenth day following the day on which public announcement is first made of the date of the special meeting and the nominees of the Surviving Corporation's board of directors to be elected at the meeting.

Indemnification and Limitation of Directors' and Officers' Liability

        Maryland law permits a Maryland corporation to include in its charter a provision that limits the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active or deliberate dishonesty which is established by a final judgment and is material to the cause of action. The Surviving Corporation's charter will contain a provision that will limit, to the maximum extent permitted by Maryland statutory or decisional law, the liability of its directors and officers to the Surviving Corporation and its stockholders for money damages.

        Maryland law requires a Maryland corporation (unless its charter provides otherwise, which the Surviving Corporation's charter will not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in that capacity unless it is established that:

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  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

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  the director or officer actually received an improper personal benefit in money, property or services; or

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  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by the corporation or in its right, or for a judgment of liability on the basis that personal benefit was improperly received, will be limited to expenses.

        In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

        The Surviving Corporation's charter will require, to the maximum extent permitted by Maryland law, the Surviving Corporation to indemnify and to pay or reimburse the reasonable expenses in advance of the final disposition of a proceeding of (a) any present or former director or officer and (b) any individual who, while a director or officer and, at the Surviving Corporation's request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, trustee employee or agent from and against any claim or liability to which he or she may become subject or which he or she may incur by reason of his or her service in any of the foregoing capacities. The Surviving Corporation's charter and bylaws will also permit it to indemnify and advance expenses to any individual who served its predecessor in any of the capacities described above and any employee or agent of the Surviving Corporation or its predecessor.

Effect of Certain Provisions of Maryland Law and of the Charter and Bylaws

        The restrictions on ownership and transfer of the Surviving Corporation's stock will prevent any person from acquiring more than 9.8% of its outstanding common stock or more than 9.8% of its outstanding stock without prior approval of its board of directors. The business combination statute may discourage others from trying to acquire more than 10% of the Surviving Corporation's stock without the advance approval of the Surviving Corporation's board of directors, and may substantially delay or increase the difficulty of consummating any transaction with or change in control of the Surviving Corporation. The Surviving Corporation's preferred stock purchase rights will cause substantial dilution to any person or group who attempts to acquire more than 10% of the Surviving Corporation's common stock without advance approval from the Surviving Corporation's board of directors. Because the Surviving Corporation can approve exceptions to the ownership limit, exempt transactions from the business combination statute and redeem the preferred stock purchase rights, the ownership limit, the business combination statute and the preferred stock purchase rights will not interfere with a merger or other business combination approved by the Surviving Corporation's board of directors. The power of the Surviving Corporation's board of directors to authorize the Surviving Corporation to classify and reclassify unissued common stock or preferred stock, and authorize the Surviving Corporation to issue classified or reclassified shares, also could have the effect of delaying, deferring or preventing a change in control or other transaction.

        The Surviving Corporation's classified board and the Surviving Corporation's election to be subject to the provisions of Subtitle 8 relating to the removal of directors and filling of vacancies on the board of directors prevent the Surviving Corporation's stockholders from removing incumbent directors except for cause and upon a substantial affirmative vote and from filling any vacancies created by such removal with their own nominees. Because the Surviving Corporation's board of directors will be classified, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the board of directors. These provisions could have the effect of making the removal and replacement of the Surviving Corporation's incumbent directors more time-consuming and difficult and may delay, defer or prevent a proxy contest, tender offer or other attempt to change control of the corporation.

        These provisions, along with other provisions of the MGCL and the Surviving Corporation's charter and bylaws discussed above and in "Description of Stock of the Surviving Corporation beginning on page [    ] of this proxy statement/prospectus," including the supermajority vote that will be required to amend certain provisions of the Surviving Corporation's charter, the advance notice provisions and the procedures that stockholders will be required to follow to request a special meeting, alone or in combination, could have the effect of delaying, deferring or preventing a proxy contest, tender offer, merger or other change in control of the Surviving Corporation that might involve a premium price for the Surviving Corporation's common stockholders or otherwise be in the best interest of the Surviving Corporation's stockholders, and could increase the difficulty of consummating any offer.

DESCRIPTION OF SPINCO INTERESTS

        As part of the merger, the separate existence of Spinco will cease and HCM, which will be renamed Walter Investment Management Corporation, will be the Surviving Corporation. The charter and bylaws of HCM immediately prior to the effective time of the merger will be the governing documents of the Surviving Corporation. The following summary describes the material terms of the Spinco Interests prior to the merger. The amended and restated limited liability company agreement of Spinco (the "Spinco LLC Agreement") is being filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part. The rights of Spinco unitholders after the merger as stockholders of the Surviving Corporation will be as set forth above under the heading "Description of Stock of the Surviving Corporation" beginning on page [    ] of this proxy statement/prospectus.

Authorized Units

        Under the Spinco LLC Agreement, Spinco has issued one unit of limited liability company interest in Spinco to Walter. The Spinco LLC Agreement provides that at any time and from time to time, the Board of Managers of Spinco may authorize and cause Spinco to issue additional units of limited liability company interests in Spinco to Walter or to any other person or entity. As discussed throughout this proxy statement/prospectus, all issued and outstanding units of Spinco limited liability company interests will be held of record by Walter or, following the spin-off, by an exchange agent on behalf of holders of Walter's common stock outstanding on the record date for the spin-off.

Options to Purchase Units of Spinco

        There are outstanding options to purchase an aggregate of 11% of the outstanding Spinco limited liability company units. Effective March 1, 2007, Spinco adopted the 2007 Long-Term Incentive Award Plan of JWH Holding Company, LLC, under which up to 20% of the limited liability company interest may be awarded or granted as incentive and non-qualified stock options to eligible employees, consultants and directors of Spinco. The exercise price of these options will be the fair market value on the date of grant. Options granted under the plan vest over a three-year period and expire ten years after the date of grant.

        The options will fully vest and become exercisable upon the first of (i) a change in control of Spinco (excluding a spin-off or other separation of Spinco), (ii) optionee's termination without cause by Spinco or any of its subsidiaries, (iii) optionee's resignation of employment following a significant diminution in pay or responsibilities, (iv) optionee's retirement on or after March 2, 2009, (v) optionee's resignation of employment due to a material breach of the optionee's employment agreement by Walter or Spinco, (vi) termination due to optionee's disability, or (vii) termination due to optionee's death; in each case the holder of vested options will have two years from the date of such termination to exercise his or her vested options before they expire. In the event of the termination of employment of an optionee by Spinco or any of its subsidiaries for cause (or any other reason not covered in the preceding sentence), unvested options will expire immediately and a holder of vested options will have 90 days to exercise his or her vested options.

Voting Rights

        Pursuant to the Spinco LLC Agreement, except with respect to changing the maximum or minimum number of managers of Spinco, removing any manager of Spinco (with or without cause), and filling any vacancy occurring in the Board of Managers of Spinco, no member of Spinco (including, without limitation, Walter) in its capacity as a member shall have any right to vote on, consent to or approve any action or other matter to be taken by, of or otherwise affecting Spinco (including, without limitation, with respect to the issuance, transfer or assignment of any units of Spinco limited liability company interests, the admission of any person or entity as a member of Spinco, the sale, lease, transfer, assignment or other disposition of all or substantially all of the assets of Spinco, the merger, consolidation or conversion of or by Spinco or, to the fullest extent permitted by applicable law, the dissolution, liquidation or termination of Spinco) or to otherwise act for or bind Spinco, all such actions and other matters to be taken solely by and in the determination of or pursuant to the express authorization of the board of managers of Spinco, notwithstanding any other provision of the Spinco LLC Agreement or the Delaware Limited Liability Company Act (the "DLLCA") to the contrary (including, without limitation, any provision of the DLLCA that would otherwise vest by default any voting, consent or approval right in any member of Spinco). Any actions expressly permitted to be taken by the members of Spinco as described above shall require the unanimous vote or written consent of all of the members of Spinco. The members of Spinco may take any such actions with or without a meeting. Any such actions of the members of Spinco may be taken without a meeting if a written consent, describing the action taken, is signed by all of the members of Spinco and delivered to Spinco for inclusion in Spinco's minutes or filing with its records. In addition, under the Spinco LLC Agreement, Walter, as the sole member of Spinco prior to the spin-off, is permitted to make an election to treat Spinco as a corporation for tax purposes.

Management of Spinco

        The Spinco LLC Agreement provides that the business and affairs of Spinco shall be managed by its board of managers, which currently consists of three managers: Mark J. O'Brien, Victor P. Patrick and Miles C. Dearden, III. The board of managers of Spinco may, in its sole discretion and upon the affirmative vote of a majority of the managers present at a meeting (or the written consent of the managers that would be necessary to authorize or take such action at a meeting at which all managers were present and voted), and without any approval or consent by Spinco's members, amend or modify the Spinco LLC Agreement.

        The Spinco LLC Agreement provides that Spinco may merge with, or consolidate into, another limited liability company or other business entity (as defined in Section 18-209(a) of the DLLCA), upon the approval solely of the Board of Managers, and without any further act, vote, consent or approval of any member of Spinco (including Walter) or any other person or entity (including, without limitation the merger of Spinco into HCM). In connection with any such merger or consolidation of Spinco, the Board of Managers, without any further act, vote, consent or approval of any member of Spinco (including Walter) or any other person or entity, shall approve an agreement of merger or consolidation, containing such terms as the Board of Managers determines in its sole discretion to be appropriate. In accordance with Section 18-209 of the DLLCA, an agreement of merger or consolidation approved by the Board of Managers may (i) effect any amendment to the Spinco LLC Agreement, or (ii) effect the adoption of a new limited liability company agreement for Spinco if it is the surviving or resulting limited liability company of the merger or consolidation. Any amendment to the Spinco LLC Agreement or adoption of a new limited liability company agreement made pursuant to the previous sentence will be effective at the effective time or date of the merger or consolidation or as otherwise set forth therein (whether earlier or later than the effective time or date of the merger or consolidation). For purposes of clarification, the Board of Managers acting alone may take any action on behalf of Spinco and cause to be executed and delivered any document on behalf of Spinco (including an agreement of merger or consolidation) in connection with or to effectuate any merger or consolidation of Spinco approved by the Board of Managers or otherwise, without any further act, vote, consent or approval of any member of Spinco (including Walter) or any other person or entity, and any such action previously taken or document previously executed and delivered is automatically ratified, approved, confirmed and adopted by Spinco.

Liability of Members; Indemnification of Walter

        The Spinco LLC Agreement provides that no member of Spinco shall have any liability to Spinco or any third party for the obligations or liabilities of Spinco except to the extent explicitly required by the DLLCA. Spinco shall, to the full extent permitted by applicable law, indemnify and hold harmless Walter against any and all liabilities incurred by it in connection with any action, suit or proceeding to which it may be made a party or otherwise involved or with which Walter shall be threatened by reason of its being a member of Spinco or while acting as a member of Spinco on behalf of Spinco or in its interest, including, without limitation, reasonable costs, expenses and attorneys' fees incurred by Walter in connection with the enforcement of its indemnification rights.

Indemnification of Officers and Directors

        The Spinco LLC Agreement provides that Spinco shall indemnify, to the full extent permitted by applicable law, any person who is or was serving as a manager or officer, and may, but shall not be required to, indemnify any other person who is or was serving as employee or agent of Spinco or who, at the request of Spinco, is or was serving as a director, manager, officer, employee or agent of another limited liability company, corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan, against (a) litigation expenses, including costs, expenses and reasonable attorneys' fees incurred by any such person in connection with any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, whether formal or informal, and whether or not brought by or on behalf of Spinco, arising out of such person's status as such or such person's activities in any of the foregoing capacities, (b) liability, including payments made by such person in satisfaction of any judgment, money, decree, fine (including any excise tax assessed with respect to an employee benefit plan), penalty or settlement for which such person may have become liable in any such action, suit or proceeding, and (c) reasonable costs, expenses and attorneys' fees incurred by such person in connection with the enforcement of such person's indemnification rights provided in the Spinco LLC Agreement. Any such litigation expenses may, and shall be required for Walter, managers and officers to be, paid by Spinco in advance of the final disposition of any action, suit or proceeding upon receipt of an unsecured written promise by or on behalf of any such person to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by Spinco against such expenses.

 COMPARISON OF THE RIGHTS OF HCM STOCKHOLDERS BEFORE AND AFTER THE SPIN-OFF AND MERGER

        The merger agreement requires HCM to amend and restate its charter immediately before the closing of the Exchange Share Issuance by filing the Articles of Amendment and Restatement of HCM attached to this proxy statement/prospectus as Annex C with the Maryland State Department of Assessments and Taxation. Following the merger, HCM will be the Surviving Corporation, which, while renamed Walter Investment Management Corporation, will continue to be incorporated in Maryland and governed by the MGCL and HCM's stockholders will remain holders of the Surviving Corporation's common stock. However, as a result of the Charter Amendment and the merger and certain elections that the Surviving Corporation intends to make immediately after the merger, the rights of HCM's common stockholders before the Charter Amendment and the merger and the rights of the Surviving Corporation's common stockholders after the Charter Amendment and the merger will be different in some respects. The following is a summary of certain differences between the rights of holders of shares of HCM common stock under HCM's charter and bylaws before the Charter Amendment and the merger and the rights of holders of shares of the Surviving Corporation's common stock under the Surviving Corporation's charter and bylaws after the Charter Amendment and merger. The identification of specific differences does not indicate that other equally or more significant differences do not exist. This summary does not purport to be complete and is qualified in its entirety by reference to the MGCL, HCM's charter and bylaws, which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the Surviving Corporation's charter and bylaws, as set forth in the Articles of Amendment and Restatement and Bylaws of HCM attached to this proxy statement/prospectus as Annex C and Annex D, respectively. We encourage you to read the Articles of Amendment and Restatement and Bylaws of HCM carefully.

Authorized Stock

        HCM is authorized to issue shares of excess stock in connection with the restrictions on ownership and transfer of its stock. The Surviving Corporation will not be authorized to issue a separate class of excess stock.

Restrictions on Ownership and Transfer

        Under HCM's charter, no person may beneficially or constructively own in excess of 7.5% of the value of HCM's outstanding stock, except for John A. Burchett, who may not beneficially or constructively own in excess of 20% of the value of HCM's outstanding stock. Under the Surviving Corporation's charter, subject to certain exceptions, no person or entity will be entitled to beneficially own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% in value or number of shares, whichever is more restrictive, of the Surviving Corporation's outstanding common stock or 9.8% in value of the Surviving Corporation's outstanding stock. As a result of the Charter Amendment, which will be effective immediately prior to the Exchange Share Issuance, HCM's charter will be amended to provide that the restrictions on ownership and transfer of HCM's stock, including the ownership limits, will not apply to the Amster Parties during the period beginning immediately prior to the Exchange Share Issuance (or, if later, January 1, 2009) and ending immediately after the effective time of the merger. If the Charter Amendment has become effective but the merger has not closed, this exemption will terminate on June 30, 2009 and any stock owned by HCM in violation of the restrictions on ownership and transfer of HCM's charter will be transferred to a charitable trust as described above in "Description of Stock of the Surviving Corporation—Restrictions on Ownership and Transfer" beginning on page [    ] of this proxy statement/prospectus. We do not anticipate that, immediately following the merger, any person (including the Amster Parties) will own more than 9.8% of the Surviving Corporation's common stock. See "Description of the Surviving

Corporation's Stock—Restrictions on Ownership and Transfer" beginning on page [        ] of this proxy statement/prospectus.

Power to Terminate REIT Election

        Under HCM's charter, its board of directors may not take any action to terminate HCM's status as a REIT without the approval of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. Following the Charter Amendment, the Surviving Corporation's board of directors will be able to revoke or otherwise terminate the Surviving Corporation's status as a REIT without stockholder approval, if the board determines that it is no longer in the best interests of the Surviving Corporation to continue to be qualified as a REIT.

Removal of Directors

        HCM's charter provides that, subject to the rights of holders of any series of stock separately entitled to elect one or more directors, a director may be removed only for cause, and then only by the affirmative vote of at least a majority of the combined voting power of all classes of shares of stock entitled to vote in the election of directors voting as a single class. This provision of HCM's charter will not be affected by the Charter Amendment or the merger; however, immediately following the merger, the Surviving Corporation intends to elect to be subject to a provision of the MGCL that will require the affirmative vote of two-thirds of the votes entitled to be cast generally in the election of directors to remove a director.

Vacancies on the Board of Directors

        HCM's charter generally provides that both the board of directors and stockholders have the power to fill any vacancies on the board. Under the MGCL and HCM's charter, directors elected by HCM's board of directors to fill a vacancy on its board of directors will serve only until the next annual meeting of HCM's stockholders, regardless of the remaining term of the class of directors in which the vacancy occurred. These provisions of HCM's charter will not be affected by the Charter Amendment or the merger; however, immediately following the merger, the Surviving Corporation intends to elect to be subject to a provision of the MGCL that will vest in the Surviving Corporation's board of directors the exclusive power to fill vacancies on the board and provide that directors elected to fill a vacancy on the board will serve for the remainder of the full term of the class of directors in which the vacancy occurred. As a result of this election, the Surviving Corporation's stockholders will no longer have the power to elect directors to fill vacancies on the board.

Stockholder Meetings

        HCM's bylaws provide that an annual meeting of stockholders shall be held on the third Thursday of May in each year or if that day is a holiday at such other time on such other day falling on or before the 30th day thereafter as set by the board of directors. The Surviving Corporation's bylaws will provide that the annual meeting of stockholders may be held on any date and at any time set by the board of directors.

        HCM's bylaws provide that the chairman of the board, the president or a majority of the board of directors have the power to call a special meeting and that the secretary must call a special meeting on the written request of the stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting. The Surviving Corporation's bylaws will permit the chairman of the board, the president, the chief executive officer or the board of directors of the Surviving Corporation to call a special meeting of its stockholders to act on any matter that may properly be brought before a meeting of stockholders, and will require the secretary of the Surviving Corporation to call a special meeting of its stockholders to act on any matter that may properly be brought before a meeting of stockholders on the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at the meeting accompanied by the information required by the Surviving Corporation's bylaws.

Advance Notice of Nominations and Stockholder Proposals

        Pursuant to HCM's bylaws, a stockholder seeking to propose business to be conducted at an annual meeting of HCM's stockholders, including any proposal relating to the nomination of a director to be elected to HCM's board of directors, must provide notice to HCM's secretary, generally not less than 60 nor more than 90 days prior to the first anniversary of the preceding year's annual meeting of HCM's stockholders. The notice must be in writing and contain certain information specified by HCM's bylaws. HCM's bylaws do not require stockholders to provide advance notice of nominations of a director to be elected at a special meeting of stockholders called for the purpose of electing directors.

        Pursuant to the Surviving Corporation's bylaws, a stockholder seeking to nominate an individual for election as a director or propose other business to be conducted at an annual meeting of the Surviving Corporation's stockholders will be required to provide notice to the Surviving Corporation's secretary, generally not less than 120 nor more than 150 days before the first anniversary of the mailing of the notice for the preceding year's annual meeting of the Surviving Corporation's stockholders. A stockholder seeking to nominate an individual for election as a director at a special meeting of the Surviving Corporation's stockholders held for the purpose of electing directors will be required to provide notice to the Surviving Corporation's secretary, generally not earlier than 120 days before the special meeting and not later than the later of 90 days before the special meeting and the tenth day after announcement of the special meeting. To propose such business or nominee for election as a director, a stockholder of the Surviving Corporation will be required to be a stockholder of record at the time notice is given, as of the record date for determining whether the stockholder is entitled to vote at the meeting and on the date of the meeting. The notice will be required to be in writing and contain certain information specified by the Surviving Corporation's bylaws.

Amendments to Bylaws

        Under HCM's bylaws, both the board of directors and the stockholders have the power to amend HCM's bylaws. Under the Surviving Corporation's charter and bylaws, the board of directors will have the exclusive power to adopt, alter or repeal any provision of the bylaws or make new bylaws.

Appraisal Rights

        Subject to certain exceptions, HCM's stockholders generally are not entitled to appraisal rights so long as its stock remains listed on a national stock exchange. Under the Surviving Corporation's charter, holders of shares of the Surviving Corporation's stock will not be entitled to exercise any rights of an objecting stockholder except in connection with certain transactions subject to the Maryland business combination or the control shares statutes or unless the Surviving Corporation's board of directors determines that such rights should apply.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF THE SURVIVING CORPORATION

        The following unaudited pro forma statements of operations data for the six months ended June 30, 2008 and the year ended December 31, 2007 are based on the historical financial statements of HCM and Spinco. The unaudited pro forma condensed combined financial statements give effect to (1) the spin-off of Spinco to Walter's stockholders and (2) the merger of Spinco with HCM accounted for as a reverse acquisition of HCM by Spinco, with Spinco considered the accounting acquirer, based on the assumptions described in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements have been prepared using the purchase method of accounting as if the transaction had been completed as of January 1, 2008 and 2007 for purposes of the condensed combined statements of operations and on June 30, 2008 for purposes of the condensed combined balance sheet. Although HCM will issue common shares to effect the merger with Spinco, the business combination will be accounted for as a reverse acquisition with Spinco considered the accounting acquirer. As a result, the fair value of HCM's common stock issued and outstanding as of the date of the merger will be allocated to the underlying assets and liabilities of HCM based on their respective fair market values with any excess allocated to goodwill. The pro forma purchase price allocation is based on an estimate of the fair market value of the assets and liabilities of HCM as of June 30, 2008.

        The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated results of operations that would have been reported had the merger been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations. The unaudited pro forma condensed combined financial statements do not reflect (a) any operating efficiencies or cost savings that we may achieve with respect to the combined companies or (b) any additional costs that we may incur as a stand-alone company. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of HCM and Spinco included elsewhere in this proxy statement/prospectus.

 Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2008

	HCM	Adjustments		Pro-forma HCM	Spinco	Adjustments		Pro-forma Spinco	Pro-forma Surviving Corporation
	(in thousands)
Assets
Cash and cash equivalents	$2,597	$—		$2,597	$2,455	$(423	)(4)	$2,032	$4,629
Short-term Investments, Restricted	—	—		—	55,662	(958	)(4)	54,704	54,704
Investment in Mortgage Securities	49,210	(43,508	)(1)	5,702	—	—		—	5,702
Instalment Notes Receivable, Net	6,463	(1,414	)(1)(3)	5,049	1,820,783	—		1,820,783	1,825,832
Inventory	—	—		—	16,319	(16,319	)(4)	—	—
Houses Held for Resale	—	—		—	42,574	—		42,574	42,574
Property and Equipment, Net	—	—		—	22,477	(21,698	)(4)	779	779
Unamortized Debt Expense	—	—		—	20,650	—		20,650	20,650
Other Assets	3,970	(678	)(1)(2)(3)	3,292	26,057	(3,771	)(4)	22,286	25,578

Total Assets	$62,240	$(45,600)		$16,640	$2,006,977	$(43,169)		$1,963,808	$1,980,448

Liabilities and Equity
Accounts Payable and Accrued Expenses	$5,521	$(3,921	)(1)(2)	$1,600	$91,968	$(52,397	)(4)(5)(6)	$39,571	$41,171
Deferred Income Taxes Net Liability	—	—		—	57,524	11,588	(4)(7)	69,112	69,112
Mortgage-backed/ Asset-backed Notes	3,389	(258	)(3)	3,131	1,437,387	—		1,437,387	1,440,518
Accrued Interest	—	—		—	10,286	—		10,286	10,286
Related Party Payable	—	—		—	254,097	(254,097	)(4)	—	—
Other Liabilities	125,266	(125,266	)(1)(2)	—	1,584	(299	)(4)	1,285	1,285
Stockholders'/Member's (Deficit) Equity	(71,936)	83,845	(1)(2)(3)	11,909	154,131	252,036	(4)(5)(6)(7)(8)	406,167	418,076

Total Liabilities and Equity	$62,240	$(45,600)		$16,640	$2,006,977	$(43,169)		$1,963,808	$1,980,448

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

Hanover Capital Mortgage Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2008

	HCM		Adjustments		Pro forma HCM	Spinco	Adjustments		Pro forma Spinco		Pro-forma Surviving Corporation
	(dollars in thousands)
Revenues and sales:
Net Sales		$—	$—		$—	$84,412	$(79,348)	(9)(10)	$5,064		$5,064
Interest Income on Instalment Notes		8,769	—		8,769	96,732	—		96,732		105,501
Other Revenue		(38,250)	—		(38,250)	1,982	(640)	(9)	1,342		(36,908)

Total Net Sales and Revenue		$(29,481)	$—		$(29,481)	$183,126	$(79,988)		$103,138		$73,657

Costs and expenses:
Cost of Sales	$		$—		$—	$67,042	$(64,566)	(9)(10)	$2,476		$2,476
SG&A		5,593	(89)	(13)	5,504	41,199	(19,611)	(9)(12)	21,588		27,092
Provision for Losses on Installment Notes		—	—		—	7,327	—		7,327		7,327
Interest and Amortization of Debt Expense—MBS		11,235	(1,880)	(13)	9,355	71,135	—		71,135	(A)	80,490
Other Interest Expense		—	—		—	2,087	(1,908)	(11)	179		179
Related Party Interest Expense		—	—		—	6,827	(6,827)	(9)	—		—
Related Party Corporate Charges		—	—		—	3,618	(1,883)	(9)	1,735		1,735
Restructuring and Impairment Charges		—	—		—	6,770	(6,770)	(9)	—		—

Total Costs and Expenses		$16,828	$(1,969)		$14,859	$206,005	$(101,565)		$104,440		$121,448

Loss:
Loss Before Income Taxes		$(46,309)	$1,969		$(44,340)	$(22,879)	$21,577		$(1,302)		$(45,642)
Income Tax Expense		—	—		—	6,469	(6,469)	(14)	—		—

Net Loss		$(46,309)	$1,969		$(44,340)	$(16,410)	$15,108		$(1,302)		$(45,642)

Average common shares outstanding:
Average Number of Common Shares Outstanding—Basic		8,633					11,238	(15)			19,871
Average Number of Common Shares Outstanding—Diluted		8,633					11,238	(15)			19,871
Loss per share:
Loss per Common Share
Basic		$(5.36)									$(2.30)
Diluted		$(5.36)									$(2.30)

(A)
Spinco pro forma includes a $17.0 million interest rate hedge ineffectiveness charge.

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

 Hanover Capital Mortgage Holdings, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2007

	HCM		Adjustments		Pro forma HCM	Spinco	Adjustments		Pro forma Spinco	Pro-forma Surviving Corporation
	(dollars in thousands)
Revenues and sales:
Net Sales	$		$—		$—	$257,017	$(246,899)	(9)(10)	$10,118	$10,118
Interest Income on Instalment Notes		24,823	—		24,823	198,867	—		198,867	223,690
Other Revenue		(75,768)	—		(75,768)	4,132	14	(9)	4,146	(71,622)

Total Net Sales and Revenue		$(50,945)	$—		$(50,945)	$460,016	$(246,885)		$213,131	$162,186

Costs and expenses:
Cost of Sales		$—	$—		$—	$190,706	$(186,161)	(9)(10)	$4,545	$4,545
SG&A		10,554	—		10,554	98,045	(57,480)	(9)(12)	40,565	51,119
Provision for Losses		—	—		—	13,889	—		13,889	13,889
Interest and Amortization of Debt Expense		19,224	(3,654)	(13)	15,570	119,102	—		119,102	134,672
Interest Expense (Tax Related)		—	—		—	4,166	(3,924)	(11)	242	242
Related Party Interest Expense		—	—		—	14,165	(14,165)	(9)	—	—
Related Party Corporate Charges		—	—		—	9,451	(5,770)	(9)	3,681	3,681

Total Costs and Expenses		$29,778	$(3,654)		$26,124	$449,524	$(267,500)		$182,024	$208,148

Income:
Pre-Tax Income (loss)—Continuing Operations		$(80,723)	$3,654		$(77,069)	$10,492	$20,615		$31,107	$(45,962)
Income Tax Expense		—	—		—	(4,637)	4,637	(14)	—	—

Income (loss) from Continuing Operations		$(80,723)	$3,654		$(77,069)	$5,855	$25,252		$31,107	$(45,962)

Average common shares outstanding:
Average Number of Common Shares Outstanding—Basic		8,265					11,605	(15)		19,871
Average Number of Common Shares Outstanding—Diluted		8,265					11,605	(15)		19,871
Loss per common share:
Basic		$(9.77)								$(2.31)
Diluted		$(9.77)								$(2.31)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following pro forma adjustments are included in the pro forma HCM balance sheet adjustments:

  1.
  Portfolio Assets and Ramius Debt—On August 9, 2008, HCM surrendered assets with a book value at June 30, 2008 of $43.5 million in satisfaction of its outstanding debt to Ramius of $84.0 million at June 30, 2008. Other related accounts are estimated at $(0.4) million. To reflect the merger in these proforma financial statements, the Ramius debt would normally be adjusted to fair value as of June 30, 2008, represented by the fair value of the portfolio assets of $43.5 million securing the debt, as the debt was retired on August 9, 2008, pursuant to the terms of the borrowing agreement, by surrender of the portfolio assets to Ramius. Other assets and liabilities associated with the debt would be valued at zero, resulting in a $(0.4) million adjustment. The resulting increase in equity of HCM of $40.9 million is approximately the same amount of gain recognized by HCM on retirement and settlement of the debt on August 9, 2008. At the effective time of the merger, the Ramius transaction will be completed. As a result, elimination of the portfolio and related debt are considered appropriate in the proforma balance sheet to more closely reflect the proforma combined financial position of the Surviving Corporation had the merger occurred on June 30, 2008.

  2.
  Exchange Transaction—As described elsewhere in this document HCM intends to purchase and retire all of the outstanding trust preferred securities totaling $40 million which are held by Taberna and the Amster Parties. HCM will pay Taberna a total of $2.25 million of which $0.25 million was paid upon execution of an exchange agreement dated September 30, 2008 with the remainder to be paid at the closing of the merger. Pursuant to a separate exchange agreement dated September 30, 2008, the Amster Parties will receive 6,762,793 shares of HCM common stock valued at $2.65 million along with $0.75 million in cash; the cash is payable at the closing of the merger. This would have resulted in a gain of $36.3 million had the transaction occurred on June 30, 2008.

  3.
  Immediately after the consummation of the spin off, Spinco will merge into HCM, with HCM continuing as the surviving corporation. As a result of the merger, all of the outstanding limited liability company interests in Spinco will be converted into the right to receive an aggregate number of shares of common stock of the Surviving Corporation that will result in Walter's stockholders holding 98.5% of the outstanding equity interests of the surviving corporation immediately after the merger and the stockholders of HCM holding the remaining 1.5% of such equity interests. This adjustment represents the estimated purchase price allocation as of June 30, 2008. For purposes of determining the purchase price allocation, the fair market value of all assets and liabilities of HCM were estimated as June 30, 2008. The allocation of the purchase price was as follows:

(in millions)
Consideration:
HCM Equity at June 30, 2008	$10.9
Purchase by Spinco of HCM Technology (pre-merger)	1.0

Total	$11.9
Allocated to:
Invesment in Mortgage Securities	$5.7
CMO Assets	5.0
Other Assets	5.9
Accounts Payable and Accrued Expenses	(1.6)
CMO Liabilities	(3.1)

Net Assets	$11.9

        The following pro forma adjustments are included in the pro forma Spinco balance sheet adjustments:

  4.
  An adjustment to reflect the elimination of the Homebuilding segment from Spinco as this segment is expected to be sold or otherwise separated from Spinco prior to the spin-off from Walter and merger with HCM. Total Homebuilding net assets are as follows at June 30, 2008:

(in millions)
Short-term Investments, Restricted	$1.0
Inventory	16.3
Property and Equipment, Net	21.7
Other Assets	4.2
Tax Receivable	10.6
Accounts Payable and Accrued Expenses	(10.8)
Deferred Tax Liability	(0.1)
Related Party Payable	(254.1)
Other Liabilities	(0.3)

Net Assets	$(211.5)
  5.
  Transfer of Cardem—Prior to the spin-off, Spinco will transfer Cardem to Walter. The adjustment reflects the elimination of Cardem's workers compensation insurance program which will not be assumed by Spinco. The elimination of this program results in a reduction of the related party receivable of $8.3 million with a corresponding reduction in accounts payable and accrued expenses. The remaining Cardem business is expected to be assumed and transferred to a newly formed captive insurance company that will be wholly-owned by Spinco.

  6.
  An adjustment to reflect the tax exposure retained by Walter as part of the tax sharing arrangement. The amount retained by Walter is $21.7 million net of a tax benefit of $11.7 million at June 30, 2008.

  7.
  An adjustment to reflect the payment of outstanding taxes payable to Walter at the date of the spinoff through a reduction in the receivable from Walter along with a payment by Walter of a portion of the receivable balance to provide Spinco with the cash portion of the taxable dividend described below. Spinco will then make a deemed distribution to Walter by cancelling the remaining receivable balance. This adjustment would have resulted in a dividend to Walter by Spinco of $410.0 million had the spinoff and merger occurred on June 30, 2008.

  8.
  Immediately following the spin-off and immediately prior to the merger with HCM, Spinco will make a taxable dividend of cash and Spinco Interests to the holders of Walter common stock on the record date for the spin-off. The cash portion of the taxable dividend will be provided by Walter as a partial repayment of the related party receivable prior to the settlement of the receivable as described above. The result of the taxable dividend will not have an impact on the amount of total Member's Equity of Spinco or Stockholders' Equity of the Surviving Corporation.

        The following pro forma adjustments are included in the pro forma condensed combined statement of operations:

  9.
  An adjustment to reflect the elimination of the Homebuilding segment from Spinco as this segment is expected to be sold or otherwise separated from Spinco prior to the spin-off from Walter and merger with HCM.

  10.
  An adjustment to reflect the elimination of Cardem's workers compensation program which will be transferred to Walter prior to the spin-off. The elimination of this program results in a reduction in pre-tax loss of $0.1 million for the six months ended June 30, 2008 and a reduction of pre-tax income of $0.9 million for the year ended December 31, 2007.

  11.
  An adjustment to reflect the tax exposure retained by Walter as part of the tax sharing arrangement. This would have resulted in an adjustment to increase pre-tax income by $1.9 million and $3.9 million for the six months ended June 30, 2008 and for the year ended December 31, 2007, respectively.

  12.
  An adjustment of $7.2 million for the six months ended June 30, 2008 and $ 7.8 million for the year ended December 31, 2007 for additional compensation expense associated with the Spinco Equity Awards.

  13.
  An adjustment to reflect the statement of operations impact of the exchange transactions described above in note 2 as if it had occurred at the beginning of each period presented.

  14.
  An adjustment to income tax expense was reflected in the pro forma adjustments based on the assumption that REIT status was elected by Spinco for each period presented.

  15.
  The adjustment to both the weighted average shares outstanding and the diluted weighted average shares outstanding is to reflect the additional HCM common shares issued to effect the merger with Spinco.

THE HCM SPECIAL MEETING

PURPOSE, TIME AND PLACE

        A special meeting of HCM will be held at [            ], on [            date            ] at [            time], local time to consider and vote on:

  1.
  A proposal to approve the Amended and Restated Agreement and Plan of Merger, dated as of October 28, 2008, among Walter, Spinco and HCM, the merger of Spinco into HCM and the other transactions contemplated by the merger agreement, including the Merger Issuance;

  2.
  A proposal to approve the amendment and restatement of HCM's charter as set forth in the Articles of Amendment and Restatement of HCM attached as Annex C to this proxy statement/prospectus;

  3.
  A proposal to approve the issuance of HCM common stock pursuant to the exchange agreement, dated as of September 30, 2008, with Amster Trading Company and Ramat Securities, LTD;

  4.
  A proposal to approve an amendment to HCM's 1999 Equity Incentive Plan to increase the total number of shares of HCM common stock that may be issued thereunder from 550,710 to 3,000,000; and

  5.
  Any motion that may properly be brought before the special meeting to adjourn the special meeting to a later date or dates to solicit additional proxies in favor of any or all of the foregoing proposals;

all as more fully set forth in the accompanying proxy statement/prospectus.

        The HCM board of directors has unanimously approved the merger agreement, the merger and the transactions contemplated thereby and unanimously recommends that you vote FOR the proposal to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the Merger Issuance, FOR the proposal to approve the Charter Amendment, FOR the proposal to approve the Exchange Share Issuance, and FOR the proposal to approve the Plan Amendment, the approval of each is necessary to complete the merger, and, if properly brought before the special meeting, FOR any motion to adjourn the special meeting to a later date or dates to solicit additional proxies in favor of any or all of the foregoing proposals.

RECORD DATE; QUORUM; VOTING INFORMATION; REQUIRED VOTES

        HCM's board of directors has set the close of business on [                        ] as the record date for determining the holders of HCM common stock entitled to notice of, and to vote at, the special meeting. Only holders of record of HCM common stock as of the record date will be entitled to notice of, and to vote at, the special meeting.

        As of the record date, [                        ] shares of HCM common stock were issued and outstanding and entitled to vote at the special meeting. HCM's current charter provides that each share of HCM common stock entitles the holder to one vote on each matter to be considered at the special meeting.

        As of the record date, John A. Burchett, Irma N. Tavares and the Amster Parties, as a group, beneficially owned 10.1% of the outstanding shares of HCM common stock. Mr. Burchett, Ms. Tavares and the Amster Parties have entered into a voting agreement with Walter, Spinco and HCM that requires them to vote for the Merger Transactions, the Charter Amendment, the Exchange Share Issuance, the Plan Amendment and any other actions necessary or desirable in furtherance of the merger, and against any proposals that would adversely affect or delay the merger. See "The Voting Agreement" beginning on page [            ] of this proxy statement/prospectus.

        A quorum of stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the special meeting of the stockholders entitled to cast a majority of the votes entitled to be cast at the special meeting will constitute a quorum for the special meeting. Stockholders personally present at the special meeting or represented by proxy will be counted for the purposes of determining whether a quorum is present at the special meeting. Stockholders present at the meeting that fail to vote, stockholders that mark their proxy "abstain" and stockholders that instruct their brokers or other nominees to abstain from voting on any proposal will be treated as present and entitled to vote at the special meeting for purposes of determining whether a quorum exists.

        Under the rules that govern brokers who have record ownership of shares that are held in brokerage accounts for their clients, who are the beneficial owners of the shares, brokers who do not receive voting instructions from their clients have the discretion to vote uninstructed shares on routine matters, but not on non-routine matters. All of the proposals to be acted upon at the special meeting consist of non-routine matters. A broker's inability to vote with respect to the non-routine matters is referred to as a "broker non-vote." Broker non-votes will be considered present for the purpose of determining the presence of a quorum, but will not be counted for determining the number of votes cast on non-routine matters. Because the affirmative vote of the holders of a majority of the outstanding shares of HCM common stock is required to approve the Merger Transactions and a majority of the votes entitled to be cast is required to approve the Charter Amendment, a stockholder's failure to vote in person or authorize a proxy, stockholders that mark their proxy "abstain" or instruct their broker or other nominee to abstain from voting and broker non-votes will have the same effect as votes against these proposals. However, abstentions and broker non-votes are not considered votes cast, and will not have any effect on the approval of the Exchange Share Issuance or the Plan Amendment, which must be approved by the affirmative vote of a majority of the votes cast on each proposal.

VOTING BY PROXY

        Giving a proxy means that a HCM stockholder authorizes the persons named in the enclosed proxy card to vote its shares at the HCM special meeting in the manner it directs. An HCM stockholder may cause its votes to be cast by granting a proxy or by voting in person at the meeting. An HCM stockholder may use one of three methods to grant a proxy if it is a registered holder (that is, it holds its stock in its own name):

  •
  Via telephone, by calling Innisfree M&A Incorporated, toll-free at 1-888-750-5834 from the United States and Canada and following the series of voice instructions that will direct a HCM stockholder how to grant a proxy. HCM stockholders should have their proxy card available when they call. Telephone voting will be available [24] hours a day until [            ] Time, on [            ], 2009;

  •
  Via the Internet, by going to the website [                        ] and following the on-screen instructions that will direct a HCM stockholder how to grant a proxy. Internet proxy submission will be available [24] hours a day until [            ] Time, on [            ], 2009. HCM stockholders should have their proxy cards available when they access the website as it contains individual proxy access and account numbers that the HCM stockholder will need to enter the website.

  •
  Mail, by completing and returning the proxy card or voter information form in the enclosed envelope. The envelope requires no additional postage if mailed in the United States. HCM requests that HCM stockholders complete and sign the accompanying proxy and return it to HCM as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the votes entitled to be cast by the HCM stockholder executing the proxy will be cast at the special meeting in accordance with the instructions contained on the proxy card.

        HCM stockholders who authorize a proxy in time for the special meeting will have their votes cast as indicated on their proxy card or other instructions. If a proxy is properly executed but does not contain voting instructions, the proxy will be voted FOR the proposal to approve the Merger Transactions, FOR the proposal to approve the Charter Amendment, FOR the proposal to approve the Exchange Share Issuance, FOR the proposal to approve the Plan Amendment and, if properly brought before the special meeting, FOR any motion properly brought before the special meeting to adjourn the special meeting to a later date or dates to solicit additional proxies in favor of any or all of the foregoing proposals. Under Maryland law, the only matters that may be acted upon at a special meeting of stockholders are those stated in the notice of the special meeting. Accordingly, other than procedural matters relating to the proposals discussed above, no other business may properly come before the meeting. The persons named as proxies will vote on such procedural matters in accordance with their discretion.

        If your broker holds your shares of HCM common stock in street name, you must either direct your broker on how to vote or obtain a proxy from your broker to vote in person at the special meeting. Absent instructions from you, your broker may not vote on the proposals to approve the Merger Transactions, the Charter Amendment, the Exchange Share Issuance or the Plan Amendment.

REVOCATION OF PROXIES

        If you are a record holder of HCM common stock, you may revoke your proxy in any of the following ways:

  •
  sending a written notice to HCM's Secretary, Suzette N. Berrios at 200 Metroplex Drive, Suite 100, Edison, NJ 08817 that is received before the special meeting and that states that you are revoking your proxy;

  •
  signing a new, later-dated proxy card(s) that is received before the special meeting;

  •
  by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically, or by calling the telephone number specified on your proxy card and following the instructions on the proxy card; or

  •
  obtaining an admission card, attending the special meeting and voting in person.

        Simply attending the special meeting will not revoke your proxy. If you instructed a broker to vote on your behalf, you must follow your broker's directions for changing those instructions.

SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

        HCM's largest non-management stockholder, Ramius, held 600,000 shares of the outstanding HCM common stock as of the record date for the special meeting, which represented approximately 6.93% of all outstanding shares of HCM common stock entitled to vote at the HCM special meeting. In addition, as of the record date for the special meeting, HCM directors, John A. Burchett and certain other members of the management, as a group, beneficially owned 886,636 outstanding shares of HCM common stock (excluding outstanding common stock options), which represented approximately 10.24% of all outstanding shares of HCM common stock entitled to vote at the HCM special meeting.

        The following table sets forth the following information regarding the ownership of our common stock as of September 30, 2008:

  •
  each person who, to HCM's knowledge, beneficially owns more than 5% of HCM common stock

  •
  each of HCM's directors

  •
  each of HCM's executive officers

  •
  all of HCM's directors and executive officers as a group

Names and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Ramius Capital Group, LLC 666 Third Avenue—26th Floor New York, NY 10017	600,000		6.93%
John A. Burchett 200 Metroplex Drive, Suite 100 Edison, New Jersey 08817	645,185	(2)	7.45%
Irma N. Tavares 200 Metroplex Drive, Suite 100 Edison, New Jersey 08817	225,487	(3)	2.6%
John N. Rees 101 Granite Street Rockport, Massachusetts 01966	32,000	(4)	*
John A. Clymer 829 Third Street Hudson, WI 54016	11,531	(5)	*
James F. Stone 362 Ocean Road Narragansett, Rhode Island 02882	15,000	(6)	*
James C. Strickler 200 Metroplex Drive, Suite 100 Edison, NJ 08817	24,667	(7)	*
Harold F. McElraft 200 Metroplex Drive, Suite 100 Edison, NJ 08817	6,000	(8)	*
Suzette N. Berrios 200 Metroplex Drive, Suite 100 Edison, NJ 08817	3,000	(9)	*
All Directors and executive officers as a group (8 persons)	962,870	(10)	11.13%

*
Less than 1%

(1)
Except as otherwise noted, all persons have, to our knowledge, sole voting and investment power with respect to the shares beneficially owned. All amounts shown in this column include shares obtainable upon exercise of stock options currently exercisable or exercisable within 60 days of the record date.

(2)
Includes 24,270 shares of common stock issuable upon the exercise of options.

(3)
Includes 18,630 shares of common stock issuable upon the exercise of options, and 3,750 owned by spouse.

(4)
Includes 12,000 shares of common stock issuable upon the exercise of options.

(5)
Includes 4,000 shares of common stock issuable upon the exercise of options.

(6)
Includes 10,000 shares of common stock issuable upon the exercise of options.

(7)
Includes 7,334 shares of common stock issuable upon the exercise of options and 5,200 shares of unvested restricted stock for which the executive officer has both voting and dividend rights.

(8)
Includes 3,200 shares of unvested restricted stock for which the executive officer has both voting and dividend rights.

(9)
Includes 2,400 shares of unvested restricted stock for which the executive officer has both voting and dividend rights.

(10)
Includes 76,234 shares of common stock issuable upon the exercise of options

SOLICITATION OF PROXIES

        This proxy statement/prospectus/prospectus is being furnished to HCM stockholders in connection with the HCM board of directors' solicitation of proxies from the holders of HCM common stock for use at the special meeting. In addition to solicitation by mail, HCM may solicit proxies in person or by telephone, telecopy or e-mail. HCM has engaged Innisfree M&A Inc. to act as its proxy solicitor and to respond to HCM stockholder inquiries about the merger, the special meeting and voting their shares, and Walter stockholder inquiries about the spin-off and the merger. HCM will pay to Innisfree M&A Inc. for its services a fee of $20,000 relating to proxy solicitation services plus $5.00 per inbound call, and will reimburse expenses. In addition to solicitations by mail, directors, officers and regular employees of HCM may solicit proxies personally, by mail or by telephone, for which no compensation shall be paid other than their regular salary and other usual compensation. HCM will bear all costs of proxy solicitation.

PROPOSAL 1

PROPOSAL TO APPROVE THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE ISSUANCE OF SURVIVING CORPORATION COMMON STOCK IN THE MERGER

Approval of the Merger

        As discussed elsewhere in this proxy statement/prospectus, holders of HCM common stock are being asked to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement. HCM stockholders should read carefully this proxy statement/prospectus in its entirety, including the exhibits, for more detailed information concerning the merger agreement, the merger and the other transactions contemplated by the merger agreement. See "The Transactions" beginning on page [    ] of this proxy statement/prospectus. In particular, holders of HCM common stock are directed to the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Under Maryland law and HCM's charter, HCM cannot complete the merger unless the merger is approved by the affirmative vote of the holders of a majority of the outstanding shares of HCM common stock.

Issuance of HCM Common Stock in the Merger

        Under Rule 713 of the NYSE Alternext, a company listed on the NYSE Alternext is required to obtain stockholder approval as a prerequisite to approval of applications to list additional shares in circumstances when the issuance or potential issuance of additional shares will result in a change of control of the issuer, including, but not limited to, those issuances that constitute a "reverse merger." As defined under Rule 341 of the NYSE Alternext, a "reverse merger" is a transaction or series of transactions whereby a listed issuer combines with, or into, an entity not listed on the NYSE Alternext, resulting in a change of control of the listed issuer and potentially allowing such unlisted entity to obtain an NYSE Alternext listing. In determining whether a change of control constitutes a reverse merger, the NYSE Alternext has stated that it will consider all relevant factors, including, but not limited to, changes in the management, board of directors, voting power, ownership, and financial structure of the listed issuer. The NYSE Alternext will also consider the nature of the businesses and the relative size of both the listed issuer and the unlisted entity.

        The aggregate number of shares of Surviving Corporation common stock to be issued to HCM stockholders and holders of Spinco Interests pursuant to the merger agreement (See "The Merger Agreement" beginning on page [    ] of this proxy statement/prospectus) will result in a change in control of HCM and, for this reason, HCM must obtain the approval of its stockholders for the issuance of these securities pursuant to the merger agreement. The rules of the NYSE Alternext require that the Merger Issuance be approved by a majority of the votes cast on the matter, which is a lesser vote than a majority of the shares outstanding. Accordingly, if the requisite stockholder vote on the merger under Maryland law is obtained, the vote required under the NYSE Alternext rules will also be obtained.

        Approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement, including the Merger Issuance, requires the affirmative vote of the holders of a majority of the outstanding shares of HCM common stock.

The completion of the merger and the issuance of Surviving Corporation common stock in the merger is conditioned upon the approval of the Proposals to approve the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment, and the approval of all four of these Proposals is required for completion of the merger.

HCM'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE ISSUANCE OF SURVIVING CORPORATION COMMON STOCK IN THE MERGER.

 PROPOSAL 2

PROPOSAL TO APPROVE THE CHARTER AMENDMENT

        The amendment and restatement of HCM's charter as set forth in the Articles of Amendment and Restatement of HCM attached to this proxy statement/prospectus as Annex C is a condition to the issuance of HCM common stock in the Exchange Share Issuance and the closing of the merger. Under Maryland law and HCM's charter, the Charter Amendment must be approved by the affirmative vote of holders of a majority of the aggregate votes entitled to be cast on the Charter Amendment at the special meeting. See "Comparison of the Rights of HCM Stockholders Before and After the Spin-off and Merger" beginning on page [    ] of this proxy statement/prospectus.

The effectiveness of the Charter Amendment is conditioned upon the approval of the Proposals to approve the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment, and the approval of all four of these Proposals is required for completion of the merger.

HCM'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE CHARTER AMENDMENT

 PROPOSAL 3

PROPOSAL TO APPROVE THE EXCHANGE SHARE ISSUANCE

        In connection with the merger, HCM has entered into an exchange agreement with the Amster Parties pursuant to which HCM will acquire all of the trust preferred securities of HST-II owned by the Amster Parties in exchange for HCM common stock and a cash payment. HCM will issue 6,762,793 shares of common stock of HCM to the Amster Parties pursuant to the exchange agreement, which, assuming that, between Setpember 30, 2008, and immediately prior to the effective time of the merger, there are no other changes in the number of shares of HCM common stock outstanding, will represent approximately 43.9% of the shares of HCM common stock outstanding as of immediately prior to the effective time of the merger. Rule 712(b) of the NYSE Alternext company guide requires stockholder approval of any proposal by a company with common stock quoted on the NYSE Alternext, including HCM, to issue common stock as consideration for an acquisition of stock or assets of another company where that issuance, as in the Exchange Share Issuance, could result in an increase in outstanding common shares of 20% or more. The rules of the NYSE Alternext require that HCM's stockholders approve the Exchange Share Issuance by a majority of the votes cast on the matter.

        HCM is asking its stockholders to approve the issuance of HCM common stock to the Amster Parties pursuant to the exchange agreement. Completion of the Exchange Share Issuance is a condition to the closing of the merger.

The completion of the Exchange Share Issuance is conditioned upon the approval of the proposals to approve the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment and the approval of all four of these Proposals is required for completion of the merger.

HCM'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE EXCHANGE SHARE ISSUANCE

PROPOSAL 4

PROPOSAL TO APPROVE THE PLAN AMENDMENT

        In connection with the merger, the HCM board of directors has adopted an amendment to Hanover's 1999 Equity Incentive Plan (the "Plan") to increase the total number of shares of HCM Common Stock that may be issued thereunder from 550,710 to 3,000,000 (the "Plan Amendment"). Section 9.1 of the Plan states that no modification, amendment, suspension or termination of the Plan shall be made without stockholder approval if such approval is necessary to comply with any applicable tax, regulatory or stock exchanged requirement. Under Rule 711 of the NYSE Alternext, HCM is required to obtain stockholder approval with respect to the establishment of (or material amendment to) a stock option or purchase plan or other equity compensation arrangement pursuant to which options or stock may be acquired by officers, directors, employees, or consultants. HCM believes that the Plan Amendment is a material amendment to the Plan and, for that reason HCM must obtain stockholder approval for the Plan Amendment. The rules of the NYSE Alternext require that HCM's stockholders approve the Plan Amendment by a majority of the votes cast on the matter.

        HCM is asking its stockholders to approve the Plan Amendment. The approval of the Plan Amendment is a condition to the merger agreement.

The effectiveness of the Plan Amendment is conditioned upon the approval of the Proposals to approve the Merger Transactions, the Charter Amendment, the Exchange Share Issuance and the Plan Amendment, and the approval of all four of these Proposals is required for completion of the merger.

HCM'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE PLAN AMENDMENT

 PROPOSAL 5

ANY MOTION THAT MAY BE PROPERLY BROUGHT BEFORE THE SPECIAL MEETING TO ADJOURN THE SPECIAL MEETING FOR THE PURPOSE
OF OBTAINING ADDITIONAL VOTES FOR THE MERGER PROPOSALS

        At the annual meeting, we may ask stockholders to vote to adjourn the special meeting to solicit additional proxies in favor of the approval of any or all of the the proposals if we have not obtained sufficient votes to approve all of the proposals. Approval of a motion to adjourn the special meeting requires a majority of the votes cast on the matter.

HCM'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ANY MOTION PROPERLY BROUGHT BEFORE THE SPECIAL MEETING TO ADJOURN THE SPECIAL MEETING TO SOLICIT ADDITIONAL PROXIES IN FAVOR OF THE APPROVAL OF THE MERGER PROPOSALS.

EXPERTS

        The consolidated financial statements of JWH Holding Company, LLC and subsidiaries at December 31, 2007, and for the year ended December 31, 2007, included in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered certified public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of JWH Holding Company, LLC and subsidiaries as of December 31, 2006 and for each of the two years in the period ended December 31, 2006 included in this proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of HCM and subsidiaries as of December 31, 2007 and 2006, and for each of the years in the three year period ended December 31, 2007, are included in this proxy statement/prospectus in reliance upon the report of Grant Thornton LLP, independent registered certified public accounting firm, appearing elsewhere in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the issuance of common stock by HCM in connection with the merger will be passed upon for HCM by Thacher Proffitt & Wood LLP. Thacher Proffitt & Wood LLP will also provide a legal opinion regarding certain federal income tax matters relating to the spin-off and the merger.

WHERE YOU CAN FIND MORE INFORMATION

        HCM files reports (including annual reports which contain audited financial statements), proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the Securities and Exchange Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the public reference rooms. HCM's Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov". HCM has filed with the Securities and Exchange Commission a registration statement on Form S-4. This proxy statement/prospectus is a part of the registration statement and constitutes the prospectus for the common stock of the Surviving Corporation to be issued to the holders of shares of Walter common stock in the merger.

        You may request a copy of these filings at no cost by writing or telephoning HCM at the following address or telephone number: Hanover Capital Mortgage Holdings, Inc., 200 Metroplex Drive, Suite 100, Edison NJ 08817, Telephone (732) 548-0101.

        IN ORDER TO ENSURE TIMELY DELIVERY OF THESE DOCUMENTS, YOU SHOULD MAKE YOUR REQUEST BY [INSERT DATE THAT IS FIVE DAYS PRIOR TO DAY DECISION MUST BE MADE]. IF YOU ARE A HCM STOCKHOLDER AND YOU HAVE ANY QUESTIONS ABOUT THE MERGER OR THE SPECIAL MEETING, OR IF YOU NEED ASSISTANCE IN AUTHORIZING YOUR PROXY TO VOTE ON YOUR BEHALF, PLEASE CONTACT HCM'S PROXY SOLICITOR INNISFREE M&A INC. 888-750-5834 (toll free) or 212-750-5833 (collect) MONDAY TO FRIDAY, 9:00 A.M. TO 5:00 P.M. EASTERN STANDARD TIME.

        IF YOU ARE A WALTER STOCKHOLDER AND YOU HAVE ANY QUESTIONS ABOUT THE SPIN-OFF AND THE MERGER, PLEASE CONTACT HCM'S PROXY SOLICITORS,

INNISFREE M&A INC., AT THE NUMBER STATED ABOVE. IF YOU HAVE ANY FURTHER QUESTIONS, PLEASE CONTACT WALTER AT [                        ].

        HCM HAS NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE MERGER OR ABOUT HCM THAT DIFFERS FROM OR ADDS TO THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS OR THE DOCUMENTS THAT HCM PUBLICLY FILES WITH THE SECURITIES AND EXCHANGE COMMISSION. THEREFORE, IF ANYONE GIVES YOU DIFFERENT OR ADDITIONAL INFORMATION, YOU SHOULD NOT RELY ON IT.

        IF YOU ARE IN A JURISDICTION WHERE IT IS UNLAWFUL TO OFFER TO EXCHANGE OR SELL, OR TO ASK FOR OFFERS TO EXCHANGE OR BUY, THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS OR TO ASK FOR PROXIES, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT SUCH ACTIVITIES, THEN THE OFFER PRESENTED BY THIS PROXY STATEMENT/PROSPECTUS DOES NOT EXTEND TO YOU. THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS SPEAKS ONLY AS OF ITS DATE UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

        ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO WALTER, SPINCO AND THEIR SUBSIDIARIES, THE SPIN-OFF AND THE TAXABLE DIVIDEND HAS BEEN PROVIDED BY WALTER. ALL INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS WITH RESPECT TO HCM (INCLUDING THE FINANCIAL ADVISOR TO HCM) AND ITS SUBSIDIARIES HAS BEEN PROVIDED BY HCM.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
OF JWH Holding Company, LLC AND Subsidiaries

Report of Independent Registered Certified Public Accounting Firm

The Board of Managers and Member of JWH Holding Company, LLC

        We have audited the accompanying consolidated balance sheet of JWH Holding Company, LLC and subsidiaries (the Company) as of December 31, 2007 and the related consolidated statements of operations, changes in member's/stockholder's deficit and comprehensive loss and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JWH Holding Company, LLC and subsidiaries at December 31, 2007, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 9, the Company adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, as of January 1, 2007.

                      /s/ ERNST & YOUNG LLP

Tampa, Florida
November 3, 2008

Report of Independent Registered Certified Public Accounting Firm

To the Board of Managers and Member of JWH Holding Company, LLC:

        In our opinion, the consolidated balance sheet as of December 31, 2006 and the related consolidated statements of operations, changes in member's/stockholder's deficit and comprehensive loss and cash flows for each of two years in the period ended December 31, 2006 present fairly, in all material respects, the financial position of JWH Holding Company, LLC and its subsidiaries at December 31, 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 10 and Note 11 to the consolidated financial statements, the Company has changed the manner in which it accounts for other postretirement plans and share-based compensation, respectively.

/s/ PRICEWATERHOUSECOOPERS LLP
Tampa, Florida
November 3, 2008

JWH Holding Company, LLC and Subsidiaries

Consolidated Balance Sheets

(dollars in thousands)

	December 31,
	2007	2006
ASSETS
Cash and cash equivalents	$3,156	$3,637
Short-term investments, restricted	70,174	85,206
Receivables, net	3,513	4,381
Instalment notes receivable, net of allowance of $13,992 and $13,011, respectively	1,835,938	1,782,476
Inventories	19,615	26,270
Houses held for resale	36,406	29,414
Property and equipment, net	29,325	32,065
Unamortized debt expense	21,786	24,300
Goodwill	12,291	12,291
Other assets	8,276	11,503
Assets of discontinued operations	—	10,327

Total assets	$2,040,480	$2,021,870

LIABILITIES AND MEMBER'S DEFICIT
Accounts payable	$8,813	$13,591
Accrued expenses	87,691	72,115
Deferred income taxes, net	52,482	77,724
Payable to Walter	237,850	226,543
Mortgage-backed/asset-backed notes	1,706,218	1,736,706
Accrued interest	11,953	12,846
Other liabilities	10,936	1,611
Liabilities of discontinued operations	—	2,005

Total liabilities	2,115,943	2,143,141

Commitments and contingencies (Note 12)
Member's deficit:
Membership unit (no par); 1 unit authorized, issued and outstanding at December 31, 2007 and 2006	—	—
Additional paid-in capital	228,883	247,419
Retained earnings	366,132	366,927
Accumulated other comprehensive income	4,632	11,915

	599,647	626,261
Less: Receivable from Walter	(675,110)	(747,532)

Total member's deficit	(75,463)	(121,271)

Total liabilities and member's deficit	$2,040,480	$2,021,870

The accompanying notes are an integral part of the consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Consolidated Statements of Operations

(dollars in thousands)

	Year Ended December 31,
	2007	2006	2005
Net sales and revenues:
Net sales	$257,017	$251,893	$201,416
Interest income on instalment notes	198,867	199,832	206,089
Other revenue	4,132	6,565	4,963

Total net sales and revenues	460,016	458,290	412,468

Cost and expenses:
Cost of sales (exclusive of depreciation)	190,706	195,369	166,655
Depreciation	6,326	5,868	5,770
Selling, general and administrative	91,154	90,048	94,882
Provision for losses on instalment notes	13,889	9,063	10,724
Credit for postretirement benefits	(1,016)	(4,768)	(706)
Interest and amortization of debt expense	119,102	118,742	122,004
Interest expense on payable to Walter	14,165	17,388	18,223
Other interest expense	4,166	3,449	2,930
Amortization expense	1,581	2,406	3,641
Related party—allocated corporate charges	9,451	7,807	7,435
Goodwill impairment charge	—	—	56,727

Total costs and expenses	449,524	445,372	488,285

Income (loss) from continuing operations before income taxes	10,492	12,918	(75,817)
Income tax expense (benefit)	4,637	5,827	(6,034)

Income (loss) from continuing operations	5,855	7,091	(69,783)
Loss from discontinued operations, net of taxes	(2,229)	(7,362)	(11,127)

Net income (loss)	$3,626	$(271)	$(80,910)

Basic income (loss) per unit:
Income (loss) from continuing operations	$5,855	$7,091	$(69,783)
Loss from discontinued operations	(2,229)	(7,362)	(11,127)

Net income (loss)	$3,626	$(271)	$(80,910)

Units used to determine income (loss) per unit(1)	1	1	1

(1)
During the second quarter of 2006, Walter's equity interests in the Company's subsidiaries were contributed by Walter to the Company upon the formation of the Company in exchange for one limited liability company unit of the Company. Therefore, earnings per unit for each period presented was determined using one unit, which is the capital structure subsequent to the formation of the Company.

The accompanying notes are an integral part of the consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Consolidated Statements of Changes in Member's/Stockholder's Deficit
and Comprehensive Loss

For the Years Ended December 31, 2007, 2006 and 2005

(in thousands)

	Total	Capital Stock/ Member's Equity	Additional Paid-In Capital	Comprehensive Loss	Retained Earnings	Accumulated Other Comprehensive Income	Receivable from Walter
Balance at December 31, 2004	$(229,088)	$1,210	$125,197		$448,108	$—	$(803,603)
Comprehensive loss:
Net loss	(80,910)			$(80,910)	(80,910)
Other comprehensive income, net of tax:
Net unrealized gain on hedges, net of $613 tax provision	1,138			1,138		1,138

Comprehensive loss				$(79,772)

WMC capital contribution	1,946		1,946
Dividends to Walter	(18,675)		(18,675)
Collection from Walter	12,548						12,548

Balance at December 31, 2005	(313,041)	1,210	108,468		367,198	1,138	(791,055)
Comprehensive loss:
Net loss	(271)			$(271)	(271)
Other comprehensive income (loss), net of tax:
Net amortization of realized gain on hedges, net of $5 tax benefit	(9)			(9)		(9)
Net unrealized gain on hedges, net of $137 tax provision	255			255		255

Comprehensive loss				$(25)

Adjustment to initially apply FASB Statement No. 158	10,531					10,531
Walter capital contribution to JWH LLC	155,153		155,153
JWH LLC formation	—	(1,210)	1,210
Dividends to Walter	(22,269)		(22,269)
Collection from Walter	43,523						43,523
Stock-based compensation	4,857		4,857

Balance at December 31, 2006	(121,271)	—	247,419		366,927	11,915	(747,532)
Adjustment to initially apply FIN 48	(4,421)				(4,421)

Adjusted balance at January 1, 2007	(125,692)	—	247,419		362,506	11,915
Comprehensive loss:
Net income	3,626			$3,626	3,626
Other comprehensive loss, net of tax:
Change in postretirement benefit plans, net of $256 tax benefit	(616)			(616)		(616)
Net unrealized loss on hedges, net of $3,589 tax benefit	(6,667)			(6,667)		(6,667)

Comprehensive loss				$(3,657)

Dividends to Walter	(22,889)		(22,889)
Collection from Walter	72,422						72,422
Stock-based compensation	4,353		4,353

Balance at December 31, 2007	$(75,463)	$—	$228,883		$366,132	$4,632	(675,110)

The accompanying notes are an integral part of the consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2007	2006	2005
Operating activities:
Net income (loss)	$3,626	$(271)	$(80,910)
Loss from discontinued operations	2,229	7,362	11,127

Income (loss) from continuing operations	5,855	7,091	(69,783)
Adjustments to reconcile income (loss) from continuing operations to net cash (used in) provided by operating activities attributable to continuing operations:
Provision for losses on instalment notes receivable	13,889	9,063	10,724
Depreciation	6,326	5,868	5,770
Loss (gain) on sale of fixed assets	89	(1,624)	(355)
Goodwill impairment charge	—	—	56,727
Benefit from deferred income taxes	(9,434)	(23,275)	(13,378)
Amortization of debt expense	2,867	3,128	4,836
Stock based compensation	4,353	4,857	—
Other	(722)	(5,018)	(966)
Decrease (increase) in assets:
Receivables	1,911	50	(1,362)
Inventories and houses held for resale	(269)	9,351	(21,006)
Other	3,243	5,507	3,199
Instalment notes receivable, net	(61,532)	(33,839)	62,880
Cash received from cash flow hedge	—	283	1,777
Increase (decrease) in liabilities:
Accounts payable	(4,809)	(1,624)	3,320
Accrued expenses	(124)	(13,930)	8,353
Accrued interest	(893)	(739)	(916)

Cash flows (used in) provided by operating activities attributable to continuing operations	(39,250)	(34,851)	49,820

Investing activities:
Purchases of loans	(39,900)	(103,823)	(61,098)
Principal payments received on purchased loans	34,081	45,954	21,072
Additions to property and equipment	(3,996)	(5,108)	(7,030)
Cash proceeds from sale of property and equipment	681	4,525	3,889
Decrease (increase) in short-term investments, restricted	15,032	35,650	(24,453)

Cash flows provided by (used in) investing activities attributable to continuing operations	5,898	(22,802)	(67,620)

Financing activities:
Issuance of mortgage-backed/asset-backed notes	189,200	401,876	393,459
Payments on mortgage-backed/asset-backed notes	(219,793)	(392,647)	(428,999)
Net decrease in receivable from Walter	72,422	44,420	14,493
Net increase in payable to Walter	11,307	29,959	61,311
Capital contributions from Walter	—	1,300	—
Dividends to Walter	(22,889)	(22,269)	(18,675)
Debt issuance costs paid	(530)	(1,512)	(2,529)

Cash flows provided by financing activities attributable to continuing operations	29,717	61,127	19,060

Cash flows (used in) provided by continuing operations	(3,635)	3,474	1,260
Cash Flows From Discontinued Operations
Cash flows provided by (used in) operating activities	630	(2,742)	(3,514)
Cash flows provided by (used in) investing activities	2,523	(715)	(1,966)
Cash flow provided by (used in) financing activities	—	—	—

Cash flows provided by (used in) discontinued operations	3,153	(3,457)	(5,480)

Net (decrease) increase in cash and cash equivalents	(482)	17	(4,220)
Cash and cash equivalents at beginning of year	3,637	3,609	7,818
Add: Cash and cash equivalents of discontinued operations at beginning of year	1	12	23
Less: Cash and cash equivalents of discontinued operations at end of year	—	(1)	(12)

Cash and cash equivalents at end of year	$3,156	$3,637	$3,609

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$117,286	$116,510	$118,186
Cash paid for income taxes	$13,024	$31,712	$4,965
Supplemental Disclosure of Non-Cash Financing Activities:
Capital contributions from Walter	$—	$153,853	$1,946

The accompanying notes are an integral part of the consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements

1. Organization

        JWH Holding Company, LLC (the "Company") was formed as a limited liability company pursuant to the laws of Delaware on May 31, 2006, as a wholly-owned subsidiary of Walter Industries, Inc. ("Walter"). The Company operates in two reportable segments: Financing and Homebuilding. The Financing segment includes Walter Mortgage Company ("WMC"), as well as several other subsidiaries. The Homebuilding segment includes Jim Walter Homes, Inc. ("JWH"), as well as several other subsidiaries. Through these reportable segments, the Company constructs and finances affordable on-your-lot homes primarily in the southeastern United States, services instalment notes and mortgages and, through its affiliated insurance businesses, offers insurance coverages to its customers.

        On June 28, 2006, Walter contributed to the Company the issued and outstanding shares of its wholly owned subsidiaries Best Insurors, Inc., Cardem Insurance Co., Ltd., Coast to Coast Advertising, Inc., Dixie Building Supplies, Inc., JWH and its wholly owned subsidiaries, and WMC and its wholly owned subsidiaries, collectively Walter's Financing and Homebuilding business. In exchange for the contributed shares from Walter, the Company issued to Walter one limited liability company unit of the Company, which represents 100% of the limited liability company units of the Company.

        The Company recorded the exchange at historical cost as a reorganization of entities under common control, similar to a pooling of interests transaction. Since the Company is a newly formed entity, Walter's combined Financing and Homebuilding business is considered its predecessor for accounting purposes, and the combined financial statements for the Financing and Homebuilding business have become the Company's historical financial statements for periods prior to the legal reorganization on June 28, 2006.

        The Company organized Mid-State Trust II ("Trust II"), Mid-State Trust IV ("Trust IV"), Mid-State Trust VI ("Trust VI"), Mid-State Trust VII ("Trust VII"), Mid-State Trust VIII ("Trust VIII"), Mid-State Trust X ("Trust X"), Mid-State Trust XI ("Trust XI"), Mid-State Capital 2004-1 Trust ("Trust 2004-1"), Mid-State Capital 2005-1 Trust ("Trust 2005-1") and Mid-State Capital 2006-1 Trust ("Trust 2006-1") (the "Trusts") for the purpose of purchasing instalment notes receivable from WMC with the net proceeds from the issuance of mortgage-backed or asset-backed notes (a "securitization"). The beneficial interests in the Trusts are owned by WMC and Mid-State Capital, LLC, a wholly-owned subsidiary of WMC, respectively. The assets of the Trusts, including the instalment notes receivable owned by such trust, are not available to satisfy claims of general creditors of the Company, its subsidiaries or Walter. The liabilities of the Trusts for their notes issued to the public are to be satisfied solely from the proceeds of the instalment notes owned by such trust and are non-recourse to the Company, its subsidiaries and Walter.

        The securitizations are structured legally as sales, but for accounting purposes are treated as financings under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125," ("SFAS 140") as they do not meet the qualifying special purpose entity criteria under SFAS 140 and related interpretations. WMC, as servicer, subject to applicable contractual provisions, has discretion, consistent with prudent mortgage servicing practices, to determine whether to sell or work out any loans securitized through the securitization trusts that become troubled. Accordingly, the notes remain on balance sheet as "instalment notes held for investment", retained interests are not created, and securitization bond financing replaces the warehouse debt or asset-backed commercial paper originally associated with the

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

1. Organization (Continued)

notes held for investment. Deferred debt issuance costs and discounts related to the bonds are amortized on a level yield basis over the estimated life of the bonds.

        The Homebuilding segment's modular manufacturing business, Crestline Homes, Inc., was sold in May 2007 and is reported as a discontinued operation. See Note 3.

        On February 19, 2008, the Company announced a restructuring of its Homebuilding business. Thirty-six underperforming Homebuilding sales centers have closed as part of the restructuring. Additionally, subsequent to May 1, 2008, the Financing segment no longer offers financing to the Homebuilding segment's customers. See Note 17.

2. Summary of Significant Accounting Policies

Basis of Presentation

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from those estimates. All significant intercompany balances have been eliminated in the consolidated financial statements. The notes to consolidated financial statements, except where otherwise indicated, relate to continuing operations only.

        The financial information in these carved-out subsidiary financial statements does not include all of the expenses that would have been incurred had the Company been a separate, stand-alone entity. As such, the financial information does not necessarily reflect the consolidated financial position, results of operations and cash flows of the Company in the future, or what would have been reflected had the Company been a separate, stand-alone entity during the periods presented. However, these historical consolidated financial statements include certain costs and expenses that have been allocated to the Company from Walter.

        Certain costs incurred by Walter that were considered directly related to the Company were charged to the Company and included in general, selling and administrative expenses. These costs approximated $3.5 million, $4.0 million and $2.6 million for the years ended December 31, 2007, 2006 and 2005, respectively.

        Costs incurred by Walter that cannot be directly attributed to its subsidiaries such as risk management, executive salaries, professional service fees, human resources, transportation and other centralized business functions are allocated to its subsidiaries based on estimated annual revenues. Such costs were recorded in the caption 'related party-allocated corporate charges' in the accompanying statements of operations and were $9.5 million, $7.8 million and $7.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. While the Company considers the allocation of such costs to be reasonable, in the event the Company was not affiliated with Walter, these costs may increase or decrease.

Concentrations of Credit Risk

        Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments and instalment notes receivable.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The Company maintains cash and cash equivalents with a federally insured financial institution. Concentrations of credit risk with respect to instalment notes receivable are limited due to the large number of customers and their dispersion across many geographic areas. However, of the gross amount of instalment notes receivable at December 31, 2007, 33%, 15%, 9%, 6% and 6% (at December 31, 2006, 32%, 15%, 8%, 6%, and 6%), respectively, are secured by homes located in the states of Texas, Mississippi, Alabama, Florida and Louisiana, respectively. The Company believes the potential for incurring material losses related to these concentrations of credit is remote.

        The Company provides insurance to homeowners primarily in the southeastern United States and, due to the concentration in this area, is subject to risk of loss due to the threat of hurricanes and other natural disasters.

Revenue Recognition

         Financing Segment—Within the financing segment, WMC purchases instalment notes originated by JWH, originates loans for JWH customers, and securitizes and services such instalment notes and mortgages. Through May 1, 2008, JWH offered financing to homebuyers and WMC originated and purchased loans that are secured by mortgages and liens. Subsequent to May 1, 2008, except for homes under construction or under contract at that date, WMC will no longer purchase instalment notes from JWH or originate loans for JWH customers. References to instalment notes or mortgage instalment notes include mortgage loans offered by WMC.

        Instalment notes are initially recorded by JWH at the discounted value of the future instalment note payments using an imputed interest rate. The imputed interest rate used represents the estimated prevailing market rate of interest for credit of similar terms issued to customers with similar credit ratings to JWH's customers. The Company estimates this rate by adding a credit spread and a margin to a benchmark funding rate in order to cover costs and expected losses. This rate is periodically compared to rates charged by competitors and other lenders to customers of similar credit quality to validate that the methodology results in a market rate of interest. These estimates affect revenue recognition by determining the allocation of income between the amount recognized by the Homebuilding segment from the construction of the home and the amount recognized by the Financing segment over the life of the instalment note as interest income. Variations in the estimated market rate of interest used to initially record instalment notes receivable could affect the amount and timing of income recognition in the segments. Instalment note pay-offs received in advance of scheduled maturity (prepayments) effect the amount of interest income due to the recognition of any remaining unamortized discounts or premiums arising from the note's inception.

        JWH offers instalment notes, which state the maximum amount to be charged to the customer, and ultimately recognized as revenue, based on the contractual number of payments and dollar amount of monthly payments. In each of the three years ended December 31, 2007, WMC purchased fixed and variable rate mortgage loans and offered mortgage loans that have fixed monthly payments and repayment terms similar to instalment notes. The interest income earned by WMC is recognized using the interest method. WMC has the ability to levy costs to protect their collateral position upon default, such as attorney fees and late charges, as allowed by state law. The various legal instruments used allow for different fee structures to be charged to the customer, for example late fees and prepayment fees. These fees are ultimately recognized as revenue.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        Instalment notes are placed on non-accrual status when any portion of the principal or interest is ninety days past due. When placed on non-accrual status, the related interest receivable is reversed against interest income of the current period. Instalment notes are removed from non-accrual status when the amount financed and the associated interest are no longer over ninety days past due. Recoveries of advanced taxes and insurance related to instalment notes are recognized as income when collected.

        The Financing segment sells homes and related real estate repossessed or foreclosed on from customers in default of their loans or notes ("Repo Sales"). Repo Sales of repossessed property involve the sale and, in most circumstances, the financing of both a home and related real estate. Revenues from Repo Sales are recognized by the full accrual method where appropriate. However, the requirement for a minimum 5% initial cash investment, (for primary residences), frequently is not met. When this is the case, losses are immediately recognized, and gains are deferred and recognized by the instalment method until the buyer's investment reaches the minimum 5%. At that time, revenue is recognized by the full accrual method.

         Homebuilding Segment—The Company's Homebuilding operations primarily involve selling a home constructed for consumers on real estate owned by the consumer ("On Your Lot Sales"). Sales for cash at closing occasionally occur. However, most sales involve some form of seller financing. Since the real estate (land) is already owned by the customer and is not financed by the Company, these transactions represent sales of personal property financed by instalment sales contracts ("instalment notes"). Revenue from the construction and sale of a home is recognized upon completion of construction and legal transfer of ownership to the customer.

Advertising

        The Company recognizes advertising costs as incurred in selling, general and administration expenses in the statement of operations. The amount of advertising expense recognized in 2007, 2006 and 2005 was $4.9 million, $4.9 million and $5.7 million, respectively.

Cash and Cash Equivalents

        Cash and cash equivalents include short-term deposits and highly liquid investments that have original maturities of three months or less when purchased and are stated at cost which approximates market.

Restricted Short-Term Investments

        Restricted short-term investments at December 31, 2007 and 2006 include temporary investments primarily in commercial paper or money market accounts with maturities less than 90 days from collections on instalment notes receivable owned by various Trusts ($68.8 million and $76.7 million, respectively), which are available only to pay expenses of the Trusts and principal and interest on indebtedness of the Trusts. Other restricted short-term investment totaled $1.1 million and $1.0 million at December 31, 2007 and 2006. Restricted marketable securities totaled $0.3 million and $0.2 million at December 31, 2007 and 2006, respectively. The December 31, 2006 balance also includes a $7.3 million Trust 2006-1 prefunding balance which was available to fund additional instalment notes receivable.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Allowance for Losses on Instalment Notes

        The Company's periodic evaluation of the adequacy of the allowance for losses on instalment notes is based on the Company's past loss experience, known and inherent risks in the portfolio, delinquencies, the estimated value of the underlying real estate collateral and current economic and market conditions within the applicable geographic areas surrounding the underlying real estate. The allowance for losses on instalment notes is increased by provisions for losses charged to income and is reduced by charge-offs, net of recoveries.

Inventories

        Inventories are valued at the lower of actual cost or market and primarily represent homes under construction.

Houses Held for Resale

        Repossessed property is recorded at its estimated fair value less estimated costs to sell, which is based on historical resale recovery rates and current market conditions.

Property and Equipment

        Property and equipment are recorded at cost. Depreciation is recorded on the straight-line method over the estimated useful lives of the assets. Gains and losses upon disposition are reflected in the statement of operations in the period of disposition. Maintenance and repair costs are charged to expense as incurred.

Accounting for the Impairment of Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company periodically evaluates whether events and circumstances have occurred that indicate possible impairment. When impairment indicators exist, the Company uses market quotes, if available, or an estimate of the future undiscounted net cash flows of the related asset or asset group over the remaining life in measuring whether or not the asset values are recoverable. There have been no significant impairments of long-lived assets during the three years ended December 31, 2007.

Unamortized Debt Expense

        Unamortized debt expense represents debt issue costs related to the Trusts. These costs are amortized into interest expense over the life of the Trusts using the interest method.

Hedging Activities

        The Company has entered into interest rate hedge agreements designed to reduce the risk of rising interest rates on the forecasted amount of securitization debt to be issued to finance instalment notes and mortgage loans receivable. Changes in the fair value of interest rate hedge agreements that are designated and effective as hedges were recorded in accumulated other comprehensive income (loss) ("OCI"). Deferred gains or losses from settled hedges determined to be effective have been reclassified from OCI to interest expense in the statement of operations in the same period as the underlying

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

transactions were recorded. Cash flows from hedging activities are reported in the statement of cash flows in the same classification as the hedged item. Changes in the fair value of interest rate hedge agreements that are not effective are immediately recorded in the statement of operations.

Insurance Claims (Hurricane Losses)

        Accruals for property-liability claims and claims expense are recognized when probable and reasonably estimable at amounts necessary to settle both reported and unreported claims of insured property-liability losses, based upon the facts in each case and the Company's experience with similar cases. The establishment of appropriate accruals, including accruals for catastrophes such as hurricanes, is an inherently uncertain process. Accrual estimates are regularly reviewed and updated, using the most current information available.

        The Company recorded a provision of $9.0 million in 2005 for hurricane insurance losses, net of reinsurance proceeds received from unrelated insurance carriers which is included in cost of sales. These estimates were recorded for claims losses as a result of damage from Hurricanes Katrina and Rita in the Company's market area. There were no significant hurricane losses in 2007 or 2006.

3. Discontinued Operations

        During the first quarter of 2007, the Company decided to exit the manufacture and distribution of modular homes due to the poor performance of this division, which operated as Crestline Homes, Inc. ("Crestline"). As such, the Company has reported the results of operations, assets, liabilities and cash flows of Crestline as discontinued operations for all periods presented. The loss from discontinued operations for the year ended December 31, 2007 includes the results of operations of this business through May 30, 2007, partially offset by a modest gain on the sale of the business on that date.

        The table below presents the significant components of operating results included in loss from discontinued operations for the years ended December 31, 2007, 2006, and 2005 (in thousands).

	For the years ended December 31,
	2007	2006	2005
Net sales and revenues	$12,358	$36,261	$39,817

Loss from discontinued operations before income tax benefit	$(3,428)	$(11,320)	$(13,266)
Income tax benefit	1,199	3,958	2,139

Loss from discontinued operations	$(2,229)	$(7,362)	$(11,127)

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

3. Discontinued Operations (Continued)

        The assets and liabilities of Crestline included as discontinued operations in the consolidated balance sheet as of December 31, 2006 are shown below (in thousands).

Cash and cash equivalents	$1
Receivables, net(1)	3,549
Inventory	3,344
Prepaid expenses	419
Property and equipment, net	1,026
Other assets	1,988

Total assets	$10,327

Accounts payable	$383
Accrued expenses	1,622

Total liabilities	$2,005

    (1)
    Crestline's receivable balance is reported net of a $1.8 million allowance for home sales believed to be uncollectible.

4. Instalment Notes Receivable and Mortgage Loans

        Instalment notes receivable arise from sales of detached, single-family homes to JWH customers. Mortgage loans are originated by WMC by providing both land and home financing and re-financing for JWH customers. These receivables require periodic payments, over periods of 10 to 30 years, and are secured by first mortgages or similar security instruments. Cash flows from the financing of the Company's Homebuilding customers are classified as operating activities. WMC has also purchased loans from third parties, including mortgage companies and other homebuilders. Purchases of loans from third parties, as well as principal payments on those loans, are considered investing activities in the statement of cash flows.

        The credit terms offered by JWH and its affiliates are usually for 100% of the purchase price of the home. The buyer's ownership of the land and improvements necessary to complete the home constitutes an equity investment to which the Company has access should the buyer default on payment of the instalment note obligation. The Company currently holds fixed (98%) and variable-rate (2%) instalment notes ranging from 5.16% to 14.13% annual percentage rate, without points or closing costs.

        Instalment notes receivable and mortgage loans receivable are held for investment and are not held for sale. WMC and Mid-State Capital LLC, a wholly-owned subsidiary of WMC, have created a number of business trusts for the purpose of purchasing instalment notes and mortgage loans owned by WMC with the net proceeds from the issuance of mortgage-backed notes or asset-backed notes. WMC and Mid-State Capital LLC directly or indirectly own all of the beneficial interests in these trusts. The assets of the trusts are not available to satisfy claims of general creditors of the Company and the liabilities for notes issued by the trusts are to be satisfied solely from the proceeds of the instalment notes owned by the trusts and are non-recourse to the Company.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

4. Instalment Notes Receivable and Mortgage Loans (Continued)

        Instalment notes receivable, as of December 31, are summarized as follows (in thousands):

	2007	2006
Instalment notes receivable, net of unearned income	$1,615,632	$1,581,539
Mortgage loans, net of unearned income	234,298	213,948
Less: Allowance for losses	(13,992)	(13,011)

Instalment notes receivable, net(1)(2)(3)	$1,835,938	$1,782,476

    (1)
    Origination costs are deferred and amortized over the life of the note portfolio. Deferred loan origination costs included in net instalment notes receivable at December 31, 2007 and 2006 were $13.1 million and $12.5 million, respectively.

    (2)
    At December 31, 2007 and 2006, the amount of net instalment notes receivable that had not been securitized was $297.9 million and $46.2 million, respectively. Of these balances, $268.7 million and $10.3 million had been pledged as collateral against WMC's variable funding loan agreements at December 31, 2007 and 2006, respectively (see Note 7).

    (3)
    The amount of net instalment notes receivable that had been put on nonaccrual status due to delinquent payments of ninety days past due or greater was $43.7 million and $38.6 million at December 31, 2007 and 2006, respectively. The calculation of delinquencies excludes from delinquent amounts those accounts that are in bankruptcy proceedings that are paying their mortgage payments in contractual compliance with bankruptcy court approved mortgage payment obligations.

        Activity in the allowance for losses for the years ended December 31, is summarized as follows (in thousands):

	2007	2006	2005
Balance, beginning of the year	$13,011	$12,489	$11,200
Provision charged to income	13,889	9,063	10,724
Less: Charge-offs, net of recoveries	(12,908)	(8,541)	(9,435)

Balance, end of the year	$13,992	$13,011	$12,489

        Charge-offs on instalment notes occur when management believes it will be unable to collect all amounts contractually due. The charge-off is measured based upon the excess of the recorded investment in the receivable over the estimated fair value of the collateral as reduced by estimated selling costs. Recoveries on charge-offs, recognized when received, are immaterial in relation to aggregate charge-offs.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

5. Property and Equipment

        Property and equipment are summarized as follows at December 31 (in thousands):

	2007	2006	Estimated Useful Lives
Land	$11,465	$12,101	N/A
Land improvements	11,453	10,621	10 years
Buildings	19,982	17,609	5 – 20 years
Software, furniture and equipment	21,366	20,104	3 – 10 years
Leasehold improvements	1,427	1,659	Lesser of 5 years or the life of the lease
Assets under construction	1,447	3,246	N/A

Total	67,140	65,340
Less: Accumulated depreciation	(37,815)	(33,275)

Net	$29,325	$32,065

6. Goodwill

        Goodwill, originating from the 1987 leveraged buyout of Walter, was pushed down from Walter. Goodwill is reviewed for impairment annually or more frequently if significant events occur that indicate that impairment could exist. The fair value of the Company's reporting units are determined using valuation models and expected future cash flow projections, which is then discounted using a risk-adjusted discount rate and adjusted for comparable industry earnings multiples.

        The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2007, 2006 and 2005 were as follows (in thousands):

	Homebuilding	Financing	Total
Balance at January 1, 2005	$56,727	$12,291	$69,018
Activity	(56,727)	—	(56,727)

Balance at December 31, 2005	—	12,291	12,291
Activity		—	—

Balance at December 31, 2006	—	12,291	12,291
Activity		—	—

Balance at December 31, 2007	$—	$12,291	$12,291

        For 2007, 2006 and 2005, the Company used a discounted cash flow approach in performing its annual impairment testing. As a result of this annual testing, the Company recorded an impairment charge of $56.7 million to reduce the goodwill of the Homebuilding segment to zero in 2005. This impairment charge resulted from significantly lower than expected operating results of the Homebuilding segment during the fourth quarter of 2005 which in turn led to reduced future cash flow expectations versus those forecasted in the prior year.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

7. Mortgage-Backed/Asset-Backed Notes

        Mortgage-backed and asset-backed notes, in accordance with contractual terms, as of December 31, consisted of the following (in thousands):

	2007	2006	Weighted Average Stated Interest Rate at December 31, 2007	Final Maturity
Trust IV Asset Backed Notes	$171,536	$207,812	8.33%	2030
Trust VI Asset Backed Notes	135,242	153,233	7.42%	2035
Trust VII Asset Backed Notes	115,126	127,847	6.34%	2036
Trust VIII Asset Backed Notes	134,235	152,352	7.79%	2038
Trust IX Variable Funding Loan	95,100	—	5.29%	2008
Trust X Asset Backed Notes	201,540	228,449	6.30%	2036
Trust XI Asset Backed Notes	179,350	198,499	5.51%	2038
Trust XIV Variable Funding Loan	94,100	—	5.55%	2008
Trust 2004-1 Trust Asset Backed Notes	173,712	200,890	6.64%	2037
Trust 2005-1 Trust Asset Backed Notes	190,122	218,486	6.15%	2040
Trust 2006-1 Trust Asset Backed Notes	216,155	249,138	6.28%	2040

Total	$1,706,218	$1,736,706

        The Trusts beneficially owned by WMC and Mid-State Capital LLC, the Company's wholly owned subsidiaries, are the depositors under the Company's outstanding mortgage-backed and asset-backed notes (the "trust notes"), which consist of eight separate series of public debt offerings and one private offering. Trust IX and Trust XIV were borrowers under a $150.0 million and a $200.0 million Variable Funding Loan Agreement (the "warehouse facilities"). Mortgage-backed/asset-backed notes provide long-term financing for instalment notes receivable and mortgage assets purchased by WMC, while the warehouse facilities provided temporary financing. In each case, these instalment notes receivable and mortgage assets are deposited into Trusts. Upon deposit, these instalment notes and mortgage assets become assets of the Trusts and are not available to satisfy claims of general creditors of the Company. The trust notes and the warehouse facilities are to be satisfied solely from the proceeds of the underlying instalment notes receivable and mortgages and are non-recourse to the Company.

        As noted above, the Company had two warehouse facilities totaling $350.0 million that provided temporary financing to WMC for its originations of mortgages loans, purchases of instalment notes originated by JWH and purchases of third-party mortgage loans. At December 31, 2007, there were $189.2 million of borrowings outstanding under these warehouse facilities. On April 30, 2008, Walter provided $214.8 million of available funds to the Company to repay and terminate the Mid-State Trust IX and XIV warehouse facilities.

        As of December 31, 2007 and 2006, the Company held multiple interest rate hedge agreements with various counterparties with an aggregate notional value of $215.0 million and $50.0 million, respectively. The objective of these hedges was to protect against changes in the benchmark interest rate on the forecasted issuance of mortgage-backed notes in a securitization. The hedges were to be

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

7. Mortgage-Backed/Asset-Backed Notes (Continued)

settled on or before their maturity date of April 1, 2008 and were originally accounted for as cash flow hedges. As such, changes in the fair value of the effective portion of the hedges that occurred through the date of maturity were recorded in accumulated other comprehensive income (loss). The fair value of interest rate hedges outstanding at December 31, 2007 and 2006 was a liability of $9.4 million and an asset of $0.4 million, respectively. During 2007, the Company recorded an unrealized loss from these interest rate hedge agreements, net of tax, of $6.4 million in other comprehensive income. During 2006, the Company recorded an unrealized gain from interest rate hedge agreements, net of tax, of $0.3 million in accumulated other comprehensive income.

        At March 31, 2008, the hedges outstanding no longer qualified for hedge accounting treatment because the Company no longer planned to access the distressed securitization market. As a result, the Company recognized a loss on interest rate hedge ineffectiveness of $17.0 million in the three months ended March 31, 2008. On April 1, 2008, the Company settled the hedges for a payment of $17.0 million.

8. Letters of Credit

        Walter has arranged letters of credit in order to secure the Company's obligations under certain reinsurance contracts. The outstanding letters of credit were $10.0 million, $12.3 million, and $21.7 million at December 31, 2007, 2006, and 2005, respectively. The Company has recorded letter of credit charges as selling, general and administrative expenses of $0.2 million, $0.3 million, and $0.4 million for the years ended December 31, 2007, 2006, and 2005, respectively.

9. Income Taxes

        Income tax expense (benefit) applicable to continuing operations consists of the following components (in thousands):

	Federal	State and Local	Total
For the years ended December 31:
2007
Current	$12,577	$1,494	$14,071
Deferred	(10,398)	964	$(9,434)

Total	$2,179	$2,458	$4,637

2006
Current	$30,237	$(1,135)	$29,102
Deferred	(24,790)	1,515	$(23,275)

Total	$5,447	$380	$5,827

2005
Current	$6,293	$1,051	$7,344
Deferred	(13,237)	(141)	$(13,378)

Total	$(6,944)	$910	$(6,034)

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

9. Income Taxes (Continued)

        The income tax expense (benefit) at the effective tax rate differed from the statutory rate as follows:

	For the years ended December 31,
	2007	2006	2005
Statutory tax rate	35.0%	35.0%	35.0%
Effect of:
State and local income tax	8.0	8.3	3.6
Non-deductible goodwill impairment	—	—	(25.5)
Change in valuation allowance	—	(3.2)	(4.4)
Other	1.2	5.0	(0.7)

Effective tax rate	44.2%	45.1%	8.0%

        Deferred income tax assets (liabilities) related to the following (in thousands):

	2007	2006
Deferred income tax assets:
Contingent interest	$10,995	$9,622
Allowance for losses on instalment notes receivable	6,032	4,889
Interest rate hedge agreements	2,845	—
Accrued expenses	3,913	342
Federal benefit of state deductions	5,991	489
Net operating loss carryforwards	6,639	6,708

	36,415	22,050
Less: Valuation allowance	(6,639)	(6,708)

Total deferred income tax assets	29,776	15,342
Deferred income tax liabilities:
Depreciation/Amortization	(1,298)	(4,923)
Interest income on instalment notes	(80,960)	(88,143)

Total deferred income tax liabilities	(82,258)	(93,066)

Net deferred income tax liabilities	$(52,482)	$(77,724)

        A summary of activity in the valuation allowance for deferred tax assets (liabilities) is shown below (in thousands):

	For the years ended December 31,
	2007	2006	2005
Balance at the beginning of the period	$6,708	$7,128	$3,780
Additions charged to tax provision	—	—	3,348
Reductions	(69)	(420)	—

Balance at the end of the period	$6,639	$6,708	$7,128

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

9. Income Taxes (Continued)

        The change in valuation allowances recorded as a component of income tax expense at December 31, 2007 consists primarily of state tax benefits at the Homebuilding segment for which the Company believes it is more likely than not that the deferred tax asset will be realized.

        The Homebuilding segment has net operating loss carryforwards for state income tax purposes for which a valuation allowance previously had been established that are significantly limited due to the 2004 change in ownership and may expire before utilization. If certain changes in ownership occur, utilization of the net carryforwards and credits may be further limited.

        Walter files a consolidated Federal and Florida income tax return which includes the Company. The Company provides for federal and state income tax on a modified separate income tax return basis. The income tax expense is based on the statement of operations. Current tax liabilities for Federal and Florida state income taxes are paid to Walter and have been adjusted to include the effect of certain related party transactions with Walter that have not been reflected in the statement of operations. Separate company state tax liabilities and FIN 48 liabilities have also been adjusted to include these related party transactions.

Income Tax Litigation

        The Company files state income tax returns in various other state and local jurisdictions which are routinely examined by tax authorities in these jurisdictions. The statute of limitations related to the consolidated Federal income tax return is closed for the years prior to August 31, 1983 and the years ended May 31, 1997, 1998 and 1999. The state impact of any Federal changes for these years remains subject to examination for a period up to five years after formal notification to the states. The Company generally remains subject to income tax in various states for prior periods ranging from three to ten years depending on jurisdiction.

        Walter is currently under audit by the Internal Revenue Service (the "IRS") for the years ended December 31, 2002 through December 31, 2005 and the IRS proposed adjustments related to the audit. Walter is in the process of reviewing these proposed adjustments and management believes that the final resolution of the proposed adjustments will not have a material adverse effect on the financial condition of the Company.

        On February 20, 2006, the IRS completed its audit of Walter's Federal income tax returns and issued a 30-day letter proposing tax deficiencies in the amount of $82.2 million for the years ended May 31, 2000, December 31, 2000, and December 31, 2001. The issues in the 30-day letter relate primarily to Walter's method of recognizing revenue on the sale of homes and related interest on the instalment notes receivable. The items at issue relate primarily to the timing of revenue recognition and consequently, should the IRS prevail on its positions, Walter's financial exposure is limited to interest and penalties.

        On December 27, 1989, Walter and most of Walter's subsidiaries each filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Proceedings) in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (the Bankruptcy Court). Walter and the remainder of Walter's subsidiaries emerged from bankruptcy on March 17, 1995 (the Effective Date), pursuant to the Amended Joint Plan of Reorganization Dated as of December 9, 1994, as modified on March 1, 1995 (as so modified the Consensual Plan). Despite the confirmation and effectiveness of the Consensual Plan, the Bankruptcy Court continues to have jurisdiction over,

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

9. Income Taxes (Continued)

among other things, the resolution of disputed prepetition claims against Walter and certain of its subsidiaries including the Company, and other matters that may arise in connection with or related to the Consensual Plan, including claims related to federal income taxes.

        A controversy exists with regard to federal income taxes allegedly owed by Walter for fiscal years 1980 through 1994. In connection with the bankruptcy proceedings, the IRS filed a proof of claim in the Bankruptcy Court (the "Proof of Claim") for a substantial amount of taxes, interest and penalties with respect to fiscal years ended August 31, 1980 and August 31, 1983 through May 31, 2004. Walter filed an adversary proceeding in the Bankruptcy Court disputing the Proof of Claim (the "Adversary Proceeding") and the various issues have been and are being litigated in the Bankruptcy Court.

        The amounts initially asserted by the Proof of Claim do not reflect the subsequent resolution of various issues through settlements or concessions by the parties. After an adjustment for these items, Walter estimates that the amount of tax presently claimed by the IRS is approximately $34.0 million for issues currently in dispute in the Adversary Proceeding. This amount is subject to interest and penalties. Of the $34.0 million in claimed tax, $21.0 million represents issues in which the IRS is not challenging the deductibility of the particular expense but only whether such expense is deductible in a particular year. Consequently, Walter believes that, should the IRS prevail on any such issues, the financial exposure is limited to interest and possible penalties and the amount of tax claimed will be offset by deductions in other years. Substantially all of the issues in the Proof of Claim, which have not been settled or conceded, have been litigated before the Bankruptcy Court and are subject to appeal but only at the conclusion of the entire Adversary Proceeding.

        Walter believes that those portions of the Proof of Claim which remain in dispute or are subject to appeal substantially overstate the amount of taxes allegedly owing. However, because of the complexity of the issues presented and the uncertainties associated with litigation, Walter is unable to predict the ultimate outcome of the Adversary Proceeding.

        Walter believes that all of its current and prior tax filing positions have substantial merit and intends to defend vigorously any tax claims asserted. Walter and the Company believe that there are sufficient accruals to address any claims, including interest and penalties.

        Of the Federal issues in dispute, those related to the Company are temporary in nature and relate primarily to the Company's method of recognizing revenue on the sale of homes and related interest on the instalment notes receivable. The items at issue relate primarily to the timing of revenue recognition and consequently, should the IRS prevail on its positions, the Company's financial exposure is limited to interest and penalties.

FIN 48 Adoption

        On January 1, 2007, as required, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of adoption, the Company recognized an increase of $4.4 million in the liability for unrecognized tax benefits with a corresponding decrease to retained earnings as of January 1, 2007.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

9. Income Taxes (Continued)

        A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits at January 1, 2007	$23,005
Decreases for tax positions taken in prior years	(4,190)
Increases for tax positions for the current year	705
Decreases for changes in temporary differences	(427)

Gross unrecognized tax benefits at December 31, 2007	$19,093

        The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $5.1 million at December 31, 2007. The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in selling, general and administrative expenses. For the year ended December 31, 2007, interest expense includes $5.3 million, for interest accrued on the liability for unrecognized tax benefits. As of December 31, 2007, the Company had accrued interest and penalties of $37.9 million related to the unrecognized tax benefits. Due to the potential for resolution of state issues and expiration of various statutes of limitation, it is reasonably possible that the Company's gross unrecognized tax benefits balance may change within the next twelve months by up to $5.0 million.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. Postretirement Employee Benefits

        The Company provides healthcare benefits for eligible retirees. The Company's postretirement benefit plans are not funded. New salaried employees have been ineligible to participate in postretirement healthcare benefits since May 2000. Effective January 1, 2003, a monthly cap was placed on Company contributions for postretirement healthcare coverage. In 2006, benefits were terminated for employees that had not reached a certain number of years of continuous service and/or age. Those employees will no longer be eligible to earn postretirement healthcare benefits. In addition, retiree medical coverage was terminated for those retirees who are eligible for Medicare. As a result of these changes, the Company recognized a curtailment gain of $4.1 million in 2006.

        The Company uses a September 30 measurement date for its postretirement benefit plan. The amounts recognized for such plan are as follows (in thousands):

	December 31,
	2007	2006
Accumulated benefit obligation	$1,502	$1,679

Changes in projected benefit obligation:
Benefit obligation, beginning of the year	$1,679	$7,481
Service cost	24	250
Interest cost	96	393
Actuarial gain	(264)	(1,971)
Net curtailment gain	—	(4,087)
Benefits paid	(33)	(387)

Benefit obligation, end of the year	$1,502	$1,679

Unfunded status of the plan	$(1,502)	$(1,679)
Post-measurement date (refund) contribution	(3)	68

Net amount recognized in the consolidated balance sheets in other liabilities	$(1,505)	$(1,611)

Amounts recognized in accumulated other comprehensive income, pre-tax:
Prior service credit	$(4,489)	$(5,504)
Net actuarial gain	(10,828)	(10,692)

Amount recognized, pre-tax	$(15,317)	$(16,196)

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. Postretirement Employee Benefits (Continued)

        The components of net periodic benefit credit are as follows (in thousands):

	For the years ended December 31,
	2007	2006	2005
Components of net periodic benefit credit:
Service cost	$24	$250	$273
Interest cost	96	393	373
Amortization of prior service credit	(1,009)	(1,055)	(1,055)
Amortization of net gain	(127)	(269)	(297)
Curtailment settlement gain	—	(4,087)	—

Net periodic benefit credit	$(1,016)	$(4,768)	$(706)

        The estimated portion of net prior service cost and net actuarial gain remaining in accumulated other comprehensive income that is expected to be recognized as a component of net periodic benefit cost in 2008 are as follows (in thousands):

Prior service credit	$1,014
Net actuarial gain	162

Net amount to be recognized	$1,176

        Changes in plan benefit obligations recognized in other comprehensive income in 2007 are as follows (in thousands):

Current year net actuarial gain	$(264)
Amortization of actuarial gain	127
Amortization of prior service cost	1,009

Total	872
Deferred taxes	256

Total recognized in other comprehensive income, net of taxes	$616

        A summary of key assumptions used is as follows:

	December 31,
	2007	2006	2005
Weighted average assumptions used to determine benefit obligations:
Discount rate	6.50%	5.90%	5.40%
Weighted average assumptions used to determine net period cost:
Discount rate	5.90%	5.40%	6.00%

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

10. Postretirement Employee Benefits (Continued)

	December 31,
	2007		2006
					2005
	Pre-65	Post-65	Pre-65	Post-65
Assumed health care cost trend rates at December 31:
Health care cost trend rate assumed for next year	8.60%	9.40%	8.60%	9.40%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2013	2013	2012	2012	2010

        The discount rate is based on a yield-curve approach which discounts each projected benefit obligation based on cash flow of the liability stream at an interest rate specifically applicable to the timing of each respective liability stream cash flow. The model sums the present values of all of the cash flows and then calculates the equivalent weighted-average discount rate by imputing the single interest rate that equates the total present value with the stream of future cash flows.

        The yield curve used is a hypothetical Aa spot yield-curve represented by a series of 60 individual semi-annual discount rates from one-half to thirty years. Each discount rate in the curve was determined by creating a hypothetical zero coupon bond derived from bootstrapping. Bootstrapping is a technique used by bond analysts to derive the yield of hypothetical zero coupon bonds from existing zero coupon bonds. It assumes that the value of any individual Aa coupon security should equal the value of a package of zero coupon Aa securities that duplicates the coupon bond's cash flow. It is an iterative calculation that determines the discount rate which equates the cash flows of each semi-annual coupon bond with a hypothetical zero coupon bond based on the actual coupon bond price quotations for each semi-annual maturity cell and equal weighting of the highest yielding (yield to maturity) quartile of bonds in five distinct maturity groups. Each bond was an Aa rated, non-callable bond with at least $150 million par outstanding.

        The Company and certain of its subsidiaries maintain profit sharing and 401(k) plans. The total cost of these plans in 2007, 2006, and 2005 was approximately $2.0 million, $1.8 million and $1.4 million, respectively, and is included in selling, general and administrative expenses.

11. Stock-Based Compensation Plans

        The Company's stock-based compensation plans reflect awards for Walter stock options and restricted stock granted to the Company's employees. The Company also has an equity award plan under which a percentage of the Company interest may be awarded or granted to eligible Company employees, consultants and directors.

Walter Stock Option Awards

        As of January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), "Share-Based Payment" and the SEC Staff Bulletin No. 107 (collectively "SFAS 123(R)") which requires the Company to value and record, as compensation expense, stock awards granted to employees under a fair value based method. Prior to January 1, 2006, the Company accounted for stock awards granted to employees under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Prior to the adoption of SFAS 123(R), compensation expense was not required for stock options granted to the Company's employees because all stock options granted had an intrinsic value of $0 at the date of the grant. However, compensation expense associated with restricted stock unit grants was required to be

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

11. Stock-Based Compensation Plans (Continued)

recognized over the vesting period of the grant and is included in 'related party-allocated corporate charges' for 2005.

        SFAS 123(R) applies to new awards and to awards modified, repurchased or canceled after January 1, 2006. The Company utilizes the modified prospective application method for stock options and restricted stock units granted prior to January 1, 2006, which requires the Company to record compensation expense beginning January 1, 2006 for the unvested portion of those stock awards. This compensation expense is charged to the statement of operations with a corresponding credit to additional paid-in capital and is generally recognized utilizing the graded vesting method for stock options and straight-line method for restricted stock units. In addition, the Company is required, upon adoption, to calculate the pool of income tax benefits that were previously recorded in additional paid-in capital and are available to absorb future income tax benefit deficiencies that can result from the exercise or maturity of stock awards. The Company has elected to calculate this pool under the alternative transition method provided for in FASB Staff Position No. 123 (R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." The Company uses the Black-Scholes option pricing model to value its stock option grants and estimates forfeitures in calculating the expense related to stock-based compensation.

        In accordance with the modified prospective transition method, the Company's consolidated financial statements for periods ended prior to January 1, 2006 have not been restated to reflect, and do not include, the impact of SFAS 123(R). Had compensation cost for the Company's option plans for the year ended December 31, 2005 been determined based on the fair value at the grant dates as prescribed by SFAS 123(R), the Company's net loss on a pro forma basis would have been (in thousands):

For the year ended December 31, 2005
Net loss, as reported	$(80,910)
Add: Stock-based compensation expense included in reported net loss, net of related tax effects	—
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(372)

Pro forma net loss	$(81,282)

        The preceding pro forma results were calculated using the Black Scholes option-pricing model. Weighted average assumptions used for stock compensation awards granted in the year ended December 31, 2005 were:

Risk free interest rate	4.10%
Dividend yield	0.40%
Expected life (years)	5.80
Volatility	40.36%

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

11. Stock-Based Compensation Plans (Continued)

Walter Equity Award Plans

        The stockholders of Walter approved the 2002 Long-Term Incentive Award Plan (the "2002 Plan"), under which an aggregate of 3.9 million shares of Walter's common stock have been reserved for grant and issuance of incentive and non-qualified stock options, stock appreciation rights and stock awards.

        Under the Long-Term Incentive Stock Plan approved by Walter stockholders in October 1995 (the "1995 Plan") and amended in September 1997, an aggregate of 6.0 million shares of Walter's common stock have been reserved for the grant and issuance of incentive and non-qualified stock options, stock appreciation rights and stock awards. However, the 1995 Plan expired in 2005 and, therefore, no further grants will be issued under this plan.

        Under both plans (collectively, the "Equity Award Plans"), an option becomes exercisable at such times and in such installments as set by the Compensation Committee of the Walter Board of Directors (generally, vesting occurs over three years in equal annual increments), but no option will be exercisable after the tenth anniversary of the date on which it is granted.

        Under both plans, Walter may issue restricted stock units. Walter has issued restricted stock units which fully vest generally after three or seven years of continuous employment. Certain of these units are subject to accelerated vesting if the stock price of Walter reaches certain pre-established targets within certain time periods after issuance.

        For the years ended December 31, 2007 and 2006, the Company recorded stock-based compensation expense related to equity awards of its parent, Walter, granted to Company employees in its continuing operations of approximately $1.5 million and $1.2 million, respectively. These amounts are included in selling, general and administrative expenses. The total income tax benefits in the Company's continuing operations recognized in the statements of operations for share-based compensation arrangements were $0.7 million and $0.5 million, for such years, respectively.

        A summary of activity related to stock options held by Company employees under the Equity Award Plans during the year ended December 31, 2007 is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2006	178,668	$11.48
Granted	24,675	28.12
Exercised	(29,367)	6.57
Cancelled	(5,735)	29.10

Outstanding at December 31, 2007	168,241	$13.90	5.61	$3,706

Exercisable at December 31, 2007	125,546	$8.84	4.71	$3,401

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

11. Stock-Based Compensation Plans (Continued)

        Weighted average assumptions used to determine the grant-date fair value of options granted under the Equity Award Plans during the years ended December 31 were:

	2007	2006
Risk free interest rate	4.72%	4.67%
Dividend yield	0.78%	0.30%
Expected life (years)	4.29	5.20
Volatility	34.49%	36.76%
Forfeiture rate	3.22%	4.50%

        The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant with a term equal to the expected life. The expected dividend yield is based on Walter's estimated annual dividend payout at grant date. The expected term of the options represents the period of time the options are expected to be outstanding. Expected volatility is based on historical volatility of Walter's share price for the expected term of the options.

        A summary of activity related to restricted stock units held by Company employees under the Equity Award Plans during the year ended December 31, 2007 is as follows:

	Shares	Aggregate Intrinsic Value ($000)	Weighted Average Contractual Term in Years
Outstanding at December 31, 2006	64,610
Granted	32,217
Exercised	(14,088)
Cancelled	(6,872)

Outstanding at December 31, 2007	75,867	$2,725	6.09

        The weighted-average grant-date fair values of Walter stock options granted to employees of the Company during the years ended December 31, 2007 and 2006 were $9.37 and $14.35, respectively. The weighted-average grant-date fair values of Walter restricted stock units granted to employees of the Company during the years ended December 31, 2007 and 2006 were $28.12 and $34.29, respectively. The total amount of cash received by Walter from the exercise of Walter stock options by the Company's employees was $0.2 million and $0.5 million for the years ended December 31, 2007 and 2006, respectively. The total intrinsic value of Walter stock awards exercised or converted by the Company's employees during 2007 and 2006 was $1.0 million and $2.8 million, respectively. The total fair value of Walter shares designated to employees of the Company that vested during the years 2007 and 2006 were $0.6 million and $0.6 million, respectively.

        Unrecognized compensation costs related to non-vested share-based compensation arrangements granted to Company employees under the Equity Award Plans were approximately $0.3 million and $0.7 million as of December 31, 2007 and 2006, respectively; these costs are to be recognized over a weighted average period of 1.7 years and 2.1 years, respectively.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

11. Stock-Based Compensation Plans (Continued)

JWH Holding Company, LLC Equity Awards

        Effective March 1, 2007, Walter adopted the 2007 Long-term Incentive Award Plan (the "2007 Plan") of JWH Holding Company, LLC, under which up to 20% of the LLC interest may be awarded or granted as incentive and non-qualified stock options to eligible employees, consultants and directors.

        In 2006, the Board of Directors of Walter granted a special equity award to certain executives of the Company whereby the employees received non-qualified options in JWH Holding Company, LLC to acquire the equivalent of 11.25% of the total combined designated equity of the Company. The exercise price of these options was fair value at date of grant. These options vest over a three-year period and expire in ten years. As of December 31, 2007, none of the options have been forfeited or exercised. Exercisable options totaled 33% and 0% as of December 31, 2007 and 2006, respectively.

        The fair value of these options awards were calculated using the Black-Scholes model and the following assumptions:

Risk free interest rate	4.62%
Dividend yield	0.00%
Expected life (years)	3.0
Volatility	41.85%
Forfeiture rate	0.00%

        Compensation expense for the years ended December 31, 2007 and 2006, totaled $2.6 million and $2.9 million, respectively. These amounts are included in selling, general and administrative expenses. The total income tax benefits recognized for share based compensation arrangements in the Company's continuing operations in the statements of operations was approximately $1.1 million and $1.3 million for each of the years ended December 31, 2007 and 2006, respectively.

        As of December 31, 2007, there was approximately $1.0 million of unrecognized compensation cost that is expected to be recognized over 1.2 years.

Employee Stock Purchase Plan

        The Walter Industries, Inc. Employee Stock Purchase Plan was adopted in January 1996 and amended in April 2004. All full-time employees of the Company who have attained the age of majority in the state in which they reside are eligible to participate. The Company contributes a sum equal to 15% (20% after five years of continuous participation) of each participant's actual payroll deduction as authorized, and remits such funds to a designated brokerage firm that purchases in the open market shares of Walter's common stock for the accounts of the participants. The total number of shares that may be purchased under the plan is 3.5 million. Total shares purchased under the plan during the years ended December 31, 2007, 2006 and 2005 by WMC employees were approximately 7,100, 5,600, and 6,300, respectively, and the Company's contributions recognized as expense were approximately $31,300, $37,300, and $48,600, respectively, during such years.

12. Commitments and Contingencies

Income Tax Litigation

        The Company is currently engaged in litigation with regard to federal income tax disputes; see Note 9 for a more complete explanation.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

12. Commitments and Contingencies (Continued)

Miscellaneous Litigation

        The Company is a party to a number of lawsuits arising in the ordinary course of its business. While the results of such litigation cannot be predicted with certainty, the Company believes that the final outcome of such litigation will not have a materially adverse effect on the Company's financial condition, results of operations or cash flows.

Operating Leases

        The Company's operating leases are primarily for Homebuilding segment's sales centers.

        Rent expense was approximately $2.0 million, $1.9 million, and $0.6 million for the years ended December 31, 2007, 2006 and 2005, respectively. Future minimum payments under non-cancelable operating leases as of December 31, 2007 are (in thousands):

2008	$1,707
2009	1,137
2010	354
2011	163
2012	126
Thereafter	89

13. Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate fair value disclosures:

         Cash and cash equivalents, restricted short-term investments and accounts payable —The carrying amounts reported in the balance sheet approximate fair value.

         Instalment notes receivable—The estimated fair value of instalment notes was $1.9 billion and $2.0 billion as of December 31, 2007 and 2006, respectively, based on valuations prepared as of those dates and were determined by discounting the cash flows expected to be generated from the instalment notes receivable. The discounted cash flows were determined using assumptions for prepayment speeds, default rate, losses, and a risk-adjusted market discount rate. The value of mortgage-backed assets such as instalment notes receivable is very sensitive to changes in interest rates.

         Mortgage-backed/asset-backed notes—The estimated fair value of mortgage-backed/asset-backed notes approximated $1.6 billion and $1.8 billion as of December 31, 2007 and 2006, respectively, based on yields as of those dates for comparable debt issues or prices for actual transactions. These obligations are expected to be satisfied using the proceeds from the instalment notes receivable that back these obligations and are non-recourse to the Company. As such, the fair value of the mortgage-backed/asset-backed notes may decrease if default rates on the instalment notes receivable increase. The value of mortgage-backed debt obligations is very sensitive to changes in interest rates.

         Interest rate hedges—Interest rate hedges are discussed in more detail in Note 7.

14. Segment Analysis

        The Company's reportable segments are strategic business units that offer different products and services and have separate management teams. The business units have been aggregated into two reportable segments: Financing and Homebuilding. The Company markets and supervises the

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

14. Segment Analysis (Continued)

construction of detached, single-family residential homes, primarily in the southeastern United States, through the Homebuilding segment. Prior to May 1, 2008, the Financing segment provided mortgage financing on homes constructed by the Homebuilding segment and purchased mortgages originated by others. Subsequent to May 1, 2008, the Financing segment primarily provides servicing for instalment notes and mortgages.

        Prior to May 1, 2008, in the ordinary course of business, the Company's Financing and Homebuilding business entered into intersegment transactions. WMC purchased instalment notes and mortgages originated by its affiliated homebuilder, JWH. Most homes sold by JWH prior to May 1, 2008, were purchased with financing provided by JWH. If JWH finances the new home purchase, upon completion of construction to the agreed-upon percentage, in the ordinary course of business, JWH sold the instalment sale contract, the note and the related mortgage, deed of trust or other security instrument to WMC, pursuant to an agreement between JWH and WMC.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating earnings of the respective business segments.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

14. Segment Analysis (Continued)

        Summarized financial information concerning the Company's reportable segments is shown in the following tables (in thousands):

	For the years ended December 31,
	2007	2006	2005
Net sales and revenues:
Financing	$216,243	$219,080	$225,947
Homebuilding	243,773	239,210	186,521

Total net sales and revenues	$460,016	$458,290	$412,468

Segment operating income (loss)(1):
Financing(2)	$40,128	$49,812	$40,709
Homebuilding	(11,305)	(16,058)	(95,374)

Segment operating income (loss)	28,823	33,754	(54,665)
Less interest expense on payable to Walter and other interest expense	(18,331)	(20,836)	(21,152)

Income (loss) from continuing operations before income taxes	10,492	12,918	(75,817)
Income tax expense (benefit)	4,637	5,827	(6,034)

Income (loss) from continuing operations	$5,855	$7,091	$(69,783)

Depreciation:
Financing	$1,174	$1,387	$1,403
Homebuilding	5,152	4,481	4,367

Total	$6,326	$5,868	$5,770

Capital expenditures:
Financing	$156	$295	$206
Homebuilding	3,840	4,813	6,824

Total	$3,996	$5,108	$7,030

Identifiable assets:
Financing	$1,977,359	$1,937,213	$1,900,676
Homebuilding	63,121	74,330	83,782
Assets of discontinued operations	—	10,327	15,763

Total	$2,040,480	$2,021,870	$2,000,221

    (1)
    Operating income amounts include amortization of intangibles. The Company recorded approximately $1.6 million, $2.4 million and $3.6 million of amortization expense related to the Financing segment for the years ended December 31, 2007, 2006 and 2005, respectively.

    (2)
    Operating income amounts for the Financing segment include interest expense on the mortgage-backed/asset-backed notes of $119.1 million, $118.7 million and $122.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

15. Transactions with Walter

        Walter uses primarily a centralized approach to cash management and the financing of its operations with all related activity between the Company and Walter reflected as amounts receivable from or payable to Walter in the Company's consolidated balance sheets. Types of transactions between

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

15. Transactions with Walter (Continued)

the Company and Walter include (1) cash from the Company's operations which is transferred to Walter's bank account on a regular basis, (2) cash borrowings from Walter used to fund operations, and (3) allocations of corporate expenses During the second quarter of 2008, Walter repaid $214.8 million of a related party receivable, allowing the Company to repay and terminate its Mid-State Trust IX and Mid-State Trust XIV warehouse facilities. The Company will continue to have related party transactions with Walter such as those previously described, resulting in either repayments of amounts owed or borrowings from Walter to fund operations. No interest income has been recorded in these financial statements for advances to Walter; however, interest expense has been recorded for payables to Walter. Interest on amounts payable to Walter accrues at a floating rate approximating the cost of funds to Walter, which was 6.80% and 7.12% at December 31, 2007 and 2006, respectively. Payables due to Walter includes interest. At the time of the spin-off, the Company will treat the receivable from Walter as a dividend to Walter in the amount of the receivable at that date. Therefore, the receivable from Walter has been presented as a component of equity in the Consolidated Balance Sheets.

16. Accounting Pronouncements Not Yet Adopted

        In 2006 the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS 157") which provides a definition of fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements. SFAS No. 157 requires companies to base fair values on what they would receive from a sale to a third party in the open market. The Company does not expect the adoption of this statement, which became effective for financial assets on January 1, 2008, to have a material effect on its consolidated financial statements.

        In 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," ("SFAS 158") which requires the Company to measure plan assets and liabilities as of the fiscal year-end reporting date. The Company uses a September 30 measurement date and will be required to adopt this provision for the year ending December 31, 2008. The Company does not expect the adoption of this statement to have a material effect on its consolidated financial statements.

        In 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS 159") which allows reporting entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to reduce volatility in reported earnings that result from measuring related assets and liabilities differently without having to apply complex hedge accounting provisions, using the guidance in SFAS No. 133 (as amended), "Accounting for Derivative Instruments and Hedging Activities." The Company has not elected the fair value option, as provided in this statement. As such, the Company does not expect the adoption of this statement, which became effective January 1, 2008, to have a material effect on its consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements," ("SFAS 160") that amends ARB 51, "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company does not expect the adoption of this statement, which becomes effective January 1, 2009, to have a material effect on its consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

16. Accounting Pronouncements Not Yet Adopted (Continued)

        Also in December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") a replacement of SFAS No. 141, "Business Combinations." SFAS 141(R) changes or clarifies the acquisition method of accounting for acquired contingencies, transaction costs, step acquisitions, restructuring costs and other major areas affecting how the acquirer recognizes and measures the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. In addition, this pronouncement amends previous interpretations of intangible asset accounting by requiring the capitalization of in-process research and development and proscribing impacts to current income tax expense (rather than a reduction to goodwill) for changes in deferred tax benefits related to a business combination. The SFAS 141(R) will be applied prospectively for business combinations occurring after December 31, 2008. The adoption of SFAS 141(R) will impact our operating results in 2009 upon consummation of the business combination with HCM. Acquisition costs and fees will be expensed, resulting in a decrease in our operation results during the period incurred. The Company is still evaluating the magnitude of the impact of adoption.

17. Subsequent Events

        On February 19, 2008, the Company announced a restructuring. Thirty-six underperforming Homebuilding sales centers have closed as part of the restructuring. As a result, the Company recorded a restructuring charge of $6.8 million in the 2008 first quarter of which $4.3 million relates to impairments of property and equipment, $1.7 million relates to severance obligations due to a 25 percent reduction in workforce and $0.8 million relates to lease obligations of closed sales centers. Cash payments associated with this restructuring are expected to be approximately $2.3 million, $0.1 million, and $0.1 million during the years ended December 31, 2008, 2009 and 2010, respectively.

        On May 1, 2008, the Company made a decision to cease funding mortgage related financing instruments with its new Homebuilding customers. However, the backlog of homes with signed contracts and those which were under construction as of May 1, 2008 are being financed by the Company. As of September 30, 2008, an estimated 120 homes remain in the backlog, representing a total of approximately $11.4 million in value to be funded by the Company over the next three months. The Company will finance these installment notes receivable with operating cash flows or with funds provided by Walter.

        During the three months ended September 30, 2008, the Company took further restructuring actions at Homebuilding. As a result of continued losses in the Homebuilding segment, the Company reviewed its long-lived assets for potential impairment. Projected undiscounted cash flows generated from the remaining sales centers were lower than the net book value of the model park assets at those sales centers. As a result, the estimated fair values of the model parks were compared to book values, resulting in an impairment charge of $6.0 million. The estimated fair values were determined based on Homebuilding's recent sales of similar assets. The Company also recorded a charge of $0.5 million for severance payments related to headcount reductions.

        Also during the quarter ended September 30, 2008, the Company recorded a charge of $12.3 million for the impairment of Financing's goodwill. As discussed below, Walter announced its plans to separate its Financing segment via a spin-off to Walter shareholders and merger with HCM. As result of this decision, the Company analyzed goodwill for potential impairment. The fair value of the reporting unit was determined using a discounted cash flow approach which indicated that the carrying value exceeded the fair value and that the implied value of goodwill was $0 as of September 30, 2008. The discount rate of interest used to determine both the fair value of the reporting unit and the implied value of goodwill was a contributing factor in this impairment charge.

JWH Holding Company, LLC and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

17. Subsequent Events (Continued)

The continued increase in perceived risk in the financial services markets resulted in a significant increase in the discount rate applied to projected future cash flows as compared to the discount rate applied to similar analyses performed in previous periods.

        The Company recorded a provision for estimated hurricane insurance losses of $3.9 million during the three months ended September 30, 2008. These estimated losses, recorded in the Financing segment, were for estimated claim losses as a result of damage from Hurricanes Gustav and Ike in 2008 that impacted the Company's market area.

        On September 30, 2008, Walter outlined its plans to separate its Financing business from its Natural Resources businesses. Walter plans to distribute 100% of its interest in the Company to its stockholders in a spin-off transaction. As part of the spin-off, the Company will pay a taxable dividend consisting of cash and additional equity interests to its members. Prior to the spin-off, Jim Walter Homes will be sold or otherwise separated from the Company and will not be part of the spin-off entity. Thus, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company will reflect the transfer as a discontinued operation in the third quarter of 2008.

        Also on September 30, 2008, as amended and restated on October 28, 2008, the Company entered into a definitive agreement to merge with Hanover Capital Mortgage Holdings, Inc. ("HCM"), a New Jersey-based real estate investment trust ("REIT"). The merger will occur immediately following the spin-off and taxable dividend and the combined company will continue to operate as a publicly traded REIT following the merger. The new company will be named Walter Investment Management Corporation ("WIMC"), be headquartered in Tampa, Fla. and have approximately 225 employees. The spin-off and merger are expected to be completed in early 2009. After the spin-off and merger, Walter's stockholders that become members of the Company as a result of the spin-off and certain holders of options to acquire limited liability company interests of the Company will collectively own 98.5% and stockholders of Hanover will own 1.5% of the shares of common stock of WIMC outstanding or reserved for issuance in settlement of restricted stock units of WIMC. As a result, the business combination is expected to be accounted for as a reverse merger with the Company considered the accounting acquirer. WIMC plans to apply to list its shares on the NYSE Alternext. The transaction is subject to certain closing conditions including, but not limited to, approval of the merger by Hanover's shareholders, favorable rulings from the Internal Revenue Service and the Securities and Exchange Commission declaring effective the required S-4 registration statement and associated proxy statement filings.

        Additionally, on September 30, 2008, the Company and HCM entered into a software licensing agreement whereby HCM will grant to the Company a perpetual, non-exclusive and non-transferable (subject to certain exceptions) license to certain software and systems. As consideration for the license, the Company will pay $1 million on December 31, 2008, if the merger has not been consummated or terminated. If the merger is terminated and a termination fee is paid, no further fees are due.

        In order to ensure that HCM will have access to sufficient capital to acquire assets required to maintain its REIT status and not become an "investment company" under the Investment Company Act of 1940, the Company has agreed to provide HCM with a revolving line of credit up to $5 million in the aggregate. Borrowings will bear interest at a rate per annum equal to the 3-month U.S. Dollar London Interbank Offered Rate as published in the Wall Street Journal for the business day prior to the date the request for such loan was made plus 50 basis points. The revolving facility is secured by a collateral account maintained pursuant to a related securities control agreement dated as of September 25, 2008, among HCM, the Company and Regions Bank. On September 26, 2008, and October 30, 2008, HCM borrowed $1.1 million and $1.2 million, respectively, from the Company pursuant to this line of credit.

JWH Holding Company, LLC and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

(dollars in thousands)

	June 30, 2008	December 31, 2007
ASSETS
Cash and cash equivalents	$2,455	$3,156
Short-term investments, restricted	55,662	70,174
Receivables, net	5,613	3,513
Instalment notes receivable, net of allowance of $13,946 and $13,992, respectively	1,820,783	1,835,938
Inventories	16,319	19,615
Houses held for resale	42,574	36,406
Property and equipment, net	22,477	29,325
Unamortized debt expense	20,650	21,786
Goodwill	12,291	12,291
Other assets	8,153	8,276

Total assets	$2,006,977	$2,040,480

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)
Accounts payable	$5,634	$8,813
Accrued expenses	86,334	87,691
Deferred income taxes, net	57,524	52,482
Payable to Walter	254,097	237,850
Mortgage-backed/asset-backed notes	1,437,387	1,706,218
Accrued interest	10,286	11,953
Other liabilities	1,584	10,936

Total liabilities	1,852,846	2,115,943

Commitments and contingencies (Note 11)
Member's equity (deficit):
Membership unit (no par); 1 unit authorized, issued and outstanding at June 30, 2008 and December 31, 2007	—	—
Additional paid-in capital	223,077	228,883
Retained earnings	349,893	366,132
Accumulated other comprehensive income	10,060	4,632

	583,030	599,647
Less: Receivable from Walter	(428,899)	(675,110)

Total member's equity (deficit)	154,131	(75,463)

Total liabilities and member's equity (deficit)	$2,006,977	$2,040,480

The accompanying notes are an integral part of the condensed consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

(dollars in thousands)

	For the Three Months Ended June 30,
	2008	2007
Net sales and revenues:
Net sales	$41,783	$70,348
Interest income on instalment notes	48,021	50,662
Other revenue	1,146	1,049

Total net sales and revenues	90,950	122,059

Cost and expenses:
Cost of sales (exclusive of depreciation)	32,515	52,490
Depreciation	898	1,545
Selling, general and administrative	17,585	23,020
Provision for losses on instalment notes	3,002	2,492
Credit for postretirement benefits	(264)	(254)
Interest and amortization of debt expense	25,846	29,745
Interest expense on payable to Walter	3,316	3,377
Other interest expense	1,022	965
Amortization expense	273	442
Related party corporate charges	1,809	2,363

Total costs and expenses	86,002	116,185

Income from continuing operations before income taxes	4,948	5,874
Income tax expense	6,304	2,455

Income (loss) from continuing operations	(1,356)	3,419
Income from discontinued operations	—	281

Net income (loss)	$(1,356)	$3,700

Basic income (loss) per unit:
Income (loss) from continuing operations	$(1,356)	$3,419
Income from discontinued operations	—	281

Net income (loss)	$(1,356)	$3,700
Units used to determine income (loss) per unit	1	1

The accompanying notes are an integral part of the condensed consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

(dollars in thousands)

	For the Six Months Ended June 30,
	2008	2007
Net sales and revenues:
Net sales	$84,412	$135,069
Interest income on instalment notes	96,732	100,227
Other revenue	1,982	2,181

Total net sales and revenues	183,126	237,477

Cost and expenses:
Cost of sales (exclusive of depreciation)	67,042	101,800
Depreciation	2,252	3,060
Selling, general and administrative	38,909	46,829
Provision for losses on instalment notes	7,327	5,390
Credit for postretirement benefits	(528)	(508)
Interest and amortization of debt expense	54,154	59,516
Interest expense on payable to Walter	6,827	6,932
Other interest expense	2,087	1,897
Interest rate hedge ineffectiveness	16,981	—
Amortization expense	566	921
Related party-allocated corporate charges	3,618	4,725
Restructuring and impairment charges	6,770	—

Total costs and expenses	206,005	230,562

Income (loss) from continuing operations before income taxes	(22,879)	6,915
Income tax expense (benefit)	(6,469)	2,841

Income (loss) from continuing operations	(16,410)	4,074
Loss from discontinued operations	—	(2,229)

Net income (loss)	$(16,410)	$1,845

Basic income (loss) per unit:
Income (loss) from continuing operations	$(16,410)	$4,074
Loss from discontinued operations	—	(2,229)

Net income (loss)	$(16,410)	$1,845
Units used to determine earnings (loss) per unit	1 unit	1 unit

The accompanying notes are an integral part of the condensed consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Condensed Consolidated Statements of Changes in Member's Equity (Deficit)
and Comprehensive Loss for the Six Months Ended June 30, 2008

(Unaudited)

(in thousands)

	Total	Member's Equity	Additional Paid-In Capital	Comprehensive Loss	Retained Earnings	Accumulated Other Comprehensive Income	Receivable from Walter
Balance at December 31, 2007	$(75,463)	$—	$228,883		$366,132	$4,632	(675,110)
Comprehensive loss:
Net loss	(16,410)			$(16,410)	(16,410)
Other comprehensive income (loss), net of tax:
Change in postretirement benefit plans, net of $197 tax benefit	(365)			(365)		(365)
Net unrealized loss on hedges, net of $3,221 tax provision	5,982			5,982		5,982

Comprehensive loss				$(10,793)

Effects of changing the plan measurement date pursuant to FASB Statement 158:
Service cost and interest cost for October 1, 2007 – December 31, 2007, net of $92 tax provision	171				171
Amortization of actuarial gain and prior service cost for October 1, 2007 – December 31, 2007, net of $102 tax benefit	(189)					(189)
Dividends to Walter	(8,327)		(8,327)
Collection from Walter	246,211						246,211
Stock-based compensation	2,521		2,521

Balance at June 30, 2008	$154,131	$—	$223,077		$349,893	$10,060	$(428,899)

The accompanying notes are an integral part of the condensed consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(in thousands)

	Six Months Ended June 30,
	2008	2007
Operating activities:
Net income (loss)	$(16,410)	$1,845
Loss from discontinued operations	—	(2,229)

Income (loss) from continuing operations	(16,410)	4,074
Adjustments to reconcile income from continuing operations to net cash used in operating activities attributable to continuing operations:
Provision for losses on instalment notes receivable	7,327	5,390
Depreciation	2,252	3,130
Gain on sale of fixed assets	(623)	—
Provision for (benefit from) deferred income taxes	(430)	(1,000)
Amortization of debt expense	1,021	1,387
Stock based compensation	2,521	2,702
Restructuring and impairment charges	6,770	—
Other	(304)	(504)
Decrease (increase) in assets:
Receivables	(2,100)	2,301
Inventories and houses held for resale	(2,872)	7,505
Instalment notes receivable, net	(200)	(41,249)
Other	123	1,466
Increase (decrease) in liabilities:
Accounts payable	(3,179)	(4,139)
Accrued expenses	(1,634)	9,672
Accrued interest	(1,667)	(566)

Cash flows used in operating activities attributable to continuing operations	(9,405)	(9,831)
Investing activities:
Purchases of loans	—	(34,988)
Principal payments received on purchased loans	8,028	20,908
Additions to property and equipment	(3,238)	(2,294)
Cash proceeds (loss) from sale of property and equipment	4,135	—
Increase in short-term investments, restricted	14,512	6,513

Cash flows provided by (used in) investing activities attributable to continuing operations	23,437	(9,861)
Financing activities:
Issuance of mortgage-backed/asset-backed notes	25,000	113,350
Payments on mortgage-backed/asset-backed notes	(293,864)	(118,598)
Net decrease in receivable to Walter	246,211	66,710
Net increase (decrease) in payable to Walter	16,247	(32,796)
Dividends	(8,327)	(11,873)
Additions to unamortized debt expense	—	(205)

Cash flows (used in) provided by financing activities attributable to continuing operations	(14,733)	16,588

Cash flows used in continuing operations	(701)	(3,104)
Cash Flows From Discontinued Operations
Cash flows provided by operating activities	—	630
Cash flows provided by investing activities	—	2,523
Cash flow provided by financing activities	—	—

Cash flows provided by discontinued operations	—	3,153

Net (decrease) increase in cash and cash equivalents	(701)	49
Cash and cash equivalents at beginning of period	3,156	3,637
Add: Cash and cash equivalents of discontinued operations at beginning of period	—	1
Net (decrease) increase in cash and cash equivalents	(701)	49
Less: Cash and cash equivalents of discontinued operations at end of period	—	—

Cash and cash equivalents at end of period	$2,455	$3,687

The accompanying notes are an integral part of the condensed consolidated financial statements.

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Basis of Presentation

        JWH Holding Company, LLC, together with its consolidated subsidiaries ("the Company" or the "Company"), operates in two reportable segments: Financing and Homebuilding, see Note 10. Through these operating segments, the Company conducts mortgage financing and home construction and certain other businesses.

        The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

        The balance sheet at December 31, 2007 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

        Walter uses primarily a centralized approach to cash management and the financing of its operations with all related activity between the Company and Walter reflected as amounts receivable from or payable to Walter in the Company's consolidated balance sheets. Types of transactions between the Company and Walter include (1) cash from the Company's operations which is transferred to Walter's bank account on a regular basis, (2) cash borrowings from Walter used to fund operations, and (3) allocations of corporate expenses. During the second quarter of 2008, Walter repaid $214.8 million of the related party receivable allowing the Company to repay and terminate is Mid-State Trust IX and Mid-State Trust XIV warehouse facilities. The Company will continue to have related party transactions with Walter such as those previously described resulting in either rrepayments of amounts owed or borrowings from Walter to fund operations. No interest income has been recorded in these financial statements for advances to Walter.

2. Discontinued Operations

        During the first quarter of 2007, the Company decided to exit the manufacture and distribution of modular homes, which operated as Crestline Homes, Inc. ("Crestline"). As such, the Company has reported the results of operations, assets, liabilities and cash flows of Crestline, previously included in the Homebuilding segment, as discontinued operations. This business was sold on May 30, 2007.

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

2. Discontinued Operations (Continued)

        The table below presents the significant components of operating results included in the loss from discontinued operations of Crestline (in thousands):

For the three months ended June 30, 2007
Net sales and revenues	$5,316

Income from discontinued operations before income tax expense	$433
Income tax expense	(152)

Income from discontinued operations	$281

For the six months ended June 30, 2007
Net sales and revenues	$12,358

Loss from discontinued operations before income tax benefit	$(3,428)
Income tax benefit	1,199

Loss from discontinued operations	$(2,229)

        The Company allocated certain corporate expenses, limited to specifically identified costs and other corporate shared services which supported segment operations, to discontinued operations. These costs represent expenses that have historically been allocated to and recorded by the Company's operating segments as selling, general and administrative expenses. The Company did not elect to allocate additional interest expense to discontinued operations.

3. Adoption of New Accounting Pronouncements

        In 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which provides a definition of fair value, establishes a framework for measuring fair value and expands fair value financial statement disclosure requirements. SFAS No. 157 is intended to eliminate the diversity in practice associated with measuring fair value under existing accounting pronouncements and does not require any new fair value measurements. The adoption of SFAS No. 157 for financial assets and financial liabilities on January 1, 2008 did not have a material effect on the Company's consolidated financial statements.

        In 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which, among other changes, requires companies to measure plan assets and liabilities as of the fiscal year-end reporting date. On January 1, 2008, the Company adopted the measurement provisions of SFAS No. 158 and elected the alternative transition method. Based on the actuarial valuation performed as of September 30, 2007, the Company's actuary provided a 15-month projection of net periodic pension cost to December 31, 2008. In recognizing the effects of changing the Company's measurement date from September 30 to December 31, the Company recorded a credit to retained earnings of $0.2 million, net of taxes of $0.1 million, an increase in the accumulated

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

3. Adoption of New Accounting Pronouncements (Continued)

postretirement benefits obligation of approximately $0.1 million, and a charge to accumulated other comprehensive income of $0.2 million, net of taxes of $0.1 million.

4. Restructuring and Impairment

        On February 19, 2008, the Company announced a restructuring. Thirty-six underperforming Jim Walter Homes, Inc. ("JWH") sales centers have closed as part of the restructuring. As a result, the Company recorded a restructuring charge of $6.8 million in the first quarter of 2008 in the Homebuilding segment, of which $4.3 million relates to impairments of property and equipment, $1.7 million relates to severance obligations due to a 25 percent reduction in workforce at Homebuilding and $0.8 million relates to lease obligations of closed sales centers. This charge appears as restructuring and impairment charges in the statement of operations.

        The following table summarizes restructuring activity for the three months ended June 30, 2008 (in thousands):

	Balance at March 31, 2008	Restructuring and Impairment Charges	Cash Payments	Balance at June 30, 2008
Severance obligations	$1,197	$—	$(746)	$451
Lease obligations	779	—	(372)	407

Total	$1,976	$—	$(1,118)	$858

        The following table summarizes restructuring activity for the six months ended June 30, 2008 (in thousands):

	Balance at January 1, 2008	Restructuring and Impairment Charges	Cash Payments	Other Non-Cash Charges	Balance at June 30, 2008
Impairments of property and equipment	$—	$4,322	$—	$(4,322)	$—
Severance obligations	—	1,669	(1,218)	—	451
Lease obligations	—	779	(372)	—	407

Total	$—	$6,770	$(1,590)	$(4,322)	$858

5. Restricted Short-Term Investments

        Restricted short-term investments at June 30, 2008 and December 31, 2007 include temporary investments primarily in commercial paper or money market accounts with maturities less than 90 days from collections on instalment notes receivable owned by various trusts (the "Trusts") ($54.5 million and $68.8 million, respectively) which are available only to pay expenses of the Trusts and principal and interest on indebtedness of the Trusts. Other restricted short-term investments totaled $1.0 million and $1.1 million at June 30, 2008 and December 31, 2007, respectively. Restricted marketable securities totaled $0.2 million and $0.3 million at June 30, 2008 and December 31, 2007, respectively.

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

6. Instalment Notes Receivable and Mortgage Loans

        Instalment notes receivable are summarized as follows (in thousands):

	June 30, 2008	December 31, 2007
Instalment notes receivable, net of unearned income	$1,609,833	$1,615,632
Mortgage loans, net of unearned income	224,896	234,298
Less: Allowance for losses	(13,946)	(13,992)

Instalment notes receivable, net	$1,820,783	$1,835,938

7. Mortgage-Backed/Asset-Backed Notes

        At the beginning of the second quarter 2008, the Company had two warehouse facilities totaling $350.0 million that provided temporary warehouse financing to WMC for its current purchases of instalment notes and mortgages originated by the Homebuilding segment. On April 30, 2008, the Company repaid all outstanding borrowings and terminated the Mid-State Trust IX and Mid-State Trust XIV warehouse facilities, which were due to mature in July 2008 and October 2008, respectively, using funds provided by Walter.

        On April 1, 2008, the Company settled its securitization hedges for a payment of $17.0 million. These interest rate hedge agreements were held with various counterparties with an aggregate notional value of $215.0 million, the objective of which was to protect against changes in the benchmark interest rate on the forecasted issuance of mortgage-backed notes in a securitization. At March 31, 2008, these hedges no longer qualified for hedge accounting treatment because the Company did not plan to access the distressed securitization market. As a result, the Company recognized a loss on interest rate hedge ineffectiveness of $17.0 million in the six months ended June 30, 2008.

        In addition, on May 1, 2008, the Company made a decision to cease funding mortgage related financing instruments with its new Homebuilding customers. However, the backlog of homes with signed contracts and those which were under construction as of May 1, 2008 are being financed by the Company. As of September 30, 2008, an estimated 120 homes remain in the backlog, representing a total of approximately $11.4 million in value to be funded by the Company over the next three months. The Company will finance these installment notes receivable with operating cash flows or with funds provided by Walter.

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

8. Postretirement Employee Benefits

        The components of net periodic benefit cost are as follows (in thousands):

	For the three months ended June 30,
	2008	2007
Components of net periodic benefit cost:
Service cost	$5	$6
Interest cost	23	24
Amortization of prior service cost	(254)	(254)
Amortization of net loss	(38)	(30)

Net periodic benefit cost	$(264)	$(254)

	For the six months ended June 30,
	2008	2007
Components of net periodic benefit cost:
Service cost	$10	$12
Interest cost	46	48
Amortization of prior service cost	(508)	(508)
Amortization of net loss	(76)	(60)

Net periodic benefit cost	$(528)	$(508)

9. Comprehensive Income

        Comprehensive income is comprised primarily of net income, gains or losses from the effect of cash flow hedges and changes in accumulated postretirement benefits obligations. Comprehensive loss for the three months ended June 30, 2008 was $1.6 million and comprehensive income for the three months ended June 30, 2007 was $5.5 million. For the six months ended June 30, 2008, comprehensive loss was $10.8 million and comprehensive income for the six months ended June 30, 2007 was $3.1 million.

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

10. Segment Analysis

        Summarized financial information of the Company's reportable segments is shown in the following table (in thousands):

	For the three months ended June 30,
	2008	2007
Net sales and revenues:
Financing	$51,722	$55,046
Homebuilding	39,228	67,013

Total net sales and revenues	$90,950	$122,059

Segment operating income (loss):
Financing(1)	$13,467	$12,126
Homebuilding(2)	(4,181)	(1,910)

Segment operating income	9,286	10,216
Less interest expense on payable to Walter and other interest expense	(4,338)	(4,342)

Income from continuing operations before income taxes	4,948	5,874
Income tax expense	6,304	2,455

Income (loss) from continuing operations	$(1,356)	$3,419

Depreciation:
Financing	$123	$273
Homebuilding	775	1,272

Total	$898	$1,545

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

10. Segment Analysis (Continued)

	For the six months ended June 30,
	2008	2007
Net sales and revenues:
Financing	$103,826	$108,792
Homebuilding	79,300	128,685

Total net sales and revenues	$183,126	$237,477

Segment operating income (loss):
Financing(1)(3)	$5,888	$21,774
Homebuilding(2)	(19,852)	(6,030)

Segment operating income (loss)	(13,964)	15,744
Less interest expense on payable to Walter and other interest payable	(8,915)	(8,829)

Income (loss) from continuing operations before income taxes	(22,879)	6,915
Income tax expense (benefit)	(6,469)	2,841

Income (loss) from continuing operations	$(16,410)	$4,074

Depreciation:
Financing	$258	$554
Homebuilding	1,994	2,506

Total	$2,252	$3,060

	June 30, 2008	December 31, 2007
Identifiable assets:
Financing	$1,959,882	$1,977,359
Homebuilding	47,095	63,121

Total	$2,006,977	$2,040,480

    (1)
    Operating income amounts for the Financing segment include interest expense on the mortgage-backed/asset-backed notes of $25.8 million and $29.7 million for the three months ended June 30, 2008 and 2007, respectively, and $54.2 million and $59.5 million for the six months ended June 30, 2008 and 2007, respectively.

    (2)
    Operating loss for the Homebuilding segment for the three and six months ended June, 2008 includes a restructuring charge of $6.8 million related to the closing of 36 sales offices.

    (3)
    Operating loss for the Financing segment for the six months ended June 30, 2008 includes a charge of $17.0 million related to interest rate hedge ineffectiveness.

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

11. Commitments and Contingencies

Income Tax Litigation

        On February 20, 2006, the IRS completed its audit of Walter's Federal income tax returns and issued a 30-day letter proposing tax deficiencies in the amount of $82.2 million for the years ended May 31, 2000, December 31, 2000, and December 31, 2001. The issues in the 30-day letter relate primarily to Walter's method of recognizing revenue on the sale of homes and related interest on the instalment notes receivable. The items at issue relate primarily to the timing of revenue recognition and consequently, should the IRS prevail on its positions, Walter's financial exposure is limited to interest and penalties.

        On December 27, 1989, Walter and most of Walter's subsidiaries each filed a voluntary petition for reorganization under Chapter 11 of Title 11 of the United States Code (the Bankruptcy Proceedings) in the United States Bankruptcy Court for the Middle District of Florida, Tampa Division (the Bankruptcy Court). Walter and the remainder of Walter's subsidiaries emerged from bankruptcy on March 17, 1995 (the Effective Date), pursuant to the Amended Joint Plan of Reorganization Dated as of December 9, 1994, as modified on March 1, 1995 (as so modified the Consensual Plan). Despite the confirmation and effectiveness of the Consensual Plan, the Bankruptcy Court continues to have jurisdiction over, among other things, the resolution of disputed prepetition claims against Walter and certain of its subsidiaries including the Company, and other matters that may arise in connection with or related to the Consensual Plan, including claims related to federal income taxes.

        A controversy exists with regard to federal income taxes allegedly owed by Walter for fiscal years 1980 through 1994. In connection with the bankruptcy proceedings, the IRS filed a proof of claim in the Bankruptcy Court (the "Proof of Claim") for a substantial amount of taxes, interest and penalties with respect to fiscal years ended August 31, 1980 and August 31, 1983 through May 31, 2004. Walter filed an adversary proceeding in the Bankruptcy Court disputing the Proof of Claim (the "Adversary Proceeding") and the various issues have been and are being litigated in the Bankruptcy Court. The Company is a party to the litigation by virtue of the fact that they are members of the affiliated group which files a federal income tax return with Walter.

        The amounts initially asserted by the Proof of Claim do not reflect the subsequent resolution of various issues through settlements or concessions by the parties. After an adjustment for these items, Walter estimates that the amount of tax presently claimed by the IRS is approximately $34.0 million for issues currently in dispute in the Adversary Proceeding. This amount is subject to interest and penalties. Of the $34.0 million in claimed tax, $21.0 million represents issues in which the IRS is not challenging the deductibility of the particular expense but only whether such expense is deductible in a particular year. Consequently, Walter believes that, should the IRS prevail on any such issues, the financial exposure is limited to interest and possible penalties and the amount of tax claimed will be offset by deductions in other years. Substantially all of the issues in the Proof of Claim, which have not been settled or conceded, have been litigated before the Bankruptcy Court and are subject to appeal but only at the conclusion of the entire Adversary Proceeding.

        Walter believes that those portions of the Proof of Claim which remain in dispute or are subject to appeal substantially overstate the amount of taxes allegedly owing. However, because of the complexity of the issues presented and the uncertainties associated with litigation, Walter is unable to predict the ultimate outcome of the Adversary Proceeding.

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

11. Commitments and Contingencies (Continued)

        Walter believes that all of its current and prior tax filing positions have substantial merit and intends to defend vigorously any tax claims asserted. Walter and the Company believe that there are sufficient accruals to address any claims, including interest and penalties.

        Of the Federal issues in dispute, those related to the Company are temporary in nature and relate primarily to the Company's method of recognizing revenue on the sale of homes and related interest on the instalment notes receivable. The items at issue relate primarily to the timing of revenue recognition and consequently, should the IRS prevail on its positions, the Company's financial exposure is limited to interest and penalties.

Miscellaneous Litigation

        The Company is a party to a number of lawsuits arising in the ordinary course of its business. While the results of such litigation cannot be predicted with certainty, the Company believes that the final outcome of such litigation will not have a materially adverse effect on the Company's financial condition, results of operations or cash flows.

12. Subsequent Events

        During the three months ended September 30, 2008, the Company took further restructuring actions at Homebuilding. As a result of continued losses in the Homebuilding segment, the Company reviewed its long-lived assets for potential impairment. Projected undiscounted cash flows generated from the remaining sales centers were lower than the net book value of the model park assets at those sales centers. As a result, the estimated fair values of the model parks were compared to book values, resulting in an impairment charge of $6.0 million. The estimated fair values were determined based on Homebuilding's recent sales of similar assets. The Company also recorded a charge of $0.5 million for severance payments related to headcount reductions.

        Also during the quarter ended September 30, 2008, the Company recorded a charge of $12.3 million for the impairment of Financing's goodwill. As discussed below, Walter announced its plans to separate its Financing segment via a spin-off to Walter stockholders and merger with HCM. As result of this decision, the Company analyzed goodwill for potential impairment. The fair value of the reporting unit was determined using a discounted cash flow approach which indicated that the carrying value exceeded the fair value and that the implied value of goodwill was $0 as of September 30, 2008. The discount rate of interest used to determine both the fair value of the reporting unit and the implied value of goodwill was a contributing factor in this impairment charge. The continued increase in perceived risk in the financial services markets resulted in a significant increase in the discount rate applied to projected future cash flows as compared to the discount rate applied to similar analyses performed in previous periods.

        The Company recorded a provision for estimated hurricane insurance losses of $3.9 million during the three months ended September 30, 2008. These estimated losses, recorded in the Financing segment, were for estimated claim losses as a result of damage from Hurricanes Gustav and Ike in 2008 that impacted the Company's market area.

        On September 30, 2008, Walter outlined its plans to separate its Financing business from its Natural Resources businesses. Walter plans to distribute 100% of its interest in the Company to its

JWH Holding Company, LLC and Subsidiaries

Notes to Condensed Consolidated Financial Statements (Continued)

(Unaudited)

12. Subsequent Events (Continued)

stockholders in a spin-off transaction. As part of the spin-off, the Company will pay a taxable dividend consisting of cash and additional equity interests to its members. Prior to the spin-off, Jim Walter Homes will be sold or otherwise separated from the Company and will not be part of the spun-off entity. Thus, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company will reflect the transfer as a discontinued operation in the third quarter of 2008.

        Also on September 30, 2008, as amended and restated on October 28, 2008, the Company entered into a definitive agreement to merge with Hanover Capital Mortgage Holdings, Inc. ("HCM"), a New Jersey-based real estate investment trust ("REIT"). The merger will occur immediately following the spin-off and taxable dividend and the combined company will continue to operate as a publicly traded REIT following the merger. The new company will be named Walter Investment Management Corporation ("WIMC"), be headquartered in Tampa, Fla. and have approximately 225 employees. The spin-off and merger are expected to be completed in early 2009. After the spin-off and merger, Walter's stockholders that become members of the Company as a result of the spin-off and certain holders of options to acquire limited liability company interests of the Company will collectively own 98.5% and stockholders of HCM will own 1.5% of the shares of common stock of WIMC outstanding or reserved for issuance in settlement of restricted stock units of WIMC. As a result, the business combination is expected to be accounted for as a reverse merger, with the Company considered the accounting acquirer. WIMC plans to apply to list its shares on the NYSE Alternext. The transaction is subject to certain closing conditions including, but not limited to, approval of the merger by HCM's shareholders, favorable rulings from the Internal Revenue Service and the Securities and Exchange Commission declaring effective the required S-4 registration statement and associated proxy statement filings.

        Additionally, on September 30, 2008, the Company and HCM entered into a software licensing agreement whereby HCM will grant to the Company a perpetual, non-exclusive and non-transferable (subject to certain exceptions) license to certain software and systems. As consideration for the license, the Company will pay $1 million on December 31, 2008, if the merger has not been consummated or terminated. If the merger is terminated and a termination fee is paid, no further fees are due.

        In order to ensure that HCM will have access to sufficient capital to acquire assets required to maintain its REIT status and not become an "investment company" under the Investment Company Act of 1940, the Company has agreed to provide HCM with a revolving line of credit up to $5 million in the aggregate. Borrowings will bear interest at a rate per annum equal to the 3-month U.S. Dollar London Interbank Offered Rate as published in the Wall Street Journal for the business day prior to the date the request for such loan was made plus 50 basis points. The revolving facility is secured by a collateral account maintained pursuant to a related securities control agreement dated as of September 25, 2008, among HCM, the Company and Regions Bank. On September 26, 2008, and October 30, 2008 HCM borrowed $1.1 million, and $1.2 million, respectively, from the Company pursuant to this line of credit.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

Report of Independent Registered Certified Public Accounting Firm

Board of Directors and Stockholders

        Hanover Capital Mortgage Holdings, Inc. and Subsidiaries

        We have audited the accompanying consolidated balance sheets of Hanover Capital Mortgage Holdings, Inc. and Subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, other comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanover Capital Mortgage Holdings, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has lost $80 million for the year ended December 31, 2007, which included $76 million in impairment losses on mortgage-backed securities and the Company has terminated certain loan facilities because of covenant violations and, as a result, these facilities are no longer available to the Company. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ GRANT THORNTON LLP

New York, New York
March 31, 2008

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2007	2006
ASSETS
Cash and cash equivalents	$7,257	$13,982
Accrued interest receivable	1,241	1,652
Mortgage loans
Collateral for CMOs	6,182	9,736

	6,182	9,736

Mortgage securities ($112,740 and $254,482 pledged under Repurchase Agreements as of December 31, 2007 and 2006, respectively
Trading	30,045	105,104
Available for sale	82,695	154,599
Held to maturity	—	6,254

	112,740	265,957
Other subordinate security, available for sale	1,477	—
Other subordinate security, held to maturity	—	2,757
Equity investments in unconsolidated affiliates	1,509	1,399
Other assets	4,782	6,237
Other assets of discontinued operations	—	2,549

	$135,188	$304,269

LIABILITIES
Repurchase agreements	$108,854	$193,247
Collateralized mortgage obligations (CMOs)	4,035	7,384
Dividends payable	—	1,236
Accounts payable, accrued expenses and other liabilities	6,709	2,757
Liability to subsidiary trusts issuing preferred and capital securities	41,239	41,239
Other liabilities of discontinued operations	—	823

	160,837	246,686

Commitments and Contingencies	—	—
STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value, 10 million shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 90 million shares authorized, 8,658,562 and 8,233,062 shares issued and outstanding as of December 31, 2007 and 2006, respectively	86	82
Additional paid-in capital	102,939	102,598
Cumulative earnings (deficit)	(71,289)	8,699
Cumulative distributions	(57,385)	(56,173)
Accumulated other comprehensive income (loss)	—	2,377

	(25,649)	57,583

	$135,188	$304,269

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Years Ended December 31,
	2007	2006	2005
REVENUES
Interest income	$24,823	$24,278	$16,296
Interest expense	19,224	13,942	8,284

Net interest income before loan loss provision	5,599	10,336	8,012
Loan loss provision	—	—	26

Net interest income	5,599	10,336	7,986
(Loss) gain on sale of mortgage assets	(803)	834	4,515
(Loss) gain on mark to market of mortgage assets	(75,934)	148	(2,715)
Gain (loss) on freestanding derivatives	1,199	(2,344)	180
Technology	1,155	2,857	3,054
Loan brokering and advisory services	157	105	1,647
Other income (loss)	(1,542)	(77)	602

Total revenues	(70,169)	11,859	15,269

EXPENSES
Personnel	3,910	4,239	6,428
Legal and professional	2,097	2,777	2,810
General and administrative	1,505	1,183	1,259
Depreciation and amortization	616	708	1,220
Occupancy	315	315	347
Technology	526	1,109	1,575
Financing	815	415	609
Goodwill impairment	—	2,478	—
Other	880	689	760

Total expenses	10,664	13,913	15,008

Operating income (loss)	(80,833)	(2,054)	261
Equity in income (loss) of unconsolidated affiliates	110	110	(165)
Minority interest in loss of consolidated affiliate	—	(5)	(57)

Income (loss) from continuing operations before income tax provision	(80,723)	(1,939)	153
Income tax provision	—	12	2

Income (loss) from continuing operations	(80,723)	(1,951)	151

DISCONTINUED OPERATIONS
Income (loss) from discontinued operations before gain on sale and income tax provision	(611)	(917)	1,387
Gain on sale of discontinued operations	1,346	—	—
Income tax provision from discontinued operations	—	58	172

Income (loss) from discontinued operations	735	(975)	1,215

NET INCOME (LOSS)	$(79,988)	$(2,926)	$1,366

Net income (loss) per common share—Basic
Income (loss) from continuing operations	$(9.77)	$(0.23)	$0.02
Income (loss) from discontinued operations	0.09	(0.12)	0.14

Net income (loss) per common share—Basic	$(9.68)	$(0.35)	$0.16

Net income (loss) per common share—Diluted
Income (loss) from continuing operations	$(9.77)	$(0.23)	$0.02
Income (loss) from discontinued operations	0.09	(0.12)	0.14

Net income (loss) per common share—Diluted	$(9.68)	$(0.35)	$0.16

Weighed average shares outstanding—Basic	8,265,194	8,358,433	8,443,744
Weighed average shares outstanding—Diluted	8,265,194	8,358,433	8,460,903

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years Ended December 31,
	2007	2006	2005
Net income (loss)	$(79,988)	$(2,926)	$1,366
Other comprehensive income (loss), net of tax effect of $0:
Net unrealized (loss) gain on securities classified as available-for-sale	(76,946)	6,994	(5,556)
Reclassification adjustment for net (loss) gain included in net income	(384)	1,326	242
Reclassification adjustment for impairment expense included in net income	74,953	—	—

Other comprehensive income (loss)	(2,377)	8,320	(5,314)

Comprehensive income (loss)	$(82,365)	$5,394	$(3,948)

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except share data)

				Notes Receivable from Related Parties
	Common Stock							Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital		Cumulative Earnings (Deficit)	Cumulative Distributions	Deferred Stock-Based Compensation
	Shares	Amount							Total
BALANCE, JANUARY 1, 2005	8,381,583	$84	$103,126	$(583)	$10,259	$(41,038)	$—	$(629)	$71,219
Forgiveness of notes receivable from four executive officers (Principals)	—	—	—	583	—	—	—	—	583
Common stock earned by Principals	72,222	1	761	—	—	—	—	—	762
Common stock grants to key employees	22,000	—	236	—	—	—	(236)	—	—
Amortization of deferred stock grant to key employees	—	—	—	—	—	—	31	—	31
Exercise of stock options	18,000	—	83	—	—	—	—	—	83
Stock issued under Executive Compensation Plan	2,357	—	25	—	—	—	—	—	25
Net income	—	—	—	—	1,366	—	—	—	1,366
Other comprehensive income (loss)	—	—	—	—	—	—	—	(5,314)	(5,314)
Dividends declared	—	—	—	—	—	(9,324)	—	—	(9,324)

BALANCE, DECEMBER 31, 2005	8,496,162	85	104,231	—	11,625	(50,362)	(205)	(5,943)	59,431
Reclassification of deferred stock-based compensation	—	—	(205)	—	—	—	205	—	—
Amortization of deferred stock grant to key employees	—	—	47	—	—	—	—	—	47
Stock option issued to director	—	—	1	—	—	—	—	—	1
Repurchase of common stock	(263,100)	(3)	(1,476)	—	—	—	—	—	(1,479)
Net income (loss)	—	—	—	—	(2,926)	—	—	—	(2,926)
Other comprehensive income (loss)	—	—	—	—	—	—	—	8,320	8,320
Dividends declared	—	—	—	—	—	(5,811)	—	—	(5,811)

BALANCE, DECEMBER 31, 2006	8,233,062	82	102,598	—	8,699	(56,173)	—	2,377	57,583
Amortization of deferred stock grant to key employees	—	—	95	—	—	—	—	—	95
Stock option issued to director	—	—	1	—	—	—	—	—	1
Common stock grants to key employees	29,000	—	—	—	—	—	—	—	—
Issuance of common stock in connection with financing	600,000	6	1,212	—	—	—	—	—	1,218
Repurchase of common stock	(194,100)	(2)	(958)	—	—	—	—	—	(960)
Forfeiture of unvested restricted stock	(9,400)	—	(9)	—	—	—	—	—	(9)
Net income (loss)	—	—	—	—	(79,988)	—	—		(79,988)
Dividends declared	—	—	—	—	—	(1,212)	—	—	(1,212)
Other comprehensive income (loss)	—	—	—	—	—	—	—	(2,377)	(2,377)

BALANCE, DECEMBER 31, 2007	8,658,562	$86	$102,939	$—	$(71,289)	$(57,385)	$—	$—	$(25,649)

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2007	2006	2005
OPERATING ACTIVITIES
Income (loss) from continuing operations	$(80,723)	$(1,951)	$151
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities of continuing operations:
Depreciation and amortization	616	708	1,220
Common stock issued to Principals	—	—	762
Stock-based compensation	45	35	22
Accretion of net discount to interest income	(7,060)	(5,734)	(2,653)
Accretion of debt discount and deferred financing costs to interest expense	3,914	37	59
Loan loss provision	—	—	26
Loss (gain) recognized from mark to market of mortgage assets	75,934	(148)	2,715
Undistributed (earnings) losses of unconsolidated affiliates—net	(110)	(110)	165
Minority interest in earnings (loss) of consolidated affiliate	—	(5)	(57)
Loss (gain) on sale of mortgage assets	803	(834)	(4,515)
Loss on disposition of real estate owned	72	85	62
Gain on loans paid in full	(102)	—	—
Goodwill impairment	—	2,478	—
Purchase of mortgage securities classified as trading	(30,187)	(77,023)	—
Principal collections on mortgage securities classified as trading	9,737	10,262	25,207
Proceeds from sale of mortgage securities classified as trading	94,216	45,860	—
Purchase of mortgage loans classified as held for sale	—	—	(20,139)
Principal collections on mortgage loans classified as held for sale	—	780	4,593
Proceeds from sale of mortgage loans classified as held for sale	—	9,418	—
Decrease (increase) in accrued interest receivable	411	(285)	(346)
Decrease (increase) in other assets	305	(1,207)	961
Increase (decrease) in accounts payable, accrued expenses and other liabilities	1,604	(216)	(353)

Net cash provided by (used in) operating activities of continuing operations	69,475	(17,850)	7,880

Net cash provided by operating activities of discontinued operations	1,129	473	32

INVESTING ACTIVITIES
Purchase of mortgage securities classified as available for sale	(10,713)	(78,158)	(113,054)
Purchase of other securities classified as held to maturity	—	—	(2,681)
Proceeds from the closing of CMOs	—	—	20,799
Principal collections on mortgage securities classified as available for sale	1,149	1,434	861
Principal collections on mortgage securities classified as held to maturity	980	1,614	—
Principal collections on CMO collateral	3,680	4,378	6,533
Proceeds from sale of mortgage securities classified as available for sale	11,398	43,420	60,772
Proceeds from sale of mortgage securities classified as held to maturity	5,129	—	—
Proceeds from disposition of real estate owned	623	1,526	912
Cash (paid for) acquired in acquisitions	—	(118)	1,158
Capital investment in unconsolidated affiliates	—	—	(2,225)

Net cash provided by (used in) investing activities of continuing operations	12,246	(25,904)	(26,925)

Proceeds from the sale of HCP	1,375	—	—

FINANCING ACTIVITIES
Proceeds from issuance of junior subordinated notes to subsidiary trusts issuing preferred and capital securities	—	—	41,239
Proceeds from exercise of stock options	—	—	83
(Decrease) increase in borrowings using repurchase agreements	(164,321)	38,979	24,166
Proceeds from fixed-term financing	80,931	—	—
Repayment of borrowings on line of credit	—	—	(3,681)
Payments on CMOs	(3,349)	(4,054)	(23,772)
Payment of debt issuance costs	(778)	—	—
Payment of dividends	(2,448)	(6,699)	(9,714)
Repurchase of common stock	(985)	(1,455)	—
Decrease in notes receivable from related party	—	—	583

Net cash (used in) provided by financing activities of continuing operations	(90,950)	26,771	28,904

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,725)	(16,510)	9,891
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,982	30,492	20,601

CASH AND CASH EQUIVALENTS AT END OF YEAR	$7,257	$13,982	$30,492

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2007, 2006 and 2005

1. ORGANIZATION AND BASIS OF PRESENTATION

        Hanover Capital Mortgage Holdings, Inc. (the "Company") was incorporated in Maryland on June 10, 1997. The Company is a specialty finance company whose principal business is to generate net interest income on its portfolio of prime mortgage loans and mortgage securities backed by prime mortgage loans on a leveraged basis. The Company avoids investments in sub-prime or Alt-A loans or securities collateralized by sub-prime or Alt-A loans. The Company leverages its purchases of mortgage securities with borrowings obtained primarily through the use of sales with agreements to repurchase the securities ("Repurchase Agreements"). Historically, the Repurchase Agreements were on a 30-day revolving basis and, for the majority of the Company's investments, are currently under a single Repurchase Agreement for a one-year fixed term basis. The Company conducts its operations as a real estate investment trust, or REIT, for federal income tax purposes. The Company has one primary subsidiary, Hanover Capital Partners 2, Ltd. ("HCP-2").

        The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to unprecedented turmoil in the mortgage and capital markets during 2007 and into 2008, the Company incurred a significant loss of liquidity over a short period of time. The Company experienced a net loss of approximately $80 million for the year ended December 31, 2007 and our current operations are not cashflow positive. In addition, upon the termination of our primary financing facility on August 9, 2008, the Company will have the option to repay the outstanding principal of approximately $85 million through cash or in-kind securities or surrender the portfolio to the lender without recourse. While the Company has sufficient cash to continue operations up to and beyond August 9, 2008, it does not have sufficient funds to repay the outstanding principal of this financing. Additional sources of capital are required for the Company to generate positive cashflow and continue operations beyond 2008. These events have raised substantial doubt about the Company's ability to continue as a going concern.

        The Company has taken the following actions to progress through these unprecedented market conditions:

  •
  In August 2007, the Company converted the short-term revolving financing for its primary portfolio to a fixed-term financing agreement that is due August 9, 2008. See Note 9 to the Consolidated Financial Statements for additional information.

  •
  In August 2007, the Company significantly reduced the short-term revolving financing for its other portfolios.

  •
  During the first quarter of 2008, the Company successfully repaid and terminated all short-term revolving financing without any events of default. The Company repaid substantially all short-term revolving financing on one of its uncommitted lines of credit through the sale of the secured assets. On its $20 million committed line of credit, the Company had only approximately $480,000 of short-term financing outstanding as of March 31, 2008 and agreed with the lender to repay this obligation on April 10, 2008. On its $200 million committed line of credit, the Company had no borrowings outstanding and voluntarily and mutually agreed with the lender to terminate the financing facility. As of December 31, 2007, the Company was in violation of certain financial covenants of both its $20 million committed line of credit and its $200 million committed line of credit. See Note 9 and Note 19 to the Consolidated Financial Statements for additional information.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

  •
  The Company is currently seeking additional capital and is utilizing an investment advisor for this purpose. Although no formal agreements have been reached, the Company is in discussion with several potential investors. While companies with similar investment strategies have recently raised significant capital in the public and private markets, there can be no assurance that the Company will be able to do so or, if it can, what the terms of any such financing would be.

  •
  The Company has deferred interest payments on its long-term subordinated debt and may continue to defer these payments, if necessary. The Company has the contractual right to defer the payment of interest for up to four quarters. See Note 11 and Note 19 to the Consolidated Financial Statements for additional information.

        Prior to 2007, mortgage industry service and technology related income was earned through two separate divisions in HCP-2, Hanover Capital Partners ("HCP") and HanoverTrade ("HT"). Effective January 12, 2007, the assets of HCP's due diligence business, representing substantially all of the assets of HCP, were sold to Terwin Acquisition I, LLC (now known as Edison Mortgage Decisioning Solutions, LLC) (the "Buyer"), which also assumed certain liabilities related thereto. As a result, the net assets and liabilities and results of operations of HCP have been presented as discontinued operations in the accompanying financial information and financial statements in this Form 10-K.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

        The consolidated financial statements of the Company include the accounts of Hanover Capital Mortgage Holdings, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Basis of Presentation

        The consolidated financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of certain revenues and expenses. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates. The Company's estimates and assumptions arise primarily from risks and uncertainties associated with the determination of the fair value of, and recognition of interest income and impairment on, its mortgage securities.

Cash and Cash Equivalents

        Cash and cash equivalents include cash on hand, U.S. Treasury bills, overnight investments deposited with banks and money market mutual funds primarily invested in government securities and commercial paper with weighted maturities less than 90 days.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

Mortgage Loans

        Mortgage loans that are securitized in a collateralized mortgage obligation ("CMO") are classified as collateral for CMOs. Mortgage loans classified as collateral for CMOs are carried at amortized cost, net of allowance for loan losses. Mortgage loans classified as held for sale are carried at the lower of cost or market, with any unrealized losses included in operating income. Purchase discounts are not amortized for mortgage loans classified as held for sale.

        Mortgage loan transactions are recorded on the date the mortgage loans are purchased or sold. Mortgage loans are classified as held for sale at the time of purchase until a review of the individual loans is completed (generally three to nine months). At the completion of this review, the loans may be sold, grouped into pools of loans, and/or reclassified to other than held for sale.

        The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Interest income is subsequently recognized only to the extent cash payments are received.

Mortgage Securities

        The Company invests in subordinate mortgage-backed securities ("Subordinate MBS") issued by third parties that are collateralized by pools of prime single-family mortgage loans. These loans are primarily jumbo mortgages, which are residential mortgages with principal balances that exceed limits imposed by Fannie Mae, Freddie Mac and Ginnie Mae. Subordinate MBS have a high concentration of credit risk and generally absorb losses prior to all senior tranches of mortgage-backed securities in the same issue. These securities are generally rated below investment-grade and, as a result, are typically purchased at a substantial discount. The purchase discount is accreted as interest income using the effective yield method. The objective of the effective yield method is to arrive at periodic interest income or expense at a constant effective yield over each security's remaining effective life. For the Company's Subordinate MBS, an initial effective yield is calculated by estimating the cash flows associated with each Subordinate MBS. The Company continues to update the estimate of cash flows over the life of the Subordinate MBS. If the estimated future cash flows change, the effective yield is recalculated and the periodic accretion of the purchase discount is adjusted over the remaining life of the Subordinate MBS.

        The Company's policy is to generally classify Subordinate MBS as available for sale as they are acquired. Management reevaluates the propriety of its classification of the mortgage securities on a quarterly basis.

        Mortgage securities and other subordinate securities designated as available for sale are reported at estimated fair value, with unrealized gains and losses included in comprehensive income. Unrealized losses considered to be other-than-temporary impairments are reported as a component of gain (loss) on mark to market of mortgage assets.

        The Company also invests in mortgage-backed securities issued by Fannie Mae and Freddie Mac, ("Agency MBS"). Although not rated, Agency MBS carry an implied "AAA" rating. Purchase premiums and discounts are amortized as a component of net interest income using the effective yield method.

        The Company's policy is to generally classify Agency MBS as trading as they are acquired. The Company re-evaluates the propriety of its classification on a quarterly basis.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        Mortgage securities designated as trading are reported at estimated fair value. Gains and losses resulting from changes in estimated fair value are recorded as a component of gain (loss) on mark to market of mortgage assets.

        Mortgage securities and other subordinate securities designated as held to maturity are reported at amortized cost unless a decline in value is deemed other-than-temporary, in which case an unrealized loss is recognized as a component of gain (loss) on mark to market of mortgage assets. The amortization of premiums or accretion of discounts are included as a component of net interest income.

        Mortgage securities transactions are recorded on trade date for mortgage securities purchased or sold. Purchases of new issue mortgage securities are recorded when all significant uncertainties regarding the characteristics of the mortgage securities are removed, generally on closing date. Realized gains and losses on mortgage securities transactions are determined on the specific identification method.

Equity Investments

        Prior to June 2005, the Company recorded its investment in HDMF-I LLC ("HDMF"), which was formed to purchase, service, manage and ultimately re-sell or otherwise liquidate pools of sub- and non-performing one-to-four family residential mortgage loans, based on the equity method, recording its proportionate share of the earnings and losses of HDMF. In June 2005, the Company acquired a majority ownership of HDMF and began to consolidate the balance sheet and statement of operations of HDMF into the Company's consolidated balance sheets and statements of operations. In March 2006, the Company acquired the remaining minority interest in HDMF and has consolidated 100% of the operating results and assets and liabilities of HDMF-I since that date.

        The Company records its investments in Hanover Statutory Trust I and Hanover Statutory Trust II on the equity method. See Note 11 for further information.

Repurchase Agreements

        The Company leverages its purchases of mortgage securities with Repurchase Agreements. Historically, the Repurchase Agreements were on a 30-day revolving basis and, for the majority of the Company's investments, are currently under a single Repurchase Agreement for a one-year fixed term basis. Under the Repurchase Agreements, the Company retains the incidents of beneficial ownership. As a result, although the transaction is structured as a sale and repurchase obligation, it is a financing transaction with both the asset and liability reported on a gross basis in the Company's consolidated financial statements.

Financial Instruments

        The Company enters into forward sales of mortgage securities issued by U.S. government agencies to manage its exposure to changes in market value of its Agency MBS. These instruments are considered economic hedges and are considered freestanding derivatives for accounting purposes. The Company recognizes changes in the fair value of such economic hedges and the proceeds or payments in connection with the monthly close-out of the position as a component of gain (loss) on freestanding derivatives.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        The Company also enters into interest rate caps to manage its interest rate exposure on financing under certain debt instruments. Interest rate caps are considered freestanding derivatives for accounting purposes. Changes in fair value are recognized as a component of gain (loss) on freestanding derivatives.

        The fair values of the forward sales and interest rate caps are included as a component of other assets.

Revenue Recognition—Non-Portfolio Operations

        Revenues from loan brokering and advisory services are recognized concurrently with the closing and funding of transactions, at which time fees are earned. At the time of closing a transaction, the number of loans, loan principal balance and purchase price in the transaction are agreed upon, documentation is signed and the sale is funded.

        Revenues from technology provided by HT include fees earned from consulting services, the licensing of software and hosting of systems. The percentage-of-completion method is used to recognize revenues and profits for long-term technology consulting contracts. Progress towards completion is measured using the efforts-expended method or the contract milestones method. These methods are applied consistently to all contracts having similar characteristics in similar circumstances. Under the efforts-expended method, revenues and profits are recognized based on the extent of progress as measured by the ratio of hours performed at the measurement date to estimated total hours at completion. Estimated hours include estimated hours of employees and subcontractors engaged to perform work under the contract. Under the contract milestones method, revenues and profits are recognized based on results achieved in accordance with the contract in consideration of remaining obligations. Revenues from monthly license or hosting arrangements are recognized on a subscription basis over the period in which the client uses the product.

        When contracts include the delivery of a combination of services, such contracts are divided into separate units of accounting and the total contract fee is allocated to each unit based on its relative fair value. Revenue is recognized separately, and in accordance with the revenue recognition policy, for each element.

Income Taxes

        The Company has elected to be taxed as a REIT and intends to comply with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), with respect thereto. Accordingly, the Company will not be subject to Federal or state income tax on that portion of its income that is distributed to stockholders, as long as certain asset, income and stock ownership tests are met.

        HCP-2 files a separate consolidated Federal income tax return and is subject to Federal, state and local income taxation. HCP-2 uses the asset and liability method in accounting for income taxes. Deferred income taxes are provided for the effect of temporary differences between the tax basis and financial statement carrying amounts of assets and liabilities.

Earnings Per Share

        Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

contracts to issue common stock were exercised or converted into common stock that then shared in earnings and losses. Shares issued during the period and shares reacquired during the period are weighted for the period they were outstanding.

Stock-Based Compensation

        Hanover applies Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment", in accounting for its stock-based compensation plans, as more thoroughly described in Note 12. For these awards, the Company measures the cost of employee services received in exchange for the award of equity instruments based on the grant-date fair value of the award and recognizes the total cost as compensation expense on a straight-line basis over the applicable vesting period.

Fair Value

        The Company's Subordinate MBS securities are not readily marketable with quoted market prices. To obtain the best estimate of fair value requires a current knowledge of the Subordinate MBS attributes, characteristics related to the underlying mortgages collateralizing the securities and the market of these securities. The Company maintains extensive data related to the collateral of its Subordinate MBS and as a result is able to apply this data and all other relevant market data to its estimates of fair value. The Company believes the estimates used reasonably reflect the values it may have been able to receive, as of December 31, 2007, should it have chosen to sell them. Many factors must be considered in order to estimate market values, including, but not limited to, estimated cash flows, interest rates, prepayment rates, amount and timing of credit losses, supply and demand, liquidity, and other market factors. Accordingly, the Company's estimates are inherently subjective in nature and involve uncertainty and judgment to interpret relevant market and other data. Amounts realized in actual sales may differ from the fair values presented.

        During the third and fourth quarters of 2007, due to unprecedented disruptions in the secondary mortgage markets, virtually all trading of Subordinate MBS for all market participants ceased. The fair value estimation process has been difficult due to the lack of market data and the uncertainties in the markets regarding the extent and severity of possible future losses, availability of financing, housing prices, economic activity and Federal Reserve activities.

        The Company has used a combination of market inputs to arrive at an estimate of fair value for the securities in its Subordinate MBS portfolio as of December 31, 2007. Inputs included estimates from a third party pricing service, results from internal proprietary pricing models and various inputs from several dealer firms including security specific prices and market yields. The estimate of fair value required considerable judgment and estimates.

        As previously reported, during the third quarter of 2007, the Company changed its estimation process from exclusively using its enhanced internal pricing model to using selective judgments from among various inputs including input from a pricing service offered by a third party pricing firm, dealer prices and dealer inputs. The third-party pricing service represents that they receive reliable credit spreads and prepayment speeds from various investment firms and broker / dealers and information as to trade prices that had occurred.

        During the fourth quarter of 2007, the Company again used multiple inputs that include estimates from the third party pricing service, results from internal proprietary pricing models, and various inputs

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

from several dealer firms including security specific prices and market yield spreads which were converted to a price. The resulting estimated prices were also correlated to the net present values of cash flows used in the Company's proprietary pricing model updated for market inputs for estimated prepayment speeds and default and severity rates. The resulting values for estimated fair value as of December 31, 2007, were derived from a combination of all the inputs. The Company believes these changes and modifications to its process, required by unprecedented disruptions in the market place, are changes in estimates under SFAS No. 154 and have been applied prospectively.

Recent Accounting Pronouncements

        In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, to amend SFAS No. 133 and SFAS No. 140. This statement simplifies the accounting for certain financial instruments by allowing an entity to make an irrevocable election on a specific instrument basis for certain financial assets and liabilities that contain embedded derivatives that would otherwise require bifurcation and to recognize and remeasure at fair market value these instruments so elected. Thus, under this election, an entity would measure the entire hybrid financial instrument at fair market value with changes in fair market value recognized in earnings. SFAS No. 155 became effective for us as of January 1, 2007. In January 2007, the FASB released Statement 133 Implementation Issue No. B40, "Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets" (B40). B40 provides a narrow scope exception for certain securitized interests from the tests required under paragraph 13(b) SFAS No. 133. Those tests are commonly referred to in practice as the "double-double" test. B40 represents the culmination of the FASB staff's consideration of the need for further guidance for securitized interests, following the issuance in February 2006 of SFAS No. 155. B40 is applicable to securitized interests issued after June 30, 2007. The adoption of these pronouncements did not have a material impact on the Company's consolidated financial statements.

        In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"), which prescribes a recognition threshold and measurement attribute for income tax positions taken or expected to be taken in a tax return. In addition, this pronouncement provides guidance on derecognition, classification, penalties and interest, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is to be applied prospectively as of the fiscal year of adoption. The Company is currently evaluating the potential impact of this pronouncement and does not believe the adoption will have a material impact on the Company's consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115". This statement permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company's management is currently evaluating the potential impact of this

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

pronouncement. As the majority of the Company's assets and liabilities are either already recorded at fair value or the carrying value approximates fair value, any potential impact is limited to a few specific assets and liabilities. Management of the Company has not yet determined whether it will make a fair value election for the following assets and liabilities, but the potential impact is as follows:

  •
  The fair value election for the Subordinate MBS will result in any future increases or decreases in the fair value of these assets recorded through the statement of operations, rather than other comprehensive income.

  •
  The fair value election for the liability to subsidiary trusts issuing preferred and capital securities could result in a significant decrease in the recorded value of this liability and a significant increase in the recorded value of stockholder's equity. At December 31, 2007, this potential adjustment is approximately $34,270,000.

        In June 2007, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 07-1: Clarification of the Scope of the Audit and Accounting Guide "Investment Companies" and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies. This pronouncement provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide "Investment Companies". Entities that are within the scope of this Audit and Accounting Guide are subject to specialized reporting requirements, including recording all investments at fair value. This pronouncement is effective for fiscal years beginning on or after December 15, 2007. In February 2008, the FASB issued FASB Staff Position No. SOP 07-1-1 which delays indefinitely the effective date of Statement of Position 07-1. Management of the Company is currently reviewing this pronouncement and its potential deferral to determine the impact, if any, to the Company.

        In February 2008, the FASB issued FASB Staff Position No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions". This pronouncement provides guidance for a repurchase financing for a previously transferred financial asset between the same two counterparties that is entered into contemporaneously, or in contemplation of, the initial transfer. If certain criteria are met, the transaction is considered a sale and a subsequent financing. If certain criteria are not met, the transaction is not considered a sale with a subsequent financing, but rather a linked transaction that is recorded based upon the economics of the combined transaction, which is generally a forward contract. This pronouncement is effective for fiscal years beginning after November 15, 2008 and is applied to all initial transfers and repurchase financings entered into after the effective date. Management of the Company is currently reviewing this pronouncement and does not believe the adoption will have a significant impact on the Company's consolidated financial statements.

3. DISCONTINUED OPERATIONS

        Effective January 12, 2007, the Company sold its due diligence business, HCP, to Terwin Acquisition I, LLC (now known as Edison Mortgage Decisioning Solutions, LLC). The sale included certain assets and the assumption of certain liabilities of the Company's wholly-owned subsidiary,

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

HCP-2, and included all of the Company's due diligence operations. A summary of the assets sold and liabilities assumed by Buyer is as follows (dollars in thousands):

Receivables	$129
Fixed assets	247
Other assets	57
Other liabilities	(658)

$(225)

        The total purchase price of $1,375,000 represented a premium of $1,600,000 over the net book value of the assets sold and liabilities assumed of $(225,000). The Company recognized a gain on the sale of approximately $1,346,000, after deducting certain transaction fees and the write-off of intangible assets. The Company retained approximately $2,051,000 of accounts receivables and other receivables of HCP at the date of the sale.

        As a result of the sale, the Company will no longer perform due diligence activities for third parties. The Company does not have any continuing involvement in HCP, nor does the Company have a direct financial ownership investment in HCP. The Company performed certain services to assist Buyer with the transition of the business. These services terminated on May 11, 2007.

        In accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-lived Assets", the related financial information for HCP is reported as discontinued operations for all periods presented.

        The following is a summary of the results of operations of the discontinued operations of the HCP business (amounts in thousands):

	Years Ended December 31,
	2007(1)	2006	2005
Revenues	$449	$12,001	$15,706
Gain on Sale of HCP	1,346	—	—
Operating expenses	1,060	12,918	14,319

Income (loss) from discontinued operations before income tax provision	735	(917)	1,387
Income tax provision	—	58	172

Income (loss) from discontinued operations	$735	$(975)	$1,215

    (1)
    Inclusive of normal operations up to January 12, 2007, and activities incidental to concluding the sale subsequent to January 12, 2007.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

4. MORTGAGE LOANS

Mortgage Loans—Collateral for CMOs
(dollars in thousands)

	December 31, 2007			December 31, 2006
	Fixed Rate	Adjustable Rate	Total	Fixed Rate	Adjustable Rate	Total
Principal amount of mortgage loans	$1,260	$5,204	$6,464	$1,932	$8,217	$10,149
Net premium (discount) and deferred financing costs	(22)	(92)	(114)	(26)	(113)	(139)
Loan loss allowance	(32)	(136)	(168)	(52)	(222)	(274)

Carrying value of mortgage loans	$1,206	$4,976	$6,182	$1,854	$7,882	$9,736

        The following table summarizes the activity in the loan loss allowance for mortgage loans securitized as collateral in outstanding CMOs (dollars in thousands):

	Years Ended December 31,
	2007	2006	2005
Balance, beginning of period	$274	$284	$424
Loan loss provision	—	—	26
Sales	—	—	(157)
Charge-offs	(4)	(10)	(9)
Mortgage loans paid in full	(102)	—	—

Balance, end of period	$168	$274	$284

        The following table presents delinquency rates for such mortgage loans:

	December 31,
	2007	2006
30-59 days delinquent	2.51%	5.46%
60-89 days delinquent	0.20%	0.70%
90 or more days delinquent	1.55%	0.20%
Loans in foreclosure	0.60%	1.58%
Real estate owned	0.00%	0.31%

        The Company realized credit losses of approximately $4,000, $10,000 and $9,000 on the mortgage loan assets that have been recorded as charge-offs to the Company's loan loss allowance, for the years ended December 31, 2007, 2006 and 2005, respectively.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

5. MORTGAGE AND OTHER SUBORDINATE SECURITIES

Mortgage Securities Classified as Trading
(dollars in thousands)

	December 31,
	2007			2006
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$29,556	$—	$29,556	$106,479	$—	$106,479
Net premium (discount)	110	—	110	(2,251)	—	(2,251)
Amortized cost	29,666	—	29,666	104,228	—	104,228
Gross unrealized gain	379	—	379	1,672	—	1,672
Gross unrealized loss	—	—	—	(796)	—	(796)

Carrying value	$30,045	$—	$30,045	$105,104	$—	$105,104

Mortgage Securities Classified as Available for Sale
(dollars in thousands)

	December 31,
	2007			2006
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$225,769	$—	$225,769	$221,756	$8,995	$230,751
Impairment recognized	(74,475)	—	(74,475)	(743)	—	(743)
Net (discount)	(68,599)	—	(68,599)	(74,073)	(3,713)	(77,786)
Amortized cost	82,695	—	82,695	146,940	5,282	152,222
Gross unrealized gain	—	—	—	3,710	9	3,719
Gross unrealized loss	—	—	—	(1,272)	(70)	(1,342)

Carrying value	$82,695	$—	$82,695	$149,378	$5,221	$154,599

        As of December 31, 2007, the gross unrealized loss for the Company's entire Subordinate MBS portfolio is considered by the Company to be other-than-temporary impairments. Although these declines appear to be attributable to increases in credit spreads, decreases in liquidity, and possibly from changes in the loss or prepayment assumptions affecting cash flows, the turmoil in the industry is exceptional and much greater than the normal cyclical swings. The Company is unable to predict when a recovery will occur and the level of recovery. In addition, the Company may not have sufficient funds to retire or refinance the outstanding principal under the Repurchase Transaction upon termination of the financing on August 9, 2008 and may be required to sell securities to settle the outstanding principal, which could be before a full recovery of the market has occurred. As a result, the Company recorded the difference between the adjusted cost basis and the estimated fair value, determined on a security by security basis, as impairment expense of approximately $73,611,000 for the year ended December 31, 2007.

        The contractual repayment amount at termination of the Repurchase Transaction on August 9, 2008 is approximately $84,933,000. The lender has recourse only against the Company's Subordinate

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

MBS and not to any other asset or right of the Company. Although the overall fair value of the Company's Subordinate MBS portfolio of approximately $82,695,000 is below the contractual repayment amount of the debt, management of the Company believes the economic long-term value of this portfolio is greater than its fair value at

        December 31, 2007 and intends to repay the contractual repayment amount of the debt to the extent the Company has the ability. However, if the fair value of the Company's Subordinate MBS portfolio decreases further, the Company may modify its intention to repay the contractual repayment amount of the debt and allow the lender to acquire the Subordinate MBS portfolio. As a result of the values described above and the non-recourse nature of the agreement, if the fair value of the Company's Subordinate MBS portfolio decreases further and the economic long-term value also decreases, other-than-temporary impairments recorded through the Statement of Operations may not be necessary.

Other Subordinate Securities Classified as Available for Sale
(dollars in thousands)

	December 31,
	2007			2006
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$—	$3,812	$3,812	$—	$—	$—
Impairment recognized	—	(1,354)	(1,354)	—	—	—
Net (discount)	—	(981)	(981)	—	—	—

Amortized cost	—	1,477	1,477	—	—	—
Gross unrealized gain	—	—	—	—	—	—
Gross unrealized loss	—	—	—	—	—	—

Carrying value	$—	$1,477	$1,477	$—	$—	$—

        As of December 31, 2007, the Company re-assessed its classification of its other subordinate security and determined that the classification should be changed to available-for-sale. The carrying value of the security prior to this re-classification was approximately $2,819,000. As discussed in Note 1, there is uncertainty regarding the Company's ability to continue operations beyond 2008 and, therefore, there is uncertainty regarding the Company's ability to hold this security to its maturity. This change in classification is the direct result of the unprecedented disruptions and turmoil in the mortgage and capital markets that could not have been anticipated when the Company originally classified the security as held-to-maturity.
        As of December 31, 2007, the gross unrealized loss for the Company's other subordinate security is considered by the Company to be an other-than-temporary impairment. The decline in the estimated fair value of this security is primarily due to increases in credit spreads and not from decreases in the underlying credit performance of the security. The Company is unable to predict when a recovery of the estimated fair value will occur. Although the Company has no plans or intentions to sell this security, there is uncertainty regarding the Company's ability to continue operations beyond 2008 and, therefore, there is uncertainty regarding the Company's ability to hold this security until either the maturity of the security or the recovery of the estimated fair value occurs. As a result, the Company recorded the difference between the adjusted cost basis and the estimated fair value of the security as of December 31, 2007 as impairment expense for the year then ended.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

Mortgage Securities Classified as Held to Maturity
(dollars in thousands)

	December 31,
	2007			2006
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$—	$—	$—	$—	$5,845	$5,845
Net premium	—	—	—	—	409	409
Amortized cost	—	—	—	—	6,254	6,254
Gross unrealized gain	—	—	—	—	—	—
Gross unrealized loss	—	—	—	—	—	—

Carrying value	$—	$—	$—	$—	$6,254	$6,254

Other Subordinate Securities Classified as Held to Maturity
(dollars in thousands)

	December 31,
	2007			2006
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$—	$—	$—	$—	$3,812	$3,812
Impairment recognized	—	—	—	—	(6)	(6)
Net (discount)	—	—	—	—	(1,049)	(1,049)
Amortized cost	—	—	—	—	2,757	2,757
Gross unrealized gain	—	—	—	—	—	—
Gross unrealized loss	—	—	—	—	—	—

Carrying value	$—	$—	$—	$—	$2,757	$2,757

All Mortgage and Other Subordinate Securities by Collateral Type
(dollars in thousands)

	Trading		Available for Sale		Held-to-Maturity
	December 31,		December 31,		December 31,
	2007	2006	2007	2006	2007	2006
Fixed-Rate Agency Mortgage-Backed Securities	$30,045	$105,104	$—	$—	$—	$6,254
Fixed-Rate Subordinate Mortgage-Backed Securities	—	—	20,185	40,515	—	—
Fixed-Rate Other Subordinate Security	—	—	1,477	—	—	2,757
Adjustable-Rate Subordinate Mortgage-Backed Securities	—	—	62,510	114,084	—	—

Carrying value of mortgage and other subordinate securities	$30,045	$105,104	$84,172	$154,599	$—	$9,011

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        The carrying value of the Company's available for sale mortgage securities by estimated average life until payment in full, as of December 31, 2007, are as follows (dollars in thousands):

Average Life	Carrying Value
Within one year	$159
After one year through five years	10,813
After five years through ten years	60,656
After ten years	11,067

$82,695

        The estimated average life until payment in full, as of December 31, 2007, for the Company's other subordinate security is approximately nine years.

        Actual maturities may differ from stated maturities because borrowers usually have the right to prepay certain obligations, often without penalties. Maturities of mortgage and other subordinate securities depend on the repayment characteristics and experience of the underlying loans.

        The proceeds and gross realized gain (loss) from sales of available for sale mortgage securities in 2007, 2006 and 2005 were as follows (dollars in thousands):

	Proceeds	Gross Realized Gain	Gross Realized Loss
Sale of Subordinate MBS—Year ended December 31, 2007	$11,398	$450	$256

Sale of Subordinate MBS—Year ended December 31, 2006	$43,420	$1,358	$509

Sale of Subordinate MBS—Year ended December 31, 2005	$60,772	$4,587	$449

        Included in gain (loss) on mark to market of mortgage assets for the years ended December 31, 2007 and 2006 are approximately $379,000 and $1,744,000 of net unrealized gains from trading securities held as of December 31, 2007 and 2006, respectively.

6. CONCENTRATION OF CREDIT RISK

Mortgage Loans

        The Company's exposure to credit risk associated with its investment activities is measured on an individual borrower basis as well as by groups of borrowers that share similar attributes. In the normal course of its business, the Company has concentrations of credit risk in mortgage loans held for sale and held as collateral for CMOs in certain geographic areas. As of December 31, 2007, the percent of

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

the total principal amount of loans outstanding in any one state exceeding 5% of the principal amount of mortgage loans is as follows:

State	Collateral for CMOs
Maryland	14.9%
New Jersey	12.4%
Virginia	7.4%
California	7.3%
Florida	6.7%
Illinois	6.6%
Connecticut	5.8%
Texas	5.6%
Other	33.3%

Total	100%

Mortgage and Other Subordinate Securities

        The Company's exposure to credit risk associated with its investment activities is measured on an individual security basis as well as by groups of securities that share similar attributes. In certain instances, the Company has concentrations of credit risk in its mortgage securities portfolio for the securities of certain issuers (dollars in thousands):

	December 31, 2007
Issuer	Trading	Available for Sale	Held to Maturity	Total
Issuer 1	$30,045	$—	$—	$30,045
Issuer 2	—	3,466	—	3,466
Issuer 3	—	6,281	—	6,281
Issuer 4	—	20,772	—	20,772
Issuer 5	—	26,585	—	26,585
Issuer 6	—	7,021	—	7,021
Issuer 7	—	2,145	—	2,145
Issuer 8	—	2,194	—	2,194
Issuer 9	—	5,415	—	5,415
Issuer 10	—	4,678	—	4,678
Issuer 11	—	1,125	—	1,125
Issuer 12	—	1,810	—	1,810
Issuer 13	—	420	—	420
Issuer 14	—	783	—	783
Issuer 15	—	1,477	—	1,477

Total	$30,045	$84,172	$—	$114,217

        In the normal course of its business, the Company has concentrations of credit risk in mortgage securities in certain geographic areas. As of December 31, 2007, approximately 53% of the principal balance of available for sale mortgage securities are secured by mortgaged properties located in California.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

Cash and Cash Equivalents

        The Company has cash and cash equivalents in major financial institutions which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 per institution for each legal entity. As of December 31, 2007, the Company had amounts on deposit with financial institutions in excess of FDIC limits. As of December 31, 2007, the Company had overnight investments of approximately $6,828,000 primarily in large money market mutual funds invested in government securities. The Company limits its risk by placing its cash and cash equivalents in high quality financial institutions, U.S. Treasury bills or mutual funds of government securities or A-1/P-1 commercial paper.

7. EQUITY INVESTMENTS

        The table below reflects the activity recorded in Hanover's equity investments (dollars in thousands):

	As of and for the Years Ended December 31,
	2007			2006
	HST-I	HST-II	Total	HST-I	HST-II	Total
Beginning balance	$714	$685	$1,399	$661	$628	$1,289
Equity in income	53	57	110	53	57	110

Ending balance	$767	$742	$1,509	$714	$685	$1,399

8. OTHER ASSETS

        The following is a breakdown of other assets (dollars in thousands):

	December 31,
	2007	2006
Prepaid expenses and other assets	$2,440	$2,837
Deferred financing costs	2,105	2,154
Real Estate Owned	8	788
Capitalized software, net	229	458

	$4,782	$6,237

        Real Estate Owned consists of residential properties that once secured mortgage loans that were subsequently foreclosed. Those mortgage loans were acquired as part of a distressed mortgage loan acquisition program of one of the Company's subsidiaries, HDMF-I LLC. These properties are carried at fair value less the estimated costs of disposition. Expenses associated with disposition of the properties are recognized in operating income. At December 31, 2007 and 2006, these properties were not part of any financing.

9. REPURCHASE AGREEMENTS AND OTHER LIABILITIES

        The Company enters into repurchase agreements in which mortgage securities are pledged as collateral to secure short-term financing. All securities pledged as collateral for repurchase agreements are held in safekeeping by the lender.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        Information pertaining to repurchase agreement financing is summarized as follows (dollars in thousands):

	As of and for the Years Ended December 31,
	2007				2006
	Retained CMO Securities	Mortgage Loans	Other Mortgage Securities	Total	Retained CMO Securities	Mortgage Loans	Other Mortgage Securities	Total
Repurchase Agreements
Balance of borrowing as of end of period	$500	$—	$108,354	$108,854	$698	$—	$192,549	$193,247
Average borrowing balance during the period	$632	$—	$155,604		$736	$795	$164,726
Average interest rate during the period	7.12%	0.0%	9.75%		6.93%	6.67%	5.81%
Maximum month-end borrowing balance during the period	$691	$—	$192,683		$761	$3,061	$206,197
Balance as of end of period of underlying collateral—carrying value	$900	$—	$112,740	$113,640	$1,024	$—	$254,482	$255,506

        The average interest rates for retained CMO securities, Mortgage Loans and other mortgage securities for the year ended December 31, 2005 were 5.00%, 5.72% and 3.82%, respectively.

        Repurchase financing pertaining to individual repurchase agreement lenders as of December 31, 2007 is summarized as follows (dollars in thousands):

Lender	Committed Borrowing Limit	December 31, 2006 Balance	Net Change	December 31, 2007 Balance	Carrying Value of Underlying Collateral	Type of Collateral
Lender A	$200,000	$—	$—	$—	$—	Mortgage Loans
Lender B	20,000	8,427	(7,927)	500	900	Retained CMO Securities, Mortgage Securities
Lender B	—	6,782	(6,782)	—	—	Mortgage Securities
Lender C	—	12,523	(12,523)	—	—	Mortgage Securities
Lender D	—	3,803	(3,803)	—	—	Mortgage Securities
Lender E	—	112,388	(83,962)	28,426	30,045	Mortgage Securities
Lender F	—	15,964	(15,964)	—	—	Mortgage Securities
Lender G	—	5,646	(5,646)	—	—	Mortgage Securities
Lender H	—	761	(761)	—	—	Mortgage Securities
Lender I	—	668	(668)	—	—	Mortgage Securities
Lender J	—	12,193	(12,193)	—	—	Mortgage Securities
Lender K	—	11,583	(11,583)	—	—	Mortgage Securities
Lender L	—	104	(104)	—	—	Mortgage Securities
Lender M	—	2,405	(2,405)	—	—	Mortgage Securities
Lender N	—	—	79,928	79,928	82,695	Mortgage Securities

Total		$193,247	$(84,393)	$108,854	$113,640

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        As of December 31, 2007, the weighted-average borrowing rate on the Company's Repurchase Agreements for its Agency MBS portfolio was 5.25%, for its retained CMO security was 6.95% and for its Subordinate MBS portfolio was 22.23%.

        On June 22, 2006, the Company entered into a master repurchase agreement with Lender A for up to $200 million (the "Agreement"). The Company will utilize the facility primarily for financing the purchase of prime residential whole mortgage loans. Pursuant to the terms of the Agreement, the Company will pay interest to Lender A, based on the one-month London Interbank Offered Rate Index ("LIBOR") plus an interest rate margin tied to a formula for each tranche of mortgage loans financed, plus various facility fees. As a condition of the facility, the Company is required to maintain certain financial covenants. As of December 31, 2007, the Company is in violation of certain of these covenants and, as a result, is unable to borrow under this facility. In March 2008, the Company entered into a Termination Agreement with the lending institution, without the declaration of any defaults under the facility. Pursuant to the terms of the Termination Agreement, the parties mutually agreed to voluntarily terminate the facility at no further costs to the Company other than certain minor document preparation costs. There were no borrowings under the facility at termination.

        The Company has a committed line of credit with an outside lending institution for up to $20 million. This facility was structured primarily for financing Subordinate MBS. As a condition of the facility, the Company is required to maintain certain financial covenants. As of December 31, 2007, the Company is in violation of certain of these covenants. In March 2008, without declaring an event of default, the Company verbally agreed with the lender to repay the total outstanding principal on the line of approximately $480,000 on the next roll date of April 10, 2008.

        On August 10, 2007, the Company entered into a Master Repurchase Agreement and related Annex I thereto (as amended on October 3, 2007 and November 13, 2007) with RCG PB, Ltd, an affiliate of Ramius Capital Group, LLC (Lender N), in connection with a repurchase transaction with respect to its portfolio of subordinate mortgage-backed securities (the "Repurchase Transaction"). The purchase price of the securities in the Repurchase Transaction was $80,932,928. The fixed term of the Repurchase Transaction is one (1) year and contains no margin or call features. The Repurchase Transaction replaced substantially all of the Company's outstanding Repurchase Agreements, both committed and non-committed, which previously financed the Company's subordinate mortgage-backed securities.

        Pursuant to the Repurchase Transaction, the Company will pay interest monthly at the annual rate of approximately 12%. Other consideration includes all principal payments received on the underlying mortgage securities during the term of the Repurchase Transaction, a premium payment at the termination of the Repurchase Transaction and the issuance of 600,000 shares of the Company's common stock (equal to approximately 7.4% of the Company's outstanding equity).

        If the Company defaults under the Repurchase Transaction, Ramius has customary remedies, including demanding that all assets be repurchased by the Company and retaining and/or selling the assets.

        Per the terms of the Repurchase Transaction, the repurchase price for the securities on the repurchase date of August 9, 2008, assuming no event of default has occurred prior thereto, shall be an amount equal to the excess of (A) the sum of (i) the original purchase price of $80,932,928, (ii) $9,720,000, and (iii) $4,000,000 over (B) the excess of (i) all interest collections actually received by Ramius on the purchased securities, net of any applicable U.S. federal income tax withholding tax

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

imposed on such interest collections, since August 10, 2007, over (ii) the sum of the "Monthly Additional Purchase Price Payments" (as defined below) paid by Ramius to the Company since August 10, 2007. The "Monthly Additional Purchase Price Payment" means, for each "Monthly Additional Purchase Price Payment Date", which is the second Business day following the 25th calendar day of each month prior to the Repurchase Date, an amount equal to the excess of (A) all interest collections actually received by Ramius on the purchased securities, net of any applicable.

        U.S. federal income tax withholding tax imposed on such interest collections, since the preceding Monthly Additional Purchase Price Payment Date (or in the case of the first Monthly Additional Purchase Price Payment Date, August 10, 2007) over (B) $810,000.

10. CMO BORROWING

        The Company has issued long-term debt in the form of collateralized mortgage obligations, or CMOs. All of the Company's CMOs are structured as financing transactions, whereby the Company has pledged mortgage loans to secure CMOs. As the Company retained the subordinated securities of this securitization and will absorb a majority of any losses on the underlying collateral, the Company has consolidated the securitization entity and treats these mortgage loans as assets of the Company and treats the related CMOs as debt of the Company.

        Borrower remittances received on the CMO collateral are used to make payments on the CMOs. The obligations of the CMOs are payable solely from the underlying mortgage loans collateralizing the debt and otherwise are nonrecourse to the Company. The maturity of each class of CMO is directly affected by principal prepayments on the related CMO collateral. Each class of CMO is also subject to redemption according to specific terms of the respective indenture agreements. As a result, the actual maturity of any class of CMO is likely to occur earlier than its stated maturity.

        Information pertaining to the CMOs is summarized as follows (dollars in thousands):

	1999-B Securitization for the Years Ended December 31, 2007
	2007	2006
CMO Borrowing:
Balance of borrowing as of end of period	$4,035	$7,384
Average borrowing balance during the period	$5,323	$9,515
Average interest rate during the period	6.67%	6.50%
Interest rate as of end of period	6.65%	6.85%
Maximum month-end borrowing balance during the period	$7,100	$11,124
Collateral For CMOs:
Balance as of end of period—carrying value	$6,182	$9,736

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        Expected amortization of the underlying mortgage loan collateral for CMOs as of December 31, 2007 is as follows (dollars in thousands):

Year	Principal Balance
2008	$1,842
2009	1,369
2010	997
2011	719
2012	521
Thereafter	1,016

$6,464

11. LIABILITY TO SUBSIDIARY TRUSTS ISSUING PREFERRED AND CAPITAL SECURITIES

        In March 2005, Hanover Statutory Trust I ("HST-I") sold, in a private placement, trust preferred securities for an aggregate amount of $20 million. Hanover owns all of the common stock of HST-I. HST-I used the proceeds to purchase Hanover junior subordinated notes due March 2035, which represent all of the assets of HST-I. The terms of the junior subordinated notes are substantially the same as the terms of the trust preferred securities. The trust preferred securities have a fixed distribution rate of 8.51% per annum during the first five years, after which the distribution rate will float and reset quarterly at the three-month LIBOR rate plus 4.25% per annum.

        Hanover may redeem the notes, in whole or in part, for cash, at par, after March 30, 2010. Hanover may redeem the notes prior to March 30, 2010 for a 7.5% premium. To the extent Hanover redeems the notes, HST-I is required to redeem a corresponding amount of trust preferred securities.

        The ability of HST-I to pay distributions depends on the receipt of interest payments on the debentures. Hanover has the right, pursuant to certain qualifications and covenants, to defer payments of interest on the notes for up to four consecutive quarters. If payment of interest on the notes is deferred, HST-I will defer the quarterly distributions on the trust preferred securities for a corresponding period. Additional interest accrues on deferred payments at the annual rate payable on the notes, compounded quarterly.

        In November 2005, Hanover Statutory Trust II ("HST-II") sold, in a private placement, capital securities of the trust for an aggregate amount of $20 million. Hanover owns all of the common stock of HST-II. HST-II used the proceeds to purchase Hanover fixed/floating rate junior subordinated debt securities due July 2035 (junior subordinated debentures), which represent all of the assets of HST-II. The terms of the junior subordinated debentures are substantially the same as the terms of the capital securities of the trust. The capital securities of the trust have a fixed distribution rate of 9.209% per annum during the first five years, after which the distribution rate will float and reset quarterly at the three-month LIBOR rate plus 4.25% per annum.

        Hanover may redeem the debentures, in whole or in part, for cash, at par, after July 30, 2010. Hanover may redeem the notes prior to July 30, 2010 for a 7.5% premium. To the extent Hanover redeems the debentures; HST-II is required to redeem a corresponding amount of capital securities of the trust.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        The ability of HST-II to pay distributions depends on the receipt of interest payments on the debentures. Hanover has the right, pursuant to certain qualifications and covenants, to defer payments of interest on the debentures for up to four consecutive quarters. If payment of interest on the debentures is deferred, HST-II will defer the quarterly distributions on the capital securities of the trust for a corresponding period. Additional interest accrues on deferred payments at the annual rate payable on the debentures, compounded quarterly.

Summary

	HST-I	HST-II
Trust preferred securities outstanding at December 31, 2007	$20 million	$20 million
Interest rate as of December 31, 2007	8.51%	9.209%
Redemption period, at Hanover's option	After March 30, 2010	After July 30, 2010
Maturity date	March 30, 2035	July 30, 2035

        Under the provisions of the FASB issued revision to FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", Hanover determined that the holders of the trust preferred and capital securities were the primary beneficiaries of the subsidiary trusts. As a result, Hanover cannot consolidate the subsidiary trusts and has reflected the obligation to the subsidiary trusts under the caption "liability to subsidiary trusts issuing preferred and capital securities" and accounts for the investment in the common stock of the subsidiary trusts on the equity method of accounting.

        In December 2007, the Company notified the trustee of HST-I of its intention to defer the payment of interest on the junior subordinated notes for the quarter ended December 31, 2007. The Company may defer the payment of interest for three additional quarters with all deferred interest payments being due on December 31, 2008.

12. EMPLOYEE BENEFIT PLANS AND OTHER COMPENSATION

401(k) Plan

        The Company participates in the Hanover Capital Partners 2, Ltd. 401(k) Plan ("401(k) Plan"). The 401(k) Plan is available to all full-time employees with at least 3 months of service. The Company can, at its option, make a discretionary matching contribution to the 401(k) Plan. For the years ended December 31, 2007, 2006 and 2005, expense related to the 401(k) Plan was approximately $53,000, $53,000 and $68,000, respectively.

Hanover Stock-Based Compensation

        Hanover has adopted two stock-based compensation plans: (i) the 1997 Executive and Non-Employee Director Stock Option Plan (the "1997 Stock Plan") and (ii) the 1999 Equity Incentive Plan (the "1999 Stock Plan", together with the 1997 Stock Plan, the "Stock Plans"). The purpose of the Stock Plans is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to afford additional incentive to others to increase their efforts in providing significant services to the Company. The exercise price for options granted under the Stock Plans cannot be less than the fair market value of the Company's common stock on the date of grant. Options are granted, and the terms of the options are established, by the Compensation Committee of the Board of Directors.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        1997 Stock Plan—The 1997 Stock Plan provides for the grant of qualified incentive stock options, stock options not so qualified, restricted stock, performance shares, stock appreciation rights and other equity-based compensation. The 1997 Stock Plan authorized the grant of options to purchase, and limited stock awards to, an aggregate of up to 425,333 shares of Hanover's common stock.

        1999 Stock Plan—The 1999 Stock Plan authorized the grant of options of up to 550,710 shares of Hanover's common stock.

        Stock option transactions during the years ended December 31, 2007, 2006 and 2005 relating to the 1997 Stock Plan and the 1999 Stock Plan are as follows:

	# of Options for Shares
			Weighted- Average Exercise Price	Weighted- Average Exercise Price
	1997 Stock Plan	1999 Stock Plan
Outstanding as of January 1, 2005	258,824			$15.18

		48,834		$4.95

Stock Option Activity—2005
Granted	2,000	—	$11.40
Exercised	—	(18,000)	$4.62

Outstanding as of December 31, 2005	260,824			$15.16

		30,834		$5.14

Stock Option Activity—2006
Granted	2,000	—	$5.61

Expired	(2,000)	—	$18.13

Outstanding as of December 31, 2006	260,824			$15.06

		30,834		$5.14

Stock Option Activity—2007
Granted	2,000	—	$4.12
Expired	(209,924)	(8,000)	$14.74

Outstanding as of December 31, 2007	52,900			$14.44

		22,834		$5.18

        As of December 31, 2007, 2006 and 2005, 75,734, 291,658, and 291,658 options were exercisable, respectively, with weighted-average exercise prices of $11.65, $14.01, and $14.10, respectively.

        As of December 31, 2007, there were 328,833 and 14,417 shares eligible to be granted under the 1997 Stock Plan and the 1999 Stock Plan, respectively.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        The following table summarizes information about stock options outstanding and exercisable:

1997 Stock Plan				1999 Stock Plan
Exercise Prices	Number Outstanding as of December 31, 2007	Number Exercisable as of December 31, 2007	Weighted- Average Remaining Life in Years	Exercise Prices	Number Outstanding as of December 31, 2007	Number Exercisable as of December 31, 2007	Weighted- Average Remaining Life in Years
$4.12	2,000	2,000	9.38	$3.88	11,334	11,334	2.38
5.61	2,000	2,000	8.39	4.63	6,000	6,000	1.58
10.26	2,000	2,000	5.37	7.69	1,500	1,500	0.01
11.40	2,000	2,000	7.39	7.75	2,000	2,000	3.39
12.67	2,000	2,000	6.39	9.80	2,000	2,000	4.38
15.75	42,900	42,900	4.50

$4.12 to $15.75	52,900	52,900	5.05	$3.88 to $9.80	22,834	22,834	2.28

        In May 2007, the Company granted an option to purchase 2,000 shares of its common stock to one of the Company's independent directors, upon his re-election to the Board of Directors and in accordance with the terms of the Company's 1997 Stock Plan. This option is immediately exercisable and has a term of ten years. The exercise price of the option equals the closing price of the Company's stock on the date of the grant. In the period the option was granted, the Company recorded compensation cost of approximately $1,000, which represents the fair market value of the option as estimated using the Black-Scholes option pricing model.

        In March 2007, the Company issued 29,000 shares of common stock to certain employees of the Company. The shares were issued pursuant to the 1997 Plan and vest over a five-year period. The grants have a total award value of approximately $123,000, which are being amortized to personnel expense on a straight-line basis over the vesting period.

        As part of the sale of the due diligence division, the vesting requirements for common stock previously issued to two employees who were separated from the Company were eliminated. The Company recorded approximately $43,000 of compensation expense for the three months ended March 31, 2007 to reflect this change in vesting requirement.

        In May 2006, the Company granted an option to purchase 2,000 shares of its common stock to one of the Company's independent directors, upon his re-election to the Board of Directors, in accordance with the terms of the Company's 1997 Stock Plan. This option is immediately exercisable and has a term of ten years. The exercise price of the option equals the closing price of the Company's stock on the date of the grant. In the period the option was granted, the Company recorded compensation cost of approximately $1,000, which represents the fair market value of the option as estimated using the Black-Scholes option pricing model.

        In May and August of 2005, the Company issued a total of 22,000 shares of common stock to certain of its employees. The shares were issued pursuant to the 1997 Stock Plan. The shares vest ratably over a five-year period. The Company has accounted for this share issuance under APB No. 25 and the total value of the grants are being amortized to compensation expense ratably over the five-year vesting period, except for the change in vesting requirements described above.

        In May 2005, the Company granted an option to purchase of 2,000 shares of its common stock to one of the Company's independent directors, upon his re-election to the Board of Directors, in accordance with the terms of the Company's 1997 Stock Plan. The exercise price of the option equals

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

the closing market price on the date of grant and expires ten years from the date of the grant. In accordance with APB 25, the Company did not record deferred compensation or compensation expense, as there is no intrinsic value associated with this option.

Bonus Incentive Compensation Plan

        A bonus incentive compensation plan was established in 1997, whereby an annual bonus will be accrued for eligible participants of the Company. The annual bonus generally will be paid one-half in cash and (subject to ownership limits) one-half in shares of common stock in the following year. The Company must generate annual net income before bonus accruals that allows for a return of equity to stockholders in excess of the average weekly ten-year U.S. Treasury rate plus 4.0% before any bonus accrual is recorded. There was no bonus expense recorded for the years ended December 31, 2007, 2006 and 2005. This bonus incentive compensation plan expired in September 2007.

13. INCOME TAXES

The REIT

        Taxable income (loss) for the year ended December 31, 2007 was approximately $(2,907,000). Taxable income (loss) differs from net income (loss) because of timing differences (refers to the period in which elements of net income can be included in taxable income) and permanent differences (refers to an element of net income that must be included or excluded from taxable income).

        The following table reconciles net income (loss) to estimated taxable income (loss) for the year ended December 31, 2007 (dollars in thousands):

Net loss	$(79,988)
Add (deduct) differences:
Mark to market of mortgage assets and other subordinate securities	75,277
Sale of mortgage securities	(123)
Mark to market of freestanding derivatives	825
Income in subsidiaries not consolidated for tax purposes—net	(614)
Interest income and expense adjustments for the sale of securities to Ramius	336
Accrued expenses not yet deductible for tax	1,618
Other	(238)

Estimated taxable income (loss)	$(2,907)

        Excluded from the taxable income (loss) shown above is a loss on the sale of the securities to Ramius under the Repurchase Transaction of approximately $71,958,000. This taxable loss is deferred until either the Company exercises it right to repurchase the securities, in which case the difference between the cost to reacquire the portfolio and the original proceeds received is added to our original tax cost basis of the securities repurchased, or until the right to repurchase the securities expires, in which case the loss becomes realized and subject to capital loss limitations.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        Taxable Subsidiaries (dollars in thousands)

	December 31,
	2007	2006
Deferred tax assets
Federal net operating loss carryforwards	$3,741	$4,020
State net operating loss carryforwards	358	488
Not currently deductible interest	933	943
Goodwill	487	545
	5,519	5,996
Deferred tax liabilities
Capitalized software	(85)	(123)
	(85)	(123)
	5,434	5,873
Valuation allowance	(5,434)	(5,873)

Deferred tax asset—net	$—	$—

        One taxable subsidiary has a Federal tax net operating loss carryforward of approximately $8,800,000 that expires in various years between 2019 and 2025.

        The items resulting in significant temporary differences for the years ended December 31, 2007 and 2006 that generate deferred tax assets relate primarily to the benefit of net operating loss carryforwards and differences in the amortization of goodwill and capitalized software and interest expense payable to Hanover that is non-deductible for income tax purposes. The Company has established a valuation allowance for all of its deferred income tax benefit.

        The Company does not have any unrecognized tax benefits as of December 31, 2007.

        Substantially all tax years remain open to examination by the Internal Revenue Service and the majority of the states in which the Company operates. For the Company's main operating subsidiary, the only tax years remaining open to the state of New Jersey for examination are 2006 and 2007.

        The components of the income tax provision for the years ended December 31, 2007, 2006 and 2005 consist of the following (dollars in thousands):

	Years Ended December 31,
	2007	2006	2005
Current—Federal, state and local	$—	$—	$—
Deferred—Federal, state and local	439	(639)	(959)

	439	(639)	(959)
Valuation allowance	(439)	651	961

Total	$—	$12	$2

        The income tax provision relating to the taxable subsidiaries differs from amounts computed at statutory rates due primarily to state and local income taxes and non-deductible intercompany interest expense.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

14. DERIVATIVE INSTRUMENTS

        Interest rate caps are used to economically hedge the changes in interest rates of the Company's repurchase borrowings. As a result of the Company's establishment of fixed-rate financing for its subordinate MBS portfolio on August 10, 2007 pursuant to the Repurchase Transaction, the notional amount of the interest rate caps exceed the underlying borrowing exposure. However, the Company's potential loss exposures for these instruments is limited to their fair market value of approximately $1,000 at December 31, 2007.

        Forward contracts are used to economically hedge the Company's asset position in whole-pool Fannie and Freddie Mac mortgage-backed securities. As of December 31, 2007, the fair value of the Company's forward sales contracts was a liability of approximately $150,000.

Components of Income From Freestanding Derivatives
(Dollars in thousands)

	Years Ended December 31,
	2007	2006	2005
Mark-to-market and settlements on forward contracts	$1,225	$(2,214)	$234
Mark-to-market on interest rate caps	(26)	(130)	(54)

Net gain (loss) on freestanding derivatives	$1,199	$(2,344)	$180

15. STOCKHOLDERS' EQUITY AND EARNINGS PER SHARE

Common Stock Issuance

        In August 2007, the Company issued 600,000 shares of the Company's common stock to Ramius pursuant to a Stock Purchase Agreement between the Company and RCG PB, Ltd. dated as of August 10, 2007 in consideration for entering into and performing its obligations under the Repurchase Transaction dated as of August 10, 2007. The total market value of the Company's common stock on the date of the Stock Purchase Agreement of approximately $1,218,000 has been recorded as debt discount and is being amortized to interest expense over the term of the Repurchase Transaction.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

Common Stock Repurchase Program

        The Company's Board of Directors has periodically approved programs to repurchase shares of the Company's common stock. A summary of the total authorizations and remaining authority at December 31, 2007 is as follows:

	Share Repurchase Program Authorized in Years Ended December 31,
	2006	2002	2001	2000
Total number of common shares authorized to be repurchased	2,000,000	18,166	60,000	1,000,000

Remaining number of common shares authorized to be repurchased	1,542,800	2,500	1,000	501,025

Total amount authorized for repurchase of common shares	n/a	n/a	n/a	$3,000,000

Remaining amount authorized for repurchase of common shares	n/a	n/a	n/a	$137,000

        In March 2006, the Company's Board of Directors authorized the repurchase of up to 2 million shares of the Company's common stock. There is no expiration date for the Company's repurchase program. The timing and amount of any shares repurchased will be determined by the Company's management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at any time. For the years ended December 31, 2007 and 2006, the Company repurchased 194,100 and 263,100 shares at an average price of $4.94 and $5.62 per share, respectively. There were no other stock repurchases for the years ended December 31, 2007, 2006 and 2005. Under Maryland law, Hanover's state of incorporation, treasury shares are not allowed. As a result, repurchased shares are retired when acquired.

Stockholder Protection Rights Agreement

        In 2000, the Board of Directors approved and adopted the Stockholder Protection Rights Agreement and approved amendments to such agreement in September 2001 and June 2002 (combined, the "Rights Agreement, as amended"). The Rights Agreement, as amended, provides for the distribution of preferred purchase rights ("Rights") to common stockholders. One Right is attached to each outstanding share of common stock and will attach to all subsequently issued shares. Each Right entitles the holder to purchase one one-hundredth of a share (a "Unit") of Participating Preferred Stock at an exercise price of $17.00 per Unit, subject to adjustment. The Rights separate from the common stock ten days (or a later date approved by the Board of Directors) following the earlier of (a) a public announcement by a person or group of affiliated or associated persons ("Acquiring Person") that such person has acquired beneficial ownership of 10% or more of Hanover's outstanding common shares (more than 20% of the outstanding common stock in the case of John A. Burchett or more than 17% in the case of Wallace Weitz) or (b) the commencement of a tender or exchange offer, the consummation of which would result in an Acquiring Person becoming the beneficial owner of 10% or more of Hanover's outstanding common shares (more than 20% of the outstanding common stock in the case of John A. Burchett or more than 17% in the case of Wallace Weitz).

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        If any Acquiring Person holds 10% or more of Hanover's outstanding shares (more than 20% of the outstanding common stock in the case of John A. Burchett or more than 17% in the case of Wallace Weitz) or Hanover is party to a business combination or other specifically defined transaction, each Right (other than those held by the Acquiring Person) will entitle the holder to receive, upon exercise, shares of common stock of the surviving company with a market value equal to two times the exercise price of the Right. The Rights expire in 2010, and are redeemable at the option of a majority of Hanover's Directors at $0.01 per Right at any time until the tenth day following an announcement of the acquisition of 10% or more of Hanover's common stock.

Earnings Per Share From Continuing Operations

        (dollars in thousands, except per share data):

	Years Ended December 31,
	2007	2006	2005
BASIC EARNINGS (LOSS) PER SHARE:
Income (loss) from continuing operations (numerator)	$(80,723)	$(1,951)	$151

Weighted-average common shares outstanding (denominator)	8,265,194	8,358,433	8,443,744

Basic earnings (loss) per share	$(9.77)	$(0.23)	$0.02

DILUTED EARNINGS (LOSS) PER SHARE:
Income (loss) from continuing operations (numerator)	$(80,723)	$(1,951)	$151

Weighted-average common shares outstanding	8,265,194	8,358,433	8,443,744
Add: Incremental common shares from assumed conversion of stock options	—	—	17,159

Diluted weighted-average common shares outstanding (denominator)	8,265,194	8,358,433	8,460,903

Diluted earnings (loss) per share	$(9.77)	$(0.23)	$0.02

        For the years ended December 31, 2007, 2006 and 2005 the number of potential common shares that were anti-dilutive was 199,364, 291,658, and 262,824, respectively.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

16. SUPPLEMENTAL DISCLOSURE FOR STATEMENTS OF CASHFLOWS

        (dollars in thousands):

	Years Ended December 31,
	2007	2006	2005
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	$—	$29	$177

Interest(1)	$15,421	$13,792	$8,177

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES
Common stock issuance of 600,000 shares recorded as debt discount	$1,218	$—	$—

Estimated principal reductions on Subordinated MBS recorded as liability and debt discount	$2,980	$—	$—

Principal reductions on Subordinated MBS applied to liability recorded in connection with debt discount	$1,044	$—	$—

Dividends declared in December but not paid until the following year	$—	$1,236	$2,124

Payable to broker for repurchase of common stock	$—	$24	$—

Common stock issued to Principals	$—	$—	$762

Forgiveness of notes receivable from Principals	$—	$—	$583

2,357 shares of common stock paid to Principal pursuant to Bonus Incentive Compensation Plan in 2005	$—	$—	$25

Transfer of mortgage loans to real estate owned, net	$—	$—	$3,820

Securitization of mortgage loans held for sale into FNMA issues held to maturity	$—	$—	$8,025

(1)
Amounts do not include cash payments for debt issuance costs

17. COMMITMENTS AND CONTINGENCIES

Employment Agreements

        During 2007, the Company entered into employment agreements with two of its executive officers, the Principals. Such agreements (i) have three year terms, and (ii) provide for aggregate annual base salaries of approximately $713,000. In addition, the Principals are entitled to a retention bonus ranging from $300,000 to $200,000 payable in August 2008, provided the Principals are still in employment with the Company. The Company is accruing the cost of these retention bonuses on a straight-line basis over the related service period.

Severance and Retention Agreements

        In 2007, the Company entered into retention agreements with certain of its employees. These retention agreements provide for, among other things, bonuses ranging from $13,000 to $125,000

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

payable in either August 2008 or September 2008 provided the employees are still in employment with the Company. In addition, the employees are entitled to a severance payment of six (6) months base salary and the bonus amount upon the occurrence of certain specified events, including termination by the Company without good cause and termination by the Company following a change in control. The Company is accruing the cost of these retention bonuses on a straight-line basis over the related service period. The Company has not accrued costs for the severance payments as a termination event has not occurred.

Credit Risk

        In October 1998, the Company sold 15 adjustable-rate FNMA certificates and 19 fixed-rate FNMA certificates that the Company received in a swap for certain adjustable-rate and fixed-rate mortgage loans. These securities were sold with recourse. Accordingly, the Company retains credit risk with respect to the principal amount of these mortgage securities. As of December 31, 2007, the unpaid principal balance of these mortgage securities was approximately $2,555,000.

Forward Commitments

        As of December 31, 2007, the Company had forward commitments to sell approximately $29.5 million (par value) of Agency securities that had not yet settled. These forward commitments were entered into to economically hedge approximately $29.6 million principal balance of Agency MBS classified as trading. As of December 31, 2007, the fair value of the Company's forward sales of Agency MBS was a liability of approximately $150,000.

Warehouse Agreement

        On August 28, 2006, the Company entered into a warehouse agreement for up to a $125 million warehousing facility, which is established and financed by a third party. The warehousing facility will allow the Company to acquire a diversified portfolio of mezzanine level, investment grade, asset-backed securities, and certain other investments and assets in anticipation of the possible formation and issuance of a collateralized debt obligation. As of December 31, 2007, the Company has sold five investment grade securities into the warehousing facility with total sales proceeds of $5.7 million. If the Company does not form and issue a collateralized debt obligation, the warehouse agreement will expire and the Company may be liable for any losses incurred by the counterparty in connection with closing the warehousing facility and selling these securities. Due to the turmoil in the mortgage industry during 2007 and the lack of excess available funds, management of the Company has determined it is doubtful the Company can successfully issue the collateralized debt obligation in the short-term. As a result, the Company has recorded an expense of $1.6 million for the year ended December 31, 2007 for the estimated potential cost of closing this facility. If the collateralized debt obligation is completed, the securities will be transferred into the collateralized debt obligation at the sales proceeds amount. The term of the warehouse agreement as of December 31, 2007, is day-to-day or closing and issuance of the collateralized debt obligation.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

Lease Agreements

        The Company has noncancelable operating lease agreements for office space and office equipment. Future minimum rental payments for such leases, as of December 31, 2007, are as follows (dollars in thousands):

Year	Amount
2008	$290
2009	292
2010	246
2011	9
Thereafter	—

$837

        Rent expense for the years ended December 31, 2007, 2006 and 2005 amounted to approximately $296,000, $282,000 and, $301,000, respectively.

Legal Proceedings

        From time to time, we are involved in litigation incidental to the conduct of our business. We are not currently a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on our business, financial condition, or results of operation.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

18. FINANCIAL INSTRUMENTS

        The estimated fair value of the Company's assets and liabilities classified as financial instruments and off-balance sheet financial instruments are as follows (dollars in thousands):

	December 31, 2007		December 31, 2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	$7,257	$7,257	$13,982	$13,982
Accrued interest receivable	1,241	1,241	1,652	1,652
Mortgage loans:
Held for sale	—	—	—	—
Collateral for CMOs	6,182	6,118	9,736	10,025
Mortgage securities
Trading	30,045	30,045	105,104	105,104
Available for sale	82,695	82,695	154,599	154,599
Held to maturity	—	—	6,254	6,226
Other subordinate security	1,477	1,477	2,757	2,695
Restricted cash	480	480	—	—
Interest rate caps	—	—	26	26
Forward commitments to sell mortgage securities	—	—	649	649
Liabilities:
Repurchase Agreements—revolving term	$28,926	$28,926	$193,247	$193,247
Repurchase Agreements—fixed term	79,928	79,279	—	—
CMO borrowing	4,035	3,916	7,384	7,388
Forward commitments to sell mortgage securities	150	150	—	—
Accounts payable, accrued expenses and other liabilities	6,709	6,709	2,757	2,757
Liability to subsidiary trusts	41,239	5,730	41,239	41,239

        The following methods and assumptions were used to estimate the fair value of the Company's financial instruments:

        Mortgage loans—The fair value of these financial instruments is based upon projected prices which could be obtained through investors considering interest rates, loan type and credit quality.

        Mortgage securities and other subordinate securities—The fair value of these financial instruments is based upon some or all of the following: actual prices received upon recent sales of securities to investors, projected prices which could be obtained through investors, estimates considering interest rates, underlying loan type, quality and discounted cash flow analysis based on prepayment and interest rate assumptions used in the market place for similar securities with similar credit ratings.

        Cash and cash equivalents, accrued interest receivable, restricted cash, Repurchase Agreements-revolving term and accounts payable, accrued expenses and other liabilities—The fair value of these financial instruments is determined to be their carrying value due to their high liquidity or short-term nature.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

        Interest rate caps—The fair value of these financial instruments is estimated based on dealer quotes and is the estimated amount the Company would pay to execute new agreements with similar terms.

        Forward commitments to sell mortgage securities—The Company has outstanding forward commitments to sell mortgage securities into mandatory delivery contracts with investment bankers. The fair value of these financial instruments is determined as the difference between the contractual forward sale amount and the market value as provided by independent third parties.

        CMO borrowing—The fair value of these financial instruments is based upon estimates considering interest rates, underlying loan type, quality and discounted cash flow analysis based on prepayment and interest rate assumptions used in the market place for similar securities with similar credit ratings.

        Liability to subsidiary trusts—As of December 31, 2007, the fair value of these instruments is estimated based upon a discounted cashflow model and comparison to select information for a sale of these securities between third parties near that date. As of December 31, 2006, the fair value of this instrument is determined to be carrying value as the overall economic conditions and the Company's credit status remain relatively unchanged from the date the securities were issued.

        Repurchase Agreements—fixed term—The fair value of this instrument is determined through a discounted cashflow model using the weighted average discount rate implicit in the fair value estimate of the Subordinate MBS portfolio, the collateral for this liability, as of the period-end.

19. SUBSEQUENT EVENTS

        In January 2008, the Company notified the trustee of HST-II of its intention to defer the payment of interest on the junior subordinated notes for the quarter ended January 31, 2008. The Company may defer the payment of interest for three additional quarters with all deferred interest payments being due on January 31, 2009.

        In March 2008, the Company notified the trustee of HST-I of it intention to defer the payment of interest on the junior subordinated notes for the quarter ended March 31, 2008. The Company may defer the payment of interest for two additional quarters with all deferred interest payments being due on December 31, 2008.

        In March 2008, the Company and the lending institution which had previously entered into a $200 million financing facility with the Company, without the declaration of any defaults under the facility, entered into a Termination Agreement. Pursuant to the terms of the Termination Agreement, the parties mutually agreed to voluntarily terminate the facility at no further costs to the Company other than certain minor document preparation costs. There are no borrowings under the facility at termination.

        The Company has a committed line of credit with an outside lending institution for up to $20 million. This facility was structured primarily for financing Subordinate MBS. As a condition of the facility, the Company is required to maintain certain financial covenants. As of December 31, 2007, the Company is in violation of certain of these covenants. In March 2008, without declaring an event of default, the Company verbally agreed with the lender to repay the total outstanding principal on the line of approximately $480,000 on the next roll date of April 10, 2008.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2007, 2006 and 2005

20. UNAUDITED QUARTERLY FINANCIAL DATA

        (dollars in thousands, except per share data):

	Three Months Ended
	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Net interest income	$(862)	$948	$2,740	$2,773

Total revenues	$(34,892)	$(29,426)	$(9,137)	$3,286

Total expenses	$2,864	$2,324	$2,323	$3,153

Income (loss) from continuing operations	$(37,728)	$(31,723)	$(11,432)	$160

Income (loss) from discontinued operations	$12	$5	$15	$703

Net income (loss)	$(37,716)	$(31,718)	$(11,417)	$863

Basic earnings (loss) per share(2)	$(4.37)	$(3.83)	$(1.42)	$0.11

Diluted earnings (loss) per share(2)	$(4.37)	$(3.83)	$(1.42)	$0.11

Dividends declared(1)	$—	$—	$—	$0.15

	Three Months Ended
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
Net interest income	$2,708	$2,650	$2,483	$2,495

Total revenues	$2,554	$2,793	$3,714	$2,808

Total expenses	$5,037	$2,684	$2,877	$3,315

Income (loss) from continuing operations	$(2,489)	$136	$865	$(463)

Income (loss) from discontinued operations	$(676)	$(53)	$(12)	$(234)

Net income (loss)	$(3,165)	$83	$853	$(697)

Basic earnings (loss) per share(2)	$(0.38)	$0.01	$0.10	$(0.08)

Diluted earnings (loss) per share(2)	$(0.38)	$0.01	$0.10	$(0.08)

Dividends declared(1)	$0.15	$0.15	$0.20	$0.20

(1)
Quarterly dividends are presented in respect of earnings rather than declaration date.

(2)
Earnings per share are computed independently for each of the quarters presented utilizing the respective weighted average shares outstanding; therefore the sum of the quarterly earnings per share may not equal the earnings per share total for the year.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	June 30, 2008	December 31, 2007
	(Unaudited)
ASSETS
Cash and cash equivalents	$2,597	$7,257
Accrued interest receivable	1,068	1,241
Mortgage loans
Collateral for CMOs	5,395	6,182
Mortgage securities ($45,508 and $112,740 pledged under Repurchase Agreements as of June 30, 2008 and December 31, 2007, respectively
Trading	4,192	30,045
Available for sale	43,508	82,695

	47,700	112,740
Other subordinate security, available for sale	1,510	1,477
Equity investments in unconsolidated affiliates	1,566	1,509
Other assets	2,404	4,782

	$62,240	$135,188

LIABILITIES
Repurchase agreements	$84,027	$108,854
Collateralized mortgage obligations (CMOs)	3,389	4,035
Accounts payable, accrued expenses and other liabilities	5,521	6,709
Liability to subsidiary trusts issuing preferred and capital securities	41,239	41,239

	134,176	160,837

Commitments and Contingencies	—	—
STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value, 10 million shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 90 million shares authorized, 8,656,162 and 8,658,562 shares issued and outstanding as of June 30, 2008 and December 31, 2007, respectively	86	86
Additional paid-in capital	102,961	102,939
Cumulative earnings (deficit)	(117,598)	(71,289)
Cumulative distributions	(57,385)	(57,385)

	(71,936)	(25,649)

	$62,240	$135,188

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Revenues
Interest income	$3,699	$6,488	$8,769	$13,120
Interest expense	5,308	3,748	11,235	7,607

Net interest income before loan loss provision	(1,609)	2,740	(2,466)	5,513
Loan loss provision	—	—	—	—

Net interest income	(1,609)	2,740	(2,466)	5,513
Gain on sale of mortgage assets	—	3	479	194
Loss on mark to market of mortgage assets	(19,052)	(14,481)	(40,537)	(14,624)
Gain (loss) on freestanding derivatives	—	2,468	(98)	2,301
Technology	48	200	258	716
Loan brokering and advisory services	7	—	22	157
Other income (loss)	(3)	(67)	1,626	(108)

Total revenues	(20,609)	(9,137)	(40,716)	(5,851)
Expenses
Personnel	1,075	1,050	2,183	2,129
Legal and professional	429	358	793	958
General and administrative	153	274	354	1,020
Depreciation and amortization	266	157	420	307
Occupancy	88	78	166	153
Technology	12	112	137	309
Financing	—	148	896	301
Other	357	146	700	299

Total expenses	2,380	2,323	5,649	5,476

Operating income (loss)	(22,989)	(11,460)	(46,365)	(11,327)
Equity in income of unconsolidated affiliates	28	28	56	55

Income (loss) from continuing operations before income tax provision	(22,961)	(11,432)	(46,309)	(11,272)
Income tax provision	—	—	—	—

Income (loss) from continuing operations	(22,961)	(11,432)	(46,309)	(11,272)

Discontinued Operations
Income (loss) from discontinued operations before gain on sale and income tax provision	—	15	—	(628)
Gain on sale of discontinued operations	—	—	—	1,346
Income tax provision from discontinued operations	—	—	—	—

Income from discontinued operations	—	15	—	718

Net Income (loss)	$(22,961)	$(11,417)	$(46,309)	$(10,554)

Net income (loss) per common share—Basic
Income (loss) from continuing operations	$(2.66)	$(1.42)	$(5.36)	$(1.40)
Income (loss) from discontinued operations	—	—	—	0.09

Net income (loss) per common share—Basic	$(2.66)	$(1.42)	$(5.36)	$(1.31)

Net income (loss) per common share—Diluted
Income (loss) from continuing operations	$(2.66)	$(1.42)	$(5.36)	$(1.40)
Income (loss) from discontinued operations	—	—	—	0.09

Net income (loss) per common share—Diluted	$(2.66)	$(1.42)	$(5.36)	$(1.31)

Weighed average shares outstanding—Basic	8,635,081	8,028,008	8,632,632	8,070,768
Weighed average shares outstanding—Diluted	8,635,081	8,028,008	8,632,632	8,070,768

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

(in thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Net income (loss)	$(22,961)	$(11,417)	$(46,309)	$(10,554)
Other comprehensive income (loss), net of tax effect of $0:
Net unrealized loss on mortgage securities classified as available for-sale	(18,989)	(4,274)	(40,156)	(13,500)
Reclassification adjustment for net loss included in net income	—	(29)	—	(384)
Reclassification adjustment for impairment expense included in net income	18,989	11,805	40,156	11,805

Other comprehensive income (loss)	—	7,502	—	(2,079)

Comprehensive income (loss)	$(22,961)	$(3,915)	$(46,309)	$(12,633)

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(in thousands, except share data)

(Unaudited)

	Common Stock					Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital	Cumulative Earnings (Deficit)	Cumulative Distributions
	Shares	Amount					Total
Balance, December 31, 2007	8,658,562	$86	$102,939	$(71,289)	$(57,385)	$—	$(25,649)
Amortization of deferred stock grant to key employees	—	—	22	—	—	—	22
Forfeiture of unvested restricted stock	(2,400)	—	(1)	—	—	—	(1)
Stock option issued to director	—	—	1	—	—	—	1
Net income (loss)	—	—	—	(46,309)	—	—	(46,309)
Other comprehensive income (loss)	—	—	—	—	—	—	—

Balance, June 30, 2008	8,656,162	$86	$102,961	$(117,598)	$(57,385)	$—	$(71,936)

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(Unaudited)

	Six Months Ended June 30,
	2008	2007
Operating Activities
Income (loss) from continuing operations	$(46,309)	$(11,272)
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities of continuing operations:
Depreciation and amortization	420	307
Stock-based compensation	21	25
Accretion of net discount to interest income	(2,023)	(3,249)
Accretion of debt discount and deferred financing costs to interest expense	4,207	14
Loss recognized from mark to market of mortgage assets	40,537	14,624
Undistributed earnings of unconsolidated affiliates—net	(56)	(55)
Gain on sale of mortgage assets	(479)	(194)
Loss on disposition of real estate owned	—	47
Gain on loans paid in full	(27)	(72)
Purchase of mortgage securities classified as trading	(4,211)	—
Principal collections on mortgage securities classified as trading	240	7,932
Proceeds from sale of mortgage securities classified as trading	29,917	—
Decrease in accrued interest receivable	173	46
Decrease in other assets	1,467	1,092
Increase (decrease) in accounts payable, accrued expenses and other liabilities	208	(139)

Net cash provided by operating activities of continuing operations	24,085	9,106

Net cash provided by operating activities of discontinued operations	—	1,112

Investing Activities
Purchase of mortgage securities classified as available for sale	—	(10,713)
Principal collections on mortgage securities classified as available for sale	—	736
Principal collections on mortgage securities classified as held to maturity	—	722
Principal collections on CMO collateral	826	2,933
Proceeds from sale of mortgage securities classified as available for sale	—	11,398
Proceeds from disposition of real estate owned	—	525

Net cash provided by investing activities of continuing operations	826	5,601

Proceeds from the sale of HCP	—	1,375

Financing Activities
Decrease in borrowings using repurchase agreements	(28,925)	(9,584)
Payments on CMOs	(646)	(2,775)
Payment of dividends	—	(2,448)
Repurchase of common stock	—	(960)

Net cash used in financing activities of continuing operations	(29,571)	(15,767)

Net increase (decrease) in cash and cash equivalents	(4,660)	1,427

Cash and cash equivalents at beginning of period	7,257	13,982

Cash and cash equivalents at end of period	$2,597	$15,409

See notes to consolidated financial statements

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Business

        Hanover Capital Mortgage Holdings, Inc. (the "Company") is a specialty finance company whose principal business is to generate net interest income on its portfolio of prime mortgage loans and mortgage securities backed by prime mortgage loans on a leveraged basis. The Company avoids investments in sub-prime and Alt-A loans and securities collateralized by sub-prime or Alt-A loans. The Company leverages its purchases of mortgage securities with borrowings obtained primarily through the use of sales with agreements to repurchase the securities ("Repurchase Agreements"). Historically, the Repurchase Agreements were on a 30-day revolving basis and, for the majority of the Company's investments, are currently under a single Repurchase Agreement for a one-year fixed term basis that expires in August 2008. The Company conducts its operations as a real estate investment trust, or REIT for Federal income tax purposes. The Company has one primary subsidiary, Hanover Capital Partners 2, Ltd. ("HCP-2"). References to "we" or the "Company", mean Hanover Capital Mortgage Holdings, Inc., together with its consolidated subsidiaries.

        These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Due to unprecedented turmoil in the mortgage and capital markets during 2007 and into 2008, the Company incurred a significant loss of liquidity over a short period of time. The Company experienced a net loss of approximately $46.3 million and $80.0 million for the six months ended June 30, 2008 and the year ended December 31, 2007, respectively, and its current operations are not cash flow positive. Additional sources of capital are required for the Company to generate positive cash flow and continue operations beyond 2008. These events have raised substantial doubt about the Company's ability to continue as a going concern.

        In order to preserve liquidity while the Company explores opportunities and alternatives for the future, the Company has taken the following steps:

  •
  In August 2007, the Company converted its short-term revolving financing for its primary portfolio of Subordinate mortgage backed securities ("Subordinate MBS") to a fixed-term financing agreement that is due August 9, 2008. Effective August 9, 2008, the Company surrendered to Ramius its entire portfolio of Subordinate MBS in satisfaction of its outstanding obligations under the Repurchase Agreement. See Notes 8 and 14 to Consolidated Financial Statements for additional information.

  •
  In August 2007, the Company significantly reduced the short-term revolving financing for its other portfolios.

  •
  The Company successfully repaid and terminated all short-term revolving financing without any events of default. The Company repaid substantially all short-term revolving financing on one of its uncommitted lines of credit through the sale of the assets securing the credit. In April 2008, the Company paid all of the outstanding balance of approximately $480,000 remaining on its $20 million committed line of credit. The Company's $200 million committed line of credit was voluntarily and mutually terminated with the lender. There were no outstanding balances on this or any other credit line at June 30, 2008.

  •
  The Company elected to defer interest payments on its long-term subordinated debt and may continue to defer these payments, if necessary. The Company has the contractual right to defer

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

    the payment of interest for up to four quarters. See Note 11 and Note 14 for additional information.

  •
  The Company is seeking additional capital or alternatives for the future and has engaged a financial advisor for this purpose.

        The Company deferred the interest payments on the liabilities due to subsidiary trusts issuing preferred and capital securities through the June 30, 2008 and July 30, 2008 interest payment dates. The Company can defer the interest for one additional quarter on each of these instruments. However, the Company is required to pay all deferred interest on December 31, 2008 and January 31, 2009. If the Company continues to defer the interest payments through 2008, the Company will be required to pay approximately $4.5 million of interest in the aggregate on December 31, 2008 and January 31, 2009 and the Company does not anticipate having sufficient funds to pay this obligation without an additional source of capital. Even if the Company is able to renegotiate the forgiveness or continued deferral of these payments, its projected cash and liquidity balances will be eliminated by approximately March 2009. Additional sources of capital are required for the Company to generate positive cash flows and continue operations beyond 2008. These events have raised substantial doubt about the Company's ability to continue as a going concern.

        Prior to 2007, mortgage industry service and technology related income was earned through two separate divisions in HCP-2, Hanover Capital Partners ("HCP") and HanoverTrade ("HT"). Effective January 12, 2007, the assets of HCP's due diligence business, representing substantially all of the assets of HCP, were sold to Terwin Acquisition I, LLC (now known as Edison Mortgage Decisioning Solutions, LLC) (the "Buyer"), which also assumed certain liabilities related thereto. As a result, the net assets and liabilities and results of operations of HCP have been presented as discontinued operations in the accompanying financial information and financial statements in this Form 10-Q.

        The Company's principal executive offices are located at 200 Metroplex Drive, Suite 100, Edison, New Jersey 08817. The Company also maintains an office at 55 Broadway, Suite 3002, New York, NY 10006.

2. Basis of Presentation

Interim Financial Reporting

        The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements.

        In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the calendar year ending December 31, 2008. For further information refer to the consolidated financial statements and footnotes thereto incorporated by reference in the Company's annual report on Form 10-K for the year ended December 31, 2007.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

Fair Value

        The Company reports certain financial assets at fair value and has the opportunity to record other financial assets and liabilities at fair value in the future if it elects, under certain conditions, to do so.

        Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements," establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Basis or Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3
Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. Unobservable inputs would include the Company's own assumptions, based on the best information available in the circumstances, about the market and situations affecting the asset or liability.

        To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

        Some of the Company's financial assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and liabilities include: cash and cash equivalents, accrued interest receivable, restricted cash, repurchase agreements—revolving term, and accounts payable and accrued expenses.

        SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115," allows the Company to elect to measure certain items at fair value and report the changes in fair value through the statement of operations. This election can only be made at certain specified dates and is irrevocable once made. The Company does not have an election policy regarding specific assets or liabilities to elect to measure at fair value, but rather makes the election on an instrument by instrument basis as they are acquired or incurred. The Company has not made this election for any financial assets or liabilities as of June 30, 2008.

Recent Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, which establishes a framework for measuring fair value in GAAP, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. SFAS No. 157 is effective for fiscal years beginning after

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

November 15, 2007 and is to be applied prospectively as of the fiscal year of adoption. The adoption of this pronouncement did not have a material impact on the Company's consolidated financial statements.

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R addresses the recognition and accounting for identifiable assets acquired, liabilities assumed, and noncontrolling interests in business combinations. SFAS 141R also establishes expanded disclosure requirements for business combinations. SFAS 141R is effective for the Company on January 1, 2009, and will be applied prospectively to all business combinations subsequent to the effective date.

        In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company adopted the pronouncement effective as of January 1, 2008 and did not elect to apply the fair value option to any financial assets and liabilities as of January 1, 2008.

        In February 2008, the FASB issued FASB Staff Position No. FAS 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions". This pronouncement provides guidance for a repurchase financing for a previously transferred financial asset between the same two counterparties that is entered into contemporaneously, or in contemplation of, the initial transfer. If certain criteria are met, the transaction is considered a sale and a subsequent financing. If certain criteria are not met, the transaction is not considered a sale with a subsequent financing, but rather a linked transaction that is recorded based upon the economics of the combined transaction, which is generally a forward contract. This pronouncement is effective for fiscal years beginning after November 15, 2008, and it is applied to all initial transfers and repurchase financings entered into after the effective date. The Company is currently reviewing this pronouncement and does not believe the adoption will have a significant impact on its consolidated financial statements.

        In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133", which amends and expands the disclosure requirements of SFAS No. 133 to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, results of operations, and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective January 1, 2009, and early adoption is encouraged. The Company is currently reviewing this pronouncement and does not believe the adoption will have a significant impact on its consolidated financial statements.

        In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles". SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated financial statements.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

3. Fair Value Disclosures

        The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See note 2 for a discussion of the Company's policies regarding this hierarchy.

        The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of June 30, 2008 (dollars in thousands):

	June 30, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Trading securities—non-mortgage assets	$8	$—	$—	$8
Trading securities—Agency MBS		4,192	—	4,192
Available for sale securities—Subordinate MBS	—	—	43,508	43,508
Available for sale securities—Other subordinate securities	—	—	1,510	1,510

Total	$8	$4,192	$45,018	$49,218

        Total assets valued by Level 3 methods are approximately 72% of the Company's total assets as of June 30, 2008.

        Changes in fair value reported in the Consolidated Statement of Operations for assets measured in the consolidated financial statements at fair value on a recurring basis are as follows (dollars in thousands):

	For the six months ended June 30, 2008
	Accreted Interest Income	Other	Mark to Market Gain (Loss)	Total
Trading securities—non-mortgage assets	$—	$(7)	$—	$(7)
Trading securities—Agency MBS	(5)	—	(381)	(386)
Available for sale securities—Subordinate MBS	1,984	—	(40,156)	(38,172)
Available for sale securities—Other subordinate securities	33	—	—	33

Total	$2,012	$(7)	$(40,537)	$(38,532)

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        Changes in carrying values for Level 3 financial instruments measured in the consolidated financial statements at fair value on a recurring basis are as follows (dollars in thousands):

	As of and for the three months ended June 30, 2008
	Assets
	Subordinate MBS	Other subordinate securities	Total
Beginning balance—April 1, 2008	$62,416	$1,493	$63,909
Cumulative effect of adopting accounting pronouncement	—	—	—

Adjusted beginning balance	62,416	1,493	63,909
Total gains (losses):
Included in net income	(18,529)	17	(18,512)
Included in other comprehensive income (loss)	—	—	—
Purchases, sales and principal reductions	(379)	—	(379)
Transfer into or out of Level 3 category	—	—	—

Ending balance	$43,508	$1,510	$45,018

Total gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets on-hand	$(18,529)	$17	$(18,512)

	As of and for the six months ended June 30, 2008
	Assets
	Subordinate MBS	Other subordinate securities	Total
Beginning balance—January 1, 2008	$82,695	$1,477	$84,172
Cumulative effect of adopting accounting pronouncement	—	—	—

Adjusted beginning balance	82,695	1,477	84,172
Total gains (losses):
Included in net income	(38,172)	33	(38,139)
Included in other comprehensive income (loss)	—	—	—
Purchases, sales and principal reductions	(1,015)	—	(1,015)
Transfer into or out of Level 3 category	—	—	—

Ending balance	$43,508	$1,510	$45,018

Total gains (losses) for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets on-hand	$(38,172)	$33	$(38,139)

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        The estimated fair value of all of the Company's assets and liabilities and off-balance sheet financial instruments are as follows (dollars in thousands):

	June 30, 2008		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	$2,597	$2,597	$7,257	$7,257
Accrued interest receivable	1,068	1,068	1,241	1,241
Mortgage loans:
Collateral for CMOs	5,395	5,049	6,182	6,118
Mortgage securities
Trading(1)	4,192	4,192	30,045	30,045
Available for sale(1)	43,508	43,508	82,695	82,695
Other subordinate security, available for sale(1)	1,510	1,510	1,477	1,477
Restricted cash	487	487	480	480
Equity investments in unconsolidated affiliates	1,566	—	1,509	—
Deferred financing costs	976	—	2,105	—
Prepaid expenses and other assets(2)	941	941	2,197	2,197

Total assets	$62,240	$59,352	$135,188	$131,510

Liabilities:
Repurchase Agreements—revolving term	$—	$—	$28,926	$28,926
Repurchase Agreements—fixed term	84,027	43,508	79,928	79,279
CMO borrowing	3,389	3,131	4,035	3,916
Accounts payable, accrued expenses and other liabilities	5,521	5,521	6,709	6,709
Liability to subsidiary trusts	41,239	5,000	41,239	5,731

Total liabilities	134,176	57,160	160,837	124,561
Net equity	(71,936)	2,192	(25,649)	6,949

Total liabilities and net equity	$62,240	$59,352	$135,188	$131,510

(1)
The total amount of these assets or liabilities is measured in the consolidated financial statements at fair value on a recurring basis.

(2)
Approximately $8,000 and $15,000 of these assets as of June 30, 2008 and December 31, 2007, respectively, are measured in the consolidated financial statements at estimated fair value on a recurring basis.

        For assets and liabilities measured in the consolidated financial statements on a historical cost basis, with estimated fair value shown in the above table for disclosure purposes only, the following methods and assumptions were used to estimate fair value:

        Cash and cash equivalents, accrued interest receivable, restricted cash, Repurchase Agreements-revolving term and accounts payable, accrued expenses and other liabilities—The fair value of these financial instruments is estimated to be their carrying value due to their high liquidity or short-term nature.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        Mortgage loans—The fair value of these financial instruments is estimated based upon projected prices which could be obtained through investors considering interest rates, loan type and credit quality. Observable inputs for similar instruments with similar credit ratings are utilized in the estimation of fair value for these instruments and are considered Level 2 inputs.

        CMO borrowing—The fair value of these financial instruments is based upon estimates considering interest rates, underlying loan type, quality and discounted cash flow analysis based on prepayment and interest rate assumptions used in the market place for similar securities with similar credit ratings. Observable inputs for similar instruments with similar credit ratings are utilized in the estimation of fair value for these instruments and are considered Level 2 inputs.

        Liability to subsidiary trusts—The fair value of these instruments is estimated based upon a discounted cash-flow model and comparison to select information for a sale of these securities between third parties in the fourth quarter of 2007. Significant valuation inputs are predominantly Level 3 inputs based upon the lack of comparable market information.

        Repurchase Agreements-fixed term—As of June 30, 2008, the fair value of this instrument is estimated to equal the fair value of the Subordinate MBS collateralizing the debt. The debt may very well have a fair value below the amount presented above after allowances for excess collateral and margin requirements, which could be as much as fifty percent (50%), but we are unable to accurately estimate this amount. The Company surrendered its pledged Subordinate MBS portfolio as payment in full to the lender in August 2008. See Notes 8 and 14 to Consolidated Financial Statements for additional information. The estimated fair value of this portfolio is significantly below the contractual repayment amount of this debt. Significant valuation inputs are predominantly Level 3 inputs based upon the lack of comparable market information. As of December 31, 2007, the fair value of this debt instrument is determined through a discounted cash-flow model using the weighted average discount rate implicit in the estimated fair value of the Subordinate MBS portfolio at that date.

        Deferred financing costs—The fair value of these assets is estimated at zero as the related liabilities are reflected at fair value.

        Equity in unconsolidated affiliates—The fair value of these assets is estimated at zero. The investments in the trusts are 100% owned by the Company and the only assets of the trusts are the excesses of the debt issued by the Company compared to the debt issued by the trusts themselves. By presenting the liabilities to subsidiary trusts issuing preferred and capital securities at fair value, there are no assets with economic value for the investments.

        Prepaid expenses and other assets—The fair value of these financial instruments is estimated to be their carrying value due to the economic value and short-term nature of these assets.

4. Earnings Per Share

        Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock that then shared in earnings and losses. Shares issued during the period and shares reacquired during the period are weighted for the period they were outstanding.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        The components of the computation of basic and diluted earnings (loss) per share are as follows (dollars in thousands, except share and per share data):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Basic earnings (loss) per share:
Income (loss) from continuing operations (numerator)	$(22,961)	$(11,432)	$(46,309)	$(11,272)

Weighted-average common shares outstanding (denominator)	8,635,081	8,028,008	8,632,632	8,070,768

Basic earnings (loss) per share	$(2.66)	$(1.42)	$(5.36)	$(1.40)

Diluted earnings (loss) per share:
Income (loss) from continuing operations (numerator)	$(22,961)	$(11,432)	$(46,309)	$(11,272)

Weighted-average common shares outstanding	8,635,081	8,028,008	8,632,632	8,070,768

Add: Incremental common shares from assumed conversion of stock options	—	—	—	—

Diluted weighted-average common shares outstanding (denominator)	8,635,081	8,028,008	8,632,632	8,070,768

Diluted (loss) earnings per share	$(2.66)	$(1.42)	$(5.36)	$(1.40)

        The calculation of diluted earnings (loss) per share for the three and six months ended June 30, 2008, does not include 99,034 and 100,921 shares, respectively, for assumed conversion of out-of-the-money stock options and unvested restricted stock. The calculation of diluted earnings (loss) per share for the three and six months ended June 30, 2007, does not include 252,574 and 238,934 shares, respectively, for assumed conversion of out-of-the-money stock options and unvested restricted stock.

5. Mortgage Loans

Mortgage Loans—Collateral for CMOs
(dollars in thousands)

	June 30, 2008			December 31, 2007
	Fixed Rate	Adjustable Rate	Total	Fixed Rate	Adjustable Rate	Total
Principal balance	$1,024	$4,614	$5,638	$1,260	$5,204	$6,464
Net (discount)	(19)	(85)	(104)	(22)	(92)	(114)
Loan loss allowance	(25)	(114)	(139)	(32)	(136)	(168)

Carrying value of mortgage loans	$980	$4,415	$5,395	$1,206	$4,976	$6,182

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

        The following table summarizes the activity in the loan loss allowance for mortgage loans securitized as collateral in outstanding CMOs (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Balance, beginning of period	$154	$270	$168	$274
Charge-offs	(2)	—	(2)	(4)
Mortgage loans paid in full	(13)	(72)	(27)	(72)

Balance, end of period	$139	$198	$139	$198

6. Mortgage and Other Subordinate Securities

Mortgage Securities Classified as Trading
(dollars in thousands)

	June 30, 2008			December 31, 2007
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$—	$4,152	$4,152	$29,556	$—	$29,556
Net premium	—	42	42	110	—	110

Amortized cost	—	4,194	4,194	29,666	—	29,666
Gross unrealized (loss) gain	—	(2)	(2)	379	—	379

Carrying value	$—	$4,192	$4,192	$30,045	$—	$30,045

        Mortgage securities classified as trading are whole-pool Fannie Mae and Freddie Mac mortgage-backed securities ("Agency MBS"), and consist solely of fixed rate securities.

Mortgage Securities Classified as Available for Sale
(dollars in thousands)

	June 30, 2008			December 31, 2007
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$217,979	$—	$217,979	$225,769	$—	$225,769
Net (discount) and valuation adjustment	(174,471)	—	(174,471)	(143,074)	—	(143,074)

Amortized cost	43,508	—	43,508	82,695	—	82,695
Gross unrealized gain	—	—	—	—	—	—
Gross unrealized loss	—	—	—	—	—	—

Carrying value	$43,508	$—	$43,508	$82,695	$—	$82,695

        As of June 30, 2008, the Company considers the gross unrealized loss for its subordinate MBS to be other-than-temporary impairments. These declines appear to be due primarily to increased loss

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

expectations, a decline in prepayment rate assumptions and an increase in discount rates. The turmoil in the industry is exceptional and much greater than the normal cyclical swings. The Company is unable to predict when a recovery will occur and the level of recovery. Further, the Company does not have sufficient funds to retire or refinance the outstanding principal under the Repurchase Transaction upon termination of the financing on August 9, 2008 and has surrendered the pledged securities to settle the contractual repayment amount. See Notes 8 and 14 to Consolidated Financial Statements for additional information.

        The overall estimated fair value of the Company's Subordinate MBS portfolio is below the contractual repayment amount of the Repurchase Transaction of $84.9 million by approximately $41.4 million. The lender has recourse only against the Company's Subordinate MBS and not any other asset or right of the Company. GAAP precludes the Company from considering the contractual repayment amount of the Repurchase Transaction, and its recourse limitation, in determining a realizable value for its Subordinate MBS.

        The Company recorded the difference between the adjusted cost basis and the estimated fair value, determined on a security by security basis and without regard to the Repurchase Transaction, as impairment expense of $18,990,000 and $40,156,000 for the three and six months ended June 30, 2008, respectively.

Other Subordinate Security Classified as Available for Sale
(dollars in thousands)

	June 30, 2008			December 31, 2007
	Pledged	Not Pledged	Total	Pledged	Not Pledged	Total
Principal balance	$—	$3,812	$3,812	$—	$3,812	$3,812
Net (discount) and valuation adjustment	—	(2,302)	(2,302)	—	(2,335)	(2,335)

Amortized cost	—	1,510	1,510	—	1,477	1,477
Gross unrealized gain	—	—	—	—	—	—
Gross unrealized loss	—	—	—	—	—	—

Carrying value	$—	$1,510	$1,510	$—	$1,477	$1,477

        Other subordinate security consists of a single security backed by notes that are collateralized by manufactured housing.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

All Mortgage and Other Subordinate Securities by Collateral Type
(dollars in thousands)

	Trading		Available for Sale
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
Fixed-Rate Agency Mortgage-Backed Securities	$4,192	$30,045	$—	$—
Fixed-Rate Subordinate Mortgage Backed Securities	—	—	13,872	20,185
Fixed-Rate Other Subordinate Security	—	—	1,510	1,477
Adjustable-Rate Subordinate Mortgage Backed Securities	—	—	29,636	62,510

Carrying value of mortgage and other subordinate securities	$4,192	$30,045	$45,018	$84,172

7. Other Assets

        The following is a breakdown of other assets (dollars in thousands):

	June 30, 2008	December 31, 2007
Prepaid expenses and other assets	$1,428	$2,677
Deferred financing cost	976	2,105

	$2,404	$4,782

8. Repurchase Agreements and Other Liabilities

        Information pertaining to individual repurchase agreement lenders is as follows (dollars in thousands):

Lender	December 31, 2007 Balance	Net Change	June 30, 2008 Balance	Carrying Value of Underlying Collateral	Type of Collateral
Lender A	$—	$—	$—	$—	Mortgage Loans
Lender B	500	(500)	—	—	Retained CMO Securities, Mortgage Securities
Lender C	28,426	(28,426)	—	—	Mortgage Securities
Lender D	79,928	4,099	84,027	43,508	Mortgage Securities

Total	$108,854	$(24,827)	$84,027	$43,508

        As of June 30, 2008, the weighted-average borrowing rate on the Company's Repurchase Agreements for its Subordinate MBS portfolio was 22.23%.

        On June 22, 2006, the Company entered into a master repurchase agreement with Lender A for up to $200 million. The Company established this facility primarily for financing the purchase of prime residential whole mortgage loans. As a condition of the facility, the Company was required to maintain certain financial covenants. As of December 31, 2007, the Company was in violation of certain of these covenants and, as a result, was unable to borrow under this facility. In March 2008, the Company entered into a Termination Agreement with the lending institution, without the declaration of any defaults under the facility. Pursuant to the terms of the Termination Agreement, the parties mutually

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

agreed to voluntarily terminate the facility at no further costs to the Company other than certain minor document preparation costs. There were no borrowings under the facility at termination.

        The Company had a committed line of credit with an outside lending institution (Lender B) for up to $20 million. This facility was structured primarily for financing Subordinate MBS. As a condition of the facility, the Company was required to maintain certain financial covenants. As of December 31, 2007, the Company was in violation of certain of these covenants. In March 2008, without declaring an event of default, the Company verbally agreed with the lender to repay the total outstanding principal on the line of approximately $480,000 on the next roll date. The line of credit was paid in full on April 10, 2008.

        On August 10, 2007, the Company entered into a Master Repurchase Agreement and related Annex I thereto (as amended on October 3, 2007 and November 13, 2007) with RCG PB, Ltd, an affiliate of Ramius Capital Group, LLC (Lender D), in connection with a repurchase transaction with respect to its portfolio of subordinate mortgage-backed securities (the "Repurchase Transaction"). The purchase price of the securities in the Repurchase Transaction was $80,932,928. The fixed term of the Repurchase Transaction is one (1) year, expiring on August 9, 2008, and contains no margin or call features. The Repurchase Transaction replaced substantially all of the Company's outstanding Repurchase Agreements, both committed and non-committed, which previously financed the Company's subordinate mortgage-backed securities.

        Pursuant to the Repurchase Transaction, the Company pays interest monthly at the annual rate of approximately 12%. Other consideration includes all principal payments received on the underlying mortgage securities during the term of the Repurchase Transaction, a premium payment at the termination of the Repurchase Transaction and the issuance of 600,000 shares of the Company's common stock (equal to approximately 7.4% of the Company's outstanding equity).

        If the Company defaults under the Repurchase Transaction, Ramius has customary remedies, including demanding that all assets be repurchased by the Company and retaining and/or selling the assets.

        Per the terms of the Repurchase Transaction, the repurchase price for the securities on the repurchase date of August 9, 2008, assuming no event of default has occurred prior thereto, shall be an amount equal to the excess of (A) the sum of (i) the original purchase price of $80,932,928, (ii) $9,720,000, and (iii) $4,000,000 over (B) the excess of (i) all interest collections actually received by Ramius on the purchased securities, net of any applicable U.S. federal income tax withholding tax imposed on such interest collections, since August 10, 2007, over (ii) the sum of the "Monthly Additional Purchase Price Payments" (as defined below) paid by Ramius to the Company since August 10, 2007. The "Monthly Additional Purchase Price Payment" means, for each "Monthly Additional Purchase Price Payment Date", which is the second Business day following the 25th calendar day of each month prior to the Repurchase Date, an amount equal to the excess of (A) all interest collections actually received by Ramius on the purchased securities, net of any applicable U.S. federal income tax withholding tax imposed on such interest collections, since the preceding Monthly Additional Purchase Price Payment Date (or in the case of the first Monthly Additional Purchase Price Payment Date, August 10, 2007) over (B) $810,000. If payment cannot be made, Ramius may retain the pledge securities. However, there is no recourse to the Company. As of June 30, 2008 the estimated fair value of the pledged securities, which represents the Company's entire Subordinate MBS portfolio, was approximately $43,508,000. If the debt is not paid and Ramius retains the securities, the difference between the carrying value of the debt and the carrying value of the

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

securities would represent a gain to the Company. See Note 14 to Consolidated Financial Statements for additional information.

9. Derivative Instruments

        Interest rate caps are used to economically hedge the changes in interest rates of the Company's repurchase borrowings.

        Forward contracts are used to economically hedge the Company's asset position in Agency MBS.

        As of June 30, 2008, the fair value of Hanover's interest rate caps was below $1,000. The Company had no forward sales contracts outstanding as of June 30, 2008.

Components of Income From Freestanding Derivatives
(dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Mark to market and settlements on forward contracts	$—	$2,464	$(98)	$2,316
Mark to market on interest rate caps	—	4	—	(15)

Net gain on freestanding derivatives	$—	$2,468	$(98)	$2,301

10. Income Taxes

        Taxable income (loss) for the six months ended June 30, 2008 is approximately $(6,108,000). Taxable income (loss) differs from net income because of timing differences (refers to the period in which elements of net income can be included in taxable income) and permanent differences (refers to an element of net income that must be included or excluded from taxable income).

        The following table reconciles net income to estimated taxable income (loss) for the six months ended June 30, 2008 (dollars in thousands):

Net income (loss)	$(46,309)
Add (deduct) differences:
Valuation adjustments, including mark to market adjustments	40,537
Sale of mortgage securities	(27)
Mark to market of freestanding derivatives	(150)
Net income in subsidiaries not consolidated for tax purposes—net	132
Interest income and expense adjustments for the sale of securities to Ramius	1,097
Reversal of accrued expenses not deductible for tax	(1,618)
Other	230

Estimated taxable income (loss)	$(6,108)

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

11. Liability to Subsidiary Trusts Issuing Preferred Securities

        Hanover has issued trust preferred securities of trusts for which it owns all of the outstanding common stock. In exchange for the proceeds of the sale of trust securities, Hanover issued junior subordinated debt to the trusts. The junior subordinated debt represents all of the trusts' assets and the terms of the junior subordinated debt are substantially the same as the terms of the trust securities. The interest rate of the trust securities is fixed during the first five years.

        The following is a summary of trust preferred securities outstanding as of June 30, 2008:

	HST-I	HST-II
Trust preferred securities outstanding	$20 million	$20 million
Interest rate as of June 30, 2008	8.51%	9.209%
Redemption period, at Hanover's option	After March 30, 2010	After July 30, 2010
Maturity date	March 30, 2035	July 30, 2035
Date issued	March 2005	November 2005

        Under the provisions of the FASB issued revision to FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", Hanover determined that the holders of the trust preferred and capital securities were the primary beneficiaries of the subsidiary trusts. As a result, Hanover cannot consolidate the subsidiary trusts and has reflected the obligation to the subsidiary trusts under the caption "liability to subsidiary trusts issuing preferred and capital securities" and accounts for the investment in the common stock of the subsidiary trusts under the equity method of accounting.

        The Company deferred the payment of interest on the HST-I junior subordinated notes for the quarters ended December 31, 2007, March 31, 2008 and June 30, 2008, respectively. The Company can defer the payment of interest for one additional quarter on September 30, 2008, with all deferred interest payments being due on December 31, 2008.

        The Company deferred the payment of interest on the HST-II junior subordinated notes for the quarters ended January 31, 2008, April 30, 2008 and July 31, 2008, respectively. The Company can defer the payment of interest for one additional quarter on October 31, 2008, with all deferred interest payments being due on January 31, 2009.

12. Supplemental Disclosures for Statements of Cash Flows (dollars in thousands)

	Six Months Ended June 30,
	2008	2007
Supplemental disclosures of cash flow information
Cash paid during the period for:
Income taxes	$—	$—

Interest	$5,278	$7,086

Principal reductions on Subordinate MBS applied to liability recorded in connection with debt discount	$1,397	$—

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

13. Commitments and Contingencies

Warehousing Facility

        On August 28, 2006, the Company entered into a warehouse agreement for up to a $125 million warehousing facility, which was established and financed by a third party. The warehousing facility was established to acquire a diversified portfolio of mezzanine level, investment grade, asset-backed securities, and certain other investments and assets in anticipation of the possible formation and issuance of a collateralized debt obligation. Prior to December 31, 2007, the Company sold five investment grade securities into the warehousing facility with total sales proceeds of $5.7 million. Due to the turmoil in the mortgage industry during 2007 and the lack of excess available funds, the Company determined it was doubtful the Company could successfully issue the collateralized debt obligation in the short-term. The Company determined it may be liable for any losses incurred by the counterparty in connection with closing the warehouse facility and selling these securities and, therefore, recorded a reserve in 2007 in the amount of $1.6 million for the estimated potential cost of closing this facility.

        In 2008, the Company was notified by the counterparty of its intention to terminate the warehousing facility at no cost to the Company. As a result, the Company reversed the entire $1.6 million reserve for the estimated potential cost of closing this facility in the first quarter of 2008.

Severance and Retention Agreements

        Under the terms of employment and retention agreements with key employees, retention payments in the amount of approximately $816,000 will be paid on August 29, 2008, provided that each individual subject to the agreement is still employed with the Company. As of June 30, 2008, approximately $675,000 of severance expense has been accrued.

Lease Agreements

        In January 2007, the Company sold, pursuant to the terms of an Asset Purchase Agreement, to Terwin Acquisition I, LLC ("Buyer") certain assets of its wholly-owned subsidiary Hanover Capital Partners 2, Ltd. ("HCP-2"). As part of that transaction, HCP-2 and the Buyer entered into a Consent to Assignment ("the Agreement") whereby Buyer assumed all of HCP-2's obligations under a Lease Agreement dated March 1, 1994. Pursuant to the Agreement, HCP-2 remains liable for the remaining Lease obligations in the event that Terwin does not pay. As a further component of the transaction, Terwin Holdings, LLC ("Terwin"), the parent company of Buyer, guaranteed Buyer's payment obligations under the Lease.

        The Lease, which expires October 31, 2010, provides for a monthly rental of $32,028. Should the Buyer fail to make the rental payments under the Lease, and Terwin not honor its Guarantee, the remaining rental obligations under the Lease would become an obligation of the Company. The remaining rental obligations under the Lease for the period July 1, 2008 through Lease expiration, total $896,784.

14. Subsequent Events

        In July 2008, the Company notified the trustee of HST-II of its intention to defer the payment of interest on the junior subordinated notes for the quarter ended July 31, 2008. The Company may defer

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

the payment of interest for one additional quarter on October 31, 2008, with all deferred interest payments being due on January 31, 2009.

        On August 6, 2008, the Company notified Ramius of the Company's election to pay all of the Repurchase Price due to Ramius on August 9, 2008, in kind and not with cash.

        Accordingly, the Company surrendered to Ramius, effective August 9, 2008, its entire portfolio of subordinate mortgage-backed securities in satisfaction of its outstanding obligations under the Repurchase Agreement. The Company still continues to maintain its portfolio of Agency mortgage-backed securities.

        The effect on the Company's financial position as of June 30, 2008, of surrendering the portfolio to satisfy the Repurchase Agreement liability is the elimination of the Company's liability under the Repurchase Agreement, the elimination of the Subordinate MBS portfolio and elimination of certain deferred costs that were being amortized to the due date of the Repurchase Agreement.

Effect of Surrender of Subordinate MBS
As of June 30, 2008

Liability under Repurchase Agreement	$84,027
Less—Carry value of Subordinate MBS surrendered	(43,508)
Less—Carry value of certain costs being amortized to August 9, 2008	(316)

Pro Forma Gain upon surrender	$40,203

        The gain will be recognized in income during the third quarter of 2008.

 Annex A

         AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER
DATED AS OF OCTOBER 28, 2008,
AMONG
WALTER INDUSTRIES, INC.,
JWH HOLDING COMPANY, LLC
AND
HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

Annex A-1

Annex A-2

Annex A-3

EXHIBITS:

Exhibit A	Amended and Restated Bylaws of Hanover
Exhibit B	Articles of Amendment and Restatement of Hanover
Exhibit C	Form of Thacher Proffitt & Wood LLP Tax Opinion
Exhibit D	Form of Officer's Certificate for Tax Opinion
Exhibit E	Form of Thacher Proffitt & Wood LLP 40 Act Opinion

Annex A-4

 AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

        THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 28, 2008, is among Walter Industries, Inc., a Delaware corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company wholly-owned by Walter ("Spinco"), and Hanover Capital Mortgage Holdings, Inc., a Maryland corporation ("Hanover") (Walter, Spinco and Hanover, collectively, the "Parties" and each a "Party").

        WHEREAS, the parties to this Agreement wish to amend and restate the Agreement and Plan of Merger, dated as of September 30, 2008 (the "Original Merger Agreement"), by and among Walter, Spinco and Hanover, as provided herein.

        WHEREAS, prior to the Effective Time on the Closing Date, Walter shall distribute all of the issued and outstanding limited liability company interests in Spinco (the "Spinco Interests") on a pro rata basis (the "Distribution") to the holders as of the Walter Record Date of the outstanding common stock, par value $1.00 per share, of Walter ("Walter Common Stock"), in accordance with Section 2.1(a);

        WHEREAS, at the Effective Time, the parties intend to effect a merger of Spinco into Hanover, with Hanover being the Surviving Corporation (as defined herein) (the "Merger");

        WHEREAS, the Parties to this Agreement intend that (i) the Distribution qualify under Section 355 of the Code, (ii) the Merger qualify as a "reorganization" under Section 368 of the Code and (iii) this Agreement constitute a plan of reorganization as that term is defined in Section 368 of the Code and Treasury Regulation Section 1.368-2(g); and

        WHEREAS, prior to the execution of this Agreement, (i) the Parties, Amster Trading Company, Ramat Securities, LTD, John Burchett and Irma Tavares have entered into a Voting Agreement, dated as of September 30, 2008 (the "Voting Agreement"), (ii) Hanover has entered into Exchange Agreements, dated as of September 30, 2008, with each of (a) Taberna Preferred Funding I, Ltd. and (b) Amster Trading Company and Ramat Securities, Ltd (the "Exchange Agreements"), (iii) Hanover and Spinco have entered into a software license agreement (the "License Agreement"), dated as of September 30, 2008, (iv) Hanover and Spinco have entered into a Loan and Security Agreement, dated as of September 26, 2008 (the "REIT Asset Credit Facility"), and (v) certain key employees of Hanover have entered into amendments to existing employee retention agreements with Hanover (collectively, the "Executed Transaction Agreements").

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

ARTICLE 1

DEFINITIONS

        "2008 Tax Year" shall have the meaning specified in Section 8.2(c).

        "Action" shall mean any action, claim, arbitration, proceeding, review, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought or heard by or before any Governmental Authority or arbitrator.

        "Affiliate" shall mean, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession,

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directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

        "40 Act" shall have the meaning specified in Section 5.26.

        "Adjusted Outstanding Surviving Corporation Shares" means the number of shares of common stock of the Surviving Corporation outstanding immediately following the Effective Time plus the number of shares of common stock of the Surviving Corporation reserved for future issuance (i) in settlement of all RSUs to be issued by the Surviving Corporation immediately following the Effective Time to holders of Spinco Options immediately prior to the Effective Time who are listed on Section 2.9(d)(i) of the Spinco Disclosure Letter and (ii) upon exercise of any Exercisable Options.

        "Aggregate Merger Share Issuance" shall mean the aggregate number of shares of common stock of the Surviving Corporation to be issued in the Merger, which shall be a number equal to the product of (i) (x) the sum of (A) the number of shares of Hanover Common Stock outstanding immediately prior to the Effective Time of the Merger (for the avoidance of doubt, after giving effect to the Exchange Share Issuance) plus (B) the number of shares of Hanover Common Stock that would be issued upon exercise of any Exercisable Options, divided by (y) 50, multiplied by (ii) 65 and 2/3; provided that if Hanover makes distributions or dividends in accordance with Section 6.2(b)(i)(B), the Aggregate Merger Share Issuance shall be adjusted in accordance with such Section 6.2(b)(i)(B).

        "Agreement" shall mean this Agreement and Plan of Merger, together with all exhibits attached hereto and the Disclosure Letters.

        "Amended and Restated Bylaws" shall mean the amended and restated bylaws of Hanover substantially in the form attached hereto as Exhibit A.

        "Amended and Restated Charter" shall mean the charter of Hanover, as amended and restated as set forth in the Articles of Amendment and Restatement.

        'AMEX" shall mean the American Stock Exchange.

        "Approved for Listing" shall mean, with respect to the shares of Hanover Common Stock to be issued in the Merger, that such shares have been approved for listing on the AMEX, subject to official notice of issuance.

        "Articles of Amendment and Restatement" shall mean the Articles of Amendment and Restatement of Hanover substantially in the form attached hereto as Exhibit B.

        "Bylaws" shall have the meaning specified in Section 5.3.

        "Change in the Hanover Board Recommendation" shall have the meaning specified in Section 6.4(b).

        "Charter" shall have the meaning specified in Section 5.3.

        "Closing" shall have the meaning specified in Section 2.4.

        "Closing Date" shall have the meaning specified in Section 2.4.

        "Closing Agreement" shall have the meaning specified in Section 8.2(h).

        "Code" shall mean the Internal Revenue Code of 1986, as amended, and, as the context requires, the Treasury regulations promulgated thereunder.

        "Confidentiality Agreement" shall mean the Confidentiality Agreement, dated May 15, 2008, between Walter and Hanover.

        "Contract" shall mean any written loan or credit agreement, note, bond, debenture, indenture, mortgage, guarantee, deed of trust, lease, franchise, permit, authorization, license, contract, instrument,

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employee benefit plan or practice or other binding agreement, obligation, arrangement, understanding or commitment.

        "Current Spinco Employee" shall have the meaning specified in Section 2.9(b).

        "Delaware Certificate of Merger" shall have the meaning specified in Section 2.5.

        "Delaware Secretary of State" shall have the meaning specified in Section 2.5.

        "Disclosure Letters" shall mean, collectively, the Walter Disclosure Letter, the Spinco Disclosure Letter and the Hanover Disclosure Letter.

        "Distribution" shall have the meaning set forth in the Recitals hereto.

        "Distribution Certificate" shall have the meaning specified in Section 2.1(a).

        "Distribution Date" shall mean the date and time that the Distribution shall become effective.

        "DLLCA" shall mean the Delaware Limited Liability Company Act.

        "Effective Time" shall have the meaning specified in Section 2.5.

        "Environmental Claim" shall mean any claim, action, notice, letter, demand or request for information (in each case in writing) by any person or entity alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from any violation of Environmental Law or the release, emission, discharge, presence or disposal of any Hazardous Material at any location.

        "Environmental Law" shall mean any and all foreign, federal, state or local statute, rule, regulation or ordinance, as well as any order, decree, determination, judgment or injunction issued, promulgated, approved or entered thereunder by any Governmental Authority, including requirements of common law, relating to pollution or the protection, cleanup or restoration of the environment, or to the protection of human health as relating to exposure to any Hazardous Material, including the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation, and Liability Act and the Federal Toxic Substances Control Act.

        "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" shall mean, with respect to any Person, any other Person or any trade or business, whether or not incorporated, that, together with such first Person would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the SEC promulgated thereunder.

        "Exchange Agent" shall have the meaning specified in Section 2.1(a).

        "Exchange Agreements" shall have the meaning specified in the Preamble hereof.

        "Exchange Fund" shall have the meaning specified in Section 2.8(a).

        "Exchange Share Issuance" shall have the meaning specified in Section 5.18.

        "Executed Transaction Agreements" shall have the meaning specified in the Preamble hereof.

        "Exercisable Options" shall mean any Hanover Options outstanding immediately prior to the Effective Time, whether then vested and exercisable or not, that, immediately following the Effective Time and after conversion into a Newco Option pursuant to Section 2.9(a) hereof, would be exercisable at an exercise price less than the estimated fair market value (as reasonably determined by Spinco and

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Walter prior to the Effective Time) of the shares of common stock of the Surviving Corporation that would be issued to the holders of such Newco Options upon such exercise.

        "GAAP" shall mean United States generally accepted accounting principles consistently applied throughout the relevant periods.

        "Governmental Authority" shall mean any nation or government or any agency, public of regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, tribal, provincial, state, regional, local or municipal.

        "Hanover" shall have the meaning specified in the Preamble hereof.

        "Hanover Acquisition Agreement" shall mean a letter of intent, agreement in principle, acquisition agreement, exclusivity agreement or other document or agreement related to any Hanover Acquisition Proposal.

        "Hanover Acquisition Proposal" shall mean, other than in connection with the Merger or as otherwise specifically contemplated by this Agreement, any inquiry, proposal or offer relating to (i) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions directly or indirectly involving Hanover or any of its Subsidiaries other than the Merger; (ii) any sale, lease, exchange, transfer or other disposition (including by way of merger, consolidation or exchange), in a single transaction or a series of related transactions, of the assets of Hanover or any of its Subsidiaries constituting 10% or more of the consolidated assets of Hanover or accounting for 10% or more of the consolidated revenues of Hanover; (iii) any tender offer, exchange offer or similar transactions or series of related transactions made by any Person directly or indirectly involving Hanover Common Stock or the common stock of any Subsidiary of Hanover constituting 5% or more of Hanover's common stock or the common stock of any Subsidiary of Hanover; (iv) the acquisition by any Person (other than Walter or any of its Affiliates) of beneficial ownership (as determined pursuant to Rule 13d-3 of the Exchange Act) or the formation of any group (as defined in Section 13(d) of the Exchange Act) to acquire beneficial ownership (as determined pursuant to Rule 13d-3 of the Exchange Act) of 5% or more of Hanover's common stock or the common stock of any Subsidiary of Hanover; or (v) any other substantially similar transaction or series of related transactions that would reasonably be expected to result in the acquisition of a controlling interest in Hanover, or that would be inconsistent in any material respect with, or hinder or delay in any material respect the consummation of, the transactions contemplated by, or otherwise defeat in any material respect the purpose of, the Merger Agreement or the other Executed Transaction Agreements.

        "Hanover Benefit Plans" shall have the meaning specified in Section 5.13(a).

        "Hanover Board Recommendation" shall have the meaning specified in Section 5.18.

        "Hanover Common Stock" shall mean the common stock, par value $0.01 per share, of Hanover.

        "Hanover Disclosure Letter" shall mean the Disclosure Letter prepared and delivered by Hanover to Walter and Spinco prior to the execution of this Agreement.

        "Hanover Employee" shall have the meaning specified in Section 5.13(a).

        "Hanover Options" shall have the meaning specified in Section 2.9(a).

        "Hanover Preferred Stock" shall have the meaning specified in Section 5.2(a).

        "Hanover Rights" shall have the meaning specified in Section 6.2(p).

        "Hanover SEC Documents" shall have the meaning specified in Section 5.5.

Annex A-8

        "Hanover Stock Plans" shall have the meaning specified in Section 2.9(a).

        "Hanover Stockholders Meeting" shall have the meaning specified in Section 6.3(b).

        "Hanover Stockholder Shares" shall mean the shares of common stock of the Surviving Corporation (i) held immediately following the Effective Time by the holders of Hanover Common Stock (including Hanover Common Stock issued in the Exchange Share Issuance) immediately prior to the Effective Time and (ii) that would be issuable to the holders of Exercisable Options if exercised immediately following the Effective Time.

        "Hanover Termination Fee" shall have the meaning specified in Section 9.3(a)(i).

        "Hanover Voting Debt" shall have the meaning specified in Section 5.2(a).

        "Hazardous Material" shall mean chemicals, pollutants, contaminants, hazardous materials, hazardous substances and hazardous wastes, medical waste, toxic substances, petroleum and petroleum products and by-products, asbestos-containing materials, PCBs, and any other chemicals, pollutants, substances or wastes, in each case regulated, or that could result in liability, under Environmental Law.

        "HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        "Initial Submission(s)" shall have the meaning specified in Section 5.12(n).

        "Intellectual Property" shall mean all intellectual property rights of any nature or forms of protection of a similar nature or having equivalent or similar effect to any of these, including all: (i) patents, inventions, discoveries, processes, designs, techniques, developments, technology, algorithms, models, formulae, improvements and know-how, (ii) copyrightable works (including Software); (iii) trademarks, service marks, trade names, service names, brand names, corporate names, domain names, logos, trade dress or other source indicators and all goodwill associated therewith; (iv) trade secrets and proprietary or confidential information and content; and (v) all registrations, applications, divisions, provisionals, continuations, continuations-in-part, re-issues, re-examinations, renewals or equivalent rights and all international and foreign counterparts thereto.

        "IRS" shall mean the U.S. Internal Revenue Service.

        "IRS Ruling" shall have the meaning specified in Section 7.4(f).

        "Knowledge" shall mean (i) when used with respect to Spinco, the actual knowledge of Mark O'Brien, Charles Cauthen, Joseph Troy and Kimberly Perez and (ii) when used with respect to Hanover, the actual knowledge of John Burchett, Irma Tavares and Harold McElraft.

        "Law" means applicable statutes, common laws, rules, regulations, codes, licensing requirements, judgments, injunctions, writs, decrees, Licenses, governmental guidelines, standards or interpretations having the force of law, rules and bylaws, in each case, of or administered by a Governmental Authority.

        "License Agreement" shall have the meaning specified in the Recitals hereto.

        "Licenses" shall mean any license, ordinance, authorization, permit, certificate, easement, variance, exemption, consent, order, franchise or approval from any Governmental Authority, domestic or foreign.

        "Lien" shall mean, with respect to any property or asset, any mortgage, easement, lien, pledge (including any negative pledge), charge, option, right of first or last refusal or offer, security interest or encumbrance of any kind in respect of such property or asset.

        "Material Adverse Effect," with respect to any Person, shall mean any change, effect or circumstance that is materially adverse to the business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, or on the ability of such Person to perform its

Annex A-9

obligations hereunder or under the Executed Transaction Agreements, excluding any such effect to the extent resulting from or arising in connection with (i) changes or conditions generally affecting the industries or segments in which such Person operates or (ii) changes in general economic, market or political conditions which, in the case of (i) or (ii), is not specifically related to, or does not have a materially disproportionate effect (relative to other industry participants) on, such Person, (iii) events adverse to such Person that occurred and were publicly disclosed or were disclosed in writing to the other Parties hereto, prior to the date hereof or are contemplated by any of this Agreement and the Executed Transaction Agreements, or (iv) actions taken or not taken with the express prior written consent of Walter or Spinco, in the case of Hanover, or Hanover, in the case of Walter or Spinco. When used with respect to Spinco, such term, unless otherwise provided herein, shall refer to Spinco after giving effect to the Distribution.

        "Material Software" shall have the meaning specified in Section 5.15(b).

        "Merger" shall have the meaning specified in the Recitals hereto.

        "Merger Share Issuance" shall have the meaning specified in Section 5.18.

        "MGCL" shall mean the Maryland General Corporation Law.

        "Maryland Articles of Merger" shall have the meaning specified in Section 2.5.

        "Newco Option" shall have the meaning specified in Section 2.9(a).

        "Parties" shall have the meaning specified in the Preamble hereto.

        "Party" shall have the meaning specified in the Preamble hereto.

        "past practice" when used with respect to Walter and Spinco shall mean, unless otherwise specified, the past practice of the Spinco Business.

        "PBGC" shall mean the Pension Benefit Guaranty Corporation.

        "Person" shall mean a natural person, corporation, limited liability company, partnership, limited partnership or other entity, including a Governmental Authority.

        "Plan Amendment" shall have the meaning specified in Section 5.18.

        "Proxy Statement/Prospectus" shall mean the proxy statement/prospectus to be distributed to the Hanover stockholders and the Walter stockholders in connection with the Merger and the transactions contemplated by this Agreement, including any preliminary proxy statement/prospectus or definitive proxy statement/prospectus filed with the SEC in accordance with the terms and provisions hereof and prepared in accordance with applicable Law. The Proxy Statement/Prospectus shall constitute a part of the Registration Statement.

        "Record Date" shall have the meaning specified in Section 6.3(b).

        "Registration Statement" shall mean the Registration Statement on Form S-4 to be filed by Hanover with the SEC to effect the registration under the Securities Act of the issuance of shares of Hanover Common Stock to holders of Spinco Interests pursuant to the Merger and prepared in accordance with applicable Law.

        "REIT Asset Credit Facility" shall have the meaning specified in the Recitals.

        "REIT Determination" shall have the meaning specified in Section 8.2(h).

        "Requisite Approvals" shall have the meaning specified in Section 5.19.

        "Requisite Exchange Approval" shall have the meaning specified in Section 5.19.

        "Requisite Charter Approval" shall have the meaning specified in Section 5.19.

Annex A-10

        "Requisite Merger Approval" shall have the meaning specified in Section 5.19.

        "Requisite Plan Amendment Approval" shall have the meaning specified in Section 5.19.

        "RSUs" shall have the meaning specified in Section 2.9(d).

        "Ruling" means any award, decision, injunction, decree, stipulation, settlement, determination, writ, judgment, order, ruling, subpoena or verdict entered, issued, made or rendered by or pursuant to any Governmental Authority or arbitrator.

        "SDAT" shall mean the State Department of Assessments and Taxation of Maryland.

        "SEC" shall mean the U.S. Securities and Exchange Commission.

        "Securities Act" shall mean the Securities Act of 1933, as amended, together with the rules and regulations of the SEC promulgated thereunder.

        "Software" shall mean software, applications, code, databases, systems, networks, documentation, websites and related items.

        "Spinco" shall have the meaning specified in the Preamble hereof.

        "Spinco Assets" shall mean any and all of the assets, properties, goodwill and rights of the Spinco Retained Subsidiaries, wherever located, relating primarily to or used primarily in the Spinco Business as of the Distribution Date

        "Spinco Benefit Plans" shall have the meaning specified in Section 4.12(a).

        "Spinco Business" shall mean the business currently conducted by each of the Spinco Retained Subsidiaries.

        "Spinco Disclosure Letter" shall mean the Disclosure Letter prepared and delivered by Spinco to Hanover prior to the execution of this Agreement.

        "Spinco Employee" shall have the meaning specified in Section 4.12(a).

        "Spinco Interest Holders" shall have the meaning specified in Section 2.9(d).

        "Spinco Interests" shall have the meaning set forth in the Recitals hereto.
        "Spinco LTIP" shall have the meaning specified in Section 2.9(d).

        "Spinco Option" shall have the meaning specified in Section 2.9(d).

        "Spinco Retained Subsidiaries" shall mean all direct and indirect Subsidiaries of Spinco immediately after the Distribution, which shall include each of the entities set forth on Section 4.1 of the Spinco Disclosure Letter.

        "Spinco Retained Subsidiaries Financial Statements xe "Financial Statements" " shall have the meaning specified in Section 4.4.

        "Spinco Voting Debt" shall have the meaning specified in Section 4.2(a).

        "Stockholder Protection Rights Agreement" shall mean the Stockholder Protection Rights Agreement, dated as of April 11, 2000, between Hanover and State Street Bank and Trust Company, as amended September 26, 2001, by and among Hanover, State Street Bank and Trust Company and EquiServe Trust Company, N.A., as amended June 10, 2002, by and between Hanover and EquiServe Trust Company, N.A. and as amended September 30, 2008, by and between Hanover and Computershare Trust Company, N.A.

        "Subsidiaries" shall mean, with respect to any Person, another Person (i) of which 50% or more of the capital stock, voting securities, other voting ownership or voting partnership interests having voting

Annex A-11

power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or other entity (or, if there are no such voting interests, 50% or more of the equity interests) are owned or controlled, directly or indirectly, by such first Person or (ii) of which such first Person is a general partner.

        "Superior Proposal" shall mean a written Hanover Acquisition Proposal from a third-party that is not obtained in violation of Section 6.4(a) hereof for a majority of the voting power of Hanover or a majority of the assets of Hanover and its Subsidiaries, taken as a whole, and which the Board of Directors of Hanover determines in good faith would, if consummated, result in a transaction that is more favorable from a financial point of view to the holders of Hanover Common Stock than the transactions contemplated hereby (including any proposed alterations of the terms hereof submitted by Walter and Spinco in response to such Superior Proposal) (x) after receiving the advice of its financial advisor (which shall be Keefe Bruyette & Woods, Inc. or another nationally recognized investment banking firm), (y) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to the terms herein) and (z) after taking into account all appropriate legal (with advice of outside counsel), financial (including the financing terms of any such proposal), regulatory or other aspects of such proposal, including the identity of the Person making the proposal.

        "Surviving Corporation" shall have the meaning specified in Section 2.1(b).

        "Tax" or "Taxes" shall mean any foreign or U.S. federal, state, local or municipal taxes, charges, fees, levies, imposts, duties, or other assessments of a similar nature, including, income, alternative or add-on minimum, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, withholding, Social Security, unemployment, disability, ad valorem, estimated, highway use, commercial rent, capital stock, paid up capital, recording, registration, property, real property gains, value added, business license, custom duties, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by any taxing authority including any interest, additions to tax, or penalties applicable thereto.

        "Tax Return" shall mean any return, declaration, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any amendment thereto.

        "Termination Date" shall have the meaning specified in Section 9.1(b)(i).

        "Voting Agreement" shall have the meaning specified in the Recitals hereto.

        "Walter" shall have the meaning specified in the Preamble hereto.

        "Walter Common Stock" shall have the meaning set forth in the Recitals hereto.

        "Walter Disclosure Letter" shall mean the Disclosure Letter prepared and delivered by Walter to Hanover prior to the execution of this Agreement.

        "Walter Employee" shall have the meaning specified in Section 2.9(b).

        "Walter Exchange Ratio" shall have the meaning specified in Section 2.9(c).

        "Walter Option" shall have the meaning specified in Section 2.9(b).

        "Walter Record Date" shall mean the close of business on the date to be determined by the Board of Directors of Walter as the record date for determining stockholders of Walter entitled to receive the Distribution.

        "Walter SEC Documents" shall have the meaning specified in Section 3.4(a).

        "Walter Stock Plans" shall have the meaning specified in Section 2.9(b).

        "Walter Termination Fee" shall have the meaning specified in Section 9.3(b).

        "WARN" shall have the meaning specified in Section 4.13(a).

Annex A-12

 ARTICLE 2

THE MERGER

        2.1    Distribution and Merger.    (a) Prior to the Effective Time, on the Closing Date, Walter and Spinco shall, subject to Section 6.7 hereof, on behalf of and as agent for holders as of the Walter Record Date of Walter Common Stock, effect the Distribution and deliver or cause to be delivered, to such bank or trust company as shall be selected by Walter and be reasonably acceptable to Hanover (the "Exchange Agent"), a certificate (the "Distribution Certificate") representing that number of Spinco Interests that is equal to the number of shares of Walter Common Stock that are outstanding as of the Walter Record Date (other than treasury shares, if any). Until the Effective Time, the Exchange Agent shall hold the Spinco Interests represented by the Distribution Certificate on behalf of and as agent for holders as of the Walter Record Date of Walter Common Stock. Until the Effective Time, the Spinco Interests represented by the Distribution Certificate shall not be transferred and the Exchange Agent shall not deliver any Spinco Interests represented by the Distribution Certificate to any stockholder of Walter.

          (b)    Upon the terms and subject to the conditions of this Agreement, and in accordance with the MGCL and the DLLCA, at the Effective Time: (i) Spinco shall be merged into Hanover, the separate existence of Spinco shall cease and Hanover shall continue as the surviving corporation (referred to herein as the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Spinco in accordance with the MGCL and the DLLCA and (ii) the charter of Hanover and bylaws of Hanover as in effect immediately prior to the Effective Time shall be the charter and bylaws of the Surviving Corporation in effect immediately following the Effective Time, which, in accordance with Section 7.12, shall be the Amended and Restated Charter and the Amended and Restated Bylaws, respectively.

          (c)    From and after the Effective Time, the directors of the Surviving Corporation shall be divided equally (or as nearly as possible) into approximately three classes and shall consist of seven directors. One director of the Surviving Corporation, John Burchett, has been designated by Hanover. Six directors of the Surviving Corporation, and the class of each director of the Surviving Corporation from and after the Effective Time (including the director designated by Hanover), shall be designated by Spinco, in its sole discretion, prior to the Effective Time by providing written notice thereof to Hanover, and in any event no later than such time as would reasonably be required for Hanover to include such designations in the Proxy Statement/Prospectus. Spinco may change in its sole discretion any or all of its six designees at any time prior to the Effective Time by providing written notice thereof to Hanover. Hanover may change its designee prior to the Effective Time with the prior written consent of Spinco, which shall not be unreasonably withheld or delayed. The officers of Spinco immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation; provided that John Burchett and Irma Tavares will serve as senior officers of the Surviving Corporation or one or more of its Subsidiaries after the Effective Time. Such directors and officers shall serve until the expiration of their respective terms of office and until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's charter and bylaws.

          (d)    From and after the Effective Time, the Surviving Corporation's executive headquarters will be located in Tampa, Florida.

          (e)    Immediately following the Effective Time, Hanover's name shall be Walter Investment Management Corporation.

          (f)    The Merger shall have the effects set forth in this Article 2 and the applicable provisions of the DLLCA and the MGCL.

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        2.2    Effect on Stock and Limited Liability Company Interests.    At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any stock of Hanover or limited liability company interests in Spinco:

          (a)    Each of the Spinco Interests outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive a number of fully paid and nonassessable shares of the Surviving Corporation's common stock equal to the quotient of (i) (x) the Aggregate Merger Share Issuance minus (y) the aggregate number of shares of the Surviving Corporation's common stock issuable upon the settlement of all of the RSU's to be issued to the holders of Spinco Options immediately prior to the Effective Time who are listed on Section 2.9(d)(i) of the Spinco Disclosure Letter divided by (ii) the aggregate number of Spinco Interests outstanding immediately prior to the Effective Time of the Merger.

          (b)    Each share of Hanover Common Stock issued and outstanding immediately prior to the Effective Time (including the shares of Hanover Common Stock issued pursuant to the Exchange Share Issuance) shall be combined into fully paid and non-assessable shares of common stock of the Surviving Corporation at a rate of 50 shares of Hanover Common Stock for every one share of common stock of the Surviving Corporation.

          (c)    Notwithstanding the foregoing Sections 2.2(a) and 2.2(b), such provisions shall be modified to the extent necessary to ensure that, immediately following the Effective Time, (i) 1.5% of the Adjusted Outstanding Surviving Corporation Shares shall be Hanover Stockholder Shares and (ii) 98.5% of the Adjusted Outstanding Surviving Corporation Shares shall be (x) held by the Spinco Interest Holders or (y) reserved for future issuance in settlement of all RSUs to be issued to holders of Spinco Options immediately prior to the Effective Time who are listed on Section 2.9(d)(i) of the Spinco Disclosure Letter; provided that if Hanover makes distributions or dividends in accordance with Section 6.2(b)(i)(B), the relative ownership of the Adjusted Outstanding Surviving Corporation Shares described in this Section 2.2(c) shall be adjusted in accordance with Section 6.2(b)(i)(B).

          (d)    No dissenting shareholders' or appraisal rights shall be available with respect to the Merger or the other transactions contemplated hereby.

        2.3    Cancellation of Stock.    Each Spinco Interest issued and outstanding immediately prior to the Effective Time, when converted in accordance with Section 2.2, shall no longer be outstanding and shall automatically be canceled and shall cease to exist. Each holder of shares of Walter Common Stock as of the Walter Record Date shall cease to have any rights with respect to such Spinco Interests, except the right to receive the shares of common stock of the Surviving Corporation to which such holder is entitled pursuant to Section 2.2, the amount of dividends or other distributions thereon with a record date after the Effective Time and a payment date prior to the delivery of such shares by the Exchange Agent and any cash in lieu of fractional shares of common stock of the Surviving Corporation payable in accordance with Section 2.8(d), without interest.

        2.4    Closing.    Unless the transactions herein contemplated shall have been abandoned and this Agreement terminated pursuant to Section 9.1, the closing of the Merger and the other transactions contemplated hereby (the "Closing") shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, as promptly as practicable after the later to occur of (i) January 1, 2009, and (ii) the last of the conditions set forth in Article 8 is satisfied or waived (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the Effective Time, but subject to the satisfaction or waiver of those conditions) (the "Closing Date"), or at such other time and place as Walter and Hanover shall agree in writing.

        2.5    Effective Time.    Upon the terms and subject to the conditions of this Agreement, as soon as practicable at or after the Closing, (i) a certificate of merger or other appropriate documents (in any

Annex A-14

such case, the "Delaware Certificate of Merger") shall be filed with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") with respect to the Merger, in such form as is required by, and executed in accordance with, the applicable provisions of the DLLCA, (ii) articles of merger or other appropriate documents (in any such case, the "Maryland Articles of Merger") shall be filed with the SDAT with respect to the Merger, in such form as is required by, and executed in accordance with, the applicable provisions of the MGCL and (iii) all other filings or recordings required under the MGCL and the DLLCA, in each case necessary to effect the Merger shall be made. The Merger shall become effective at the time of filing of the Delaware Certificate of Merger with the Delaware Secretary of State in accordance with the DLLCA and upon the filing and acceptance for record by the SDAT of the Maryland Articles of Merger in accordance with the MGCL, or at such later time as the parties hereto may agree and as is provided in the Delaware Certificate of Merger and the Maryland Articles of Merger that is not more than 30 days after the acceptance of the Maryland Articles of Merger for record by the SDAT. The date and time at which the Merger shall so become effective is herein referred to as the "Effective Time."

        2.6    Effects of the Merger.    The Merger shall have the effects set forth in Section 3-114 of the MGCL and Section 18-209 of the DLLCA.

        2.7    Closing of Transfer Books.    From and after the Effective Time, the unit transfer books of Spinco shall be closed and no transfer shall be made of any interests in Spinco that were outstanding immediately prior to the Effective Time.

        2.8    Exchange of Certificates. (a) Exchange Agent.    As soon as practicable after the Effective Time (but no later than five (5) business days after the Closing Date), the Surviving Corporation shall deposit with the Exchange Agent, for the benefit of the Walter stockholders as of the Walter Record Date and for the purpose of exchanging the Distribution Certificate for that number of shares of common stock of the Surviving Corporation that is to be issued in the Merger in accordance with this Article 2, the shares of common stock of the Surviving Corporation (such shares of common stock of the Surviving Corporation, together with any dividends or distributions thereon having a record date after the Effective Time and a payment date prior to the delivery of such shares by the Exchange Agent and any cash in lieu of fractional shares of common stock of the Surviving Corporation payable in accordance with Section 2.8(d), being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.2 in exchange for outstanding Spinco Interests. The Exchange Agent shall, pursuant to irrevocable instructions, deliver to the Walter stockholders as of the Walter Record Date the shares of common stock of the Surviving Corporation contemplated to be issued pursuant to Section 2.2 from the shares of stock held in the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Surviving Corporation shall deliver all such dividends referred to above to the Exchange Agent. Walter stockholders shall not be entitled to receive interest on any funds in the Exchange Fund.

          (b)    Exchange Procedures.    As promptly as practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail or deliver to the Walter stockholders as of the Walter Record Date (i) the number of whole shares of common stock of the Surviving Corporation that such holder has the right to receive pursuant to this Article 2 (and cash in lieu of any fractional shares of common stock of the Surviving Corporation, as contemplated by Section 2.8(d)) and (ii) the amount of dividends and other distributions, if any, with a record date after the Effective Time which theretofore became payable with respect to such shares of common stock of the Surviving Corporation, and the Distribution Certificate shall forthwith be cancelled. The Surviving Corporation shall be entitled, and may instruct the Exchange Agent, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts required to be deducted and withheld with respect to the making of such payments under the Code or any provision of U.S., state or local or foreign tax Law. Any withheld amounts shall be

Annex A-15

  treated for all purposes of this Agreement as having been paid to the applicable Walter stockholder.

          (c)    No Further Ownership Rights in Spinco Interests.    All shares of common stock of the Surviving Corporation issued pursuant to Sections 2.8(a) and (b) and any cash paid pursuant to Section 2.8(d) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Spinco Interests that were converted in the Merger in accordance with Section 2.2.

          (d)    No Fractional Shares.    Notwithstanding anything herein to the contrary, no certificate or scrip representing fractional shares of common stock of the Surviving Corporation shall be issued in the Merger, and, to the extent the Merger would otherwise result in any Walter stockholder as of the Walter Record Date or any holder of Hanover Common Stock immediately before the Effective Time being entitled to receive a fractional share of common stock of the Surviving Corporation, such fractional share interests will not entitle any such stockholder to vote or to any rights as a stockholder of the Surviving Corporation. All fractional interests in common stock of the Surviving Corporation that would otherwise be issuable as a result of the Merger shall be aggregated and, if a fractional interest results from such aggregation, the holder otherwise entitled thereto shall be entitled to receive, in lieu thereof, an amount in cash determined by multiplying (i) the closing sale price per share of Hanover Common Stock on the AMEX (or, if Hanover Common Stock is not then listed on the AMEX, on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service, as contemplated by Section 7.2(b)) on the business day preceding the Effective Time, if the stock is being traded on such date, appropriately adjusted to take into account any reverse stock split or similar transaction consummated following such date and prior to the Effective Time, or, if the stock is not being traded on such date, the closing sale price per share of common stock of the Surviving Corporation on the AMEX (or, if Hanover Common Stock is not then listed on the AMEX, on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service, as contemplated by Section 7.2(b)) on the first business day that such stock is traded, by (ii) the fraction of a share of common stock of the Surviving Corporation to which such holder would otherwise have been entitled. The Surviving Corporation shall timely make available to the Exchange Agent any cash necessary to make payments in lieu of fractional shares as aforesaid. Alternatively, the Surviving Corporation shall have the option of instructing the Exchange Agent to aggregate all fractional interests in common stock of the Surviving Corporation resulting from the Merger, sell shares representing such aggregate interests in the public market and distribute to the Walter stockholders as of the Walter Record Date who otherwise would have been entitled to fractional shares a pro rata portion of the proceeds of such sale.

          (e)    Termination of Exchange Fund.    Any portion of the Exchange Fund and any cash in lieu of fractional shares of common stock of the Surviving Corporation made available to the Exchange Agent that remains undistributed on the one-year anniversary of the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any Walter stockholder as of the Walter Record Date and any holder of the Hanover Common Stock shall thereafter look only to the Surviving Corporation for payment of such claim for common stock of the Surviving Corporation and any cash in lieu of fractional shares of common stock of the Surviving Corporation and any dividends or distributions with respect to common stock of the Surviving Corporation.

          (f)    No Liability.    Neither Hanover nor the Surviving Corporation shall be liable to any Walter stockholder as of the Walter Record Date or any holder of shares of Hanover Common Stock or common stock of the Surviving Corporation for shares of common stock of the Surviving Corporation (or dividends or distributions with respect thereto or with respect to Spinco Interests) or cash in lieu of fractional shares of common stock of the Surviving Corporation delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Annex A-16

        2.9    Employee Stock Options and Other Equity Awards.    (a) In accordance with the terms of the Hanover 1999 Equity Incentive Plan and the Hanover 1997 Executive and Non-Employee Director Stock Option Plan (collectively, the "Hanover Stock Plans"), the Board of Directors (or any committee thereof) of Hanover shall take any action necessary to ensure that each outstanding option to acquire shares of Hanover Common Stock, whether or not exercisable (a "Hanover Option") (i) shall be appropriately adjusted to reflect the occurrence of the transactions contemplated hereby (each option to acquire a share of common stock of the Surviving Corporation, a "Newco Option") and (ii) to the extent unexercisable as of the Effective Time, shall, as a result of the transactions contemplated by this Agreement, become vested or exercisable. With respect to each other outstanding incentive award denominated in or related to Hanover Common Stock, whether or not exercisable, granted to a Hanover Employee under the Hanover Stock Plans, such awards (i) shall be similarly adjusted to reflect the occurrence of the transactions contemplated by this Agreement and (ii) to the extent unexercisable as of the Effective Time, shall, as a result of the transactions contemplated by this Agreement, become vested or exercisable.

          (b)    In accordance with the terms of the 2002 Long-Term Incentive Award Plan and the 1995 Long-Term Incentive Award Plan and any other stock option or stock incentive compensation plan maintained by Walter for its employees, officers or directors (a "Walter Employee"), as each such plan has from time to time been amended (collectively, the "Walter Stock Plans"), each outstanding option to acquire shares of Walter Common Stock, whether or not exercisable (each, a "Walter Option"), granted to a Spinco Employee who is employed by Spinco as of the Effective Time (each a "Current Spinco Employee") (x) shall be appropriately adjusted into a Newco Option and (y) to the extent unexercisable as of the Effective Time, shall not, as a result of the transactions contemplated by this Agreement, become vested or exercisable. With respect to each other outstanding incentive award denominated in or related to Walter Common Stock, whether or not exercisable, granted to a Current Spinco Employee under the Walter Stock Plans, such awards (i) shall be similarly adjusted to reflect the occurrence of the transactions contemplated by this Agreement and (ii) to the extent unexercisable as of the Effective Time, shall not, as a result of the transactions contemplated by this Agreement, become vested or exercisable.

          (c)    All Walter Options held by the Current Spinco Employees to be adjusted pursuant to Section 2.9(b) shall be converted into a right to acquire, on the same terms and conditions as were applicable to such Walter Options prior to the Effective Time:

              (i)  that number of shares of common stock of the Surviving Corporation determined by multiplying the number of shares of Walter Common Stock subject to such Walter Options by the Walter Exchange Ratio (defined below), rounded down, if necessary, to a whole share of common stock of the Surviving Corporation,

             (ii)  at a price per share (rounded up, if necessary, to the nearest whole penny) equal to the per share exercise price specified in such Walter Option divided by the Walter Exchange Ratio.

        For purposes of this Section 2.9(c), the Walter Exchange Ratio shall mean a fraction, the numerator of which shall be the fair market value (as defined in the Walter Stock Plans) in dollars per share of Walter Common Stock immediately prior to the Effective Time and the denominator of which shall be the value in dollars per share of common stock of the Surviving Corporation immediately after the Effective Time.

          (d)    Each outstanding award to acquire Spinco Interests, whether or not exercisable (each a "Spinco Option"), granted under the 2007 Long-Term Incentive Award Plan of JWH Holding Company, LLC (the "Spinco LTIP") shall, as of the Effective Time, by action of Spinco, be replaced (except for Spinco Options the treatment of which in the Merger is hereafter separately agreed to by Spinco and the holder of such Spinco Options, which Spinco Options shall be treated

Annex A-17

  as so agreed, provided that such treatment does not involve the issuance by the Surviving Corporation of any consideration that results in Hanover Stockholder Shares representing less than 1.5% of the Adjusted Outstanding Surviving Corporation Shares) with an equity award denominated in common stock of the Surviving Corporation and appropriately adjusted to reflect the occurrence of the transactions contemplated by this Agreement; provided, that such equity award shall not result in the total number of Hanover Stockholder Shares representing less than 1.5% of the Adjusted Outstanding Surviving Corporation Shares immediately following the Effective Time.

              Notwithstanding anything to the contrary in the foregoing, it is acknowledged and agreed that Spinco and the holders of Spinco Options who are listed on Section 2.9(d)(i) of the Spinco Disclosure Letter may agree separately that, as of the Effective Time, by action of Spinco, their Spinco Options shall be cancelled and cease to be outstanding. In consideration for their efforts in connection with the contemplated transactions and for no consideration being paid with respect to the cancellation of their Spinco Options, such holders shall be entitled to receive from the Surviving Corporation as soon as practicable after the Effective Time an aggregate number of restricted stock units that corresponds to notional shares of common stock of the Surviving Corporation (the "RSUs"). The number of RSUs shall be determined by multiplying (a) (x) the total number of shares of common stock of the Surviving Corporation that, absent such grant of RSUs, would be held by the holders of Spinco Interests immediately following the Effective Time ("Spinco Interest Holders") and (y) the Hanover Stockholder Shares, by (b) 0.03333. For the avoidance of doubt, and as contemplated in Section 2.2(a)(i) hereof, such number of RSUs (and the shares of common stock of the Surviving Corporation used to settle such RSUs) shall reduce the number of shares of common stock of the Surviving Corporation that would otherwise be payable to Spinco Interest Holders immediately following the Effective Time, but shall not reduce the number of Hanover Stockholder Shares. Each such RSU shall be paid out with a single share of common stock of the Surviving Corporation no earlier than the third anniversary of the Effective Date. The details of the payment of the RSUs and the shares of the common stock of the Surviving Corporation shall be as specified on Section 2.9(d)(ii) of the Spinco Disclosure Letter.

          (e)    As soon as practicable after the Effective Time, Surviving Corporation shall deliver to the holders of Newco Options or other outstanding awards denominated in or related to common stock of the Surviving Corporation (pursuant to the terms and conditions of this Section 2.9) appropriate notices setting forth such holders' rights thereunder (which, for the avoidance of doubt, shall have the same terms and conditions applicable to those awards prior to the Effective Time, except for such adjustments and changes permitted under the terms of the applicable plans to effectuate the provisions of this Agreement).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF WALTER

        Except (i) as set forth in the Walter Disclosure Letter (it being agreed that, except as otherwise expressly provided in the Disclosure Letter, disclosure of any item in any section of a Party's Disclosure Letter shall be deemed disclosure with respect to any other section to such Party's Disclosure Letter to which the relevance of such item is reasonably apparent on its face), (ii) as disclosed in the Walter SEC Documents (other than any disclosures included in such filings that are predictive, speculative or forward-looking in nature, including any disclosures in any "Risk Factors" sections thereof) or (iii) as

Annex A-18

expressly contemplated by the Executed Transaction Agreements, Walter represents and warrants to Hanover as follows:

        3.1    Organization, Qualification, Etc.    Walter is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Walter and its Subsidiaries have all requisite corporate power and authority to own, lease and operate the properties owned, leased or operated by the Spinco Business and to carry on the Spinco Business as now being conducted. Each of Walter and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by the Spinco Business, or the nature of the Spinco Business conducted by it, makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        3.2    Corporate Authority; No Violation, Etc.    Walter has the requisite corporate power and authority to enter into this Agreement and each Executed Transaction Agreement to which Walter is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Walter of this Agreement and each Executed Transaction Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Walter. This Agreement has been duly executed and delivered by Walter and, assuming due authorization, execution and delivery by Hanover and Spinco, constitutes a legal, valid and binding agreement of Walter, enforceable against Walter in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Each Executed Transaction Agreement to which Walter is a party has been duly executed and delivered by Walter and, subject to due authorization, execution and delivery thereof by the other parties thereto, constitutes a legal, valid and binding agreement of Walter, enforceable against Walter in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. None of the execution and delivery by Walter of this Agreement or any Executed Transaction Agreement, the consummation by Walter of the transactions contemplated hereby or thereby or compliance by Walter with any of the provisions hereof or thereof (i) violates or conflicts with any provisions of Walter's certificate of incorporation or bylaws, (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under, any Contract to which Spinco or any of the Spinco Retained Subsidiaries is a party or by which Spinco or any of the Spinco Retained Subsidiaries or any of the Spinco Assets is or will be bound or affected, (iv) results in the creation of a Lien on any of the Spinco Interests, capital stock of any Spinco Retained Subsidiary or on any of the Spinco Assets or (v) violates or conflicts with any Law applicable to Walter or any of its Subsidiaries (including Spinco and its Subsidiaries), or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Walter.

        3.3    Brokers or Finders.    Except as set forth on Section 3.3 of the Walter Disclosure Letter, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by Walter or any of its Subsidiaries, directors, officers or employees, to any financial advisory, broker's, finder's or similar fee or commission from, to reimbursement of expenses by or to indemnification or contribution by, in each case, Walter, Spinco or any of their respective Subsidiaries in connection with any of the transactions contemplated by this Agreement or the Executed Transaction Agreements.

Annex A-19

        3.4    Walter Reports and Financial Statements.    (a) As of their respective dates, all reports, prospectuses, forms, schedules, registration statements, proxy statements or information statements required to be filed by Walter under the Securities Act or under the Exchange Act (the "Walter SEC Documents") complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and none of such Walter SEC Documents when filed contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Since January 1, 2007, Walter has timely filed all reports, registration statements and other filings required to be filed with the SEC under the rules and regulations of the SEC. The books and records of Walter and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements. Each of the foregoing representations in this Section 3.4 is made only with respect to information relating to the Spinco Business and with "materiality" being defined by reference to Walter as a whole and not by reference to Spinco or the Spinco Business.

          (b)    Each of the consolidated financial statements of Walter and its Subsidiaries included (or incorporated by reference) in the Walter SEC Documents (including the related notes and schedules, where applicable) fairly present (subject, in the case of the unaudited statements, to normal year-end auditing adjustments, none of which are expected to be material in nature or amount), in all material respects, the results of the consolidated operations and changes in stockholders' equity and cash flows and consolidated financial position of Walter and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such consolidated financial statements (including the related notes and schedules, where applicable) complied, as of the date of filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC applicable thereto and each of such financial statements (including the related notes and schedules, where applicable) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto.

        3.5    No Other Representations and Warranties.    Except for the representations and warranties contained in this Article 3 and except for any representations and warranties specifically set forth in the Executed Transaction Agreements, Hanover acknowledges that neither Walter nor any other Person makes any express or implied representation or warranty with respect to Walter and its Subsidiaries or otherwise or with respect to any other information provided to Hanover, whether on behalf of Walter or such other Persons. Neither Walter nor any other Person will have or be subject to any liability or indemnification obligation to Hanover or any other Person to the extent resulting from the distribution to Hanover or Hanover's use of, any information related to Walter and any other information, document, financial information or projections or material made available to Hanover in certain "data rooms," management presentations or any other form in connection with the transactions contemplated by this Agreement.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SPINCO

        Except (i) as set forth in the Spinco Disclosure Letter (it being agreed that, except as otherwise expressly provided in the Disclosure Letter, disclosure of any item in any section of a Party's Disclosure Letter shall be deemed disclosure with respect to any other section to such Party's Disclosure Letter to which the relevance of such item is reasonably apparent on its face), (ii) as disclosed in the Walter SEC Documents (other than any disclosures included in such filings that are predictive, speculative or forward-looking in nature, including any disclosures in any "Risk Factors" sections thereof) or (iii) as expressly contemplated by the Executed Transaction Agreements, Spinco represents and warrants to

Annex A-20

Hanover as follows and in each case after giving effect to the Distribution (unless otherwise explicitly stated):

        4.1    Organization, Qualification, Etc.    Spinco is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Spinco has or will have at the Effective Time all requisite power and authority to own or lease and operate and use the Spinco Assets and carry on the Spinco Business as presently conducted and is or will be at the Effective Time duly qualified and licensed to do business and is or will be at the Effective Time in good standing in each jurisdiction in which the ownership or leasing of any Spinco Assets or the conduct of the Spinco Business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco. Each of the Spinco Retained Subsidiaries is or will be at the Effective Time a corporation or (as indicated in Section 4.1 of the Spinco Disclosure Letter) other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the relevant jurisdiction, in good standing under the laws of the state or other jurisdiction of its incorporation or other organization, has or will have at the Effective Time all requisite power and authority to own or lease and operate and use its properties and assets and to carry on its business as presently conducted and is or will be duly qualified and licensed to do business and is or will be at the Effective Time in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        4.2    Capitalization and Other Matters.    (a) The Spinco Interests as of the date hereof consist of one limited liability company interest, which is held by Walter. Immediately following the Distribution, (i) there will be outstanding a number of Spinco Interests equal to the number of shares of Walter Common Stock outstanding as of the Walter Record Date, (ii) no Spinco Interests will be held by Spinco in its treasury and (iii) no bonds, debentures, notes or other indebtedness of Spinco or any of the Spinco Retained Subsidiaries having the right to vote (or convertible into securities having the right to vote) on any matters on which holders of limited liability company interests in Spinco (including Spinco Interests) may vote ("Spinco Voting Debt") will be issued or outstanding. All outstanding Spinco Interests are, and all Spinco Interests which may be issued will be, when issued, duly authorized, validly issued, fully paid and not subject to preemptive rights. Except as set forth in this Section 4.2, as of the date of this Agreement there are not outstanding (i) any Spinco Interests, Spinco Voting Debt or other voting securities of Spinco, (ii) any securities of Spinco or any of the Spinco Retained Subsidiaries convertible into or exchangeable for Spinco Interests, Spinco Voting Debt or other voting securities of Spinco or (iii) except as specified in Section 2.9 and Section 7.5, any options, warrants, calls, rights (including preemptive rights), commitments or other Contracts (other than this Agreement and the Executed Transaction Agreements) to which Spinco or any of the Spinco Retained Subsidiaries is a party or by which Spinco or any of the Spinco Retained Subsidiaries will be bound obligating Spinco or any of the Spinco Retained Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, or otherwise relating to, Spinco Interests, Spinco Voting Debt or other voting securities of Spinco or any of the Spinco Retained Subsidiaries or obligating Spinco or any of the Spinco Retained Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or Contract. Section 4.2 of the Spinco Disclosure Letter contains a true and complete list of each entity that will be a material Subsidiary of Spinco at the Effective Time, including its jurisdiction of organization, Spinco's interest therein and a brief description of the principal line or lines of business conducted by each such material Subsidiary. All the issued and outstanding shares of capital stock of, or other equity or voting interests in, each Spinco Retained Subsidiary are owned by Spinco, by another wholly-owned Spinco Retained Subsidiary or by Spinco and another wholly-owned Spinco Retained Subsidiary, free and clear of all Liens and are duly authorized, validly issued, fully paid and nonassessable.

Annex A-21

          (b)    Except for the Limited Liability Company Agreement of Spinco, there are no stockholder agreements, voting trusts or other Contracts to which Spinco is a party or by which it is bound relating to the voting or transfer of any Spinco Interests. Except for the shares of capital stock of, or other equity interest in, its Subsidiaries, as of the date of this Agreement, Spinco does not own, directly or indirectly, any capital stock of, or other equity interest or voting interests in, any corporation, partnership, joint venture, association, limited liability company or other entity.

        4.3    Authority; No Violation, Etc.    Spinco has the requisite limited liability company power and authority to enter into this Agreement and each Executed Transaction Agreement to which Spinco is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Spinco of this Agreement and each such Executed Transaction Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action on the part of Spinco. This Agreement has been duly executed and delivered by Spinco and, assuming the due authorization, execution and delivery of this Agreement by Hanover and Walter, constitutes a legal, valid and binding agreement of Spinco, enforceable against Spinco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Each Executed Transaction Agreement to which Spinco is a party has been duly executed and delivered by Spinco and, assuming the due authorization, execution and delivery thereof by each of the other parties thereto, constitutes a legal, valid and binding agreement of Spinco, enforceable against Spinco in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. None of the execution and delivery by Spinco of this Agreement or any Executed Transaction Agreement, the consummation by Spinco of the transactions contemplated hereby or thereby or compliance by Spinco with any of the provisions hereof or thereof (i) violates or conflicts with any provisions of Spinco's or any Spinco Retained Subsidiary's organizational documents, (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which Spinco or any of the Spinco Retained Subsidiaries is a party or by which Spinco or any of the Spinco Retained Subsidiaries or any of the Spinco Assets is bound or affected, (iv) results in the creation of a Lien on any of the Spinco Interests, capital stock of any Spinco Retained Subsidiaries or on any of the Spinco Assets or (v) violates or conflicts with any Law applicable to Spinco or any of the Spinco Retained Subsidiaries, or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        4.4    Spinco Retained Subsidiaries Financial Statements.    Section 4.4 of the Spinco Disclosure Letter sets forth: (a) the unaudited consolidated statement of income of the Spinco Retained Subsidiaries for the six months ended June 30, 2008; and (b) the unaudited consolidated balance sheet of the Spinco Retained Subsidiaries as at June 30, 2008 (collectively, the "Spinco Retained Subsidiaries Financial Statements xe "Financial Statements" "). The Spinco Retained Subsidiaries Financial Statements have been prepared from books and records maintained in good faith by Spinco consistent with past practice. The Spinco Retained Subsidiaries Financial Statements (including related footnotes) fairly present, in all material respects, the results of operations and financial position of the Spinco Retained Subsidiaries for such fiscal periods or as of the date therein set forth. The Spinco Retained Subsidiaries Financial Statements (including related footnotes) have been prepared from the financial records of the Spinco Retained Subsidiaries and are consistent with the segment information presented in the consolidated financial statements of Walter in the Walter SEC Documents. As of the Effective Time, Spinco and the Spinco Retained Subsidiaries will own the Spinco Business and the Spinco Assets, as

Annex A-22

reflected in the Spinco Retained Subsidiaries Financial Statements, with only such changes that have occurred in the ordinary course of business since the date of such statements.

        4.5    Undisclosed Liabilities.    Except as set forth in the Spinco Retained Subsidiaries Financial Statements, Spinco and the Spinco Retained Subsidiaries do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since June 30, 2008, (ii) liabilities or obligations not required to be disclosed on a balance sheet prepared in accordance with GAAP or in the notes thereto, (iii) liabilities that have been discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice or (iv) liabilities or obligations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        4.6    Absence of Material Adverse Effect.    Except (i) as specifically contemplated or permitted by this Agreement or the Executed Transaction Agreements, (ii) as set forth in the Spinco Retained Subsidiaries Financial Statements or (iii) for changes resulting from the announcement of this Agreement or the transactions contemplated hereby, since June 30, 2008, the Spinco Business has been conducted in all material respects in the ordinary course, and there has not been any event that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        4.7    Actions; Litigation.    (a) No Action against Walter, any of Walter's Subsidiaries, Spinco, any Spinco Subsidiary or the Spinco Business is pending or, to Spinco's Knowledge, threatened, except with respect to such Actions the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

          (b)    There is no Ruling against Walter, any of Walter's Subsidiaries, Spinco, any Spinco Subsidiary or the Spinco Business, that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        4.8    Licenses; Compliance with Laws.    (a) Spinco and the Spinco Retained Subsidiaries hold all Licenses that are required for the conduct of the Spinco Business as currently conducted and are in material compliance with the terms of all such Licenses so held, except, in the case of each of the foregoing, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

          (b)    Except with respect to Environmental Laws, tax matters, employee benefits, and labor matters (which are addressed in Sections 4.10, 4.11, 4.12 and 4.13 respectively), Spinco and the Spinco Retained Subsidiaries are in compliance with all Laws of any Governmental Authority applicable to any of them or their respective operations, except to the extent such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        4.9    Proxy Statement/Prospectus; Registration Statement.    None of the information regarding Walter or its Subsidiaries or Spinco or the Spinco Retained Subsidiaries or the Spinco Business provided by Walter or Spinco for inclusion in, or incorporation by reference into, the Proxy Statement/Prospectus or the Registration Statement filed by Spinco, if any, will, in the case of the definitive Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/Prospectus and any amendment or supplement thereto and at the time of the Hanover Stockholders Meeting, or, in the case of the Registration Statement, at the time it becomes effective, at the time of the Hanover Stockholders Meeting and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

Annex A-23

        4.10    Environmental Matters.    (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco:

              (i)  Each of Spinco and the Spinco Retained Subsidiaries has obtained all Licenses under Environmental Laws required for the conduct and operation of the Spinco Business and is in compliance with the terms and conditions contained therein, and is in compliance with all Environmental Laws applicable to the Spinco Business;

             (ii)  None of Spinco and the Spinco Retained Subsidiaries is subject to any contractual environmental indemnification obligation regarding the Spinco Business or the Spinco Assets;

            (iii)  There are no Environmental Claims pending or, to Spinco's Knowledge, threatened against Spinco or any of the Spinco Retained Subsidiaries with respect to the Spinco Business;

            (iv)  There is no condition on, at or under any property (including the air, soil and ground water) currently or, to Spinco's Knowledge, formerly owned, leased or used by Spinco or any of the Spinco Retained Subsidiaries (including off-site waste disposal facilities) or created by Spinco's or any Spinco Retained Subsidiary's operations that would create liability for Spinco or any Spinco Retained Subsidiary under applicable Environmental Laws; and

             (v)  There are no past or present actions, activities, circumstances, events or incidents (including the release, emission, discharge, presence or disposal of any Hazardous Material) with respect to Spinco or any of the Spinco Retained Subsidiaries that are reasonably expected to form the basis of a claim against Spinco or any of the Spinco Retained Subsidiaries under Environmental Laws or create liability for Spinco or any of the Spinco Retained Subsidiaries under applicable Environmental Laws.

          (b)    Notwithstanding any provision of this Agreement to the contrary, this Section 4.10 constitutes the sole and exclusive representations and warranties of Spinco relating to Environmental Laws, Environmental Claims or Hazardous Materials.

        4.11    Tax Matters.    (a) (i) All material Tax Returns relating to Spinco, the Spinco Business and the Spinco Retained Subsidiaries required to be filed on or prior to the Closing Date have been timely filed or will be timely filed (including those for which appropriate extensions have been obtained), (ii) all such Tax Returns, to the extent they relate to Spinco, the Spinco Business and the Spinco Retained Subsidiaries, are correct and complete in all material respects, (iii) all material Taxes relating to Spinco, the Spinco Business or any Spinco Retained Subsidiary required to be paid on or prior to the Closing Date have been timely paid or reserved for and (iv) all material Taxes relating to Spinco, the Spinco Business and the Spinco Retained Subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) are properly provided for in Spinco's books and records.

          (b)    No audits or other administrative proceedings or court proceedings are presently pending with regard to any material Taxes or material Tax Return of Walter, Spinco or any Spinco Retained Subsidiary relating to the Spinco Business as to which any taxing authority has asserted in writing any claim.

          (c)    Neither Spinco nor any Spinco Retained Subsidiary (i) is a party to or bound by or has any obligation under any written Tax allocation, sharing or similar agreement or arrangement other than with respect to the group for which Walter is the common parent or (ii) is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than groups which include members of the Walter consolidated group).

Annex A-24

          (d)    Neither Walter, its Subsidiaries, Spinco nor any of the Spinco Retained Subsidiaries has taken any action or knows of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        4.12    Benefit Plans.    (a) Section 4.12(a) of the Spinco Disclosure Letter lists each material "employee benefit plan" (within the meaning of Section 3(3) ERISA), and each severance, change in control or employment plan, program or agreement, and vacation, incentive, bonus, stock option, stock purchase, and restricted stock plan, program or policy sponsored or maintained by Spinco, in which any individual who is currently or has been an officer, director or employee of Spinco (a "Spinco Employee") participates (collectively, the "Spinco Benefit Plans").

          (b)    The Spinco Benefit Plans are in compliance with all applicable requirements of ERISA, the Code, and other applicable laws and have been administered in all material respects in accordance with their terms and such laws, except where the failure to so comply would not have a Material Adverse Effect. Each Spinco Benefit Plan that is intended to be qualified within the meaning of Section 401 of the Code has received a favorable determination letter as to its qualification and no event has occurred or condition is known to exist that would reasonably be expected to adversely affect such qualification.

          (c)    There are no pending or, to the Knowledge of Spinco, threatened claims with respect to any Spinco Benefit Plans, other than ordinary and usual claims for benefits by participants and beneficiaries.

        4.13    Labor Matters.    (a) (i) Neither Spinco nor any Spinco Retained Subsidiary is a party to, or bound by, any (A) collective bargaining agreement or (B) other Contract with a labor union or labor organization, nor is any such Contract presently being negotiated; (ii) neither Spinco nor any of the Spinco Retained Subsidiaries is the subject of any proceeding asserting that Spinco or any of the Spinco Retained Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor, to Spinco's Knowledge, is such proceeding threatened; (iii) there is no strike, work stoppage, lockout or other labor dispute involving Spinco or any of the Spinco Retained Subsidiaries pending or, to Spinco's Knowledge, threatened; (iv) there have been no claims initiated by any labor organization to represent any employees of Spinco not currently represented by a labor organization within the past five years, nor, to Spinco's Knowledge, are there any campaigns being conducted to solicit cards from employees to authorize representation by any labor organization; and (v) Spinco and the Spinco Retained Subsidiaries are in compliance with its obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988, as amended ("WARN"), and all other notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise.

          (b)    Spinco is in compliance in all material respects with all applicable U.S. and non-U.S. laws relating to employment practices, terms and conditions of employment, and the employment of former, current, and prospective employees, independent contractors and "leased employees" (within the meaning of Section 414(n) of the Code) of Spinco including all such U.S. and non-U.S. laws, agreements and contracts relating to wages, hours, collective bargaining, employment discrimination, immigration, disability, civil rights, human rights, fair labor standards, occupational safety and health, workers' compensation, pay equity, wrongful discharge and violation of the potential rights of such former, current, and prospective employees, independent contractors and leased employees, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

        4.14    Intellectual Property.    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco, (i) Spinco or the Spinco Retained Subsidiaries own all right, title, and interest in or have the valid right to use all the Intellectual Property that is used

Annex A-25

in the Spinco Business as currently conducted, free of all Liens; (ii) no Action or Ruling is asserted, pending or, to Spinco's Knowledge, is threatened (including "cease and desist" letters or invitations to take a patent license) against Spinco or any of the Spinco Retained Subsidiaries by any Person with respect to Intellectual Property; (iii) the material Intellectual Property owned by Spinco and the Spinco Retained Subsidiaries is subsisting and unexpired, valid and enforceable, and is not being infringed or violated by any Person; (iv) Spinco and the Spinco Retained Subsidiaries' conduct of the Spinco Business as currently conducted does not infringe or violate the rights of any Person; (v) Spinco and the Spinco Retained Subsidiaries take all reasonable actions to protect and maintain (x) their Intellectual Property (including any that is confidential in nature) and (y) the security, integrity and continuous and proper operation of their Software (including any data processed or stored therein or transmitted thereby); and (vi) Spinco and the Spinco Retained Subsidiaries have caused all Persons who created, invented or contributed to any material proprietary Intellectual Property to assign in writing to Spinco all of their rights therein that do not vest with Spinco initially by operation of law.

        4.15    Material Contracts.    Neither Spinco nor any of the Spinco Retained Subsidiaries is a party to or bound by (a) any "material contract" as defined in Item 601(b)(10) of Regulation S-K of the SEC or any agreement, contract or commitment that would be such a "material contract" but for the exception for contracts entered into in the ordinary course of business or (b) any non-competition agreement or any other agreement or obligation that materially limits or will materially limit Spinco or any of the Spinco Retained Subsidiaries from engaging in the Spinco Business. Except as would not result in a Material Adverse Effect on Spinco, each of the material contracts referred to in the preceding sentence is valid and in full force and effect and neither Spinco nor any of the Spinco Retained Subsidiaries has violated any provisions of, or committed or failed to perform any act that, with or without prejudice, lapse of time, or both, would constitute a default under the provisions of any such material contract.

        4.16    Vote Required.    The affirmative vote of Walter, as the sole member of Spinco prior to the Distribution, is not required to effect the transactions contemplated by this Agreement and the Executed Transaction Agreements. The approval of Spinco's members after the Distribution Date will not be required to effect the transactions contemplated by this Agreement and the Executed Transaction Agreements. The approval of Walter's stockholders is not required to effect the transactions contemplated by this Agreement and the Executed Transaction Agreements.

        4.17    Assets.    (a) After the Distribution, Spinco or one of the Spinco Retained Subsidiaries will have good, valid and marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of the Spinco Assets except where the failure to have such good, valid and marketable title or valid leasehold interests would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco, in each case subject to no Liens, except for (i) Liens reflected in the Spinco Retained Subsidiaries Financial Statements, (ii) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or materially impair the use of, such property as it is presently used in connection with the Spinco Business, (iii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which appropriate reserves in accordance with GAAP have been created, (iv) mechanic's, materialmen's and similar Liens arising in the ordinary course of business or by operation of law, (v) any conditions that are shown on any surveys previously delivered to Hanover of such real property and (vi) Liens which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco.

          (b)    Section 4.17 of the Spinco Disclosure Letter lists all material services currently provided to the Spinco Business by Walter or any of its Affiliates (other than Spinco or the Spinco Retained Subsidiaries).

Annex A-26

        4.18    Insurance.    As of the date hereof and until the Distribution, (a) Spinco and the Spinco Retained Subsidiaries are insured under insurance policies maintained by Walter with reputable and financially sound insurers against such risks and in such amounts as is sufficient to comply with applicable Law, consistent with industry practice and which the management of Spinco reasonably has determined to be prudent, (b) Spinco and the Spinco Retained Subsidiaries are in material compliance with such insurance policies relating to the Spinco Business and the Spinco Assets and are not in default under any of the material terms thereof, (c) each such policy is outstanding and in full force and effect and Spinco or one or more of the Spinco Retained Subsidiaries is included as an insured party under such policy or has full rights as a loss payee, (d) no written notice of cancellation or termination has been received with respect to any such policy and (e) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

        4.19    No Other Representations and Warranties.    (a) Except for the representations and warranties contained in this Article 4 and except for any representations and warranties specifically set forth in the Executed Transaction Agreements, Hanover acknowledges that neither Spinco nor any other Person makes any express or implied representation or warranty with respect to Spinco or the Spinco Retained Subsidiaries, the Spinco Business or otherwise or with respect to any other information provided to Hanover, whether on behalf of Walter, Spinco or such other Persons, including as to (i) merchantability or fitness for any particular use or purpose, (ii) the use of the Spinco Assets and the assets of the Spinco Business and the operation of the Spinco Business after the Closing in any manner or (iii) the success or profitability of the ownership, use or operation of the Spinco Business after the Closing. Neither Walter, Spinco nor any other Person will have or be subject to any liability or indemnification obligation to Hanover or any other Person to the extent resulting from the distribution to Hanover, or Hanover's use of, any information related to the Spinco Business and any other information, document or material made available to Hanover in certain "data rooms," management presentations or any other form in connection with the transactions contemplated by this Agreement and the Executed Transaction Agreements.

          (b)    In connection with Hanover's investigation of the Spinco Business, Hanover may have received or may receive from or on behalf of Walter, Spinco or any of their respective Subsidiaries certain projections or forward-looking statements, including projected statements of operating revenues and income from operations. Hanover acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Hanover is familiar with such uncertainties, that Hanover is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Hanover, in the absence of fraud, shall have no claim against Walter, Spinco or any of their respective Subsidiaries or any other Person acting on their behalf with respect thereto. Accordingly, neither Walter, Spinco nor their respective Subsidiaries make any representation or warranty with respect to such estimates, projections, forward-looking statements and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and other forecasts and plans).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF HANOVER

        Except (i) as set forth in the Hanover Disclosure Letter (it being agreed that, except as otherwise expressly provided in the Disclosure Letter, disclosure of any item in any section of a Party's Disclosure Letter shall be deemed disclosure with respect to any other section to such Party's Disclosure Letter to which the relevance of such item is reasonably apparent on its face), (ii) as disclosed in the Hanover SEC Documents (other than any disclosures included in such filings that are predictive, speculative or

Annex A-27

forward-looking in nature, including any disclosures in any "Risk Factors" sections thereof) or (iii) as expressly contemplated by the Executed Transaction Agreements, Hanover represents and warrants to Walter and Spinco as follows:

        5.1    Organization, Qualification, Etc.    Hanover is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Hanover has all requisite power and authority to own or lease and operate and use its properties and assets and carry on its business as presently conducted and is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover. Each of the Hanover Subsidiaries is a corporation or (as indicated in Section 5.1 of the Hanover Disclosure Letter) other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the jurisdiction specified in Section 5.1 of the Hanover Disclosure Letter, in good standing under the laws of the state or other jurisdiction of its incorporation or other organization, has all requisite power and authority to own or lease and operate and use its properties and assets and to carry on its business as presently conducted and is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

        5.2    Stock and Other Matters.    (a) The authorized stock of Hanover consists of 90,000,000 shares of Hanover Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share ("Hanover Preferred Stock"). At the close of business on the date hereof, (i) (A) 8,654,562 shares of Hanover Common Stock were issued and outstanding, 529,376 shares of Hanover Common Stock were reserved for issuance pursuant to the Hanover Stock Plans, options to purchase 74,234 shares of Hanover Common Stock were outstanding and 6,762,793 shares of Hanover Common Stock were reserved for issuance in the Exchange Share Issuance and (B) no shares of Hanover Preferred Stock were outstanding, and (ii) no bonds, debentures, notes or other indebtedness of Hanover or any of its Subsidiaries having the right to vote (or convertible into securities having the right to vote) on any matters on which holders of shares of capital stock of Hanover (including Hanover Common Stock) may vote ("Hanover Voting Debt") were issued or outstanding. All outstanding shares of Hanover Common Stock are, and all shares thereof which may be issued will be, when issued, duly authorized, validly issued, fully paid and not subject to preemptive rights. Except as set forth in this Section 5.2, there are not outstanding (i) any shares of stock of Hanover, Hanover Voting Debt, Hanover Common Stock or other voting securities of Hanover, (ii) any securities of Hanover or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of Hanover, Hanover Voting Debt, Hanover Common Stock or other voting securities of Hanover or (iii) any options, warrants, calls, rights (including preemptive rights), commitments or other Contracts (other than this Agreement and the Executed Transaction Agreements) to which Hanover or any of its Subsidiaries is a party or by which Hanover or any of its Subsidiaries will be bound obligating Hanover or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, or otherwise relating to, shares of stock of Hanover, Hanover Voting Debt, Hanover Common Stock or other voting securities of Hanover or any of its Subsidiaries or obligating Hanover or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or Contract. Section 5.2 of the Hanover Disclosure Letter contains a true and complete list of each Subsidiary of Hanover at the Effective Time, including its jurisdiction of organization, Hanover's interest therein and a brief description of the principal line or lines of business conducted by each such Subsidiary. All the issued and outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of Hanover are owned by Hanover, by another wholly-owned Subsidiary of

Annex A-28

Hanover or by Hanover and another wholly-owned Subsidiary of Hanover, free and clear of all Liens, and are duly authorized, validly issued, fully paid and non-assessable.

          (b)    Other than the Voting Agreement, there are no stockholder agreements, voting trusts or other Contracts to which Hanover is a party or by which it is bound relating to the voting or transfer of any shares of stock of Hanover. Except for the shares of capital stock of, or other equity interest in, its Subsidiaries, as of the date of this Agreement, Hanover does not own, directly or indirectly, any capital stock of, or other equity interest or voting interests in, any corporation, partnership, joint venture, association, limited liability company or other entity.

        5.3    Corporate Authority; No Violation, Etc.    Hanover has the requisite corporate power and authority to enter into this Agreement and each Executed Transaction Agreement to which it is a party and, subject in the case of this Agreement, to obtaining the Requisite Approvals, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Hanover of this Agreement and the Executed Transaction Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Hanover, subject, in the case of the performance of this Agreement and the consummation of the transactions contemplated, to obtaining the Requisite Approvals. This Agreement has been duly executed and delivered by Hanover and, assuming due authorization, execution and delivery of this Agreement by Walter and Spinco, constitutes a legal, valid and binding agreement of Hanover, enforceable against Hanover in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Each Executed Transaction Agreement to which Hanover is a party has been duly executed and delivered by Hanover and, assuming the due authorization, execution and delivery thereof by each of the other parties thereto, constitutes a legal, valid and binding agreement of Hanover, enforceable against Hanover in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. None of the execution and delivery by Hanover of this Agreement or of any Executed Transaction Agreement to which it is a party, the consummation by Hanover of the transactions contemplated hereby or thereby or compliance by Hanover with any of the provisions hereof or thereof (i) violates or conflicts with any provisions of Hanover's current charter (the "Charter") or bylaws (the "Bylaws") or will violate or conflict with any provisions of the Amended and Restated Charter or the Amended and Restated Bylaws, (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, other than the Requisite Approvals, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which Hanover or any of its Subsidiaries is a party or by which Hanover or any of its Subsidiaries or any of their respective assets or properties is bound or affected, (iv) results in the creation of a Lien on any of the issued and outstanding shares of Hanover Common Stock or capital stock of any Subsidiaries or on any of the assets of Hanover or its Subsidiaries or (v) violates or conflicts with any Law applicable to Hanover or any of its Subsidiaries, or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

        5.4    Affiliate Transactions.    There are no transactions, agreements, arrangements or understandings between (i) Hanover or its Subsidiaries, on the one hand, and (ii) Hanover's Affiliates (other than wholly-owned Subsidiaries of Hanover) and other Persons, on the other hand, of the type that are required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Annex A-29

        5.5    Hanover Reports and Financial Statements.    (a) Hanover has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2007 (all such forms, reports, statements, certificates and other documents filed with or furnished to the SEC since January 1, 2007, with any amendments thereto, collectively, the "Hanover SEC Documents"), each of which, including any financial statements or schedules included therein, as finally amended prior to the date hereof, has complied as to form in all material respects with the applicable requirements of the Securities Act and Exchange Act as of the date filed with the SEC. None of Hanover's Subsidiaries is required to file periodic reports with the SEC. None of the Hanover SEC Documents contained, when filed with the SEC and, if amended prior to the date of this Agreement, as of the date of such amendment, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Hanover SEC Documents. To the Knowledge of Hanover, none of the Hanover SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

          (b)    Each of the consolidated financial statements of Hanover and its Subsidiaries included (or incorporated by reference) in the Hanover SEC Documents (including the related notes and schedules, where applicable) fairly present (subject, in the case of the unaudited statements, to normal year-end auditing adjustments, none of which are expected to be material in nature or amount), in all material respects, the results of the consolidated operations and changes in stockholders' equity and cash flows and consolidated financial position of Hanover and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth. Each of such consolidated financial statements (including the related notes and schedules, where applicable) complied, as of the date of filing, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC applicable thereto and each of such financial statements (including the related notes and schedules, where applicable) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto.

          (c)    Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheet of Hanover and its consolidated Subsidiaries included in the most recent consolidated financial statements of Hanover included in Hanover's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, (ii) for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2008, (iii) for liabilities that have been discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice or (iv) for liabilities that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Hanover, neither Hanover nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due).

        5.6    Absence of Certain Changes or Events.    (a) Except (i) as specifically contemplated or permitted by this Agreement and the Executed Transaction Agreements, (ii) as set forth in the financial statements as of and for the six months ended June 30, 2008, and as of and for the year ended December 31, 2007, in each case, included in the Hanover SEC Documents and (iii) for changes resulting from the announcement of this Agreement or the transactions contemplated hereby, since June 30, 2008, the business of Hanover has been conducted in all material respects only in the ordinary course, and there has not been any event that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

Annex A-30

          (b)    Since June 30, 2008, there has not been (i) any declaration, setting aside or payment of or dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Hanover's or any of its Subsidiaries capital stock or other equity or voting interests, except for dividends by a wholly owned Subsidiary of Hanover to its stockholders, (ii) any purchase, redemption or other acquisition by Hanover or any of its Subsidiaries of any shares of capital stock of, or other equity or voting interests in, Hanover or any of its Subsidiaries or any options, warrants, calls or rights to acquire such shares or other interests, (iii) other than in connection with the amendment and restatement of Hanover's Charter as set forth in the Articles of Amendment and Restatement, any split, combination or reclassification of any of Hanover's stock or other equity or voting interests or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of stock of, or other equity or voting interest in, Hanover, (iv) other than as would be permitted by Section 6.2, any change by Hanover or its Subsidiaries in its accounting principles, practices or methods or (v) any increase in the compensation payable by Hanover or any of its Subsidiaries to officers or key employees or any material amendment of any of the Hanover Benefit Plans except for increases or amendments (A) required by applicable Law, (B) in the ordinary and usual course of business consistent with past practice or (C) permitted by Section 6.2.

        5.7    Sarbanes-Oxley Compliance; Internal Controls.    Hanover has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the related rules and regulations promulgated thereunder with respect to Hanover's filings pursuant to the Exchange Act. Hanover has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) designed to ensure that material information relating to Hanover, including its Subsidiaries, is made known on a timely basis to the individuals responsible for the preparation of Hanover's filings with the SEC and other public disclosure documents. Except as would not reasonably be expected to have a Material Adverse Effect on Hanover, (a) Hanover has established and maintains a system of internal accounting control over financial reporting sufficient to comply with all legal and accounting requirements applicable to Hanover and its Subsidiaries, (b) Hanover has disclosed, based on its most recent evaluation of internal controls, to Hanover's auditors and its audit committee, (i) any significant deficiencies and material weaknesses in the design or operation of its internal accounting controls which are reasonably likely to materially and adversely affect Hanover's ability to record, process, summarize, and report financial information, and (ii) any fraud known to Hanover that involves management or other employees who have a significant role in internal controls, and (c) Hanover has not received any complaint, allegation, assertion, or claim in writing regarding the accounting practices, procedures, methodologies, or methods of Hanover or its internal accounting controls over financial reporting, including any such complaint, allegation, assertion, or claim that Hanover has engaged in questionable accounting or auditing practices.

        5.8    Actions; Litigation.    (a) No material Action against Hanover or any of Hanover's Subsidiaries, is pending or, to Hanover's Knowledge, threatened, except with respect to such Actions the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

          (b)    There is no Ruling against Hanover, any of its Subsidiaries, or any of its or their businesses or properties that (i) would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover or (ii) would prevent or materially delay the consummation of the Merger or Hanover's ability to observe and perform its obligations hereunder.

          (c)    There is no reasonable or credible basis for any Action to be brought against Hanover or any of Hanover's Subsidiaries or any employee thereof alleging fraud or misrepresentation in connection with, or breach of, any Contract in existence on July 31, 2008.

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        5.9    Licenses; Compliance with Laws.    (a) Hanover and its Subsidiaries hold all Licenses that are required for the conduct of the businesses of Hanover and its Subsidiaries as currently conducted and are, and at all times have been, in compliance with the terms of all such Licenses so held, except, in the case of each of the foregoing, as has not had, and as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Hanover.

          (b)    Except with respect to Environmental Laws, tax matters, employee benefits and labor matters (which are addressed in Sections 5.11, 5.12, 5.13 and 5.14, respectively), Hanover and its Subsidiaries are, and at all times have been, in compliance with all Laws of any Governmental Authority applicable to any of them or their respective operations, except to the extent such noncompliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Hanover.

        5.10    Proxy Statement/Prospectus; Registration Statement.    None of the information included in, or incorporated by reference into, the Proxy Statement/Prospectus or the Registration Statement will, in the case of the definitive Proxy Statement/Prospectus or any amendment or supplement thereto, at the time of the mailing of the definitive Proxy Statement/Prospectus and any amendment or supplement thereto, and at the time of the Hanover Stockholders Meeting, or, in the case of the Registration Statement, at the time it becomes effective, at the time of the Hanover Stockholders Meeting and at the Effective Time, other than in each case, as to information supplied in writing by Walter or Spinco or any of their Affiliates expressly for inclusion therein, as to which no representation is made, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Registration Statement will comply in all material respects with the provisions of the Securities Act and the Exchange Act and any other applicable Law as of the date of such filing.

        5.11    Environmental Matters.    (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover:

              (i)  Each of Hanover and its Subsidiaries has obtained all Licenses under Environmental Laws required for the conduct and operation of its business and is in compliance with the terms and conditions contained therein, and is in compliance with all applicable Environmental Laws;

             (ii)  None of Hanover and its Subsidiaries is subject to any contractual environmental indemnification obligation regarding businesses currently or formerly owned, leased or operated by Hanover or any of its Subsidiaries or regarding properties or facilities currently or formerly owned, leased or operated by Hanover or any of its Subsidiaries;

            (iii)  There are no Environmental Claims pending or, to Hanover's Knowledge, threatened against Hanover or any of its Subsidiaries;

            (iv)  There is no condition on, at or under any property (including the air, soil and ground water) currently or, to Hanover's Knowledge, formerly owned, leased or used by Hanover or any of its Subsidiaries (including off-site waste disposal facilities) or created by Hanover's or any Hanover Subsidiary's operations that would create liability for Hanover under applicable Environmental Laws; and

             (v)  There are no past or present actions, activities, circumstances, events or incidents (including the release, emission, discharge, presence or disposal of any Hazardous Material) with respect to Hanover or any of its Subsidiaries that would reasonably be expected to form the basis of a claim under Environmental Laws or create liability under applicable Environmental Laws.

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          (b)    Hanover has made available to Walter and Spinco all material site assessments, compliance audits and environmental studies or reports in its possession, custody or control relating to (i) the environmental conditions on, under or about the properties or assets currently or formerly owned, leased, operated or used by Hanover, any of its Subsidiaries or any predecessor in interest thereto, and (ii) any Hazardous Materials used, managed, handled, transported, treated, generated, stored, discharged, emitted, or otherwise released by Hanover, any of its Subsidiaries or any other Person on, under, about or from any of the properties currently or formerly owned or leased by, or otherwise in connection with the use or operation of any of the properties owned or leased by, or otherwise in connection with the use or operation of any of the properties and assets of, Hanover or any of its Subsidiaries, or their respective businesses and operations.

          (c)    Notwithstanding any provision of this Agreement to the contrary, this Section 5.11 constitutes the sole and exclusive representations and warranties of Hanover relating to Environmental Laws, Environmental Claims or Hazardous Materials.

        5.12    Tax Matters.    Assuming the Closing Agreement has been entered into or a REIT Determination has been issued by the IRS:

          (a)    (i) All material Tax Returns relating to Hanover and the Hanover Subsidiaries required to be filed on or prior to the Closing Date have been timely filed or will be timely filed (including those for which appropriate extensions have been obtained), (ii) all such Tax Returns are true, correct and complete in all material respects, (iii) all material Taxes relating to Hanover or any Hanover Subsidiary required to be paid on or prior to the Closing Date have been timely paid or reserved for in accordance with GAAP, (iv) all material Taxes relating to Hanover and the Hanover Subsidiaries for any taxable period (or a portion thereof) beginning on or prior to the Closing Date (which are not yet due and payable) have been properly reserved for in the Hanover SEC Documents, and (v) Hanover and the Hanover Subsidiaries have duly and timely withheld all material Taxes required to be withheld and such withheld Taxes have been either duly and timely paid to the proper Governmental Authority or properly set aside in accounts for such purpose and will be duly and timely paid to the proper Governmental Authority.

          (b)    (i) No audits or other administrative proceedings or court proceedings are presently pending with regard to any material Taxes or material Return of Hanover or any Hanover Subsidiary as to which any taxing authority has asserted in writing any claim, (ii) no Governmental Authority has asserted in writing any deficiency or claim for material Taxes or any adjustment to material Taxes (whether in connection with the Closing Agreement, a REIT Determination, or otherwise) with respect to which Hanover or any Hanover Subsidiary may be liable with respect to income and other material Taxes which have not been fully paid or finally settled and (iii) no written claim has ever been made by any Governmental Authority in a jurisdiction where neither Hanover nor any of its Subsidiaries files Tax Returns that it is or may be subject to taxation by that jurisdiction.

          (c)    None of Hanover or any Hanover Subsidiary (i) is a party to or bound by or has any obligation under any written Tax allocation, sharing or similar agreement or arrangement other than with respect to the group of which Hanover is the common parent, (ii) is or has been a member of any consolidated, combined or unitary group for purposes of filing Tax Returns or paying Taxes (other than the group of which Hanover is the common parent) or (iii) has any liability for Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of Law or as a transferee or successor by Contract or otherwise.

          (d)    Hanover has not been a party to a spin-off transaction that could give rise to a Tax liability under Section 355(e) of the Code.

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          (e)    No closing agreement pursuant to section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to Hanover or any of its Subsidiaries.

          (f)    To the Knowledge of Hanover, Hanover will not be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing Date or (iv) deferred gains arising prior to the Closing Date.

          (g)    Neither Hanover nor any of its Subsidiaries has taken any action or knows of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          (h)    Hanover, (i) for all taxable years commencing with its taxable year ending 1997 through December 31, 2007, has been subject to taxation as a REIT within the meaning of Section 856 of the Code and has been organized and operated in conformity with the requirements for qualification and taxation as a REIT for such years and if the merger is not consummated prior to December 31, 2008, for the taxable year that will end on December 31, 2008, (ii) has operated since January 1, 2008 to the date hereof in a manner that will permit it to qualify as a REIT for the taxable year that includes the date hereof, and (iii) intends to continue to operate in such a manner as to permit it to continue to qualify as a REIT for the taxable year that will end with the merger. To the Knowledge of Hanover, no challenge to its status as a REIT is pending or has been threatened in writing. No Subsidiary, excluding any Subsidiary in which Hanover holds 10% or less by both vote and value, within the meaning of Code Section 856(c)(4)(B)(iii), is a corporation for U.S. federal income tax purposes, other than a corporation that qualifies as a "qualified REIT subsidiary," within the meaning of Section 856(i)(2) of the Code, or as a "taxable REIT subsidiary," within the meaning of Section 856(1) of the Code.

          (i)    Hanover and its Subsidiaries have not incurred any liability for material Taxes under sections 857(b), 860(c) or 4981 of the Code which have not been previously paid and (ii) neither Hanover nor any Subsidiary has incurred any material liability for Taxes that have become due and that have not been previously paid other than in the ordinary course of business. Neither Hanover nor any Subsidiary (other than a "taxable REIT subsidiary" or any subsidiary of a "taxable REIT subsidiary") has engaged at any time in any "prohibited transactions" within the meaning of Section 857(b)(6) of the Code. To the Knowledge of Hanover, neither Hanover nor any Subsidiary has engaged in any transaction that would give rise to "redetermined rents, redetermined deductions and excess interest" described in section 857(b)(7) of the Code. To the knowledge of Hanover, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on Hanover or any Subsidiary.

          (j)    As of the date hereof, Hanover does not have any earnings and profits attributable to Hanover or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

          (k)    Each Subsidiary that is a partnership, joint venture, or limited liability company and which has not elected to be a "taxable REIT subsidiary" within the meaning of Code Section 856(1) (i) has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation and (ii) has not since the later of its formation or the acquisition by Hanover of a direct or indirect interest therein owned any assets (including securities) that have

Annex A-34

  caused Hanover to violate Section 856(c)(4) of the Code or would cause Hanover to violate Section 856(c)(4) of the Code on the last day of any calendar quarter after the date hereof.

          (l)    To its Knowledge based on current estimates, Hanover does not believe that it will be required to pay any dividends prior to the Closing Date in order to maintain its status as a REIT within the meaning of Section 856 of the Code.

          (m)    Neither Hanover nor any of its Subsidiaries is a party to any "reportable transaction" as defined in Treasury Regulations Section 1.6011-4(b).

          (n)    Attached as Exhibit 5.12(n) to the Hanover Disclosure Letter is a true and complete copy of the submissions, including any exhibits or attachments thereto (each, an "Initial Submission", and collectively, the "Initial Submissions"), delivered to the IRS on August 25, 2008 requesting that the IRS enter into the Closing Agreement, which constitute the only submissions or materials delivered by Hanover to the IRS as of the date hereof relating to the Closing Agreement.

        5.13    Benefit Plans.    (a) Section 5.13(a) of the Hanover Disclosure Letter lists each material "employee benefit plan" (as defined in Section 3(3) of ERISA), and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, programs and arrangements, whether or not subject to ERISA and, whether written or oral (i) sponsored, maintained or contributed to or required to be contributed to by Hanover or any of its Subsidiaries or to which Hanover or any of its Subsidiaries is a party and (ii) in which any individual who is currently or has been an officer, director or employee of Hanover (a "Hanover Employee") is a participant (the "Hanover Benefit Plans"). Neither Hanover, any of its Subsidiaries nor any ERISA Affiliate thereof has any commitment or formal plan, whether legally binding or not, to create any additional employee benefit plan or modify or change any existing Hanover Benefit Plan that would affect any Hanover Employee except in the ordinary course of business. Hanover has heretofore delivered or made available to Walter and Spinco true and complete copies of each Hanover Benefit Plan and any amendments thereto (or if the plan is not a written plan, a description thereof), any related trust or other funding vehicle, the most recent annual reports or summaries required to be prepared or filed under ERISA or the Code and the most recent determination letter received from the IRS with respect to each such plan intended to qualify under Section 401 of the Code and the three most recent years (A) the Form 5500s and attached Schedules, (B) audited financial statements and (C) actuarial valuation reports.

          (b)    Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to Hanover, (i) neither Hanover nor any of its ERISA Affiliates has incurred any liability under Title IV or Section 302 of ERISA or under Section 412 of the Code that has not been satisfied in full, and (ii) no condition exists that would reasonably be expected to result in Hanover incurring any such liability.

          (c)    (i) No Hanover Benefit Plan is a "multiemployer pension plan," as defined in Section 3(37) of ERISA and (ii) none of Hanover, or any ERISA Affiliate thereof has made or suffered a "complete withdrawal" or a "partial withdrawal," as such terms are respectively defined in Sections 4203 and 4205 of ERISA, the liability for which would reasonably be expected to result in a material liability to Hanover.

          (d)    Except as would not, individually or in the aggregate, reasonably be expected to result in a material liability to Hanover, each Hanover Benefit Plan has been operated and administered in all respects in accordance with its terms and applicable law, including, but not limited to, ERISA, the Code and the laws of any applicable foreign jurisdiction. Except as would not result in a material liability to Hanover, all contributions required to be made with respect to any Hanover

Annex A-35

  Benefit Plan have been timely made. There are no pending or, to Hanover's Knowledge, threatened claims by, on behalf of or against any of the Hanover Benefit Plans or any assets thereof, other than routine claims for benefits under such plans, that, if adversely determined could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Hanover or any of its Subsidiaries and no matter is pending (other than routine qualification determination filings, copies of which have been furnished to Walter and Spinco or will be promptly furnished to Walter and Spinco when made) with respect to any of the Hanover Benefit Plans before the IRS, the United States Department of Labor or the PBGC that would, individually or in the aggregate, reasonably be expected to result in a material liability to Hanover.

          (e)    Each Hanover Benefit Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received a determination letter from the IRS stating that they and the trusts maintained thereunder are exempt from taxation under Section 401(a) of the Code, respectively, and each trust maintained under any Hanover Benefit Plan intended to satisfy the requirements of Section 501(c)(9) of the Code has satisfied such requirements and, in any such case, no event has occurred or condition is known to exist that would reasonably be expected to adversely affect such tax-qualified status for any such Hanover Benefit Plan or any such trust.

          (f)    No Hanover Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States.

          (g)    Except as otherwise provided in or contemplated by this Agreement or any Executed Transaction Agreement, the consummation of the transactions contemplated by this Agreement shall not result by itself or with the passage of time in the payment or acceleration of any amount, the accrual or acceleration of any benefit or any increase in any vested interest or entitlement to any benefit or payment by any employee, officer or director under domestic or foreign law that would, individually or in the aggregate, reasonably be expected to result in a material liability to Hanover.

        5.14    Labor Matters.    (a) (i) Neither Hanover nor any of its Subsidiaries is a party to, or bound by, any (A) collective bargaining agreement or (B) other Contract with a labor union or labor organization, nor is any such Contract presently being negotiated; (ii) neither Hanover nor any of its Subsidiaries is the subject of any proceeding asserting that Hanover or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment, nor, to Hanover's Knowledge, is such proceeding threatened; (iii) there is no strike, work stoppage, lockout or other labor dispute involving Hanover or any of its Subsidiaries pending or, to Hanover's Knowledge, threatened; (iv) there have been no claims initiated by any labor organization to represent any employees of Hanover not currently represented by a labor organization within the past five years, nor, to Hanover's Knowledge, are there any campaigns being conducted to solicit cards from employees to authorize representation by any labor organization; and (v) Hanover and its Subsidiaries are in compliance with its obligations pursuant to WARN, and all other notification and bargaining obligations arising under any collective bargaining agreement, statute or otherwise, except, in the case of this clause (v), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

          (b)    Hanover is in compliance with all applicable U.S. and non-U.S. laws relating to employment practices, terms and conditions of employment, and the employment of former, current, and prospective employees, independent contractors and "leased employees" (within the meaning of Section 414(n) of the Code) of Hanover including all such U.S. and non-U.S. laws, agreements and contracts relating to wages, hours, collective bargaining, employment discrimination, immigration, disability, civil rights, human rights, fair labor standards, occupational safety and health, workers' compensation, pay equity, wrongful discharge and violation of the potential rights of such former, current and prospective employees, independent contractors and

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  leased employees, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

        5.15    Intellectual Property.    (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover, (i) Hanover or its Subsidiaries own all right, title, and interest in or have the valid right to use all the Intellectual Property that is used in their businesses as currently conducted, free of all Liens; (ii) no Action or Ruling is asserted, pending or, to Hanover's Knowledge, is threatened (including "cease and desist" letters or invitations to take a patent license) against Hanover or its Subsidiaries with respect to Intellectual Property; (iii) the material Intellectual Property that Hanover and its Subsidiaries own, or, to Hanover's Knowledge, have licensed rights to, is subsisting and unexpired, valid and enforceable, and is not being infringed or violated by any Person; (iv) Hanover and its Subsidiaries' conduct of their business as currently conducted does not infringe or violate the rights of any Person; (v) Hanover and its Subsidiaries take all reasonable actions to protect and maintain (x) their Intellectual Property (including any that is confidential in nature) and (y) the security, integrity and continuous and proper operation of their Software (including any data processed or stored therein or transmitted thereby); and (vi) Hanover and its Subsidiaries have caused all Persons who created, invented or contributed to any material proprietary Intellectual Property to assign (or, in the case of Software any portions that are not customized for or specific to Hanover or its Subsidiaries, perpetually license) in writing to Hanover all of their rights therein that do not vest with Hanover initially by operation of law.

          (b)    Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover, the material proprietary Software that Hanover and the Hanover Subsidiaries own, or have licensed rights to, (including Asset Manager, Asset OnSite, LP RSS, Hanover Collateral Reporting System, STARS, Busch Analytics, Auction Platform, Hanover LP/Intex Vector Converter and HDMF Pricing Module) ("Material Software") as provided is fully operational, performs in material compliance with its documentation and, to Hanover's Knowledge, is materially free of all material bugs, errors, defects, viruses and other corruptants, and the use and enjoyment of the Material Software (as provided) after Closing in a manner consistent with past practice will not, to Hanover's Knowledge, infringe or violate the rights of any Person

        5.16    Material Contracts.    Neither Hanover nor any of its Subsidiaries is a party to or bound by (a) any "material contract" as defined in Item 601(b)(10) of Regulation S-K of the SEC or any agreement, contract or commitment that would be such a "material contract" but for the exception for contracts entered into in the ordinary course of business or (b) any non-competition agreement or any other agreement or obligation that materially limits or will materially limit Hanover or any of its Subsidiaries from engaging in the business of Hanover. Each of the "material contracts" (as defined above) of Hanover and the Hanover Subsidiaries is valid and in full force and effect and neither Hanover nor any of its Subsidiaries has violated any provisions of, or committed or failed to perform any act that, with or without prejudice, lapse of time, or both, would constitute a default under the provisions of any such "material contract".

        5.17    Brokers or Finders.    Except as set forth on Section 5.17 of the Hanover Disclosure Letter, no agent, broker, investment banker, financial advisor or other similar Person is or will be entitled, by reason of any agreement, act or statement by Hanover or any of its Subsidiaries, directors, officers or employees, to any financial advisory, broker's, finder's or similar fee or commission from, to reimbursement of expenses by or to indemnification or contribution by, in each case, Hanover or its Subsidiaries in connection with any of the transactions contemplated by this Agreement or the Executed Transaction Agreements.

        5.18    Board Approval.    The Board of Directors of Hanover, at a meeting duly called and held, has unanimously (i) determined that the Merger and the other transactions contemplated hereby are

Annex A-37

advisable and in the best interests of Hanover, (ii) approved the Merger, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (iii) approved each of the Executed Transaction Agreements to which Hanover is a party, (iv) determined that the amendment and restatement of Hanover's Charter as set forth in the Articles of Amendment and Restatement is advisable and in the best interests of Hanover, (v) adopted the Amended and Restated Bylaws as the Bylaws of Hanover, to take effect at the time the Articles of Amendment and Restatement are accepted for record by the SDAT, (vi) approved any issuance of Hanover Common Stock pursuant to the Exchange Agreements (the "Exchange Share Issuance"), (vii) adopted an amendment to Hanover's 1999 Equity Incentive Plan to increase the total number of shares of Hanover Common Stock that may be issued thereunder from 550,710 to 3,000,000 (the "Plan Amendment"), (viii) resolved to recommend that the Hanover stockholders entitled to vote thereon approve (A) this Agreement and the Merger and the other transactions contemplated by this Agreement, including the issuance of the Hanover Common Stock in the Merger (the "Merger Share Issuance"), (B) the amendment and restatement of Hanover's Charter as set forth in the Articles of Amendment and Restatement, (C) the Plan Amendment, (D) the Exchange Share Issuance, subject to Section 6.4(b) (collectively, the "Hanover Board Recommendation") and (ix) directed that such matters be submitted for consideration of the Hanover stockholders at the Hanover Stockholders Meeting.

        5.19    Vote Required.    The only vote of the Hanover stockholders required for (i) (x) the approval and adoption of this Agreement and the Merger is the affirmative vote of the holders of a majority of the outstanding shares of Hanover Common Stock and (y) approval of the Merger Share Issuance is, to the extent required by the applicable regulations of the AMEX, the affirmative vote of a majority of the voting power of the shares of Hanover Common Stock present in person and voting on the matter or represented by proxy and voting on the matter at the Hanover Stockholders Meeting (together, the "Requisite Merger Approval"), (ii) the approval of the amendment and restatement of Hanover's Charter as set forth in the Articles of Amendment and Restatement is the affirmative vote of the holders of a majority of the outstanding shares of Hanover Common Stock (the "Requisite Charter Approval"), (iii) the approval of the Plan Amendment is the affirmative vote of a majority of the voting power of the shares of Hanover Common Stock present in person and voting on the matter or represented by proxy and voting on the matter at the Hanover Stockholders Meeting (the "Requisite Plan Amendment Approval") and (iv) the approval of the Exchange Share Issuance is, to the extent required by the applicable regulations of the AMEX, the affirmative vote of a majority of the voting power of the shares of Hanover Common Stock present in person and voting on the matter or represented by proxy and voting on the matter at the Hanover Stockholders Meeting (the "Requisite Exchange Approval" and, together with the Requisite Merger Approval, the Requisite Charter Approval and the Requisite Plan Amendment Approval, the "Requisite Approvals").

        5.20    Certain Payments.    Except as set forth in Section 5.20 of the Hanover Disclosure Letter, no Hanover Benefit Plan and no other contractual arrangements between Hanover and any third party exist that will, as a result of the transactions contemplated hereby and by the Executed Transaction Agreements, (a) result in the payment (or increase of any payment) by Hanover or any of its Subsidiaries to any current, former or future director, officer, stockholder, employee or consultant of Hanover or any of its Subsidiaries or of any other Person in which Hanover or any of its Subsidiaries has an equity or similar interest of any money or other property or rights (other than payments for the fees and expenses of Hanover's accountants, legal advisors, investment bankers and similar professional advisors), or (b) accelerate or provide any other rights or benefits to any such individual, whether or not (i) such payment, increase, acceleration or provision would constitute a "parachute payment" (within the meaning of Section 280G of the Code) or (ii) the passage of time or some other subsequent action or event would be required to cause such payment, acceleration or provision to be triggered.

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        5.21    Opinion of Hanover Financial Advisor.    Hanover has received an opinion of Keefe Bruyette & Woods, Inc. to the effect that as of the date hereof, the consideration to be received by the Hanover stockholders in the Merger is fair, from a financial point of view, to such holders.

        5.22    Rights Agreement.    Concurrently with its approval of the Original Merger Agreement, Hanover's Board of Directors approved adoption of, and Hanover and Computershare Trust Company, N.A. (as successor to EquiServe Trust Company, N.A.), executed and delivered, an Amendment to the Stockholder Protection Rights Agreement, providing that neither Walter nor Spinco shall become an "Acquiring Person" thereunder as a result of the execution, delivery and performance of this Agreement and the Executed Transaction Agreements and the transactions contemplated hereby and thereby and that neither Amster Trading Company nor Ramat Securities, Ltd, shall become an "Acquiring Person" thereunder until and through the Effective Time solely as a result of the execution, delivery and performance of the Executed Transaction Agreements to which it is a party, and the transactions contemplated thereby.

        5.23    Takeover Statutes.    The Board of Directors of Hanover has taken all necessary action to ensure that the Maryland Business Combination Act, the Maryland Control Share Acquisition Act, any provision of the Title 3, Subtitle 8 of the MGCL and any other takeover, anti-takeover, moratorium, "fair price", "control share" or other similar Law enacted under any Law applicable to Hanover do not and will not apply to this Agreement, the Executed Transaction Agreements, the Merger, the acquisition by any Person of shares of Hanover Common Stock in the Merger or in any Exchange Share Issuance or the other transactions contemplated hereby or thereby.

        5.24    Title to Assets.    As of the date hereof, Hanover has good, valid and marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of the tangible assets of Hanover except where the failure to have such good, valid and marketable title or valid leasehold interests would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover, in each case subject to no Liens, except for (i) Liens reflected in the Hanover SEC Documents, (ii) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or materially impair the use of, such property by Hanover or any of its Subsidiaries, (iii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due or which are being contested in good faith and for which appropriate reserves in accordance with GAAP have been created, (iv) mechanic's, materialmen's and similar Liens arising in the ordinary course of business or by operation of law, (v) Liens in connection with equipment leases, (vi) any conditions that are shown on the surveys previously delivered to Walter of such real property and (vii) Liens which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover.

        5.25    Insurance.    Hanover and its Subsidiaries are insured with reputable and financially sound insurers against such risks and in such amounts as is sufficient to comply with applicable Law, is consistent with industry practice and which the management of Hanover reasonably has determined to be prudent. Section 5.25 of the Hanover Disclosure Letter sets forth a true, correct and complete list of all insurance policies covering Hanover and the Subsidiaries. Hanover and its Subsidiaries are in material compliance with its insurance policies and are not in default under any of the material terms thereof. Each such policy is outstanding and in full force and effect and Hanover or one or more of its Subsidiaries is included as an insured party under such policy or has full rights as a loss payee. No written notice of cancellation or termination has been received with respect to any such policy. All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Such policies will not be terminable or cancelable by reason of this Agreement and the consummation of the transactions contemplated hereby.

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        5.26    Investment Company Act.    Neither Hanover nor any of its Subsidiaries is an "investment company" as defined under the Investment Company Act of 1940, as amended (the "40 Act").

        5.27    No Other Representations and Warranties.    (a) Except for the representations and warranties contained in this Article 5 and except for any representations and warranties specifically set forth in the Executed Transaction Agreements, Walter and Spinco acknowledge that neither Hanover nor any other Person makes any express or implied representation or warranty with respect to Hanover and its Subsidiaries or otherwise or with respect to any other information provided to Walter or Spinco, whether on behalf of Hanover or such other Persons. Neither Hanover nor any other Person will have or be subject to any liability or indemnification obligation to Walter or Spinco or any other Person to the extent resulting from the distribution to Walter or Spinco, or Walter or Spinco's use of, any information related to Hanover and any other information, document or material made available to Walter or Spinco in certain "data rooms," management presentations or any other form in connection with the transactions contemplated by this Agreement.

          (b)    In connection with each of Walter's and Spinco's investigation of the business of Hanover, Walter and Spinco may have received or may receive from or on behalf of Hanover or its Subsidiaries certain projections or forward-looking statements, including projected statements of operating revenues and income from operations. Each of Walter and Spinco acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that each of Walter and Spinco is familiar with such uncertainties, that each of Walter and Spinco is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that each of Walter and Spinco, in the absence of fraud, shall have no claim against Hanover or any Subsidiaries of Hanover or any other Person acting on their behalf with respect thereto. Accordingly, Hanover and its Subsidiaries make no representation or warranty with respect to such estimates, projections, forward-looking statements and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and other forecasts and plans).

ARTICLE 6

COVENANTS AND AGREEMENTS

        6.1    Conduct of Spinco Business Pending the Merger.    Following the date of this Agreement and prior to the earlier of the Effective Time or the Termination Date, except as specifically contemplated or permitted by this Agreement or the Executed Transaction Agreements, as may be necessary or appropriate in order to consummate the Distribution, as described in Section 6.1 of the Spinco Disclosure Letter, or to the extent that Hanover shall otherwise consent in writing, which consent shall not be unreasonably withheld or delayed, Walter and Spinco agree, as to themselves and their respective Subsidiaries, in each case solely with respect to the Spinco Business:

          (a)    Ordinary Course.    Each of Walter and Spinco shall conduct the Spinco Business, and Walter and Spinco shall each cause its respective Subsidiaries to conduct the Spinco Business, only in the ordinary course of business and shall use all commercially reasonable efforts to maintain the material rights, licenses and permits of the Spinco Business, to keep available the services of the key employees of the Spinco Business and preserve relationships with third parties having business dealings with the Spinco Business in such a manner that the goodwill and ongoing businesses of the Spinco Business are not impaired in any material respect as of the Effective Time.

          (b)    Dividends; Changes in Stock.    Except as contemplated in respect of the Distribution, neither Walter nor Spinco shall, nor shall either of them permit any of its respective Subsidiaries

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  to, nor shall they or any of their Subsidiaries propose to, (i) declare, set aside or pay any dividends on or make other distributions in respect of any shares of the capital stock or other equity interests of Spinco or the Spinco Retained Subsidiaries (whether in cash, securities or property or any combination thereof), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of capital stock or partnership interests all of which shares of capital stock or other equity interests (with the exception of directors' qualifying equity interests and other similarly nominal holdings required by law to be held by Persons other than Spinco or its wholly-owned Subsidiaries), as the case may be, of the applicable corporation or partnership are owned directly or indirectly by Spinco; (ii) split, combine or reclassify any of the equity interests or capital stock of Spinco or the Spinco Retained Subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of the capital stock or other equity interests of Spinco or the Spinco Retained Subsidiaries; or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit Spinco or any of the Spinco Retained Subsidiaries to amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of any of the Spinco Retained Subsidiaries, including Spinco Interests, or any option, warrant or right, directly or indirectly, to acquire any such securities or propose to do any of the foregoing.

          (c)    Issuance of Securities.    Except in connection with the Distribution, neither Walter nor Spinco shall, nor shall either of them permit any of its respective Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any Spinco Interests or capital stock of any Spinco Retained Subsidiary of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest, in Spinco or any Spinco Retained Subsidiary, other than pursuant to Section 2.9 of this Agreement.

          (d)    Governing Documents.    Neither Walter nor Spinco shall amend or propose to amend or otherwise change Spinco's organizational documents, nor shall Spinco permit any of its Subsidiaries to amend or propose to amend or otherwise change its organizational documents, in any manner that is reasonably likely to materially impair Spinco's ability to perform its obligations under this Agreement and the Executed Transaction Agreements.

          (e)    Dispositions.    Neither Walter nor Spinco shall, nor shall Walter or Spinco permit the Spinco Retained Subsidiaries to, in a single transaction or a series of related transactions, sell (including sale-leaseback), lease, pledge, encumber or otherwise dispose of, or agree to sell (or engage in a sale-leaseback), lease (whether such lease is an operating or capital lease), pledge, encumber or otherwise dispose of, any of any Spinco Assets, other than in the ordinary course of business consistent with past practice or such that are not material to the Spinco Business or in connection with obtaining a credit facility. In furtherance of the foregoing, Walter shall not consummate any "spin-off" of all or part of the Spinco Assets (other than the Distribution) prior to the Effective Time.

          (f)    Accounting Methods.    Neither Walter nor Spinco shall make any material change in Spinco's or the Spinco Business' methods of accounting or procedures in effect at June 30, 2008 (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except (i) as required by changes in GAAP as concurred with by Walter's or Spinco's independent auditors, (ii) as may be made in response to SEC guidance or (iii) as may be required to separate Spinco and the Spinco Retained Subsidiaries from Walter's consolidated group, so long as any such changes are in accordance with GAAP, and neither Walter nor Spinco shall change Spinco's fiscal year, except as aforesaid.

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          (g)    Agreements.    Neither of Walter nor Spinco shall, nor shall Walter or Spinco permit their respective Subsidiaries to, agree in writing or otherwise to take any action inconsistent with the foregoing.

          (h)    Tax Matters.    Spinco will use commercially reasonable efforts to cause the Merger to constitute a "reorganization" under Section 368(a) of the Code.

        6.2    Conduct of Business by Hanover Pending the Merger.    Following the date of this Agreement and prior to the earlier of the Effective Time or the Termination Date, except as specifically contemplated or permitted by this Agreement or the Executed Transaction Agreements, as described in Section 6.2 of the Hanover Disclosure Letter or to the extent that Walter shall otherwise consent in writing, Hanover agrees as to itself and its Subsidiaries that:

          (a)    Ordinary Course.    Hanover shall conduct its business, and shall cause the businesses of its Subsidiaries to be conducted, only in the ordinary course of business and shall use all commercially reasonable efforts to maintain its material rights, licenses and permits, keep available the services of its key employees and preserve its relationships with third parties having business dealings with it in such a manner that its goodwill and ongoing businesses are not impaired in any material respect as of the Effective Time.

          (b)    Dividends; Changes in Stock.    Hanover shall not, nor shall it permit any of its Subsidiaries to, nor shall Hanover or any of its Subsidiaries propose to, (i) declare, set aside, or pay any dividends on or make other distributions in respect of any shares of its capital stock or partnership interests (whether in cash, securities or property or any combination thereof), except for (A) the declaration and payment of cash dividends or distributions paid on or with respect to a class of capital stock or partnership interests all of which shares of capital stock or partnership interests (with the exception of directors' qualifying shares and other similarly nominal holdings required by law to be held by Persons other than Hanover or its wholly-owned Subsidiaries), as the case may be, of the applicable corporation or partnership are owned directly or indirectly by Hanover or (B) those distributions estimated in good faith by Hanover to be required in order to permit Hanover to continue to qualify as a REIT under the Code or to avoid paying any income or excise taxes otherwise payable (provided that, with respect to such distributions described in this clause (B): (x) prior written notice thereof is given to Walter and Spinco and (y) the Aggregate Merger Share Issuance and the relative ownership of Adjusted Outstanding Surviving Corporation Shares set forth in Section 2.2(c) shall each be adjusted to reflect the reduction in value attributable to the Hanover Common Stock as a result of any such distribution, such adjustment to be determined in good faith by mutual agreement of the Parties or, in the absence of agreement within five (5) business days, by determination of a nationally recognized investment banking firm selected by the Parties, which determination shall be binding on the Parties and the fees and expenses of which shall be shared equally by each of Walter and Hanover); (ii) other than in connection with the amendment and restatement of Hanover's Charter as set forth in the Articles of Amendment and Restatement, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock; or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any Subsidiary to amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of any of its Subsidiaries, including shares of Hanover Common Stock, or any option, warrant or right, directly or indirectly, to acquire any such securities or propose to do any of the foregoing.

          (c)    Issuance of Securities.    Hanover shall not, nor shall it permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its stock or the capital stock of any Hanover Subsidiary of any class,

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  or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest), in Hanover or any of its Subsidiaries, other than the 1997 Executive and non-employee Director Option Plan and 1999 Equity Incentive Plan, in each case in the ordinary course of business consistent with past practice.

          (d)    Governing Documents.    Hanover shall not amend or propose to amend or otherwise change its Charter or Bylaws or other organizational documents, nor shall it permit any of its Subsidiaries to amend or propose to amend or otherwise change its charter or bylaws or other organizational documents, except to the extent required to comply with Hanover's obligations hereunder.

          (e)    Acquisitions.    Hanover shall not, nor shall it permit any of its Subsidiaries to, in a single transaction or a series of transactions, acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof; provided that Hanover may acquire assets not to exceed $100,000 in aggregate value (calculated with respect to any individual asset at the time of acquisition) solely to maintain its REIT status or its exemption from the registration requirements of the 40 Act.

          (f)    Dispositions.    Hanover shall not, nor shall it permit any of its Subsidiaries to, in a single transaction or a series of related transactions, sell (including sale-leaseback), lease, pledge, encumber or otherwise dispose of, or agree to sell (or engage in a sale-leaseback), lease (whether such lease is an operating or capital lease), pledge, encumber or otherwise dispose of, any of its assets (other than Contracts, which are governed by Section 6.2(l)), other than dispositions in the ordinary course of business consistent with past practice that are not material to Hanover and its Subsidiaries taken as a whole; provided that Hanover may take those actions described in this Section 6.2(f) in respect of assets valued, in the aggregate, not in excess of $100,000 solely to maintain its REIT status or its exemption from the registration requirements of the 40 Act.

          (g)    Indebtedness; Leases.    Hanover shall not, nor shall it permit any of its Subsidiaries to, (i) incur any indebtedness for borrowed money or guarantee or otherwise become contingently liable for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of Hanover or any of its Subsidiaries or guarantee any debt securities of others or enter into any lease (whether such lease is an operating or capital lease) other than in connection with operating leases in the ordinary course of business consistent with past practice; (ii) issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person; (iii) make any loans, advances, capital contributions or investments in any Person except in the ordinary course of business consistent with past practice; or (iv) authorize capital expenditures or purchases of fixed assets other than in the ordinary course of business consistent with past practice.

          (h)    Employee Arrangements.    Except as set forth in Section 5.20 of the Hanover Disclosure Letter, and except as required (i) pursuant to any collective bargaining agreements in effect as of the date hereof, (ii) as contemplated by this Agreement or (iii) by applicable laws, Hanover shall not, nor shall it permit its Subsidiaries to:

            (A)  grant any increases in the compensation of any of its current, former or prospective directors, officers, consultants or employees;

            (B)  pay or agree to pay to any current, former or prospective director, officer, consultant or key employee of Hanover or its Subsidiaries, whether past or present, any pension, retirement allowance or other material employee benefit not required or contemplated by any of the existing Hanover Benefit Plans as in effect on the date hereof;

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            (C)  enter into any new, or amend any existing employment, severance or termination agreement or arrangement with any current, former or prospective director, officer, consultant or key employee or current or prospective employee of Hanover or any of its Subsidiaries; or

            (D)  become obligated under any collective bargaining agreement, new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement of Hanover or any of its Subsidiaries that was not in existence on the date hereof, including any plan that provides for the payment of bonuses or incentive compensation, trust, fund, policy or arrangement for the benefit of any current or former directors, officers, employees or consultants or any of their beneficiaries, or amend any such plan or arrangement in existence on the date hereof.

          (i)    No Liquidation or Dissolution.    Hanover shall not adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization or any other transaction that would preclude or be inconsistent in any material respect with, or hinder or delay in any material respect, the consummation of, the transactions contemplated by the Executed Transaction Agreements.

          (j)    Accounting Methods.    Hanover shall not make any material change in its methods of accounting or procedures in effect at June 30, 2008 (including procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable), except (i) as required by changes in GAAP as concurred with by Hanover's independent auditors or (ii) as may be made in response to SEC guidance, and Hanover shall not change its fiscal year, except as aforesaid.

          (k)    Affiliate Transactions.    Hanover shall not, nor shall it permit any of its Subsidiaries to, enter into or amend any agreement or arrangement with any of their respective affiliates (as such term is defined in Rule 405 under the Securities Act) other than with wholly-owned Subsidiaries of Hanover, which agreement or arrangement would be required to be disclosed in accordance with such Rule 405.

          (l)    Contracts.    Except as set forth in Section 5.20 of the Hanover Disclosure Letter, Hanover shall not, nor shall it permit any of its Subsidiaries to, except in the ordinary course of business consistent with past practice, modify, amend or terminate any "material contract", as defined in Item 601(b)(10) of Regulation S-K of the SEC, to which Hanover or any of its Subsidiaries is a party or waive, release or assign any material rights or claims of Hanover or any of its Subsidiaries. Hanover shall not, nor shall it permit any of its Subsidiaries to, enter into any such "material contract" not in the ordinary course of business involving total consideration of $10,000 or more with a term longer than one year which is not terminable by Hanover or any Subsidiary of Hanover without penalty upon no more than 30 days' prior notice.

          (m)    Tax Matters.    (a) Hanover shall not (i) make or rescind any express or deemed election relating to Taxes (unless such election or rescission is required by law or necessary (x) to preserve the status of Hanover as a REIT under the Code or (y) to qualify or preserve the status of any Hanover Subsidiary as a partnership for federal income tax purposes or as a qualified REIT subsidiary or a taxable REIT subsidiary pursuant to the applicable provisions of Section 856 of the Code, as the case may be, provided that in such events Hanover shall notify Walter and Spinco of such election and shall not fail to make such election in a timely manner); (ii) file an amendment to any material tax return; (iii) except with respect to the Closing Agreement, settle or compromise any material federal, state, local or foreign Tax liability, or waive or extend the statute of limitations in respect of such material Taxes; (iv) take any action that would reasonably be expected to (x) cause Hanover to no longer qualify as a REIT, (y) prevent the Surviving Corporation from continuing to qualify as a REIT after the Closing or (z) prevent Hanover and the IRS from executing the Closing Agreement or receiving a REIT Determination; or (v) fail to

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  take any action necessary to ensure that (x) Hanover maintains its status as a REIT, and (y) the Surviving Corporation continues to qualify as a REIT after the Closing.

            (b)   Hanover will use all reasonable best efforts to cause the Merger to constitute a "reorganization" under Section 368(a) of the Code.

          (n)    Settlement of Litigation.    Hanover shall not, nor shall it permit any of its Subsidiaries to, settle any litigation, investigation, arbitration, proceeding or other claim if Hanover or any of its subsidiaries would be required to pay in excess of $10,000 individually or in the aggregate or if such settlement would obligate Hanover to take any material action or restrict Hanover in any material respect from taking any action at or after the Effective Time.

          (o)    Restrictive Agreements.    Hanover shall not enter into any agreement or arrangement that limits or otherwise restricts Hanover or any of its Subsidiaries, or that would, after the Effective Time, limit or restrict the Surviving Corporation or any of its Subsidiaries from engaging in any business in any geographic location.

          (p)    Rights Agreement.    Except as specifically contemplated hereby, Hanover shall not amend, modify or waive any provision of the Hanover Rights Agreement or take any action to redeem the rights issued thereunder (the "Hanover Rights") or render the Hanover Rights inapplicable to any transaction other than the Merger and the transactions contemplated by the Voting Agreement unless, and only to the extent that, Hanover is required to do so by order of a court of competent jurisdiction.

          (q)    Intellectual Property.    Hanover shall not, nor shall it permit any of its Subsidiaries to, sell, transfer, license, abandon, let lapse, encumber or otherwise dispose of any material Intellectual Property, except, solely with respect to Intellectual Property other than the Material Software, for non-exclusive licenses in the ordinary course of business.

          (r)    Agreements.    Hanover shall not, nor shall it permit any of its Subsidiaries to, agree in writing or otherwise to take any action inconsistent with the foregoing.

        6.3    Preparation of Form S-4 and the Proxy Statement/Prospectus; Stockholders Meetings.     (a) Promptly following the execution of this Agreement, Walter, Spinco and Hanover shall prepare the Proxy Statement/Prospectus, and Hanover shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included. Walter shall furnish to Hanover all information concerning it and Spinco as is required by the SEC in connection with the preparation of the Registration Statement. Hanover shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger, and Walter and Spinco shall use its reasonable best efforts to assist Hanover in this regard. The Parties shall promptly provide copies, consult with each other and prepare written responses with respect to any written comments received from the SEC with respect to the Proxy Statement/Prospectus and the Registration Statement and advise one another of any oral comments with respect to the Proxy Statement/Prospectus and the Registration Statement received from the SEC. The Parties will cooperate in preparing and filing with the SEC any necessary amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement. No amendment or supplement to the Proxy Statement/Prospectus or Registration Statement shall be filed without the approval of both Parties, which approvals shall not be unreasonably withheld or delayed. Hanover will cause the Proxy Statement/Prospectus to be mailed to Hanover's stockholders and Walter's stockholders, in each case as promptly as practicable after the Registration Statement is declared effective under the Securities Act. The Proxy Statement/Prospectus and the Registration Statement shall comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act, respectively.

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          (b)    Whether or not the Board of Directors of Hanover shall take any action permitted by Section 6.4(b) or otherwise shall have withdrawn, amended, modified or qualified the Hanover Board Recommendation or determined that the Merger and the other transactions contemplated by this Agreement are no longer advisable, Hanover will, as soon as practicable after the date of this Agreement, establish a record date for (the "Record Date") and shall take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the "Hanover Stockholders Meeting") as soon as practicable for the purposes of considering and voting on proposals to approve (i) this Agreement and the Merger and the other transactions contemplated by this Agreement, including the Merger Share Issuance, (ii) the amendment and restatement of Hanover's Charter as set forth in the Articles of Amendment and Restatement, (iii) the Plan Amendment and (iv) the Exchange Share Issuance. Hanover shall, subject to Section 6.4(b), (A) include in the Proxy Statement/Prospectus the Hanover Board Recommendation and the written opinion of Keefe Bruyette & Woods, Inc., dated as of the date of this Agreement, to the effect that, as of the date hereof, the consideration to be received by the Hanover stockholders is fair, from a financial point of view, to such holders and (B) use its reasonable best efforts to obtain the necessary vote in favor of proposals to approve (i) this Agreement and the Merger and the other transactions contemplated by this Agreement, including the Merger Share Issuance, (ii) the amendment and restatement of Hanover's Charter as set forth in the Articles of Amendment and Restatement, (iii) the Plan Amendment and (iv) the Exchange Share Issuance. The Board of Directors of Hanover shall not withdraw, amend, modify or qualify in a manner adverse to Walter or Spinco the Hanover Board Recommendation (or announce publicly its intention to do so), except to the extent permitted by Section 6.4(b).

        6.4    No Solicitation.    (a) From the date of this Agreement and prior to the earlier of the Effective Time or the Termination Date, Hanover agrees that neither it nor any Hanover Subsidiary shall, and Hanover shall cause its directors, officers, partners, employees, advisors, controlled Affiliates, representatives, agents and other intermediaries (including any investment banker, accountant, legal advisor or other consultant) not to, directly or indirectly, (i) solicit, initiate or encourage any inquiry or proposal regarding a Hanover Acquisition Proposal, (ii) provide any non-public information or data to any Person relating to a Hanover Acquisition Proposal, (iii) waive, amend or modify any standstill or confidentiality agreement (other than the Confidentiality Agreement) to which it or any of its Subsidiaries is a party, (iv) engage in any discussions or negotiations concerning a Hanover Acquisition Proposal or (v) otherwise facilitate any effort or attempt to make or implement a Hanover Acquisition Proposal or agree to, recommend or accept an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent Hanover from, prior to obtaining the Requisite Merger Approval, engaging in any discussions or negotiations with, or providing any non-public information to, or otherwise facilitating any effort or attempt to implement a Hanover Acquisition Proposal by, any Person in response to an unsolicited written bona fide Hanover Acquisition Proposal by any such Person, provided that such third party has executed an agreement with confidentiality provisions at least as favorable to Hanover as those contained in the Confidentiality Agreement, if and only to the extent that (i) prior to furnishing information to, or requesting information from, or otherwise facilitating any effort or attempt to implement a Hanover Acquisition Proposal by, a third party which has made a written bona fide Hanover Acquisition Proposal, the Board of Directors of Hanover concludes that such Hanover Acquisition Proposal would reasonably be expected to constitute a Superior Proposal, (ii) Hanover's Board of Directors, after consultation with independent counsel, determines in good faith that furnishing such information, or engaging in such discussions or negotiations, or otherwise facilitating any effort or attempt to implement a Hanover Acquisition Proposal, is necessary for Hanover's Board of Directors to comply with its duties to Hanover under applicable law and (iii) Hanover has complied with its obligations in this Section 6.4(a), including those set forth in the next two sentences. Hanover shall notify in writing Walter and Spinco promptly (and in any event within 24 hours) after receipt of any such inquiries, proposals or offers received by, any such

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information requested from, or any such discussions or negotiations sought to be initiated or continued with, Hanover, any Subsidiary of Hanover or any of their officers, directors, employees, advisors or agents, and such notice shall include the name of such Person, the material terms and conditions of any proposals or offers and whether Hanover is providing or intends to provide the Person making the Hanover Acquisition Proposal with access to information concerning Hanover. Hanover thereafter shall keep Walter fully informed promptly (and in any event within 24 hours) of the status and terms of such discussions or negotiations and of any modifications to such inquiries, proposals or offers and of any other developments and shall promptly provide to Walter a copy of all materials provided to any such Person.

          (b)    Prior to receipt of the Requisite Merger Approval, if (i) Hanover has complied with Section 6.4(a) and (ii) the Board of Directors of Hanover (A) reasonably determines in good faith that a Hanover Acquisition Proposal constitutes a Superior Proposal (and continues to constitute a Superior Proposal after taking into account any modifications proposed by Walter and Spinco during any five business day period referred to below) and (B), after consultation with independent counsel, has concluded, in good faith, that it is required to do so in order to comply with its duties to Hanover under applicable law, then, on the fifth business day following Walter's and Spinco's receipt of written notice from Hanover or Hanover's Board of Directors of their intention to do so, the Board of Directors of Hanover may withdraw or modify, or propose to withdraw or modify, in a manner adverse to Walter or Spinco, the Hanover Board Recommendation (a "Change in the Hanover Board Recommendation"); provided, that, during such five business day period, Hanover shall be obligated to negotiate in good faith with Walter and Spinco any modifications to this Agreement proposed by Walter and Spinco; provided, further that any modifications to a Hanover Acquisition Proposal shall be considered the receipt of a new Hanover Acquisition Proposal for purposes of this Section 6.4.

          (c)    Notwithstanding anything in this Agreement to the contrary, Hanover or its Board of Directors shall be permitted, to the extent applicable, to comply with Rule 14d-9 and 14e-2 promulgated under the Exchange Act with regard to a Hanover Acquisition Proposal; provided, however, that any such disclosure made pursuant to the preceding clause (other than a "stop, look and listen" letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change in Hanover Board Recommendation unless the Board of Directors of Hanover expressly reaffirms in such disclosure its recommendation in favor of the approval of this Agreement and the Merger

          (d)    Without the prior written consent of Walter and Spinco, neither Hanover nor Hanover's Board of Directors shall, and Hanover shall cause the Hanover Subsidiaries and its and their directors, officers, partners, employees, advisors, controlled Affiliates, representatives, agents and other intermediaries (including any investment banker, accountant, legal advisor or other consultant) not to, directly or indirectly, invite Taberna Preferred Funding I, Ltd. to take any of the actions which it is prohibited from taking pursuant to Section 5.4 of the Exchange Agreement to which it is a party.

        6.5    Reasonable Best Efforts.    Walter, Spinco and Hanover will each use its reasonable best efforts to cause all of the conditions, as specified in Article 8 of this Agreement, to the obligations of the others to consummate the Merger to be met as soon as reasonably practicable after the date of this Agreement.

        6.6    Cooperation of Third Parties.    Where the cooperation of third parties such as insurers or trustees would be necessary in order for a party hereto to completely fulfill its obligations under this Agreement and the Executed Transaction Agreements, each Party will use its commercially reasonable efforts to seek the cooperation of such third parties.

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        6.7    Consummation of the Distribution.    Walter will use its reasonable best efforts to consummate the Distribution on the Closing Date, subject to satisfaction of any and all conditions thereto as established between Walter and Spinco and compliance with applicable law.

        6.8    Interim Financial Information.    Each of Spinco on the one hand, and Hanover, on the other hand, shall, prior to the Closing, provide each other within a reasonable period after such Party closes its books for the applicable accounting period for the business of the Spinco Retained Subsidiaries (with respect to Spinco) and for Hanover's business (with respect to Hanover) with (a) unaudited profit and loss statements for each quarterly period, together with a balance sheet as of the end of such period, and (b) monthly management profit and loss statements. Such quarterly financial information shall be in the same format and prepared on the same basis as the comparable portions of the Spinco Retained Subsidiaries Financial Statements (with respect to Spinco) and the Hanover SEC Documents (with respect to Hanover), and shall be in accordance with GAAP, except that such information may exclude footnotes and is subject to normal year-end adjustments.

        6.9    License Agreement.    For so long as such License Agreement is in effect, Spinco agrees that neither Spinco nor its Affiliates shall exercise their rights under Section 1.1 of the License Agreement until the earlier of (i) the termination of this Agreement pursuant to Section 9.1 and the payment of the Hanover Termination Fee or the Walter Termination Fee or (ii) December 31, 2008; provided that if this Agreement terminates in accordance with its terms prior to December 31, 2008 and neither the Hanover Termination Fee nor the Walter Termination Fee is payable, neither Spinco nor its Affiliates shall ever exercise their rights under Section 1.1 of the License Agreement.

ARTICLE 7

ADDITIONAL AGREEMENTS

        7.1    WARN.    Except as described in Section 7.1 of the Spinco Disclosure Letter, neither Walter (with respect to the Spinco Business only), Spinco nor Hanover shall, at any time within the 90-day period prior to the Effective Time, effectuate a "plant closing" or "mass layoff" as those terms are defined in WARN or any state or local law, affecting in whole or in part any site of employment, facility, operating unit or employee of Spinco or Hanover, without notifying the other in advance and without complying with the notice requirements and all other provisions of WARN and any state or local law.

        7.2    Cooperation.    Walter, Spinco and Hanover shall together or pursuant to the allocation of responsibility set forth below or otherwise to be agreed upon between them take, or cause to be taken, the following actions:

          (a)    Transition.    From and after the execution of this Agreement, Walter, Spinco and Hanover shall, and shall cause each of their respective Subsidiaries to, reasonably cooperate in the transition and integration process in connection with the Merger;

          (b)    AMEX Listings.    (i) Hanover shall use its commercially reasonable efforts to prevent the delisting of Hanover's Common Stock from the AMEX, including, without limitation, by exhausting all avenues of appeal available to it in respect of AMEX's decision to proceed with such delisting; provided that, if, despite Hanover's commercially reasonable efforts to the contrary, Hanover's Common Stock is ultimately delisted from the AMEX, Hanover shall take all actions necessary and appropriate to cause a market maker to continue to list the Hanover Common Stock on Pink OTC Markets' Pink Quote inter-dealer quotation service, the OTC Bulletin Board, or a comparable over-the-counter securities electronic quotation service. Hanover shall continue at all times to maintain the registration of its Common Stock pursuant to Section 12(b) or Section 12(g) of the Exchange Act notwithstanding that Hanover may qualify for exemptions therefrom, and, notwithstanding that Hanover's Common Stock may no longer be registered pursuant to Section 12(b) of the Exchange Act, shall continue to timely file all Hanover SEC Documents that

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  Hanover would be required to file as an SEC registrant the Common Stock of which is listed on the AMEX.

             (ii)  As promptly as practicable, Hanover shall (A) if Hanover's Common Stock remains listed on the AMEX, file a "Reverse Merger" listing application with the AMEX or (B) if Hanover's Common Stock is delisted from the AMEX, file a new listing application with the AMEX or any other stock exchanges agreed upon by Walter, Spinco and Hanover, in each case for the listing or quotation of the shares of common stock of the Surviving Corporation to be issued pursuant to the transactions contemplated by this Agreement and use its reasonable best efforts to cause such shares to be Approved for Listing.

            (iii)  Walter and Spinco shall each use its commercially reasonable efforts to assist Hanover with any appeal of a delisting proceeding by the AMEX and with the preparation and submission of (i) any information about Spinco requested by AMEX in its letter dated September 5, 2008, (ii) any information about Walter or Spinco as may otherwise be reasonably requested by AMEX and (iii) any supplemental or new listing application as detailed in this Section 7.2(b).

          (c)    Blue Sky Filings.    Hanover shall take all such action as may reasonably be required under state securities or Blue Sky laws in connection with the issuance of shares of Hanover Common Stock pursuant to the Merger;

          (d)    Required Consents.    Walter, Spinco and Hanover shall cooperate with one another in determining whether any filings are required to be made with or consents required to be obtained from, any Governmental Authority or any other Person prior to the Effective Time in connection with the consummation of the transactions contemplated by this Agreement; and

          (e)    Further Assistance.    Walter, Spinco and Hanover shall provide such further assistance as the other party may reasonably request in connection with the foregoing and with carrying out the purpose of the Agreement. Each of Spinco, Walter and Hanover shall furnish to the other's counsel all such information as may reasonably be required to effect the foregoing actions.

        7.3    Proxy Statement/Prospectus.    If, at any time after the mailing of the definitive Proxy Statement/Prospectus and prior to the Hanover Stockholders Meeting, any event should occur that results in the Proxy Statement/Prospectus or the Registration Statement containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, or that otherwise should be described in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, Spinco, Walter and Hanover shall promptly notify each other of the occurrence of such event and then promptly prepare, file and clear with the SEC such amendment or supplement and Hanover shall, as may be required by the SEC, mail to the Hanover stockholders and Walter's stockholders each such amendment or supplement.

        7.4    Tax-Free Reorganization Treatment; IRS Ruling; REIT Status; Closing Agreement and REIT Determination; Investment Company Status.    (a) Hanover shall not take or cause to be taken any action, whether before or after the Effective Time, that (i) would disqualify the transactions contemplated hereby from constituting a tax-free distribution under Section 355 of the Code, (ii) would result in any failure to obtain the IRS Ruling, (iii) would disqualify the Merger from constituting a tax-free reorganization under Section 368 of the Code or (iv) would result in any failure to obtain the Closing Agreement or a REIT Determination.

          (b)    Hanover shall cooperate with Walter and shall use commercially reasonable efforts to assist Walter in obtaining the IRS Ruling.

          (c)    Hanover shall use its reasonable best efforts to execute the Closing Agreement or obtain a REIT Determination in the manner set forth in Section 8.2(h).

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          (d)    Hanover shall permit Walter and Spinco to participate in the process of obtaining the Closing Agreement and REIT Determination by providing drafts to Walter and Spinco of all submissions, including responses to inquiries and other supplemental materials, prior to their delivery to the IRS. Walter and Spinco shall be permitted to review all such draft submissions, and Hanover shall reasonably consider any changes to such submissions requested by Walter or Spinco. Hanover shall also keep Walter and Spinco currently informed of all developments relating to the Closing Agreement and REIT Determination processes, including all written and oral communications between Hanover and its advisors, on the one hand, and the IRS, on the other hand. All costs, fees and expenses incurred in connection with obtaining the Closing Agreement and REIT Determination, all costs of performing thereunder and all other liabilities arising therefrom shall be the sole responsibility and obligation of Hanover; provided that Hanover shall have no liability or responsibility for the cost of Walter's or Spinco's participation in such process.

          (e)    Neither Walter nor Spinco shall take or cause to be taken any action, whether before or after the Effective Time, that (i) would disqualify the transactions contemplated hereby from constituting a tax-free distribution under Section 355 of the Code, (ii) would result in any failure to obtain the IRS Ruling, (iii) would disqualify the Merger from constituting a tax-free reorganization under Section 368 of the Code or (iv) would result in any failure to obtain the Closing Agreement or REIT Determination.

          (f)    In connection with the Distribution, Walter and Spinco shall use their reasonable best efforts to seek a private letter ruling from the IRS relating to (i) the qualification of the Distribution as a tax-free transaction under Section 355 of the Code (stating that no gain or loss will be recognized by Walter, Spinco, Hanover or Walter stockholders) and (ii) certain U.S. federal income tax consequences relating to the transactions contemplated herein (including the restructuring of Walter's homebuilding business prior to the Distribution) (the "IRS Ruling").

          (g)    Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Hanover, Walter or Spinco from taking, and Hanover, Walter and Spinco hereby agree, respectively, to take any action at any time or from time to time that in the reasonable judgment of Hanover or Walter and Spinco, as the case may be, upon advice of counsel, is legally necessary for Hanover to maintain its qualification as a REIT or to eliminate or reduce income or excise taxes under Sections 856, 860 and 4981 of the Code (and similar provisions of state or local Tax Law) for any period or portion thereof ending on or prior to the Effective Time, including (i) making dividend or distribution payments to stockholders of Hanover and (ii) accessing certain REIT qualified assets pursuant to the REIT Asset Credit Facility; provided that (a) other than with respect to the Closing Agreement or REIT Determination, Hanover is not presently aware of any action that is currently legally necessary to be taken for it to maintain its qualification as a REIT or to eliminate or reduce income or excise taxes under Sections 856, 860 and 4981 of the Code (and similar provisions of state or local Tax Law) that would constitute, or would be reasonably likely to constitute, a breach of this Agreement and (b) prior notice is given to Walter and Spinco of any actions that will otherwise constitute a breach of this Agreement or could reasonably be expected to disqualify the Merger from constituting a tax-free reorganization under Section 368 of the Code.

          (h)    Hanover shall not, nor shall it permit any of its Subsidiaries to, (i) take any action that would reasonably be expected to (x) cause Hanover or any of its Subsidiaries to become an "investment company" as such term is defined under the 40 Act or (y) cause the Surviving Corporation to become an "investment company" as such term is defined under the 40 Act after the Closing; or (ii) fail to take any action necessary to ensure that (x) Hanover does not become an "investment company" as such term is defined under the 40 Act, and (y) the Surviving Corporation will not become an "investment company" as such term is defined under the 40 Act (subject, in the case of each of clause (x) and (y), to Hanover's receipt of any written consent thereof by Walter that is required under Section 6.2(e) or 6.2(f)).

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          (i)    Prior to the Closing, Hanover shall provide Walter within 15 business days after the end of each month with statements, certified by an appropriate officer of Hanover, as of the last day of such month relating to Hanover's compliance with Sections 7.4(d) and (e) and in form and substance substantially similar to the statements as of December 31, 2007 relating to such matters provided by Hanover to Walter prior to the date hereof.

        7.5    Employee Matters and Employee Benefit Plans.    (a) In general, on and after the Effective Time, the Surviving Corporation shall provide the Hanover Employees who continue employment with the Surviving Corporation with employee benefits (excluding equity-based programs) that are substantially comparable, in the aggregate, to the employee benefits provided to Spinco Employees (of similar position or job category) under the Spinco Benefit Plans after the Effective Time; provided, however, that nothing herein will prevent the amendment or termination of any specific plan, program or arrangement, or interfere with the Surviving Corporation's right or obligation to make such changes as are necessary to comply with applicable Law. Notwithstanding the foregoing, nothing contained herein shall be construed as requiring, and Hanover shall take no action that would have the effect of requiring, the Surviving Corporation or any Affiliate to continue any specific employee benefit plan. Neither the Surviving Corporation nor any of its Affiliates shall be obligated, however, to continue to employ any Hanover Employees for any specific period of time following the Effective Time, subject to applicable Law.

          (b)    Pre-existing Conditions; Service Credit.    On and after the Effective Time, the Surviving Corporation shall: (i) waive any limitations to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Hanover Employees under any welfare benefit plan in which such employees may be eligible to participate after the Effective Time, to the extent that such limitations did not apply or had been satisfied by such Hanover Employees and their covered dependents prior to the Effective Time, (ii) provide each Hanover Employee with credit for any co-payments and deductibles paid prior to the Effective Time for the plan year in which the Merger occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plan in which such employees may be eligible to participate after the Effective Time, and (iii) recognize all service of the Hanover Employees for all purposes (including purposes of eligibility to participate, vesting credit, service credit, entitlement for benefits, and benefit accrual (including vacation accrual) in any benefit plan in which such employees may be eligible to participate after the Merger), to the same extent taken into account under a comparable Hanover Benefit Plan immediately prior to the Effective Time.

          (c)    Nothing contained in this Section 7.5, express or implied: (i) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment; or (ii) is intended to confer upon any Person any right as a third-party beneficiary of this Agreement.

        7.6    Investigation.    Upon reasonable notice, each of Walter and Spinco (with respect to the Spinco Business only) and Hanover shall, throughout the period prior to the earlier of the Effective Time or the Termination Date, afford to each other and to its respective officers, employees, accountants, counsel and other authorized representatives, reasonable access to its officers, employees, consultants and representatives and, during normal business hours, in a manner that does not unreasonably interfere with one another's respective business and operations, to its and its Subsidiaries' plants, properties, Contracts, commitments, books, records (including tax returns), papers, plans and drawings and any report, schedule or other document filed or received by it pursuant to the requirements of the federal or state securities laws, and shall use its respective reasonable best efforts to cause its respective representatives to furnish promptly to the other such additional financial and operating data and other information, including environmental information, as to its and its Subsidiaries' respective businesses and properties as the other or its duly authorized representatives, as the case may be, may reasonably request; provided, however, that the foregoing shall not permit either Party to conduct any invasive or

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destructive environmental sampling, testing or analysis on the other Party's property. Notwithstanding the foregoing, neither Walter (with respect to the Spinco Business only), Spinco nor Hanover nor their respective Subsidiaries shall be required to provide any information to the extent that any such Party or any of their respective Subsidiaries is legally obligated to keep such information confidential or otherwise not to provide such information or to the extent that such access would constitute a waiver of the attorney-client privilege. Each of Hanover and Walter (with respect to the Spinco Business only) will hold, and will direct its officers, employees, investment bankers, attorneys, accountants and other advisors and representatives to hold, any and all information received from any of the Parties, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

        7.7    Reasonable Best Efforts; Further Assurances, Etc.    (a) Walter, Spinco and Hanover shall, as promptly as practicable and to the extent required by Law, make their respective filings and any other required or requested submissions under the HSR Act, promptly respond to any requests for additional information from either the Federal Trade Commission or the Department of Justice, and cooperate in the preparation of, and coordinate, such filings, submissions and responses (including the exchange of drafts between each party's outside counsel) so as to reduce the length of any review periods and (b) subject to the terms and conditions of this Agreement, each of Walter, Spinco and Hanover shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Executed Transaction Agreements, including providing information and using their reasonable best efforts to obtain all necessary exemptions, rulings, consents, authorizations, approvals and waivers to effect all necessary registrations and filings and to lift any injunction or other legal bar to the Merger and the other transactions contemplated hereby, as promptly as practicable, and to take all other actions necessary to consummate the transactions contemplated hereby in a manner consistent with applicable law, it being understood that this Section 7.7(a) does not address the IRS Ruling, which is addressed in Section 7.4(f). Without limiting the generality of the foregoing, Walter, Spinco and Hanover agree, and shall cause each of their respective Subsidiaries, to cooperate and to use their respective reasonable best efforts to obtain any government clearances required to consummate the Merger (including through compliance with the HSR Act and any applicable foreign government reporting requirements), to respond to any government requests for information, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any Order that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action. The Parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto in connection with proceedings under or relating to the HSR Act or any other federal, state or foreign antitrust or fair trade law, and will provide one another with copies of all material communications from and filings with, any Governmental Authorities in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 7.7, neither Walter nor Spinco or their respective Subsidiaries, on the one hand, nor Hanover and its Subsidiaries on the other hand, shall be required to take any action that would reasonably be expected to have a Material Adverse Effect on Walter or Spinco, on the one hand, or Hanover, on the other hand.

        7.8    Director and Officer Indemnification; Insurance.    (a) The Surviving Corporation shall, (i) for a period of at least six years after the Effective Time, indemnify, defend and hold harmless, and provide advancement of expenses to, all past and present directors, officers or employees of Walter and its Subsidiaries who shall become directors, officers or employees of the Surviving Corporation or its Subsidiaries (the "Surviving Corporation Officers and Directors") to the maximum extent allowed under Maryland law for acts or omissions occurring after the Effective Time and (ii) amend the charter and bylaws of the Surviving Corporation as provided in the Amended and Restated Charter and the Amended and Restated Bylaws attached hereto as Exhibits A and B, respectively, which provide for the

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elimination of personal liability for money damages and indemnification and advancement of expenses to the maximum extent permitted under Maryland law and not to modify such provisions of its charter and bylaws in any way that is not applicable to all similarly situated directors, officers or employees of Hanover or the Surviving Corporation.

          (b)    (i) All rights to indemnification and exculpation from liabilities for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time now existing in favor of any former or current officer or director of Hanover or any of its Subsidiaries (the "Hanover Officers and Directors") as provided in Hanover's charter or by-laws and any existing indemnification agreements set forth in Section 7.8(b) of the Hanover Disclosure Letter, shall, to the maximum extent allowed under Maryland law, survive the Merger and shall continue in full force and effect in accordance with their terms, and, except as provided in the Amended and Restated Charter and Bylaws or in the terms of such indemnification agreements, as applicable, shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of such individuals for acts or omissions occurring at or prior to the Effective Time or taken at the written request of Walter or Spinco.

             (ii)  From and after the Effective Time, the Surviving Corporation shall, to the maximum extent allowed under Maryland law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Hanover Officer and Director against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Hanover or any of its Subsidiaries, and pertaining to any matter existing or occurring or alleged to have occurred, or any acts or omissions occurring or alleged to have occurred, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of the Agreement and the consummation of the transactions contemplated hereby) or taken at the written request of Walter or Spinco.

            (iii)  The Surviving Corporation shall cause the Hanover Officers and Directors to be covered for a period of six years from the Effective Time by the directors' and officers' liability insurance policy maintained by Hanover immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts and otherwise containing terms and conditions that are not less advantageous to the Hanover Officers and Directors than such Hanover policy or substitute a "tail" insurance policy with a claims period of at least six years from the Effective Time of the same coverage and amounts and otherwise containing terms and conditions that are not less advantageous to the Hanover Officers and Directors than such Hanover policy) with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall the Surviving Corporation be required to expend in the aggregate during and for such six-year period an amount in excess of 250% of the annualized premium paid by Hanover immediately prior to the Effective Time for such insurance (the "Insurance Amount"), and provided, further, that if the Surviving Corporation is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, the Surviving Corporation shall obtain as much comparable insurance as is available for the Insurance Amount.

          (c)    The provisions of this Section 7.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Hanover Officer and Director, each Surviving Corporation Officer and Director and each of their respective heirs and representatives.

        7.9    Public Announcements.    Walter, Spinco and Hanover shall consult with each other and shall mutually agree upon any press release or public announcement relating to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public

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announcement prior to such consultation and agreement, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement. Walter shall have the right to receive, review, consult with Hanover with respect to, and comment on, any Hanover SEC Document, other than the Registration Statement and Proxy Statement/Prospectus, to be filed after the date hereof that it has under Section 6.3 hereof with respect to the Registration Statement and Proxy Statement/Prospectus.

        7.10    Defense of Litigation.    Each of Walter, Spinco and Hanover shall use its reasonable best efforts to defend against all actions, suits or proceedings in which such party is named as a defendant that challenge or otherwise seek to enjoin, restrain or prohibit the transactions contemplated by this Agreement. None of Walter, Spinco or Hanover shall settle any such action, suit or proceeding or fail to perfect on a timely basis any right to appeal any judgment rendered or Order entered against such Party therein without having previously consulted with the other Parties. Each of Walter, Spinco and Hanover shall use all commercially reasonable efforts to cause each of its Affiliates, directors and officers to use all commercially reasonable efforts to defend any such action, suit or proceeding in which such Affiliate, director or officer is named as a defendant and which seeks any such relief to comply with this Section 7.10 to the same extent as if such Person was a Party.

        7.11    Accounting Matters.    (a) In connection with the information regarding Spinco and the Spinco Business provided by Walter and Spinco specifically for inclusion in the Form S-4, Walter and Spinco shall use commercially reasonable efforts to cause to be delivered to Hanover two letters from Walter's and Spinco's independent public accountants, one dated approximately the date on which the Form S-4 shall become effective and one dated the Closing Date, each addressed to Walter, Spinco and Hanover, in form and substance reasonably satisfactory to Hanover and reasonably customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

          (b)    In connection with the information regarding Hanover provided by Hanover specifically for inclusion in or incorporation by reference in the Form S-4, Hanover shall use commercially reasonable efforts to cause to be delivered to Walter two letters from Hanover's independent public accountants, one dated approximately the date on which the Form S-4 shall become effective and one dated the Closing Date, each addressed to Walter, Spinco and Hanover, in form and substance reasonably satisfactory to Walter and reasonably customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

        7.12    Amendment and Restatement of Hanover's Charter and Bylaws.    Following receipt of the Requisite Approvals, Hanover shall take all actions necessary for the Amended and Restated Charter and the Amended and Restated Bylaws to become effective prior to the consummation of the Exchange Share Issuance, including, without limitation, by filing the Articles of Amendment and Restatement with the SDAT, in the manner required by, and executed in accordance with, the applicable provisions of the MGCL.

        7.13    Board of Directors and Officers of Surviving Corporation.    The Maryland Articles of Merger shall specify that the number of directors on the Board of Directors of the Surviving Corporation immediately following the Effective Time shall be seven and that the names and classifications of the directors of the Surviving Corporation immediately following the Effective Time will be as specified on Schedule 2.1(c) hereto, as such names may be changed in accordance with Section 2.1(c) hereof.

        7.14    Post Closing Cooperation.    Subject to the terms and conditions hereof, each of the Parties hereto agrees to use its reasonable best efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary

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or appropriate, in the reasonable opinion of counsel for Walter and Hanover, to effectuate the provisions of this Agreement.

ARTICLE 8

CONDITIONS TO THE MERGER

        8.1    Conditions to the Obligations of Spinco, Walter and Hanover to Effect the Merger.    The respective obligations of Spinco, Walter and Hanover to consummate the Merger shall be subject to the fulfillment (or waiver by Walter, Spinco and Hanover) at or prior to the Effective Time of the following conditions:

          (a)    The Distribution shall have been consummated;

          (b)    The Requisite Merger Approval and the Requisite Charter Approval shall have been obtained;

          (c)    The Requisite Exchange Approval shall have been obtained;

          (d)    All consents, approvals and authorizations of any Governmental Authority required by Law for the consummation of the transactions contemplated by this Agreement and the Executed Transaction Agreements shall have been obtained and be in full force and effect at the Effective Time, except those consents the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Surviving Corporation (after giving effect to the Merger);

          (e)    All consents or approvals of each Person whose consent or approval shall be required for the consummation of the transactions contemplated by this Agreement and the Executed Transaction Agreements under any contract to which Hanover or Walter or their respective Subsidiaries shall be a party or by which their respective properties and assets are bound shall have been obtained (in each case without the payment or imposition of any material costs or obligations) and be in full force and effect at the Effective Time, except (i) where the failure to so obtain such consents and approvals would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Surviving Corporation (after giving effect to the Merger) or (ii) to the extent that reasonably acceptable alternative arrangements relating to the failure to obtain any such consent or approval are otherwise provided for;

          (f)    Any waiting period under the HSR Act shall have expired or been terminated;

          (g)    (i) The Registration Statement shall have become effective in accordance with the Securities Act and the Exchange Act and shall not be the subject of any stop order or proceedings seeking a stop order and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened by the SEC and not concluded or withdrawn; and (ii) the shares of Hanover Common Stock and such other shares required to be reserved for issuance in connection with the Distribution and the Merger, respectively, shall have been Approved for Listing; and

          (h)    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction or other Law or legal restraint or prohibition preventing or making illegal the consummation of the transactions contemplated by this Agreement and the Executed Transaction Agreements shall be in effect; provided, however, that the Parties hereto shall use their reasonable best efforts to have any such injunction, order, restraint or prohibition vacated; provided, further, that the Parties hereto shall use their commercially reasonable efforts to cause any such Law not to prevent or make illegal the consummation of the transactions contemplated by this Agreement and the Executed Transaction Agreements.

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        8.2    Additional Conditions to the Obligations of Walter and Spinco.    The obligations of Walter and Spinco to consummate the Merger shall be subject to the fulfillment (or waiver by Walter or Spinco) at or prior to the Effective Time of the following additional conditions:

          (a)    (i) (A) The representations and warranties of Hanover contained in this Agreement qualified as to Material Adverse Effect shall be true and correct in all respects and (B) those not so qualified shall be true and correct in all material respects, in each case as of the Effective Time as if made as of the Effective Time (except to the extent such representations and warranties address matters as of a particular date), except in the case of clause (B) where the failure to be true and correct in all material respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Hanover and (ii) Hanover shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed at or prior to the Effective Time, except in the case of clauses (i) and (ii) to the extent specifically contemplated or permitted by this Agreement;

          (b)    Hanover shall have delivered to Walter and Spinco a certificate, dated as of the Effective Time, of the Chief Executive Officer and Chief Financial Officer of Hanover (on Hanover's behalf and without any personal liability) certifying the satisfaction by Hanover of the conditions set forth in subsection (a) of this Section 8.2;

          (c)    Walter and Spinco shall have received opinions of Simpson Thacher & Bartlett LLP to the effect that (i) the Merger will constitute a "reorganization" for federal income tax purposes within the meaning of Section 368(a) of the Code and (ii) the Surviving Corporation's proposed method of operation will enable it to continue to meet the requirements for qualification as a REIT under the Code for taxable year 2009 and thereafter. In rendering such opinion, Simpson Thacher & Bartlett LLP (x) may require and rely upon representations contained in certificates of officers of Walter, Spinco, Hanover and others and (y) will assume, if a REIT Determination is not obtained and the Closing Agreement does not provide resolution of the issues for which relief was sought in the Initial Submissions for the taxable year of Hanover ending December 31, 2008 (the "2008 Tax Year"), that the Closing Agreement applies to the 2008 Tax Year in the same manner as it applies to the taxable years of Hanover that are the subject of such Closing Agreement;

          (d)    The Amended and Restated Charter shall be the effective charter of Hanover and the Amended and Restated Bylaws shall be the effective bylaws of Hanover;

          (e)    Each of the Exchange Agreements is in effect and each of the closings thereunder have occurred;

          (f)    Walter shall have received (i) the IRS Ruling in form and substance reasonably satisfactory to Walter with respect to each of the matters requested by Walter to be included therein and (ii) an opinion of PricewaterhouseCoopers LLP as to the satisfaction of certain requirements necessary for the Distribution to obtain tax-free treatment under Section 355 of the Code on which the IRS will not rule;

          (g)    Hanover shall continue to qualify as a REIT;

          (h)    Either (i) Hanover and the IRS shall have executed an IRS Form 906, Closing Agreement on Final Determination Covering Specific Tax Matters, that resolves, in a manner satisfactory to Walter in its sole discretion exercised in good faith, the issues for which relief was sought in the Initial Submissions (the "Closing Agreement") or (ii) the IRS shall have rendered a formal, binding determination other than the Closing Agreement to the effect that the assets which are the subject of the Initial Submissions, were, for purposes of Section 856(c) of the Code, "cash items" and therefore that the investment by Hanover in such assets will not cause Hanover to fail to qualify as a REIT for any taxable year, or otherwise to the effect that Hanover has qualified as

Annex A-56

  a REIT for all taxable years, which determination is in form and substance satisfactory to Walter, as determined in its sole discretion exercised in good faith (the "REIT Determination");

          (i)    Walter and Spinco shall have received (i) a tax opinion of Thacher Proffitt & Wood LLP, dated as of the Closing Date, in the form attached hereto as Exhibit C (such opinion shall be based upon customary assumptions and representations made by Hanover and any Subsidiaries of Hanover in the form attached hereto as Exhibit D) opining that Hanover has been organized and has operated in conformity with the requirements for qualification as a REIT under the Code since 1997, until immediately prior to the Closing and assuming that if a REIT Determination is not obtained and the Closing Agreement does not provide resolution of the issues for which relief was sought in the Initial Submissions for the 2008 Tax Year, that the Closing Agreement applies to the 2008 Tax Year in the same manner as it applies to the taxable years of Hanover that are the subject of such Closing Agreement and (ii) an opinion of Thacher Proffitt and Wood LLP, dated as of the Closing Date, in the form attached hereto as Exhibit E as to certain 40 Act matters; and

          (j)    The Requisite Plan Amendment Approval shall have been obtained.

        8.3    Additional Conditions to the Obligations of Hanover.    The obligation of Hanover to consummate the Merger shall be subject to the fulfillment (or waiver by Hanover) at or prior to the Effective Time of the following additional conditions:

          (a)    (i) (A) The representations and warranties of Spinco and Walter contained in this Agreement qualified as to Material Adverse Effect shall be true and correct in all respects and (B) those not so qualified shall be true and correct in all material respects, in each case as of the Effective Time as if made as of the Effective Time (except to the extent such representations and warranties address matters as of a particular date), except in the case of clause (B) where the failure to be true and correct in all material respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Spinco and (ii) Spinco and Walter shall have performed in all material respects their respective covenants and agreements contained in this Agreement required to be performed at or prior to the Effective Time, except in the case of clauses (i) and (ii) to the extent specifically contemplated or permitted by this Agreement;

          (b)    Each of Walter and Spinco shall have delivered to Hanover a certificate, dated as of the Effective Time, of the Chief Executive Officer and the Chief Financial Officer of Walter and of Spinco (on Walter's and Spinco's behalf and without any personal liability) certifying the satisfaction by Walter and Spinco of the conditions set forth in subsection (a) of this Section 8.3; and

          (c)    Hanover shall have received an opinion from Thacher Proffitt Wood LLP, to the effect that the Merger will constitute a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code (provided that, in rendering such opinion, Thacher Proffitt Wood LLP may require and rely upon representations contained in certificates of officers of Walter, Spinco, Hanover and others).

ARTICLE 9

TERMINATION, AMENDMENT AND WAIVERS

        9.1    Termination.    This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time whether before or after the Requisite Approvals or the adoption hereof by Walter as the sole member of Spinco:

          (a)    by the mutual written consent of each Party hereto, which consent shall be effected by action of the Board of Directors of each such Party;

Annex A-57

          (b)    by either Walter or Hanover:

              (i)  if the Effective Time shall not have occurred before February 15, 2009 (the "Termination Date"); provided, however, that the right to terminate this Agreement pursuant to this clause (b)(i) shall not be available to any Party whose failure to perform any of its obligations under this Agreement at or prior to such date has been a cause of or resulted in the failure of the Merger to have become effective on or before the Termination Date;

             (ii)  if, at the Hanover Stockholders Meeting duly convened therefor (including any adjournment, continuation or postponement thereof), the Requisite Merger Approval, the Requisite Charter Approval and the Requisite Exchange Approval shall not have been obtained after a vote of the stockholders is taken; or

            (iii)  if any court of competent jurisdiction or any other Governmental Authority shall have issued an order, injunction, restraint or other judgment (and such order, injunction or other judgment shall have become final and nonappealable), restraining, enjoining or otherwise prohibiting the Merger, provided, that, (A) if the party seeking to terminate this Agreement pursuant to this clause (b)(iii) is a party to the applicable proceeding, such party shall have used its reasonable best efforts to remove such order, injunction, restraint or other judgment, and (B) the right to terminate this Agreement under this clause (b)(iii) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement shall have been the cause of, or shall have resulted in, such order, injunction, restraint or other judgment;

          (c)    by Walter, if Hanover shall have (i) failed to include the Hanover Board Recommendation in the Proxy Statement/Prospectus or (ii) effected a Change in the Hanover Board Recommendation (or resolved to take any such action), whether or not permitted by the terms hereof, or (iii) breached its obligations under (A) Section 6.3 of this Agreement and such breach either by its terms cannot be cured by the Termination Date or, with respect to any such breach that is reasonably capable of being remedied, the breach is not remedied within 30 days after Walter has furnished Hanover with written notice of such breach or (B) Section 6.4(d) of this Agreement; provided, however, that the right to terminate this Agreement pursuant to clause (c)(iii)(A) shall not be available to Walter to the extent Walter has failed in any material respect to fulfill its obligation under Section 6.3(a) to provide information for inclusion in the Form S-4 and/or to assist in the preparation of the Form S-4, and such failure was the primary cause of Hanover's breach.

          (d)    by Hanover if, prior to obtaining the Requisite Merger Approval, Hanover receives a Hanover Acquisition Proposal and the Board of Directors of Hanover shall have concluded in good faith that such Hanover Acquisition Proposal constitutes a Superior Proposal; provided that, Hanover shall not terminate this Agreement pursuant to the foregoing clause unless: (i) Hanover concurrently pays the Hanover Termination Fee payable pursuant to Section 9.3(a)(i) and (ii) the Board of Directors of Hanover concurrently approves, and Hanover concurrently enters into, a definitive, legally binding agreement with respect to such Superior Proposal.

          (e)    by Hanover, if Hanover is not in material breach of the terms of this Agreement, and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Walter or Spinco which breach would cause the condition to closing set forth in Section 8.3(a) not to be satisfied, and (i) such breach by its nature is not capable of being cured or (ii) Walter has not, within 30 days after receipt by Walter of written notice of such breach from Hanover, cured such breach or made any good faith attempt to cure such breach;

          (f)    by Walter, if neither Walter nor Spinco is in material breach of the terms of this Agreement, and there has been a breach of any representation, warranty, covenant or agreement

Annex A-58

  contained in this Agreement on the part of Hanover which breach would cause the condition to closing set forth in Section 8.2(a) not to be satisfied, and (i) such breach by its nature is not capable of being cured or (ii) Hanover has not, within 30 days after receipt by Hanover of written notice of such breach from Walter, cured such breach or made any good faith attempt to cure such breach; and

          (g)    by Walter, if, at the Hanover Stockholders Meeting duly convened therefor (including any adjournment, continuation or postponement thereof), the Requisite Plan Amendment Approval shall not have been obtained after a vote of the stockholders is taken.

        The Party hereto desiring to terminate this Agreement pursuant to this Section 9.1 (other than pursuant to Section 9.1(a)) shall give written notice of such termination to the other Parties in accordance with Section 10.2, specifying the provision hereof pursuant to which such termination is effected.

        9.2    Effect of Termination.    In the event of termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and of no effect without any liability or obligation on the part of any Party hereto (or any stockholder, director or officer, employee, agent, consultant or representative of such party) to the other Parties hereto, except that (a) the agreements contained in this Section 9.2, Section 9.3, the Confidentiality Agreement (subject to the terms thereof), Section 6.9, the last sentence of Section 7.6 and in Article 10 shall survive the termination hereof and (b) no such termination shall relieve any Party hereto of any liability or damages resulting from fraud or from any willful and material breach by such Party of any covenant or other agreement included in this Agreement.

        9.3    Fees and Expenses.    (a) (i) In the event that this Agreement is terminated (A) by Walter pursuant to Section 9.1(c)(iii), (B) by Hanover pursuant to Section 9.1(d) or (C) by Walter pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii), but only, in the case of this clause (C) if Hanover is unable to terminate the Agreement pursuant to such Section at the time of termination by Walter due to Hanover's failure to meet the requirements for such termination in the provisos to such sections, then, in the case of each of clauses (A), (B) and (C), promptly, but in no event later than two business days after such termination Hanover shall pay Walter a fee equal to $2,000,000 (if the termination occurs prior to December 31, 2008) or $3,000,000 (if the termination occurs on or after December 31, 2008) (the "Hanover Termination Fee") by wire transfer of same day funds.

             (ii)  In the event that, following the execution of this Agreement and prior to the Effective Time, (A) a Hanover Acquisition Proposal is commenced, publicly disclosed, publicly proposed or otherwise communicated to Hanover or the Hanover stockholders and (B) this Agreement is terminated by either Walter or Hanover pursuant to Section 9.1(b)(ii) or by Walter pursuant to Section 9.1(c)(i) or 9.1(c)(ii) or 9.1(f) or 9.1(g), and (C) (x) within 12 months after the date of such termination, Hanover enters into a Hanover Acquisition Agreement relating to, or consummates, such Hanover Acquisition Proposal (changing the number in clauses (ii), (iii) and (iv) of the definition of such term from 5% or 10%, as the case may be, to 50%) or any other Hanover Acquisition Proposal (modified as aforesaid) with the Person making such first Hanover Acquisition Proposal, or (y) within 9 months after the date of such termination, Hanover enters into a Hanover Acquisition Agreement relating to, or consummates, any Hanover Acquisition Proposal (modified as aforesaid) then Hanover shall promptly, but in no event later than two business days after the date such Hanover Acquisition Agreement is entered into or such Hanover Acquisition Proposal is consummated, as the case may be, pay Walter the Hanover Termination Fee by wire transfer of same day funds.

          Hanover acknowledges that the agreements contained in this Section 9.3(a) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements,

Annex A-59

  Walter would not enter into this Agreement; accordingly, if Hanover fails promptly to pay the amount due pursuant to this Section 9.3(a), and in order to obtain such payment, Walter commences a suit which results in a judgment against Hanover for the fee set forth in this Section 9.3(a), Hanover shall pay to Walter its out-of-pocket costs and expenses (including reasonable attorneys' fees and out-of-pocket expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations in effect on the date such payment was required to be made plus 300 basis points.

          (b)    In the event that this Agreement is terminated by Hanover (i) pursuant to Section 9.1(e), or (ii) pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii), but only in the case of this clause (ii), if Walter is unable to terminate the Agreement pursuant to such Section at the time of termination by Hanover due to Walter's failure to meet the requirements for such termination in the provisos to such sections, then, in the case of both clauses (i) and (ii), promptly but in no event later than two business days after such termination, Walter shall pay Hanover a fee equal to $3,000,000 (if the termination occurs prior to December 31, 2008) or $2,000,000 (if the termination occurs on or after December 31, 2008) (the "Walter Termination Fee") by wire transfer of same day funds; provided, however, that at the option of Walter and Spinco, in their sole discretion, all or any portion of the Walter Termination Fee may be paid by a setoff by Spinco of amounts due and owing to Spinco from Hanover under the REIT Asset Credit Facility.

          Walter acknowledges that the agreements contained in this Section 9.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Hanover would not enter into this Agreement; accordingly, if Walter fails promptly to pay the amount due pursuant to this Section 9.3(b), and in order to obtain such payment, Hanover commences a suit which results in a judgment against Walter for the fee set forth in this Section 9.3(b), Walter shall pay to Hanover its out-of-pocket costs and expenses (including reasonable attorneys' fees and out-of-pocket expenses) in connection with such suit, together with interest on the amount of the fee at the rate on six-month U.S. Treasury obligations in effect on the date such payment was required to be made plus 300 basis points.

          (c)    Notwithstanding anything else set forth in this Section 9.3, all fees and expenses incurred by Walter, Spinco, Hanover or their respective Subsidiaries in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses; provided, however, that Walter shall reimburse Hanover for filing and other fees payable to the SEC in respect of the Registration Statement and the Proxy Statement/Prospectus and Walter shall pay the fees and expenses of any financial printer engaged in the preparation, printing, filing and mailing of the Registration Statement and Proxy Statement/Prospectus.

        9.4    Amendment.    This Agreement may be amended at any time prior to the Effective Time, whether before or after receipt of the Requisite Approvals; provided, however, that, after receipt of the Requisite Approvals, no amendment may be made which under applicable Maryland Law requires the further approval of the stockholders of Hanover without such further approval. This Agreement may not be amended except by an instrument in writing signed by the Parties hereto.

        9.5    Waivers.    At any time prior to the Effective Time, any Party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Annex A-60

 ARTICLE 10

MISCELLANEOUS

        10.1    Non-Survival of Representations and Warranties and Agreements.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time and then only to such extent. Except as specifically provided herein, the Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.

        10.2    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) a transmitter's electronic confirmation of receipt of a facsimile transmission, (b) confirmed delivery of a standard overnight courier or when delivered by hand or (c) the expiration of five business days after the date mailed by certified or registered mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice):

  If to Walter, to:

    Walter Industries, Inc.
    4211 W. Boy Scout Boulevard, 10th Floor
    Tampa, Florida 33607-5724
    Attention: General Counsel
    Facsimile: (813) 871-4430

  with a copy (which shall not constitute effective notice) to:

    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, New York 10017
    Attention: Peter J. Gordon, Esq.
    Facsimile: (212) 455-2502

  If to Spinco, to:

    JWH Holding Company, LLC
    4211 W. Boy Scout Boulevard, 10th Floor
    Tampa, Florida 33607-5724
    Attention: General Counsel
    Facsimile: (813) 871-4430

  with a copy (which shall not constitute effective notice) to:

    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, New York 10017
    Attention: Peter J. Gordon, Esq.
    Facsimile: (212) 455-2502

Annex A-61

  If to Hanover, to:

    Hanover Capital Mortgage Holdings, Inc.
    200 Metroplex Drive, Suite 100
    Edison, New Jersey 08817
    Attention: General Counsel
    Facsimile: (732) 548-0286

  with a copy (which shall not constitute effective notice) to:

    Thacher Proffitt & Wood LLP
    Two World Financial Center
    New York, New York 10281
    Attention: Mark I. Sokolow, Esq.
    Facsimile: (212) 912-7751

        10.3    Certain Construction Rules.    The article and section headings and the table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. As used in this Agreement, unless otherwise provided to the contrary, (a) all references to days or months shall be deemed references to calendar days or months and (b) any reference to a "Section," "Article," "Exhibit" or "Schedule" shall be deemed to refer to a section or article of this Agreement or an exhibit or schedule to this Agreement. The words "hereof," "herein" and "hereunder" and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Unless otherwise specifically provided for herein, the term "or" shall not be deemed to be exclusive.

        10.4    Severability.    If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be declared to be invalid, unenforceable or void, such declaration shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of Spinco, Walter and Hanover that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

        10.5    Assignment; Binding Effect.    Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by Spinco, Walter or Hanover (whether by operation of law or otherwise) without the prior written consent of all of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by Spinco, Walter and Hanover and their respective successors and permitted assigns.

        10.6    No Third Party Beneficiaries.    Except as provided in Section 7.8, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than Walter, Spinco and Hanover or their respective successors or permitted assigns) any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no Person (other than as so specified) shall be deemed a third party beneficiary under or by reason of this Agreement.

        10.7    Limited Liability.    Notwithstanding any other provision of this Agreement, no stockholder, director, officer, Affiliate, agent or representative of Spinco, Walter or Hanover, in its capacity as such, shall have any liability in respect of or relating to the covenants, obligations, representations or warranties of such party under this Agreement or in respect of any certificate delivered with respect hereto or thereto and, to the fullest extent legally permissible, each of Spinco, Walter and Hanover, for itself and its stockholders, directors, officers and Affiliates, waives and agrees not to seek to assert or enforce any such liability that any such Person otherwise might have pursuant to applicable law.

Annex A-62

        10.8    Entire Agreement.    This Agreement (together with the Executed Transaction Agreements, the Confidentiality Agreement, the exhibits and the Disclosure Letters and the other documents delivered pursuant hereto) constitute the entire agreement of all the parties hereto and supersedes all prior and contemporaneous agreements and understandings, both written and oral, between the parties, or either of them, with respect to the subject matter hereof. All exhibits and schedules attached to this Agreement and the Disclosure Letters are expressly made a part of, and incorporated by reference into, this Agreement.

        10.9    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, without regard to conflicts of laws principles.

        10.10    Jurisdiction.    (a) Each Party irrevocably consents to and submits to the jurisdiction, including the personal jurisdiction, of (i) any Maryland State court, and (ii) any Federal court of the United States sitting in the State of Maryland, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby. Each Party agrees to commence any suit, action or proceeding relating hereto only in any Federal court of the United States sitting in the State of Maryland or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in any Maryland State court. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) any Maryland State court, and (ii) any Federal court of the United States sitting in the State of Maryland, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each Party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 10.10 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 10.10 shall not constitute a general consent to service of process in the State of Maryland and shall have no effect for any purpose except as provided in this Section 10.10. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          (b)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

        10.11    Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement

Annex A-63

binding on Spinco, Walter and Hanover, notwithstanding that not all parties are signatories to the original or the same counterpart.

        10.12    Specific Performance; Remedies.    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located in the State of Maryland. Except for the foregoing remedies of injunction and specific performance, the right not to close in the event that the conditions to closing are not satisfied and the termination rights set forth in this Agreement, the Parties agree that they shall have no rights or claims against one another for breaches of this Agreement except in the case of fraud or any willful and material breach by a party of any covenant or other agreement included in this Agreement.

Annex A-64

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

WALTER INDUSTRIES, INC.
By:	/s/ VICTOR P. PATRICK Name: Victor P. Patrick Title: Vice Chairman
JWH HOLDING COMPANY, LLC
By:	/s/ MARK J. O'BRIEN Name: Mark J. O'Brien Title: President and Chief Executive Officer
HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:	/s/ JOHN A. BURCHETT Name: John A. Burchett Title: Chief Executive Officer and President

Annex A-65

 EXHIBIT A

AMENDED AND RESTATED BYLAWS OF HANOVER

(see Annex D)

Annex A-66

 EXHIBIT B

ARTICLES OF AMENDMENT AND RESTATEMENT OF HANOVER

(see Annex C)

Annex A-67

 EXHIBIT C

[                        ], 2009

Walter Industries, Inc.
4211 W. Boy Scout Boulevard, 10th Floor
Tampa, Florida 33607-5724

JWH Holding Company, LLC
4211 W. Boy Scout Boulevard, 10th Floor
Tampa, Florida 33607-5724

  Re:
  Hanover Capital Mortgage Holdings, Inc.

Ladies and Gentlemen:

        We have acted as special tax counsel to Hanover Capital Mortgage Holdings, Inc., a Maryland corporation (the "Company"), in connection with the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), among Walter Industries, Inc., a Delaware corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company wholly-owned by Walter ("Spinco"), and the Company. Capitalized terms used and not defined herein shall have the respective meanings set forth in the Merger Agreement. This opinion is being delivered pursuant to Section 8.2(f) of the Merger Agreement.

        In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and the Executed Transaction Agreements (collectively, the "Operative Documents"). Furthermore, we have relied upon (i) the letter, dated as of the date hereof, from the Company to us containing certain representations and referencing certain deliveries by the Company to us, including, but not limited to, certain representations and deliveries related to (A) the certain letters, dated as of August 25, 2008 and September 19, 2008, respectively, from the Company to the Internal Revenue Service, including the exhibits and attachments thereto, and (B) the final, binding determination of the Internal Revenue Service in response to thereto, (ii) the audited consolidated financial statements of the Company and its subsidiaries for their [        ] most recent fiscal years and the most recent internal consolidated financial statements of the Company and its subsidiaries (the "Financial Statements") and (iii) certain internal income and asset tests conducted by the Company (the "Company REIT Tests"). We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

        Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above and of the Financial Statements and the Company REIT Tests. In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such documents. We also have assumed that the transactions contemplated by the Merger Agreement will be consummated in the manner contemplated by the Operative Documents.

        In rendering our opinion, we have considered the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial decisions and Internal Revenue Service rulings, all of which are subject to change, which changes may be retroactively applied. A change in the authorities upon which our opinion is based could affect our conclusions. There can be no assurances, moreover, that any of the opinions expressed herein will be accepted by the Internal Revenue Service or, if challenged, by a court.

Annex A-68

        Based solely upon the foregoing, we are of the opinion that, under current United States federal income tax law, as of the date hereof:

          The Company has been organized and has operated in conformity with the requirements for qualification as a real estate investment trust under the Code, for each of its taxable years commencing with the taxable year ended December 31, 1997 through the most recently ended taxable year, and the Company has operated in conformity with the requirements for qualification as a real estate investment trust under the Code from the end of the most recently ended taxable year up to immediately prior to the Effective Time.

        For purposes of this letter, we do not express any opinion concerning any law other than the federal income tax law of the United States. Furthermore, our opinions are limited solely to the specific questions and conclusions set forth herein, and we express no opinion to any party as to the tax consequences, whether federal, state, local or foreign, of any transaction related to or contemplated by the Operative Documents.

        To ensure compliance with requirements imposed by the Internal Revenue Service, we inform you that (i) any U.S. federal tax advice contained in this opinion is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code; (ii) such opinion is written in connection with the promotion or marketing of the transaction or matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

        This opinion is furnished to you solely for your benefit in connection with the transactions contemplated by the Operative Documents and is not to be used, circulated, quoted or otherwise referred to for any other purpose or relied upon by any other person without our prior written consent, provided, however, that you may disclose this opinion to any and all persons, without limitation, in connection with the disclosure of the tax treatment and tax structure of the transaction. We disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in applicable law.

                      Very truly yours,

Annex A-69

 EXHIBIT D

Hanover Capital Mortgage Holdings, Inc.
200 Metroplex Drive, Suite 100
Edison, New Jersey 08817

[                        ], 2009

Thacher Proffitt & Wood LLP
Two World Financial Center
New York, New York 10281

  Re:
  Officer's Certificate—Tax Opinion for Status as a Real Estate Investment Trust

Ladies and Gentlemen:

        In connection with the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), among Walter Industries, Inc., a Delaware corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company wholly-owned by Walter ("Spinco"), and Hanover Capital Mortgage Holdings, Inc., a Maryland corporation (the "Company"), you have been requested to issue an opinion that: (i) commencing with the Company's taxable year ending December 31, 1997, the Company has been organized and has operated in conformity with the requirements for qualification real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"); and (ii) the Company's current and proposed method of operation will enable it to satisfy the requirements for qualification as a REIT under the Code. Unless otherwise specifically defined herein or in Exhibit A attached hereto, all capitalized terms have the meaning assigned to them in the Merger Agreement.

        In connection with the issuance of your legal opinion as described above, the Company hereby makes the following representations (intending that Thacher Proffitt & Wood LLP will rely on such representations in rendering its opinion); all representations made by the Company are made for all periods of its existence (or such other periods of time as may be specifically set forth below):

ORGANIZATIONAL MATTERS

1.
Commencing with its taxable year ended December 31, 1997, the Company timely and properly filed an election to be taxed as a "real estate investment trust" under Code Section 856(c)(1). The Company has not revoked such election and has no present intention to revoke such election.

2.
The Company has and will be managed by one or more of its directors.

3.
Beneficial ownership in the Company has been and will be evidenced by transferable shares.

4.
At no time during the last half of any taxable year of the Company have more than 50% in value of the Company's outstanding beneficial interests been owned, directly or indirectly, by or for five or fewer individuals as determined by applying the Attribution Rules.

5.
Beneficial ownership in the Company was held by 100 or more persons during at least 335 days for its initial taxable year ended December 31, 1997 (or during a proportionate part of such taxable year if such taxable year was less than twelve months) and for all periods thereafter. The Company will take all measures within its control to ensure that beneficial ownership in the Company is held by 100 or more persons at all times from and after the Effective Time.

Annex A-70

 ARTICLE 11

INCOME TEST MATTERS

6.
Commencing with the Company's initial taxable year ended December 31, 1997, and for all taxable years thereafter including the taxable year beginning before, and ending after, the Effective Time, at least ninety-five percent (95%) of the gross income of the Company (excluding gross income from Prohibited Transactions) has been and is expected to be derived from (i) dividends, (ii) interest, (iii) gain from the sale or other disposition of stock, securities and real property (including Interests in Real Property and interests on mortgages on real property), but excluding gain on real property which is Code Section 1221(a)(1) Property, (iv) abatements and refunds of taxes on real property, (v) income and gain derived from Foreclosure Property, (vi) amounts (other than amounts, the determination of which depends in whole or in part on income or profits of any person) received or accrued as consideration for entering into agreements (A) to make loans secured by mortgages on real property or on Interests in Real Property, or (B) to purchase or lease real property (including Interests in Real Property and interests in mortgages on real property), and (vii) gain from the sale or other disposition of Real Estate Assets that is not a Prohibited Transaction.

7.
Commencing with the Company's initial taxable year ended December 31, 1997, and for each of the taxable years ended thereafter, and for the period from the most recently ended taxable year to immediately prior to the Effective Time, at least seventy-five percent (75%) of the gross income of the Company (excluding gross income from Prohibited Transactions) has been and is expected to be derived from (i) interest on obligations secured by mortgages on real property or on Interests in Real Property, (ii) gain from the sale or disposition of real property (including Interests in Real Property and interests in mortgages on real property), but excluding gain from real property which is Code Section 1221(a)(1) Property, (iii) dividends or other distributions on, and gain (other than gain from Prohibited Transactions) from the sale or other disposition of, transferable shares or beneficial certificates in other Real Estate Investment Trusts, (iv) abatements and refunds of taxes on real property, (v) income and gain derived from Foreclosure Property, (vi) amounts (other than amounts, the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (A) to make loans secured by mortgages on real property or on Interests in Real Property or (B) to purchase or lease real property (including Interests in Real Property and interests in mortgages on real property), (vii) gain from the sale or other disposition of a Real Estate Asset which is not a Prohibited Transaction, and (viii) Qualified Temporary Investment Income. For purposes of clause (i) of the preceding sentence, any amount includible in gross income with respect to a Regular Interest in a REMIC or a Residual Interest in a REMIC shall be treated as interest on an obligation secured by a mortgage on real property; except that, if less than ninety-five percent (95%) of the assets of such REMIC are Real Estate Assets (determined as if the Company held such assets), the Company shall be treated as receiving directly its proportionate share of the income of the REMIC.

8.
The Company has not entered into any agreement or arrangement (and has taken all measures within its control to ensure that no subsidiary of the Company classified as a Qualified REIT Subsidiary ("QRS") and no Related Entity, has entered into any agreement or arrangement) in connection with the lending of money under which amounts payable to the Company, any Related Entity or QRS are dependent in whole or in part on the income or profits of any person (except that such amounts may be based on a fixed percentage or percentages of gross receipts or sales).

9.
Commencing with the Company's initial taxable year ended December 31, 1997, and for each of the taxable years ended thereafter, and for the period from the most recently ended taxable year to immediately prior to the Effective Time, less than 30% of the gross income of the Company for

Annex A-71

  each such taxable year was derived from the sale or other disposition of (i) stock or securities held for less than one year; (ii) property in a Prohibited Transaction; and (iii) real property (including Interests in Real Property and interests in mortgages on real property) held for less than four years other than property compulsorily or involuntarily converted (by means of destruction, theft, seizure, requisition, condemnation or threat of imminence thereof) and Foreclosure Property.

ARTICLE 12

ASSET TEST MATTERS

10.
At the close of each quarter of each taxable year during its existence, and at the close of the period from the most recently ended quarter of the current taxable year to immediately prior to the Effective Time, at least 75% of the value of the Total Assets of the Company consisted of Real Estate Assets, cash and cash items (including receivables which arise in the ordinary course of the Company's operation but not receivables purchased from another person) and government securities, and not more than 25% of the value of its assets was represented by securities (other than government securities).

11.
At the close of each quarter during its existence, and at the close of the period from the most recently ended quarter of the current taxable year to immediately prior to the Effective Time, the Company has not owned (either directly or indirectly through any Related Entity or other affiliate) securities in any one issuer having an aggregate value in excess of 5% of the value of the Total Assets of the Company, unless such issuer was a QRS or Taxable REIT Subsidiary ("TRS") of the Company, or a money market fund included as part of the 75% of the value of the Total Assets of the Company referred to in Representation (10) above.

12.
At the close of each quarter of each taxable year during its existence, and at the close of the period from the most recently ended quarter of the current taxable year to immediately prior to the Effective Time, the Company has not owned (either directly or indirectly through any Related Entity or other affiliate) any securities in any issuer representing in excess of 10% of the outstanding voting securities of such issuer, unless such issuer was a QRS or a TRS.

13.
At the close of each quarter of each taxable year ended after December 31, 2000, and at the close of the period from the most recently ended quarter of the current taxable year to immediately prior to the Effective Time, the Company has not owned (either directly or indirectly through any Related Entity or other affiliate) any securities (other than Excepted Straight Debt) in any issuer having a value in excess of 10% of the total value of the outstanding securities of such issuer, unless such issuer was a QRS, a TRS, or a Grandfathered Subsidiary; provided, however, that as set forth in the Closing Agreement with respect to the Company's ownership of the securities of Hanover Capital Partners, Ltd., HanoverTrade, Inc. and Hanover Capital Partners 2, Inc. (collectively, the "PSS Subsidiaries") during the taxable years ended December 31, 2001 and 2002, (i) the Company voluntarily disclosed to the IRS that there may have been a violation of Section 856(c)(4)(B)(iii)(III) (the "10% Value Test") and (ii) the Company and the IRS agreed that the IRS would not challenge the Company's status as a REIT solely on the basis of the Company's failure (if any) to comply with the 10% Value Test for such taxable years by reason of the Company's ownership of securities of the PSS Subsidiaries.

14.
All submissions made by the Company and its representatives to the Internal Revenue Service in connection with the 2003 Closing Agreement [and the 2008 Closing Agreement] were and continue to be true and complete in all respects.

15.
All conditions (whether precedent or subsequent) to the validity and full enforceability of the 2003 Closing Agreement [and the 2008 Closing Agreement] are satisfied in full.

Annex A-72

16.
At no time has the Company or any Related Entity (other than any TRS) owned any note or other indebtedness of any issuer (unless such issuer is disregarded as a separate entity from the owner of such indebtedness for Federal income tax purposes) which is secured by a mortgage on real property having a fair market value that is less than the principal amount of such indebtedness, unless such indebtedness was Excepted Straight Debt.

17.
At no time has the Company, any QRS or any Related Entity (other than any TRS) owned any note or other indebtedness of any issuer (unless such issuer is disregarded as a separate entity from the owner of such indebtedness for federal income tax purposes) that (1) is not secured by real property and is not Excepted Straight Debt or (2) would otherwise cause the Company to fail the test set forth in Representation (13) above.

18.
At the close of each quarter of each taxable year ending after December 31, 2000, and at the close of the period from the most recently ended quarter of the current taxable year to immediately prior to the Effective Time, not more than twenty percent (20%) of the Company's Total Assets have been represented by securities of one or more TRSs.

ARTICLE 13

PROHIBITED TRANSACTION MATTERS

19.
The Company and each QRS and Related Entity have at all times during their respective existences held all of their respective assets for investment purposes and not as (i) stock in trade or other property of a kind which would properly be included in inventory if on hand at the close of the taxable year, or (ii) property held primarily for sale to customers in the ordinary course of its trade or business.

ARTICLE 14

DISTRIBUTION REQUIREMENTS

20.
For each of the Company's taxable years ended December 31, 1997 through and including the Company's taxable year ended December 31, 2000, the Company has paid dividends (without regard to capital gains dividends) equal to or in excess of the sum of (i) ninety-five percent (95%) of the Company's REIT Taxable Income for such year (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and (ii) ninety-five percent (95%) of the net income from Foreclosure Property (after the tax imposed thereon by Section 857(b)(4)(A) of the Code), minus (iii) any Excess Noncash Income.

21.
For the Company's taxable years ended December 31, 2001, 2002, 2003, 2004, 2005, 2006 and 2007, the Company has paid dividends (without regard to capital gains dividends) equal to or in excess of the sum of (i) ninety percent (90%) of the Company's REIT Taxable Income for the year (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and (ii) ninety percent (90%) of the net income from Foreclosure Property (after the tax imposed thereon by Section 857(b)(4)(A) of the Code), minus (iii) any Excess Noncash Income.

22.
At the close of each calendar year during its existence, and at the close of the period from the most recently ended taxable year to immediately prior to the Effective Time, the Company has not had any earnings and profits accumulated in any Non-REIT Year

23.
Hanover has not made, and will not make, any distribution to its shareholders with respect to its shares unless such distribution is pro-rata, with no preferences to any shares of a particular class or series as compared with the other shares of the same class or series, or any distribution that gives a preference to one class or series of shares as compared with another class or series except to the

Annex A-73

  extent that the former is entitled (without reference to waivers of their rights by shareholders) to such preference.

ARTICLE 15

REQUIREMENTS TO ASCERTAIN OWNERSHIP

24.
As required by Regulation Section 1.857-8, for each taxable year of the Company commencing with the Company's taxable year ended December 31, 1997, and for the period from the most recently ended taxable year to immediately prior to the Effective Time, the Company (i) has maintained the necessary records relating to the actual ownership of its stock, (ii) has made the requisite information requests of its shareholders regarding stock ownership, and (iii) has maintained a list of the persons failing or refusing to comply in whole or in part with the Company's demand for statements regarding stock ownership.

ARTICLE 16

MISCELLANEOUS MATTERS

25.
Any representations herein as to any assets will also be true with respect to assets acquired by any QRS or any Related Entity or other affiliate after the date hereof.

26.
The Company has adopted a calendar year accounting period and has not changed nor sought the consent of the Secretary of the Treasury or his delegate to change the Company's accounting period.

27.
Commencing with the taxable year of Hanover ended December 31, 1997 and at all times thereafter, Hanover has operated in accordance with its organizational documents and the applicable state law under which it is organized.

28.
The undersigned is familiar with the requirements for qualification as a REIT under the Code and believes that (i) the Company has satisfied such requirements for all periods of its existence, including the period from the most recently ended taxable year to immediately prior to the Effective Time.

29.
Neither the Company, nor any QRS or Related Partnership or other affiliate has notified by the IRS in writing that the entity's classification was under examination.

30.
The undersigned is a duly elected officer of the Company and will be a duly elected officer of the Company through the Effective Time. In such capacity, the undersigned has access to relevant information regarding each of the factual matters set forth above and has consulted with other employees and officers of the Company and each QRS and Related Entity regarding such factual matters, none of whom have disagreed in any respect with any of the representations set forth above.

31.
The Company has advised you of any matter of which it has been advised by independent legal counsel or accounting advisors or of which the Company or its employees is aware that could, if adversely decided, adversely affect the Company's ability to satisfy the requirement for continued taxation as a REIT under the Code.

32.
[The Company has provided you with the formal, binding determination of the IRS, in response to the IRS Submissions, to the effect that the assets which are the subject of the IRS Submissions, were, for purposes of Section 856(c) of the Code, "cash items" and therefore that the investment by the Company in such assets has not, and will not, cause the Company to fail to qualify as a REIT for any taxable year, or otherwise to the effect that the Company has qualified as a REIT for all taxable years.]

Annex A-74

33.
The value, for purposes of Code Section 856(c)(5)(A), of certain repurchase rights (the "Rights")of the Company as referenced in the TBMA Master Repurchase Agreement (September 1996 Version), together with Annex I thereto, dated as of August 10, 2007, and as amended October 3, 2007 and November 13, 2007, between the Company, as the Seller and RCG PB, Ltd, as Buyer (the "Master Repurchase Agreement"), is $0 as of the date hereof.

        The foregoing is provided in connection with the preparation of your opinion. We understand that your opinion will be premised on the basis that all of the facts, representations and assumptions on which you are relying, whether contained herein or elsewhere, are accurate and complete and will be accurate and complete on the date of the Effective Time and thereafter.

Very truly yours,
HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:
Name: John A. Burchett Its: Chief Executive Officer and President

Annex A-75

 EXHIBIT A

Definitions

         "2003 Closing Agreement":    that certain agreement dated January 31, 2003 by and between the Company and the Internal Revenue Service relating to the Company's qualification as a REIT in 2001 and subsequent taxable years.

        ["2008 Closing Agreement": that certain agreement dated [                        ], by and between the Company and the Internal Revenue Service relating to the Company's qualification as a REIT in [                        ] and subsequent taxable years.]

         "Attribution Rules":    the rules of ownership described in Section 856(h) of the Code.

         "Constructive" or "Constructively":    the constructive stock ownership rules of Section 318 of the Code, as modified by Section 856(d)(5) of the Code.

         "Effective Time":    the date on which the Merger becomes effective.

         "Excepted Straight Debt":    any written unconditional promise to pay on demand or on a specified date a sum certain in money if: (i) the interest rate (and interest payment dates) are not contingent on profits, the borrower's discretion, or similar factors, (ii) there is no convertibility (directly or indirectly) into stock, and (iii) one of the following requirements is met: (x) the issuer is an individual or (y) the only securities of the issuer which are held, directly or indirectly, by the Company or a TRS of the Company are either Excepted Straight Debt or have a value that is less than one percent (1%) issuer's outstanding securities.

         "Excess Noncash Income":    the excess of (i) the sum of (A) all interest, original issue discount and other income includible in income with respect to debt instruments (to which Section 860E(a) or 1272 of the Code apply) received upon sale of property over the amount of money and the fair market value of property received with respect to such instruments, (B) income recognized upon the disposition of real estate if there is a determination that Section 1031 of the Code (like-kind exchanges) does not apply to the disposition and the failure to satisfy the requirements of Section 1031 of the Code was due to reasonable cause and not willful neglect, (C) the amount, if any, by which the amounts includible in gross income under section 467 (relating to certain payments for the use of property or services), exceed the amounts which would have been includible in gross income without regard to such section and (D) amounts includible in income by reason of cancellation of indebtedness over (ii) five percent (5%) of REIT Taxable Income (without regard for the deduction for dividends paid and excluding any net capital gain).

         "Foreclosure Property":    any real property (including Interests in Real Property), and personal property incident to such real property, acquired by the Company and/or its affiliates as a result of the Company and/or its affiliates having bid in such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was default (or default was imminent) on a lease of such property or on an indebtedness which such property secured; provided that an election for foreclosure property status under Section 856(e)(5) of the Code is in effect with respect to such property and such election has not been terminated under Section 856(e)(4) of the Code. Such term does not include property acquired by the Company and/or its affiliates as a result of indebtedness arising from the sale or other disposition of property of the Company and/or its affiliates which is Section 1221(1) Property which was not originally acquired as foreclosure property.

         "Grandfathered Subsidiary":    any corporation if (1) securities of such corporation were held, directly or indirectly, by the Company on July 12, 1999; (2) at no time after July 12, 1999, has such corporation engaged in a substantial new line of business, or acquired any substantial asset, other than (i) pursuant to a binding contract in effect on July 12, 1999 and at all times thereafter before the

Annex A-76

acquisition of such asset, (ii) in a transaction in which gain or loss is not recognized by reason of section 1031 or 1033 of the Code, or (iii) in a reorganization (as defined in Section 368(a)(1) of the Code) with another corporation which is a Grandfathered Subsidiary; (3) at no time after July 12, 1999 has the Company on which such trust acquired any securities of such corporation (in addition to those described in clause (1) other than (i) pursuant to a binding contract in effect on July 12, 1999, and at all times thereafter; or (ii) in a reorganization (as defined in Section 368(a)(1) of the Code) with another corporation which is a Grandfathered Subsidiary.

         "Independent Contractor":    any person other than (i) any person owning (actually or Constructively) more than 35% of the shares of the Company; (ii) any corporation in which persons owning 35% or more of the shares of the Company own (actually or Constructively) more than 35% of the total combined voting power with respect to the stock of such corporation (or more than 35% of the total shares of all classes of the stock of such corporation); or (iii) any entity other than a corporation in which persons owning 35% or more of the shares of the Company own (actually or Constructively) more than a 35% interest in the assets or net profits of such entity.

         "Interests in Real Property":    includes fee ownership and co-ownership of land or improvements thereon, leaseholders of land or improvements thereon, options to acquire land or improvements thereon, and options to acquire leaseholds of land or improvements thereon, but does not include mineral, oil or gas royalty interests.

         ["IRS Submissions":    that certain letter, dated as of August 25, 2008, from the Company to the IRS, to the attention of Mr. Stewart Mann, Executive Assistant for Financial Services of the IRS, including the exhibits and attachments thereto, requesting that the IRS enter into a closing agreement, and that certain letter dated as of September 19, 2008, from the Company to the IRS, to the attention of Mr. Leslie Honig, Senior Program Specialist, including the exhibits and attachments thereto, which constitute the only submissions or materials delivered by Hanover to the IRS as of the date hereof relating to the matters set forth therein.]

         "Modified Attribution Rules":    the rules of ownership described in Code Section 318 as modified by Code Section 856(d)(5).

         "Non-REIT Year":    any taxable year to which the provisions of Section 856 through 860 of the Code doe not apply to an entity.

         "Prohibited Transaction":    the sale or other disposition of Section 1221(a)(1) Property, other than Foreclosure Property, unless (i) the property sold was a Real Estate Asset; (ii) the Company and/or its affiliates held the Real Estate Asset for at least four years; (iii) the aggregate expenditures made by the Company and its affiliates during the four (4) year period preceding the date of the sale which are includible in the basis of the Real Estate Asset does not exceed thirty percent (30%) of the net selling price of such asset; (iv) (A) during the taxable year the Company and/or its affiliates did not make more than seven sales of property (other than sales of Foreclosure Property) or (B) the aggregate adjusted bases (as determined for purposes of computing earnings and profits) of the REIT's property (other than Foreclosure Property) sold during the taxable year does not exceed ten percent (10%) of the aggregate adjusted bases (as so determined) of all the assets of the REIT as of the beginning of the taxable year; (v) in the case of property, which consists of land or improvements, not acquired through foreclosure (or deed in lieu of foreclosure), or lease termination, the Company and/or its affiliates has held the property for not less than four (4) years for production of rental income; and (vi) if the requirement of clause (iv)(A) is not satisfied, substantially all of the marketing and development expenditures with respect to the property were made through an Independent Contractor from whom the Company and/or its affiliates does not directly or indirectly derive gross income (including but not limited to dividends). For purposes of clause (iv)(B) of the preceding sentence, the REIT will be treated as owning its proportionate share of the adjusted bases of assets owned by its affiliates.

Annex A-77

         "Qualified REIT Subsidiary" or "QRS":    any corporation (other than a Taxable REIT Subsidiary) if 100 percent of the stock of such corporation is held by the Company and/or any wholly-owned subsidiary of the Company that is disregarded for federal income tax purposes (including any QRS of the Company).

         "Qualified Temporary Investment Income":    any income which (i) is attributable to stock, or a bond, debenture, note, certificate or other evidence of indebtedness (excluding any annuity contract which depends (in whole or in substantial part) on the life expectancy of one or more individuals, or is issued by an insurance company subject to tax under subchapter L of the Code (1) in a transaction in which there is no consideration other than cash or another annuity contract meeting the requirements of this definition, (2) pursuant to the exercise of an election under an insurance contract by a beneficiary owner thereof on the death of the insured party under such contract, or (3) in a transaction involving a qualified pension or employee benefit plan), (ii) is attributable to the temporary investment of new capital (amounts received upon the issuance of stock of the Company (other than amounts received pursuant to a dividend reinvestment plan) or upon a public offering of debt obligations of the Company having maturities of at least five years) received by the Company and (iii) is received or accrued during the one year period beginning on the date the Company received such capital.

         "Real Estate Asset":    real property (including Interests in Real Property and interests in mortgages on real property), shares (or transferable certificates of beneficial interest) in other Real Estate Investment Trusts, Regular Interests in a REMIC, and Residual Interests in a REMIC, except that, if less than 95% of the assets of such REMIC are Real Estate Assets (determined as if the Company held such assets), the interest in the REMIC shall not be treated as a Real Estate Asset and the Company shall be treated as holding directly its proportionate share of the assets of the REMIC. For purposes of determining whether any interest in a REMIC qualifies as a Real Estate Asset under the preceding sentence, any interest held by such REMIC in another REMIC shall be treated as a Real Estate Asset under principles similar to the principles of the preceding sentence, except that, if such REMICs are part of a tiered structure, they shall be treated as one REMIC. Real Estate Asset also includes any property (not otherwise a Real Estate Asset) attributable to the temporary investment of new capital (amounts received upon the issuance of stock of the Company (other than amounts received pursuant to a dividend reinvestment plan) or upon a public offering of debt obligations of the Company having maturities of at least five years), but only if such property is stock or a debt instrument, and only for the one-year period beginning on the date the Company receives such capital.

         "Real Estate Investment Trust":    a real estate investment trust which meets the requirements of Sections 856 through 860 of the Code.

         "REIT Taxable Income":    "Real estate investment trust taxable income" as defined in Section 857(b) of the Code, which generally equals the taxable income of the Company, (i) computed with the dividends-paid deduction as defined in Section 561 of the Code (except that the portion of such deduction attributable to net income from Foreclosure Property is excluded), (ii) excluding any net income from Foreclosure Property, (iii) computed with a deduction for any tax imposed under Sections 857(b)(5) and (7) of the Code (i.e., tax on the failure to meet the seventy-five percent (75%) or ninety-five percent (95%) income tests and tax on certain redetermined rents, redetermined deductions and excess interest) and (iv) excluding any net income from Prohibited Transactions.

         "Regulations":    the regulations under the Code promulgated by the United States Treasury Department.

         "Regular Interest in a REMIC":    any interest in a REMIC which is issued on the startup day with respect to such REMIC with fixed terms and which is designated as a regular interest if (1) such interest unconditionally entitles the holder to receive a specified principal amount (or other similar amount), (2) interest payments (or other similar amount), if any, with respect to such interest at or

Annex A-78

before maturity (a) are payable based on a fixed rate (or to the extent provided in Regulations, at a variable rate), or (b) consist of a specified portion of the interest payments on qualified mortgages (as defined in Section 860G(a)(3) of the Code) and such portion does not vary during the period such interest is outstanding and (3) such interest satisfies all other requirements under Section 860G of the Code and the Regulations for qualification as a regular interest in a REMIC.

         "Related Entity":    any entity classified as a partnership for federal tax purposes in which the Company, directly or indirectly owns an interest and any entity that is disregarded as a separate entity from its owner under Section 301.7701-2 of the Regulations, other than a Qualified REIT Subsidiary, in which the Company, directly or indirectly, owns an interest.

         "REMIC":    an entity that is a "real estate mortgage investment conduit" or "REMIC" within the meaning of Section 860D(a) of the Code.

         "Residual Interest in a REMIC":    any interest in a REMIC which is issued on the startup day with respect to such REMIC which is not a Regular Interest in a REMIC, which is designated as a residual interest and which satisfies all other requirements under Section 860G of the Code and the Regulations for qualification as a residual interest in a REMIC.

         "Section 1221(a)(1) Property":    stock in trade of the Company, and its affiliates or other property of a kind which would properly be included in inventory of the Company, and/or by its affiliates if on hand at the close of the taxable year, or property held by the Company, and/or its affiliates primarily for sale to customers in the ordinary course of its trade or business.

         "Taxable REIT Subsidiary" or "TRS":    (i) a corporation (other than a REIT), in which the Company directly or indirectly owns stock and the Company and any such corporation jointly elect that such corporation shall be treated as a taxable REIT subsidiary of the Company, (ii) any corporation (other than a REIT) in which a taxable REIT subsidiary owns: (X) securities possessing more than thirty-five percent (35%) of the total voting power of the outstanding securities of such corporation, or (Y) securities having a value of more than thirty-five percent (35%) of the total value of the outstanding securities of such corporation.

         "Total Assets":    the gross assets of the Company determined in accordance with generally accepted accounting principles.

Annex A-79

 EXHIBIT E

                        , 200

Walter Industries, Inc.
4211 W. Boy Scout Boulevard, 10th Floor
Tampa, Florida 33607-5724

JWH Holding Company, LLC
4211 W. Boy Scout Boulevard, 10th Floor
Tampa, Florida 33607-5724

  Re:
  Hanover Capital Mortgage Holdings, Inc.

Ladies and Gentlemen:

        We have acted as special counsel to Hanover Capital Mortgage Holdings, Inc., a Maryland corporation (the "Company"), in connection with the transactions contemplated by the Agreement and Plan of Merger (the "Merger Agreement"), among Walter Industries, Inc., a Delaware corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company wholly-owned by Walter ("Spinco"), and the Company. Capitalized terms used and not defined herein shall have the respective meanings set forth in the Merger Agreement. This opinion is being delivered pursuant to Section 8.2(f) of the Merger Agreement.

        In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement and the Executed Transaction Agreements (collectively, the "Operative Documents"). Furthermore, we have relied upon (i) an Officer's Certificate, dated as of the date hereof, from the Company to us containing certain representations, (ii) the audited consolidated financial statements of the Company and its subsidiaries for their [            ] most recent fiscal years and the most recent internal consolidated financial statements of the Company and its subsidiaries (the "Financial Statements") and (iii) certain internal financial tests conducted by the Company (the "Company '40 Act Tests"). We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such other documents, certificates and records as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

        Our opinion is conditioned on, among other things, the initial and continuing accuracy of the facts, information, covenants and representations set forth in the documents referred to above and of the Financial Statements and the Company '40 Act Tests. We also have assumed that the transactions contemplated by the Merger Agreement will be consummated in the manner contemplated by the Operative Documents.

        In rendering this opinion letter, we have examined such matters of law as we have deemed necessary or appropriate as a basis for the opinions set forth herein, and, as to relevant factual matters, we have examined the documents described above and such other documents as we have deemed necessary including, where we have deemed appropriate, representations or certifications of officers of parties thereto or public officials. In rendering this opinion letter, except for the matters that are specifically addressed in any opinion expressed below, we have assumed (i) the authenticity of all documents submitted to us as originals or as copies thereof, the conformity to the originals of all documents submitted to us as copies, the genuineness of all signatures and the legal capacity of natural persons, (ii) the necessary entity formation and continuing existence in the jurisdiction of formation, and the necessary licensing and qualification in all jurisdictions, of all parties to all documents, (iii) the necessary entity authorization, execution, authentication, payment, delivery and enforceability (as limited by bankruptcy and other insolvency laws) of and under all documents, and the necessary entity power and authority with respect thereto, (iv) the necessary ownership of and/or other rights and interests in assets, and the necessary adequacy and fairness of any consideration therefor, (v) the accuracy of and compliance by the parties thereto with the representations, warranties and covenants as

Annex A-80

to factual matters contained in any document, (vi) the conformity of the underlying assets and related documents to the requirements of any agreement to which this opinion letter relates and (vii) that there is not any other agreement that modifies or supplements the agreements expressed in any document to which this opinion letter relates in a manner that affects the correctness of any opinion expressed below. Each assumption herein is made and relied upon with your permission and without independent investigation.

        This opinion letter is based upon our review of the documents referred to herein. We have conducted no independent investigation with respect to the facts contained in such documents and relied upon in rendering this opinion letter. We also note that we do not represent any of the parties to the transactions to which this opinion letter relates or any of their affiliates in connection with matters other than certain transactions. However, the attorneys in this firm who are directly involved in the representation of parties to the transactions to which this opinion letter relates, after such consultation with such other attorneys in this firm as they deemed appropriate, have no actual present knowledge of the inaccuracy of any fact relied upon in rendering this opinion letter.

        In rendering this opinion letter, we do not express any opinion concerning any law other than federal laws of the United States. We do not express any opinion herein with respect to any matter not specifically addressed in the opinions expressed below, including, without limitation (i) any statute, regulation or provision of law of any county, municipality or other political subdivision or any agency or instrumentality thereof or (ii) the securities or tax laws of any jurisdiction.

        Based upon and subject to the foregoing and the limitations, qualifications, exceptions and assumptions set forth herein, it is our opinion that the Company is not required to be registered as an "investment company" under the Investment Company Act of 1940, as amended.

        This opinion letter is rendered for the sole benefit of the addressees hereof with respect to the matters specifically addressed herein, and no other person or entity is entitled to rely hereon. Copies of this opinion letter may not be made available, and this opinion letter may not be quoted or referred to in any other document made available to any other person or entity except (i) to any governmental authority, (ii) to any accountant or attorney for any person or entity entitled hereunder to rely hereon or to whom or which this opinion letter may be made available as provided herein, (iii) in connection with a due diligence inquiry by or with respect to any addressee hereof, (iv) in order to comply with any subpoena, order, regulation, ruling or request of any judicial, administrative, governmental, supervisory or legislative body or committee or any self-regulatory body (including any securities or commodities exchange or the Financial Industry Regulatory Authority, Inc.) and (v) as otherwise required by law; provided that none of the foregoing is entitled to rely hereon unless an addressee hereof. We assume no obligation to revise, supplement or withdraw this opinion letter, or otherwise inform any addressee hereof or other person or entity, with respect to any change occurring subsequent to the delivery hereof in any applicable fact or law or any judicial or administrative interpretation thereof, even though such change may affect a legal analysis or conclusion contained herein. In addition, no attorney-client relationship exists or has existed by reason of this opinion letter between our firm and any addressee hereof or other person or entity except for any addressee that is identified in the first paragraph hereof as a person or entity for which we have acted as counsel in rendering this opinion letter. In permitting reliance hereon by any person or entity other than such an addressee for which we have acted as counsel, we are not acting as counsel for such other person or entity and have not assumed and are not assuming any responsibility to advise such other person or entity with respect to the adequacy of this opinion letter for its purposes.

                      Very truly yours,

Annex A-81

 Annex B

October 28, 2008

The Board of Directors
Hanover Capital Mortgage Holdings, Inc.
200 Metroplex Drive
Suite 100
Edison, NJ 08817

Members of the Board:

        You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the stockholders of Hanover Capital Mortgage Holdings, Inc. ("Hanover") of the proposed transaction where Walter Industries, Inc., a Delaware corporation ("Walter"), will spin off JWH Holding Company, LLC, a Delaware limited liability company wholly-owned by Walter (including certain subsidiaries, "Spinco") and will effect the merger of Spinco into Hanover, with Hanover being the Surviving Corporation (the "Merger"), pursuant to the amended and restated Agreement and Plan of Merger, dated as of October 28, 2008, among Walter, Hanover and Spinco (the "Agreement"). Pursuant to the terms of the Agreement, each 50 shares of Hanover common stock issued and outstanding immediately prior to the effective time of the Merger (including shares of Hanover common stock issued in connection with the Amster Exchange Agreement) will be combined into one share of Surviving Corporation Common Stock. In addition, in accordance with the Agreement, each issued and outstanding limited liability company interest of Spinco will be converted into a number of shares of common stock of the Surviving Corporation, par value $0.01 per share, subject to adjustment as set forth in the Agreement, equal to the quotient of (i) (x) the Aggregate Merger Share Issuance (as defined below), minus (y) the aggregate number of shares of Surviving Corporation's common stock issuable upon the settlement of all of the restricted stock units of the Surviving Corporation to be issued to certain holders of options to purchase limited liability company interests of Spinco immediately prior to the effective time of the Merger; divided by (ii) the aggregate number of limited liability company interests of Spinco outstanding immediately prior to the effective time of the Merger; provided that such exchange ratio shall be modified to the extent necessary to ensure that, immediately following the effective time of the Merger, (a) 1.5% of the Adjusted Outstanding Surviving Corporation Shares (as defined below) shall be held by former stockholders of Hanover and (b) 98.5% of the Adjusted Outstanding Surviving Corporation Shares shall be (1) held by the Stockholders or (2) reserved for future issuance in settlement of restricted stock units of the Surviving Corporation to be issued to certain holders of options to purchase limited liability company interests of Spinco immediately prior to the effective time of the Merger. For the purposes hereof, "Aggregate Merger Share Issuance" means the aggregate number of shares of Surviving Corporation Common Stock to be issued in the Merger, which shall be a number equal to the product of (i) (x) the sum of (A) the number of shares of Hanover common stock outstanding immediately prior to the effective time of the Merger (including shares of Hanover common stock issued in connection with the Exchange Agreement entered into by Hanover, Amster Trading Company and Ramat Securities, Ltd., dated September 30, 2008), plus (B) the number of shares of Hanover common stock that would be issued upon exercise of any in-the-money options to purchase shares of Hanover common stock outstanding immediately prior to the effective time of the Merger, divided by (y) 50; multiplied by (ii) 65 and 2/3; provided that if Hanover makes distributions or dividends in accordance with the Agreement, the Aggregate Merger Share Issuance shall be adjusted therefor. For purposes hereof, "Adjusted Outstanding Surviving Corporation Shares" means the number of shares of common stock of the Surviving Corporation

Annex B-1

outstanding immediately following the effective time of the Merger, plus the number of shares of common stock of the Surviving Corporation reserved for future issuance (i) in settlement of all restricted stock units of the Surviving Corporation to be issued to certain holders of options to purchase limited liability company interests of Spinco immediately prior to the effective time of the Merger and (ii) upon exercise of any in-the-money options to purchase shares of Hanover common stock outstanding immediately prior to the effective time of the Merger.

        Keefe, Bruyette & Woods, Inc., has acted as financial advisor to Hanover. As part of our investment banking business, we are continually engaged in the valuation of mortgage REIT, and other mortgage-focused company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. In the ordinary course of our business as a broker-dealer, we may, from time to time purchase securities from, and sell securities to, Hanover and Walter, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of Hanover and Walter for our own account and for the accounts of our customers. To the extent we have any such position as of the date of this opinion it has been disclosed to Hanover. We have acted exclusively for the Board of Directors of Hanover in rendering this fairness opinion and will receive a fee from Hanover for our services upon the successful completion of the Merger. Separately, we have received a fee as Hanover's financial advisor and will receive a fee as Hanover's financial advisor upon the successful completion of the Merger.

        During the past two years there have been no material relationships between KBW and any of the parties to the Merger.

        In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Hanover and Spinco and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2007 of Hanover; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Hanover and certain other communications from Hanover to its stockholders; (iv) other financial information concerning the businesses and operations of Hanover and Spinco furnished to us by Hanover and Spinco for purposes of our analysis; (v) an exchange agreement between Hanover and Taberna Preferred Funding I, Ltd.; (v) an exchange agreement among Hanover, Amster Trading Company and Ramat Securities, Ltd.; (vii) a loan and security agreement between Hanover and Spinco; (viii) a securities account control agreement among Hanover, Spinco and Regions Bank; and (ix) a software license agreement between Hanover and Spinco. We have also held discussions with senior management of Hanover and Spinco regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for Hanover and Spinco with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the mortgage REIT, and other mortgage-focused sectors and performed such other studies and analyses as we considered appropriate.

        In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy. We have relied upon the management of Hanover and Spinco as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefor) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification

Annex B-2

of the adequacy of allowances for loan and lease losses and we have assumed, with your consent that the aggregate allowances for loan and lease losses for Spinco are adequate to cover such losses.

        We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers; (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger; and (vi) with Hanover's consent, there will be no financial impact related to Section 4.11 Tax Matters of the Spinco Disclosure Letter issued by Spinco.

        We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of Hanover and Spinco; (ii) the assets and liabilities of Hanover and Spinco; and (iii) the nature and terms of certain other merger transactions or control investments involving mortgage REIT, and other mortgage-focused companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the mortgage REIT, and mortgage origination and servicing industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of Hanover to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to Hanover.

        We are not expressing any opinion about the fairness of the amount or nature of the compensation to any of Hanover's officers, directors or employees, or any class of such persons, relative to the compensation to the public stockholders of Hanover.

        This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the NASD Rules of the Financial Institutions Regulatory Authority.

        Based upon and subject to the foregoing, it is our opinion that the Aggregate Merger Share Issuance resulting in the Hanover Stockholder Shares representing 1.5% of the Adjusted Outstanding Surviving Corporation Shares in the Merger is fair, from a financial point of view, to existing shareholders of Hanover Common Shares.

Very truly yours,
/s/ Keefe, Bruyette & Woods, Inc.
Keefe, Bruyette & Woods, Inc.

Annex B-3

 Annex C

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

ARTICLES OF AMENDMENT AND RESTATEMENT

         FIRST:    Hanover Capital Mortgage Holdings, Inc., a Maryland corporation (the "Corporation"), desires to amend and restate its charter as currently in effect and as hereinafter amended.

         SECOND:    The following provisions are all the provisions of the charter currently in effect and as hereinafter amended:

ARTICLE FIRST

NAME

        The name of the corporation (the "Corporation") is:

Hanover Capital Mortgage Holdings, Inc.

ARTICLE SECOND

PURPOSE

        The purposes for which the Corporation is formed are to engage in any lawful act or activity (including, without limitation or obligation, engaging in business as a real estate investment trust under the Internal Revenue Code of 1986, as amended, or any successor statute (the "Code")) for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force. As used herein, "REIT" means a real estate investment trust under Sections 856 through 860 of the Code.

ARTICLE THIRD

PRINCIPAL OFFICE IN STATE

        The address of the principal office of the Corporation in the State of Maryland is c/o CSC-Lawyers Incorporating Service Company, 7 St. Paul Street, Suite 1660, Baltimore, Maryland 21202.

ARTICLE FOURTH

RESIDENT AGENT

        The name of the resident agent of the Corporation in the State of Maryland is CSC-Lawyers Incorporating Service Company, whose post address is c/o 7 St. Paul Street, Suite 1660, Baltimore, Maryland 21202. The resident agent is a Maryland corporation.

ARTICLE FIFTH

REIT QUALIFICATION

        If the Corporation elects to qualify for federal income tax treatment as a REIT, the Board of Directors of the Corporation (the "Board of Directors" or the "Board") shall use its reasonable best efforts to take such actions as are necessary or appropriate to preserve the status of the Corporation as a REIT; however, if the Board of Directors determines that it is no longer in the best interests of the Corporation to continue to be qualified as a REIT, the Board of Directors may revoke or otherwise terminate the Corporation's REIT election pursuant to Section 856(g) of the Code. The Board of

Annex C-1

Directors also may determine compliance with any restriction or limitation on stock ownership and transfers set forth in Article NINTH is no longer required for REIT qualification.

ARTICLE SIXTH

STOCK

        (a)    Authorized Shares.    The Corporation has authority to issue 100,000,000 shares of stock, consisting of 90,000,000 shares of common stock, $0.01 par value per share ("Common Stock"), and 10,000,000 shares of preferred stock, $0.01 par value per share ("Preferred Stock"), of which 583,000 shares are designated as Participating Preferred Stock, par value $0.01 per share ("Participating Preferred Stock"). The aggregate par value of all authorized shares of stock having par value is $1,000,000. If shares of one class of stock are classified or reclassified into shares of another class of stock pursuant to Section (b) of this Article SIXTH, the number of authorized shares of the former class shall be automatically decreased and the number of shares of the latter class shall be automatically increased, in each case by the number of shares so classified or reclassified, so that the aggregate number of shares of stock of all classes that the Corporation has authority to issue shall not be more than the total number of shares of stock set forth in the first sentence of this paragraph.

        (b)    Classification and Reclassification of Stock.

          (1)    The Board of Directors may classify any unissued shares of Preferred Stock and reclassify any previously classified but unissued shares of Common Stock or Preferred Stock of any series from time to time, in one or more classes or series of stock.

          (2)    Prior to issuance of classified or reclassified shares of any class or series, the Board of Directors by resolution shall: (A) designate that class or series to distinguish it from all other classes and series of stock of the Corporation; (B) specify the number of shares to be included in the class or series; (C) set or change, subject to the provisions of Article NINTH and subject to the express terms of any class or series of stock of the Corporation outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series; and (D) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland ("SDAT"). Any of the terms of any class or series of stock set or changed pursuant to clause (C) of this subsection (b)(2) may be made dependent upon facts or events ascertainable outside this charter of the Corporation (the "Charter") (including determinations by the Board of Directors or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of stock is clearly and expressly set forth in the articles supplementary or other Charter document.

        (c)    The following is a description of the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the Common Stock of the Corporation:

          (1)    Each share of Common Stock shall have one vote, and, except as otherwise provided in respect of any class of stock hereafter classified or reclassified, the exclusive voting power for all purposes shall be vested in the holders of the Common Stock. Shares of Common Stock shall not have cumulative voting rights.

          (2)    Subject to the provisions of law and any preferences of any class of stock hereafter classified or reclassified, dividends, or other distributions, including dividends or other distributions payable in shares of another class of the Corporation's stock, may be paid ratably on the Common Stock at such time and in such amounts as the Board of Directors may deem advisable.

Annex C-2

          (3)    In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock shall be entitled, together with the holders of any other class of stock hereafter classified or reclassified not having a preference on distributions in the liquidation, dissolution or winding up of the Corporation, to share ratably in the net assets of the Corporation remaining, after payment or provision for payment of the debts and other liabilities of the Corporation and the amount to which the holders of any class of stock hereafter classified or reclassified having a preference on distributions in the liquidation, dissolution or winding up of the Corporation shall be entitled.

        (d)    Participating Preferred Stock.    Subject in all cases to the provisions of Article NINTH, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the Participating Preferred Stock are:

          (1)    The designation of the Participating Preferred Stock is "Participating Preferred Stock." Each share of Participating Preferred Stock shall be identical in all respects with the other shares of Participating Preferred Stock except as to the dates from and after which dividends thereon shall be cumulative.

          (2)    The number of shares of Participating Preferred Stock shall initially be 583,000, which number may from time to time be increased or decreased (but not below the number then outstanding) by the Board of Directors. Shares of Participating Preferred Stock acquired by the Corporation shall constitute authorized but unissued shares of Preferred Stock without designation as to series. Shares of Participating Preferred Stock may be issued in fractional shares, which fractional shares shall entitle the holder, in proportion to such holder's fractional share, to all rights of a holder of a whole share of Participating Preferred Stock.

          (3)    The holders of full or fractional shares of Participating Preferred Stock shall be entitled to receive, when and as authorized by the Board of Directors and declared by the Corporation, but only out of funds legally available therefor, dividends, (A) on each date that dividends or other distributions (other than dividends or distributions payable in Common Stock of the Corporation) are payable on or in respect of Common Stock comprising part of the Reference Package (as defined below), in an amount per whole share of Participating Preferred Stock equal to the aggregate amount of dividends or other distributions (other than dividends or distributions payable in Common Stock of the Corporation) that would be payable on such date to a holder of the Reference Package and (B) on the last day of March, June, September and December in each year, in an amount per whole share of Participating Preferred Stock equal to the excess (if any) of $425.00 (the "Base Dividend Amount") over the aggregate dividends paid per whole share of Participating Preferred Stock during the three month period ending on such last day. Each such dividend shall be paid to the holders of record of shares of Participating Preferred Stock on the date, not exceeding sixty days preceding such dividend or distribution payment date, fixed for the purpose by the Board of Directors in advance of payment of each particular dividend or distribution. Dividends on each full and each fractional share of Participating Preferred Stock shall be cumulative from the date such full or fractional share is originally issued; provided that any such full or fractional share originally issued after a dividend record date and on or prior to the dividend payment date to which such record date relates shall not be entitled to receive the dividend payable on such dividend payment date or any amount in respect of the period from such original issuance to such dividend payment date.

              The term "Reference Package" shall mean 10,000 shares of Common Stock.

              Holders of shares of Participating Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full cumulative dividends, as herein provided on Participating Preferred Stock.

Annex C-3

              So long as any shares of Participating Preferred Stock are outstanding, no dividend (other than a dividend in Common Stock or in any other stock ranking junior to the Participating Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock or upon any other stock ranking junior to the Participating Preferred Stock as to dividends or upon liquidation, nor shall any Common Stock nor any other stock of the Corporation ranking junior to or on a parity with the Participating Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Corporation (except by conversion into or exchange for stock of the Corporation ranking junior to the Participating Preferred Stock as to dividends and upon liquidation), unless, in each case, the full cumulative dividends (including the dividend to be due upon payment of such dividend, distribution, redemption, purchase or other acquisition) on all outstanding shares of Participating Preferred Stock shall have been, or shall contemporaneously be, paid.

          (4)    In the event of any merger, consolidation, reclassification or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that a holder of the Reference Package would be entitled to receive as a result of such transaction.

          (5)    In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of full and fractional shares of Participating Preferred Stock shall be entitled, before any distribution or payment is made on any date to the holders of the Common Stock or any other stock of the Corporation ranking junior to the Participating Preferred Stock upon liquidation, to be paid in full an amount per whole share of Participating Preferred Stock equal to the greater of (A) $170,000.00 (the "Base Liquidation Amount") or (B) the aggregate amount distributed or to be distributed prior to such date in connection with such liquidation, dissolution or winding up to a holder of the Reference Package (such greater amount being hereinafter referred to as the "Liquidation Preference"), together with accrued dividends to such distribution or payment date, whether or not earned or declared. If such payment shall have been made in full to all holders of shares of Participating Preferred Stock, the holders of shares of Participating Preferred Stock as such shall have no right or claim to any of the remaining assets of the Corporation.

              In the event the assets of the Corporation available for distribution to the holders of shares of Participating Preferred Stock upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant to the first paragraph of this subparagraph (d)(5), no such distribution shall be made on account of any shares of any other class or series of Preferred Stock ranking on a parity with the shares of Participating Preferred Stock upon such liquidation, dissolution or winding up unless proportionate distributive amounts shall be paid on account of the shares of Participating Preferred Stock, ratably in proportion to the full distributable amounts for which holders of all such parity shares are respectively entitled upon such liquidation, dissolution or winding up.

              Upon the liquidation, dissolution or winding up of the Corporation, the holders of shares of Participating Preferred Stock then outstanding shall be entitled to be paid out of assets of the Corporation available for distribution to its stockholders all amounts to which such holders are entitled pursuant to the first paragraph of this subparagraph (d)(5) before any payment shall be made to the holders of Common Stock or any other stock of the Corporation ranking junior upon liquidation to the Participating Preferred Stock.

Annex C-4

  For the purposes of this subparagraph (d)(5), the consolidation or merger of, or binding share exchange by, the Corporation with any other corporation shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

          (6)    The shares of Participating Preferred Stock shall not be redeemable.

          (7)    In addition to any other vote or consent of stockholders required by law or by the Charter, each whole share of Participating Preferred Stock shall, on any matter, vote as a class with any other stock comprising part of the Reference Package and voting on such matter and shall have the number of votes thereon that a holder of the Reference Package would have.

          (8)    In the event the Corporation shall, at any time or from time to time (other than in connection with the merger of JWH Holding Company, LLC, a Delaware limited liability company, with and into the Corporation), (A) declare or pay a dividend on any shares of Common Stock payable in shares of Common Stock, (B) subdivide any shares of Common Stock or (C) combine any Common Stock into a smaller number of shares, then and in each such case (X) the Reference Package after such event shall be the number of shares of Common Stock that a holder of the Reference Package immediately prior to such event would hold thereafter as a result thereof and (Y) the Base Dividend Amount and the Base Liquidation Amount shall be similarly adjusted to reflect such dividend, subdivision or combination of shares.

        (e)    Charter and By-Laws.    The rights of all stockholders and the terms of all stock are subject to the provisions of the Charter and the By-Laws. The Board of Directors of the Corporation shall have the exclusive power to make, alter, amend or repeal the By-Laws.

ARTICLE SEVENTH

        (a)    The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The number of directors of the Corporation may be increased or decreased by at least a majority of the entire Board of Directors pursuant to the By-Laws of the Corporation, but shall never be less than the minimum number permitted by the General Laws of the State of Maryland now or hereafter in force.

        (b)    Subject to the rights of the holders of any class of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors shall be filled by a vote of the stockholders or a majority of the entire Board of Directors, and any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office, or other cause shall be filled by a vote of the stockholders or a majority of the directors then in office. No decrease in the number of directors constituting the Board of Directors shall affect the tenure of office of any director.

        (c)    Whenever the holders of any one or more series of Preferred Stock of the Corporation shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the Board of Directors shall consist of said directors so elected in addition to the number of directors fixed as provided in paragraph (a) of this Article SEVENTH or in the By-Laws. Notwithstanding the foregoing, and except as otherwise may be required by law, whenever the holders of any one or more series of Preferred Stock of the Corporation shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of stockholders.

        (d)    Subject to the rights of the holders of any class separately entitled to elect one or more directors, any director, or the entire Board of Directors, may be removed from office at any time, but only for cause and then only by the affirmative vote of the holders of at least a majority of the combined voting power of all classes of shares of capital stock entitled to vote in the election for directors voting together as a single class.

Annex C-5

        (e)    The directors of the Corporation shall be divided equally (or as nearly as possible) into three classes, Class I, Class II and Class III.

        (f)    (1) The term of office of Class I shall be until the 1998 annual meeting of stockholders and until their successors shall be elected and have qualified and thereafter shall be for three years and until their successors shall be elected and have qualified; (2) the term of office of Class II shall be until the 1999 annual meeting of stockholders and until their successors shall be elected and have qualified and thereafter shall be for three years and until their successors shall be elected and have qualified; and (3) the term of office of Class III shall be until the 2000 annual meeting of stockholders and until their successors shall be elected and have qualified and thereafter shall be for three years and until their successors shall be elected and have qualified.

ARTICLE EIGHTH

POWERS OF THE CORPORATION, DIRECTORS AND STOCKHOLDERS;

AMENDMENTS

        (a)    Powers of the Corporation, Directors and Stockholders.

          (1)    Authorization by Board of Stock Issuance.    The Board of Directors may authorize the issuance from time to time of shares of stock of the Corporation of any class or series, whether now or hereafter authorized, or securities or rights convertible into shares of its stock of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the Charter or the By-Laws.

          (2)    Preemptive and Appraisal Rights.    Except as may be provided by the Board of Directors in setting the terms of classified or reclassified shares of stock pursuant to Article SIXTH Section (b) or as may otherwise be provided by a contract approved by the Board of Directors, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation which it may issue or sell. Holders of shares of stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the Maryland General Corporation Law ("MGCL") or any successor statute unless the Board of Directors, upon the affirmative vote of a majority of the Board of Directors, shall determine that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

          (3)    Determinations by Board.    The determination as to any of the following matters, made in good faith by or pursuant to the direction of the Board of Directors consistent with the Charter, shall be final and conclusive and shall be binding upon the Corporation and every holder of shares of its stock: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of its stock or the payment of other distributions on its stock; the amount of paid-in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or distributions, qualifications or terms or conditions of redemption of any class or series

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  of stock of the Corporation; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or of any shares of stock of the Corporation; the number of shares of stock of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law, the Charter or By-Laws or otherwise to be determined by the Board of Directors.

          (4)    The Corporation shall provide any indemnification permitted by the laws of Maryland and shall indemnify directors, officers, agents and employees as follows: (A) the Corporation shall indemnify its directors and officers, whether serving the Corporation or at its request any other entity, to the full extent required or permitted by the General Laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures and to the full extent permitted by law and (B) the Corporation shall indemnify other employees and agents, whether serving the Corporation or at its request any other entity, to such extent as shall be authorized by the Board of Directors or the Corporation's By-Laws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such by-laws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Charter of the Corporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal or shall limit or eliminate the rights granted under indemnification agreements entered into by the Corporation and its directors, officers, agents and employees.

          (5)    To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for money damages. No amendment of the Charter of the Corporation or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

          (6)    For any stockholder proposal to be presented in connection with an annual meeting of stockholders of the Corporation, including any proposal relating to the nomination of a director to be elected to the Board of Directors of the Corporation, the stockholders must have given timely written notice thereof in writing to the Secretary of the Corporation in the manner and containing the information required by the By-Laws. Stockholder proposals to be presented in connection with a special meeting of stockholders will be presented by the Corporation only to the extent required by Section 2-502 of the Corporations and Associations Article of the Annotated Code of Maryland.

          (7)    Notwithstanding any provision of law requiring the authorization of any action by a greater proportion than a majority of the total number of shares of all classes of capital stock or of the total number of shares of any class of capital stock, such action shall be valid and effective if authorized by the affirmative vote of the holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon, except as otherwise provided in the Charter.

          (8)    Any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting by consent, in writing or by electronic transmission, in any manner permitted by the MGCL and set forth in the By-Laws.

        (b)    The Corporation reserves the right to amend, alter, change or repeal any provision contained in the Charter, including any amendments changing the terms or contract rights, as expressly set forth in the Charter, of any of its outstanding stock by classification, reclassification or otherwise, by a

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majority of the directors' adopting a resolution setting forth the proposed change, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote on the proposed change, or directing the proposed change to be considered at the next annual stockholders meeting. Unless otherwise provided herein, the proposed change will be effective only if it is adopted upon the affirmative vote of the holders of not less than a majority of the aggregate votes entitled to be cast thereon (considered for this purpose as a single class); provided however, that any amendment to, repeal of or adoption of any provision inconsistent with subparagraphs (a)(4), (a)(5), (a)(6), (a)(7) or this paragraph (b) of this Article EIGHTH, paragraph (c) of Article SIXTH or Article SEVENTH will be effective only if it is adopted upon the affirmative vote of not less than two-thirds of the aggregate votes entitled to be cast thereon (considered for this purpose as a single class). In addition, no term or provisions of the Charter may be added, amended or repealed in any respect that would, in the determination of the Board of Directors, cause the Corporation not to qualify as a REIT under the Code unless in each such case, such action is approved (in addition to any other vote, approval, authorization or advice (including that of the Board of Directors) that may otherwise be required) by the affirmative vote of the holders of not less than two-thirds (66 2/3%) of all the votes entitled to be cast on the matter.

ARTICLE NINTH

RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

        (a)    Definitions.    For the purpose of this Article NINTH, the following terms shall have the following meanings:

          Aggregate Stock Ownership Limit.    The term "Aggregate Stock Ownership Limit" shall mean not more than 9.8 percent in value of the aggregate of the outstanding shares of Capital Stock.

          AMEX.    The term "AMEX" shall mean the American Stock Exchange.

          Beneficial Ownership.    The term "Beneficial Ownership" shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms "Beneficial Owner," "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

          Business Day.    The term "Business Day" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

          Capital Stock.    The term "Capital Stock" shall mean all classes or series of stock of the Corporation, including, without limitation, Common Stock and Preferred Stock.

          Charitable Beneficiary.    The term "Charitable Beneficiary" shall mean one or more beneficiaries of the Trust as determined pursuant to subparagraph (c)(6) of this Article NINTH, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

          Common Stock Ownership Limit.    The term "Common Stock Ownership Limit" shall mean not more than 9.8 percent (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock of the Corporation.

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          Constructive Ownership.    The term "Constructive Ownership" shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner," "Constructively Owns" and "Constructively Owned" shall have the correlative meanings.

          Excepted Holder.    The term "Excepted Holder" shall mean a stockholder of the Corporation for whom an Excepted Holder Limit is created by the Charter or by the Board of Directors pursuant to subparagraph (b)(7) of this Article NINTH.

          Excepted Holder Limit.    The term "Excepted Holder Limit" shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by the Board of Directors pursuant to subparagraph (b)(7) of this Article NINTH and subject to adjustment pursuant to subparagraph (b)(8) of this Article NINTH, the percentage limit established by the Board of Directors pursuant to subparagraph (b)(7) of this Article NINTH.

          Exemption Period.    The term "Exemption Period" shall mean the period beginning as of the later of January 1, 2009 and the time immediately prior to the closing of the transactions contemplated by the Exchange Agreement by and among the Corporation, Amster Trading Company, an Ohio corporation ("Amster"), and Ramat Securities, LTD, an Ohio limited liability company ("Ramat"), dated as of September 30, 2008, as in effect as of the time the Articles of Amendment and Restatement containing this Article NINTH are accepted for record by the SDAT, and ending as of the earlier of the close of business on June 30, 2009 and the time immediately after the effective time of the merger contemplated by the Agreement and Plan of Merger by and among the Corporation, Walter Industries, Inc., a Delaware corporation, and JWH Holding Company, LLC, a Delaware limited liability company, dated as of September 30, 2008, as in effect as of the time the Articles of Amendment and Restatement containing this Article NINTH are accepted for record by the SDAT.

          Initial Date.    The term "Initial Date" shall mean the date upon which the Articles of Amendment and Restatement containing this Article NINTH are accepted for record by the SDAT.

          Market Price.    The term "Market Price" on any date shall mean, with respect to any class or series of outstanding shares of Capital Stock, the Closing Price for such Capital Stock on such date. The "Closing Price" on any date shall mean the last sale price for such Capital Stock, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Capital Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the AMEX or, if such Capital Stock is not listed or admitted to trading on the AMEX, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Capital Stock is listed or admitted to trading or, if such Capital Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such Capital Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Capital Stock selected by the Board of Directors of the Corporation or, in the event that no trading price is available for such Capital Stock, the fair market value of the Capital Stock, as determined in good faith by the Board of Directors.

          Person.    The term "Person" shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust

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  permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and a group to which an Excepted Holder Limit applies.

          Prohibited Owner.    The term "Prohibited Owner" shall mean, with respect to any purported Transfer, any Person who, but for the provisions of subparagraph (b)(1) of this Article NINTH, would Beneficially Own or Constructively Own shares of Capital Stock, and if appropriate in the context, shall also mean any Person who would have been the record owner of the shares that the Prohibited Owner would have so owned.

          Restriction Termination Date.    The term "Restriction Termination Date" shall mean the first day after the Initial Date on which the Board of Directors determines pursuant to Article FIFTH of the Charter that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Capital Stock set forth herein is no longer required in order for the Corporation to qualify as a REIT.

          Transfer.    The term "Transfer" shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership or Constructive Ownership, or any agreement to take any such actions or cause any such events, of Capital Stock or the right to vote or receive dividends on Capital Stock, including (1) the granting or exercise of any option (or any disposition of any option), (2) any disposition of any securities or rights convertible into or exchangeable for Capital Stock or any interest in Capital Stock or any exercise of any such conversion or exchange right and (3) Transfers of interests in other entities that result in changes in Beneficial or Constructive Ownership of Capital Stock; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms "Transferring" and "Transferred" shall have the correlative meanings.

          Trust.    The term "Trust" shall mean any trust provided for in subparagraph (c)(1) of this Article NINTH.

          Trustee.    The term "Trustee" shall mean the Person unaffiliated with the Corporation and a Prohibited Owner, that is appointed by the Corporation to serve as trustee of the Trust.

        (b)    Capital Stock.

          (1)    Ownership Limitations.    During the period commencing on the Initial Date and prior to the Restriction Termination Date, but subject to paragraph (b)(7) of Article NINTH:

            (i)    Basic Restrictions.

              (A)  (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Aggregate Stock Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Common Stock in excess of the Common Stock Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Excepted Holder Limit for such Excepted Holder.

              (B)  No Person shall Beneficially or Constructively Own shares of Capital Stock to the extent that such Beneficial or Constructive Ownership of Capital Stock would result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a REIT (including, but not limited to, Beneficial

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      or Constructive Ownership that would result in the Corporation owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Corporation from such tenant would cause the Corporation to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).

              (C)  Any Transfer of shares of Capital Stock that, if effective, would result in the Capital Stock being beneficially owned by less than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

            (ii)    Transfer in Trust.    If any Transfer of shares of Capital Stock occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of subparagraph (b)(1)(i)(A) or (B) of this Article NINTH,

              (A)  then that number of shares of the Capital Stock the Beneficial or Constructive Ownership of which otherwise would cause such Person to violate subparagraph (b)(1)(i)(A) or (B) of this Article NINTH (rounded up to the nearest whole share) shall be automatically transferred to a Trust for the benefit of a Charitable Beneficiary, as described in Article NINTH (c), effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such shares; or

              (B)  if the transfer to the Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of subparagraph (b)(1)(i)(A) or (B) Article NINTH, then the Transfer of that number of shares of Capital Stock that otherwise would cause any Person to violate subparagraph (b)(1)(i)(A) or (B) of this Article NINTH shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

          (2)    Remedies for Breach.    If the Board of Directors or any duly authorized committee thereof shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of subparagraph (b)(1) of this Article NINTH or that a Person intends to acquire or has attempted to acquire Beneficial or Constructive Ownership of any shares of Capital Stock in violation of subparagraph (b)(1) of this Article NINTH (whether or not such violation is intended), the Board of Directors or a committee thereof shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Corporation to redeem shares, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfer or attempted Transfer or other event in violation of Article NINTH (b)(1) shall automatically result in the transfer to the Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors or a committee thereof.

          (3)    Notice of Restricted Transfer.    Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of shares of Capital Stock that will or may violate Article NINTH (b)(1)(i) or any Person who would have owned shares of Capital Stock that resulted in a transfer to the Trust pursuant to the provisions of Article NINTH (b)(1)(ii) shall immediately give written notice to the Corporation of such event or, in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation's status as a REIT.

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          (4)    Owners Required To Provide Information.    From the Initial Date and prior to the Restriction Termination Date:

            (i)    every owner of five percent or more (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding shares of Capital Stock, within 30 days after the end of each taxable year, shall give written notice to the Corporation stating the name and address of such owner, the number of shares of Capital Stock and other shares of the Capital Stock Beneficially Owned and a description of the manner in which such shares are held. Each such owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation's status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit; and

            (ii)   each Person who is a Beneficial or Constructive Owner of Capital Stock and each Person (including the stockholder of record) who is holding Capital Stock for a Beneficial or Constructive Owner shall provide to the Corporation such information as the Corporation may request, in good faith, in order to determine the Corporation's status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

          (5)    Remedies Not Limited.    Subject to Article FIFTH, nothing contained in paragraph (b) of this Article NINTH shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders in preserving the Corporation's status as a REIT.

          (6)    Ambiguity.    In the case of an ambiguity in the application of any of the provisions of this Article NINTH (b), (c), or any definition contained in (a), the Board of Directors shall have the power to determine the application of the provisions of this Article NINTH (b) or (c) or any such definition with respect to any situation based on the facts known to it. In the event Article NINTH (b) or (c) requires an action by the Board of Directors and the Charter fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Article NINTH (a), (b) or (c). Absent a decision to the contrary by the Board of Directors (which the Board may make in its sole and absolute discretion), if a Person would have (but for the remedies set forth in Article NINTH (b)(2)) acquired Beneficial or Constructive Ownership of Stock in violation of Article NINTH (b)(1), such remedies (as applicable) shall apply first to the shares of Stock which, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not actually owned) by such Person, pro rata among the Persons who actually own such shares of Stock based upon the relative number of the shares of Stock held by each such Person.

          (7)    Exceptions.

            (i)    Subject to Article NINTH (b)(1)(i)(B), the Board of Directors, in its sole discretion, may exempt (prospectively or retroactively) a Person from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit, as the case may be, and may establish or increase an Excepted Holder Limit for such Person if:

              (A)  the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain that no individual's Beneficial or Constructive Ownership of such shares of Capital Stock will violate Article NINTH (b)(1)(i)(B);

              (B)  such Person does not and represents that it will not own, actually or Constructively, an interest in a tenant of the Corporation (or a tenant of any entity owned or controlled by the Corporation) that would cause the Corporation to own,

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      actually or Constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant and the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain this fact (for this purpose, a tenant from whom the Corporation (or an entity owned or controlled by the Corporation) derives (and is expected to continue to derive) a sufficiently small amount of revenue such that, in the opinion of the Board of Directors, rent from such tenant would not adversely affect the Corporation's ability to qualify as a REIT shall not be treated as a tenant of the Corporation); and

              (C)  such Person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in Article NINTH (b)(1) through (b)(6)) will result in such shares of Capital Stock being automatically transferred to a Trust in accordance with Article NINTH (b)(1)(ii) and (c).

            (ii)   Prior to granting any exception pursuant to Article NINTH (b)(7)(i), the Board of Directors may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Corporation's status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.

            (iii)  Subject to Article NINTH (b)(1)(i)(B), an underwriter which participates in a public offering or a private placement of Capital Stock (or securities convertible into or exchangeable for Capital Stock) may Beneficially Own or Constructively Own shares of Capital Stock (or securities convertible into or exchangeable for Capital Stock) in excess of the Aggregate Stock Ownership Limit, the Common Stock Ownership Limit, or both such limits, but only to the extent necessary to facilitate such public offering or private placement.

            (iv)  The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (A) with the written consent of such Excepted Holder at any time or (B) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the Common Stock Ownership Limit.

          (8)    Increase or Decrease in Aggregate Stock Ownership and Common Stock Ownership Limits.    Subject to Article NINTH (b)(2)(i)(B) and in connection with establishing an Excepted Holder Limit or at any other time, the Board of Directors may from time to time increase or decrease the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit; provided, however, that any decreased Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit will not be effective for any Person whose percentage ownership in Stock is in excess of such decreased Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit until such time as such Person's percentage of Stock equals or falls below the decreased Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit, but any further acquisition of Stock in excess of such percentage ownership of Stock will be in violation of the Common Stock Ownership Limit and/or Aggregate Stock Ownership Limit and, provided further, that the Board of Directors may not increase or decrease the Common Stock Ownership Limit or the Aggregate Stock Ownership Limit if such increase or decrease would allow five or fewer Persons to Beneficially Own more than 49.9% in value of the outstanding Stock.

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          (9)    Legend.    Any certificate for shares of Capital Stock shall bear substantially the following legend:

      The shares represented by this certificate are subject to restrictions on Beneficial and Constructive Ownership and Transfer for the purpose, among others, of the Corporation's maintenance of its status as a Real Estate Investment Trust under the Internal Revenue Code of 1986, as amended (the "Code"). Subject to certain further restrictions and except as expressly provided in the Corporation's Charter, (i) no Person may Beneficially or Constructively Own shares of the Corporation's Common Stock in excess of 9.8 percent (in value or number of shares) of the outstanding shares of Common Stock of the Corporation unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially or Constructively Own shares of Capital Stock of the Corporation in excess of 9.8 percent of the value of the total outstanding shares of Capital Stock of the Corporation, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (iii) no Person may Beneficially or Constructively Own Capital Stock that would result in the Corporation being "closely held" under Section 856(h) of the Code or otherwise cause the Corporation to fail to qualify as a REIT; and (iv) no Person may Transfer shares of Capital Stock if such Transfer would result in the Capital Stock of the Corporation being owned by fewer than 100 Persons. Any Person who Beneficially or Constructively Owns or attempts to Beneficially or Constructively Own shares of Capital Stock which causes or will cause a Person to Beneficially or Constructively Own shares of Capital Stock in excess or in violation of the above limitations must immediately notify the Corporation. If any of the restrictions on transfer or ownership are violated, the shares of Capital Stock represented hereby may be automatically transferred to a Trustee of a Trust for the benefit of one or more Charitable Beneficiaries. In addition, the Corporation may redeem shares upon the terms and conditions specified by the Board of Directors in its sole discretion if the Board of Directors determines that ownership or a Transfer or other event may violate the restrictions described above. Furthermore, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Charter of the Corporation, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Capital Stock of the Corporation on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its Principal Office.

          Instead of the foregoing legend, any certificate may state that the Corporation will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge.

        (c)    Transfer of Capital Stock in Trust.

          (1)    Ownership in Trust.    Upon any purported Transfer or other event described in Article NINTH (b)(1)(ii) that would result in a transfer of shares of Capital Stock to a Trust, such shares of Capital Stock shall be deemed to have been transferred to the Trustee as trustee of a Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Trust pursuant to Article NINTH (b)(1)(ii). The Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Article NINTH (c)(6).

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          (2)    Status of Shares Held by the Trustee.    Shares of Capital Stock held by the Trustee shall be issued and outstanding shares of Capital Stock of the Corporation. The Prohibited Owner shall have no rights in the shares held by the Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Trust.

          (3)    Dividend and Voting Rights.    The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares of Capital Stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee shall be paid by the recipient of such dividend or distribution to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares held in the Trust and, subject to Maryland law, effective as of the date that the shares of Capital Stock have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article NINTH, until the Corporation has received notification that shares of Capital Stock have been transferred into a Trust, the Corporation shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders.

          (4)    Sale of Shares by Trustee.    Within 20 days of receiving notice from the Corporation that shares of Capital Stock have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Article NINTH (b)(1)(i). Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Article NINTH (c)(4). The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the shares on the day of the event causing the shares to be held in the Trust and (2) the price per share received by the Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Trust. The Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Article NINTH (c)(3). Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Trustee, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Article NINTH (c)(4), such excess shall be paid to the Trustee upon demand.

Annex C-15

          (5)    Purchase Right in Stock Transferred to the Trustee.    Shares of Capital Stock transferred to the Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions which has been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Trustee pursuant to Article NINTH (c)(3). The Corporation may pay the amount of such reduction to the Trustee for the benefit of the Charitable Beneficiary. The Corporation shall have the right to accept such offer until the Trustee has sold the shares held in the Trust pursuant to Article NINTH (c)(4). Upon such a sale to the Corporation, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

          (6)    Designation of Charitable Beneficiaries.    By written notice to the Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Trust such that the shares of Capital Stock held in the Trust would not violate the restrictions set forth in Article NINTH (b)(1)(i) in the hands of such Charitable Beneficiary.

        (d)    AMEX Transactions.    Nothing in this Article NINTH shall preclude the settlement of any transaction entered into through the facilities of the AMEX or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article NINTH and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article NINTH.

        (e)    Enforcement.    The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article NINTH.

        (f)    Non-Waiver.    No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

        (g)    Limited Exception.    Notwithstanding anything to the contrary herein, this Article NINTH and the limitations on ownership and transfer of Capital Stock set forth herein (including, without limitation, the restrictions set forth in subparagraph (b)(1) of this Article NINTH) shall not apply to Amster or Ramat during the Exemption Period.

         THIRD:    The amendment to and restatement of the charter as hereinabove set forth have been duly advised by the Board of Directors and approved by the stockholders of the Corporation as required by law.

         FOURTH:    The current address of the principal office of the Corporation is as set forth in Article THIRD of the foregoing amendment and restatement of the charter.

         FIFTH:    The name and address of the Corporation's current resident agent is as set forth in Article FOURTH of the foregoing amendment and restatement of the charter.

         SIXTH:    The Corporation currently has                        directors. The names of the directors currently in office are:

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         SEVENTH:    The total number of shares of stock which the Corporation had authority to issue immediately prior to this amendment and restatement was 100,000,000, consisting of 90,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock par value $.01 per share. The aggregate par value of all shares of stock having par value was $1,000,000.00.

         EIGHTH:    The total number of shares of stock which the Corporation has authority to issue pursuant to the foregoing amendment and restatement of the charter is                     , consisting of                    shares of common stock, $0.01 par value per share, and                    shares of preferred stock, $0.01 par value per share, of which 583,000 shares are designated as Participating Preferred Stock. The aggregate par value of all authorized shares of stock having par value is $                    .

         NINTH:    The undersigned                    acknowledges these Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned                    acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

—Signature page follows—

Annex C-17

        IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment and Restatement to be signed in its name and on its behalf by its                    and attested to by its                     on this                        day of                    , 200    .

ATTEST:	HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:
Name: Title:		Name: Title:

Annex C-18

 Annex D

WALTER INVESTMENT MANAGEMENT CORPORATION

BYLAWS

ARTICLE I

OFFICES

        Section 1.    PRINCIPAL OFFICE.    The principal office of the Corporation in the State of Maryland shall be located at such place as the Board of Directors may designate.

        Section 2.    ADDITIONAL OFFICES.    The Corporation may have additional offices, including a principal executive office, at such places as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

        Section 1.    PLACE.    All meetings of stockholders shall be held at the principal executive office of the Corporation or at such other place as shall be set by the Board of Directors and stated in the notice of the meeting.

        Section 2.    ANNUAL MEETING.    An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on the date and at the time set by the Board of Directors.

        Section 3.    SPECIAL MEETINGS.

          (a)    General.    The chairman of the board, president, chief executive officer or Board of Directors may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the secretary of the Corporation to act on any matter upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting.

          (b)    Stockholder-Requested Special Meetings.    (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in a writing accompanying the Record Date Request Notice), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder that would be required to be disclosed in connection with the solicitation of proxies for the election of directors in an election contest (even if an election contest is not involved), or would otherwise be required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon receiving the Record Date Request Notice, the Board of Directors may fix a Request Record Date. The Request Record Date shall not precede and shall not be more than ten days after the close of business on the date on which the resolution fixing the Request Record Date is adopted by the Board of Directors. If the Board of Directors, within ten days after the date on which a valid Record Date Request Notice is received, fails to adopt a resolution fixing the Request Record Date, the

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  Request Record Date shall be the close of business on the tenth day after the first date on which the Record Date Request Notice is received by the secretary.

            (2)   In order for any stockholder to request a special meeting, to act on any matter one or more written requests for a special meeting (collectively, the "Special Meeting Request") signed by stockholders of record (or their agents duly authorized in a writing accompanying the request) as of the Request Record Date entitled to cast not less than a majority of all of the votes entitled to be cast on such matter at such meeting (the "Special Meeting Percentage") shall be delivered to the secretary. In addition, the Special Meeting Request (a) shall set forth the purpose of the meeting and the matters proposed to be acted on at it (which shall be limited to those lawful matters set forth in the Record Date Request Notice received by the secretary), (b) shall bear the date of signature of each such stockholder (or such agent) signing the Special Meeting Request, (c) shall set forth the name and address, as they appear in the Corporation's books, of each stockholder signing such request (or on whose behalf the Special Meeting Request is signed), the class, series and number of all shares of stock of the Corporation which are owned by each such stockholder (beneficially or of record), and the nominee holder for, and number of, shares owned by such stockholder beneficially but not of record, (d) shall be sent to the secretary by registered mail, return receipt requested, and (e) shall be received by the secretary within 60 days after the Request Record Date. Any requesting stockholder (or agent duly authorized in a writing accompanying the revocation or the Special Meeting Request) may revoke his, her or its request for a special meeting at any time by written revocation delivered to the secretary.

            (3)   The secretary shall inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including the Corporation's proxy materials). The secretary shall not be required to call a special meeting upon stockholder request and such meeting shall not be held unless, in addition to the documents required by paragraph (2) of this Section 3(b), the secretary receives payment of such reasonably estimated cost prior to the preparation and mailing of any notice of the meeting.

            (4)   Except as provided in the next sentence, any special meeting shall be held at such place, date and time as may be designated by the chairman of the board, chief executive officer, president or Board of Directors, whoever has called the meeting. In the case of any special meeting called by the secretary upon the request of stockholders (a "Stockholder-Requested Meeting"), such meeting shall be held at such place, date and time as may be designated by the Board of Directors; provided, however, that the date of any Stockholder-Requested Meeting shall be not more than 90 days after the record date for such meeting (the "Meeting Record Date"); and provided further that if the Board of Directors fails to designate, within ten days after the date that a valid Special Meeting Request is actually received by the secretary (the "Delivery Date"), a date and time for a Stockholder-Requested Meeting, then such meeting shall be held at 2:00 p.m. local time on the 90th day after the Meeting Record Date or, if such 90th day is not a Business Day (as defined below), on the first preceding Business Day; and provided further that in the event that the Board of Directors fails to designate a place for a Stockholder-Requested Meeting within ten days after the Delivery Date, then such meeting shall be held at the principal executive office of the Corporation. In fixing a date for any special meeting, the chairman of the board, chief executive officer, president or Board of Directors may consider such factors as he, she or it deems relevant including, without limitation, the nature of the matters to be considered, the facts and circumstances surrounding any request for the meeting and any plan of the Board of Directors to call an annual meeting or a special meeting. In the case of any Stockholder-Requested Meeting, if the Board of Directors fails to fix a Meeting Record Date that is a date within 30 days after the Delivery Date, then the close of business on the 30th day after the Delivery

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    Date shall be the Meeting Record Date. The Board of Directors may revoke the notice for any Stockholder-Requested Meeting in the event that the requesting stockholders fail to comply with the provisions of paragraph (3) of this Section 3(b).

            (5)   If written revocations of the Special Meeting Request have been delivered to the secretary and the result is that stockholders of record (or their agents duly authorized in writing), as of the Request Record Date, entitled to cast less than the Special Meeting Percentage have delivered, and not revoked, requests for a special meeting to the secretary, the secretary shall: (i) if the notice of meeting has not already been mailed, refrain from mailing the notice of the meeting and send to all requesting stockholders who have not revoked such requests written notice of any revocation of a request for the special meeting, or (ii) if the notice of meeting has been mailed and if the secretary first sends to all requesting stockholders who have not revoked requests for a special meeting on a matter written notice of any revocation of a request for the special meeting and written notice of the Company's intention to revoke the notice of the meeting or for the chairman of the meeting to adjourn the meeting without action on the matter, (A) the secretary may revoke the notice of the meeting at any time before ten days before the commencement of the meeting or (B) the chairman of the meeting may call the meeting to order and adjourn the meeting without acting on the matter. Any request for a special meeting received after a revocation by the secretary of a notice of a meeting shall be considered a request for a new special meeting.

            (6)   The chairman of the board, chief executive officer, president or Board of Directors may appoint regionally or nationally recognized independent inspectors of elections to act as the agent of the Corporation for the purpose of promptly performing a ministerial review of the validity of any purported Special Meeting Request received by the secretary. For the purpose of permitting the inspectors to perform such review, no such purported request shall be deemed to have been delivered to the secretary until the earlier of (i) five Business Days after receipt by the secretary of such purported request and (ii) such date as the independent inspectors certify to the Corporation that the valid requests received by the secretary represent, as of the Request Record Date, stockholders of record entitled to cast not less than the Special Meeting Percentage. Nothing contained in this paragraph (6) shall in any way be construed to suggest or imply that the Corporation or any stockholder shall not be entitled to contest the validity of any request, whether during or after such five Business Day period, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

            (7)   For purposes of these Bylaws, "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of Florida or New York are authorized or obligated by law or executive order to close.

        Section 4.    NOTICE.    Not less than ten nor more than 90 days before each meeting of stockholders, the secretary shall give to each stockholder entitled to vote at such meeting and to each stockholder not entitled to vote who is entitled to notice of the meeting written or printed notice stating the time and place of the meeting and, in the case of a special meeting or as otherwise may be required by any statute, the purpose for which the meeting is called, by mail, by presenting it to such stockholder personally, by leaving it at the stockholder's residence or usual place of business or by any other means permitted by Maryland law. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at the stockholder's address as it appears on the records of the Corporation, with postage thereon prepaid. A single notice shall be effective as to all stockholders who share an address, except to the extent that a stockholder at such address objects to such single notice. Failure to give notice of any meeting to one or more stockholders,

Annex D-3

or any irregularity in such notice, shall not affect the validity of any meeting fixed in accordance with this Article II, or the validity of any proceedings at any such meeting.

        Subject to Section 11(a) of this Article II, any business of the Corporation may be transacted at an annual meeting of stockholders without being specifically designated in the notice, except such business as is required by any statute to be stated in such notice. No business shall be transacted at a special meeting of stockholders except as specifically designated in the notice. The Corporation may postpone or cancel a meeting of stockholders by making a "public announcement" (as defined in Section 11(c)(3)) of such postponement or cancellation prior to the meeting.

        Section 5.    ORGANIZATION AND CONDUCT.    Every meeting of stockholders shall be conducted by an individual appointed by the Board of Directors to be chairman of the meeting or, in the absence of such appointment, by the chairman of the board or, in the case of a vacancy in the office or absence of the chairman of the board, by one of the following officers present at the meeting: the vice chairman of the board, if there is one, the president, the vice presidents in their order of rank and seniority, or, in the absence of such officers, a chairman chosen by the stockholders by the vote of a majority of the votes cast by stockholders present in person or by proxy. The secretary, or, in the secretary's absence, an assistant secretary, or in the absence of both the secretary and assistant secretaries, a person appointed by the Board of Directors or, in the absence of such appointment, a person appointed by the chairman of the meeting shall act as secretary. In the event that the secretary presides at a meeting of the stockholders, an assistant secretary, or in the absence of assistant secretaries, an individual appointed by the Board of Directors or the chairman of the meeting, shall record the minutes of the meeting. The order of business and all other matters of procedure at any meeting of stockholders shall be determined by the chairman of the meeting. The chairman of the meeting may prescribe such rules, regulations and procedures and take such action as, in the discretion of the chairman and without any action by the stockholders, are appropriate for the proper conduct of the meeting, including, without limitation, (a) restricting admission to the time set for the commencement of the meeting; (b) limiting attendance at the meeting to stockholders of record of the Corporation, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (c) limiting participation at the meeting on any matter to stockholders of record of the Corporation entitled to vote on such matter, their duly authorized proxies and other such individuals as the chairman of the meeting may determine; (d) limiting the time allotted to questions or comments by participants; (e) determining when the polls should be opened and closed; (f) maintaining order and security at the meeting; (g) removing any stockholder or any other individual who refuses to comply with meeting procedures, rules or guidelines as set forth by the chairman of the meeting; (h) concluding a meeting or recessing or adjourning the meeting to a later date and time and at a place announced at the meeting; and (i) complying with any state and local laws and regulations concerning safety and security. Unless otherwise determined by the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

        Section 6.    QUORUM.    At any meeting of stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter shall constitute a quorum; but this section shall not affect any requirement under any statute or the charter of the Corporation for the vote necessary for the adoption of any measure. If, however, such quorum shall not be present at any meeting of the stockholders, the chairman of the meeting may adjourn the meeting from time to time to a date not more than 120 days after the original record date without notice other than announcement at the meeting. At such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

        The stockholders present either in person or by proxy, at a meeting which has been duly called and at which a quorum was established, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Annex D-4

        Section 7.    VOTING.    A plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a director. Each share may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required by statute or by the charter of the Corporation. Unless otherwise provided by statute or by the charter, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. Voting on any question or in any election may be viva voce unless the chairman of the meeting shall order that voting be by ballot.

        Section 8.    PROXIES.    A stockholder may cast the votes entitled to be cast by the holder of the shares of stock owned of record by the stockholder in person or by proxy executed by the stockholder or by the stockholder's duly authorized agent in any manner permitted by law. Such proxy or evidence of authorization of such proxy shall be filed with the secretary of the Corporation before or at the meeting. No proxy shall be valid more than eleven months after its date unless otherwise provided in the proxy.

        Section 9.    VOTING OF STOCK BY CERTAIN HOLDERS.    Stock of the Corporation registered in the name of a corporation, partnership, trust or other entity, if entitled to be voted, may be voted by the president or a vice president, a general partner or trustee thereof, as the case may be, or a proxy appointed by any of the foregoing individuals, unless some other person who has been appointed to vote such stock pursuant to a bylaw or a resolution of the governing body of such corporation or other entity or agreement of the partners of a partnership presents a certified copy of such bylaw, resolution or agreement, in which case such person may vote such stock. Any director or other fiduciary may vote stock registered in his or her name in his or her capacity as such fiduciary, either in person or by proxy.

        Shares of stock of the Corporation directly or indirectly owned by it shall not be voted at any meeting and shall not be counted in determining the total number of outstanding shares entitled to be voted at any given time, unless they are held by it in a fiduciary capacity, in which case they may be voted and shall be counted in determining the total number of outstanding shares at any given time.

        The Board of Directors may adopt by resolution a procedure by which a stockholder may certify in writing to the Corporation that any shares of stock registered in the name of the stockholder are held for the account of a specified person other than the stockholder. The resolution shall set forth the class of stockholders who may make the certification, the purpose for which the certification may be made, the form of certification and the information to be contained in it; if the certification is with respect to a record date, the time after the record date within which the certification must be received by the Corporation; and any other provisions with respect to the procedure which the Board of Directors considers necessary or desirable. On receipt of such certification, the person specified in the certification shall be regarded as, for the purposes set forth in the certification, the stockholder of record of the specified stock in place of the stockholder who makes the certification.

        Section 10.    INSPECTORS.    The Board of Directors or the chair of the meeting may appoint, before or at the meeting, one or more inspectors for the meeting and any successor thereto. The inspectors, if any, shall (i) determine the number of shares of stock represented at the meeting, in person or by proxy, and the validity and effect of proxies, (ii) receive and tabulate all votes, ballots or consents, (iii) report such tabulation to the chair of the meeting, (iv) hear and determine all challenges and questions arising in connection with the right to vote, and (v) do such acts as are proper to fairly conduct the election or vote. Each such report shall be in writing and signed by him or her or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or

Annex D-5

inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof.

        Section 11.    ADVANCE NOTICE OF STOCKHOLDER NOMINEES FOR DIRECTOR AND OTHER STOCKHOLDER PROPOSALS.

          (a)    Annual Meetings of Stockholders.    (1) Nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) by any stockholder of the Corporation who was a stockholder of record both at the time of giving of notice by the stockholder as provided for in this Section 11(a) and at the time of the annual meeting, who is entitled to vote at the meeting in the election of directors or on the proposal of other business, as the case may be, and who has complied with this Section 11(a).

            (2)   For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a)(1) of this Section 11, the stockholder must have given timely notice thereof in writing to the secretary of the Corporation and such other business must otherwise be a proper matter for action by the stockholders. To be timely, a stockholder's notice shall set forth all information required under this Section 11 and shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 150th day nor later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to the date of such annual meeting and not later than 5:00 p.m., Eastern Time, on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

            (3)   Such stockholder's notice shall set forth:

              (i)    as to each individual whom the stockholder proposes to nominate for election or reelection as a director (each, a "Proposed Nominee"), all information relating to the Proposed Nominee that would be required to be disclosed in connection with the solicitation of proxies for the election of the Proposed Nominee as a director in an election contest (even if an election contest is not involved), or would otherwise be required in connection with such solicitation, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder (including the Proposed Nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

              (ii)   as to any other business that the stockholder proposes to bring before the meeting, a description of such business, the stockholder's reasons for proposing such business at the meeting and any material interest in such business of such stockholder or any Stockholder Associated Person (as defined below), individually or in the aggregate, including any anticipated benefit to the stockholder or the Stockholder Associated Person therefrom;

              (iii)  as to the stockholder giving the notice, any Proposed Nominee and any Stockholder Associated Person,

Annex D-6

                (A)  the class, series and number of all shares of stock or other securities of the Corporation or any affiliate thereof (collectively, the "Company Securities"), if any, which are owned (beneficially or of record) by such stockholder, Proposed Nominee or Stockholder Associated Person and any short interest (including any opportunity to profit or share in any benefit from any decrease in the price of such stock or other security) in any Company Securities of any such person,

                (B)  the nominee holder for, and number of, any Company Securities owned beneficially but not of record by such stockholder, Proposed Nominee or Stockholder Associated Person,

                (C)  whether and the extent to which, during the past six months, such stockholder, Proposed Nominee or Stockholder Associated Person has, directly or indirectly (through brokers, nominees or otherwise), engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to manage risk or benefit of changes in the price of Company Securities for such stockholder, Proposed Nominee or Stockholder Associated Person or to increase or decrease the voting power of such stockholder, Proposed Nominee or Stockholder Associated Person in the Company or any affiliate thereof disproportionately to such person's economic interest in the Company Securities and

                (D)  any economic interest, direct or indirect, including (without limitation) any existing or prospective commercial, business or contractual relationship with the Corporation, of such stockholder, Proposed Nominee or Stockholder Associated Person, individually or in the aggregate, in the Corporation or any affiliate thereof, other than an interest arising from the ownership of Company Securities where such stockholder, Proposed Nominee or Stockholder Associated Person receives no extra or special benefit not shared on a pro rata basis by all holders of the same class or series;

              (iv)  as to the stockholder giving the notice, any Stockholder Associated Person with an interest or ownership referred to in clauses (ii) or (iii) of this paragraph (3) of this Section 11(a) and any Proposed Nominee,

                (A)  the name and address of such stockholder, as they appear on the Corporation's stock ledger, and the current name, business address, if different, and residence address of each such Stockholder Associated Person and any Proposed Nominee and

                (B)  the investment strategy or objective, if any, of such stockholder, each such Stockholder Associated Person and any Proposed Nominee and a copy of the prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such stockholder, each such Stockholder Associated Person and any Proposed Nominee; and

              (v)   to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director or the proposal of other business on the date of such stockholder's notice.

            (4)   Notwithstanding anything in this subsection (a) of this Section 11 to the contrary, in the event the number of directors to be elected to the Board of Directors is increased, and there is no public announcement of such action at least 130 days prior to the first anniversary of the date of the proxy statement for the preceding year's annual meeting, a stockholder's

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    notice required by this Section 11(a) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the secretary at the principal executive office of the Corporation not later than 5:00 p.m., Eastern Time, on the tenth day following the day on which such public announcement is first made by the Corporation.

            (5)   For purposes of this Section 11, "Stockholder Associated Person" of any stockholder means (i) any person acting in concert with such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder (other than a stockholder that is a depositary) and (iii) any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such stockholder or such Stockholder Associated Person.

          (b)    Special Meetings of Stockholders.    Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of individuals for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) pursuant to the Corporation's notice of meeting, (ii) by or at the direction of the Board of Directors or (iii) provided that the Board of Directors has determined that directors shall be elected at such special meeting, by any stockholder of the Corporation who is a stockholder of record both at the time of giving of notice provided for in this Section 11 and at the time of the special meeting, who is entitled to vote at the meeting and who has complied with the notice procedures set forth in this Section 11. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more individuals to the Board of Directors, any such stockholder may nominate an individual or individuals (as the case may be) for election as a director as specified in the Corporation's notice of meeting, if the stockholder's notice, containing the information required by paragraph (a)(3) of this Section 11, shall be delivered to the secretary at the principal executive office of the Corporation not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., Eastern Time on the later of the 90th day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The public announcement of a postponement or adjournment of a special meeting shall not commence a new time period for the giving of a stockholder's notice as described above.

          (c)    General.    (1) If information submitted pursuant to this Section 11 by any stockholder proposing a nominee for election as a director or any proposal for other business at a meeting of stockholders shall be inaccurate to a material extent, such information may be deemed not to have been provided in accordance with this Section 11. Any such stockholder shall notify the Corporation of any inaccuracy or change (within two Business Days of becoming aware of such inaccuracy or change) in any such information. Upon written request by the Secretary or the Board of Directors, any such stockholder shall provide, within five Business Days of delivery of such request (or such other period as may be specified in such request), (A) written verification, satisfactory, in the discretion of the Board of Directors or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by the stockholder pursuant to this Section 11, and (B) a written update of any information submitted by the stockholder pursuant to this Section 11 as of an earlier date. If a stockholder fails to provide such written verification or written update within such period, the information as to which written verification or a written update was requested may be deemed not to have been provided in accordance with this Section 11.

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            (2)   Only such individuals who are nominated in accordance with this Section 11 shall be eligible for election by stockholders as directors, and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with this Section 11. The chairman of the meeting shall have the power to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with this Section 11.

            (3)   "Public announcement" shall mean disclosure (i) in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or other widely circulated news or wire service or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to the Exchange Act.

            (4)   Notwithstanding the foregoing provisions of this Section 11, a stockholder shall also comply with all applicable requirements of state law and of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 11. Nothing in this Section 11 shall be deemed to affect any right of a stockholder to request inclusion of a proposal in, nor the right of the Corporation to omit a proposal from, the Corporation's proxy statement pursuant to Rule 14a-8 (or any successor provision) under the Exchange Act. Nothing in this Section 11 shall require disclosure of revocable proxies received by the stockholder or Stockholder Associated Person pursuant to a solicitation of proxies after the filing of an effective Schedule 14A under Section 14(a) of the Exchange Act.

        Section 12.    TELEPHONE MEETINGS.    The Board of Directors or chairman of the meeting may permit stockholders to participate in meetings of the stockholders by means of a conference telephone or other communications equipment by which all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means constitutes presence in person at the meeting.

        Section 13.    CONTROL SHARE ACQUISITION ACT.    Notwithstanding any other provision of the charter of the Corporation or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law, or any successor statute (the "MGCL"), shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

        Section 14.    STOCKHOLDERS' CONSENT IN LIEU OF MEETING.    Any action required or permitted to be taken at any meeting of stockholders may be taken without a meeting if a unanimous consent setting forth the action is given in writing or by electronic transmission by each stockholder entitled to vote on the matter and filed with the minutes of proceedings of the stockholders.

ARTICLE III

DIRECTORS

        Section 1.    GENERAL POWERS.    The business and affairs of the Corporation shall be managed under the direction of its Board of Directors.

        Section 2.    NUMBER, TENURE AND QUALIFICATIONS.    At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Directors may establish, increase or decrease the number of directors, provided that the number thereof shall never be less than the minimum number required by the MGCL, nor more than 11, and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors.

        Section 3.    ANNUAL AND REGULAR MEETINGS.    An annual meeting of the Board of Directors shall be held immediately after and at the same place as the annual meeting of stockholders,

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no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. The Board of Directors may provide, by resolution, the time and place for the holding of regular meetings of the Board of Directors without other notice than such resolution.

        Section 4.    SPECIAL MEETINGS.    Special meetings of the Board of Directors may be called by or at the request of the chairman of the board, the chief executive officer, the president or by a majority of the directors then in office. The person or persons authorized to call special meetings of the Board of Directors may fix any place as the place for holding any special meeting of the Board of Directors called by them. The Board of Directors may provide, by resolution, the time and place for the holding of special meetings of the Board of Directors without other notice than such resolution.

        Section 5.    NOTICE.    Notice of any special meeting of the Board of Directors shall be delivered personally or by telephone, electronic mail, facsimile transmission, courier or United States mail to each director at his or her business or residence address. Notice by personal delivery, telephone, electronic mail or facsimile transmission shall be given at least 24 hours prior to the meeting. Notice by United States mail shall be given at least three days prior to the meeting. Notice by courier shall be given at least two days prior to the meeting. Telephone notice shall be deemed to be given when the director or his or her agent is personally given such notice in a telephone call to which the director or his or her agent is a party. Electronic mail notice shall be deemed to be given upon transmission of the message to the electronic mail address given to the Corporation by the director. Facsimile transmission notice shall be deemed to be given upon completion of the transmission of the message to the number given to the Corporation by the director and receipt of a completed answer-back indicating receipt. Notice by United States mail shall be deemed to be given when deposited in the United States mail properly addressed, with postage thereon prepaid. Notice by courier shall be deemed to be given when deposited with or delivered to a courier properly addressed. Neither the business to be transacted at, nor the purpose of, any annual, regular or special meeting of the Board of Directors need be stated in the notice, unless specifically required by statute or these Bylaws.

        Section 6.    QUORUM.    A majority of the directors shall constitute a quorum for transaction of business at any meeting of the Board of Directors, provided that, if less than a majority of such directors is present at such meeting, a majority of the directors present may adjourn the meeting from time to time without further notice, and provided further that if, pursuant to applicable law, the charter of the Corporation or these Bylaws, the vote of a majority or other percentage of a particular group of directors is required for action, a quorum must also include a majority of such group.

        The directors present at a meeting which has been duly called and at which a quorum was established may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

        Section 7.    VOTING.    The action of a majority of the directors present at a meeting at which a quorum is present shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the charter or these Bylaws. If enough directors have withdrawn from a meeting to leave less than a quorum but the meeting is not adjourned, the action of the majority of that number of directors necessary to constitute a quorum at such meeting shall be the action of the Board of Directors, unless the concurrence of a greater proportion is required for such action by applicable law, the charter or these Bylaws.

        Section 8.    ORGANIZATION.    At each meeting of the Board of Directors, the chairman of the board or, in the absence of the chairman, the vice chairman of the board, if any, shall act as chairman of the meeting. In the absence of both the chairman and vice chairman of the board, the chief executive officer or in the absence of the chief executive officer, the president or in the absence of the president, a director chosen by a majority of the directors present, shall act as chairman of the meeting.

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The secretary or, in his or her absence, an assistant secretary of the Corporation, or in the absence of the secretary and all assistant secretaries, a person appointed by the chairman of the meeting, shall act as secretary of the meeting.

        Section 9.    TELEPHONE MEETINGS.    Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

        Section 10.    CONSENT BY DIRECTORS WITHOUT A MEETING.    Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if a consent in writing or by electronic transmission to such action is given by each director and is filed with the minutes of proceedings of the Board of Directors.

        Section 11.    VACANCIES.    If for any reason any or all the directors cease to be directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining directors hereunder. Except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any vacancy on the Board of Directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies.

        Section 12.    COMPENSATION.    Directors shall not receive any stated salary for their services as directors but, by resolution of the Board of Directors, may receive compensation per year and/or per meeting and/or per visit to real property or other facilities owned or leased by the Corporation and for any service or activity they performed or engaged in as directors. Directors may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Board of Directors or of any committee thereof and for their expenses, if any, in connection with each property visit and any other service or activity they performed or engaged in as directors; but nothing herein contained shall be construed to preclude any directors from serving the Corporation in any other capacity and receiving compensation therefor.

        Section 13.    RELIANCE.    Each director and officer of the Corporation shall, in the performance of his or her duties with respect to the Corporation, be entitled to rely on any information, opinion, report or statement, including any financial statement or other financial data, prepared or presented by an officer or employee of the Corporation whom the director or officer reasonably believes to be reliable and competent in the matters presented, by a lawyer, certified public accountant or other person, as to a matter which the director or officer reasonably believes to be within the person's professional or expert competence, or, with respect to a director, by a committee of the Board of Directors on which the director does not serve, as to a matter within its designated authority, if the director reasonably believes the committee to merit confidence.

        Section 14.    RATIFICATION.    The Board of Directors or the stockholders may ratify and make binding on the Corporation any action or inaction by the Corporation or its officers to the extent that the Board of Directors or the stockholders could have originally authorized the matter. Moreover, any action or inaction questioned in any stockholders' derivative proceeding or any other proceeding on the ground of lack of authority, defective or irregular execution, adverse interest of a director, officer or stockholder, non-disclosure, miscomputation, the application of improper principles or practices of accounting, or otherwise, may be ratified, before or after judgment, by the Board of Directors or by the stockholders, and if so ratified, shall have the same force and effect as if the questioned action or inaction had been originally duly authorized, and such ratification shall be binding upon the Corporation and its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned action or inaction.

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        Section 15.    CERTAIN RIGHTS OF DIRECTORS AND OFFICERS.    A director who is not also an officer of the Corporation shall have no responsibility to devote his or her full time to the affairs of the Corporation. Any director or officer, in his or her personal capacity or in a capacity as an affiliate, employee, or agent of any other person, or otherwise, may have business interests and engage in business activities similar to, in addition to or in competition with those of or relating to the Corporation.

        Section 16.    EMERGENCY PROVISIONS.    Notwithstanding any other provision in the charter or these Bylaws, this Section 16 shall apply during the existence of any catastrophe, or other similar emergency condition, as a result of which a quorum of the Board of Directors under Article III of these Bylaws cannot readily be obtained (an "Emergency"). During any Emergency, unless otherwise provided by the Board of Directors, (i) a meeting of the Board of Directors or a committee thereof may be called by any director or officer by any means feasible under the circumstances; (ii) notice of any meeting of the Board of Directors during such an Emergency may be given less than 24 hours prior to the meeting to as many directors and by such means as may be feasible at the time, including publication, television or radio, and (iii) the number of directors necessary to constitute a quorum shall be one-third of the entire Board of Directors.

        Section 17.    ADVISORY DIRECTORS.    The Board of Directors may by resolution appoint advisory directors to the Board, who may also serve as directors emeriti, and shall have such authority and receive such compensation and reimbursement as the Board of Directors shall provide. Advisory directors or directors emeriti shall not have the authority to participate by vote in the transaction of business.

ARTICLE IV

COMMITTEES

        Section 1.    NUMBER, TENURE AND QUALIFICATIONS.    The Board of Directors may appoint from among its members an Executive Committee, an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and one or more other committees, composed of one or more directors, to serve at the pleasure of the Board of Directors.

        Section 2.    POWERS.    The Board of Directors may delegate to committees appointed under Section 1 of this Article any of the powers of the Board of Directors, except as prohibited by law.

        Section 3.    MEETINGS.    Notice of committee meetings shall be given in the same manner as notice for special meetings of the Board of Directors. A majority of the members of the committee shall constitute a quorum for the transaction of business at any meeting of the committee. The act of a majority of the committee members present at a meeting shall be the act of such committee. The Board of Directors may designate a chairman of any committee, and such chairman or, in the absence of a chairman, any two members of any committee (if there are at least two members of the Committee) may fix the time and place of its meeting unless the Board shall otherwise provide. In the absence of any member of any such committee, the members thereof present at any meeting, whether or not they constitute a quorum, may appoint another director to act in the place of such absent member. Each committee shall keep minutes of its proceedings.

        Section 4.    TELEPHONE MEETINGS.    Members of a committee of the Board of Directors may participate in a meeting by means of a conference telephone or other communications equipment if all persons participating in the meeting can hear each other at the same time. Participation in a meeting by these means shall constitute presence in person at the meeting.

        Section 5.    CONSENT BY COMMITTEES WITHOUT A MEETING.    Any action required or permitted to be taken at any meeting of a committee of the Board of Directors may be taken without a

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meeting, if a consent in writing or by electronic transmission to such action is given by each member of the committee and is filed with the minutes of proceedings of such committee.

        Section 6.    VACANCIES.    Subject to the provisions hereof, the Board of Directors shall have the power at any time to change the membership of any committee, to fill any vacancy, to designate an alternate member to replace any absent or disqualified member or to dissolve any such committee.

ARTICLE V

OFFICERS

        Section 1.    GENERAL PROVISIONS.    The officers of the Corporation shall include a president, a secretary and a treasurer and may include a chairman of the board, a vice chairman of the board, a chief executive officer, one or more vice presidents, a chief operating officer, a chief financial officer, one or more assistant secretaries and one or more assistant treasurers. In addition, the Board of Directors may from time to time elect such other officers with such powers and duties as they shall deem necessary or desirable. The officers of the Corporation shall be elected annually by the Board of Directors, except that the chief executive officer or president may from time to time appoint one or more vice presidents, assistant secretaries and assistant treasurers or other officers. Each officer shall serve until his or her successor is elected and qualifies or until his or her death, or his or her resignation or removal in the manner hereinafter provided. Any two or more offices except president and vice president may be held by the same person. Election of an officer or agent shall not of itself create contract rights between the Corporation and such officer or agent.

        Section 2.    REMOVAL AND RESIGNATION.    Any officer or agent of the Corporation may be removed, with or without cause, by the Board of Directors if in its judgment the best interests of the Corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer of the Corporation may resign at any time by giving written notice of his or her resignation to the Board of Directors, the chairman of the board, the president or the secretary. Any resignation shall take effect immediately upon its receipt or at such later time specified in the notice of resignation. The acceptance of a resignation shall not be necessary to make it effective unless otherwise stated in the resignation. Such resignation shall be without prejudice to the contract rights, if any, of the Corporation.

        Section 3.    VACANCIES.    A vacancy in any office may be filled by the Board of Directors for the balance of the term.

        Section 4.    CHIEF EXECUTIVE OFFICER.    The Board of Directors may designate a chief executive officer. In the absence of such designation, the chairman of the board shall be the chief executive officer of the Corporation. The chief executive officer shall have general responsibility for implementation of the policies of the Corporation, as determined by the Board of Directors, and for the management of the business and affairs of the Corporation. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of chief executive officer and such other duties as may be prescribed by the Board of Directors from time to time.

        Section 5.    CHIEF OPERATING OFFICER.    The Board of Directors may designate a chief operating officer. The chief operating officer shall have the responsibilities and duties as determined by the Board of Directors or the chief executive officer.

        Section 6.    CHIEF FINANCIAL OFFICER.    The Board of Directors may designate a chief financial officer. The chief financial officer shall have the responsibilities and duties as determined by the Board of Directors or the chief executive officer.

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        Section 7.    CHAIRMAN OF THE BOARD.    The Board of Directors shall designate a chairman of the board. The chairman of the board shall preside over the meetings of the Board of Directors and of the stockholders at which he shall be present. The chairman of the board shall perform such other duties as may be assigned to him or her by the Board of Directors.

        Section 8.    PRESIDENT.    In the absence of a chief executive officer, the president shall in general supervise and control all of the business and affairs of the Corporation. In the absence of a designation of a chief operating officer by the Board of Directors, the president shall be the chief operating officer. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

        Section 9.    VICE PRESIDENTS.    In the absence of the president or in the event of a vacancy in such office, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election or, in the absence of any designation, then in the order of their election) shall perform the duties of the president and when so acting shall have all the powers of and be subject to all the restrictions upon the president; and shall perform such other duties as from time to time may be assigned to such vice president by the president or by the Board of Directors. The Board of Directors may designate one or more vice presidents as executive vice president, senior vice president, or as vice president for particular areas of responsibility.

        Section 10.    SECRETARY.    The secretary shall (a) keep the minutes of the proceedings of the stockholders, the Board of Directors and committees of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the Corporation; (d) keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder; (e) have general charge of the stock transfer books of the Corporation; and (f) in general perform such other duties as from time to time may be assigned to him by the chief executive officer, the president or by the Board of Directors.

        Section 11.    TREASURER.    The treasurer shall have the custody of the funds and securities of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. In the absence of a designation of a chief financial officer by the Board of Directors, the treasurer shall be the chief financial officer of the Corporation.

        The treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and Board of Directors, at the regular meetings of the Board of Directors or whenever it may so require, an account of all his or her transactions as treasurer and of the financial condition of the Corporation.

        Section 12.    ASSISTANT SECRETARIES AND ASSISTANT TREASURERS.    The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or treasurer, respectively, or by the president or the Board of Directors.

        Section 13.    COMPENSATION.    The compensation of the officers shall be fixed from time to time by or under the authority of the Board of Directors and no officer shall be prevented from receiving such compensation by reason of the fact that he is also a director.

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 ARTICLE VI

CONTRACTS, LOANS, CHECKS AND DEPOSITS

        Section 1.    CONTRACTS.    The Board of Directors may authorize any officer or agent to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances. Any agreement, deed, mortgage, lease or other document shall be valid and binding upon the Corporation when duly authorized or ratified by action of the Board of Directors and executed by an authorized person.

        Section 2.    CHECKS AND DRAFTS.    All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or agent of the Corporation in such manner as shall from time to time be determined by the Board of Directors.

        Section 3.    DEPOSITS.    All funds of the Corporation not otherwise employed shall be deposited or invested from time to time to the credit of the Corporation as the Board of Directors, the chief executive officer, the chief financial officer, or any other officer designated by the Board of Directors may determine.

ARTICLE VII

STOCK

        Section 1.    CERTIFICATES.    The Corporation may issue some or all of the shares of any or all of the Corporation's classes or series of stock without certificates if authorized by the Board of Directors. In the event that the Corporation issues shares of stock represented by certificates, such certificates shall be in such form as prescribed by the Board of Directors or a duly authorized officer, shall contain the statements and information required by the MGCL and shall be signed by the officers of the Corporation in the manner permitted by the MGCL. In the event that the Corporation issues shares of stock without certificates, to the extent then required by the MGCL, the Corporation shall provide to the record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates. There shall be no differences in the rights and obligations of stockholders based on whether or not their shares are represented by certificates. If a class or series of stock is authorized by the Board of Directors to be issued without certificates, no stockholder shall be entitled to a certificate or certificates representing any shares of such class or series of stock held by such stockholder unless otherwise determined by the Board of Directors and then only upon written request by such stockholder to the secretary of the Corporation.

        Section 2.    TRANSFERS.    All transfers of shares of stock shall be made on the books of the Corporation, by the holder of the shares, in person or by his or her attorney, in such manner as the Board of Directors or any officer of the Corporation may prescribe and, if such shares are certificated, upon surrender of certificates duly endorsed. The issuance of a new certificate upon the transfer of certificated shares is subject to the determination of the Board of Directors that such shares shall no longer be represented by certificates. Upon the transfer of uncertificated shares, to the extent then required by the MGCL, the Corporation shall provide to record holders of such shares a written statement of the information required by the MGCL to be included on stock certificates.

        The Corporation shall be entitled to treat the holder of record of any share of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Maryland.

        Notwithstanding the foregoing, transfers of shares of any class or series of stock will be subject in all respects to the charter of the Corporation and all of the terms and conditions contained therein.

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        Section 3.    REPLACEMENT CERTIFICATE.    Any officer of the Corporation may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, destroyed, stolen or mutilated, upon the making of an affidavit of that fact by the person claiming the certificate to be lost, destroyed, stolen or mutilated; provided, however, if such shares have ceased to be certificated, no new certificate shall be issued unless requested in writing by such stockholder and the Board of Directors has determined that such certificates may be issued. Unless otherwise determined by an officer of the Corporation, the owner of such lost, destroyed, stolen or mutilated certificate or certificates, or his or her legal representative, shall be required, as a condition precedent to the issuance of a new certificate or certificates, to give the Corporation a bond in such sums as it may direct as indemnity against any claim that may be made against the Corporation.

        Section 4.    FIXING OF RECORD DATE.    The Board of Directors may set, in advance, a record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or determining stockholders entitled to receive payment of any dividend or the allotment of any other rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall not be prior to the close of business on the day the record date is fixed and shall be not more than 90 days and, in the case of a meeting of stockholders, not less than ten days, before the date on which the meeting or particular action requiring such determination of stockholders of record is to be held or taken.

        When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment or postponement thereof, except when the meeting is adjourned or postponed to a date more than 120 days after the record date fixed for the original meeting, in which case a new record date shall be determined as set forth herein.

        Section 5.    STOCK LEDGER.    The Corporation shall maintain at its principal office or at the office of its counsel, accountants or transfer agent, an original or duplicate stock ledger containing the name and address of each stockholder and the number of shares of each class held by such stockholder.

        Section 6.    FRACTIONAL STOCK; ISSUANCE OF UNITS.    The Board of Directors may issue fractional stock or provide for the issuance of scrip, all on such terms and under such conditions as they may determine. Notwithstanding any other provision of the charter or these Bylaws, the Board of Directors may issue units consisting of different securities of the Corporation. Any security issued in a unit shall have the same characteristics as any identical securities issued by the Corporation, except that the Board of Directors may provide that for a specified period securities of the Corporation issued in such unit may be transferred on the books of the Corporation only in such unit.

ARTICLE VIII

ACCOUNTING YEAR

        The Board of Directors shall have the power, from time to time, to fix the fiscal year of the Corporation by a duly adopted resolution.

ARTICLE IX

DISTRIBUTIONS

        Section 1.    AUTHORIZATION.    Dividends and other distributions upon the stock of the Corporation may be authorized by the Board of Directors, subject to the provisions of law and the charter of the Corporation. Dividends and other distributions may be paid in cash, property or stock of the Corporation, subject to the provisions of law and the charter.

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        Section 2.    CONTINGENCIES.    Before payment of any dividends or other distributions, there may be set aside out of any assets of the Corporation available for dividends or other distributions such sum or sums as the Board of Directors may from time to time, in its absolute discretion, think proper as a reserve fund for contingencies, for equalizing dividends, for repairing or maintaining any property of the Corporation or for such other purpose as the Board of Directors shall determine, and the Board of Directors may modify or abolish any such reserve.

ARTICLE X

SEAL

        Section 1.    SEAL.    The Board of Directors may authorize the adoption of a seal by the Corporation. The seal shall contain the name of the Corporation and the year of its incorporation and the words "Incorporated Maryland." The Board of Directors may authorize one or more duplicate seals and provide for the custody thereof.

        Section 2.    AFFIXING SEAL.    Whenever the Corporation is permitted or required to affix its seal to a document, it shall be sufficient to meet the requirements of any law, rule or regulation relating to a seal to place the word "(SEAL)" adjacent to the signature of the person authorized to execute the document on behalf of the Corporation.

ARTICLE XI

INDEMNIFICATION AND ADVANCE OF EXPENSES

        To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. The Corporation may, with the approval of its Board of Directors, provide such indemnification and advance for expenses to an individual who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The indemnification and payment or reimbursement of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

        Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or charter of the Corporation inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

ARTICLE XII

WAIVER OF NOTICE

        Whenever any notice of a meeting is required to be given pursuant to the charter of the Corporation or these Bylaws or pursuant to applicable law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at nor the

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purpose of any meeting need be set forth in the waiver of notice, unless specifically required by statute. The attendance of any person at any meeting shall constitute a waiver of notice of such meeting, except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE XIII

AMENDMENT OF BYLAWS

        The Board of Directors shall have the exclusive power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws.

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 Annex E

Confidential

EXCHANGE AGREEMENT

DATED AS OF SEPTEMBER 30, 2008,

AMONG

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.,

AMSTER TRADING COMPANY

AND

RAMAT SECURITIES, LTD

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Annex E-2

Annex E-3

        EXCHANGE AGREEMENT, dated as of September 30, 2008 (this "Agreement"), among Hanover Capital Mortgage Holdings, Inc., a Maryland corporation ("Hanover"), Amster Trading Company, an Ohio corporation, and Ramat Securities, LTD, an Ohio limited liability company (each a "Seller" and, collectively, the "Sellers").

W I T N E S S E T H:

        WHEREAS, the Sellers own all of the Preferred Securities (as defined in the Trust Agreement (defined below)), representing undivided beneficial interests in the assets of Hanover Statutory Trust II (the "Trust"), each having a Liquidation Amount of $1,000, and having an aggregate Liquidation Amount of $20,000,000, provided for in that certain Amended and Restated Declaration of Trust, dated as of November 4, 2005, among Hanover, Wilmington Trust Company, as Institutional trustee and Delaware trustee (the "Institutional Trustee"), the administrative trustees named therein (the "Administrative Trustees") and the holders from time to time of the individual beneficial interests in the asset of the trust (the "Trust Agreement" and such beneficial interests in the Trust, the "Preferred Securities"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Trust Agreement;

        WHEREAS, concurrently with the execution of this Agreement, Walter Industries, Inc. ("Walter"), JWH Holding Company, LLC ("JWH"), and Hanover are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the "Merger Agreement") pursuant to which, among other things, JWH will merge into Hanover (the "Merger"), the separate existence of JWH shall cease and Hanover shall continue as the surviving corporation and, except as otherwise provided in the Merger Agreement, shares of common stock of Hanover, par value $0.01 per share (the "Common Stock"), issued and outstanding immediately prior to the date and time at which the Merger shall become effective (the "Merger Effective Time") shall be combined into fully paid and non-assessable shares of common stock of the surviving corporation ("Surviving Corporation Common Stock") at the rate specified in the Merger Agreement;

        WHEREAS, in connection with the transactions contemplated by this Agreement, the Sellers, Hanover and the other signatories thereto have entered into and executed the Voting Agreement (as defined in Article I), pursuant to which each of the parties thereto other than Hanover have agreed to, among other things, vote any shares of Common Stock it now holds or will in the future hold in favor of the Merger; and

        WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Exchange (as defined in Section 2.1) and also to prescribe certain conditions to the Exchange.

        NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and conditions hereafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINED TERMS

        As used in this Agreement, the following terms have the meanings ascribed thereto:

        "Affiliate" shall mean, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession,

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directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

        "Agreement" shall mean this Agreement, together with all exhibits attached hereto and the Disclosure Letters.

        "Common Stock Consideration" shall mean 6,762,793 duly authorized, validly issued, fully paid and non-assessable shares of Common Stock.

        "Confidentiality Agreement" shall have the meaning ascribed to it in Section 5.1.

        "Contract" shall mean any written loan or credit agreement, note, bond, debenture, indenture, mortgage, guarantee, deed of trust, lease, franchise, permit, authorization, license, contract, instrument, employee benefit plan or practice or other binding agreement, obligation, arrangement, understanding or commitment.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the SEC promulgated thereunder.

        "Governmental Authority" shall mean any nation or government or any agency, public of regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, tribal, provincial, state, regional, local or municipal.

        "Hanover SEC Documents" shall mean all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by Hanover with the SEC since January 1, 2007.

        "Hanover Stock Plans" shall mean the Hanover 1999 Equity Incentive Plan and the Hanover 1997 Executive and Non-Employee Director Stock Option Plan.

        "Law" means applicable statutes, common laws, rules, regulations, codes, licensing requirements, judgments, injunctions, writs, decrees, licenses, ordinances, authorizations, permits, certificates, easements, variances, exemptions, consents, orders, franchises, approvals, governmental guidelines, standards or interpretations having the force of law, rules and bylaws, in each case, of or administered by a Governmental Authority.

        "Lien" shall mean, with respect to any property or asset, any mortgage, easement, lien, pledge (including any negative pledge), charge, option, right of first or last refusal or offer, security interest or encumbrance of any kind in respect of such property or asset.

        "Person" shall mean a natural person, corporation, limited liability company, partnership, limited partnership or other entity, including a Governmental Authority.

        "Proxy Statement/Prospectus" shall mean the proxy statement/prospectus to be distributed to the Hanover stockholders and the Walter stockholders in connection with the Merger and the transactions contemplated by the Merger Agreement, including any preliminary proxy statement/prospectus or definitive proxy statement/prospectus filed with the SEC in accordance with the terms and provisions thereof and prepared in accordance with applicable Law. The Proxy Statement/Prospectus shall constitute a part of the Registration Statement.

        "Registration Statement" shall mean the Registration Statement on Form S-4 to be filed by Hanover with the SEC to effect the registration under the Securities Act of the shares of Hanover Common Stock to be issued to holders of limited liability company interests of JWH pursuant to the Merger and prepared in accordance with applicable Law.

        "Requisite Approval" shall have the meaning ascribed to it in Section 3.4.

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        "SEC" shall mean the U.S. Securities and Exchange Commission.

        "Securities Act" shall mean the Securities Act of 1933, as amended, together with the rules and regulations of the SEC promulgated thereunder.

        "Subsidiaries" shall mean, with respect to any Person, another Person (i) of which 50% or more of the capital stock, voting securities, other voting ownership or voting partnership interests having voting power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or other entity (or, if there are no such voting interests, 50% or more of the equity interests) are owned or controlled, directly or indirectly, by such first Person or (ii) of which such first Person is a general partner.

        "Transaction Agreements" shall mean (i) the Merger Agreement, (ii) the Exchange Agreement by and between Hanover and Taberna Preferred Funding I, Ltd. ("Taberna") dated as of the date hereof (the "Taberna Agreement"), (iii) the Voting Agreement, and (iv) the Confidentiality Agreement.

        "Voting Agreement" shall mean the Voting Agreement, dated as of the date hereof, among Walter, JWH, Sellers and certain other stockholders of Hanover.

ARTICLE II

THE TRANSACTION

        Section 2.1    The Exchange.    Subject to the terms and conditions of this Agreement, immediately prior to the Merger Effective Time, each of the Sellers hereby agrees to sell, transfer, assign, convey and deliver to Hanover, and Hanover hereby agrees to acquire from the Sellers, all of the Preferred Securities owned by the Sellers free and clear of all Liens (the "Sellers' Preferred Securities") in exchange for (i) the Common Stock Consideration and (ii) an aggregate cash payment by Hanover of $750,000 (the "Exchange").

        Section 2.2    Closing.    A closing of the Exchange (the "Closing") shall be held substantially concurrently with the closing of the Merger (the "Closing Date"); provided that all conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived.

        Section 2.3    Delivery by Sellers of Preferred Securities.    At the Closing, the Sellers shall: (i) surrender for transfer the Preferred Securities Certificate(s) representing each of the Seller's Preferred Securities duly endorsed and accompanied by a written instrument of transfer in form satisfactory to the Trust, the Registrar and to Hanover, duly executed by the applicable Seller and accompanied (to the extent required by the Trust or the Registrar) by a certificate of Hanover substantially in the form of Exhibit B or C to the Trust Agreement; (ii) take (or shall have taken, to the extent prior action is required) (A) all other actions required pursuant to the Trust Agreement or as reasonably requested by Hanover, the Registrar, the Trust, the Administrative Trustees or the Institutional Trustee to cause the Trust to issue and the Institutional Trustee to authenticate and deliver, in the name of Hanover, one or more new Preferred Securities Certificates in authorized denominations of an aggregate Liquidation Amount equal to that of each of the Sellers' Preferred Securities, as may be required by the Trust Agreement, dated the Closing Date, all as described in Article VIII of the Trust Agreement and (B) at the request of Hanover, all such reasonable actions as may be necessary and appropriate to cause the cancellation of the Preferred Securities; and (iii) take all other actions as may be necessary and appropriate to vest in Hanover good and marketable title to the Preferred Securities free and clear of any and all Liens.

        Section 2.4    Issuance of Common Stock Consideration and Payment of Cash    At the Closing, (i) Hanover will deliver to the Sellers stock certificates representing the Common Stock Consideration, and (ii) Hanover will make payment to the Sellers of $750,000 (together with the Common Stock

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Consideration, the "Consideration") by wire transfer of immediately available funds to an account designated by the Sellers in writing no later than five business days prior to the date of the meeting of Hanover stockholders called to approve the Merger. The Common Stock Consideration and the cash Consideration shall be allocated between the Sellers on a pro rata basis.

        Section 2.5    Release.    In exchange for the valuable consideration set forth above and other valuable consideration, the receipt and adequacy of which are herein acknowledged, and effective as of the date hereof, provided that this Section 2.5 shall cease to be effective and shall be null and void ab initio if and when the Merger Agreement is terminated in accordance with its terms:

          (a)    Hanover and its officers, directors, employees, attorneys, agents, heirs, executors, administrators, parents, subsidiaries, affiliates, successors and assigns (collectively "Hanover Releasor") unconditionally and irrevocably forever release and discharge the Sellers and their respective officers, directors, employees, attorneys, agents, representatives, heirs, executors, administrators, direct and indirect parents, subsidiaries, affiliates, predecessors, successors and assigns (collectively "Seller Releasee") from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law or equity, whether known or unknown ("Claims"), which against the Seller Releasee the Hanover Releasor ever had, now has or hereafter can, shall or may have from the beginning of time arising out of or in connection with the Trust Agreement, Indenture or either of the Sellers' Preferred Securities, whether arising in equity or pursuant to any law, rule or regulation, including any Claims of which Hanover Releasor is not aware or does not suspect to exist as of the date on which Hanover Releasor signs this Agreement; and

          (b)    Each Seller and its respective officers, directors, employees, attorneys, agents, heirs, executors, administrators, parents, subsidiaries, affiliates, successors and assigns (collectively "Seller Releasor") unconditionally and irrevocably forever release and discharge Hanover and its respective officers, directors, employees, attorneys, agents, representatives, heirs, executors, administrators, direct and indirect parents, subsidiaries, affiliates, predecessors, successors and assigns (collectively "Hanover Releasee" and together with the Seller Releasee, the "Released Parties") from all Claims, which against the Hanover Releasee the Seller Releasor ever had, now has or hereafter can, shall or may have from the beginning of time arising out of or in connection with the Trust Agreement, Indenture or either of the Sellers' Preferred Securities, whether arising in equity or pursuant to any law, rule or regulation, including any Claims of which Seller Releasor is not aware or does not suspect to exist as of the date on which Seller Releasor signs this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF HANOVER

        Except as disclosed in the Hanover SEC Documents (other than any disclosures included in such filings that are predictive, speculative or forward-looking in nature, including any disclosures in any "Risk Factors" sections thereof) or as expressly contemplated by the Transaction Agreements, Hanover represents and warrants to the Sellers as follows:

        Section 3.1    Organization, Qualification, Etc.    Hanover is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland. Hanover has all requisite power and authority to own or lease and operate and use its properties and assets and carry on its business as presently conducted and is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to materially impair or delay Hanover's ability to perform each of its obligations hereunder and to consummate the

Annex E-7

transactions contemplated hereby. Each of the Hanover Subsidiaries is a corporation or other legal entity duly organized, validly existing and, to the extent such concept or similar concept exists in the relevant jurisdiction, in good standing under the laws of the state or other jurisdiction of its incorporation or other organization, has all requisite power and authority to own or lease and operate and use its properties and assets and to carry on its business as presently conducted and is duly qualified and licensed to do business and is in good standing in each jurisdiction in which the ownership or leasing of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified or to be in good standing would not, individually or in the aggregate, reasonably be expected to materially impair or delay Hanover's ability to perform each of its obligations hereunder and to consummate the transactions contemplated hereby.

        Section 3.2    Corporate Authority; No Violation, Etc.    Hanover has the requisite corporate power and authority to enter into this Agreement and each agreement or instrument to be executed and delivered in connection with or pursuant hereto and, subject in the case of this Agreement to obtaining the Requisite Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Hanover of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Hanover, subject, in the case of the performance of this Agreement and the consummation of the transactions contemplated hereby, to obtaining the Requisite Approval. This Agreement has been duly executed and delivered by Hanover and, assuming due authorization, execution and delivery of this Agreement by each Seller, constitutes a legal, valid and binding agreement of Hanover, enforceable against Hanover in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Neither the execution and delivery by Hanover of this Agreement, the consummation by Hanover of the transactions contemplated hereby nor compliance by Hanover with any of the provisions hereof (i) violates or conflicts with any provisions of Hanover's charter or bylaws, (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, other than the Requisite Approval, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which Hanover or any of its Subsidiaries is a party or by which Hanover or any of its Subsidiaries or any of their respective assets or properties is bound or affected, (iv) results in the creation of a Lien on any of the issued and outstanding shares of Common Stock or equity securities of any Subsidiary or on any of the assets of Hanover or its Subsidiaries or (v) violates or conflicts with any Law applicable to Hanover or any of its Subsidiaries, or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to materially impair or delay Hanover's ability to perform each of its obligations hereunder and to consummate the transactions contemplated hereby.

        Section 3.3    Capitalization.

          (b)    On the date hereof, the authorized stock of Hanover consists of 90,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share ("Hanover Preferred Stock"). At the close of business on the date hereof, (i) (A) 8,658,562 shares of Common Stock were issued and outstanding, 529,376 shares of Common Stock were reserved for issuance pursuant to the Hanover Stock Plans, options to purchase 74,234 shares of Common Stock were outstanding and 6,762,793 shares of Hanover Common Stock were reserved for issuance in the Exchange and (B) no shares of Hanover Preferred Stock were outstanding and (ii) no bonds, debentures, notes or other indebtedness of Hanover or any of its Subsidiaries having the right to vote (or convertible into securities having the right to vote) on any matters on which holders of

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  shares of stock of Hanover (including Common Stock) may vote ("Hanover Voting Debt") were issued or outstanding. All outstanding shares of Common Stock are, and all shares thereof which may be issued will be, when issued, duly authorized, validly issued, fully paid and not subject to preemptive rights. Except as set forth in this Section 3.3, there are not outstanding (i) any shares of stock of Hanover, Hanover Voting Debt, Common Stock or other voting securities of Hanover, (ii) any securities of Hanover or any of its Subsidiaries convertible into or exchangeable for shares of stock of Hanover, Hanover Voting Debt, Common Stock or other voting securities of Hanover or (iii) any options, warrants, calls, rights (including preemptive rights), commitments or other Contracts (other than this Agreement and the Transaction Agreements) to which Hanover or any of its Subsidiaries is a party or by which Hanover or any of its Subsidiaries will be bound obligating Hanover or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, or otherwise relating to, shares of capital stock of Hanover, Hanover Voting Debt, Common Stock or other voting securities of Hanover or any of its Subsidiaries or obligating Hanover or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, commitment or Contract. All the issued and outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of Hanover are owned by Hanover, by another wholly-owned Subsidiary of Hanover or by Hanover and another wholly-owned Subsidiary of Hanover, free and clear of all Liens, and are duly authorized, validly issued, fully paid and non-assessable.

        Section 3.4    Vote Required.    The only vote of the Hanover stockholders required for the issuance of the Common Stock Consideration is, to the extent required by the applicable regulations of the AMEX, the affirmative vote of a majority of the voting power of the shares of Hanover Common Stock present in person and voting on the matter or represented by proxy and voting on the matter at a meeting of the stockholders of Hanover (the "Requisite Approval").

        Section 3.5    Exchange Agreement with Taberna.    On the date hereof, Hanover is entering into the Taberna Agreement, pursuant to which Hanover will purchase from Taberna all preferred securities that Taberna holds in Hanover Statutory Trust I, for an aggregate cash purchase price of $2,225,000.

        Section 3.6    Taberna Agreement.    Attached hereto as Exhibit A is a true and complete copy of the Taberna Agreement as in force and effect on the date hereof.

        Section 3.7    Disclaimer of Warranties.    EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III, HANOVER DOES NOT MAKE AND HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, RELATING TO HANOVER OR ITS BUSINESSES. ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED BY HANOVER.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

        Seller represents and warrants to Hanover as follows:

        Section 4.1    Organization, Qualification, Etc.    Amster Trading Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Ohio, and Ramat Securities, LTD is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Ohio.

        Section 4.2    Corporate Authority; No Violation, Etc.    Each Seller has the requisite corporate power and authority to enter into this Agreement and each agreement or instrument to be executed and delivered in connection with or pursuant hereto, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of the Sellers of this Agreement and the consummation of the transactions contemplated hereby have

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been duly authorized by all requisite corporate or limited liability company action on the part of each Seller. This Agreement has been duly executed and delivered by each Seller and, assuming due authorization, execution and delivery of this Agreement by Hanover, constitutes a legal, valid and binding agreement of each Seller, enforceable against such Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Neither the execution and delivery by the Sellers of this Agreement, the consummation by the Sellers of the transactions contemplated hereby nor compliance by the Sellers with any of the provisions hereof (i) violates or conflicts with any provisions of either Seller's organizational documents, (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which any Seller or any of its Subsidiaries is a party or by which any Seller or any of its Subsidiaries or any of their respective assets or properties is bound or affected, (iv) results in the creation of a Lien on any of the issued and outstanding equity interests of any Seller or on any of the assets of any Seller or its Subsidiaries or (v) violates or conflicts with any Law applicable to any Seller or any of its Subsidiaries, or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to materially impair or delay such Seller's ability to perform each of its obligations hereunder or to consummate the transactions contemplated hereby.

        Section 4.3    Ownership of Preferred Securities.    The Sellers collectively own 20,000 Preferred Securities having an aggregate liquidation amount equal to $20,000,000. All of the Sellers' Preferred Securities are beneficially owned or owned of record by a Seller, free and clear of all Liens. The consummation of the transactions contemplated by this Agreement will convey to Hanover good title to the Sellers' Preferred Securities, free and clear of all Liens, except for those created by Hanover or arising out of ownership of the Preferred Securities by Hanover and other than restrictions on transfer of unregistered securities arising under applicable federal, state or foreign securities laws.

        Section 4.4    Disclaimer of Warranties.    EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, NEITHER OF THE SELLERS MAKES AND NEITHER HAS MADE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, RELATING TO EITHER SELLER OR ITS RESPECTIVE BUSINESSES. ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED BY SELLERS.

ARTICLE V

COVENANTS

        Section 5.1    Confidentiality.    The parties hereto acknowledge that Amster Trading Company and Hanover have previously executed a confidentiality agreement dated as of January 11, 2008, as amended and supplemented on July 29, 2008 (as it may be amended from time to time, the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Ramat Securities, LTD hereby agrees that it has been and is bound by the Confidentiality Agreement to the same extent as Amster Trading Company. Each of the Sellers represents and warrants that it has not breached the Confidentiality Agreement. Each of the Sellers and Hanover and their respective directors, officers, employees, Affiliates, controlling Persons, representatives or agents shall hold all information received from the other party in connection with this Agreement and the transactions contemplated hereby in confidence in accordance with the terms of the Confidentiality Agreement.

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        Section 5.2    Public Disclosure.    Except as required by Law (including federal and state securities Laws) or by the rules and regulations of any national securities exchange, no party to this Agreement shall issue or cause the publication of any press release or other public announcement or disclosure to any third party of the terms or conditions of this Agreement unless approved by Hanover and each of the Sellers prior to any such release, announcement or disclosure; provided that in all instances, Hanover and the Sellers shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement. The initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by Hanover and the Sellers.

        Section 5.3    Expenses.    All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement (including costs of consultants and representatives) shall be borne by the party incurring such costs and expenses.

        Section 5.4    Waiver of Events of Default.    Sellers shall each use their commercially reasonable efforts to cause the Trustees and the Debenture Trustee to, until the earlier to occur of (i) the Closing or (ii) the termination of this Agreement in accordance with its terms, waive any Event of Default (including any Indenture Event of Default that must be waived by the Debenture Trustee) and to refrain from accelerating any of Hanover's obligations under the Trust Agreement or the Indenture, including, without limitation, by delivering written notice to the Trustees and the Debenture Trustee, in a form reasonably acceptable to Hanover, in advance of any anticipated Event of Default identified to Seller by Hanover in writing, advising the relevant Trustees and the Debenture Trustee of this Agreement and requesting that such Trustees and/or the Debenture Trustee waive such Event of Default and refrain from accelerating any of Hanover's obligations under the Trust Agreement and the Indenture and, in the case of any written notice to any of the Trustees, to request that the Debenture Trustee to so waive and refrain; provided that (i) this Section 5.4 shall, and (ii) any notices, requests, waivers or other actions taken by Sellers, the Trustees or the Debenture Trustee pursuant to this Section 5.4 may be qualified, at Sellers', the Trustees' or the Debenture Trustee's option, such that they shall, in each case, cease to be effective and shall be null and void ab initio if and when this Agreement is terminated in accordance with its terms.

        Section 5.5    Reasonable Efforts and Further Assurances.    Subject to the limitations set forth elsewhere in this Agreement and to applicable Law, and provided that nothing herein shall require any party to waive any of the conditions set forth in Article VI, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, as promptly as practicable, all things necessary, proper or advisable under applicable Laws to (a) consummate and make effective the Exchange and the other transactions contemplated by this Agreement and (b) cause the Closing to take place at the time and place contemplated hereby. If at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the proper officers and directors of each party to this Agreement shall take all such necessary action.

        Section 5.6    Termination of the Merger Agreement.    Hanover will give Sellers prompt written notice of any termination of the Merger Agreement.

ARTICLE VI

CONDITIONS TO CLOSING

        Section 6.1    Conditions to Each Party's Obligations.    The respective obligations of each party to this Agreement to consummate the Exchange and other transactions contemplated hereby shall be

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subject to the satisfaction at or prior to the Closing Date of each of the conditions set forth in this Section 6.1:

          (a)    No Injunctions or Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction or other Law or legal restraint or prohibition preventing or making illegal the consummation of the transactions contemplated by this Agreement and the Merger Agreement shall be in effect; provided, however, that the parties hereto shall use their reasonable best efforts to have any such injunction, order, restraint or prohibition vacated.

          (b)    Regulatory Approvals.    All consents, approvals and authorizations of any Governmental Authority required by Law for the consummation of the transactions contemplated by this Agreement shall have been obtained and be in full force and effect at the Closing, except those consents, approvals and authorizations the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to materially impair or delay either party's ability to perform each of its obligations hereunder and to consummate the transactions contemplated hereby.

          (c)    The Merger.    Each of the conditions set forth in Article 8 of the Merger Agreement shall have been satisfied or waived (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the Effective Time, but subject to the satisfaction or waiver of those conditions).

          (d)    Registration Statement.    The Registration Statement shall have become effective in accordance with the Securities Act and the Exchange Act and shall not be the subject of any stop order or proceedings seeking a stop order, and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened by the SEC and not concluded or withdrawn.

          (e)    Share Issuance.    The Requisite Approval shall have been obtained.

        Section 6.2    Additional Conditions to Obligations of Hanover.    The obligation of Hanover to consummate the Exchange and each of the other transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Closing Date of each of the conditions set forth in this Section 6.2, any of which may be waived, in writing, by Hanover:

          (a)    Representations and Warranties.    The representations and warranties of the Sellers in Article IV hereof shall be true and correct in all material respects on the date of this Agreement and at the Closing Date as if made on and as of the Closing Date, except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date.

          (b)    Performance.    Each of the Sellers shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or before the Closing pursuant to the terms hereof.

        Section 6.3    Additional Conditions to Obligations of the Sellers.    The obligations of the Sellers to consummate the Exchange and each of the other transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Closing Date of each of the conditions set forth in this Section 6.3, any of which may be waived, in writing, by both of the Sellers:

          (a)    Representations and Warranties.    The representations and warranties of Hanover in Article III hereof shall be true and correct in all material respects on the date of this Agreement and at the Closing Date as if made on and as of the Closing Date, except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date.

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          (b)    Performance.    Hanover shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or before the Closing pursuant to the terms hereof.

ARTICLE VII

TERMINATION

        Section 7.1    Termination.    Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time prior to the Closing Date:

          (a)    by mutual written consent of Hanover and each of the Sellers;

          (b)    by Hanover, if there has been a material violation or breach by either of the Sellers of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of Hanover impossible, and such violation or breach has not been cured by such Seller within twenty (20) days after Hanover delivers to such Seller a written notice of such violation or breach;

          (c)    by either of the Sellers, if there has been a material violation or breach by Hanover of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of such Seller impossible, and such violation or breach has not been cured by Hanover within twenty (20) days after such Seller delivers to Hanover a written notice of such violation or breach;

          (d)    by either party, if there has been a termination of the Merger Agreement in accordance with its terms; and

          (e)    by either of the Sellers if the Closing has not occurred on or before March 31, 2009.

        Section 7.2    Procedure and Effect of Termination.    In the event of termination of this Agreement and abandonment of the transactions contemplated hereby by the parties hereto pursuant to Section 7.1 hereof, written notice thereof shall be given by the party so terminating to the other party and this Agreement shall forthwith terminate and shall become null and void and of no further effect, and the transactions contemplated hereby shall be abandoned without further action by Hanover and the Sellers; provided, however, that Sections 5.1, 5.2 and 5.3, this Section 7.2 and Article VIII shall survive termination of this Agreement. If this Agreement is terminated pursuant to Section 7.1 hereof:

          (a)    Hanover shall redeliver, or cause to be redelivered, all documents, work papers and other materials of the Sellers relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same, and all confidential information received by Hanover or its directors, officers, employees, Affiliates, controlling Persons, representatives or agents with respect to any Seller, shall be treated in accordance with the Confidentiality Agreement;

          (b)    Each of the Sellers shall redeliver, or cause to be redelivered, all documents, work papers and other materials of Hanover and any other party to the Merger Agreement and the Confidentiality Agreement relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same, and all confidential information received by the Sellers or its directors, officers, employees, Affiliates, controlling Persons, representatives or agents with respect to Hanover, shall be treated in accordance with the Confidentiality Agreement; and

          (c)    all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the agency or other Person to which they were made or amended so to reflect the termination hereof.

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 ARTICLE VIII

MISCELLANEOUS

        Section 8.1    Notices.    Any notices, demands, requests, consents or approvals required or permitted by this Agreement must be in writing and addressed to either party at the address set forth below, or at such other address as either party may designate from time to time in writing in accordance with this Section:

        If to Hanover, to:

    Hanover Capital Mortgage Holdings, Inc.
    200 Metroplex Drive, Suite 100
    Edison, New Jersey 08817
    Attention: General Counsel
    Facsimile: (732) 548-0286

        with a copy (which shall not constitute effective notice) to:

    Thacher Proffitt & Wood LLP
    Two World Financial Center
    New York, New York 10281
    Attention: Mark I. Sokolow
    Facsimile: (212) 912-7751

    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, New York 10017
    Attention: Peter J. Gordon, Esq.
    Facsimile: (212) 455-2502

        If to Sellers:

    Amster Trading Company
    23811 Chagrin Blvd. # 200
    Beachwood, Ohio 44122
    Attention: Howard Amster
    Facsimile: (216) 595-0989

    Ramat Securities, LTD
    23811 Chagrin Blvd. # 200
    Beachwood, Ohio 44122
    Attention: Howard Amster
    Facsimile: (216) 595-0989

        With a copy (which shall not constitute effective notice) to:

    Ulmer & Berne LLP
    1660 West 2nd Street, Suite 1100
    Cleveland, Ohio 44113-1448
    Attention: Robert A. Fein, Esq.
    Facsimile: (216) 583-7107

        Notice is deemed given (a) when delivered, if delivered personally to the recipient, (b) when sent, if sent by facsimile with a copy of such facsimile sent to the recipient by reputable overnight courier service (charges prepaid) on the same day, (c) upon receipt, when mailed by registered or certified

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mail, return receipt requested, postage prepaid, or (d) one business day after being sent to the recipient, if sent by reputable overnight courier service (charges prepaid).

        Section 8.2    Non-Survival of Representations and Warranties.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Closing (including, without limitation, the release set forth in Section 2.5 hereof) and then only to such extent. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.

        Section 8.3    Interpretation.    When a reference is made to an Article, Section, Schedule or Exhibit, such reference shall be to an Article, Section, Schedule or Exhibit of or to this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

        Section 8.4    Amendments, Modification and Waiver.    This Agreement, and the terms and provisions hereof, may not be modified, waived or amended except by an instrument or instruments in writing signed by the party or parties against whom enforcement of any such modification or amendment is sought (or, in the case of a waiver, by the intended beneficiary or beneficiaries of the waived term or provision).

        Section 8.5    Successors and Assigns; Binding Effect.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including, without limitation, by operation of law, by any party hereto without the prior written consent of the other party hereto. Subject to the preceding sentence and notwithstanding anything to the contrary, this Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

        Section 8.6    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed therein.

        Section 8.7    Jurisdiction; Forum.

          (a)    Each Party irrevocably submits to the jurisdiction, including the personal jurisdiction, of (i) any New York State court sitting in New York County, and (ii) any Federal court of the United States sitting in New York County in the State of New York, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby. Each Party agrees to commence any suit, action or proceeding relating hereto only in any Federal court of the United States sitting in New York County in the State of New York or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in any New York State court sitting in New York County. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) any New York State court sitting in New York County, and (ii) any Federal court of the United States sitting in New York County in the State of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each Party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies

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  thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 8.7 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 8.7 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 8.7. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          (B)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.

        Section 8.8    Severability.    If any provision of this Agreement or the application of any such provision to any person or circumstance shall be declared to be invalid, unenforceable or void, such declaration shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties hereto that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

        Section 8.9    Third Party Beneficiaries.    Except as expressly set forth in Section 2.5 with respect to the Released Parties, nothing in this Agreement, express or implied, is intended or shall be construed to create any third party beneficiaries.

        Section 8.10    Entire Agreement.    This Agreement and the Transaction Agreements, including any exhibits or schedules to such agreements, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all other prior agreements or understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof. The only representations and warranties made by the parties hereto with respect to the subject matter hereof are the representations and warranties contained in or made pursuant to this Agreement.

        Section 8.11    Counterparts; Facsimile Delivery.    This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine, telecopier or electronic mail (including in PDF format) is to be treated as an original document. The signature of any party thereon, for purposes hereof, shall be considered as an original signature, and the document transmitted shall be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile, telecopy or scanned document shall be re-executed in original form by the parties who executed the facsimile, telecopy or scanned document. No party may raise the use of

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a facsimile machine, telecopier or electronic mail or the fact that any signature was transmitted through the use of a facsimile, telecopier or electronic mail as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this Agreement.

        Section 8.12    Specific Performance.    Each of the Seller and Hanover agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located in the State of New York. Except for the foregoing remedies of injunction and specific performance, the right not to close in the event that the conditions to closing are not satisfied and the termination rights set forth in this Agreement, the parties hereto agree that they shall have no rights or claims against one another for breaches of this Agreement except in the case of fraud or any willful and material breach by a party of any covenant or other agreement included in this Agreement.

[remainder of page intentionally left blank]

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        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date and year first above written.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:	/s/ JOHN A. BURCHETT
Name:	John A. Burchett
Title:	Chairman and Chief Executive Officer
AMSTER TRADING COMPANY
By:	/s/ HOWARD AMSTER
Name:	Howard Amster
Title:	President
RAMAT SECURITIES, LTD
By:	/s/ HOWARD AMSTER
Name:	Howard Amster
Title:	Member

Annex E-18

 Annex F

EXCHANGE AGREEMENT

DATED AS OF SEPTEMBER 30, 2008,

BETWEEN

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.

AND

TABERNA PREFERRED FUNDING I, LTD.

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Annex F-2

Annex F-3

        EXCHANGE AGREEMENT, dated as of September 30, 2008 (this "Agreement"), between Hanover Capital Mortgage Holdings, Inc., a Maryland corporation ("Hanover"), and Taberna Preferred Funding I, Ltd. (the "Seller").

W I T N E S S E T H:

        WHEREAS, the Seller owns all of the Preferred Securities (as defined in the Trust Agreement (defined below)), representing undivided beneficial interests in the assets of Hanover Statutory Trust I (the "Trust"), each having a Liquidation Amount of $1,000, and having an aggregate Liquidation Amount of $20,000,000, provided for in that certain Amended and Restated Trust Agreement among Hanover, JPMorgan Chase Bank, N.A., as property trustee (the "Property Trustee"), Chase Bank USA, N.A., as Delaware trustee (the "Delaware Trustee") and the administrative trustees named therein (the "Administrative Trustees"), dated as of March 15, 2005 (the "Trust Agreement" and such beneficial interests in the Trust, the "Preferred Securities"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Trust Agreement;

        WHEREAS, concurrently with the execution of this Agreement, Walter Industries, Inc. ("Walter"), JWH Holding Company, LLC ("JWH"), and Hanover are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the "Merger Agreement") pursuant to which, among other things, JWH will merge into Hanover (the "Merger"), the separate existence of JWH shall cease and Hanover shall continue as the surviving corporation and, except as otherwise provided in the Merger Agreement, shares of common stock of Hanover, par value $0.01 per share (the "Common Stock"), issued and outstanding immediately prior to the date and time at which the Merger shall become effective (the "Merger Effective Time") shall be combined into fully paid and non-assessable shares of common stock of the surviving corporation ("Surviving Corporation Common Stock") at the rate specified in the Merger Agreement; and

        WHEREAS, the parties hereto desire to make certain representations, warranties, covenants and agreements in connection with the Exchange (as defined in Section 2.1) and also to prescribe certain conditions to the Exchange.

        NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and conditions hereafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINED TERMS

        As used in this Agreement, the following terms have the meanings ascribed thereto:

        "Affiliate" shall mean, with respect to any specified Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with, such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

        "Agreement" shall mean this Agreement, together with all exhibits attached hereto.

        "Amster Agreement" shall mean the Exchange Agreement by and among Hanover, Amster Trading Company and Ramat Securities, LTD dated as of the date hereof.

        "Claim" shall have the meaning ascribed to it in the Release.

Annex F-4

        "Confidentiality Agreement" shall have the meaning ascribed to it in Section 5.1.

        "Contract" shall mean any written loan or credit agreement, note, bond, debenture, indenture, mortgage, guarantee, deed of trust, lease, franchise, permit, authorization, license, contract, instrument, employee benefit plan or practice or other binding agreement, obligation, arrangement, understanding or commitment.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations of the SEC promulgated thereunder.

        "Governmental Authority" shall mean any nation or government or any agency, public of regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, tribal, provincial, state, regional, local or municipal.

        "Hanover Releasee" shall have the meaning ascribed to it in the Release.

        "Law" means applicable statutes, common laws, rules, regulations, codes, licensing requirements, judgments, injunctions, writs, decrees, licenses, ordinances, authorizations, permits, certificates, easements, variances, exemptions, consents, orders, franchises, approvals, governmental guidelines, standards or interpretations having the force of law, rules and bylaws, in each case, of or administered by a Governmental Authority.

        "Lien" shall mean, with respect to any property or asset, any mortgage, easement, lien, pledge (including any negative pledge), charge, option, right of first or last refusal or offer, security interest or encumbrance of any kind in respect of such property or asset.

        "Person" shall mean a natural person, corporation, limited liability company, partnership, limited partnership or other entity, including a Governmental Authority.

        "Release" shall have the meaning ascribed to it in Section 2.3.

        "SEC" shall mean the U.S. Securities and Exchange Commission.

        "Securities Act" shall mean the Securities Act of 1933, as amended, together with the rules and regulations of the SEC promulgated thereunder.

        "Seller Releasor" shall have the meaning ascribed to it in the Release.

        "Subsidiaries" shall mean, with respect to any Person, another Person (i) of which 50% or more of the capital stock, voting securities, other voting ownership or voting partnership interests having voting power under ordinary circumstances to elect directors or similar members of the governing body of such corporation or other entity (or, if there are no such voting interests, 50% or more of the equity interests) are owned or controlled, directly or indirectly, by such first Person or (ii) of which such first Person is a general partner.

ARTICLE II

THE TRANSACTION

        Section 2.1    The Exchange.    Subject to the terms and conditions of this Agreement, immediately prior to the Merger Effective Time, Seller hereby agrees to sell, transfer, assign, convey and deliver to Hanover, and Hanover hereby agrees to acquire from Seller, all of the Preferred Securities owned by Seller free and clear of all Liens (the "Seller's Preferred Securities") in exchange for an aggregate cash payment by Hanover of $2,250,000 (the "Exchange"), of which $250,000 is being paid to Seller by Hanover (the "Initial Payment") simultaneously with the execution and delivery of this Agreement by Seller by wire transfer of immediately available funds to the Taberna Account (as hereinafter defined).

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The Initial Payment is being paid to Seller in consideration of Seller entering into this Agreement and shall be considered fully-earned by Seller and non-refundable immediately upon execution and delivery of this Agreement.

        Section 2.2    Closing.    A closing of the Exchange (the "Closing") shall be held substantially concurrently with the closing of the Merger (the "Closing Date"); provided that all conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived.

        Section 2.3    Delivery by Seller of Preferred Securities; Release.    At the Closing, Seller shall: (i) surrender for transfer the Preferred Securities Certificate(s) representing the Seller's Preferred Securities duly endorsed and accompanied by a written instrument of transfer in form satisfactory to the Securities Registrar and to Hanover, duly executed by Seller and accompanied (to the extent required by the Property Trustee) by a certificate of Hanover substantially in the form of Exhibit E to the Trust Agreement; (ii) take (or shall have taken, to the extent prior action is required) (A) all other actions required pursuant to the Trust Agreement or as reasonably requested by Hanover, the Administrative Trustees or the Property Trustees to cause one or more of the Administrative Trustees to execute and deliver to the Property Trustee, and to cause the Property Trustee to authenticate and deliver, in the name of Hanover, one or more new Preferred Securities Certificates in authorized denominations of an aggregate Liquidation Amount equal to that of the Seller's Preferred Securities, as may be required by the Trust Agreement, dated the Closing Date, by such Administrative Trustee or Trustees, all as described in Section 5.7(b) of the Trust Agreement and (B) at the request of Hanover, all such reasonable actions as may be necessary and appropriate to cause the cancellation of the Preferred Securities; (iii) take all other actions as may be necessary and appropriate to vest in Hanover good and marketable title to the Preferred Securities free and clear of any and all Liens; and (iv) deliver to Hanover, the Trustees and the Note Trustee a duly executed original counterpart of a Release and Waiver in the form of Exhibit A hereto (the "Release").

        Section 2.4    Payment of Cash; Release.    At the Closing, in consideration of Seller's delivery of the Preferred Securities, Hanover will: (i) make payment to Seller of $2,000,000 by wire transfer of immediately available funds to the following account (the "Taberna Account"):

    The Bank of New York
    ABA #: 021-000-018
    GL A/C #: 211705
    BENE NAME: BNY ABS/MBS
    FFC TAS #: 225962
    REF: TABERNA FUNDING CAPITAL TRUST I
    ATT: MUDASSIRMOHAMED

and (ii) deliver to Seller, the Trustees and the Note Trustee a duly executed original counterpart of the Release.

        Section 2.5    Forbearance.    In exchange for the valuable consideration set forth above and other valuable consideration, the receipt and adequacy of which are herein acknowledged, and notwithstanding anything to the contrary in the Preferred Securities, the Trust Agreement, the Indenture, any other agreement to which Seller and Hanover are parties, or applicable law, prior to the earlier to occur of (i) the termination of this Agreement pursuant to Section VII hereof or (ii) the date upon which Hanover becomes subject to bankruptcy or similar insolvency proceedings, Seller agrees, on behalf of itself and the Seller Releasors, to forbear from making any Claims against any Hanover Releasee arising out of or in connection with the Trust Agreement, Indenture or the Seller's Preferred Securities, whether arising in equity or pursuant to any law, rule or regulation, including any Claims of which Seller is not aware or does not suspect to exist as of the date on which Seller signs this Agreement; provided, that nothing in this Section 2.5 shall be construed to prevent Seller from fulfilling

Annex F-6

its obligations hereunder, including pursuant to Sections 2.3 and 5.6 hereof. For the avoidance of doubt and without limitation, the foregoing shall prevent Seller and the Seller Releasors from making any Claim in respect of the occurrence and continuance of any Event of Default under the Trust Agreement (including, without limitation, any Note Event of Default) or any default under the Trust Agreement, the Preferred Securities or the Indenture during the term of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF HANOVER

        Hanover represents and warrants to Seller as follows:

        Section 3.1    Organization.    Hanover is a corporation duly organized, validly existing and in good standing under the Laws of the State of Maryland.

        Section 3.2    Corporate Authority; No Violation, Etc.    Hanover has the requisite corporate power and authority to enter into this Agreement and each agreement or instrument to be executed and delivered in connection with or pursuant hereto, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Hanover of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Hanover. This Agreement has been duly executed and delivered by Hanover and, assuming due authorization, execution and delivery of this Agreement by Seller, constitutes a legal, valid and binding agreement of Hanover, enforceable against Hanover in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Neither the execution and delivery by Hanover of this Agreement, the consummation by Hanover of the transactions contemplated hereby nor compliance by Hanover with any of the provisions hereof (i) violates or conflicts with any provisions of Hanover's charter or bylaws, (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which Hanover or any of its Subsidiaries is a party or by which Hanover or any of its Subsidiaries or any of their respective assets or properties is bound or affected, (iv) results in the creation of a Lien on any of the issued and outstanding shares of Common Stock or equity securities of any Subsidiary or on any of the assets of Hanover or its Subsidiaries or (v) violates or conflicts with any Law applicable to Hanover or any of its Subsidiaries, or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to materially impair or delay Hanover's ability to perform each of its obligations hereunder and to consummate the transactions contemplated hereby.

        Section 3.3    Amster Agreement.    Attached hereto as Exhibit B is a true and complete copy of the Amster Agreement as in force and effect on the date hereof. There is no other agreement between Hanover and either of Amster Trading Company or Ramat Securities, LTD with respect to the transactions contemplated by the Amster Agreement.

        Section 3.4    Disclaimer of Warranties.    EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE III, HANOVER DOES NOT MAKE AND HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, RELATING TO HANOVER OR ITS BUSINESSES. ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED BY HANOVER.

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 ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

        Seller represents and warrants to Hanover as follows:

        Section 4.1    Organization, Qualification, Etc.    Seller is an exempted company incorporated in the Cayman Islands with limited liability.

        Section 4.2    Corporate Authority; No Violation, Etc.    Seller has the requisite corporate power and authority to enter into this Agreement and each agreement or instrument to be executed and delivered in connection with or pursuant hereto, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery of this Agreement by Hanover, constitutes a legal, valid and binding agreement of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles. Neither the execution and delivery by Seller of this Agreement, the consummation by Seller of the transactions contemplated hereby nor compliance by Seller with any of the provisions hereof (i) violates or conflicts with any provisions of Seller's [organizational documents], (ii) requires any consent, approval, authorization or permit of, registration, declaration or filing with, or notification to, any Governmental Authority or any other Person, (iii) results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination or buy-out by any third party, cancellation, amendment or acceleration of any obligation or the loss of any benefit under any Contract to which Seller or any of its Subsidiaries is a party or by which Seller or any of its Subsidiaries or any of their respective assets or properties is bound or affected, (iv) results in the creation of a Lien on any of the issued and outstanding equity interests of Seller or on any of the assets of Seller or its Subsidiaries or (v) violates or conflicts with any Law applicable to Seller or any of its Subsidiaries, or any of the properties, businesses or assets of any of the foregoing, other than such exceptions in the case of each of clauses (ii), (iii), (iv) and (v) above as would not, individually or in the aggregate, reasonably be expected to materially impair or delay Seller's ability to perform each of its obligations hereunder or to consummate the transactions contemplated hereby.

        Section 4.3    Ownership of Preferred Securities.    Seller owns 20,000 Preferred Securities having an aggregate Liquidation Amount equal to $20,000,000. All of the Seller's Preferred Securities are beneficially owned or owned of record by Seller, free and clear of all Liens. The consummation of the transactions contemplated by this Agreement will convey to Hanover good title to the Seller's Preferred Securities, free and clear of all Liens, except for those created by Hanover or arising out of ownership of the Preferred Securities by Hanover and other than restrictions on transfer of unregistered securities arising under applicable federal, state or foreign securities laws.

        Section 4.4    Ownership of Hanover Equity Securities.    Seller represents and warrants that Seller does not own any equity securities of Hanover.

        Section 4.5    Disclaimer of Warranties.    EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE IV, SELLER DOES NOT MAKE AND HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, RELATING TO SELLER OR ITS BUSINESSES. ALL SUCH OTHER REPRESENTATIONS AND WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED BY SELLER.

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 ARTICLE V

COVENANTS

        Section 5.1    Confidentiality.    The parties hereto acknowledge that Seller and Hanover have previously executed a confidentiality agreement dated as of January 31, 2008, as amended and supplemented on August 5, 2008 (as it may be amended from time to time, the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms. Each of Seller and Hanover and their respective directors, officers, employees, Affiliates, controlling Persons, representatives or agents shall hold all information received from the other party in connection with this Agreement and the transactions contemplated hereby in confidence in accordance with the terms of the Confidentiality Agreement.

        Section 5.2    Public Disclosure.    Except as required by Law (including federal and state securities Laws) or by the rules and regulations of any national securities exchange, no party to this Agreement shall issue or cause the publication of any press release or other public announcement or disclosure to any third party of the terms or conditions of this Agreement unless approved by Hanover and Seller prior to any such release, announcement or disclosure; provided that in all instances, Hanover and Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement. The initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by Hanover and Seller.

        Section 5.3    Expenses.    All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement (including costs of consultants and representatives) shall be borne by the party incurring such costs and expenses, except that Hanover will reimburse Seller for fees and disbursements of legal counsel engaged by Seller in connection with the transactions contemplated by this Agreement up to a maximum amount of $15,000 in the aggregate, whether or not the Closing occurs. Simultaneously with the execution and delivery of this Agreement and subject to the foregoing limitation, Hanover will reimburse Seller for all such fees and disbursements incurred as of the date hereof. Any additional fees and disbursements to be reimbursed hereunder, subject to the $15,000 aggregate maximum, shall be paid to Seller on the earlier to occur of (a) the Closing of the Merger and (b) the fifth day after receipt of notice from Seller delivered after the termination of this Agreement in accordance with its terms, setting forth the amount thereof.

        Section 5.4    Standstill.    From the date hereof until the earlier to occur of (i) the Merger Effective Time, (ii) the public announcement of the valid termination of the Merger Agreement, (iii) the Merger Agreement is validly terminated or (iv) the termination of this Agreement in accordance with its terms (the "Standstill Period"), neither the Seller nor any of its Affiliates will, directly or indirectly, unless invited to do so (on an unsolicited basis) by the Board of Directors of Hanover in writing or otherwise expressly permitted hereunder: (i) acquire, offer or propose to acquire, or agree or seek to acquire, by purchase or otherwise, any securities or direct or indirect rights or options to acquire any securities of Hanover or any Subsidiary thereof, or of any successor to or person in control of Hanover, or any assets of Hanover or any Subsidiary or division thereof or of any such successor or controlling person; (ii) enter into or agree, offer, propose or seek (whether publicly or otherwise) to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to all or part of Hanover or any of its Subsidiaries or any acquisition transaction for all or part of the assets of Hanover or any Subsidiary of Hanover or any of their respective businesses; (iii) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are defined under Regulation 14A under the Exchange Act, disregarding clause (iv) of Rule 14a-1(1)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b)) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of Hanover or any of its Subsidiaries; (iv) call or seek to call a meeting of the stockholders of Hanover or any of its

Annex F-9

Subsidiaries, nominate any person for election as a director of Hanover or initiate any shareholder proposal for action by stockholders of Hanover or any of its Subsidiaries; (v) bring any action or otherwise act to contest the validity of this agreement or seek a release of the restrictions contained herein; (vi) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of Hanover or any of its Subsidiaries; (vii) seek, propose or otherwise act alone or in concert with others to influence or control the management, board of directors or policies of Hanover or any of its Subsidiaries; (viii) enter into any discussions, negotiations, arrangements or understandings with any other person with respect to any of the foregoing activities or propose any of such activities to any other person; (ix) advise, assist, encourage, act as a financing source for or otherwise invest in any other person in connection with any of the foregoing activities; or (x) disclose any intention, plan or arrangement inconsistent with any of the foregoing. The Seller will promptly advise Hanover of any inquiry or proposal made to the Seller with respect to any of the foregoing, including the terms thereof and the identity of any party making any such inquiry or proposal. During the Standstill Period, neither the Seller nor any of its Affiliates will, directly or indirectly: (a) request Hanover or its Representatives to (1) amend or waive any provision of this paragraph (including this sentence) or (2) otherwise consent to any action inconsistent with any provision of this paragraph (including this sentence); or (b) take any initiative with respect to Hanover or any of its Subsidiaries which could require Hanover to make a public announcement regarding (1) such initiative, (2) any of the activities referred to in the second preceding sentence or (3) the possibility of the Seller or any other person acquiring control of Hanover other than pursuant to the Merger, whether by means of a business combination or otherwise. Notwithstanding the foregoing, nothing in this Section 5.4 shall prevent the Seller from (i) voting any shares of Common Stock held or beneficially owned by Seller in favor of the Merger, the Merger Agreement and the transactions contemplated thereby at any meeting of the stockholders of Hanover (including any adjournment or postponement thereof) and (ii) receiving consideration, if any (including, if and to the extent applicable, shares of Surviving Corporation Common Stock), in exchange for shares of Common Stock held by Seller in an amount and to the extent specifically provided therefor in the Merger Agreement. For the avoidance of doubt, the terms "securities" and "voting securities" of Hanover as used in this Section 5.4 shall include, without limitation, the Common Stock.

        Section 5.5    Amster Agreement.    Hanover will not, without Seller's prior written consent, amend, modify or supplement the Amster Agreement to increase the amount of cash or number of shares of common stock of Hanover payable for preferred securities thereunder; provided, that, to the extent that any increase in the number of shares of common stock of Hanover payable by Hanover under the Amster Agreement is solely attributable to any split, combination, reclassification or similar transaction in respect of the common stock of Hanover, such increase shall not be an increase in the amount of shares of common stock of Hanover payable thereunder for purposes of this Section 5.5.

        Section 5.6    Waiver of Events of Default.    Seller shall use its commercially reasonable efforts to cause the Trustees and the Note Trustee to, until the earliest to occur of (i) the Closing, (ii) the termination of this Agreement in accordance with its terms or (iii) the valid termination of the Merger Agreement, waive any Event of Default (including any Note Event of Default that must be waived by the Note Trustee) and to refrain from accelerating any of Hanover's obligations under the Trust Agreement or the Indenture, including, without limitation, by providing written instructions to the Trustees and the Note Trustee, in a form reasonably acceptable to Hanover, in advance of any anticipated Event of Default identified to Seller by Hanover in writing, instructing the relevant Trustees and the Note Trustee to waive such Event of Default and to refrain from accelerating any of Hanover's obligations under the Trust Agreement and the Indenture and, in the case of any written instruction to any of the Trustees, to instruct the Note Trustee to so waive and refrain; provided that any such waiver may be limited to the duration of Seller's obligation to use such commercially reasonable efforts hereunder.

Annex F-10

        Section 5.7    Reasonable Efforts and Further Assurances.    Subject to the limitations set forth elsewhere in this Agreement and to applicable Law, and provided that nothing herein shall require any party to waive any of the conditions set forth in Article VI, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, and to assist and cooperate with the other party hereto in doing, as promptly as practicable, all things necessary, proper or advisable under applicable Laws to (a) consummate and make effective the Exchange and the other transactions contemplated by this Agreement and (b) cause the Closing to take place at the time and place contemplated hereby. If at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional instruments, the proper officers and directors of each party to this Agreement shall take all such necessary action.

        Section 5.8    Termination of the Merger Agreement.    Hanover will give Seller prompt written notice of any termination of the Merger Agreement.

ARTICLE VI

CONDITIONS TO CLOSING

        Section 6.1    Conditions to Each Party's Obligations.    The respective obligations of each party to this Agreement to consummate the Exchange and other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of each of the conditions set forth in this Section 6.1:

          (a)    No Injunctions or Restraints; Illegality.    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Authority of competent jurisdiction or other Law or legal restraint or prohibition preventing or making illegal the consummation of the transactions contemplated by this Agreement and the Merger Agreement shall be in effect; provided, however, that the parties hereto shall use their reasonable best efforts to have any such injunction, order, restraint or prohibition vacated.

          (b)    Regulatory Approvals.    All consents, approvals and authorizations of any Governmental Authority required by Law for the consummation of the transactions contemplated by this Agreement shall have been obtained and be in full force and effect at the Closing, except those consents, approvals and authorizations the failure of which to obtain would not, individually or in the aggregate, reasonably be expected to materially impair or delay either party's ability to perform each of its obligations hereunder and to consummate the transactions contemplated hereby.

          (c)    The Merger.    Each of the conditions set forth in Article 8 of the Merger Agreement shall have been satisfied or waived (except for those conditions that, by the express terms thereof, are not capable of being satisfied until the Effective Time, but subject to the satisfaction or waiver of those conditions).

          (d)    The closing of the transactions contemplated by the Amster Agreement shall have occurred or shall occur simultaneously with the Closing hereunder.

        Section 6.2    Additional Conditions to Obligations of Hanover.    The obligation of Hanover to consummate the Exchange and each of the other transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Closing Date of each of the conditions set forth in this Section 6.2, any of which may be waived, in writing, by Hanover:

          (a)    Representations and Warranties.    The representations and warranties of Seller in Article IV hereof shall be true and correct in all material respects on the date of this Agreement and at the Closing Date as if made on and as of the Closing Date, except to the extent such

Annex F-11

  representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date.

          (b)    Performance.    Seller shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or before the Closing pursuant to the terms hereof.

        Section 6.3    Additional Conditions to Obligations of Seller.    The obligations of Seller to consummate the Exchange and each of the other transactions contemplated hereby shall be subject to the satisfaction or waiver at or prior to the Closing Date of each of the conditions set forth in this Section 6.3, any of which may be waived, in writing, by Seller:

          (a)    Representations and Warranties.    The representations and warranties of Hanover in Article III hereof shall be true and correct in all material respects on the date of this Agreement and at the Closing Date as if made on and as of the Closing Date, except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date.

          (b)    Performance.    Hanover shall have performed and complied with in all material respects each agreement, covenant and obligation required by this Agreement to be so performed or complied with by it at or before the Closing pursuant to the terms hereof.

ARTICLE VII

TERMINATION

        Section 7.1    Termination.    Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time prior to the Closing Date:

          (a)    by mutual written consent of Hanover and Seller;

          (b)    by Hanover, if there has been a material violation or breach by the Seller of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of Hanover impossible, and such violation or breach has not been cured by Seller within twenty (20) days after Hanover delivers to Seller a written notice of such violation or breach;

          (c)    by Seller, if there has been a material violation or breach by Hanover of any covenant, agreement, representation or warranty contained in this Agreement which has rendered the satisfaction of any condition to the obligations of Seller impossible, and such violation or breach has not been cured by Hanover within twenty (20) days after the Seller delivers to Hanover a written notice of such violation or breach;

          (d)    by either party, if there has been a valid termination of the Merger Agreement; and

          (e)    by Seller if the Closing has not occurred on or before March 1, 2009.

        Section 7.2    Procedure and Effect of Termination.    In the event of termination of this Agreement and abandonment of the transactions contemplated hereby by the parties hereto pursuant to Section 7.1 hereof, written notice thereof shall be given by the party so terminating to the other party and this Agreement shall forthwith terminate and shall become null and void and of no further effect, and the transactions contemplated hereby shall be abandoned without further action by Hanover and Seller; provided, however, that the last sentence of Section 2.1 and all of Sections 5.1, 5.2 and 5.3, this Section 7.2 and Article VIII shall survive termination of this Agreement. Notwithstanding anything to

Annex F-12

the contrary herein, no termination of this Agreement shall require Seller to return the Initial Payment. If this Agreement is terminated pursuant to Section 7.1 hereof:

          (a)    Hanover shall redeliver, or cause to be redelivered, all documents, work papers and other materials of Seller relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same, and all confidential information received by Hanover or its directors, officers, employees, Affiliates, controlling Persons, representatives or agents with respect to Seller, shall be treated in accordance with the Confidentiality Agreement;

          (b)    Seller shall redeliver, or cause to be redelivered, all documents, work papers and other materials of Hanover and any other party to the Merger Agreement and the Confidentiality Agreement relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the party furnishing the same, and all confidential information received by Seller or its directors, officers, employees, Affiliates, controlling Persons, representatives or agents with respect to Hanover, shall be treated in accordance with the Confidentiality Agreement; and

          (c)    all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the agency or other Person to which they were made or amended so to reflect the termination hereof.

ARTICLE VIII

MISCELLANEOUS

        Section 8.1    Notices.    Any notices, demands, requests, consents or approvals required or permitted by this Agreement must be in writing and addressed to either party at the address set forth below, or at such other address as either party may designate from time to time in writing in accordance with this Section:

  If to Hanover, to:

    Hanover Capital Mortgage Holdings, Inc.
    200 Metroplex Drive, Suite 100
    Edison, New Jersey 08817
    Attention: General Counsel
    Facsimile: (732) 548-0286

  with a copy (which shall not constitute effective notice) to:

    Thacher Proffitt & Wood LLP
    Two World Financial Center
    New York, New York 10281
    Attention: Mark I. Sokolow
    Facsimile: (212) 912-7751

    Simpson Thacher & Bartlett LLP
    425 Lexington Avenue
    New York, New York 10017
    Attention: Peter J. Gordon, Esq.
    Facsimile: (212) 455-2502

Annex F-13

  If to Seller:

    Taberna Preferred Funding I, Ltd.
    c/o Taberna Capital Management, LLC
    450 Park Avenue, 11th Floor
    New York, New York 10022
    Attention: Raphael Licht
    Facsimile: (212) 735-1499

  With a copy (which shall not constitute effective notice) to:

    Polsinelli Shalton Flanigan Suelthaus PC
    Seven Penn Plaza, Suite 600
    New York, New York 10001
    Attention: Robert F. McDonough, Esq.
    Facsimile: (212) 684-0197

        Notice is deemed given (a) when delivered, if delivered personally to the recipient, (b) when sent, if sent by facsimile with a copy of such facsimile sent to the recipient by reputable overnight courier service (charges prepaid) on the same day, (c) upon receipt, when mailed by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after being sent to the recipient, if sent by reputable overnight courier service (charges prepaid).

        Section 8.2    Non-Survival of Representations and Warranties.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Closing (including, without limitation, the release set forth in Section 2.5 hereof) and then only to such extent. The Confidentiality Agreement shall survive the execution and delivery of this Agreement and any termination of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any party or its representatives thereunder or hereunder.

        Section 8.3    Interpretation.    When a reference is made to an Article, Section, Schedule or Exhibit, such reference shall be to an Article, Section, Schedule or Exhibit of or to this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

        Section 8.4    Amendments, Modification and Waiver.    This Agreement, and the terms and provisions hereof, may not be modified, waived or amended except by an instrument or instruments in writing signed by the party or parties against whom enforcement of any such modification or amendment is sought (or, in the case of a waiver, by the intended beneficiary or beneficiaries of the waived term or provision).

        Section 8.5    Successors and Assigns; Binding Effect.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including, without limitation, by operation of law, by any party hereto without the prior written consent of the other party hereto. Subject to the preceding sentence and notwithstanding anything to the contrary, this Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

        Section 8.6    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed therein.

Annex F-14

        Section 8.7    Jurisdiction; Forum.

          (a)    Each Party irrevocably submits to the jurisdiction, including the personal jurisdiction, of (i) any New York State court sitting in New York County, and (ii) any Federal court of the United States sitting in New York County in the State of New York, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby. Each Party agrees to commence any suit, action or proceeding relating hereto only in any Federal court of the United States sitting in New York County in the State of New York or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in any New York State court sitting in New York County. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) any New York State court sitting in New York County, and (ii) any Federal court of the United States sitting in New York County in the State of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each Party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 8.7 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 8.7 shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 8.7. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          (B)    EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.

        Section 8.8    Severability.    If any provision of this Agreement or the application of any such provision to any person or circumstance shall be declared to be invalid, unenforceable or void, such declaration shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties hereto that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

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        Section 8.9    Third Party Beneficiaries.    Except as expressly set forth in Section 2.5 with respect to the Released Parties, nothing in this Agreement, express or implied, is intended or shall be construed to create any third party beneficiaries.

        Section 8.10    Entire Agreement.    This Agreement and the Confidentiality Agreement, including any exhibits or schedules to such agreements, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all other prior agreements or understandings, both written and oral, between the parties or any of them with respect to the subject matter hereof. The only representations and warranties made by the parties hereto with respect to the subject matter hereof are the representations and warranties contained in or made pursuant to this Agreement.

        Section 8.11    Counterparts; Facsimile Delivery.    This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine, telecopier or electronic mail (including in PDF format) is to be treated as an original document. The signature of any party thereon, for purposes hereof, shall be considered as an original signature, and the document transmitted shall be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile, telecopy or scanned document shall be re-executed in original form by the parties who executed the facsimile, telecopy or scanned document. No party may raise the use of a facsimile machine, telecopier or electronic mail or the fact that any signature was transmitted through the use of a facsimile, telecopier or electronic mail as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this Agreement.

        Section 8.12    Specific Performance.    Each of the Seller and Hanover agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court located in the State of New York. Except for the foregoing remedies of injunction and specific performance, the right not to close in the event that the conditions to closing are not satisfied and the termination rights set forth in this Agreement, the parties hereto agree that they shall have no rights or claims against one another for breaches of this Agreement except in the case of fraud or any willful and material breach by a party of any covenant or other agreement included in this Agreement.

[remainder of page intentionally left blank]

Annex F-16

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date and year first above written.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:	/s/ JOHN A. BURCHETT
Name: John A. Burchett Title: Chairman and Chief Executive Officer
TABERNA PREFERRED FUNDING I, LTD.
By:	Taberna Capital Management, LLC
By:	/s/ HOWARD D. ALTSCHUL
Name: Howard D. Altschul Title: Managing Director

Annex F-17

 Exhibit A

FORM OF

RELEASE AND WAIVER

        Release and Waiver (the "Release"), dated as of            , 200  , between Hanover Capital Mortgage Holdings, Inc., a Maryland corporation ("Hanover"), and Taberna Preferred Funding I, Ltd. ("Seller"). Reference is made to the Amended and Restated Trust Agreement among Hanover, JPMorgan Chase Bank, N.A., as property trustee (the "Property Trustee"), Chase Bank USA, N.A., as Delaware trustee (the "Delaware Trustee"), and the administrative trustees named therein (the "Administrative Trustees"), dated as of March 15, 2005 (the "Trust Agreement", and such beneficial interests in the Trust, the "Preferred Securities"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Trust Agreement.

        WHEREAS pursuant to an Exchange Agreement, dated as of September 30, 2008 (the "Exchange Agreement"), Seller, has agreed to sell, transfer, assign, convey and deliver to Hanover, and Hanover has agreed to acquire from Seller, all of the Preferred Securities owned by Seller free and clear of all Liens (the "Seller's Preferred Securities") in exchange for an aggregate cash payment by Hanover of $2,250,000 (the "Exchange");

        WHEREAS pursuant to the Exchange Agreement, at and as of the closing of the Exchange, each of Hanover and Seller have agreed to deliver an executed copy of this Release to the other party hereto and to the Trustees and the Note Trustee;

        NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and upon the terms set forth in this Release:

ARTICLE I—Mutual Release

        Section 1.1    Hanover Release.    As of the date hereof, Hanover and its officers, directors, employees, attorneys, agents, heirs, executors, administrators, parents, subsidiaries, affiliates, successors and assigns (collectively, "Hanover Releasor") unconditionally and irrevocably forever release and discharge Seller and its respective officers, directors, employees, attorneys, agents, representatives, heirs, executors, administrators, direct and indirect parents, subsidiaries, affiliates, predecessors, successors and assigns (collectively, "Seller Releasee") from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law or equity, whether known or unknown ("Claims"), against the Seller Releasee the Hanover Releasor ever had, now has or hereafter can, shall or may have from the beginning of time arising out of or in connection with the Trust Agreement, Indenture or the Seller's Preferred Securities, whether arising in equity or pursuant to any law, rule or regulation, including any Claims of which Hanover Releasor is not aware or does not suspect to exist as of the date on which Hanover Releasor signs this Release; and

        Section 1.2    Seller Release.    As of the date hereof, Seller and its officers, directors, employees, attorneys, agents, heirs, executors, administrators, parents, subsidiaries, affiliates, successors and assigns (collectively, "Seller Releasor") unconditionally and irrevocably forever release and discharge Hanover and its respective officers, directors, employees, attorneys, agents, representatives, heirs, executors, administrators, direct and indirect parents, subsidiaries, affiliates, predecessors, successors and assigns (collectively, "Hanover Releasee" and together with the Seller Releasee, the "Released Parties") from all Claims, against the Hanover Releasee the Seller Releasor ever had, now has or hereafter can, shall or may have from the beginning of time arising out of or in connection with the Trust Agreement, Indenture or the Seller's Preferred Securities, whether arising in equity or pursuant to any law, rule or

Annex F-18

regulation, including any Claims of which Seller Releasor is not aware or does not suspect to exist as of the date on which Seller Releasor signs this Release.

ARTICLE II—MISCELLANEOUS

        Section 2.1    Successors and Assigns; Binding Effect.    This Release shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

        Section 2.2    Governing Law.    This Release shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed therein.

        Section 2.3    Counterparts; Facsimile Delivery.    This Release may be signed in any number of counterparts, each of which shall be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. For purposes of this Release, a document (or signature page thereto) signed and transmitted by facsimile machine, telecopier or electronic mail (including in PDF format) is to be treated as an original document. The signature of any party thereon, for purposes hereof, shall be considered as an original signature, and the document transmitted shall be considered to have the same binding effect as an original signature on an original document. At the request of any party, any facsimile, telecopy or scanned document shall be re-executed in original form by the parties who executed the facsimile, telecopy or scanned document. No party may raise the use of a facsimile machine, telecopier or electronic mail or the fact that any signature was transmitted through the use of a facsimile, telecopier or electronic mail as a defense to the enforcement of this Release.

[Signature Page Immediately Follows]

Annex F-19

        IN WITNESS WHEREOF, the parties hereto have caused this Release to be duly executed by their respective authorized officers as of the date and year first above written.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC.
By:
Name: Title:
TABERNA PREFERRED FUNDING I, LTD.
By:	Taberna Capital Management, LLC
By:
Name: Title:

Annex F-20

 EXHIBIT B

EXCHANGE AGREEMENT WITH THE AMSTER PARTIES

(see Annex E)

Annex F-21

 Annex G

AMENDMENT NO. 1
HANOVER CAPITAL MORTGAGE HOLDINGS, INC. 1999 EQUITY INCENTIVE PLAN	DRAFT DATE: 10/31/08
Adopted Effective as of	APPROVAL DATE:

AMENDMENT

Article 5.1 of the Hanover Capital Mortgage Holdings, Inc. 1999 Equity Incentive Plan (the "Plan") shall be amended, effective as the date the Stockholders approve this amendment, to read in its entirety as follows:

    Article 5.1    Number of Shares Under Plan.    Subject to Section 8.12, Awards may be granted under the Plan in respect of up to 3,000,000 of the shares. Shares issued under the Plan may consist in whole or in part of the authorized but unissued Shares or Treasury Shares.

Annex G-1

 Annex H

VOTING AGREEMENT

        VOTING AGREEMENT, dated as of September 29, 2008 (this "Agreement"), among Walter Industries, Inc., a Delaware corporation ("Walter"), JWH Holding Company, LLC, a Delaware limited liability company ("JWH"), and each of the stockholders of Hanover Capital Mortgage Holdings, Inc., a Maryland corporation ("Hanover"), signatory hereto (each, a "Stockholder" and, collectively, the "Stockholders"), and, solely for the purposes of Section 5.2 hereof, Hanover.

W I T N E S S E T H:

        WHEREAS, concurrently with the execution of this Agreement, Walter, JWH, and Hanover are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the "Merger Agreement") pursuant to which, among other things, JWH will merge into Hanover (the "Merger"), the separate existence of JWH shall cease and Hanover shall continue as the surviving corporation (the "Surviving Corporation") and, except as otherwise provided in the Merger Agreement, shares of common stock of Hanover, par value $0.01 per share (the "Common Stock"), issued and outstanding immediately prior to the Effective Time shall be combined into fully paid and non-assessable shares of common stock of the Surviving Corporation, par value $0.01 per share (the "Surviving Corporation Common Stock"), at the rate specified in the Merger Agreement.

        WHEREAS, as a condition and inducement to Walter and JWH entering into the Merger Agreement, Walter and JWH have required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement and perform the covenants and obligations with respect to the Covered Shares (as hereinafter defined) set forth herein.

        NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

GENERAL

        1.1.    Defined Terms.    The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

        "Beneficial Ownership" by a Person of any securities includes ownership by any Person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term "beneficial ownership" as defined in Rule 13d-3 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended; provided that for purposes of determining Beneficial Ownership, a Person shall be deemed to be the Beneficial Owner of any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms "Beneficially Own" and "Beneficially Owned" shall have a correlative meaning.

Annex H-1

        "Covered Shares" means, with respect to each Stockholder, such Stockholder's Existing Shares, together with any shares of Common Stock or other voting stock of Hanover and any securities convertible into or exercisable or exchangeable for shares of Common Stock or other voting stock of Hanover, in each case that such Stockholder acquires Beneficial Ownership of on or after the date hereof.

        "Encumbrance" means any security interest, pledge, mortgage, lien (statutory or other), charge, option to purchase, lease or other right to acquire any interest or any claim, restriction, covenant, title defect, hypothecation, assignment, deposit arrangement or other encumbrance of any kind or any preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement).

        "Existing Shares" means, with respect to each Stockholder, any shares of Common Stock Beneficially Owned or owned of record by such Stockholder.

        "Person" means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity, or any group comprised of two or more of the foregoing.

        "Representatives" means the officers, directors, employees, agents, advisors and Affiliates of a Person.

        "Transfer" means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, Encumbrance, hypothecation or similar disposition of (by merger, by testamentary disposition, by operation of law or otherwise).

ARTICLE II

VOTING

        2.1.    Agreement to Vote.    At the Hanover Stockholders Meeting or any other meeting of the Hanover Stockholders, however called, including any adjournment or postponement thereof, or in connection with any written consent of the Hanover Stockholders, each Stockholder shall, in each case to the fullest extent that such Stockholder's Covered Shares are entitled to vote thereon or consent thereto:

          (a)    appear at each such meeting or otherwise cause the Covered Shares to be duly counted as present thereat for purposes of calculating a quorum; and

          (b)    vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of such Stockholder's Covered Shares (i) in favor of proposals to approve (w) the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement, including the amendment and restatement of the Charter as set forth in the Amended and Restated Charter and the Merger Share Issuance, (x) the Exchange Share Issuance, (y) the Plan Amendment and (z) any other action reasonably requested by Walter in furtherance of any of the foregoing; (ii) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Hanover contained in the Merger Agreement, or of any Stockholder contained in this Agreement; and (iii) against any Hanover Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this

Annex H-2

  Agreement or the performance by such Stockholder of its obligations under this Agreement, including, without limitation: (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Hanover or its Subsidiaries (other than the Merger); (B) a sale, lease or transfer of a material amount of assets of Hanover or any of its Subsidiaries or a reorganization, recapitalization or liquidation of Hanover or any of its Subsidiaries except as contemplated by the Merger Agreement; (C) an election of new members to the board of directors of Hanover, other than nominees for election as directors of Hanover who are serving as directors of Hanover on the date of this Agreement, who are nominated by Hanover's Board of Directors or who are expressly contemplated by the Merger Agreement in connection with the consummation of the Merger; (D) any material change in the present capitalization or dividend policy of Hanover or any amendment or other change to Hanover's charter or Bylaws, except as specified in the Amended and Restated Charter and the Amended and Restated Bylaws or if approved by Walter in writing; or (E) any other material change in Hanover's corporate structure or business except as contemplated by the Merger Agreement.

        2.2.    No Inconsistent Agreements.    Each Stockholder hereby represents, warrants, covenants and agrees that, except for this Agreement, such Stockholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to such Stockholder's Covered Shares and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to such Stockholder's Covered Shares that is inconsistent with this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

        3.1.    Representations and Warranties of the Stockholders.    Each Stockholder hereby severally, and not jointly, represents and warrants to Walter and JWH as follows:

          (a)    Organization; Authorization; Validity of Agreement; Necessary Action.    Such Stockholder has the legal capacity and all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Stockholder and, assuming this Agreement constitutes a valid and binding obligation of Walter and JWH, constitutes a valid and binding obligation of such Stockholder, enforceable against it in accordance with its terms, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court of equity, and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

          (b)    Ownership.    Such Stockholder Beneficially Owns or is the record holder of the number of Existing Shares set forth below its name on the signature page hereto, and such Stockholder's Existing Shares are, and all of such Stockholder's Covered Shares owned from the date hereof through and on the Closing Date will be, Beneficially Owned or owned of record by such Stockholder. Such Stockholder has good and marketable title to such Stockholder's Existing Shares, free and clear of any Encumbrances. As of the date hereof, such Stockholder's Existing Shares constitute all of the shares of Common Stock Beneficially Owned or owned of record by such Stockholder. Such Stockholder has and will have at all times through the Closing Date sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Article II hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Stockholder's Existing Shares and with respect to all of the Covered Shares owned of record or Beneficially Owned by such Stockholder at all times through the Closing Date.

Annex H-3

 ARTICLE IV

OTHER COVENANTS

        4.1.    Prohibition on Transfers, Other Actions.    Each Stockholder shall not, subject to the continuation of any Encumbrances on Covered Shares existing as of the date hereof, (i) Transfer any of such Stockholder's Covered Shares or any interest therein, except, in the case of individual stockholders, for Transfers to charities, charitable trusts or other charitable organizations under Section 501(c)(3) of the Internal Revenue Code, lineal trust or other entity for the benefit of one or more of the foregoing persons, provided that the transferee agrees to be bound by the terms of this Voting Agreement, (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or would reasonably be expected to violate or conflict with, or result in or give rise to a violation of or conflict with, any of such Stockholder's representations, warranties, covenants and obligations under this Agreement or (iii) take any action that could restrict or otherwise affect such Stockholder's legal power, authority or right to comply with and perform any of such Stockholder's covenants and obligations under this Agreement.

        4.2.    Stock Dividends, etc.    In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms "Existing Shares" and "Covered Shares" shall be deemed to refer to and include such shares as well as any and all securities into which or for which any or all of such shares may be changed or exchanged or which are issued or received in such transaction.

        4.3.    Further Assurances.    From time to time, at Walter's request and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement.

ARTICLE V

MISCELLANEOUS

        5.1.    Termination.    This Agreement shall terminate and be of no further force or effect upon the earlier to occur of (i) the Closing, (ii) the date of termination of the Merger Agreement in accordance with its terms and (iii) solely with respect to Amster Trading Company or Ramat Securities LTD, the date of termination of the Exchange Agreement by and among Hanover, Amster Trading Company and Ramat Securities LTD, dated as of the date hereof, in accordance with its terms. Nothing in this Section 5.1 shall relieve or otherwise limit any party of liability for willful breach of this Agreement.

        5.2.    Stop Transfer Order.    In furtherance of this Agreement, each Stockholder hereby authorizes and instructs Hanover to instruct its transfer agent to enter a stop transfer order with respect to all of such Stockholder's Covered Shares. As promptly as practicable after the date of this Agreement Hanover shall give such stop transfer instructions to the transfer agent for the Common Stock. Notwithstanding the foregoing, and without limiting the obligations of the Stockholders pursuant to Section 4.1 hereof, to the extent that Hanover or its transfer agent determines that entry or enforcement of any stop transfer order is not reasonably practicable in respect of Covered Shares that are registered on behalf of any Stockholder in street name, Hanover shall not be required to instruct its transfer agent to enter any such stop transfer order in respect of such street name registered Covered Shares.

        5.3.    No Ownership Interest.    Nothing contained in this Agreement shall be deemed to vest in Walter or JWH any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the applicable Stockholder, and neither Walter nor JWH shall

Annex H-4

have any authority to direct any Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise expressly provided herein.

        5.4.    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (upon telephonic confirmation of receipt), on the first Business Day following the date of dispatch if delivered by a recognized next day courier service or on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, post prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

          (a)    if to Walter to:

      Walter Industries, Inc.
      4211 W. Boy Scout Boulevard, 10th Floor
      Tampa, Florida 33607-5724
      Attention: General Counsel
      Facsimile: (813) 871-4430

      with a copy to:

      Simpson Thacher & Bartlett LLP
      425 Lexington Avenue
      New York, New York 10017
      Attention: Peter J. Gordon, Esq.
      Facsimile: (212) 455-2502

          (b)    if to Hanover (for purposes of Section 5.2) to:

      Hanover Capital Mortgage Holdings, Inc.
      200 Metroplex Drive
      Edison, New Jersey 08817
      Attention: General Counsel
      Facsimile: (732) 548-0286

      with a copy to:

      Thacher Proffitt & Wood LLP
      Two World Financial Center
      New York, New York 10281
      Attention: Mark I. Sokolow, Esq.
      Facsimile: (212) 912-7751

          (c)    if to any Stockholder, then at the address set forth below its name on the signature page hereto.

        5.5.    Interpretation.    The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        5.6.    Counterparts.    This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts

Annex H-5

have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        5.7.    Entire Agreement.    This Agreement and, to the extent referenced herein, the Merger Agreement, together with the Transaction Agreements and the several agreements and other documents and instruments referred to herein or therein or annexed hereto or thereto, constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

        5.8.    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

          (a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, without regard to conflicts of laws principles. Each party irrevocably consents to and submits to the jurisdiction, including the personal jurisdiction, of (i) any Maryland State court and (ii) any Federal court of the United States sitting in the State of Maryland, solely for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby. Each party agrees to commence any suit, action or proceeding relating hereto only in any Federal court of the United States sitting in the State of Maryland or, if such suit, action or other proceeding may not be brought in such court for reasons of subject matter jurisdiction, in any Maryland State court. Each party irrevocably and unconditionally waives any objection to the laying of venue of any suit, action or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby in (i) any Maryland State court, and (ii) any Federal court of the United States sitting in the State of Maryland, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Each party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by registered mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 5.8 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 5.8 shall not constitute a general consent to service of process in the State of Maryland and shall have no effect for any purpose except as provided in this Section 5.8. The parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

          (b)    Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or related to this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (I) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (II) each party understands and has considered the implications of this waiver, (III) each party makes this waiver voluntarily and (IV) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 5.8.

        5.9.    Amendment; Waiver.    This Agreement may not be amended except by an instrument in writing signed by Walter and, to the extent such amendment relates to a Stockholder, such Stockholder, provided that any amendment to Section 5.2 shall also require the written consent of Hanover. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to the other parties hereto.

Annex H-6

        5.10.    Remedies.    (a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that any covenant or agreement in this Agreement is not performed in accordance with its terms, and it is therefore agreed that, in addition to and without limiting any other remedy or right it may have, the non-breaching party shall have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically the terms and provisions hereof. Each party hereto shall not oppose the granting of such relief in the event a court determines that such a breach has occurred and shall waive any requirement for the securing or posting of any bond in connection with such remedy.

          (b)    All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

        5.11.    Severability.    If any provision of this Agreement or the application of any such provision to any person or circumstance shall be declared to be invalid, unenforceable or void, such declaration shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties hereto that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

        5.12.    Successors and Assigns; Third Party Beneficiaries.    Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part (by operation of law or otherwise), by any party without the prior written consent of Walter and the Stockholders. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

[Remainder of this page intentionally left blank]

Annex H-7

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

WALTER INDUSTRIES, INC.
By:	/s/ VICTOR P. PATRICK
Name: Victor P. Patrick
Title: Vice Chairman

JWH HOLDING COMPANY, LLC
By:	/s/ MARK J. O'BRIEN
Name: Mark J. O'Brien
Title: President and Chief Executive Officer

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. (solely for purposes of Section 5.2)
By:	/s/ JOHN A. BURCHETT
Name: John A. Burchett
Title: Chief Executive Officer and President

Annex H-8

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed (where applicable, by their respective officers or other authorized Person thereunto duly authorized) as of the date first written above.

John A. Burchett 200 Metroplex Drive, Suite 100 Edison, New Jersey 08817 Existing Shares: 645,185

/s/ JOHN A. BURCHETT Name: John A. Burchett
Irma N. Tavares 200 Metroplex Drive, Suite 100 Edison, New Jersey 08817 Existing Shares: 225,487

/s/ IRMA N. TAVARES Name: Irma N. Tavares
Amster Trading Company 23811 Chagrin Blvd. #200 Beachwood, Ohio 44122 Existing Shares: 500
By:	/s/ HOWARD AMSTER
Name: Howard Amster
Title: President
Ramat Securities, LTD 23811 Chagrin Blvd. #200 Beachwood, Ohio 44122 Existing Shares: 0
By:	/s/ HOWARD AMSTER
Name: Howard Amster
Title: Member

Annex H-9

 Annex I

SOFTWARE LICENSE AGREEMENT

        This SOFTWARE LICENSE AGREEMENT (the "Agreement") made and entered into this 29th day of September, 2008 ("Effective Date") by and between Hanover Capital Mortgage Holdings, Inc., a corporation duly organized and existing under the laws of the State of Maryland and having principal offices at 200 Metroplex Drive, Suite 100, Edison, New Jersey 08817 ("Hanover"), and JWH Holding Company, LLC, a limited liability company duly organized and existing under the laws of the State of Delaware and having principal offices at 4211 W. Boy Scout Boulevard, Tampa, Florida 33607 ("JWH", and together with Hanover, the "Parties" and each a "Party").

        WHEREAS, Hanover or its affiliates own or has licensed intellectual property rights to certain computer software, systems and related items; and

        WHEREAS, Hanover wishes to grant to JWH, and JWH wishes to obtain from Hanover, a perpetual license to use such software, systems and related items;

        NOW THEREFORE, in consideration of the premises and the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

SECTION 1—GRANT OF LICENSE

        1.1.    License.    Hanover, on behalf of itself and its affiliates, grants to JWH and its affiliates (together with permitted assignees pursuant to Section 7.4, the "Licensees") a perpetual, non-exclusive, non-transferable (except as permitted in Section 7.4) license under all of its applicable intellectual property rights to (i) use, copy, distribute, perform, display, digitally display and (except for the current system administration module in Asset Onsite) create derivative works, upgrades, updates, modifications, enhancements, new releases or improvements ("Modifications") to the software, systems and related items described on Exhibit A, including the Source Materials (subject to the conditions on their release to JWH in the Escrow Agreement defined in Section 1.3) and all related documentation in existence (collectively, the "Software"). Licensees may sublicense the above license to third-party contractors and consultants solely in connection with installing, testing, hosting, maintaining, supporting and creating Modifications to the Software and/or assisting Licensees' own exercise of their licensed rights, but in no event for other use by (or the independent benefit of) such non-affiliated entities.

        1.2.    Fees.

          (a)    If the merger contemplated in the Agreement and Plan of Merger dated as of the Effective Date ("Merger Agreement") among Walter Industries, Inc., JWH and Hanover is not consummated on or prior to December 31, 2008, and the Merger Agreement has not been terminated on or prior to such date, JWH shall pay to Hanover a fee of $1 million (one million dollars) for the license in Section 1.1 within 10 business days thereafter, and upon such payment the license in Section 1.1 shall be deemed fully paid-up as of December 31, 2008.

          (b)    If the Merger Agreement terminates prior to December 31, 2008 and either the Hanover Termination Fee or the Walter Termination Fee referred to in the Merger Agreement has been paid, the license in Section 1.1 shall be deemed fully paid-up as of such date of termination.

        1.3.    Source Code.    Within 30 days after the Effective Date, Hanover shall deposit with a reputable, mutually-agreed escrow agent, pursuant to that agent's standard escrow agreement (the "Escrow Agreement"), which shall contain standard release conditions and other conditions or terms agreed upon by the parties and the escrow agent, a complete and current copy of the source code and all designs, instructions and related materials sufficient to allow a reasonably skilled programmer to

Annex I-1

maintain, support and update the Software ("Source Materials"). The Escrow Agreement shall be considered "an agreement supplementary to" this Agreement (and the license in Section 1.1) for purposes of 11 U.S.C. § 365(n)(1)(B). Any fees payable to the escrow agent associated with the Escrow Agreement shall be paid by JWH. The Escrow Agreement shall provide, among other things, that the Licensees shall be granted access to the Source Materials on the earliest date of the following: (i) the date on which the merger contemplated in the Merger Agreement is consummated, (ii) December 31, 2008, or (iii) the date the Merger Agreement is terminated and either the Hanover Termination Fee or Walter Termination Fee referred to in the Merger Agreement has been paid.

SECTION 2—OWNERSHIP

        2.1.    Ownership.    JWH agrees that, as between Hanover and Licensees, Hanover is the sole and exclusive owner of all rights and intellectual property rights in the Software. Hanover agrees that, as between Hanover and Licensees, the Licensees are the sole and exclusive owner of all rights and intellectual property rights in those Modifications which are made by a Licensee and/or its agents. Each Party shall, upon the reasonable request and expense of the other Party, take further actions and execute additional documents to establish and perfect the requesting Party's above rights.

        2.2.    No Contest.    Each Party agrees not to directly or indirectly question or contest the other Party's intellectual property rights relating to the Software or Modifications, except in an Action, as that term is later defined, between the Parties. Neither Party shall contest the enforceability of this Agreement, including without limitation in any claim action, suit or proceeding ("Action").

SECTION 3—PARTIES' OBLIGATIONS

        3.1.    Delivery.    Hanover shall deliver to JWH, who shall, at its own cost (and with the assistance of third-party contractors, at its discretion), install and test the Software on Exhibit A.

        3.2.    Legends.    JWH shall not remove any copyright or other notice or legend contained or included in the Software.

        3.3.    Limitations.    Hanover is not responsible for providing JWH with any training, maintenance, support or help-desk assistance with respect to the Software, other than providing (i) the documentation already in existence and included within the Software or Source Materials and (ii) reasonable cooperation to JWH and JWH's third-party contractors in connection with their own efforts in installing, testing, maintaining and supporting the Software (provided that Hanover is not required to incur any out-of-pocket expenses in this regard and that Hanover is entitled to reasonable hourly compensation if such cooperation requires a significant time commitment). JWH must procure, at its own expense, all hardware, third-party software licenses or other third-party items necessary to operate the Software, at its own expense.

SECTION 4—WARRANTIES AND INDEMNITY

        4.1.    By Each Party.    Each Party represents and warrants to the other Party that (i) the warranting Party has the requisite corporate or company power and authority to enter into this Agreement; (ii) the warranting Party's execution, delivery and performance of this Agreement has been duly authorized by all requisite corporate or company action on its part; (iii) this Agreement has been duly executed and delivered by the warranting Party and, assuming due authorization, execution and delivery, constitutes a legal, valid and binding agreement, enforceable against the warranting Party in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors' rights and to general equity principles; and (iv) neither the execution and delivery by the warranting Party of this Agreement or compliance and performance with any of the provisions hereof results in a default (or an event that, with notice or lapse of time or both, would become a default) or gives rise to any right of termination by any third Party, cancellation,

Annex I-2

amendment or acceleration of any obligation or the loss of any benefit under, any contract binding the warranting Party.

        4.2.    Ownership/Infringement.    Hanover represents and warrants to JWH that (i) it or its affiliates own or has licensed rights to intellectual property rights in the Software sufficient to grant the license in Section 1.1; (ii) the Software as provided is fully operational, performs in material compliance with its documentation and, to Hanover's knowledge, is free of all bugs, errors, defects, viruses and other corruptants; and (iii) the use and enjoyment of the Software (as provided) by Licensees after the Effective Date in a manner consistent with past practice, to Hanover's knowledge, will not infringe or violate the rights of any person or entity.

        4.3.    Indemnity.    Each Party shall defend at its expense, hold harmless and indemnify the other Party and its affiliates and their respective directors, officers, shareholders, agents and employees against any third-party claims, losses, awards, judgments, settlements, costs, fees, expenses, liabilities and damages (including reasonable attorneys' fees and costs of suit) to the extent arising out of or relating to the indemnifying Party's breach of any representations, warranties, covenants or agreements herein.

        4.4.    Procedure.    The indemnified Party shall give prompt written notice to the indemnifying Party of any potential indemnifiable claim. The indemnifying Party shall have sole control of the defense or settlement of the claim, provided that it may not settle any claim that adversely affects the indemnified party without its prior written consent.

        4.5.    Hanover's Options.    Without limiting Hanover's obligations in Section 4.3, in the event of a potential third-party infringement claim against Licensees, Hanover shall have the option, at its expense, to (i) modify or replace all or the infringing part of the Software, provided that the Software's functionality is not materially impaired; (ii) procure for Licensees the right to continue using the infringing part of the Software; or if (i) and/or (ii) is not reasonably feasible, remove all or the infringing part of the Software, and provide reasonable compensation to JWH therefor.

SECTION 5—CONFIDENTIALITY

        5.1.    Obligations.    Each Party (a "Receiving Party") agrees to treat any confidential or proprietary information that is furnished to it or its representatives by the other Party or its representatives (a "Disclosing Party") pursuant to this Agreement, regardless of the media or form in which such information is provided, created or stored (the "Confidential Information") in confidence. "Confidential Information" shall include any information identified as such by the Disclosing Party or which by its nature the Receiving Party should reasonably recognize to be confidential or proprietary in nature. The Receiving Party shall protect the Confidential Information in the same manner in which it protects its own Confidential Information of a similar nature or value and in no event with anything less than reasonable measures. The Receiving Party shall not (i) use Confidential Information for any purpose other than in connection with this Agreement or (ii) disclose, publish, share or make available any Confidential Information to any other person or entities, other than its employees and accountants, attorneys or other professionals or providers of services (with respect to whom, other than employees or attorneys who are otherwise bound by confidentiality agreements or other obligations of confidentiality, the foregoing are made pursuant to written non-disclosure agreements which impose obligations as rigorous as those set forth herein) who "need to know" it for the Receiving Party to perform under or enjoy the benefits of this Agreement or for the operations of the Receiving Party's business.

        5.2.    Exceptions.    "Confidential Information" does not include information which (i) is already in the Receiving Party's possession, provided that such information is not known by the Receiving Party to be subject to another confidentiality agreement with or other obligation of secrecy to the Disclosing Party or another party; or (ii) becomes generally available to the public or industry other than as a

Annex I-3

result of a disclosure by the Receiving Party; (iii) becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, provided that such source is not known by the Receiving Party to be bound by a confidentiality agreement with or other obligation of secrecy to the Disclosing Party or another party; or (iv) is required to be disclosed pursuant to applicable statute, law, rule, regulation, subpoena, court order or legal process, provided that the Receiving Party shall promptly inform the Disclosing Party of any such requirement and cooperate with all attempts by the Disclosing Party to obtain a court order or similar treatment.

SECTION 6—TERM

        The term of this Agreement commences as of the Effective Date and lasts in perpetuity. Without limiting either Party's right under Section 7.11, each Party agrees that termination shall not be an available remedy for any dispute arising out of this Agreement.

SECTION 7—MISCELLANEOUS

        7.1.    Notice.    All notices hereunder shall be in writing and shall be deemed given upon (a) confirmed receipt of a facsimile transmission, (b) confirmed delivery of a standard overnight courier or when delivered by hand or (c) five business days after the date mailed by certified or registered mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other addresses for a Party as shall be specified by like notice):

    If to Hanover:

      Hanover Capital Mortgage Holdings, Inc.
      200 Metroplex Drive Suite 100 Edison, New Jersey 08817
      Attention: General Counsel
      Facsimile: (732) 548-0286

    with a copy (which shall not constitute effective notice) to:

      Thacher Proffitt & Wood LLP
      Two World Financial Center
      New York, New York 10281
      Attention: Mark I. Sokolow
      Facsimile: (866) 890-7725

    If to JWH:

      JWH Holding Company, LLC
      4211 W. Boy Scout Boulevard, 10th Floor

      Tampa, Florida 33607-5724
      Attention: General Counsel
      Facsimile: (813) 871-4430

    with a copy (which shall not constitute effective notice) to:

      Simpson Thacher & Bartlett LLP
      425 Lexington Avenue
      New York, New York 10017
      Attention: Peter J. Gordon, Esq. and Lori E. Lesser, Esq.
      Facsimile: (212) 455-2502

        7.2.    Certain Construction Rules.    The article and section headings in this Agreement are for reference purposes only and shall not affect the interpretation of this Agreement.

Annex I-4

        7.3.    Severability.    If any provision of this Agreement or the application of any such provision to any person or entity or circumstance, shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the Parties' intent and agreement that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or by substituting another provision that is legal and enforceable and that achieves the same objective.

        7.4.    Assignment; Binding Effect.    Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned by a Party (whether by operation of law or otherwise) without the prior written consent of the other Party, except (i) to an affiliate or (ii) in connection with a merger, reorganization (including in bankruptcy), change of control or sale of all or substantially all of the assets or business to which this Agreement relates. In the event of a permitted assignment hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

        7.5.    No Third Party Beneficiaries.    No person or entity (other than as specified in this Agreement) shall be deemed a third party beneficiary under or by reason of this Agreement.

        7.6.    Entire Agreement.    This Agreement constitutes the entire agreement of the Parties and supersedes all prior and contemporaneous agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. Exhibit A is expressly made a part of, and incorporated by reference into this Agreement.

        7.7.    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed therein.

        7.8.    Jurisdiction.    Each Party irrevocably submits to the jurisdiction of the state or federal courts in New York, New York for the purposes of any Action arising out of this Agreement. Each party unconditionally waives any right to a trial by jury in respect of any such action.

        7.9.    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one agreement.

        7.10.    Specific Performance.    The Parties agree that irreparable damage would occur in the event that the terms of this Agreement were materially breached. Therefore, each Party shall be entitled to seek an injunction to enjoin such breach in the courts set forth in Section 7.8.

        7.11.    Bankruptcy.    The Parties intend and agree that the license in Section 1.1 shall be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, 11 U.S.C. § 365(n), to the fullest extent permitted by law, a license to rights in "intellectual property" as that term is defined in Section 101 of the U.S. Bankruptcy Code. The Parties intend and agree that the Licensees shall retain and may fully exercise all of their rights and election under Section 365(n) of the Bankruptcy Code, if Hanover enters into bankruptcy and rejects this Agreement.

Annex I-5

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the Effective Date.

HANOVER CAPITAL MORTGAGE HOLDINGS, INC. (on behalf of itself and its affiliates)
By:	/s/ JOHN A. BURCHETT Name: John A. Burchett Title: President and Chief Executive Officer
JWH HOLDING COMPANY, LLC
By:	/s/ MARK J. O'BRIEN Name: Mark J. O'Brien Title: President and Chief Executive Officer

Annex I-6

 EXHIBIT A

Asset Manager

        Asset Manager, a companion "tape-cracker" product to Asset OnSite, permits field-to-field mapping of asset and pool data from disparate sources (e.g., Excel, MS Access, DBF, ASCII, Fixed Width and EBCDIC formats). The user interface is intuitive, mapping data elements side-by-side. The product also automates mapping of codes and other non-standard source data to standardized table values as well as arithmetic manipulation of values as it converts. Provisions for saving and re-use of mapping schemes are also provided. System architecture is Visual C++ connected to Microsoft SQL server database

Asset OnSite

        Asset OnSite is a web-based portfolio management tool that can be accessed anywhere an internet connection is available. Users can quickly analyze and stratify loan and servicing pools. Standard reports relevant to the asset type are available to analyze every aspect of a pool utilizing the populated data fields. Users can also easily create their own customized reports using multiple cross-tabs, which can be saved for later use or used only once. Custom filters can be applied to create sub-pools, which can be named and stored separately. Customized extracts allow for export to other databases. Images of loan documents can be loaded and stored adjacent to loan level data. System architecture is Microsoft ASP.NET connected to Microsoft SQL server database. The license in Section 1.1 includes both the current version of Asset OnSite and the prior version, subject to the limitation in Section 1.1 for the current version.

Busch Analytics

        Busch Analytics is a sophisticated servicing analysis tool that can be used to evaluate pools of serviced loans and generate pricing and reporting information. System architecture is Microsoft ASP and ASP.NET connected to Microsoft SQL server database

Auction Platform

        Hanover owns an auction platform, programmed by ISI (Intraprise Solutions, Inc.) that is used to control and support the sale of assets. It provides a real-time bid-ladder that enables bidders and sellers to see the bids as they are entered. The system is configured so that the seller can see the bidder's names, but the bidders can only see the bid amount. A version of this platform is currently being used by The Debt Exchange for the FDIC. System architecture is Microsoft ASP, ASP.NET and Adobe Flash connected to Microsoft SQL server database

Loan Performance Risk Surveillance System (LP RSS)

        Hanover has created a loan surveillance system to manage the loans in our bond portfolios as well as track delinquent loans. In addition to the main reporting modules, which create our monthly risk books, there are several other modules such as Delinquency tracking, Static Pool Analysis, Delinquency Trend Analysis, Disaster Monitoring and Housing Shock Analysis. The delinquency tracking modules track the delinquent loans in our securities. The application maintains a database of all delinquent loans, BPOs and comments and calculates expected losses based on state specific parameters. The static pool analysis allows a user to see historical information on a filtered set of loans. Disaster monitoring allows a user to create a disaster area and create a collateral profile report based on the disaster area. You can also shock the portfolio and see what effect a decline/increase in value may have on our losses. Access to the system is granted via a user name and password that is authenticated to a database. Each user has access to specific modules team depending upon their user roles. System

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architecture is Microsoft Access/VBA Data Project and Microsoft ASP.NET connected to Microsoft SQL server database. Reports are Microsoft Access.

Hanover Collateral Reporting System

        Reporting system for creating over-concentration reports and acts as an additional report generator for running summary stratification reports. This system also contains the filter builder which is used throughout the Reporting system and the Surveillance System (LP RSS). The system also has the ability to configure different counties for the addition of new criteria in the over-concentration reports. The system can run any of the modules off of the main LP database or the LP Bidding database. There is also a method to combine the two databases together to see what the effect would be on the current portfolio if you purchased a new bond. Access to the system is granted via a user name and password that is authenticated to the STARS database. The system also utilizes forms authentication to prevent unauthorized access. System architecture is Microsoft ASP.NET / VB.NET connected to Microsoft SQL server database. Reporting tool is Crystal Reports for .NET.

STARS

        STARS (Securities Tracking and Reporting System) is a trade ticket based securities tracking and reporting application that serves as the sub-ledger to the company's general ledger (MS Dynamics Solomon IV). The application maintains our B Bond and Agency inventory and provides numerous reporting capabilities. It runs complex accounting calculations such as repo financing, discount accretion, impairments and level yield. STARS has the ability to create transaction ledgers for batch input into our accounting system. STARS runs a roles-based security module for access to screens along with an approval system for all trades. A trade cannot become part of our inventory unless it has past all stages of approval: Trader, Management and Accounting. Access to the system is granted via a user name and password that is authenticated to a database. The system also utilizes forms authentication to prevent unauthorized access. Passwords conform to Hanover's approved password policy. System architecture is Microsoft ASP.NET / VB.NET connected to Microsoft SQL server database. Reporting tool is Crystal Reports for .NET and Microsoft Excel.

Hanover LP / Intex Vector Converter

        Used as a communication tool with our internal trading vendor systems. Creates Intex ramp files from Loan Performance Risk Model excel loss vectors. Converts AFT formatted loss arrays to Intex ramp files. Converts Loan Performance output formats to Intex ramp files. Also used to convert Intex cashflow text files to import into excel or into STARS for calculating level yield. Newest version will have an internal loss model for generating loss adjusted cash flows, similar to Intex. Access to the system is granted via a user name and password that is authenticated to the STARS database. System architecture is Microsoft VB.NET connected to Microsoft SQL server database.

HDMF Pricing Module

        The HDMF pricing module is a sophisticated cash flow generator that is used to price distressed loan pools by taking into account projected losses and servicer advances based on state specific legal guidelines. System architecture is Microsoft ASP.NET connected to Microsoft SQL server database.

Annex I-8

 INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Officers and Directors.

        The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of the registrant contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

        The charter of the registrant authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer or (b) any individual who, while a director of the registrant and at the request of the registrant, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of the company. The Bylaws of the registrant obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of the registrant and at the request of the company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The charter and Bylaws also permit the registrant to indemnify and advance expenses to any person who served a predecessor of the registrant in any of the capacities described above and to any employee or agent of the registrant or a predecessor of the registrant.

        The MGCL requires a corporation (unless its charter provides otherwise, which the registrant's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

        HCM has also entered into indemnification agreements with its directors and executive officers that obligate it to indemnify them to the maximum extent permitted under Maryland law. The agreements require HCM to indemnify the director or officer (the "indemnitee") against all judgments, penalties, fines and amounts paid in settlement and all expenses actually and reasonably incurred by the indemnitee in connection with a proceeding to which such person became subject by reason of his or her status as a present or former director or officer of HCM or any other corporation or enterprise for which such person is or was serving at HCM's request. In addition, the indemnification agreements require HCM to indemnify the indemnitee against all amounts paid in settlement and all expenses actually and reasonably incurred by the indemnitee in connection with a proceeding that is brought by or on behalf of HCM. In either case, the indemnitee is not entitled to indemnification if it is established that one of the exceptions to indemnification under Maryland law set forth above exists.

        In addition, the indemnification agreements require that with respect to any proceedings in which HCM and the indemnitee are jointly liable, HCM shall pay the entire amount and will not require the indemnitee to contribute to such payment. HCM shall also advance reasonable expenses incurred by the indemnitee within 10 days of the receipt by HCM of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by a written affirmation of the indemnitee's good faith belief that he or she has met the standard of conduct necessary for indemnification. The indemnitee shall repay the amount if is ultimately determined that the standard of conduct was not met.

        The indemnification agreements also provide for procedures for the determination of entitlement to indemnification at the choice of the indemnitee, including such determination to be made by a majority vote of the disinterested directors of HCM even if such disinterested directors constitute less than a quorum or by independent counsel in a written opinion.

Item 21    Financial Statements and Exhibits.

        (a)   Exhibits

        The exhibits filed as part of this proxy statement/prospectus are listed in the index to exhibits immediately preceding such exhibits, which index to exhibits is incorporated herein by reference.

        (b)   Financial Statements

        The financial statements of Spinco and HCM filed as part of the proxy statement/prospectus included in this registration statement are listed in the indices to the financial statements immediately preceding such financial statements, which indices to the financial statements are incorporated herein by reference.

Item 22    Undertakings

        (1)   The undersigned registrant hereby undertakes:

          (a)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the

    Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (b)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (d)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

                i.  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

               ii.  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

              iii.  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

              iv.  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (2)   The undersigned registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (3)   The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (§230.415 of this chapter), will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (4)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the undersigned registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, sult or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (5)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4 within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (6)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Edison, State of New Jersey, on November 5, 2008.

HANOVER CAPITAL MORTGAGE HOLDINGS INC.
By:	/s/ JOHN A. BURCHETT
John A. Burchett Chairment of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of John A. Burchett and Irma N. Tavares, as their true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities to execute any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratisfying and confirming all that said attorney-in-fact and agent, or either one of this or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ JOHN A. BURCHETT John A. Burchett	Chairman of the Board, President and Chief Executive Officer	November 5, 2008
/s/ HAROLD F. MCELRAFT Harold F. McElraft	Chief Financial Officer and Treasurer (Chief Accounting Officer)	November 5, 2008
/s/ IRMA N. TAVARES Irma N. Tavares	Chief Operating Officer, Managing Director and a Director	November 5, 2008
/s/ JOHN A. CLYMER John A. Clymer	Director	November 5, 2008
/s/ JOHN N. REES John N. Rees	Director	November 5, 2008
/s/ JAMES F. STONE James F. Stone	Director	November 5, 2008

 INDEX TO EXHIBITS

Exhibit No.	Note	Description
2	(1)	Amended and Restated Agreement and Plan of Merger dated as of October 28, 2008, among Registrant, Walter Industries, Inc. and JWH Holding Company, LLC.
3.1	(2)	Amended and Restated Articles of Incorporation of Registrant
3.2	(3)	Amended and Restated By-Laws of Registrant
4.1	(4)	Specimen Common Stock Certificate of Registrant
4.2	(5)	Amended and Restated Trust Agreement, dated as of March 15, 2005, among Registrant, as depositor, JPMorgan Chase Bank, National Association, as property trustee, Chase Bank USA, National Association, as Delaware trustee, the administrative trustees named therein and the holders from time to time of individual beneficial interests in the assets of the trust
4.3	(5)	Junior Subordinated Indenture, dated as of March 15, 2005, between JPMorgan Chase Bank, National Association, and Registrant
4.4	(5)	Form of Junior Subordinated Note Due 2035, issued March 15, 2005
4.5	(5)	Form of Preferred Security of Hanover Statutory Trust I, issued March 15, 2005
4.6	(6)	Amended and Restated Declaration of Trust, dated as of November 4, 2005, among Registrant, as depositor, Wilmington Trust Company, as Institutional trustee and Delaware trustee, the administrative trustees named therein and the holders from time to time of the individual beneficial interests in the asset of the trust
4.7	(6)	Junior Subordinated Indenture, dated as of November 4, 2005, between Wilmington Trust Company and Registrant.
4.8	(6)	Form of Junior Subordinated Debt Security due 2035, issued November 4, 2005
4.9	(6)	Form of Floating Rate TRUPS® Certificate issued November 4, 2005
4.10.1	(7)	Stockholder Protection Rights Agreement dated as of April 11, 2000 between Registrant and State Street Bank & Trust Company, as Rights Agent
4.10.2	(8)	Amendment to Stockholder Protection Rights Agreement effective as of September 26, 2001, among Registrant, State Street Bank and Trust Company and EquiServe Trust Company, N.A.
4.10.3	(8)	Second Amendment to Stockholder Protection Rights Agreement dated as of June 10, 2002 between Registrant and EquiServe Trust Company, N.A.
4.10.4	(13)	Third Amendment to Stockholder Protection Rights Agreement, entered into as of September 30, 2008, between Registrant and EquiServe Trust Company, N.A.
4.11	(1)	Form of Articles of Amendment and Restatement of the Charter of the Registrant
4.12	(1)	Form of Amended and Restated By Laws of the Registrant
5	(9)	Form of Opinion of Thacher Proffitt & Wood LLP as to the legality of the securities to be issued
8	(9)	Form of Opinion of Thacher Proffitt & Wood LLP regarding certain Federal income tax matters
10.1	(4)	Registration Rights Agreement dated as of September 19, 1997 among Registrant and John A. Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N. Tavares
10.2	(4)	Agreement and Plan of Recapitalization dated as of September 8, 1997 among Hanover Capital Partners Ltd. and John A. Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N. Tavares
10.3	(4)	Bonus Incentive Compensation Plan dated as of September 9, 1997
10.4.1	(4)	1997 Executive and Non-Employee Director Stock Option Plan
10.4.2	(10)	1999 Equity Incentive Plan
10.5.1	(8)	Stock Option Agreement effective as of July 1, 2002 between Registrant and John A. Burchett

10.5.2	(11)	Stock Purchase Agreement as of March 31, 2003 between John A. Burchett and Registrant
10.5.3	(12)	Amended and Restated Employment Agreement of John A. Burchett, effective as of July 1, 2007
10.5.4	(13)	Second Amended and Restated Employment Agreement dated as of September 30, 2008 between Registrant and John A. Burchett.
10.6.1	(8)	Stock Option Agreement effective as of July 1, 2002 between Registrant and Irma N. Tavares
10.6.2	(12)	Amended and Restated Employment Agreement of Irma N. Tavares, effective as of July 1, 2007
10.6.3	(13)	Second Amended and Restated Employment Agreement dated as of September 30, 2008 between Registrant and Irma N. Tavares.
10.7.1	(8)	Stock Option Agreement effective as of July 1, 2002 between Registrant and Joyce S. Mizerak
10.7.2	(14)	Separation and General Release Agreement dated January 31, 2007 between Joyce S. Mizerak and Registrant.
10.8.1	(8)	Stock Option Agreement effective as of July 1, 2002 between Registrant and George J. Ostendorf
10.8.2	(11)	Stock Purchase Agreement as of March 31, 2003 between George J. Ostendorf and Registrant
10.8.3	(14)	Separation and General Release Agreement dated December 29, 2006 between George J. Ostendorf and Registrant.
10.9.1	(15)	Employment Agreement dated as of January 1, 2000 between Registrant and Thomas P. Kaplan
10.9.2	(16)	Stock Purchase Agreement as of December 13, 2002 between Thomas P. Kaplan and Registrant
10.10.1	(17)	Employment Agreement dated as of April 14, 2005 between Registrant and Harold F. McElraft
10.10.2	(12)	Retention Agreement of Harold F. McElraft dated as of November 27, 2007
10.10.3	(18)	Amended and Restated Retention Agreement of Harold F. McElraft dated December 10, 2007
10.10.4	(13)	Second Amended and Restated Retention Agreement of Harold F. McElraft dated as of September 30, 2008
10.11.1	(12)	Retention Agreement of James C. Strickler dated as of November 27, 2007
10.11.2	(18)	Amended and Restated Retention Agreement of James C. Strickler dated December 10, 2007
10.11.3	(13)	Second Amended and Restated Retention Agreement of James C. Strickler dated as of September 30, 2008
10.12.1	(12)	Retention Agreement of Suzette N. Berrios dated as of November 27, 2007
10.12.2	(18)	Amended and Restated Retention Agreement of Suzette N. Berrios dated December 10, 2007
10.12.3	(13)	Second Amended and Restated Retention Agreement of Suzette N. Berrios dated as of September 30, 2008.
10.13.1	(4)	Office Lease Agreement, dated as of March 1, 1994, between Metroplex Associates and Registrant, as amended by the First Modification and Extension of Lease Amendment dated as of February 28, 1997
10.13.2	(16)	Second Modification and Extension of Lease Agreement dated April 22, 2002 between Metroplex Associates and Registrant
10.13.3	(16)	Third Modification of Lease Agreement dated May 8, 2002 between Metroplex Associates and Hanover Capital Mortgage Corporation

10.13.4	(16)	Fourth Modification of Lease Agreement dated November 2002 between Metroplex Associates and Hanover Capital Mortgage Corporation
10.13.5	(19)	Fifth Modification of Lease Agreement dated October 9, 2003 between Metroplex Associates and Hanover Capital Partners Ltd.
10.13.6	(20)	Sixth Modification of Lease Agreement dated August 3, 2005 between Metroplex Associates and HanoverTrade Inc.
10.13.7	(6)	Seventh Modification of Lease Agreement dated December 16, 2005 between Metroplex Associates and Hanover Capital Partners 2, Ltd.
10.14.1	(10)	Office Lease Agreement, dated as of February 1, 1999, between LaSalle-Adams, L.L.C. and Hanover Capital Partners Ltd.
10.14.2	(19)	First Amendment to Lease dated January 5, 2004 between LaSalle-Adams L.L.C. and Hanover Capital Partners Ltd.
10.15.1	(16)	Office Lease Agreement, dated as of September 3, 1997, between Metro Four Associates Limited Partnership and Pamex Capital Partners, L.L.C., as amended by the First Amendment to Lease dated May 2000
10.15.2	(5)	Second Amendment to Lease, dated as of May 14, 2004, between Metro Four Associates Limited Partnership, as Landlord, and HanoverTrade, Inc. as Tenant
10.16	(19)	Sublease Agreement dated as of April 2004 between EasyLink Services, Inc. and HanoverTrade, Inc.
10.17	(11)	Office Lease Agreement, dated as of July 10, 2002, between 233 Broadway Owners, LLC and Registrant
10.18	(20)	Office Lease Agreement dated August 3, 2005 between Metroplex Associates and HanoverTrade Inc.
10.19.1	(4)	Contribution Agreement dated September 19, 1997 among Registrant, John A. Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N. Tavares
10.19.2	(8)	Amendment No. 1 to Contribution Agreement entered into as of July 1, 2002 among Registrant, John A. Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N. Tavares
10.19.3	(21)	Amendment No. 2 to Contribution Agreement entered into as of May 20, 2004 among Registrant, John A. Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N. Tavares
10.20	(4)	Participation Agreement dated as of August 21, 1997 among Registrant, John A. Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N. Tavares
10.21	(4)	Loan Agreement dated as of September 19, 1997 between Registrant and each of John A. Burchett, Joyce S. Mizerak, George J. Ostendorf and Irma N. Tavares
10.22.1	(22)	Management Agreement, dated as of January 1, 1998, between Registrant and Hanover Capital Partners Ltd.
10.22.2	(10)	Amendment Number One to Management Agreement, dated as of September 30, 1999
10.23.1	(23)	Amended and Restated Master Loan and Security Agreement among Greenwich Capital Financial Products, Inc., Registrant and Hanover Capital Partners Ltd. dated March 27, 2000
10.23.2	(16)	Amendment Number Six dated as of March 27, 2003 to the Amended and Restated Master Loan and Security Agreement dated as of March 27, 2000 among Registrant, Hanover Capital Partners, Ltd. and Greenwich Capital Financial Products, Inc.
10.23.3	(11)	Amendment Number Seven dated as of April 27, 2003 to the Amended and Restated Master Loan and Security Agreement dated as of March 27, 2000 among Registrant, Hanover Capital Partners, Ltd. and Greenwich Capital Financial Products, Inc.

10.23.4	(19)	Amendment Number Eight dated as of April 26, 2004 to the Amended and Restated Master Loan and Security Agreement dated as of March 27, 2000 among Registrant, Hanover Capital Partners, Ltd. and Greenwich Capital Financial Products, Inc.
10.23.5	(20)	Amendment Number Nine dated as of April 18, 2005 to the Amended and Restated Master Loan and Security Agreement dated as of March 27, 2000 among Registrant, Hanover Capital Partners, Ltd. and Greenwich Capital Financial Products, Inc.
10.23.6	(20)	Amendment Number Ten dated as of May 5, 2005 to the Amended and Restated Master Loan and Security Agreement dated as of March 27, 2000 among Registrant, Hanover Capital Partners, Ltd. and Greenwich Capital Financial Products, Inc.
10.23.7	(20)	Amendment Number Eleven dated as of May 16, 2005 to be Amended and Restated Master Loans and Security Agreement dated as of March 27, 2000 among Registrant Hanover Capital Partners, Ltd. and Greenwich Capital Financial Products, Inc.
10.23.8	(6)	Amendment Number Twelve Dated as of January 31, 2006 of the Amended and Restated Master Loan and Security Agreement dated as of March 27, 2000, among Registrant, Hanover Capital Partners 2, Ltd. and Greenwich Capital Financial Products, Inc.
10.23.9	(24)	Amendment Number Thirteen Dated as of March 31, 2006, of the Amended and Restated Master Loan and Security Agreement dated as of March 27, 2000, between the Registrant and Greenwich Capital Financial Products, Inc.
10.23.10	(25)	Amendment Number Fourteen dated as of May 18, 2006, of the Amended and Restated Master Loan and Security Agreement dated as of March 27, 2000, between the Registrant and Greenwich Capital Financial Products, Inc.
10.23.11	(25)	Amendment Number Fifteen dated as of June 14, 2006, of the Amended and Restated Master Loan and Security Agreement dated as of March 27, 2000, between the Registrant and Greenwich Capital Financial Products, Inc.
10.23.12	(26)	Amendment Number Sixteen dated as of June 13, 2007, of the Amended and Restated Master Loan and Security Agreement dated as of March 27, 2000, between the Registrant and Greenwich Capital Financial Products, Inc.
10.23.13	(27)	Amendment Number Seventeen dated as of July 11, 2007 of the Amended and Restated Master Loan and Security Agreement dated as of March 27, 2000, between the Registrant and Greenwich Capital Financial Products, Inc.
10.23.14	(28)	Waiver dated October 22, 2007 pertaining to the Amended and Restated Master Loan and Security Agreement dated as of March 27, 2000, between the Registrant and Greenwich Capital Financial Products, Inc.
10.24	(15)	Asset Purchase Agreement, dated as of January 19, 2001 among HanoverTrade.com, Inc., Registrant, Pamex Capital Partners, L.L.C. and the members of Pamex Capital Partners, L.L.C.
10.25	(16)	Amended and Restated Limited Liability Agreement as of November 21, 2002 among BTD 2001 HDMF-1 Corp., Registrant and Provident Financial Group, Inc.
10.36.1	(29)	Indemnity Agreement between Registrant and John A. Burchett, dated as of July 1, 2004
10.36.2	(29)	Indemnity Agreement between Registrant and John A. Clymer, dated as of July 1, 2004
10.36.3	(29)	Indemnity Agreement between Registrant and Joseph J. Freeman, dated as of July 1, 2004

10.36.4	(29)	Indemnity Agreement between Registrant and Roberta M. Graffeo, dated as of July 1, 2004
10.36.6	(29)	Indemnity Agreement between Registrant and Douglas L. Jacobs, dated as of July 1, 2004
10.36.7	(29)	Indemnity Agreement between Registrant and Harold F. McElraft, dated as of July 1, 2004
10.36.8	(29)	Indemnity Agreement between Registrant and Richard J. Martinelli, dated as of July 1, 2004
10.36.9	(29)	Indemnity Agreement between Registrant and Joyce S. Mizerak, dated as of July 1, 2004
10.36.10	(29)	Indemnity Agreement between Registrant and Saiyid T. Naqvi, dated as of July 1, 2004
10.36.11	(29)	Indemnity Agreement between Registrant and George J. Ostendorf, dated as of July 1, 2004
10.36.12	(29)	Indemnity Agreement between Registrant and John N. Rees, dated as of July 1, 2004
10.36.13	(29)	Indemnity Agreement between Registrant and David K. Steel, dated as of July 1, 2004
10.36.14	(29)	Indemnity Agreement between Registrant and James F. Stone, dated as of July 1, 2004
10.36.15	(29)	Indemnity Agreement between Registrant and James C. Strickler, dated as of July 1, 2004
10.36.16	(29)	Indemnity Agreement between Registrant and Irma N. Tavares, dated as of July 1, 2004
10.36.17	(17)	Indemnity Agreement between Registrant and Harold F. McElraft, dated as of April 14, 2005
10.36.18	(6)	Indemnity Agreement between Registrant and Suzette Berrios, dated as of November 28, 2005
10.37.1	(5)	Purchase Agreement, dated February 24, 2005, among Registrant, Hanover Statutory Trust I and Taberna Preferred Funding I, Ltd.
10.37.2	(1)	Exchange Agreement, dated as of September 30, 2008, between Registrant and Taberna Preferred Funding I, Ltd.
10.38.1	(30)	Master Repurchase Agreement among Sovereign Bank, as Buyer, Registrant and Hanover Capital Partners Ltd, as Seller, dated as of June 28, 2005
10.38.2	(6)	Assignment, Assumption and Recognition Agreement dated January 20, 2006 among the Registrant, Hanover Capital Partners 2, Ltd. and Sovereign Bank
10.38.3	(6)	Assignment, Assumption and Recognition Agreement dated January 20, 2006 among the Registrant, Hanover Capital Partners 2, Ltd., Sovereign Bank and Deutsche Bank National Trust Company
10.39	(24)	ISDA Master Agreement dated April 3, 2006, between Registrant and SMBC Derivative Products Limited
10.40.1	(31)	Master Repurchase Agreement dated June 22, 2006, among Registrant and Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Company
10.40.2	(32)	Termination Agreement dated March 31, 2008 of the Master Repurchase Agreement dated June 22, 2006, between Registrant and Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main Company
10.41	(33)	Warehouse Agreement between Merrill Lynch International and Registrant, dated as of August 28, 2006.
10.42	(14)	Asset Purchase Agreement between Registrant and Terwin Acquisition I, LLC, dated as of January 12, 2007

10.43.1	(34)	Master Repurchase Agreement and Annex I thereto between RCG, Ltd., as Buyer, and Registrant, as Seller, dated as of August 10, 2007
10.43.2	(34)	Stock Purchase Agreement between RCG, Ltd. and Registrant, dated August 10, 2007
10.43.3	(35)	Waiver dated December 4, 2007, related to Stock Purchase Agreement dated as of August 10, 2007, between RCG PB, Ltd. and Registrant
10.43.4	(36)	Waiver dated as of January 15, 2008, related to Stock Purchase Agreement dated as of August 10, 2007, between Registrant and RCG PB, Ltd.
10.43.5	(37)	Master Repurchase Agreement, dated as of August 10, 2007, and Amended and Restated Annex I thereto, dated as of October 3, 2007, between RCG, Ltd., as Buyer, and Registrant, as Seller
10.43.6	(28)	Master Repurchase Agreement, dated as of August 10, 2007, and Seconded Amended and Restated Annex I thereto, dated as of November 13, 2007, between RCG, Ltd., as Buyer, and Registrant, as Seller
10.44	(13)	Loan and Security Agreement, dated as of September 26, 2008, between Registrant and JWH Holding Company, LLC
10.45	(13)	Securities Account Control Agreement, dated as of September 25, 2008, among Registrant, JWH Holding Company, LLC, and Regions Bank.
10.46	(1)	Exchange Agreement, dated as of September 30, 2008, among Registrant, Amster Trading Company and Ramat Securities, LTD.
10.47	(1)	Voting Agreement, dated as of September 30, 2008, among Registrant, Walter Industries, Inc., JWH Holding Company, LLC., John A. Burchett, Irma N. Tavares, Amster Trading Company and Ramat Securities, LTD.
10.48	(1)	Software License Agreement, dated as of September 30, 2008, between Registrant and JWH Holding Company, LLC.
10.49	(9)*	Form of Transition Services Agreement between Walter Industries, Inc. and Walter Investment Management Corporation
10.50	(9)*	Form of Tax Separation Agreement between Walter Industries, Inc. and Walter Investment Management Corporation
10.51	(9)*	Form of Joint Litigation Agreement between Walter Industries, Inc. and Walter Investment Management Corporation
10.52	(9)	Amended and Restated Limited Liability Company Agreements of JWH Holding Company, LLC, between Walter Industries, Inc. and JWH Holding Company, LLC, dated September 30, 2008
10.53	(9)*	Agreement dated as of March 2, 2006, between JWH Holding Company, LLC and Mark J. O'Brien
10.54	(9)*	Agreement dated as of November 2, 2006, between JWH Holding Company, LLC and Charles E. Cauthen
10.55	(9)*	JWH Holding Company, LLC Economic Profit Plan Document
10.56	(9)*	The 2007 Long-Term Incentive Award Plan of JWH Holding Company, LLC
10.57	(9)*	JWH Holding Company, LLC Option Agreement
21	(32)	Subsidiaries of Registrant
23.1	(9)	Consent of Grant Thornton LLP
23.2	(9)	Consent of Thacher Proffitt & Wood LLP (included in Exhibits 5 and 8 to this Registration Statement)
23.3	(9)	Consent of Ernst & Young LLP
23.4	(9)	Consent of Pricewaterhouse Coopers LLP
24	(9)	Power of Attorney (included as part of the signature page hereof)
99.1	(1)	Opinion of Keefe, Bruyette & Woods, Inc.
99.2	(9)	Form of Proxy Card for Special Meeting of Stockholders of Registrant
99.3	(9)	Form of Consent of Keefe, Bruyette & Woods, Inc.

Note	Notes to Exhibit Index
(1)	Included as an Annex to the proxy statement/ prospectus forming a part of this registration statement.
(2)	Incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, as filed with the Securities and Exchange Commission on August 14, 2002.
(3)	Incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, as filed with the Securities and Exchange Commission on November 19, 2007.
(4)	Incorporated herein by reference to Registrant's Registration Statement on Form S-11, Registration No. 333-29261, as amended, which became effective under the Securities Act of 1933, as amended, on September 15, 1997.
(5)	Incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on March 31, 2005.
(6)	Incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on March 16, 2006.
(7)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 24, 2000.
(8)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 16, 2002.
(9)	Filed herewith.
(10)	Incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, as filed with the Securities and Exchange Commission on March 30, 2000.
(11)	Incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as filed with the Securities and Exchange Commission on May 15, 2003.
(12)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 3, 2007.
(13)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 1, 2008.
(14)	Incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on March 16, 2007.
(15)	Incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on April 2, 2001.
(16)	Incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on March 28, 2003.
(17)	Incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the Securities and Exchange Commission on May 16, 2005.
(18)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2007.
(19)	Incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as filed with the Securities and Exchange Commission on May 24, 2004.
(20)	Incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the Securities and Exchange Commission on August 9, 2005.
(21)	Incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as filed with the Securities and Exchange Commission on August 12, 2004.

(22)	Incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, as filed with the Securities and Exchange Commission on March 31, 1998.
(23)	Incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, as filed with the Securities and Exchange Commission on May 15, 2000.
(24)	Incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, as filed with the Securities and Exchange Commission on May 10, 2006.
(25)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2006.
(26)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 14, 2007.
(27)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 11, 2007.
(28)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2007.
(29)	Incorporated herein by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, as filed with the Securities and Exchange Commission on November 9, 2004.
(30)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2005.
(31)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 28, 2006.
(32)	Incorporated herein by reference to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on April 2, 2008.
(33)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 1, 2006.
(34)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 16, 2007.
(35)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2007.
(36)	Incorporated herein by reference to Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 18, 2008.
(37)	Incorporated herein by reference to Registrant's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on October 10, 2007.

*
To be filed by amendment